As filed with the U.S. Securities and Exchange Commission on November 15, 2021

Registration No. 333-258080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

AMENDMENT NO. 5
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

ISOS ACQUISITION CORPORATION*
(Exact name of registrant as specified in its charter)

____________________________

Cayman Islands	6770	98-1632024
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

55 Post Road West, Suite 200
Westport, CT 06880
(203) 554-5641
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

George Barrios
Michelle Wilson
Co-Chief Executive Officers
Isos Acquisition Corporation
Westport, CT 06880
(203) 554-5641
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Gary J. Simon, Esq. Scott Naturman, Esq. Anson B. Frelinghuysen, Esq. Javad Husain, Esq. Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 (212) 837-6000	David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

_____________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Class A common stock issuable to Bowlero Stockholders(1)	58,518,805	N/A		$1,952	(2)	$0.22
Class A common stock issuable upon the conversion of Class B common stock issuable to Bowlero Stockholders(3)	62,392,209	N/A		2,079	(4)	0.23
Class A common stock issued on conversion of the Isos Class A ordinary shares and Isos Class B ordinary shares(5)	31,854,625	9.91	(6)	315,679,334		34,440.62
Redeemable warrants(7)	13,892,394	1.65	(8)	22,922,450		2,500.84
Class A common stock issuable upon the exercise of redeemable warrants(9)	13,892,394	—	(10)	—		—
Total Class A Common Stock:	166,613,033
Total:				$338,605,815		$36,941.96	(11)

____________

(1)      Based on the number of shares of Class A common stock, par value $0.0001 per share, of New Bowlero (as defined below) to be issued pursuant to the Business Combination Agreement (as defined below) in exchange for shares of Bowlero Common Stock (as defined below) and assuming the “no redemption” scenario.

(2)      Calculated pursuant to Rule 457 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(3)      Based on the number of shares of Class B common stock, par value $0.0001 per share of New Bowlero to be issued as consideration pursuant to the Business Combination Agreement in exchange for shares of Bowlero Common Stock and assuming the “no redemption” scenario. Each share of New Bowlero Class B common stock will be convertible into one share of New Bowlero Class A common stock and assuming the “no redemption” scenario.

(4)      Calculated pursuant to Rule 457 of the Securities Act.

(5)      Based on the number of New Bowlero Cass A common stock to be issued upon conversion of (i) 25,438,700 Class A ordinary shares, par value $0.0001 per share (including Class A ordinary shares included in units) issued by the registrant in its IPO registered on Form S-1 (SEC File No. 333-252283) and (ii) 6,370,925 Class B ordinary shares of the registrant, par value $0.0001 per share, which Class A and Class B ordinary shares, as a result of the Domestication (as defined below), will automatically be converted by operation of law into shares of New Bowlero Class A common stock.

(6)      Calculated pursuant to Rule 457 of the Securities Act.

(7)      Represents (A) 8,494,566 redeemable warrants issued by the registrant in its IPO registered on Form S-1 (SEC File No. 333-252283), and (B) 5,397,828 warrants issued by the registrant in a private placement concurrently with its IPO, which warrants, as a result of the Domestication, will become warrants to acquire the same number of shares of New Bowlero Class A common stock at the same price and on the same terms set forth in the warrant agreement.

(8)      Calculated pursuant to Rule 457 of the Securities Act.

(9)      Represents the number of shares of Class A common stock issuable upon exercise of warrants pursuant to their terms. Each whole warrant will entitle the warrant holder to purchase one share of New Bowlero Class A common stock at a price of $11.50 per share.

(10)    Pursuant to Rule 457(i) of the Securities Act, no additional registration fee is payable.

(11)    Previously paid.

*        Prior to the consummation of the Business Combination described herein, the registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law (the “Domestication”), pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Isos Acquisition Corporation (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication which, in connection with the Business Combination, will be renamed “Bowlero Corp.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Isos Acquisition Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED NOVEMBER 15, 2021,
SUBJECT TO COMPLETION

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
ISOS ACQUISITION CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

___________________________________

PROSPECTUS FOR
166,613,033 SHARES OF COMMON STOCK AND
13,892,394 REDEEMABLE WARRANTS
OF ISOS ACQUISITION CORPORATION

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE), THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION, WHICH WILL BE RENAMED “BOWLERO CORP.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

____________________________________

The board of directors of Isos Acquisition Corporation, a Cayman Islands exempted company (“Isos”), has unanimously approved (1) the domestication of Isos as a Delaware corporation (the “Domestication”); (2) the merger of Bowlero with and into Isos, with Isos surviving such merger (the “Business Combination”), pursuant to the Business Combination Agreement attached to this proxy statement/prospectus as Annex A (the “Business Combination Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto. Following the Domestication and in connection with the Business Combination, Isos will change its name to “Bowlero Corp.” For purposes of this proxy statement/prospectus, Isos after the Domestication (and, to the extent applicable, the Business Combination) is referred to as “New Bowlero.”

The Isos units, Isos Class A ordinary shares and Isos warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “ISOS.U,” “ISOS” and “ISOS WS,” respectively. Isos will apply for listing, to be effective at the closing of the Business Combination, of New Bowlero Class A common stock and New Bowlero warrants on the NYSE under the proposed symbols “BOWL” and “BOWL.W”, respectively. It is a condition of the consummation of the Business Combination described above that Isos receives confirmation from the NYSE that the securities have been conditionally approved for listing on the NYSE, but there can be no assurance such listing conditions will be met or that Isos will obtain such confirmation from the NYSE. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the Stock Issuance condition set forth in the Business Combination Agreement is waived by the applicable parties.

As a result of the Business Combination, all Bowlero Stockholders, other than Tom Shannon, Bowlero’s CEO, will receive New Bowlero Class A common stock. Mr. Shannon will receive New Bowlero Class B common stock in the Business Combination. New Bowlero Class B common stock will rank pari passu with New Bowlero Class A common stock in all respects, except that it will be entitled to super voting rights of ten (10) votes per share as described herein. See “Description of Securities After the Business Combination — Common Stock.” Upon consummation of the Business Combination, for purposes of the NYSE, New Bowlero will be a “controlled company,” although New Bowlero does not currently intend to take advantage of any exemptions from corporate governance standards available to controlled companies. Under the NYSE rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Mr. Shannon will, directly or indirectly, hold approximately 84.7% of the voting power of New Bowlero’s capital stock.

This proxy statement/prospectus provides shareholders of Isos with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of Isos. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 38 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ISOS ACQUISITION CORPORATION

55 Post Road West, Suite 200
Westport, CT 06880

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON            , 2021

TO THE SHAREHOLDERS OF ISOS ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Isos Acquisition Corporation, a Cayman Islands exempted company, company number 369645 (“Isos”), will be held at        , Eastern Time, on        , 2021. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of Isos, the physical location of the extraordinary general meeting shall be at the offices of Hughes Hubbard & Reed LLP, at One Battery Park Plaza, New York, NY 10004, or you or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting          and using a control number assigned by Continental Stock Transfer. For purposes of this proxy statement/prospectus, Isos after the Domestication (and, to the extent applicable, the Business Combination) is referred to as “New Bowlero.”

You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•        Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, dated as of July 1, 2021, as amended on November 1, 2021 (the “Business Combination Agreement”), by and among Isos and Bowlero, a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Business Combination Agreement provides for, among other things, the merger of Bowlero with and into Isos (the “Merger”), with Isos surviving the Merger, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•        Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of Isos’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”) (the “Domestication Proposal”);

•        Proposal No. 3 — Organizational Documents Proposals — to consider and vote upon the following separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation” and the proposed new bylaws (the “Proposed Bylaws” and together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”), including the following material differences between Isos’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the Proposed Organizational Documents of Isos Acquisition Corporation (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)):

•        (A) Organizational Documents Proposal 3A — to authorize the change in the authorized capital stock of Isos from 300,000,000 Class A ordinary shares, par value $0.0001 per share (the “Isos Class A ordinary shares”), 20,000,000 Isos Class B ordinary shares, par value $0.0001 per share (the “Isos Class B ordinary shares” and, together with the Isos Class A ordinary shares, the “Isos ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share, to 2,400,000,000 shares of capital stock of New Bowlero, consisting of 2,000,000,000 shares of Class A common stock, par value $0.0001 per share, of New Bowlero (the “New Bowlero Class A common stock”), 200,000,000 shares of Class B common stock, par value $0.0001 per share, of

New Bowlero (the “New Bowlero Class B common stock”), and 200,000,000 shares of preferred stock, par value $0.0001 per share, of New Bowlero (the “New Bowlero preferred stock”) (“Organizational Documents Proposal 3A”);

•        (B) Organizational Documents Proposal 3B — to authorize the board of directors of Bowlero to issue any or all shares of Bowlero Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (“Organizational Documents Proposal 3B”);

•        (C) Organizational Documents Proposal 3C — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation (“Organizational Documents Proposal 3C”);

•        (D) Organizational Documents Proposal 3D — to authorize electing not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders and, instead, be governed by a provision substantially similar to Section 203 of the DGCL (“Organizational Documents Proposal 3D”);

•        (E) Organizational Documents Proposal 3E — to approve provisions providing that the affirmative vote of at least two-thirds of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors will be required for stockholders to adopt, amend, or repeal certain provisions of the Proposed Certificate of Incorporation or the Proposed Bylaws (“Organizational Documents Proposal 3E”);

•        (F) Organizational Documents Proposal 3F — to approve provisions permitting the removal of a director only upon the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the New Bowlero Class B common stock issued and outstanding represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders (“Organizational Documents Proposal 3F”);

•        (G) Organizational Documents Proposal 3G — to approve provisions entitling holders of shares of New Bowlero Class A common stock to cast one vote per share of New Bowlero Class A common stock and holders of shares of New Bowlero Class B common stock to cast 10 votes per share of New Bowlero Class B common stock on each matter properly submitted to New Bowlero’s stockholders entitled to vote, as opposed to each Isos Class A ordinary share and Isos Class B ordinary share being entitled to one vote per share on each matter properly submitted to Isos’s shareholders entitled to vote (“Organizational Documents Proposal 3G”); and

•        (H) Organizational Documents Proposal 3H — to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Isos Acquisition Corporation” to “Bowlero Corp.”, (ii) making New Bowlero’s corporate existence perpetual, and (iii) removing certain provisions related to Isos’s status as a blank check company that will no longer be applicable upon consummation of the Transactions, all of which Isos’s board of directors believes is necessary to adequately address the needs of New Bowlero after the Transactions (“Organizational Documents Proposal 3H”);

•        Proposal No. 4 — The Director Election Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect nine directors, who, upon consummation of the Business Combination, will be the directors of New Bowlero (the “Director Election Proposal”);

•        Proposal No. 5 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of the NYSE, the issuance of (a) New Bowlero Class A common stock and New Bowlero preferred stock to the PIPE Investors, (b) shares of New Bowlero common stock and New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) shares of New Bowlero Class A common stock to the Forward Purchase Investors (the “Stock Issuance Proposal”);

•        Proposal No. 6 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution the Bowlero Corp. 2021 Omnibus Incentive Plan (the “Incentive Plan Proposal”);

•        Proposal No. 7 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution the Bowlero Corp. Employee Stock Purchase Plan (the “ESPP Proposal”); and

•        Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of Proposals No. 1 through 7 (including each of 3(A) through 3(H) (each, a “Condition Precedent Proposal”) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on        , 2021 are entitled to notice of, to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to Isos’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Isos’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 38 of this proxy statement/prospectus.

After careful consideration, the board of directors of Isos has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Isos’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Isos, you should keep in mind that Isos’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of Isos that New Bowlero redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Isos’s transfer agent, that New Bowlero redeem all or a portion of your public shares for cash; and

(iii)   deliver your public shares to Continental, Isos’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on        , 2021 (two business days before the extraordinary general meeting in order for their shares to be redeemed).

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights in respect of the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Isos’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote with respect to the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Isos’s transfer agent, New Bowlero will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Extraordinary General Meeting of Isos Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Isos Acquisition Sponsor LLC, a Delaware limited liability company and Isos’s sponsor (the “Sponsor”), and LionTree Partners LLC, a Delaware limited liability company (“LionTree”), have each agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, and to waive its redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by it, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of July 1, 2021, a copy of which is attached to this proxy statement/prospectus statement as Annex H (the “Sponsor Support Agreement”). As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

The Business Combination Agreement provides that the obligations of Bowlero to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, minus the aggregate amount of cash proceeds required to satisfy any redemptions of Isos Class A ordinary shares, plus the Forward Purchase Investment (as defined herein), plus amounts received from the PIPE Offerings (as defined herein) is equal to or greater than $520.0 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Bowlero. If such condition is not met, and such condition is not or cannot be waived under the terms of the Business Combination Agreement, then the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will Isos redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting in person or virtually, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC (the “Proxy Solicitor”), our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing ISOS@info.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Isos Acquisition Corporation

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ISOS’S TRANSFER AGENT BY NO LATER THAN        , 2021 (AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING). YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Page
Frequently Used Terms	iii
Cautionary Note Regarding Forward-Looking Statements	vi
Questions and Answers About the Proposals	1
Summary of the Proxy Statement/Prospectus	16
Summary Risk Factors	30
Selected Historical Financial Information of Bowlero	31
Selected Historical Financial Information of Isos	33
Selected Unaudited Pro Forma Condensed Combined Financial Information	35
Comparative Per Share Information	37
Risk Factors	38
Unaudited Pro Forma Condensed Combined Financial Information	73
Extraordinary General Meeting of Isos Shareholders	86
The Bca Proposal	93
The Domestication Proposal	126
The Organizational Documents Proposals	129
Organizational Documents Proposal 3A — Approval of Authorization of Change to Authorized Capital Stock, as Set Forth in the Proposed Organizational Documents	132
Organizational Documents Proposal 3B — Approval of Proposal Regarding Issuance of New Bowlero Preferred Stock at the Board of Directors’ Discretion, as Set Forth in the Proposed Organizational Documents	134
Organizational Documents Proposal 3C — Approval of Proposal Regarding Adopting Delaware as the Exclusive Forum for Certain Stockholder Litigation	136
Organizational Documents Proposal 3D — Approval of Proposal Regarding Election to not be Governed by Section 203 of the Dgcl	138
Organizational Documents Proposal 3E — Approval of Proposal Regarding Adoption of Supermajority Vote Requriement to Amend the Proposed Organizational Documents	140
Organizational Documents Proposal 3F — Approval of Proposal Regarding Adoption of Supermajority Vote Requriement to Remove Directors	141
Organizational Documents Proposal 3G — Approval of Proposal Regarding Voting Rights of Common Stock	142
Organizational Documents Proposal 3H — Approval of Proposal Regarding other Changes in Connection with Adoption of the Proposed Organizational Documents	144
The Director Election Proposal	146
The Stock Issuance Proposal	148
The Incentive Plan Proposal	150
The ESPP Proposal	157
The Adjournment Proposal	160
U.s. Federal Income Tax Considerations	161
Information About Isos	174
Management of Isos	178
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isos	184
Information About Bowlero	188
Executive Officers and Directors of Bowlero	191

i

Annexes

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Isos” refer to Isos Acquisition Corporation, a Cayman Islands exempted company, and the term “New Bowlero” refers to Isos Acquisition Corporation following consummation of the Domestication (and, to the extent applicable, the Business Combination, in connection with which Isos Acquisition Corporation is expected to be renamed “Bowlero Corp.”).

In this document:

“Adjournment Proposal” means the proposal to be considered at the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve one or more proposal at the Special Meeting.

“Atairos” means A-B Parent LLC, a Delaware limited liability company.

“BCA Proposal” means the proposal to be considered at the extraordinary general meeting to approve the ordinary resolutions and adopt the Business Combination Agreement.

“Bowlero” means Bowlero Corp., a Delaware corporation, and its subsidiaries, prior to the Closing of the Business Combination (which is expected to merge with and into Isos).

“Bowlero Common Stock” means each share of Bowlero’s common stock, par value $0.0001 per share, issued and outstanding as of immediately prior to the Effective Time.

“Bowlero Preferred Stock” means each share of Bowlero’s preferrerd stock, par value $0.0001 per share, issued and outstanding as of immediately prior to the Effective Time.

“Bowlero Stockholder” means any holder of any share of Bowlero capital stock.

“Business Combination” means the proposed merger of Bowlero with and into Isos, with Isos surviving such merger.

“Business Combination Agreement” means the Business Combination Agreement, dated as of July 1, 2021, as amended on November 1, 2021 between Isos and Bowlero.

“Cayman Constitutional Documents” means the Isos Amended and Restated Memorandum and the Isos Articles of Association.

“Closing” means the closing of the Business Combination.

“Common PIPE Investors” means investors that subscribed for New Bowlero Class A common shares in the Common PIPE Offering.

“Common PIPE Offering” means the agreement by Isos to sell to the Common PIPE Investors, an aggregate of 15 million Class A common shares of New Bowlero for a purchase price of $10.00 per share for an aggregate of $150.0 million.

“Common PIPE Subscription Agreements” means those certain subscription agreements, each dated as of July 1, 2021, with a number of Common PIPE Investors, including Isos’s Co-Chief Executive Officers, George Barrios and Michelle Wilson, and LionTree, pursuant to which, substantially concurrent with the Closing of the Business Combination, the Common PIPE Investors agreed to purchase and Isos agreed to sell the Common PIPE Shares.

“Company” means Isos Acquisition Corporation, a Delaware corporation.

“Director Election Proposal” means the proposal to be considered at the extraordinary general meeting to elect nine directors, who upon consummation of the Business Combination, will be the directors of New Bowlero.

“Domestication” means to transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Cayman Islands Companies Act (As Revised).

“Domestication Proposal” means the proposal to be considered at the extraordinary general meeting to approve by special resolution, the change of Isos’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

“Effective Time” means the effective time of the Merger.

“ESPP Proposal” means the proposal to be considered at the extraordinary general meeting to approve by ordinary resolution the Bowlero Corp. Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forward Purchase Contract” means that certain Amended and Restated Forward Purchase Contract, dated as of July 1, 2021, among Isos and the subscribers party thereto pursuant to which the subscribers agreed to purchase 10 million shares of New Bowlero Class A common stock and warrants to purchase 3,333,333 shares of New Bowlero Class A common stock for an aggregate purchase price of $100.0 million on closing of the Business Combination, subject to the terms and conditions set forth therein.

“Forward Purchase Investors” means the subscribers pursuant to the Forward Purchase Contract.

“Incentive Plan Proposal” means the proposal to be considered at the extraordinary general meeting to approve by ordinary resolution the Bowlero Corp. 2021 Omnibus Incentive Plan.

“Isos” or “the Company” means Isos Acquisition Corporation, a Cayman Islands exempted company (which is expected to transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the Business Combination Agreement).

“Isos Board” means the board of directors of Isos.

“Isos Articles of Association” means the articles of association of Isos, as amended and restated, in effect prior to the Domestication and the Business Combination.

“Isos Class A ordinary shares” means the shares of Isos’s Class A ordinary shares, par value $0.0001.

“Isos Class B ordinary shares” means the shares of Isos’s Class B ordinary shares, par value $0.0001.

“Isos ordinary shares” means, collectively, the Isos Class A ordinary shares and the Isos Class B ordinary shares.

“Isos Board” means the board of directors of Isos, prior to the Domestication and the Closing of the Business Combination.

“LionTree” means LionTree Partners LLC, a Delaware limited liability company.

“Merger” means the merger of Bowlero with and into Isos, with Isos surviving the Merger.

“New Bowlero” means Isos Acquisition Corporation after giving effect to the Domestication and the Business Combination.

“New Bowlero Board” means the board of directors of New Bowlero, after the Domestication and the Closing of the Business Combination.

“New Bowlero Class A common stock” means the common stock of New Bowlero, $0.0001 par value per share, designated as Class A common stock of New Bowlero in the Isos Certificate of Incorporation.

“New Bowlero Class B common stock” means the common stock of New Bowlero, $0.0001 par value per share, designated as Class B common stock of New Bowlero in the Isos Certificate of Incorporation.

“New Bowlero common stock” means the Class A common stock and Class B common stock of New Bowlero.

“New Bowlero preferred stock” means the shares of Series A convertible preferred stock, par value $0.0001 per share, of New Bowlero.

“Organizational Documents Proposals” means the proposals to be considered at the extraordinary general meeting to approve by special resolution the proposed Organizational Documents, including certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents.

“Original Business Combination Agreement” means the original Business Combination Agreement, dated as of July 1, 2021 between Isos and Bowlero.

“PIPE Investors” means the investors that subscribed for shares of New Bowlero Class A common stock and/or New Bowlero preferred stock in the PIPE Offerings.

“PIPE Offerings” means the Common PIPE Offering and the Preferred PIPE Offering.

“Preferred PIPE Investors” means investors that subscribed for Preferred PIPE shares.

“Preferred PIPE Offering” means the agreement by Isos to sell to the Preferred PIPE Investors an aggregate of 95,000 shares of Preferred PIPE Shares for a purchase price of $1,000.00 per share for an aggregate of $95.0 million.

“Preferred PIPE Shares” means an aggregate of 95,000 shares of New Bowlero preferred stock.

“Preferred PIPE Subscription Agreements” means those certain subscription agreements, each dated as of July 1, 2021, with a number of Preferred Subscribers, pursuant to which, substantially concurrent with the Closing of the Merger, the Preferred Subscribers agreed to purchase and Isos agreed to sell the Preferred PIPE Shares.

“Private Placement” means the private placement consummated simultaneously with the IPO on March 5, 2021 in which Isos issued to the Sponsor the Private Placement Warrants.

“Private Placement Warrant” means the warrants sold to the Sponsor and LionTree simultaneously with the IPO.

“Proposed Bylaws” means the proposed new bylaws of New Bowlero in connection to the Organizational Documents Proposals.

“Proposed Certificate of Incorporation” means the proposed new certificate of incorporation of New Bowlero in connection to the Organizational Documents Proposals.

“Proposed Organizational Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws.

“Sponsor” means Isos Acquisition Sponsor LLC, a Delaware limited liability company.

“Stock Issuance Proposal” means the proposal to be considered at the extraordinary general meeting to approve by ordinary resolution for purposes of complying with the applicable provisions of the NYSE, the issuance of (a) New Bowlero Class A common stock and New Bowlero preferred stock to the PIPE Investors, (b) shares of New Bowlero common stock and New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) shares of New Bowlero Class A common stock to the Forward Purchase Investors;

“PIPE Subscription Agreements” means the Common PIPE Subscription Agreements and the Preferred PIPE Subscription Agreement.

“SEC” means the U.S. Securities and Exchange Commission or such other federal agency which at such time administers the Securities Act.

“Supporting Stockholders” means Atairos and TS.

“trust account” means the trust account of Isos, which holds the net proceeds of the IPO and the sale of the Private Placement Warrants, together with interest earned thereon.

“TS” means Cobalt Recreation LLC, a Delaware limited liability company. The managing member of Cobalt Recreation LLC is The Cobalt Group, LLC. The managing member of The Cobalt Group, LLC is Thomas F. Shannon.

“Working Capital Loans” means loans which may be provided by certain of the Company’s officers and directors in order to finance transaction costs in connection with a Business Combination.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of Isos and Bowlero. These statements are based on the beliefs and assumptions of the management of Isos and Bowlero. Although Isos and Bowlero believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Isos nor Bowlero can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about our business strategy, financial projections, anticipated growth and market opportunities:

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that Isos or Bowlero “believes,” and similar statements reflect only such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Isos or Bowlero has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/ prospectus. As a result of a number of known and unknown risks and uncertainties, Bowlero’s or New Bowlero’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause Isos’s, Bowlero’s or New Bowlero’s actual results to differ include:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against Isos, Bowlero or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the shareholders of Isos or Bowlero or other conditions to closing in the Business Combination Agreement;

•        the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of New Bowlero to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        costs related to the proposed Business Combination;

•        the possibility that Isos, Bowlero or New Bowlero may be adversely impacted by other economic, business, and/or competitive factors;

•        the risk that the market for Bowlero’s or New Bowlero’s entertainment offerings may not develop on the timeframe or in the manner that Bowlero currently anticipates;

•        general economic conditions and uncertainties affecting markets in which Bowlero or New Bowlero operates and economic volatility that could adversely impact its business, including the COVID-19 pandemic;

•        the ability of Bowlero or New Bowlero to attract new customers and retain existing customers;

•        changes in consumer preferences and buying patterns;

•        inability to compete successfully against current and future competitors in the highly competitive out-of-home and home-based entertainment markets;

•        inability to operate venues, or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements;

•        damage to brand or reputation;

•        its ability to successfully defend litigation brought against it;

•        its ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and claims of intellectual property and proprietary right infringement, misappropriation or other violation by competitors and third parties;

•        failure to hire and retain qualified employees and personnel;

•        fluctuations in Bowlero’s or New Bowlero’s operating results;

•        security breaches, cyber-attacks and other interruptions to its and its third-party service providers’ technological and physical infrastructures;

•        catastrophic events, including war, terrorism and other international conflicts, adverse weather conditions, public health issues or natural catastrophes and accidents;

•        risk of increased regulation of its operations;

•        the projected financial information, anticipated growth rate, and market opportunity of Bowlero and New Bowlero;

•        the ability to obtain or maintain the listing of New Bowlero’s Class A common stock and warrants on NYSE following the completion of the Business Combination;

•        Isos’s and New Bowlero’s public securities’ potential liquidity and trading;

•        future capital needs of New Bowlero following the completion of the Business Combination;

•        the significant uncertainty created by the COVID-19 pandemic and the negative impact of the COVID-19 pandemic on Bowlero and/or New Bowlero; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Isos.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting of Isos’s shareholders. The following questions and answers do not include all the information that is important to shareholders of Isos. We urge Isos’s shareholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Isos shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides for, among other things, the merger of Bowlero with and into Isos, with Isos surviving such merger, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section titled “The BCA Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it carefully and in its entirety.

Isos will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which Isos’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. See “The Domestication Proposal” for additional information.

The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see “What amendments will be made to the current constitutional documents of Isos?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF ISOS AND BOWLERO, CAREFULLY AND IN ITS ENTIRETY.

Q:     What proposals are shareholders of Isos being asked to vote upon?

A:     At the extraordinary general meeting, Isos is asking holders of ordinary shares to consider and vote upon:

•        a proposal to approve by ordinary resolution and adopt the Business Combination Agreement;

•        a proposal to approve by special resolution the Domestication;

•        the following separate proposals to approve by special resolution the Proposed Organizational Documents, including the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•        to authorize the change in the authorized capital stock of Isos from 300,000,000 Isos Class A ordinary shares, 20,000,000 Isos Class B ordinary shares and 1,000,000 Isos preference shares, each par value $0.0001 per share, to 2,400,000,000 shares of capital stock of New Bowlero, consisting of 2,000,000,000 shares of New Bowlero Class A common stock, 200,000,000 shares of New Bowlero Class B common stock, and 200,000,000 shares of New Bowlero preferred stock;

•        to authorize the board of directors of New Bowlero to issue any or all shares of New Bowlero preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Bowlero Board and as may be permitted by the DGCL;

•        to authorize adopting Delaware as the exclusive forum of certain stockholder litigation unless Bowlero expressly consents in writing to the selection of an alternative forum;

•        to authorize electing not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders and, instead, be governed by a provision substantially similar to Section 203 of the DGCL;

•        to approve provisions providing that the affirmative vote of at least two-thirds of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors will be required for stockholders to adopt, amend, or repeal certain provisions of the Proposed Certificate of Incorporation or the Proposed Bylaws;

•        to approve provisions permitting providing for the removal of directors only upon the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders;

•        to approve provisions entitling holders of shares of New Bowlero Class A common stock to cast one vote per share of New Bowlero Class A common stock and holders of shares of New Bowlero Class B common stock to cast 10 votes per share of New Bowlero Class B common stock on each matter properly submitted to New Bowlero’s stockholders entitled to vote, as opposed to each Isos Class A ordinary share and Isos Class B ordinary share being entitled to one vote per share on each matter properly submitted to Isos’s shareholders entitled to vote; and

•        to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Isos Acquisition Corporation” to “Bowlero Corp.”, (ii) making Bowlero’s corporate existence perpetual, and (iii) removing certain provisions related to Isos’s status as a blank check company that will no longer be applicable upon consummation of the Transactions, all of which Isos’s board of directors believes is necessary to adequately address the needs of New Bowlero after the Business Combination;

•        a proposal to approve by ordinary resolution the election of nine directors, who, upon consummation of the Business Combination, will be the directors of New Bowlero;

•        a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of the NYSE, the issuance of (a) New Bowlero Class A common stock and/or New Bowlero preferred stock to the PIPE Investors, (b) shares of New Bowlero common stock and New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) shares of New Bowlero Class A common stock to the Forward Purchase Investors;

•        a proposal to approve by ordinary resolution the Bowlero Corp. 2021 Omnibus Incentive Plan;

•        a proposal to approve by ordinary resolution the Employee Stock Purchase Plan; and

•        a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If Isos’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. See “The BCA Proposal,” “The Domestication Proposal,” “The Organizational Documents Proposals,” “The Director Election Proposal,” “The Stock Issuance Proposal,” “The Incentive Plan Proposal,” “The ESPP Proposal” and “The Adjournment Proposal.”

Isos will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Isos should read it carefully.

After careful consideration, Isos’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of Isos and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:     Why is Isos proposing the Business Combination?

A:     Isos was organized to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Bowlero Corp. is the world’s largest operator of bowling entertainment centers. Bowlero operates traditional bowling centers and more upscale entertainment concepts with lounge seating, arcades, enhanced food and beverage offerings, and more robust customer service for individuals and group events, as well as hosting and overseeing professional and non-professional bowling tournaments and related broadcasting.

Based on its due diligence investigations of Bowlero and the industry in which it operates, including the financial and other information provided by Bowlero in the course of Isos’s due diligence investigations, Isos’s board of directors believes that the Business Combination is in the best interests of Isos and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “The BCA Proposal — The Isos Board’s Reasons for the Business Combination” for additional information.

Although Isos’s board of directors believes that the Business Combination presents a unique business combination opportunity and is in the best interests of Isos and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section titled “The BCA Proposal — The Isos Board’s Reasons for the Business Combination,” as well as in the section titled “Risk Factors — Risks Related to Bowlero’s Business and Industry.”

Q:     What will Bowlero Stockholders receive in return for Isos’s acquisition of all of the issued and outstanding equity interests of Bowlero?

A:     At the Effective Time, each outstanding share of Bowlero Common Stock, (other than shares owned by Bowlero as treasury stock, dissenting shares and any shares of Bowlero Common Stock held by Isos) will be cancelled and converted into the right to receive (i) the contingent right to receive a number of Earnout Shares (as defined in the Business Combination Agreement) which had an aggregate estimated fair value of $162,670,000 as of June 28, 2021, based on an independent valuation conducted by Duff & Phelps, (ii) an amount in cash or New Bowlero common stock (calculated based on a price of $10.00 per share), at such Bowlero stockholder’s election, equal to its pro rata portion (on a fully-diluted basis) of $1,601,053,751.89, (iii) the Per Share Forfeited Share Consideration (as defined in the Business Combination Agreement) which will have an aggregate value of $8,056,390, assuming no redemptions, and an aggregate value of $21,483,700, assuming maximum redemptions, and (iv) the Per Share Preferred Stock Cash Consideration (as defined in the Business Combination Agreement), which had an aggregate value of $141,162,000 as of June 27, 2021. Notwithstanding the foregoing, certain shares of Bowlero Common Stock held by Atairos will be converted, in the aggregate, into the right to receive a number of shares of New Bowlero preferred stock having an aggregate liquidation preference equal to $105.0 million.

During the period from and after the Closing until the fifth anniversary of the Closing, Bowlero Stockholders and holders of Participating Company Options (as defined in the Business Combination Agreement) will be entitled to receive the Earnout Shares, which will be issued as follows: (a) 10,375,000 Earnout Shares, if the closing share price of New Bowlero Class A common stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period that occurs after the Closing date and (b) 10,375,000 Earnout Shares, if the closing share price of New Bowlero Class A common stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period. If New Bowlero experiences an Acceleration Event (as defined in the Business Combination Agreement) during such period, then any Earnout Shares that have not been previously issued by New Bowlero (whether or not previously earned) to the Bowlero Stockholders or have not been earned by the holders of Participating Company Options will be deemed earned and issued as of immediately prior to the Acceleration Event, unless, in the case of an Acceleration Event that is a Change of Control (as defined in the Business Combination Agreement), the value of the consideration to be received by the holders of Applicable New Bowlero common Stock (as defined below) in such Change of Control transaction is less than the applicable stock price thresholds described above. Except as otherwise agreed in writing by New Bowlero or determined by the board of directors of New Bowlero, if any employee entitled to Earnout Shares other than Mr. Shannon or Mr. Parker is not employed on the date the forgoing milestones are achieved, then the employee’s Earnout Shares will be forfeited and reallocated to (i) TS and Mr. Shannon, collectively, (ii) Atairos and (iii) Mr. Parker in accordance with the Business Combination Agreement. If the consideration received in such Acceleration Event is not solely cash, the New Bowlero Board will determine the treatment of the Earnout Shares.

Q:     What equity stake will current Isos shareholders and others hold in New Bowlero immediately after the consummation of the Business Combination?

A:     As of the date of this proxy statement/prospectus, there are 31,854,625 ordinary shares issued and outstanding, which includes the 6,370,925 founder shares held by the Sponsor and LionTree, collectively, and the 25,483,700 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,892,394 warrants, which includes the 5,397,828 private placement warrants held by the Sponsor and LionTree, collectively, and the 8,494,566 public warrants. Each whole warrant entitles the holder thereof to purchase one Isos Class A ordinary share and, following the Domestication and the Business Combination, will entitle the holder thereof to purchase one share of New Bowlero Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the Isos fully diluted share capital would be 45,747,019.

The following table sets forth the anticipated ownership of New Bowlero immediately following consummation of the Business Combination assuming a share price of $10.00 per share, as well as a share price of $17.50 per share, in each case assuming no redemptions, intermediate redemptions (of 3,991,900 Public Shares), and maximum redemptions (of 7,983,800 Public Shares). Based on a share price of $10.00, the first scenario assumes no issuance of any Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree are forfeited), and assumes no conversion of the New Bowlero preferred stock issued in the Preferred PIPE Offering or issued to Atairos pursuant to the Business Combination into New Bowlero common stock, and, based on a share price of $17.50, the second scenario assumes the issuance of all Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree vest and accordingly are not forfeited), and assumes conversion of all of the New Bowlero preferred stock issued in the Preferred PIPE Offering and issued to Atairos pursuant to the Business Combination at a conversion price of $13.00 per share.

	$10.00 per share			$17.50 per share
	No Redemptions	Intermediate Redemptions	Maximum Redemptions	No Redemptions	Intermediate Redemptions	Maximum Redemptions
Isos public shareholders	14.5%	12.3%	10.0%	12.0%	10.1%	8.2%
Bowlero Stockholders	68.9%	71.6%	74.3%	66.5%	68.7%	70.9%
Sponsor and LionTree(1)	2.3%	1.9%	1.5%	2.6%	2.3%	2.0%
Common PIPE Investors	8.6%	8.6%	8.6%	7.0%	7.0%	7.0%
Forward Purchase Investors	5.7%	5.7%	5.7%	4.7%	4.7%	4.7%
New Bowlero preferred stockholders	N/A	N/A	N/A	7.2%	7.2%	7.2%

____________

(1)      Excludes New Bowlero common stock being purchased by LionTree, George Barrios and Michelle Wilson in the Common PIPE Offering (which such ownership is reflected in the line reading “Common PIPE Investors”).

Both scenarios assume (i) no exercise of the warrants or Bowlero options being converted into New Bowlero options, (ii) Mr. Shannon receives 1,422,813 shares of New Bowlero Class B common stock as the stock portion of the transaction bonus, and (iii) that an aggregate of 25,000,000 shares of New Bowlero Class A common stock are issued to the PIPE Investors pursuant to the Common PIPE Offering and the Forward Purchase Investors pursuant to the Forward Purchase Investment. If the actual facts are different from these assumptions, the percentage ownership retained by Isos’s existing shareholders in New Bowlero will be different.

For further details, see “The BCA Proposal — The Business Combination Agreement — Consideration — Aggregate Merger Consideration.”

Q:     What voting power will current Isos shareholders and others hold in New Bowlero immediately after the consummation of the Business Combination?

A:     As a result of the Business Combination, all of Bowlero Stockholders, other than Tom Shannon, Bowlero’s CEO, will receive New Bowlero Class A common stock. Mr. Shannon will receive New Bowlero Class B common stock in the Business Combination. New Bowlero Class B common stock will rank pari passu with New Bowlero Class A common stock in all respects, except that it will be entitled to super voting rights of ten (10) votes per share as described herein. See “Description of Securities After the Business Combination — Common Stock.”

The following table sets forth the anticipated voting power of New Bowlero immediately following consummation of the Business Combination assuming a share price of $10.00 per share, as well as a share price of $17.50 per share, in each case assuming no redemptions, intermediate redemptions (of 3,991,900 Public Shares), and maximum redemptions (of 7,983,800 Public Shares). Based on a share price of $10.00, the first scenario assumes no issuance of any Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree are forfeited), and assumes no conversion of the New Bowlero preferred stock issued in the Preferred PIPE Offering or issued to Atairos pursuant to the Business Combination into New Bowlero common stock, and, based on a share price of $17.50, the second scenario assumes the issuance of all Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree vest and accordingly are not forfeited), and assumes conversion of all of the New Bowlero preferred stock issued in the Preferred PIPE Offering and issued to Atairos pursuant to the Business Combination at a conversion price of $13.00 per share.

	$10.00 per share			$17.50 per share
	No Redemptions	Intermediate Redemptions	Maximum Redemptions	No Redemptions	Intermediate Redemptions	Maximum Redemptions
Isos public shareholders	3.5%	2.9%	2.4%	3.0%	2.5%	2.0%
Bowlero Stockholders, other than Tom Shannon	7.9%	8.5%	9.0%	8.0%	8.5%	9.0%
Tom Shannon	84.7	84.8	84.9	83.7	83.8	83.9
Sponsor and LionTree(1)	0.5%	0.4%	0.4%	0.6%	0.6%	0.5%
Common PIPE Investors	2.0%	2.0%	2.0%	1.7%	1.7%	1.7%
Forward Purchase Investors	1.4%	1.4%	1.3%	1.2%	1.2%	1.2%
New Bowlero preferred stockholders	N/A	N/A	N/A	1.7%	1.7%	1.7%

____________

(1)      Excludes New Bowlero common stock being purchased by LionTree, George Barrios and Michelle Wilson in the Common PIPE Offering (which such ownership is reflected in the line reading “Common PIPE Investors”.

Both scenarios assume (i) no exercise of the warrants or Bowlero options being converted into New Bowlero options, (ii) Mr. Shannon receives 1,422,813 shares of New Bowlero Class B common stock as the stock portion of the transaction bonus, and (iii) that an aggregate of 25,000,000 shares of New Bowlero Class A common stock are issued to the PIPE Investors pursuant to the Common PIPE Offering and the Forward Purchase Investors pursuant to the Forward Purchase Investment. If the actual facts are different from these assumptions, the percentage ownership retained by Isos’s existing shareholders in New Bowlero will be different.

Q:     What is the maximum number of shares that may be redeemed in order for Isos to satisfy the Minimum Cash Condition?

A:     The maximum number of Isos Class A ordinary shares that may be redeemed in order for Isos to satisfy the Minimum Cash Condition is 7,983,800 Isos Class A ordinary shares. The Minimum Cash Condition is waivable by Bowlero, and if so waived, the maximum amount of redemptions could exceed the 7,983,800 Isos Class A ordinary shares redemption scenario as presented in this proxy statement/prospectus.

Q:     Will the Company obtain new financing in connection with the Business Combination?

A:     Yes. The Common PIPE Investors have agreed to purchase, in the aggregate, 15 million shares of New Bowlero Class A common stock, for $150.0 million of gross proceeds, and the Preferred PIPE Investors have agreed to purchase 95,000 shares of New Bowlero preferred stock, for $95.0 million of gross proceeds, with the Sponsor Related Persons accounting for an aggregate of $5.0 million of the Common PIPE proceeds (collectively, the amounts received from the Common PIPE Investors and the Preferred PIPE Investors, the “PIPE Offerings”). In addition, the Forward Purchase Contract was amended and restated on July 1, 2021 to increase the number of Isos units the subscribers are required to purchase upon closing of Isos’s initial business combination to 10 million units, in the aggregate, for a gross purchase price of $100.0 million (the “Forward Purchase Investment”). The PIPE Offerings and the Forward Purchase Investment are contingent upon, among other things, the closing of the Business Combination. See “The BCA Proposal — Related Agreements.”

Q:     Why is Isos proposing the Domestication?

A:     Our board of directors believes that there are significant advantages to us that will arise as a result of a change of Isos’s domicile to Delaware. Further, Isos’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Isos’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section titled “The Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, Isos will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Isos will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:     How will the Domestication affect my ordinary shares, warrants and units?

A:     As a result of and upon the effective time of the Domestication, (i) each outstanding Isos Class A ordinary share will be converted into one share of New Bowlero Class A common stock, (ii) each outstanding Isos Class B ordinary share will be converted into one share of New Bowlero Class A common stock, (iii) each warrant will automatically be modified to entitle the holder to acquire one share of New Bowlero Class A common stock (rather than one share of Isos Class A ordinary share), at $11.50 per share, (iv) each outstanding Isos unit that has not been previously separated will be cancelled and entitle the holder to one share of New Bowlero Class A common stock and one-third of a warrant to acquire New Bowlero Class A common stock, and (v) the governing documents of New Bowlero will be the Proposed Certificate of Incorporation and the Proposed Bylaws. See “The Domestication Proposal” for additional information. Your rights as a stockholder of New Bowlero will also be impacted by the Stockholders Agreement among New Bowlero, Atairos and TS. See “Risk Factors — Additional Risks Related to Ownership of New Bowlero Common Stock Following the Business Combination and New Bowlero Operating as a Public Company — Following the completion of the Business Combination, Bowlero’s founder and Chief Executive Officer and Atairos will have certain board nomination rights that will enable them to exercise substantial control over all corporate actions, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote” for further information.

Q:     What are the U.S. federal income tax consequences of the Domestication?

A:     As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication should constitute a reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Domestication so qualifies and subject to the discussion in “U.S. Federal Income Tax Considerations — PFIC Considerations”, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder whose Isos Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Isos’s earnings in income;

•        A U.S. Holder who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of Isos stock entitled to vote or 10% or more of the total value of all classes of Isos stock (a “U.S. Shareholder”) will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Isos Class A ordinary shares; and\

•        A U.S. Holder whose Isos Class A ordinary shares have a fair market value of $50,000 or more and who is not a U.S. Shareholder will generally recognize gain (but not loss) on the exchange of Isos Class A ordinary shares for New Bowlero Class A common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the all earnings and profits amount attributable to its Isos Class A ordinary shares provided certain other requirements are satisfied.

Isos does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations — PFIC Considerations,” if Isos were to be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, certain U.S. Holders may be subject to adverse tax consequences as a result of the Domestication. However, provided that the Domestication is completed in Isos’s current taxable year, although subject to uncertainty, Isos believes that it will not be classified as a PFIC.

Each U.S. Holder of Isos Class A ordinary shares or warrants is urged to consult with its own tax advisor concerning the application of the PFIC rules to the exchange of Isos Class A ordinary shares and warrants for New Bowlero common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s New Bowlero’s common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult with their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:     Did the Isos Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?

A:     The Isos Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. The Isos Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The Isos Board also determined, without the benefit of a fairness opinion, that Bowlero’s fair market value was at least 80% of Isos’s net assets, excluding any taxes payable on interest earned on the funds held in the trust account. Accordingly, investors will be relying on the judgment of the Isos Board as described above in valuing Bowlero’s business and assuming the risk that the Isos Board may not have properly valued such business.

Q:     Do I have redemption rights?

A:     If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the question below titled “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Q:     How do I exercise my redemption rights?

A:      In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on            , 2021 (two (2) business days before the extraordinary general meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to shares of Isos Class A ordinary shares. A holder of the public shares, together with any of its affiliates any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Isos’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Isos does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Isos’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Isos’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Isos’s transfer agent return the shares (physically or electronically). You may make such request by contacting Isos’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:     If I am a holder of units, can I exercise redemption rights with respect to my units?

A:      No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Isos’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, Isos’s transfer agent, by            , Eastern Time, on            , 2021 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     It is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its New Bowlero common stock will generally be treated as selling such New Bowlero common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of New Bowlero common stock that such U.S. Holder owns or is deemed to own (including constructively and through the ownership of warrants) before and after the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption by any shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult with their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:     Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of Isos public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Bowlero following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:     What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:     Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Business Combination Agreement provides that the obligations of Bowlero to consummate the Merger are conditioned on, among other things, that as of the Closing, Isos having $520.0 million available (after giving effect to any exercise of redemption rights and consummation of the PIPE Offerings). If such condition is not met, and such conditions are not or cannot be waived under the terms of the Business Combination Agreement, then the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) the expiration or termination of all applicable waiting periods and extensions thereof in respect of Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of Isos’s shareholders of the Condition Precedent Proposals, (iii) the approval and adoption of the Merger, the Business Combination Agreement and the Transactions by the Bowlero stockholders and (iv) the completion of any redemptions pursuant to the Cayman Constitutional Documents.

The Business Combination Agreement provides that the obligations of Bowlero to consummate the Business Combination are conditioned on, among other things, that (i) no effect shall have occurred between the date of the Business Combination Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect and (ii) Isos have $520.0 million available (after giving effect to any exercise of redemption rights and consummation of the PIPE Offerings).

The Business Combination Agreement provides that the obligations of Isos to consummate the Business Combination are conditioned on, among other things, that no effect shall have occurred between the date of the Business Combination Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. For more information about conditions to the consummation of the Business Combination, see “The BCA Proposal — The Business Combination Agreement.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the second half of 2021. This date depends, among other things, on the approval of the proposals to be put to Isos shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Isos’s shareholders at the extraordinary general meeting and Isos elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “The BCA Proposal — The Business Combination Agreement.”

Q:     What happens if the Business Combination is not consummated?

A:     Isos will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If Isos is not able to complete the Business Combination with Bowlero by March 5, 2023 and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, Isos will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:     Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:     Neither Isos’s shareholders nor Isos’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:     Why is Isos proposing the Incentive Plan Proposal?

A:     Isos is proposing the Incentive Plan Proposal to promote ownership in New Bowlero by employees, non-employee directors and consultants of New Bowlero and its subsidiaries and to align incentives between these service providers and shareholders of New Bowlero by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, New Bowlero common stock. The Incentive Plan Proposal is conditioned on the approval of the BCA Proposal. If the BCA Proposal is not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Q:     Why is Isos proposing the ESPP Proposal?

A:     Isos is proposing the ESPP Proposal, which permits eligible employees of New Bowlero and its subsidiaries the opportunity to purchase New Bowlero common stock, to promote employee retention and incentives for such persons to exert maximum efforts for the success of the company and its affiliates. The ESPP Proposal is conditioned on the approval of the BCA Proposal. If the BCA Proposal is not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.

Q:     What do I need to do now?

A:     Isos urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. Isos’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares, and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:     When and where will the extraordinary general meeting be held?

A:     The extraordinary general meeting will be held at the offices of Hughes Hubbard & Reed LLP, at One Battery Park Plaza, New York, NY 10004, or virtually via live webcast at           , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:     Who is entitled to vote at the extraordinary general meeting?

A:     The Isos Board has fixed November 4, 2021 as the record date for the extraordinary general meeting. If you were a shareholder of Isos at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:     How many votes do I have?

A:     Isos shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 31,854,625 ordinary shares issued and outstanding, of which 25,483,700 were issued and outstanding public shares.

Q:     What constitutes a quorum?

A:     A quorum of Isos shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 15,927,313 ordinary shares would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the extraordinary general meeting?

A:     The following votes are required for each proposal at the extraordinary general meeting:

•        BCA Proposal:    The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Organizational Documents Proposals:    The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Stock Issuance Proposal:    The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Incentive Plan Proposal:    The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        ESPP Proposal:    The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:     What are the recommendations of Isos Board?

A:     The Isos Board believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Isos’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Entities in the Business Combination” for a further discussion of these considerations.

Q:     How do the Sponsor and LionTree intend to vote their shares?

A:     Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and LionTree have agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, LionTree, Bowlero stockholders or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Isos shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, LionTree, Bowlero stockholders or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) our net tangible assets (as determined in accordance with Rule 3a51(g) (1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. Isos will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

Q:     What happens if I sell my Isos ordinary shares before the extraordinary general meeting?

A:     The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to           at Isos’s address set forth below so that it is received by        prior to the vote at the extraordinary general meeting (which is scheduled to take place on            , 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to            , which must be received by            prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the extraordinary general meeting?

A:     If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a shareholder or warrant holder of New Bowlero. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of Isos. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:     What should I do with my share certificates, warrant certificates or unit certificates?

A:     Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, Isos’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to            , Eastern Time, on            , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:     Isos will pay the cost of soliciting proxies for the extraordinary general meeting. Isos has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the extraordinary general meeting. Isos has agreed to pay the Proxy Solicitor a fee of $35,000, plus disbursements (to be paid with non-trust account funds). Isos will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Isos Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Isos Class A ordinary shares and in obtaining voting instructions from those owners. Isos’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call: (203) 658-9400
Email: ISOS@info.morrowsodali.com

You also may obtain additional information about Isos from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, Isos’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to            , Eastern Time, on            , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company, 1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-Mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section titled “Questions and Answers about the Proposals,” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this Summary of the Proxy Statement/Prospectus to “New Bowlero” refer to Isos after giving effect to the Domestication (and, as applicable, the Business Combination). References to the “Company” or “Isos” refer to Isos Acquisition Corporation.

Information About the Parties to the Business Combination

Isos Acquisition Corporation

Isos is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Isos’s Class A ordinary shares, units and warrants are currently listed on the NYSE under the symbols “ISOS,” “ISOS.U,” and “ISOS WS,” respectively. The mailing address of Isos’s principal executive office is 55 Post Road West, Suite 200, Westport CT 06880.

For more information about Isos, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isos” and “Information About Isos.”

Bowlero

Bowlero Corp. is the world’s largest operator of bowling entertainment centers. The Company operates traditional bowling centers and more upscale entertainment concepts with lounge seating, arcades, enhanced food and beverage offerings, and more robust customer service for individuals and group events, as well as hosting and overseeing professional and non-professional bowling tournaments and related broadcasting. The mailing address of Bowlero’s principal executive office is 222 West 44th Street, New York, New York 10036.

For more information about Bowlero, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero” and “Information About Bowlero.”

The Proposals to be Voted on by Isos’s shareholders

The BCA Proposal

Isos and Bowlero have agreed to the Business Combination under the terms of the Business Combination Agreement, dated as of July 1, 2021, as amended on November 1, 2021. This agreement, as the terms and conditions therein may be amended, modified or waived from time to time, is referred to in this proxy statement/prospectus as the “Business Combination Agreement.” Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing, Bowlero will merge with and into Isos, with Isos surviving. For more information about the Business Combination Agreement and the Business Combination, see the section titled “The BCA Proposal.”

The Domestication Proposal

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then Isos will ask its shareholders to approve by special resolution the Domestication Proposal. The Isos Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Isos’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Isos is currently governed by the Cayman Islands Companies Act, upon the Domestication, Isos will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, Isos encourages shareholders to carefully review the information in the section titled “Comparison of Corporate Governance and Stockholder Rights.”

As a result of and upon the effective time of the Domestication, (i) each outstanding Isos Class A ordinary share will be converted into one share of New Bowlero Class A common stock, (ii) each outstanding Isos Class B ordinary share will be converted into one share of New Bowlero Class A common stock, (iii) each warrant will automatically be modified to entitle the holder to acquire one share of New Bowlero Class A common stock (rather than one share of Isos Class A ordinary share), at $11.50 per share, (iv) each outstanding Isos unit that has not been previously separated will be cancelled and entitle the holder to one share of New Bowlero Class A common stock and one-third of a warrant to acquire New Bowlero Class A common stock, and (v) the governing documents of New Bowlero will be the Proposed Certificate of Incorporation and the Proposed Bylaws. See “The Domestication Proposal” for additional information.

The Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, then Isos will ask its shareholders to approve by special resolution the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. Isos’s board has unanimously approved the Organizational Documents Proposals and believes such proposal is necessary to adequately address the needs of New Bowlero after the Business Combination. Approval of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. Please see the section titled “The Organizational Documents Proposals.”

The Director Election Proposal

Isos’s shareholders will be asked to approve the election of nine directors to serve on New Bowlero Board until the next annual meeting of shareholders or until their respective successors are duly elected and qualified. Please see the section titled “The Director Election Proposal.”

Stock Issuance Proposal

The issuance of shares of New Bowlero Class A common stock and New Bowlero Class B common stock to Bowlero Stockholders in connection with the consummation of the Business Combination will exceed 20% of Isos’s issued and outstanding ordinary shares. To comply with the NYSE listing rules applicable to Isos, Isos’s shareholders are also being asked to approve by ordinary resolution the issuance of (a) New Bowlero Class A common stock and New Bowlero preferred stock to the PIPE Investors, (b) shares of New Bowlero common stock and New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) shares of New Bowlero Class A common stock to the Forward Purchase Investors. Please see the section titled “The Stock Issuance Proposal.”

The Incentive Plan Proposal

Isos’s shareholders will be asked to consider and approve the Bowlero Corp. 2021 Omnibus Incentive Plan. Please see the section titled “The Incentive Plan Proposal.”

The ESPP Proposal

Isos’s shareholders will be asked to consider and approve the Bowlero Corp. Employee Stock Purchase Plan. Please see the section titled “The ESPP Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are insufficient votes at the time of the extraordinary general meeting to authorized Isos to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved, including as a result of any other cross-conditioned Condition Precedent Proposal to be approved), the Isos Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies. Please see the section titled “The Adjournment Proposal.”

The Isos Board’s Reasons for the Business Combination

Isos was organized for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

The Isos Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Isos Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Isos Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Isos Board considered the results of the due diligence conducted by its management and advisors, which included:

•        extensive meetings and calls with Bowlero’s management team and advisors regarding, among other things, operations, partnerships, plans and forecasts;

•        review of material contracts and other documentation;

•        financial, tax, legal, insurance, accounting, operational, business and other due diligence;

•        consultation with Isos’s management and its legal counsel and LionTree;

•        review of historical financial performance of Bowlero (including audited and unaudited financials) and Bowlero’s management projections for Bowlero’s business; and

•        financial and valuation analyses of Bowlero and the Business Combination.

In the prospectus for the IPO, Isos had disclosed that, although it could pursue an acquisition opportunity in any industry or sector, it intended to focus on businesses in the digital media and entertainment sectors. As it related to Bowlero, the Isos Board determined that pursuing a potential business combination with Bowlero would be an attractive opportunity for Isos and its stockholders for a number of reasons, including, but not limited to, (i) Bowlero’s position as the world’s largest operator of bowling centers in a fragmented global market, (ii) Bowlero’s branded experience positioned to capitalize on the demand for experiential entertainment, (iii) Bowlero’s historical financials with consistent organic growth, high unit margin and strong free cash flow conversion, (iv) the opportunity to grow Bowlero across multiple organic and adjacent growth vectors, and (v) Bowlero’s experienced and proven management team.

In addition, based on its review of the industry data and the operational, financial and other relevant information related to the Bowlero business provided by Bowlero and presented to the Isos Board, the factors considered by the Isos Board included, but not limited to, the following:

•        Bowlero’s Leading Position in the Bowling Industry.    Bowlero is the largest operator of bowling centers in the world, including 321 centers in North America (including current locations, locations in development, and locations under letters of intent) and 26 million guests as of and for the twelve-month period ended February 2020. The bowling industry is highly fragmented, with Bowlero’s footprint being eight times larger than its next largest competitor and with more than approximately 3,500 independent operators. This fragmentation presents a consolidation opportunity to drive further growth. Bowling is the largest participatory sport in the U.S., with approximately 70 million people bowling each year.

•        Large and Growing Addressable Market.    The transaction supports the continued expansion of Bowlero’s footprint in the $4.5 billion total addressable U.S. bowling market — which has grown 50% over last decade — while becoming the dominant player in the $11 billion global bowling market and capturing a growing piece of the $100 billion global out-of-home entertainment market.

•        Premium Branded Experience.    Bowlero has established itself as the premier operator in the bowling industry, attracting a robust and diverse demographic of consumers looking for premium entertainment. Consumers repeatedly visit Bowlero not just for its bowling offering, but for its full circle entertainment experience.

•        Incremental Upside Through PBA Ownership.    The Professional Bowlers Association (“PBA”) benefits the leisure business by creating a virtuous cycle of recognition and engagement. The league carries strong brand equity and prestige among bowlers, which is carried over to centers. The PBA is currently a profitable standalone venture with a path to incremental sponsorship revenue and realizing greater value of its media rights

•        Potential to Drive Growth Through Gaming and Sports Betting.    Bowlero’s unique opportunity to create multiple ways for their customers to enjoy the gaming experience. This could include traditional sports betting on the PBA as well as in-center and peer-to-peer gaming and betting. As an example, Bowlero already has a partnership with Skillz, connecting 40mm Skillz players worldwide with Bowlero’s over 321 bowling centers and 26 million annual guests nationwide.

•        Experienced and Capable Management Team.    Following completion of the Business Combination, Bowlero will continue to be led by the proven senior management team as prior to the Business Combination. Michelle Wilson and George Barrios will join the New Bowlero Board, with their experience in premium experiential entertainment, global growth, media and entertainment, digital transformation and leading companies in the public market.

•        Attractive Valuation.    The Isos Board’s determination that if Bowlero is able to meet its financial projections, then Isos’s stockholders will have acquired their shares in New Bowlero at an attractive valuation, which would increase shareholder value.

•        Other Alternatives.    The Isos Board’s belief, after a thorough review of other business combination opportunities reasonably available to Isos, that the Business Combination represents an attractive potential business combination for Isos.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

•        Continued Ownership by Holders of Bowlero Capital Stock.    The Isos Board considered that the holders of Bowlero Common Stock would continue to be significant shareholders of New Bowlero after Closing, with all holders of Bowlero Common Stock entering into Lock-Up Agreements.

•        Involvement of the PIPE Investors.    The Isos Board considered that the agreement of the investors in the PIPE Offerings, including Isos’s co-founders, LionTree, existing holders of Bowlero Capital Stock and new investors in the PIPE Offerings, to invest an aggregate of $345.0 million in New Bowlero at Closing was a validation of Bowlero’s valuation and future prospects.

•        Bowlero Being an Attractive Target.    The Isos Board considered the fact that Bowlero (i) is of a sufficient size relevant to the public marketplace, (ii) has an experienced existing management team, (iii) has a significant total addressable market and expansion opportunities, and (iv) would benefit from the consummation of the Business Combination by becoming a public company and receiving the net proceeds of the Business Combination, which the Isos Board believed would allow Bowlero to effectuate its business plan and improve Bowlero’s ability to meet its financial projections.

In the course of its deliberations, in addition to the various other risks associated with the business of Bowlero, as described in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the Isos Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments, and the effects they could have on New Bowlero’s revenues and financial performance.

•        Business Plan and Projections May Not be Achieved.    The risk that Bowlero may not be able to execute on its business plan and realize the financial performance as set forth in the financial projections presented to management of Isos and the Isos Board.

•        No Fairness Opinion.    The risk that Isos did not obtain a fairness opinion in connection with the Business Combination.

•        Liquidation.    The risks and costs to Isos if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Isos being unable to effect a business combination within the completion window, which would require Isos to liquidate.

•        Stockholder Vote and Other Actions.    The risk that Isos Stockholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including to vote down the Proposals at the Special Meeting or redeem their Isos Public Shares.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Isos’s control.

•        Isos’s Stockholders Holding a Minority Position in the Post-Combination Company.    The fact that existing Isos stockholders will hold a minority position in New Bowlero following completion of the Business Combination and that Mr. Shannon will control New Bowlero.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

•        NYSE Listing.    The potential inability to maintain the listing of New Bowlero’s securities on the NYSE following the Closing.

•        Valuation.    The risk that the Isos Board may not have properly valued Isos’s business.

•        Distraction to Operations.    The risk that the potential diversion of Bowlero’s management and employee attention as a result of the Business Combination may adversely affect Bowlero’s operations.

•        Readiness to be a Public Company.    As Bowlero has not previously been a public company, Bowlero may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that Bowlero will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

In addition to considering the factors described above, the Isos Board also considered that:

•        Interests of Certain Persons.    The Sponsor, LionTree, and certain officers and directors of Isos may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Isos’s stockholders (see section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination”).

After considering the foregoing, the Isos Board concluded, in its business judgment, that the potential benefits to Isos and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

For a more complete description of the Isos Board’s reasons for approving the Business Combination, including other factors and risks considered by the Isos Board, see the section titled “The BCA Proposal — The Isos Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see the section titled “The BCA Proposal — Related Agreements.”

Common and Preferred PIPE Offerings

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into separate subscription agreements (each, a “Common PIPE Subscription Agreement”) with a number of subscribers (each a “Common PIPE Investor”), including Isos’s Co-Chief Executive Officers, George Barrios and Michelle Wilson, and LionTree, pursuant to which, substantially concurrent with the Closing of the Merger, the Common PIPE Investors agreed to purchase, and Isos agreed to sell to the Common PIPE Investors, an aggregate of 15 million shares of New Bowlero Class A common stock (the “Common PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $150.0 million (the “Common PIPE Offering”), with the Common Subscription Agreements of George Barrios, Michelle Wilson and LionTree accounting for an aggregate of $5.0 million of the Common PIPE Offering.

In addition, Isos also contemporaneously entered into separate subscription agreements (each, a “Preferred PIPE Subscription Agreement” and together with the Common PIPE Subscription Agreements, the “PIPE Subscription Agreements”) with a number of subscribers (each, a “Preferred PIPE Investor” and together with the Common Investors, the “PIPE Investors”), pursuant to which, substantially concurrent with the Closing of the Merger, the Preferred PIPE Investors agreed to purchase, and Isos agreed to sell to the Preferred PIPE Investors, an aggregate of 95,000 shares of New Bowlero preferred stock (the “Preferred PIPE Shares”), for a purchase price of $1,000.00 per share and an aggregate purchase price of $95.0 million (the “Preferred PIPE Offering” and together with the Common PIPE Offering, the “PIPE Offerings”).

Holders of the New Bowlero preferred stock will be entitled to receive, when, as and if declared by New Bowlero Board out of funds legally available for such dividends, cumulative cash dividends at an annual rate of 5.5% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable semi-annually on June 30 and December 31, respectively, in each year. Holders of the New Bowlero preferred stock will also be entitled to dividends paid to holders of New Bowlero common stock on an as converted basis. Holders of the New Bowlero preferred stock will be entitled to vote together as a single class with the holders of New Bowlero common stock on an as converted basis and will have consent rights over certain corporate actions of the Company. See “Description of Securities After the Business Combination — Preferred Stock” in this proxy statement/prospectus for further details.

The closings of the PIPE Offerings pursuant to the PIPE Subscription Agreements are contingent upon, among other customary closing conditions, the substantially concurrent Closing.

Pursuant to the PIPE Subscription Agreements, Isos agreed that, within 30 calendar days after the Closing, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Common PIPE Shares and the New Bowlero Class A common stock underlying the Preferred PIPE Shares, and it will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies Isos that it will “review” the registration statement) following the Closing and (ii) the second business day after the date Isos is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Issuance to Atairos

In addition, in connection with the consummation of the Business Combination, 423,540.801 shares of Bowlero Common Stock held by Atairos will be converted, in the aggregate, into the right to receive 105,000 shares of New Bowlero preferred stock with an initial liquidation preference of $1,000 per share, having an aggregate initial liquidation preference equal to $105.0 million.

Amended and Restated Forward Purchase Contract

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into an Amended and Restated Forward Purchase Contract with the subscribers named therein which amended and restated the Forward Purchase Contract dated March 2, 2021, pursuant to which, among other things the subscribers agreed to increase the number of Isos units they are required to purchase on closing of Isos’s initial business combination to ten million units (for an aggregate purchase price of $100.0 million), and in connection with which Isos agreed to pay to certain subscribers a fee equal to an aggregate of $3.0 million, payable upon Closing.

Stockholder Support Agreement

Following the execution of the Original Business Combination Agreement, Bowlero and Isos entered into a Stockholder Support Agreement with Atairos and TS (together, the “Supporting Stockholders”), pursuant to which (i) Atairos agreed to execute and deliver a written consent to Bowlero, no later than the third business day following the date that Isos’s registration statement on Form S-4 becomes effective, in respect of all shares of Bowlero owned by Atairos in favor of the Merger and approving the Business Combination Agreement and the transactions contemplated thereby, and voting against any Company Acquisition Proposal (as defined in the Business Combination Agreement) and any other action that would reasonably be expected to materially impede or delay the Merger or the transactions contemplated by the Business Combination Agreement, and (ii) the Supporting Stockholders agreed to waive any rights of appraisal and dissenters’ rights relating to the Merger. The Stockholder Support Agreement also contains restrictions on transfers of the shares of Bowlero held by the Supporting Stockholders and provides that TS will make a Stock Election (as defined in the Business Combination) with respect to all shares of Bowlero common stock held by it and that Atairos will make a Cash Election (as defined in the Business Combination Agreement) for its shares of Bowlero common stock up to 100% of the Cash Election Consideration Cap (as defined in the Business Combination Agreement) and a Stock Election with respect to its remaining shares of Bowlero common stock.

Sponsor Support Agreement

In connection with the execution of the Original Business Combination Agreement, Isos entered into a sponsor support agreement with Bowlero, the Sponsor and LionTree (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and LionTree each agreed: (i) to vote any shares of Isos in favor of the Transactions, (ii) not to redeem any shares of Isos in connection with the stockholder redemption, (iii) to waive its anti-dilution rights with respect to its Class B ordinary shares, par value $0.0001 per share under Isos’s memorandum and articles of association, (iv) to comply with its obligations under the letter agreement dated as of March 2, 2021 (the “Insider Letter”), by and among Isos, the Sponsor and LionTree, (v) to be subject to a lock-up period of twelve months following the Closing, as further provided in the Sponsor Support Agreement, and (vi) to forgive certain indebtedness owing by Isos to the Sponsor or LionTree at the Closing in excess of $1.5 million, in the aggregate.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor will forfeit for cancellation 722,196 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 1,203,659 Class B ordinary shares, and LionTree will forfeit for cancellation 83,443 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 139,072 Class B ordinary shares. In addition, upon Closing, 1,444,391 of the Sponsor’s Class B ordinary shares and 1,189,037 of the Sponsor’s private placement warrants and 166,887 of LionTree’s Class B ordinary shares and 430,311 of LionTree’s private placement warrants will unvest at Closing. 50% of the unvested Class B ordinary shares and 50% of the private placement warrants of each of the Sponsor and LionTree that unvested at closing will revest only to the extent the closing price of New Bowlero Class A common stock exceeds $15.00 per share and $17.50 per share, respectively, and as further provided in the Sponsor Support Agreement prior to the fifth anniversary of the Closing (with any shares and/or warrants unvested as of such date being forfeited and cancelled).

Lock-Up Agreements

Contemporaneously with the execution of the Original Business Combination Agreement, Isos and Bowlero entered into Lock-Up Agreements (each a “Lock-Up Agreement”) with Bowlero’s existing stockholders, pursuant to which the securities of New Bowlero held by such stockholders following Closing will be locked-up and subject to transfer restrictions, subject to certain exceptions. The securities held by such stockholders will be locked-up until the earlier of: (i) the 180 day anniversary of the Closing, (ii) the date on which the closing price of the New

Bowlero Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period following the Closing; provided that if such condition is satisfied prior to the 90 day anniversary of the Closing, such condition shall only be deemed to be satisfied on the 90 day anniversary of the Closing, and (iii) the date on which New Bowlero consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of New Bowlero’s stockholders having the right to exchange their shares of common stock of New Bowlero for cash, securities or other property.

Registration Rights Agreement

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain securityholders of Bowlero, including the Supporting Stockholders, and certain of its stockholders (the “Registration Rights Holders”) that will be effective upon the Closing.

Following the Closing, subject to several exceptions, including New Bowlero’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Registration Rights Holders may require that New Bowlero register for public resale under the Securities Act all shares of New Bowlero Class A common stock that they request to be registered at any time, subject to the restrictions in the Lock-Up Agreements, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

If New Bowlero becomes eligible to register the sale of its securities on Form S-3 under the Securities Act, the Registration Rights Holders have the right to require New Bowlero to register the sale of the New Bowlero common stock held by them on Form S-3, subject to offering size and other restrictions. The Registration Rights Holders also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

If New Bowlero proposes to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by New Bowlero or at the request of the Registration Rights Holders), New Bowlero will be required to use its reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by New Bowlero.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

Ownership of New Bowlero following the Business Combination

As of the date of this proxy statement/prospectus, there are 31,854,625 ordinary shares issued and outstanding and entitled to vote, of which 25,483,700 are issued and outstanding public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 13,892,394 warrants, which includes the 5,397,828 private placement warrants held by the Sponsor and LionTree, collectively, and the 8,494,566 public warrants. Each whole warrant entitles the holder thereof to purchase one Isos Class A ordinary share and, following the Domestication and the Business Combination, will entitle the holder thereof to purchase one share of New Bowlero Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the Isos fully diluted share capital would be 39,376,094.

The following table sets forth the anticipated ownership of New Bowlero immediately following consummation of the Business Combination assuming a share price of $10.00 per share, as well as a share price of $17.50 per share, in each case assuming no redemptions, intermediate redemptions (of 3,991,900 Public Shares), and maximum redemptions (of 7,983,800 Public Shares). Based on a share price of $10.00, the first scenario assumes no issuance of any Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree are forfeited), and assumes no conversion of the New Bowlero preferred stock issued in the Preferred PIPE Offering or issued to Atairos pursuant to the Business Combination into New Bowlero common stock, and, based on a share price of $17.50, the second scenario assumes the issuance of all Earnout Shares (and assumes that all earnout shares held by the Sponsor and LionTree vest and accordingly are not forfeited), and assumes conversion of all of the New Bowlero preferred stock issued in the Preferred PIPE Offering and issued to Atairos pursuant to the Business Combination at a conversion price of $13.00 per share.

	$10.00 per share			$17.50 per share
	No Redemptions	Intermediate Redemptions	Maximum Redemptions	No Redemptions	Intermediate Redemptions	Maximum Redemptions
Isos public shareholders	14.5%	12.3%	10.0%	12.0%	10.1%	8.2%
Bowlero Stockholders	68.9%	71.6%	74.3%	66.5%	68.7%	70.9%
Sponsor and LionTree(1)	2.3%	1.9%	1.5%	2.6%	2.3%	2.0%
Common PIPE Investors	8.6%	8.6%	8.6%	7.0%	7.0%	7.0%
Forward Purchase Investors	5.7%	5.7%	5.7%	4.7%	4.7%	4.7%
New Bowlero preferred stockholders	N/A	N/A	N/A	7.2%	7.2%	7.2%

____________

(1)      Excludes New Bowlero common stock being purchased by LionTree, George Barrios and Michelle Wilson in the Common PIPE Offering (which such ownership is reflected in the line reading “Common PIPE Investors”).

Both scenarios assume (i) no exercise of the warrants or Bowlero options being converted into New Bowlero options, (ii) Mr. Shannon receives 1,422,813 shares of New Bowlero Class B common stock as the stock portion of the transaction bonus, and (iii) that an aggregate of 25,000,000 shares of New Bowlero Class A common stock are issued to the PIPE Investors pursuant to the Common PIPE Offering and the Forward Purchase Investors pursuant to the Forward Purchase Investment. If the actual facts are different from these assumptions, the percentage ownership retained by Isos’s existing shareholders in New Bowlero will be different.

Date, Time and Place of Extraordinary General Meeting of Isos’s Shareholders

The extraordinary general meeting of the shareholders of Isos will be held at           , Eastern Time, on          , 2021, at the offices of Hughes Hubbard & Reed LLP, at One Battery Park Plaza, New York, NY 10004, or virtually via live webcast at          , to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

Isos shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on November 4, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Isos warrants do not have voting rights. As of the close of business on the record date, there were 31,854,625 ordinary shares issued and outstanding and entitled to vote, of which 25,483,700 were issued and outstanding public shares.

Quorum and Vote of Isos Shareholders

A quorum of Isos shareholders is necessary to hold a valid meeting. A quorum will be present at the Isos extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 15,927,313 ordinary shares would be required to achieve a quorum.

The Sponsor and LionTree have agreed to vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

•        BCA Proposal:    The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Organizational Documents Proposals:    The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Stock Issuance Proposal:    The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Incentive Plan Proposal:    The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        ESPP Proposal:    The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request that all or a portion of its public shares be redeemed for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        (i) hold public shares or (ii) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Isos’s transfer agent, that all or a portion of your public shares be redeemed for cash; and

•        deliver your public shares to Continental, Isos’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, such holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Isos’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Isos’s transfer agent, Isos will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See the section titled “Extraordinary General Meeting of Isos Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and LionTree have each agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and LionTree agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither Isos shareholders nor Isos warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Isos has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section titled “Extraordinary General Meeting of Isos Shareholders — Revoking Your Proxy.”

Interests of the Sponsor Related Persons in the Business Combination

When you consider the recommendation of Isos’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor, LionTree and Isos’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of Isos shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        the 3,963,458 private placement warrants purchased by the Sponsor and the 1,434,370 private placement warrants purchased by LionTree in connection with the IPO for approximately $5.9 million and $2.2 million, respectively (which would be valued at approximately $6.7 million and $2.4 million, respectively, based on the $1.70 closing price of Isos warrants on November 12, 2021), will be worthless if a business combination is not consummated by March 5, 2023 (as may be extended);

•        the fact that the Sponsor acquired 5,814,636 founder shares and LionTree acquired 556,289 founder shares prior to the IPO, for which they each paid approximately $0.004 for each such founder share, which such founder shares (if unrestricted and freely tradeable), would be valued at approximately $58.1 million and $5.6 million, respectively, based on the $10.00 closing price of Isos Class A ordinary shares on November 12, 2021, and that such shares will be worthless if a business combination is not consummated;

•        the fact that Sponsor and LionTree have agreed not to redeem any of their founders shares in connection with a stockholder vote to approve a proposed initial business combination;

•        the fact that upon consummation of the Business Combination, the Sponsor and LionTree are expected to hold an economic ownership in New Bowlero as further described in “Ownership of New Bowlero following the Business Combination” above, through their ownership of founder shares (which, assuming no redemptions, a $10.00 share price, forfeiture of all of the earnout shares by the Sponsor and LionTree, and the other assumptions described in “Ownership of New Bowlero following the Business Combination”), is anticipated to be approximately 2.3% of the ownership of New Bowlero immediately upon consummation of the Business Combination;

•        the fact that as a result of the Sponsor and LionTree’s ownership of founder shares for which they paid a nominal amount, the Sponsor and LionTree may receive a positive return on their investment, which may be significant, even if holders of Isos public shares receive a negative return on their investment;

•        the fact that upon completion of the Business Combination, an aggregate amount of $8.6 million in M&A advisory fees, $3.6 million in deferred underwriters’ compensation, and $1.8 million of placement agent fees (payable in connection with the PIPE Offerings) will be payable to LionTree;

•        if the trust account is liquidated, including in the event Isos is unable to complete an initial business combination within the required time period, the Sponsor and LionTree have agreed to indemnify Isos to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of prospective target businesses with which Isos has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Isos , but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Isos’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Business Combination Agreement; and

•        George Barrios and Michelle Wilson, Isos’s Co-Chief Executive Officers, each of whom is currently a director of Isos, are expected to be directors of New Bowlero after the consummation of the Business Combination, in connection with which they may receive fees for their service as directors.

These interests may influence Isos’s officers and directors in making their recommendation with regard to Isos stockholders’ vote on the Proposals.

The Sponsor and LionTree have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of Isos’s issued and outstanding ordinary shares.

Interests of the Bowlero Related Parties in the Business Combination

In considering the recommendation of Bowlero’s board of directors in favor of approval of the Business Combination and the BCA Proposal, you should keep in mind that certain members of the board of directors and executive officers of Bowlero (including Mr. Shannon), as well as Atairos have interests in such proposal that are different from, or in addition to, those of your interests as a stockholder. These interests include, among other things, the interests listed below:

•        Certain of Bowlero’s directors and executive officers are expected to become directors and/or executive officers of New Bowlero upon the closing of the Business Combination.

•        Certain of Bowlero’s executive officers hold stock options of Bowlero. The treatment of such equity awards in connection with the Business Combination is described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities,” which description is incorporated by reference herein.

•        Certain of Bowlero’s directors hold shares of Bowlero. The treatment of such shares in connection with the Business Combination is described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities,” which description is incorporated by reference herein.

•        Each of Mr. Shannon and Mr. Parker are eligible to receive a transaction bonus upon the consummation of the Business Combination. The amount of Mr. Shannon’s bonus is approximately $28.5 million, and is payable 50% in cash and 50% in the form of fully vested shares of New Bowlero Class B common stock. The amount of Mr. Parker’s bonus is approximately $10.8 million, and is payable in cash. Such transaction bonuses are described in “Executive Compensation,” which description is incorporated by reference herein.

•        Each of Mr. Shannon and Mr. Parker are expected to enter into a new employment agreement that will be effective upon the closing of the Business Combination. The material terms that are anticipated to be included in such agreements are described in “Executive Compensation,” which description is incorporated by reference herein.

•        Each of Mr. Shannon, Atairos and Mr. Parker will be entitled to receive 47.59%, 47.59% and 4.82% of the Earnout Shares, respectively, as described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities.”

•        Each of Mr. Shannon and Atairos will be entitled to receive Per Share Forfeited Share Consideration, which for each of Mr. Shannon and Atairos will be equal to 402,819.50 shares, assuming no redemptions, and 1,074,185 shares, assuming maximum redemptions.

•        Mr. Shannon will have voting control as described in “Beneficial Ownership of Securities.”

•        Each of Atairos and Mr. Shannon will have board nomination rights and Atairos will also have consent rights under the Stockholders Agreement.

Recommendation to Isos’s Shareholders

Isos’s board of directors believes that the BCA Proposal and the other Proposals to be presented at the extraordinary general meeting are in the best interest of Isos’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no public shareholders exercise their redemption rights in connection with the Business Combination.

Sources (in millions)		Uses (in millions)
Cash and investments held in the trust account	$254.8	Cash consideration to Bowlero common stockholders and optionholders	$309.2
Forward Purchase Contract proceeds	$100.0	Cash consideration to Bowlero preferred stockholders(1)	$143.4
PIPE Offerings	$245.0	Transaction expenses(2)	$80.0
		Cash to balance sheet(3)	$67.2
Total Sources	$599.8	Total Uses	$599.8

____________

(1)      Reflects the payment of $143.4 million in connection with the cancellation of outstanding Bowlero Preferred Stock.

(2)      Includes deferred underwriting fees, legal and accounting expenses of Isos and Bowlero, investment banking expenses, placement agent fees in connection with the PIPE Offerings, miscellaneous fees and expenses, including proxy solicitation fees, SEC registration fees, printing fees and audit costs and the cash portion of management transaction bonuses.

(3)      Includes amounts that may be used to repay certain long-term indebtedness of Bowlero.

Expected Accounting Treatment

The Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, Isos will be treated as the “acquired” company for financial reporting purposes. See the subsection titled “The Business Combination — Expected Accounting Treatment of the Business Combination.”

Regulatory Approvals

The Business Combination and the transactions contemplated by the Business Combination Agreement are subject to the following regulatory requirements or approvals: (i) filings with the State of Delaware, (ii) filings required with the SEC pursuant to the reporting requirements applicable to Isos, and the requirements of the Securities Act and the Exchange Act to disseminate this proxy statement/prospectus to Isos’s stockholders and (iii) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in connection with the Business Combination and the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act.

Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the Business Combination cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar day waiting period following the parties’ filing of their respective HSR Act notification forms or the early termination of that waiting period. The HSR Act waiting period for the Business Combination expired on August 16, 2021.

SUMMARY RISK FACTORS

The consummation of the Business Combination and the business and financial condition of New Bowlero subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section title “Risk Factors” of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Isos’s ability to effect a business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Isos and Bowlero prior to the Business Combination and that of New Bowlero subsequent to the Business Combination. Such risks include, but are not limited to:

•        the impact of the COVID-19 pandemic on our business;

•        changes in consumer preferences and buying patterns;

•        changes in economic and business conditions;

•        inability to compete successfully against current and future competitors in the highly competitive out-of-home and home-based entertainment markets;

•        inability to sustain further growth in our business;

•        failure to meet consumer expectations;

•        adverse publicity or inability to further build our brands;

•        natural disasters, war, terrorism, weather, public health issues such as the COVID-19 pandemic or other catastrophic events that could disrupt the operations of our centers or the demand for our entertainment offerings;

•        our ability to obtain, maintain and enforce intellectual property protection for our current and future entertainment offerings;

•        the risks of doing business internationally;

•        cyber security breaches and data leaks, and our dependence on information technology systems;

•        changes in health and safety regulations;

•        competition that we face; and

•        the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section titled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in New Bowlero’s common stock.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BOWLERO

The following tables present selected historical consolidated financial data for the periods indicated of Bowlero Corp Unless the context otherwise requires, references in this “Selected Historical Consolidated Financial Data of Bowlero Corp.” to “we,” “us,” “our,” the “Company,” and “Bowlero” are intended to mean the business and operations of Bowlero Corp. and its consolidated subsidiaries. We have derived our selected historical unaudited consolidated statement of operations data and the selected historical unaudited consolidated statement of cash flows data for the quarters ended September 26, 2021 and September 27, 2020 and our selected historical unaudited consolidated balance sheet data as of September 26, 2021 and selected historical consolidated balance sheet data as of June 27, 2021 from our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

The following selected historical consolidated financial data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero” and our audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

Consolidated Statements of Operations Data:
(in thousands, except share and per share data)

	Fiscal Quarter Ended
	September 26, 2021	September 27, 2020
Revenues	$180,978	$49,931
Cost of revenues	126,868	73,996
Gross profit (loss)	54,110	(23,565)
Selling, general and administrative expense	21,415	15,041
(Gain) loss on sale or disposal of assets, net	(30)	1
Income from joint ventures	(79)	(17)
Management fee income	(148)	(94)
Other expenses	704	1,167
Business interruption insurance recoveries	—	(20,188)
Operating income (loss)	32,248	(19,475)
Interest expense, net	22,928	21,173
Income (loss) before income taxes	9,320	(40,648)
Income tax expense (benefit)	(6,244)	124
Net income (loss)	$15,564	$(40,772)
Redeemable convertible preferred stock dividends (undeclared and cumulative)	(2,251)	(2,026)
Net income (loss) attributable to common stockholders	13,313	(42,798)
Net income (loss) per share attributable to common stockholders:
Basic	$2.25	$(7.24)
Diluted	2.18	(7.24)
Weighted-average common shares outstanding:
Basic	5,911,428	5,911,428
Diluted	6,114,263	5,911,428

Consolidated Statements of Cash Flows Data:
(in thousands)

	Fiscal Quarter Ended
	September 26, 2021	September 27, 2020
Net cash provided by operating activities	$31,540	$3,219
Net cash used in investing activities	(95,724)	(11,240)
Net cash provided (used) by financing activities	(908)	42,947

Consolidated Balance Sheet Data:
(in thousands)

	As of
	September 26, 2021	June 27, 2021
Cash and cash equivalents	$122,062	$187,093
Working capital	14,785	100,072
Total assets	1,804,247	1,782,238
Total debt	874,293	875,586
Total liabilities	1,455,753	1,452,115
Total stockholders’ (deficit) equity	(274,741)	(275,866)

SELECTED HISTORICAL FINANCIAL INFORMATION OF ISOS

The following table sets forth selected historical financial information derived from Isos’ unaudited financial statements as of September 30, 2021 and for the quarters ended September 30, 2021 and its audited financial statements as of December 31, 2020 and for the period from December 29, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isos” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Balance Sheets

	September 30, 2021 (Unaudited)	December 31, 2020 (Audited)
Current asset – Cash	$1,215,849	$—
Marketable securities held in Trust Account	$254,845,389	$—
Total assets	$256,345,825	$47,500
Promissory note – related party	$—	$22,500
Total liabilities	$32,599,598	$27,500
Class A ordinary shares subject to possible redemption, 25,483,700 shares and 0 shares at redemption value, at September 30, 2021 and December 31, 2020, respectively	$254,844,389	$—
Total shareholders’ (deficit) equity	$(31,098,162)	$20,000

Statement of Operations

	Three Months Ended September 30, 2021 (Unaudited)	Nine Months Ended September 30, 2021 (Unaudited)
Total expenses	$785,494	$1,260,847
Trust interest income	3,848	7,389
Warrant issuance costs	—	(638,847)
Unrealized loss on change in fair value of FPA	(2,208,594)	(3,667,048)
Unrealized loss on change in fair value of warrants	(5,266,872)	(811,507)
Net loss	$(8,257,112)	$(6,370,860)
Basic and diluted weighted average shares outstanding, ordinary share subject to redemption	25,483,700	19,454,853
Basic and diluted net loss per ordinary share	$(0.26)	$(0.26)
Basic and diluted weighted average shares outstanding, ordinary share	6,370,925	6,182,395
Basic and diluted net loss per ordinary share	$(0.25)	$(0.25)
For the Period from December 29, 2020 (inception) Through December 31, 2020 (Audited)
Total expenses	$(5,000)
Net loss	$(5,000)
Basic and diluted weighted average Class B ordinary shares outstanding	5,625,000
Basic and diluted net loss per share	$(0.00)

Statement of Cash Flows

	For the Nine Months Ended September 30, 2021 (Unaudited)	For the period from December 29, 2020 (inception) through December 31, 2020 (Audited)
Cash Flow Data
Net cash used in operating activities	$(1,178,204)	$—
Net cash used in investing activities	$(254,838,000)	$—
Net cash provided by financing activities	$257,232,053	$—

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 combines the unaudited historical condensed consolidated balance sheet of Bowlero as of September 26, 2021 with the unaudited historical condensed balance sheet of Isos as of September 30, 2021, giving effect to the merger as if it had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the nine months ended September 30, 2021 combines the unaudited historical condensed consolidated statement of operations for Bowlero for the nine months ended September 26, 2021 with the unaudited condensed historical statement of operations of Isos for the nine months ended September 30, 2021, giving effect to the merger as if it had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Isos public shares:

Scenario 1 — Assuming no redemption: This presentation assumes that no Public Stockholders of Isos will exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the trust account; and

Scenario 2 — Assuming maximum redemption: This presentation assumes that stockholders holding 7,983,800 shares of Isos Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the trust account. The Business Combination Agreement provides that consummating the Business Combination is conditioned on Isos having a minimum of $520,000 thousand of cash on hand (which is inclusive the proceeds from the PIPE Offerings and the Forward Purchase Contract) whether in or outside the trust account after giving effect to Isos share redemptions. As Isos has received commitments under the PIPE Offerings and the Forward Purchase Contract for an aggregate of $345,000 thousand and the trust account had balances of approximately $254,838 thousand, the maximum redemption scenario assumes all shares of Isos Class A ordinary shares held by the Public Stockholders, except those required to retain $520,000 thousand in the trust account. This scenario gives effect to Public Share redemptions of 7,983,800 Isos Class A ordinary shares for aggregate redemption payments of $79,838 thousand using a per share redemption price of $10.00 per share.

The historical financial information has been adjusted to give pro forma effect to events that are related or directly attributable to the merger, are factually supportable and are expected to have a continuing impact on the results of New Bowlero. The adjustments presented to the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New Bowlero upon consummation of the merger.

The historical financial statements of Isos and Bowlero have been prepared in accordance with accounting principles generally accepted in the United States of America, which is referred to herein as GAAP.

The historical financial information of Bowlero as of and for the nine months ended September 26, 2021 was derived from the unaudited financial statements of Bowlero for the quarters ended September 26, 2021 and September 27, 2020, and the audited financial statements of Bowlero for the year ended June 27, 2021, which are included elsewhere in this proxy statement/prospectus. The historical financial information of Isos as of and for the nine months ended September 30, 2021 was derived from the unaudited financial statements of Isos for the nine months ended September 30, 2021, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Bowlero’s audited financial statements and related notes, “Bowlero’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies actually been combined as of January 1, 2021. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined as of January 1, 2021 or the future results that New Bowlero will experience. Bowlero and Isos have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Selected Unaudited Pro Forma Financial Information

(in thousands, except share and per share data)	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Statement of Operations Data – For the Nine Months Ended September 30, 2021
Revenues	$452,293	$452,293
Cost of goods sold	341,582	341,582
Selling, general and administrative expenses	122,186	122,186
Income (loss) from operations	(11,475)	(11,475)
Net loss attributable to common stockholders	(78,602)	(68,602)
Net income (loss) per share – basic and diluted	$(0.45)	$(0.45)
Balance Sheet Data – As of September 30, 2021
Total current assets	$179,484	$179,484
Total assets	1,824,220	1,824,220
Total current liabilities	141,592	141,592
Total liabilities	1,604,715	1,604,715
Total stockholders’ equity	11,255	11,254

COMPARATIVE PER SHARE INFORMATION

The following table sets forth historical comparative share information for Bowlero and Isos on a stand-alone basis and unaudited pro forma combined share information for the nine months ended September 30, 2021, after giving effect to the merger, (1) assuming no Isos stockholders exercise redemption rights with respect to their Isos common stock upon the consummation of the merger; and (2) assuming that Isos stockholders exercise their redemption rights with respect to a maximum of 7,983,800 shares of Isos Class A ordinary shares in connection with the proposed Business Combination.

You should read the information in the following table in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Bowlero and Isos and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project New Bowlero’ results of operations or earnings per share for any future date or period. The unaudited pro forma combined stockholders’ equity per share information below does not purport to represent what the value of Bowlero and Isos would have been had the companies been combined during the periods presented.

(in thousands, except share and per share data)	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Nine Months Ended September 30, 2021
Net loss attributable to common stockholders	$(78,602)	$(78,602)
Total stockholders’ equity	10,702	10,703
Weighted average shares outstanding – common stock	175,348,723	175,348,723
Basic and diluted net income (loss) per Class B share	$(0.45)	$(0.45)
Stockholders’ equity per share – basic and diluted	$0.06	$0.06

There would be no significant estimated potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders under a range of redemption scenarios, including with no redemptions, maximum and interim redemption levels, since there is no change to the $10.00 per share redemption price and the equity value per share on a basic and diluted basis share is approximately $0.06 per share.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references to “New Bowlero” refer to Isos Acquisition Coporation after giving effect to the Domestication and the Business Combination. References in this section to “Isos” and the “Company” refer to Isos Acquisition Corporation and references in this section to “Bowlero” refer to Bowlero Corp. and its subsidiaries.

Risks Related to Bowlero’s Business and Industry

The COVID-19 pandemic has disrupted and is expected to continue to disrupt our business, which has had a material adverse impact on our business, results of operations and financial condition and could continue for an extended period of time. Future outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have similar impacts on our business.

The outbreak of COVID-19 has had a material adverse effect on our business, results of operations, liquidity and financial condition and the same could continue for an extended period of time. Beginning in 2020, the COVID-19 pandemic significantly impacted the economy in general, as well as our business directly, and continues to negatively affect our business. These effects include, but are not limited to:

•        the unprecedented impact on our business and operations;

•        our ability to access funding sources in the future;

•        the government-mandated and voluntary shutdowns, and operating restrictions on our business;

•        the level of customer demand following re-opening;

•        the ability to maintain a functioning workforce;

•        the ability to maintain adequate supplies and resources;

•        the economic impact of COVID-19 and related disruptions on the communities we serve; and

•        management’s ability to estimate future performance of our business and impact on our business.

Prior to the closure of our centers due to COVID-19, the Company consistently grew revenues; however, the closure of our centers due to COVID-19 prohibited the Company from generating sales and cash flows. Consequently, the Company incurred significant losses and consumed cash, and in order to increase liquidity, the Company incurred additional debt. Net losses in fiscal years 2021 and 2020 were $126 million and $91 million, respectively, which were driven by the closure of our centers. Net proceeds from financing activities from long-term debt and revolver directly utilized to support our liquidity were $35 million and $137 million in 2021 and 2020, respectively.

The extent to which the current or future outbreaks of disease or similar public health threats materially and adversely impact our business, results of operations, liquidity and financial condition is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the mitigating and remedial actions that may be taken by various governmental authorities and other third parties in response to the outbreak. In addition, how quickly, and to what extent, normal economic and operating conditions can be maintained or resumed cannot be predicted, and the resumption of normal business operations may be delayed or constrained by lingering effects of any pandemic on us or our suppliers, third-party service providers, and/or guests.

As directed by President Biden, on November 4, 2021, the Department of Labor’s Occupational Safety and Health Administration (“OSHA”) issued an Emergency Temporary Standard (“ETS”) requiring that all employers with at least 100 employees ensure that their employees are fully vaccinated for COVID-19 by January 4, 2022 or obtain a negative COVID-19 test at least once a week. Covered employers, such as Bowlero, will also be required to provide paid time off to workers to get vaccinated and allow for paid leave to recover from any side effects. Failure to comply with the ETS may result in fines. Following the issuance of the ETS, litigation was filed challenging the ETS, and on November 12, 2021, the U.S. Court of Appeals for the Fifth Circuit issued a ruling staying the effect of the ETS until a full judicial review of the ETS. The stay order does not specify whether the stay extends beyond the Fifth Circuit, but it enjoins the federal government from taking any action to enforce the ETS while it is in effect. As such, the stay’s practical effect is a nationwide pause. It is unknown how long the Fifth Circuit’s stay will remain in place or whether the Fifth Circuit, or another federal court, will ultimately deem the ETS to be unlawful. It is not currently possible to predict with any certainty the exact impact on us of the ETS or any additional vaccine mandates that may be announced by the states where we operate. Any requirement to mandate COVID-19 vaccination for our workforce, or require unvaccinated employees to be tested weekly could result in employee attrition and difficulty securing future labor needs, including attrition of critically skilled labor, difficulty in obtaining services from impacted suppliers, and increased costs, any of which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to successfully design and execute our business strategy plan, including growing comparable center sales, our revenues and profitability may be adversely affected.

Our ability to increase revenues and profitability is dependent on executing effective business strategies. If we are delayed or unsuccessful in executing our strategies or if our strategies do not yield desired results, our business, financial condition and results of operations may suffer. Our ability to meet our business strategy plan is dependent upon, among other things, our ability to:

•        increase gross sales and operating profits at existing centers with bowling, food, beverage, game and entertainment options desired by our guests;

•        evolve our marketing and branding strategies to continue to appeal to our guests;

•        innovate and implement new initiatives to provide a unique guest experience;

•        identify adequate sources of capital to fund and finance strategic initiatives;

•        grow and expand operations;

•        identify new opportunities to improve customer reach;

•        maintain a talented workforce responsive to customer needs and operational demands; and

•        identify, implement and maintain cost-reducing strategies to scale operations.

Changes in consumer preferences and buying patterns could negatively affect our results of operations.

Visiting our centers is a discretionary purchase for consumers; therefore, our business is susceptible to economic slowdowns and recessions. We are dependent in particular upon discretionary spending by consumers living in the communities in which our centers are located. A significant weakening in the local economies of these geographic areas, or any of the areas in which our centers are located, may cause consumers to curtail discretionary spending, which in turn could reduce our centers’ sales and have an adverse effect on our business and our results of operations. Our centers are sometimes located near high density retail areas such as regional malls, lifestyle centers, big box shopping centers and entertainment centers. We depend on a high volume of visitors at these locations to attract guests to our centers. As demographic and economic patterns change, current centers may or may not continue to be attractive or profitable.

E-commerce or online shopping continues to increase and negatively impact consumer traffic at traditional “brick and mortar” retail sites located in regional malls, lifestyle centers, big box shopping centers and entertainment centers. Vacancies have also increased due to the COVID-19 pandemic. A decline in development or closures of businesses in these settings or a decline in visitors to retail areas near our centers could negatively affect our sales.

Consumers continually change their dietary preferences. As a result, we are challenged to evolve our food and beverage menu offerings to appeal to these changing customer preferences, while maintaining our brand character and retaining popular menu items. New information or changes in dietary, nutritional, allergen or health guidelines or environmental or sustainability concerns, whether issued by governmental agencies, academic studies, advocacy organizations or similar groups, may cause some groups of consumers to select foods other than those that are offered by our centers. Additionally, it is unclear currently if the COVID-19 pandemic may have a lasting impact on consumer demand. If we fail to anticipate changing trends or other consumer preferences, our business, financial condition and results of operations would be adversely affected.

Advances in technologies or certain changes in consumer behavior driven by such technologies could have a negative effect on our business. Technology and consumer offerings continue to develop, and we expect new or enhanced technologies and consumer offerings will be available in the future. As part of our marketing efforts, we use a variety of digital platforms including search engines, mobile, online videos and social media platforms such as Facebook®, Twitter® and Instagram® to attract and retain guests. We also test new technology platforms to improve our level of digital engagement with our guests and employees to help strengthen our marketing and related consumer analytics capabilities. These initiatives may not prove to be successful and may result in expenses incurred without the benefit of higher revenues or increased engagement.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment markets, which could have a material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for customers’ discretionary entertainment dollars with providers of out-of-home entertainment, including localized attraction facilities such as other bowling centers, movie theatres, sporting events, sports activity centers, arcades and entertainment centers, nightclubs, and restaurants as well as theme parks. Some of the entities operating these businesses are larger and have significantly greater financial resources, a greater number of locations, have been in business longer, have greater name recognition and are better established in the markets where our centers are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting customers and succeed in attracting customers who would otherwise come to our centers. We also face competition from local, regional, and national establishments that offer similar entertainment experiences to ours that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. In addition, we also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie streaming and delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment markets could have a material adverse effect on our business, results of operations and financial condition.

Unfavorable publicity or a failure to respond effectively to adverse publicity, could harm our business.

Our brand and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perception of Bowlero, the quality of our facilities and our integrity. Multi-location businesses, such as ours, can be adversely affected by unfavorable publicity resulting from food safety concerns, flu or other virus outbreaks and other public health concerns stemming from one or a limited number of our centers. Additionally, we rely on our network of suppliers to properly handle, store, and transport our ingredients for delivery to our centers. Failure by our suppliers, or their suppliers, could cause our ingredients to be contaminated, which could be difficult to detect and put the safety of our food in jeopardy.

Negative publicity may also result from crime incidents, data privacy breaches, scandals involving our employees or operational problems at our centers. Regardless of whether the allegations or complaints are valid, unfavorable publicity related to one or more of our centers could affect public perception of the entire brand. Even incidents at similar businesses could result in negative publicity that could indirectly harm our brand. If one or more of our centers were the subject of unfavorable publicity and we are unable to quickly and effectively respond to such reports, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

There has been a significant increase in the use of social media and similar platforms, including weblogs (blogs), social media websites and other forms of Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase and may act on such information without further investigation or authentication. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity exists for dissemination of information, including inaccurate information, to spread quickly. Inaccurate or adverse information concerning Bowlero may be posted on such platforms at any time. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also may be used for dissemination of trade secret information, compromising valuable company assets. In summary, the dissemination of information via social media and similar platforms may harm our business, prospects, financial condition, and results of operations, regardless of the information’s accuracy. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Further, if we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. Consumer demand for our products and our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products, which could likely result in lower revenues.

We are subject to risks associated with leasing space subject to long-term, non-cancelable leases.

Payments under our non-cancelable, long-term operating leases account for a significant portion of our operating expenses and we expect many of the new centers we open in the future will also be leased. We often cannot cancel these leases without substantial economic penalty. If an existing or future center is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease, including, among other things, paying the rent for the remainder of the lease term. We depend on cash flow from operations to pay our lease obligations. If our business does not generate adequate cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under our existing credit facility, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund other liquidity and capital needs, all of which could have a material adverse effect on us.

In addition, as each of our leases expires, we may choose not to renew, or may not be able to renew, such existing leases if the renewal rent is too high and/or the capital investment required to maintain the centers at the leased locations is not justified by the return required on the investment. If we are not able to renew the leases at rents that allow such centers to remain profitable as their terms expire, the number of such centers may decrease, resulting in lower revenue from operations, or we may relocate a center, which could subject us to construction and other costs and risks, and in either case, could have a material adverse effect on our business, results of operations and financial condition.

Our financial performance and the ability to implement successfully our strategic direction could be adversely affected if we fail to retain, or effectively respond, to a loss of key management.

Our future success is substantially supported by the contributions and abilities of senior management, including key executives and other leadership personnel. Changes in senior management could expose us to significant changes in strategic direction and initiatives. A failure to maintain appropriate organizational capacity and capability to support leadership excellence or a loss of key skill sets could jeopardize our ability to meet our business performance expectations and growth targets. Although we have employment agreements with many members of senior management, we cannot prevent members of senior management from terminating their employment with us. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities.

We face risks related to our substantial indebtedness and limitations on future sources of liquidity.

Our substantial indebtedness of $885 million as of June 27, 2021 and $874 million as of September 26, 2021, could have important consequences to us, and our forecasted current debt service of $58 million in minimum debt payments and estimated interest payments in fiscal year 2022, including:

•        making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness increasing our vulnerability to general economic and industry conditions, including as a result of disruption caused by the global COVID-19 pandemic;

•        requiring a substantial portion of our cash flow from operations to be dedicated to the payment of obligations with respect to our debt, thereby reducing our ability to use our cash flow to fund our operations, lease payments, capital expenditures, selling and marketing efforts, product development, future business opportunities and other purposes;

•        exposing us to the risk of increased interest rates as some of our borrowings are at variable rates;

•        limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, strategic acquisitions, and general corporate or other purposes; and

•        limiting our ability to plan for, or adjust to, changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged.

Covenants in our debt agreements restrict our business and could limit our ability to implement our business plan.

Our credit facility contains covenants that may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. In addition, if we fail to satisfy the covenants contained in the credit facility, our ability to borrow under the revolving credit loans portion of the credit facility may be restricted. The credit facility includes covenants restricting, among other things, our ability to do the following under certain circumstances:

•        incur or guarantee additional indebtedness or issue certain disqualified or preferred stock;

•        pay dividends or make other distributions on, or redeem or purchase any equity interests or make other restricted payments;

•        make certain acquisitions or investments;

•        create or incur liens;

•        transfer or sell assets;

•        incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;

•        alter the business that we conduct;

•        enter into transactions with affiliates; and

•        consummate a merger or consolidation or sell, assign, transfer, lease or otherwise dispose of all or substantially all our assets (other than the Business Combination).

In addition, failure to meet a leverage-based test that is applicable when our revolving credit facility, along with certain letters of credit, is at least 35% drawn, is a default under our credit facilities. The leverage-based test is calculated on the basis of Covenant Adjusted EBITDA, as further defined and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero — Liquidity and Capital Resources — Covenant Compliance.”

Events beyond our control, including the impact of COVID-19, may affect our ability to comply with our covenants, even after the cessation of the second amendment suspension period. If we default under the credit facility because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. We cannot assure you that we will be able to comply with our covenants under the credit facility or that any covenant violations will be waived in the future. Any violation that is not waived could result in an event of default, permitting our lenders to declare outstanding indebtedness and interest thereon due and payable, and permitting the lenders under the revolving credit loans provided under the credit facility to suspend commitments to make any advance, or require any outstanding letters of credit to be collateralized by an interest bearing cash account, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with our financial or other covenants under the credit facility, we may need additional financing to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on commercially reasonable terms, or at all. We cannot assure you that we would have sufficient funds to repay outstanding amounts under the credit facility and any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition.

The success of our longer-term growth strategy depends in part on our ability to open and operate new centers profitably.

Our ability to timely and efficiently open new centers on a new-construction or acquisition basis and to operate these centers profitably is dependent on numerous factors including quality locations, acceptable lease or purchase agreements, zoning, use and other regulations, our liquidity, staffing needs and training, permitting, customer acceptance, impact on existing centers and financial performance targets. The timing of new location openings may result in significant fluctuations in our quarterly performance. We typically incur significant costs prior to opening for pre-opening and construction and increased labor and operating costs for a newly opened center.

Our failure to maintain or renew key agreements could adversely affect our ability to distribute our media content and/or other of our goods and services, which could adversely affect our operating results.

A portion of our profits is derived from our media content, which is distributed by cable, satellite and broadcast television networks and digital platforms around the globe. As detailed below, we have depended on and will continue to depend on, third parties for many aspects of the operation and distribution of PBA events. Any failure to maintain (such as due to a breach or alleged breach by either party) or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our financial outlook, liquidity, business and operating results. We have relationships with Fox Sports, CBS Sports and Flo Bowling, which carry PBA events through their cable networks and streaming channels.

Many of our other goods and services, such as our merchandise and arcade games are manufactured and sold by other parties under licenses of our intellectual property or distribution agreements. Our inability for any reason to enter into, maintain and/or renew or replace, as the case may be, these agreements on terms favorable to us could adversely affect our financial outlook, liquidity, business and/or operating results.

Bowlero produces content, builds infrastructure and markets PBA events. If, for any number of reasons, we are unable to continue to develop and monetize this content successfully, it could have a material adverse effect on our operating results.

Need to Attract, Retain and Replace Fans.    We believe that the PBA has a passionate fan base. However, the markets for entertainment video are intensely competitive and include many subscription, transactional and ad-supported models and vast amounts of pirated materials, all of which capture segments of the entertainment video market. These markets have and are expected to continue to be subject to rapid changes, and new technologies and evolving business models are developing at a fast pace. We expect this competition to continue to grow and the markets to continue to transform. Many players that have entered this space have vastly greater financial and marketing resources than Bowlero as well as longer operating histories, large customer bases and strong brand recognition. These competitors may aggressively price their offerings and devote more technology and marketing resources. Certain of these competitors have begun to bundle digital networks. Other competitors for viewers of media content include broadcast, cable and satellite television, many of which have so-called “TV everywhere,” stand-alone streaming and/or “on demand” content, online movie and television content providers (both legal and illegal (pirated)), and ad-supported services such as YouTube. In non-pandemic times, viewers also commit viewing dollars to theatrical films, live events or other leisure activities. Our ability to attract and retain fans for PBA will depend in part on our ability to provide consistent high-quality content and a high level of service that is perceived as a good value for the consumer’s entertainment dollars in the face of this intense competition. Our failure to do so could adversely affect our business and operating results.

Impact of Government Regulations.    The adoption or modification of laws and regulations relating to our business could limit or otherwise adversely affect the manner in which we conduct our business. The growth and development of the market for online commerce has led to more stringent consumer protection laws, including privacy laws such as the European Union General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”), imposing additional burdens on us. We may be required to comply with new regulations or legislation or new interpretations of existing regulations or legislation. This compliance could cause us to incur significant additional expense or alter our business model or could result in substantial fines, civil liability and/or harm to reputation for noncompliance. In addition, the delivery of PBA content in international markets exposes us to multiple regulatory frameworks and societal norms, the complexity of which may result in unintentional noncompliance which could adversely affect our business and operating results.

Our failure to continue to build and maintain our brand of entertainment could adversely affect our operating results.

We must continue to build and maintain our strong brand identity to attract and retain fans who have a number of entertainment choices. The creation, marketing and distribution of live events, programming and films that our fans value and enjoy are at the core of our business. The production of compelling live, televised, streamed and film content is critical to our ability to generate revenues across our media platforms and product outlets. Our ability to produce compelling content depends on our ability to attract professional bowlers to our tournaments. Professional bowlers are independent agents and make their own decisions on whether or not to participate in a tournament. In addition, we are dependent on advertising, sponsorship and marketing revenue from third parties in order to be able to host tournaments. If such third parties decide to sponsor or advertise at other types of sporting events, our costs for hosting tournaments will increase, and we may host fewer tournaments, resulting in a decrease in the amount of content that we can produce. We are also dependent on the U.S. Bowling Congress who own rights to certain tournaments, such as the US Open and the USBC Masters. PBA partners with the U.S. Bowling Congress to deliver televised events for tournaments owned by the U.S. Bowling Congress. Our current agreements with the U.S. Bowling Congress provide for the delivery of televised content for such tournaments until 2022, and we may be unable to secure such rights after 2022 at attractive terms or at all. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in our television ratings, attendance at our live events post-pandemic, and/or otherwise impact our sales of goods and services, which would adversely affect our operating results.

Our failure to compete effectively in a rapidly evolving media landscape could adversely affect our operating results.

The manner in which audio/media content is distributed and viewed is constantly changing, and consumers have increasing options to access entertainment video. Changes in technology require our resources including personnel, capital and operating expenses. Conversely, technology changes have also decreased the cost of video production and distribution for certain programmers (such as through social media), which lowers the barriers to entry and increases the competition for viewership and revenues. While we attempt to distribute our programming across all platforms, our failure to continue to do so effectively (including, for example, our emphasizing a distribution platform that may in time lessen in importance or become obsolete or our loss of, or other inability to procure, carriage on an important platform) could adversely affect our operating results. If other providers of video programming address the changes in consumer viewing habits in a manner that is better able to meet content distributor and consumer needs and expectations, our business could be adversely affected. The number of subscribers and ratings of television networks and advertising revenues in general have been reported as being impacted by viewers moving to alternative media content providers, a process known as “cord cutting” and “cord shaving.” Many well-funded digital companies have been competing with the traditional television business model and, while it has been widely reported that they are paying significant amounts for media content, it is not clear that these digital distributors will replace the importance (in terms of money paid for content, viewer penetration and other factors) of television distribution to media content owners. Our media partners’ businesses are affected by their sale of advertising and subscriptions for their services. If they are unable to sell advertising and/or subscriptions either with regard to PBA programming specifically (such as, by way of example and without limitation, due to a decline in the popularity of our programming and/or brand) or all of their programing generally, it could adversely affect our operating results.

Changes in the regulatory atmosphere and related private sector initiatives could adversely affect our businesses.

Production of video programming by independent producers is generally not directly regulated by the federal or state governments in the United States. PBA events are on broadcast television on the Fox and CBS Networks, and we are responsible, directly or indirectly, for compliance with certain additional FCC regulations and statutory requirements applicable to programming distributed over television broadcast stations. Any failure to remain in compliance with these requirements could expose us to substantial costs and adverse publicity which could impact our operating results. Changes in FCC regulations, and the ongoing reallocation of satellite spectrum for “5G” next generation wireless broadband use, could impact the availability of satellite transmission spectrum for video programming distribution, which could increase the transmission costs of certain of our programming and/or affect transmission quality and reliability. The markets for programming in the United States and internationally may be substantially affected by government regulations applicable to, as well as social and political influences on, television stations and networks. We voluntarily designate the suitability of each of our television and PBA programs using standard industry ratings. Domestic and foreign governmental and private-sector initiatives relating to the production and distribution of video programming are announced from time to time. Compliance by our licensees of these initiatives and/or their noncompliance of governmental policies could restrict our program distribution and adversely affect our levels of viewership, result in adverse publicity and/or otherwise impact our operating results.

Risks Related to Information Technology and Cyber Security

Information technology system failures or interruptions may impact our ability to effectively operate our business.

We rely heavily on various information technology systems, including point-of-sale, kiosk and amusement operations systems in our centers, data centers that process transactions, communication systems and various other software applications used throughout our operations. Some of these systems have been internally developed or we rely on third-party providers and platforms for some of these information technology systems and support. Although we have operational safeguards in place, those technology systems and solutions could become vulnerable to damage, disability, or failures due to theft, fire, power outages, telecommunications failure or other catastrophic events. Any failure of these systems could significantly impact our operations and could make our content unavailable or degraded. These service disruptions could be prolonged. We rely on third-party service providers for certain key elements of our operations including credit card processing, telecommunications, utilities and delivery of video programming. Our reliance on systems operated by third parties also present the risk faced by the third party’s business, including the operational, cyber security, and credit risks of those parties. If those systems were to fail or otherwise be unavailable, and we were unable to timely recover, we could experience an interruption in our operations. Our business interruption insurance may not cover us in the event these types of business interruptions occur.

Cyber security breaches or other privacy or data security incidents that expose confidential customer, personal employee or other material, confidential information that is stored in our information systems or by third parties on our behalf may impact our business.

Many of our information technology systems (and those of our third-party business partners, whether cloud-based or hosted in proprietary servers), including those used for point-of-sale, web and mobile platforms, mobile payment systems and administrative functions, contain personal, financial or other information that is entrusted to us by our guests and associates. Many of our information technology systems also contain proprietary and other confidential information related to our business, such as business plans and initiatives. A cyber incident (generally any intentional or unintentional attack that results in unauthorized access resulting in disruption of systems, corruption of data, theft or exposure of confidential information or intellectual property) that compromises the information of our customers or employees could result in widespread negative publicity, damage to our reputation, a loss of customers, and disruption of our business.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Compliance with these requirements can be costly and time-consuming and the costs could adversely impact our results of operations due to necessary system changes and the development of new administrative processes. The California Consumer Privacy Act of 2018, provides a private right of action for data breaches and requires companies that process information about California residents to make new disclosures to consumers about their data collection, use and sharing practices and allow consumers to opt out of certain data sharing with third parties. Security breaches could also result in a violation of applicable privacy and other laws, and subject us to private consumer, business partner or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability. We are required to maintain the highest level of Payment Card Industry (“PCI”) Data Security Standard compliance at our corporate office and centers. If we do not maintain the required level of PCI compliance, we could be subject to costly fines or additional fees from the card brands that we accept or lose our ability to accept those payment cards. Additionally, an increasing number of government and industry groups have established laws and standards for the protection of personal and health information.

Our existing cyber security policy includes cyber security techniques, tactics, and procedures, including continuous monitoring and detection programs, network protections, annual employee training and awareness and incident response preparedness. In addition, we periodically scan our environment for any vulnerabilities, perform penetration testing and engage third parties to assess effectiveness of our security measures. We utilize a voluntary tool to help manage privacy risk by independently benchmarking our cyber security program to the NIST Cybersecurity Framework, using an independent third party, and we share the results of our annual audit with our audit committee. Although we employ security technologies and practices and have taken other steps to try to prevent a breach, there are no assurances that such measures will prevent or detect cyber security breaches, and we may nevertheless not have the resources or technical sophistication to prevent rapidly evolving types of cyberattacks. We maintain a separate insurance policy covering cybersecurity risks and such insurance coverage may, subject to policy terms and conditions, cover certain aspects of cyber risks, but this policy is subject to a retention amount and may not be applicable to a particular incident or otherwise may be insufficient to cover all our losses beyond any retention. Based on recent court rulings, there is uncertainty as to whether traditional commercial general liability policies will be construed to cover the expenses related to cyberattacks and breaches if credit and debit card information is stolen.

We have been and likely will continue to be, the target of cyber and other security threats. If in the future, we experience a security breach, we could become subject to claims, lawsuits or other proceedings for purportedly fraudulent transactions arising out of the theft of credit or debit card information, compromised security and information systems, failure of our employees to comply with applicable laws, the unauthorized acquisition or use of such information by third parties, or other similar claims.

Our reliance on computer systems and software could expose us to material financial and reputational harm if any of those computer systems or software were subject to any material disruption or corruption.

Our servers and those of third parties used in our business may be vulnerable to cybersecurity attacks, computer viruses (including worms, malware, ransomware and other destructive or disruptive software or denial of service attacks), physical or electronic break-ins and similar disruptions and could experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse, theft or release of proprietary, confidential, sensitive or otherwise valuable company or subscriber data or information. Such a cybersecurity attack, virus, break-in, disruption or attack could remain undetected for an extended period, could harm our business, financial condition or results of operations, be expensive to remedy, expose us to litigation and/or damage our reputation. Our insurance may not cover expenses related to such disruptions or unauthorized access fully or at all.

Because the techniques used to obtain unauthorized access to, or disable, degrade or sabotage, these systems and servers change frequently and often are not recognized until launched against a target, we and the third parties used in distribution of our content may be unable to anticipate these techniques, implement adequate preventative measures or remediate any intrusion on a timely or effective basis. Moreover, the development and maintenance of these preventative and detective measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite the efforts of us and/or third parties, the possibility of these events occurring cannot be eliminated.

Risks Related to the Location-Based Entertainment Industry

Our success depends upon our ability to recruit and retain qualified center management and operating personnel while also controlling our labor costs.

We must continue to attract, retain, and motivate qualified management and operating personnel to maintain consistency in our service, hospitality, quality, and atmosphere of our centers, and to also support future growth. Adequate staffing of qualified personnel is a critical factor impacting our guests’ experience in our centers. Qualified management and operating personnel are typically in high demand. Current unemployment subsidies and difficult pandemic-related operating demands are resulting in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. If we are unable to attract and retain a satisfactory number of qualified management and operating personnel, labor shortages could delay the planned openings of new centers or adversely impact our existing centers. Any such delays, material increases in employee turnover rates in existing centers or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

Our revenues and operating results may fluctuate significantly due to various risks and unforeseen circumstances, including increases in costs, seasonality, weather, acts of violence or terrorism and other factors outside our control.

Certain regions in which our centers are located have been, and may in the future be, subject to natural disasters, such as earthquakes, floods, and hurricanes. Depending upon its magnitude, a natural disaster could severely damage a cohort of our centers, which could adversely affect our business, results of operations or financial condition. Our corporate headquarters and our data center are located in Richmond, Virginia and our backup data facility is located in Dallas, Texas. A natural or man-made disaster could significantly impact our ability to provide services and systems to our centers and negatively impact our operations. We currently maintain property and business interruption insurance.

Any act of violence at or threatened against our centers or the retail complexes in which they are located, including active shooter situations and terrorist activities, may result in restricted access to our centers and/or closures in the short-term and, in the long term, may cause our guests and associates to avoid visiting our centers. Any such situation could adversely impact cash flows and make it more difficult to fully staff our centers, which could materially adversely affect our business.

Our operating results fluctuate significantly due to seasonal factors. We typically generate our highest sales volumes during the third quarter of each fiscal year due to the timing of leagues, holidays and changing weather conditions. School operating schedules, holidays and weather conditions may also affect our sales volumes in some operating regions differently than others. In addition, unfavorable weather conditions during the winter and spring seasons could have a significant impact on our results. During 2020, results also fluctuated due to the timing and frequency of temporary closures and operating restrictions due to state and local guidelines imposed due to the COVID-19 pandemic.

Our operations are susceptible to the changes in cost and availability of commodities and other products, which could negatively affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in commodity and other product costs. Various factors beyond our control, including adverse weather conditions, governmental regulation and monetary policy, product availability, recalls of food products, disruption of our supplier manufacturing and distribution processes due to public health crises or pandemics, and seasonality, may affect our commodity costs or cause a disruption in our supply chain. In an effort to mitigate some of this risk, we have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our centers, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our centers and cause us to remove certain items from our menu. Changes in the price or availability of commodities for which we do not have short-term supply contracts could have a material adverse effect on our profitability. Expiring contracts with our food suppliers could also result in unfavorable renewal terms and therefore increase costs associated with these suppliers or may necessitate negotiations with other suppliers. Other than short-term supply contracts for certain food items and certain utilities contracts, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies. Also, the unplanned loss of a major distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. If we have to pay higher prices for food or other product costs, our operating costs may increase, and, if we are unable to adjust our purchasing practices or pass any cost increases on to our guests, our operating results could be adversely affected.

Our procurement of new games and amusement and entertainment offerings is contingent upon availability, and in some instances, our ability to obtain licensing rights.

Our ability to continue to procure new games, amusement and entertainment offerings, and other entertainment-related equipment is important to our business strategy. The number of suppliers from which we can purchase games, amusement offerings and other entertainment-related equipment is limited. To the extent the number of suppliers declines, we could be subject to the risk of distribution delays, pricing pressure, lack of innovation and other associated risks. We may not be able to anticipate and react to changing amusement offerings cost by adjusting purchasing practices or game prices, and a failure to do so could have a material adverse effect on our operating results. In addition, any decrease in availability of new amusement offerings that appeal to guests could lead to decreases in revenues as guests negatively react to lack of new game options.

Our ability to develop future offerings is dependent on, among other things, obtaining rights to compelling game content and developing new amusement offerings that are accepted by our guests. There is no guarantee that additional licensing rights will be obtained by us or that our guests will accept the future offerings that we develop. The result could be increased expenses without increased revenues putting downward pressure on our results of operations and financial performance.

We may not be able to operate our centers or obtain/maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition.

We are subject to licensing and regulation by state and local authorities relating to the sale of alcoholic beverages, health, sanitation, safety, building and fire codes. Each center is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one center may lead to the loss of licenses at all centers in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each center, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. We generally have not encountered any material difficulties or failures in obtaining and maintaining the required licenses, permits and approvals that could impact the continuing operations of an existing center, or delay or prevent the opening of a new center. Although we do not anticipate any material difficulties occurring in the future, the failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations.

We are subject to extensive laws and regulations and failure to comply with existing or new laws and regulations could adversely affect our operational efficiencies, cost structure and talent availability.

Restrictions put in place by federal, state and local governments in response to the COVID-19 pandemic have caused operations and business at our centers to be impaired. While many states have rescinded such restrictions, it is not certain when all restrictions will be lifted in the remaining states where such restrictions are still in place.

We are also subject to various federal, state, and local laws and regulations that govern numerous aspects of our business, including the following:

•        the Fair Labor Standards Act and other federal, state and local laws and regulations that govern employment practices and working conditions, including minimum wage rates, wage and hour practices, gratuities, overtime, labor practices, various family leave mandates, discrimination and harassment, immigration, workplace safety and other areas;

•        the Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas;

•        the Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (“PPACA”) and uncertainties surrounding future changes to or replacement of our health insurance system;

•        preparation, sale and labeling of food, including the federal regulations of the Food and Drug Administration, which oversees the safety of the entire food system, including inspection and mandatory food recalls, menu labeling and nutritional content, and additional requirements in certain states and local jurisdictions;

•        environmental laws and regulations governing, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances;

•        liquor laws and regulations governing the service and sale of alcohol; and

•        other environmental matters, such as climate change, the reduction of greenhouse gases, water consumption and animal health and welfare.

Compliance with these laws and regulations and future new laws or changes in laws or regulations that impose additional requirements can be costly. Any failure or perceived failure to comply with these laws or regulations could result in, among other things, revocation of required license, administrative enforcement actions, fines, civil and criminal liability, and/or closure of centers. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties. Further, more stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new centers in certain locations.

We believe it is becoming increasingly likely that the United States federal government will significantly increase the federal minimum wage and tip credit wage (or eliminate the tip credit wage) and require significantly more mandated benefits than what is currently required under federal law. Should this happen, other jurisdictions that have historically mandated higher wages and greater benefits than what is required under federal law may seek to further increase wages and mandated benefits. In addition to increasing the overall wages paid to our minimum wage and tip credit wage earners, these increases create pressure to increase wages and other benefits paid to other associates who, in recognition of their tenure, performance, job responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage or minimum tip credit wage. Because we employ a large workforce, any wage increase and/or expansion of benefits mandates could have a particularly significant impact on our labor costs. Our vendors, contractors and business partners are similarly impacted by wage and benefit cost inflation, and many have or will increase their price for goods, construction, and services in order to offset their increasing labor costs. We may not be able to partially or fully offset cost increases resulting from changes in minimum wage rates by increasing bowling, menu or game prices, improving productivity, or through other adjustments, and our business, results of operations and financial condition could be adversely affected. Moreover, although only a few of our employees have been or are now represented by any unions, labor organizations may seek to represent an increasing number of our employees in the future, and if they are successful, our payroll expenses and other labor costs may be increased in the course of collective bargaining, and/or there may be strikes or other work disruptions that may adversely affect our business.

We face potential liability with our gift cards under the property laws of some states.

Our gift cards, which may be used to purchase bowling, food, beverages, merchandise and game play credits in our centers, may be considered stored value cards. Certain states include gift cards under their abandoned and unclaimed property laws and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws.

The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our position on the application of its abandoned and unclaimed property laws to our gift cards, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our financial statements. If we are required to materially increase the estimated liability recorded in our financial statements with respect to unredeemed gift cards, our net income could be materially and adversely affected.

Litigation, including allegations of illegal, unfair or inconsistent employment practices, may adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by the risk of legal proceedings brought by or on behalf of our customers, employees, suppliers, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. In recent years, a number of companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. We have had from time to time and now have such lawsuits pending against us. In addition, from time to time, customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a center. We are also subject to a variety of other claims in the ordinary course of business, including personal injury, lease, and contract claims.

We are also subject to “dram shop” statutes in certain states in which our centers are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. Also, adverse publicity resulting from these allegations may materially affect our centers and us.

Failure to adequately protect our intellectual property could harm our business.

We regard our intellectual property as having significant value and being important to our marketing efforts. We use a combination of intellectual property rights, such as trademarks and trade secrets, to protect our brand and certain other proprietary processes and information material to our business. The success of our business strategy depends, in part, on our continued ability to use our intellectual property rights to increase brand awareness and further develop our branded products in both existing and new markets. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. If third parties misappropriate or infringe our intellectual property, the value of our image, brand and the goodwill associated therewith may be diminished, our brand may fail to achieve and maintain market recognition, and our competitive position may be harmed, any of which could have a material adverse effect on our business, including our revenues. Policing unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent the violation or misappropriation of such intellectual property rights by others. To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management and adversely affect our revenue, financial condition and results of operations.

We cannot be certain that our products and services do not and will not infringe on the intellectual property rights of others. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third-party products used within our operations and/or rebrand our products and services.

We conduct business internationally, which exposes us to additional risks.

Our ability to successfully conduct operations in international markets is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations. Our international operations, which accounted for $7.1 million in revenues for the fiscal years 2020, expose us to certain additional risks, including:

•        difficulty in staffing international operations;

•        different political, economic and regulatory conditions;

•        local laws and customs;

•        violations of anti-bribery and anti-corruption laws, such as the United States Foreign Corrupt Practices Act;

•        violations of economic sanctions laws, such as the regulations enforced by the U.S. Department of The Treasury’s Office of Foreign Assets Control;

•        currency fluctuations;

•        limitations on our ability to enforce legal rights and remedies with third parties or partners outside the United States;

•        adverse tax consequences; and

•        dependence on other economies.

Fluctuations in other factors relating to international operations, such as tariffs, transportation costs and inflation are additional risks for our international operations.

General Risk Factors

Changes in tax laws and resulting regulations could result in changes to our tax provisions and subject us to additional tax liabilities that could materially adversely affect our financial performance.

We are subject to income, sales, use and other taxes in the United States and certain foreign jurisdictions including Mexico and Canada. Changes in applicable U.S. or foreign tax laws and regulations, including the Tax Cuts and Jobs Act (“Tax Act”) and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), or their interpretation and application, including the possibility of retroactive effect and changes to state tax laws that may occur in response to the Tax Act or the CARES Act, could affect our effective income tax rate. In addition, the final determination of any tax audits or related litigation could be materially different from our historical tax provisions and accruals. Changes in our tax expense or an increase in our tax liabilities, whether due to changes in applicable laws and regulation, the interpretation or application thereof, or a final determination of tax audits or litigation, could materially adversely affect our financial performance.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes.

Bowlero has incurred losses during its history. To the extent that it continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of June 27, 2021, Bowlero had U.S. federal net operating loss carryforwards of approximately $546.5 million. Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, Bowlero’s net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Serivce (“IRS”), and state tax authorities. Under Sections 382 and 383 of the Code, Bowlero’s federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Bowlero’s stock. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Bowlero’s ability to utilize our net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the business combination or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in Bowlero’s ownership resulting from the Business Combination or other transactions, or any resulting limitations on Bowlero’s ability to utilize its net operating loss carryforwards and other tax attributes. If Bowlero earns taxable income, such limitations could result in increased future income tax liability to it and Bowlero’s future cash flows could be adversely affected. We have recorded a valuation allowance related to Bowlero’s net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with generally accepted accounting principles in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting, including such a failure or inability to provide timely reporting about the effectiveness of their controls of our third-party service providers on whose controls we rely, could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. Historically, Bowlero has had several material weaknesses and significant accounting deficiencies, which may occur again. A significant financial reporting failure or material weakness in internal control over financial reporting could result in substantial cost to remediate and could cause a loss of investor confidence and decline in the market price of our stock. See “— The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Bowlero’s business operations.”

We identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, identify additional material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We identified control deficiencies in the design and implementation of our internal control over financial reporting as of June 27, 2021 that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective controls over certain technical or complex areas, including pushdown accounting, lease accounting, income taxes and stock based compensation. This led to the misstatements in goodwill and additional paid-in capital, capital lease obligation and capital lease assets, deferred tax liability and stock based compensation, described in detail in footnote 3-A of the consolidated financial statements.

We have begun implementing a plan to remediate the material weaknesses described above, including hiring staff with more technical accounting skills and engaging third-party experts to assist in accounting for income taxes, valuation and other technical areas, as well as the development of more formal internal control processes. Since the original error causing the overstatement of goodwill in Fiscal year 2018, we have already significantly enhanced the technical capabilities of our staff; however, the material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are designed and operating effectively for a sufficient period of time. We expect to remediate these material weaknesses before the end of our fiscal year ended July 3, 2022. However, we cannot be certain that the steps we have taken will be sufficient to remediate the control deficiencies that led to the material weaknesses or avoid future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses or we identify other material weaknesses in the future, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods required under SEC rules, could be adversely affected. This may in turn adversely affect our reputation and business and the market price of our securities. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our common stock and diversion of financial and management resources from the operation of our business.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Though we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Risks Related to the Business Combination and Isos

The Sponsor and LionTree have agreed to vote in favor of the Business Combination, regardless of how Isos’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

We may be forced to close the Business Combination even if we determined it is no longer in our shareholders’ best interest.

Our public shareholders are protected from a material adverse event of Bowlero arising between the date of the Original Business Combination Agreement and the Closing primarily by (i) the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting, and (ii) the closing condition in the Business Combination Agreement that there be no occurrence that would have a material adverse effect (as defined in the Business Combination Agreement) on Bowlero.

Since the Sponsor, LionTree and Isos’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Bowlero is appropriate as our initial business combination. Such interests include that Sponsor and LionTree will lose their entire investment in us if the Business Combination is not completed.

When you consider the recommendation of Isos’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor, LionTree and Isos’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of Isos shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        the 3,963,458 private placement warrants purchased by the Sponsor and the 1,434,370 private placement warrants purchased by LionTree in connection with the IPO for approximately $5.9 million and $2.2 million, respectively (which would be valued at approximately $6.7 million and $2.4 million, respectively, based on the $1.70 closing price of Isos warrants on November 12, 2021), will be worthless if a business combination is not consummated by March 5, 2023 (as may be extended);

•        the fact that the Sponsor acquired 5,814,636 founder shares and LionTree acquired 556,289 founder shares prior to the IPO, for which they each paid approximately $0.004 for each such founder share, which such founder shares (if unrestricted and freely tradeable), would be valued at approximately $58.1 million and $5.6 million, respectively, based on the $10.00 closing price of Isos Class A ordinary shares on November 12, 2021, and that such shares will be worthless if a business combination is not consummated;

•        the fact that Sponsor and LionTree have agreed not to redeem any of their founders shares in connection with a stockholder vote to approve a proposed initial business combination;

•        the fact that upon consummation of the Business Combination, the Sponsor and LionTree are expected to hold an economic ownership in New Bowlero as further described in “Summary of the Proxy Statement/Prospectus — Ownership of New Bowlero following the Business Combination” through their ownership of founder shares (which, assuming no redemptions, a $10.00 share price, forfeiture of all of the earnout shares by the Sponsor and LionTree, and the other assumptions described in “Ownership of New Bowlero following the Business Combination”), is anticipated to be approximately 2.3% of the ownership of New Bowlero immediately upon consummation of the Business Combination;

•        the fact that as a result of the Sponsor and LionTree’s ownership of founder shares for which they paid a nominal amount, the Sponsor and LionTree may receive a positive return on their investment, which may be significant, even if holders of Isos public shares receive a negative return on their investment;

•        the fact that upon completion of the Business Combination, an aggregate amount of $8.6 million in M&A advisory fees, $3.6 million in deferred underwriters’ compensation, and $1.8 million of placement agent fees (payable in connection with the PIPE Offerings) will be payable to LionTree;

•        if the trust account is liquidated, including in the event Isos is unable to complete an initial business combination within the required time period, the Sponsor and LionTree have agreed to indemnify Isos to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of prospective target businesses with which Isos has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Isos, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Isos’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Business Combination Agreement; and

•        George Barrios and Michelle Wilson, Isos’s Co-Chief Executive Officers, each of whom is currently a director of Isos, are expected to be directors of New Bowlero after the consummation of the Business Combination, in connection with which they may receive fees for their service as directors.

These interests may influence Isos’s officers and directors in making their recommendation with regard to Isos stockholders’ vote on the Proposals.

The exercise of Isos’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Isos’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Isos to agree to amend the Business Combination Agreement, to consent to certain actions taken by Bowlero or to waive rights that Isos is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Bowlero’s business or a request by Bowlero to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Isos’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Isos does not believe there will be any changes or waivers that Isos’s directors and executive officers would be likely to make after shareholder approval of the BCA Proposal has been obtained. While certain changes could be made without further shareholder approval, Isos will circulate a new or amended proxy statement/prospectus and resolicit Isos’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the BCA Proposal.

We and Bowlero will incur significant transaction and transition costs in connection with the Business Combination.

We and Bowlero have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Bowlero may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by out of the proceeds of the Business Combination or by New Bowlero following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Bowlero’s and/or New Bowlero’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Bowlero’s and New Bowlero’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect Bowlero’s and New Bowlero’s ability to retain and hire key personnel and other employees;

•        customers, suppliers, business partners and other parties with which Bowlero maintains business relationships may experience uncertainty about the future of these relationships in light of the Business Combination and seek alternative relationships with third parties, seek to alter their business relationships with New Bowlero or fail to extend an existing relationship with Bowlero to New Bowlero; and

•        Bowlero has expended and New Bowlero will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New Bowlero’s results of operations and cash available to fund its businesses.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Bowlero has identified all material issues or risks associated with Bowlero, its business or the industry in which it competes.

Furthermore, we cannot assure you that factors outside of Bowlero’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or the securities of New Bowlero. Additionally, we have no indemnification rights against Bowlero or Bowlero Stockholders under the Business Combination Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any shareholders or warrant holders of Isos who choose to remain stockholders or warrant holders in New Bowlero following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

You may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.

In contrast, Isos and Bowlero each have engaged a financial advisor (rather than underwriters) in connection with the Business Combination. The role of a financial advisor typically differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the public sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In connection with this proxy statement/prospectus, no parties other than Isos and Bowlero have conducted an investigation of the disclosure contained herein. In addition, as an unaffiliated investor, you will not be afforded the opportunity to perform your own due diligence investigation of, or otherwise obtain information on, Isos or Bowlero beyond the information that is contained in this proxy statement/prospectus (or is otherwise publicly available). You therefore may not have the benefit of the same level of review as an investor in an underwritten public offering, who has the benefit of the underwriters’ evaluation and due diligence investigation of the issuer.

The historical financial results of Bowlero and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Bowlero’s actual financial position or results of operations would have been.

The historical financial results of Bowlero included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone company during the periods presented or those New Bowlero will achieve in the future. This is primarily the result of the following factors: (i) New Bowlero will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New Bowlero’s capital structure will be different from that reflected in Bowlero’s historical financial statements. New Bowlero’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New Bowlero’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to, Isos being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Bowlero on the Closing Date and the number of Isos Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Bowlero’s future operating or financial performance and New Bowlero’s actual financial condition and results of operations may vary materially from New Bowlero’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Bowlero and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Bowlero’s common stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Bowlero. We and certain investors, the Bowlero Stockholders, and directors and officers of Bowlero and its affiliates will become stockholders of New Bowlero. We will depend on Bowlero for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to New Bowlero’s common stock. The financial condition and operating requirements of Bowlero may limit our ability to obtain cash from Bowlero. The earnings from, or other available assets of, Bowlero may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Bowlero’s common stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the Business Combination.

The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, LionTree, the existing stockholders of Bowlero or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Isos’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, LionTree, the existing stockholders of Bowlero or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) our net tangible assets (as determined in accordance with Rule 3a51(g) (1) of the Exchange Act) being at least $5,000,001. The purpose of such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders or shareholders for approval in connection with our initial business combination.

Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed the Business Combination within the required time period, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, Isos files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty or having acted in bad faith, thereby exposing it and us to claims of damages. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we enter into an insolvency proceeding, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Upon consummation of the Business Combination, Isos’s public shareholders will experience dilution as a consequence of, among other transactions, the issuance of New Bowlero common stock as consideration in the Business Combination and in connection with the Common PIPE Offering. Isos’s public shareholders may be further diluted due to, among other things, issuances of equity pursuant to the exercise of options or under the Equity Incentive Plan, conversion of the New Bowlero preferred stock being issued in the Convertible PIPE Offering, or the issuance of Earnout Shares to Bowlero Stockholders and vesting of earnout shares held by the Sponsor and LionTree as a result of certain share price triggers being achieved.

The issuance of a significant number of New Bowlero common stock to Bowlero Stockholders in the Business Combination and in connection with the Common PIPE Offering will dilute the equity interest of existing Isos shareholders and may adversely affect prevailing market prices for New Bowlero common stock and/or warrants.

In addition, future issuances of New Bowlero common stock, including under the Equity Incentive Plan, pursuant to the exercise of Bowlero options (assuming all of the option holders elect to have their options converted into New Bowlero options in connection with the Business Combination), or the vesting of any Earn-Out Shares or earnout shares held by the Sponsor and LionTree, would dilute current stockholders’ ownership percentage. Any such issuance could have a material adverse effect on the price of the New Bowlero Class A common stock. As of the date of this proxy statement/prospectus, assuming the consummation of the Business Combination and no exercise of Bowlero options prior to or in connection with the Business Combination, New Bowlero would have outstanding options exercisable for 32,566,697 additional shares of New Bowlero common stock, with an aggregate exercise price of $190.1 million, amounting to approximately 15.7% of the issued and outstanding shares assuming a $10.00 share price, no vesting of any Earn-Out Shares and the other assumptions set forth in the section entitled “Summary of the Proxy Statement Prospectus — Ownership of New Bowlero following the Business Combination.” In addition, upon consummation of the Business Combination, there will be a maximum of 31,562,770 shares of New Bowlero common stock available for issuance, assuming no redemptions and no vesting of any Earn-Out Shares, and without giving effect to any evergreen provisions under the Equity Incentive Plan of ESPP, amounting to approximately 18% of the total number of shares of New Bowlero common stock issued and outstanding immediately upon Closing.

In addition, Isos public shareholders who redeem their Isos ordinary shares in connection with the Business Combination will receive New Bowlero warrants in exchange for Isos warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Isos warrants. Assuming (i) all redeeming Isos public shareholders acquired Isos units in the IPO and continued to hold all the Isos warrants that were included in the Isos units, and (ii) maximum redemption of the Isos ordinary shares held by the redeeming Isos public shareholders, 2,665,964 Isos warrants would be retained by redeeming Isos shareholders (and exchanged for an equal number of New Bowlero warrants), with an aggregate value of approximately $4.5 million, based on the closing price of $1.70 of the Isos warrants as of November 12, 2021. As a result, the redeeming Isos shareholders would recoup their entire investment and hold New Bowlero warrants with an aggregate market value of approximately $4.5 million. In the event the non-redeeming holders exercise such Isos warrants, non-redeeming Isos shareholders would suffer additional dilution in their percentage ownership and voting interest of New Bowlero.

For more, see “Summary of the Proxy Statement Prospectus — Ownership of New Bowlero following the Business Combination.”

Even if the Business Combination is consummated, the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company and Isos. The Warrant Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the Warrant Agreement set forth in the IPO Prospectus, but requires the approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the number of the then-outstanding private placement warrants.

Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New Bowlero common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New Bowlero Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor, LionTree or their permitted transferees.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of New Bowlero Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of New Bowlero Class A common stock determined based on the redemption date and the fair market value of New Bowlero Class A common stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 New Bowlero Class A common shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Following the Business Combination, New Bowlero currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Bowlero Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

NYSE may not list New Bowlero’s securities on its exchange, which could limit investors’ ability to make transactions in New Bowlero’s securities and subject New Bowlero to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of securities on the NYSE, we will be required to demonstrate New Bowlero’s compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements. We will apply to have New Bowlero’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if New Bowlero’s securities are listed on the NYSE, New Bowlero may be unable to maintain the listing of its securities in the future.

If New Bowlero fails to meet the initial listing requirements and the NYSE does not list its securities on its exchange, Bowlero would not be required to consummate the Business Combination. In the event that Bowlero elected to waive this condition, and the Business Combination was consummated without New Bowlero’s securities being listed on the NYSE or on another national securities exchange, New Bowlero could face significant material adverse consequences, including:

•        a limited availability of market quotations for New Bowlero’s securities;

•        reduced liquidity for New Bowlero’s securities;

•        a determination that New Bowlero common stock is a “penny stock” which will require brokers trading in New Bowlero common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Bowlero’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Bowlero’s securities are not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Our outstanding warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our securities.

We account for our outstanding warrants as derivative warrant liabilities. At each reporting period, (1) the accounting treatment of the outstanding warrants will be re-evaluated for proper accounting treatment as a liability or equity, and (2) the fair value of the liability of the public warrants and private placement warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities.

Additional Risks Related to Ownership of New Bowlero Common Stock Following the Business Combination and New Bowlero Operating as a Public Company

The price of New Bowlero’s common stock and warrants may be volatile.

Upon consummation of the Business Combination, the price of New Bowlero’s common stock, as well as New Bowlero’s warrants, may fluctuate due to a variety of factors, including:

•        developments involving New Bowlero’s competitors;

•        changes in laws and regulations affecting its business;

•        variations in its operating performance and the performance of its competitors in general;

•        actual or anticipated fluctuations in New Bowlero’s quarterly or annual operating results;

•        publication of research reports by securities analysts about New Bowlero or its competitors or its industry;

•        the public’s reaction to New Bowlero’s press releases, its other public announcements and its filings with the SEC;

•        actions by stockholders, including the sale by PIPE Investors of any of their securities;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving New Bowlero;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of New Bowlero common stock available for public sale; and

•        general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Bowlero common stock and warrants regardless of the operating performance of New Bowlero.

New Bowlero does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New Bowlero currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Bowlero Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

If analysts do not publish research about New Bowlero’ business or if they publish inaccurate or unfavorable research, New Bowlero’s stock price and trading volume could decline.

The trading market for New Bowlero common stock will depend in part on the research and reports that analysts publish about its business. New Bowlero does not have any control over these analysts. If one or more of the analysts who cover New Bowlero downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of New Bowlero’s common stock could decline. If few analysts cover New Bowlero, the demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering New Bowlero in the future or fail to publish reports on it regularly.

New Bowlero may be subject to securities litigation, which is expensive and could divert management attention.

The market price of New Bowlero’s common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Bowlero may be the target of this type of litigation in the future. Securities litigation against New Bowlero could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of New Bowlero’s common stock after the consummation of the Business Combination may cause the market price of New Bowlero’s securities to drop significantly, even if New Bowlero’s business is performing well.

In connection with the Business Combination, Bowlero Stockholders and certain of Bowlero’s officers (the “Bowlero Lock-up Parties”) entered into a lock-up agreement pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of New Bowlero common stock held immediately following the Closing and (ii) any of their shares of New Bowlero common stock that result from converting securities held immediately following the Closing (the “Lock-up Shares”). Such restrictions begin at Closing and end on the date that is the earlier of (i) 180 days after the Closing, and (ii) the first date on which the last reported sale price of New Bowlero’s Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period (provided if such date occurs prior to 90 days after Closing, it shall be deemed to have occurred on the 90th day after the Closing).

The Sponsor and LionTree are subject to a lock-up pursuant to the Sponsor Support Agreement dated July 1, 2021, by and among Isos, the Sponsor, LionTree and the other parties thereto, pursuant to which the Sponsor and LionTree are subject to a lock-up ending on the one year anniversary of the Closing.

However, following the expiration of the applicable lock-ups, the Sponsor, LionTree and the Bowlero Lock-up Parties will not be restricted from selling shares of New Bowlero’s common stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their New Bowlero securities following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of New Bowlero’s common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Bowlero’s Class A common stock. Upon completion of the Business Combination, the Sponsor, LionTree and the Bowlero Lock-up Parties will collectively beneficially own more than 80% of the outstanding shares of New Bowlero’s common stock, assuming that no public shareholders redeem their public shares in connection with the Business Combination.

The shares held by the Sponsor, LionTree and the Lock-up Parties may be sold after the expiration of their applicable lock-up periods. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Bowlero’s price or securities or the market price of New Bowlero Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Bowlero’s business operations.

As a public company, New Bowlero will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, New Bowlero will incur significant legal, accounting and other expenses that Bowlero did not previously incur since Bowlero has had significant deficiencies and material weaknesses in internal controls over financial reporting. New Bowlero’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in New Bowlero incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for New Bowlero to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for New Bowlero to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Bowlero is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Bowlero as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Bowlero after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Bowlero’s Class A common stock. Additionally, once New Bowlero is no longer an emerging growth company, it will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Delaware law and New Bowlero’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Bowlero common stock, and therefore depress the trading price of New Bowlero’s Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of New Bowlero Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•        shares of New Bowlero Class B common stock will have 10 votes per share, while shares of New Bowlero Class A common stock will have one vote per share;

•        the ability of the New Bowlero Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        providing for the removal of directors only upon the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders;

•        the limitation of the liability of, and the indemnification of, the directors and officers of New Bowlero;

•        empowering only New Bowlero Board to fill any vacancy on New Bowlero Board whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•        prohibiting stockholders to act by written consent if the New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders;

•        to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if the New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders;

•        the ability of New Bowlero Board to amend the bylaws, which may allow New Bowlero Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to New Bowlero Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in New Bowlero Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Bowlero.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the DGCL, which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination if certain conditions are met.

Any issuance by us of preferred stock could delay or prevent a change in control of us. New Bowlero Board will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as Atairos and Mr. Shannon beneficially own at least a majority of the voting power of our outstanding common stock, Atairos and Mr. Shannon will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by Atairos and Mr. Shannon could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of Atairos or any affiliates of Atairos, or any of their respective officers, directors, agents, stockholders, members or partners, will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of Atairos will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Atairos, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Atairos. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by Atairos to itself or its affiliates instead of to us.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless New Bowlero otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) will be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of New Bowlero, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of New Bowlero to New Bowlero or any of the New Bowlero’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorpoiration or the Proposed Bylaws or (d) any action asserting a claim governed by the “internal affairs doctrine”. Notwithstanding the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any claims arising under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our certificate of incorporation. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

We cannot predict the impact that New Bowlero’s dual class structure may have on the stock price of New Bowlero’s Class A common stock.

We cannot predict whether New Bowlero’s dual class structure will result in a lower or more volatile market price of New Bowlero’s Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make shares of New Bowlero Class A common stock less attractive to other investors. As a result, the market price of shares of New Bowlero Class A common stock could be adversely affected.

The dual class structure of New Bowlero’s common stock, as well as board designation rights of Mr. Shannon and Atairos and consent rights of Atairos will have the effect of concentrating voting power with Mr. Shannon and Atairos, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of New Bowlero Class B common stock will have 10 votes per share, while shares of New Bowlero Class A common stock will have one vote per share. Upon the consummation of the Business Combination, Mr. Shannon will hold all of the issued and outstanding shares of New Bowlero Class B common stock. Accordingly, upon the consummation of the Business Combination, Mr. Shannon will, directly or indirectly, hold approximately 84.7% of the voting power of New Bowlero’s capital stock and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. So long as at least 18.1% of the outstanding of shares of New Bowlero Class B common stock remain outstanding, the holders of New Bowlero Class B common stock will be able to control the outcome of matters submitted to a stockholder vote requiring a majority vote. These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any Earnout Shares, (iii) Mr. Shannon receives 1,422,813 shares of New Bowlero Class B common stock as the stock portion of the transaction bonus, (iv) none of the New Bowlero preferred stock issued in the Preferred PIPE Offering or issued to Atairos pursuant to the Business Combination Agreement are converted into New Bowlero common stock, and (v) that an aggregate of 25,000,000 shares of New Bowlero Class A common stock are issued to the PIPE Investors pursuant to the Common PIPE Offering and the Forward Purchase Investors pursuant to the Forward Purchase Investment. If the actual facts are different from these assumptions, this percentage voting power retained by Isos’s existing shareholders in New Bowlero will be different.

In addition, pursuant to the Stockholders Agreement, Mr. Shannon and Atairos will have board designation rights and Atairos will also have certain consent rights. See “— Following the completion of the Business Combination, Bowlero’s founder and Chief Executive Officer and Atairos will have certain board nomination rights that will enable them to exercise substantial control over all corporate actions, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

Mr. Shannon and Atairos may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Bowlero, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Bowlero, and might ultimately affect the market price of shares of New Bowlero Class A common stock.

Following the completion of the Business Combination, Bowlero’s founder and Chief Executive Officer will control a significant percentage of our voting power and will be able to exert significant control over the direction of our business.

Immediately following the Business Combination, Thomas F. Shannon, our founder, Chief Executive Officer and director will hold shares of New Bowlero Class B common stock that will entitle him to 10 votes per share of New Bowlero Class B common stock, which we estimate will provide him with approximately 84.7% of the voting power of New Bowlero immediately after the Business Combination despite holding only 35.6% of the total shares of New Bowlero common stock. These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any Earnout Shares, (iii) Mr. Shannon receives 1,422,813 shares of New Bowlero Class B common stock as the stock portion of the transaction bonus, (iv) none of the New Bowlero preferred stock issued in the Preferred PIPE Offering or issued to Atairos pursuant to the Business Combination Agreement are converted into New Bowlero common stock, and (v) that an aggregate of 25,000,000 shares of New Bowlero Class A common stock are issued to the PIPE Investors pursuant to the Common PIPE Offering and the Forward Purchase Investors pursuant to the Forward Purchase Investment. Accordingly, for so long as Mr. Shannon continues to control a significant percentage of the voting power of New Bowlero, he will be able to significantly influence the composition of New Bowlero Board and management and the approval of actions requiring stockholder approval. The concentration of ownership could also deprive you of an opportunity to receive a premium for your shares of New Bowlero Class A common stock as part of a sale of us and ultimately might affect the market price of New Bowlero Class A common stock.

Following the completion of the Business Combination, our founder and Chief Executive Officer and Atairos will have certain board nomination rights that will enable them to exercise substantial control over all corporate actions, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into a Stockholders Agreement with Atairos and TS, which Mr. Shannon controls, which will become effective upon consummation of the Business Combination. Pursuant to the terms of the Stockholders Agreement, each of Atairos and TS will have the right to designate nominees for election to the New Bowlero Board following the Business Combination at any meeting of its stockholders. The number of nominees that each of Atairos and TS will be entitled to nominate pursuant to the Stockholders Agreement is dependent on their respective beneficial ownership of the New Bowlero Class A common stock and the New Bowlero Class B common stock. For so long as Atairos and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and the New Bowlero Class B common stock, Atairos will be entitled to designate three directors to the New Bowlero Board and (ii) less than 15% but at least 5%, Atairos will be entitled to designate one director to the New Bowlero Board. For so long as TS and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and the New Bowlero Class B common stock, TS will be entitled to designate three directors to the New Bowlero Board and (ii) less than 15% but at least 5%, TS will be entitled to designate one director to the New Bowlero Board.

In addition, the Stockholders Agreement will grant to Atairos special governance rights for so long as Atairos and its affiliates collectively maintain beneficial ownership of at least 15% of the combined New Bowlero Class A common stock and the New Bowlero Class B common stock, including, but not limited to, rights of approval over certain strategic transactions such as mergers or other similar transactions in significance that is above 15% of the total enterprise value of New Bowlero, joint ventures involving investment or contribution in excess of 15% of the total enterprise value of New Bowlero, incurring indebtedness above a certain threshold, increasing the size of the board of directors, and issuing capital stock representing more than 15% of the outstanding common stock or creating a capital stock that is senior to the common stock.

Accordingly, for so long as Atairos and Mr. Shannon continue to control a significant percentage of the voting power of New Bowlero, they will be able to significantly influence the composition of New Bowlero Board and management and the approval of actions requiring stockholder approval. The concentration of ownership could also deprive you of an opportunity to receive a premium for your shares of New Bowlero Class A common stock as part of a sale of us and ultimately might affect the market price of New Bowlero Class A common stock.

We will be a “controlled company” within the meaning of the rules of the NYSE and the rules of the SEC. As a result, we will qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies.

Immediately following the completion of the Business Combination, Thomas F. Shannon, our founder, Chief Executive Officer and director will control a majority of the voting power of New Bowlero. As a result, New Bowlero will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of New Bowlero Board consist of “independent directors” as defined under the rules of the NYSE;

•        the requirement that New Bowlero have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that New Bowlero have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the completion of the Business Combination, New Bowlero does not intend to utilize any of these exemptions. However, New Bowlero will be able to utilize any of these exemptions at its discretion for so long as it is a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of Isos Class A ordinary shares and warrants.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of Isos Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication.

A U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) Isos Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) Isos Class A ordinary shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its Isos Class A ordinary shares for New Bowlero Class A common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Isos Class A ordinary shares held directly by such U.S. Holder. A U.S. Shareholder will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the Isos Class A ordinary shares held directly by such U.S. Holder.

As discussed more fully under “U.S. Federal Income Tax Considerations — PFIC Considerations,” if Isos were to be treated as a PFIC for U.S. federal income tax purposes, certain U.S. Holders may be subject to adverse tax consequences as a result of the Domestication. However, provided that the Domestication is completed in Isos’s current taxable year and the IRS respects the election that will be made with respect to Isos’s current taxable year, Isos believes that it will not be classified as a PFIC for such taxable year because it will qualify in such tax year for the “start-up exception.” The applicability of the start-up exception is subject to substantial uncertainty and U.S. Holders are urged to consult with their own tax advisors in this regard.

Upon consummation of the Business Combination, the rights of holders of New Bowlero common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of Isos A ordinary shares arising under the Cayman Islands Companies Act as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New Bowlero common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Act and, therefore, some rights of holders of New Bowlero common stock could differ from the rights that holders of Isos Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that New Bowlero becomes involved in costly litigation, which could have a material adverse effect on New Bowlero.

In addition, there are differences between the new organizational documents of New Bowlero and the current constitutional documents of Isos. For a more detailed description of the rights of holders of New Bowlero common stock and how they may differ from the rights of holders of Isos Class A ordinary shares, please see “Comparison of Corporate Governance and Stockholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Bowlero are attached as Annexes B and C, respectively, to this proxy statement/prospectus and we urge you to read them.

Risks Related to the Redemption

There is no guarantee that an Isos stockholder’s decision whether to redeem their shares for a pro rata portion of the trust account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell his, her or its public shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than an Isos stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if an Isos public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Bowlero common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Isos stockholders are urged to consult with their own tax and/or financial advisors for assistance on how this may affect their individual situation.

If Isos stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using DTC’s DWAC System, to Isos’s transfer agent prior to the vote at the extraordinary general meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with Bowlero is consummated, Isos will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section titled “Extraordinary General Meeting of Isos Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Your inability to redeem any such excess public shares could result in you suffering a material loss on your investment in Isos if you sell such excess public shares in open market transactions. Isos cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price.

However, Isos’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the BCA Proposal is not restricted by this limitation on redemption.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Bowlero by March 5, 2023 and are unable to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues in the U.S. and, while the extent of the impact of the outbreak on Isos will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of infectious diseases) may negatively impact the business of New Bowlero following the Business Combination.

If Isos is not able to complete the Business Combination with Bowlero by March 5, 2023, and are unable to complete another business combination by such date, in each case, as such date may be extended pursuant to Isos’s Cayman Constitutional Documents, Isos will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Isos’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (i) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (iii) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by March 5, 2023 or (iv) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (v) the redemption of the public shares if we have not completed an initial business combination by March 5, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If we have not completed our initial business combination, our public shareholders may be forced to wait until after March 5, 2023 before redemption from the trust account.

If we have not completed our initial business combination by March 5, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

Isos is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of Bowlero becoming a wholly-owned subsidiary of Isos. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Isos has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Isos is a blank check company that was incorporated in Cayman Islands on December 29, 2020, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On March 5, 2021, Isos consummated its IPO of 22,500,000 Isos Units at an offering price of $10.00 per unit, with each Isos Unit consisting of one Isos Class A Ordinary Share and one-third of one Isos Warrant, resulting in gross proceeds of $225.0 million (before underwriting discounts and commissions and offering expenses).

Prior to the consummation of the IPO, the Sponsor and LionTree subscribed for 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. In March 2021, Isos effected a stock dividend resulting in the Sponsor and LionTree holding an aggregate of 6,468,750 Founder Shares. Simultaneously with the consummation of the IPO, Isos sold 5,000,000 Private Placement Warrants in a private placement transaction at a purchase price of $1.50 per Private Placement Warrant to the Sponsor and LionTree. As a result of this transaction and after giving effect to the exercise of the underwriters’ over-allotment option discussed below, Isos sold a total of 5,397,828 Private Placement Warrants to the Sponsor and LionTree, resulting in gross proceeds to Isos of $8,096,742. Each Private Placement Warrant sold in the private placement is identical to the warrants included in the Isos Units sold in the IPO, except that the Private Placement Warrants: (i) are not redeemable by Isos and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees.

On March 10, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 additional Isos Units.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination occurred on September 30, 2021. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 present pro forma effect to the Business Combination as if it had been completed on January 1, 2021.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Isos was derived from the unaudited financial statements of Isos as of and for the nine months ended September 30, 2021, included elsewhere in this proxy statement/prospectus. The historical financial information of Bowlero as of and for the nine months ended September 26, 2021 was derived from the unaudited financial statements of Bowlero for the quarter ended September 26, 2021 and the audited financial statements of Bowlero for the year ended June 27, 2021, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Isos’s and Bowlero’s unaudited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Isos” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On July 1, 2021, Isos entered into the Original Business Combination Agreement with Bowlero. Isos will change its jurisdiction of registration by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation registered under the laws of the State of Delaware (the “Domestication”). Concurrently with the Domestication, (i) Isos Class A ordinary shares and Isos Class B ordinary shares will automatically convert, on a one-for-one basis, into New Bowlero Class A common stock and (ii) Isos will file the certificate of designations of the New Bowlero preferred stock with the Secretary of State of Delaware for the designation and creation of the New Bowlero preferred stock.

Bowlero will merge with and into Isos, with Isos surviving the Merger. The aggregate consideration to be paid to the holders of Bowlero equity shall consist of (i) an amount of cash of $309,228 thousand, plus (ii) the Per Share Preferred Stock Cash Consideration (as defined in the Business Combination Agreement) plus (iii) 119,488,202 shares, including 62,392,209 shares of New Bowlero Class B common stock. In addition, immediately prior to the completion of the Business Combination, certain investors have agreed to subscribe for and purchase 15,000,000 shares of New Bowlero Class A common stock and 95,000 shares of New Bowlero preferred stock for an aggregate of $245,000 thousand in the PIPE Offerings. In addition, the Forward Purchase Investors have agreed to purchase 10,000,000 shares of New Bowlero Class A common stock and warrants to purchase 3,333,333 shares of New Bowlero Class A common stock at $11.50 per share, for an aggregate gross purchase price of $100,000 thousand in the Forward Purchase Investment.

In connection with the Business Combination, certain of Bowlero’s equity holders will receive 20,750,000 earnout shares (the “Bowlero Earnout Consideration”) contingent upon achieving certain market share price milestones within a period of 60 months post Business Combination. None of the earnout shares shall be issued if the set milestones are not reached. The Bowlero Earnout Consideration will be deemed to have been earned in the event of a change of control if the change of control occurs within a period of 60 months post Business Combination if certain conditions are met.

In connection with the Business Combination, an aggregate of 1,611,278 shares of Isos Class B ordinary shares (which will be converted into shares of New Bowlero Class A common stock in connection with the Domestication) and 1,619,348 warrants currently held by the Sponsor and LionTree (the “Sponsor Earnout Consideration”) are subject to forfeiture if the set milestones are not reached within a period of 60 months post Business Combination. 805,639 Isos Class B ordinary shares currently held by the Sponsor and LionTree are subject to forfeiture and will be transferred to Bowlero Stockholders upon the Closing, and an additional 1,340,012 Isos Class B ordinary shares are subject to forfeiture and will be transferred to Bowlero Stockholders upon the Closing if the maximum number of redemptions occurs.

The following table summarizes the pro forma number of shares of New Bowlero Class A and Class B common stock outstanding following the consummation of the Business Combination, the PIPE Offerings and the Forward Purchase Investments under two separate scenarios, discussed further in the sections below, excluding the potential dilutive effect of the exercise or vesting of warrants, stock-based compensation, Bowlero Earnout Consideration, and Sponsor Earnout Consideration:

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Bowlero – shares of common stock transferred at Closing	119,488,202	68.1%	128,812,014	73.5%
Isos Public Shares	25,483,700	14.5%	17,499,900	10.0%
Shares held by Sponsor and LionTree(1)	3,954,009	2.3%	2,613,997	1.5%
Management bonus shares	1,422,812	0.8%	1,422,812	0.8%
PIPE Offerings and Forward Purchase Investment	25,000,000	14.3%	25,000,000	14.3%
Pro Forma common stock outstanding at September 30, 2021	175,348,723	100%	175,348,723	100%

____________

(1)      The number of shares exclude an aggregate of 805,639 and 2,145,651 shares of common stock being transferred to Bowlero Stockholders at Closing under the “no redemptions” and “maximum redemptions” scenarios, respectively, and exclude an aggregate of 1,611,278 shares subject to the earnout shares provision.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Isos will acquire all of the outstanding equity interests of Bowlero in the Business Combination, Isos will be treated as the “acquired” company and Bowlero will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Bowlero issuing stock for the net assets of Isos, accompanied by a recapitalization. The net assets of Isos will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Bowlero.

Bowlero has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:

•        Bowlero’s existing stockholders will have the greatest voting interest in the Post-Combination Company;

•        Bowlero’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

•        Bowlero will comprise the ongoing operations of the Post-Combination Company;

•        Bowlero’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than Isos’; and

•        Bowlero’s existing senior management will be the senior management of the Post-Combination Company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Isos Class A ordinary shares:

•        Assuming No Redemptions:    This presentation assumes that no Public Stockholders of Isos will exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemptions:    This presentation assumes that stockholders holding 7,983,800 shares of Isos Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the trust account. The Business Combination Agreement provides that consummating the Business Combination is conditioned on Isos having a minimum of $520,000 thousand of cash on hand (which is inclusive of the proceeds from the PIPE Offerings and the Forward Purchase Investment) whether in or outside the trust account after giving effect to Isos share redemptions. As Isos has received commitments in the PIPE Offerings and pursuant to the Forward Purchase Contract for an aggregate of $345,000 thousand and the trust account had balances of approximately $254,838 thousand, the maximum redemption scenario assumes all shares of Isos Class A ordinary shares held by the Public Stockholders, except those required to retain $520,000 thousand in the trust account. This scenario gives effect to Public Share redemptions of 7,983,800 Isos Class A ordinary shares for aggregate redemption payments of $79,838 thousand using a per share redemption price of $10.00 per share.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 are based on the unaudited historical financial statements of Isos and Bowlero. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2021
(in thousands, except share and per share data)

			Assuming No Redemptions			Assuming Maximum Redemptions
			As of September 30, 2021			As of September 30, 2021
	Bowlero (Historical)	Isos (Historical)	Transaction Accounting		Pro Forma Combined	Transaction Accounting		Pro Forma Combined
ASSETS
Cash	$122,062	$1,216	$(188,413)	(A)	$141,750	$(188,413)	(A)	$141,750
			150,000	(B)		150,000	(B)
			254,845	(C)		254,845	(C)
			100,000	(D)		100,000	(D)
			(80,022)	(E)		(80,022)	(E)
			95,000	(F)		95,000	(F)
			(3,710)	(H)		(3,710)	(H)
			(309,228)	(K)		(229,390)	(L)
						(79,838)	(L)

Accounts receivable	3,429	0			3,429			3,429
Inventory	9,475	0			9,475			9,475
Prepaid expenses	10,392	205			10,597			10,597
Assets held for sale	14,232	0			14,232			14,232
Total current assets	159,590	1,421	18,472		179,484	18,472		179,484
Marketable securities held in Trust Account	0	254,845	(254,845)	(C)	0	(254,845)	(C)	0
Other assets	42,554	79			42,633			42,633
Forward purchase agreement	0	0			0			0
Investments in joint venture	1,310	0			1,310			1,310
Deferred tax assets	0	0			0			0
Goodwill	736,062	0			736,062			736,062
Property and equipment, net	485,092	0			485,092			485,092
Property and equipment under cap lease, net	281,080	0			281,080			281,080
Intangible assets, net	98,559	0			98,559			98,559
TOTAL ASSETS	$1,804,247	$256,346	$(236,373)		$1,824,220	$(236,373)		$1,824,220

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2021
(in thousands, except share and per share data) — (Continued)

			Assuming No Redemptions				Assuming Maximum Redemptions
			As of September 30, 2021				As of September 30, 2021
	Bowlero (Historical)	Isos (Historical)	Transaction Accounting			Pro Forma Combined	Transaction Accounting			Pro Forma Combined
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Accounts payable	$30,730	$0	$			$30,730	$			$30,730
Accrued expenses	59,611	221		(3,435)	(I)	56,397		(3,435)	(I)	56,397
Due to related party	0	1				1				1
Current portion of long-term debt	44,874	0				44,874				44,874
Current obligation under capital leases	0	0				0				0
Other current liabilities	9,590	0				9,590				9,590
Total current liabilities	144,805	222		(3,435)		141,592		(3,435)		141,592
Forward purchase agreement liability	0	4,225		(3,667)	(I)	558		(3,667)	(I)	558
Warrant liability	0	19,233		2,071	(D)	21,304		2,071	(D)	21,304
Deferred underwriting discount	0	8,919		(8,919)	(E)	0		(8,919)	(E)	0
Long-term debt	829,419	0		(45,000)	(A)	784,419		(45,000)	(A)	784,419
Long-term obligations under capital leases	376,641	0				376,641				376,641
Earnout liability	0	0		175,312	(G)	175,312		175,312	(G)	175,312
Other long-term liabilities	90,703	0				90,703				90,703
Deferred tax liabilities	14,185	0				14,185				14,185
Total liabilities	1,455,753	32,600		116,363		1,604,715		116,363		1,604,715

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2021
(in thousands, except share and per share data) — (Continued)

			Assuming No Redemptions			Assuming Maximum Redemptions
			As of September 30, 2021			As of September 30, 2021
	Bowlero (Historical)	Isos (Historical)	Transaction Accounting		Pro Forma Combined	Transaction Accounting		Pro Forma Combined
Temporary equity
Class A common stock subject to possible redemption	0	254,844	(254,844)	(M)	0	(79,838)	(L)	(0)
						(175,006)	(M)
Series A preferred stock – Bowlero	143,413	0	(143,413)	(A)	208,250	(143,413)	(A)	208,250
			95,000	(F)		95,000	(F)
			105,000	(J)		105,000	(J)
			8,250	(N)		8,250	(N)
Common stock– Bowlero	479,822	0	(479,822)	(M)	0	(479,822)	(M)	0

Stockholders’ equity
Common stock – Bowlero	1	0	(1)	(K)	0	(1)	(L)	0
Class A common stock	0	0	2	(B)	11	2	(B)	11
			1	(D)		1	(D)
			0	(E)		0	(E)
			6	(K)		6	(L)
			2	(M)		2	(L)
Class B common stock	0	1	(1)	(K)	(0)	(1)	(L)	(0)
Class B common stock – new	0	0	6	(K)	6	6	(L)	6
Additional paid-in capital	0	0	149,998	(B)	309,001	149,998	(B)	309,002
			99,999	(D)		99,999	(D)
			(2,071)	(D)		(2,071)	(D)
			(46,081)	(E)		(46,081)	(E)
			(175,312)	(G)		(175,312)	(G)
			(3,710)	(H)		(3,710)	(H)
			(310,161)	(K)		(230,325)	(L)
			479,822	(M)		479,822	(M)
			(105,000)	(J)		(105,000)	(J)
			254,841	(M)		175,006	(M)
			(25,074)	(I)		(25,074)	(I)
			(8,250)	(N)		(8,250)	(N)
Retained earnings (Accumulated deficit)	(267,344)	(31,099)	(25,022)	(E)	(290,918)	(25,022)	(E)	(290,918)
			923	(K)		923	(L)
			32,177	(I)		32,176	(I)
Accumulated other comprehensive loss	(7,398)	0			(7,398)			(7,398)
Total stockholders’ equity (deficit)	(274,741)	(31,098)	317,094		11,255	317,094		11,254
TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY	$1,804,247	$256,346	$(236,373)		$1,824,220	$(236,373)		$1,824,220

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands, except share and per share data)

(A)    Reflects $188,413 payments of cash to redeem Bowlero Preferred Stock at Original Issue Price of $1,000 per share plus accumulated and unpaid dividends for $143,413 and an estimated payment of approximately $45,000 to reduce long-term debt.

(B)    To record proceeds received from the Common PIPE Offering with the corresponding 15,000,000 shares of New Bowlero Class A common stock with a par value of $0.0001 per share at a price of $10.00 per share.

(C)    Represents the transfer of marketable securities held in the ISOS Trust to cash.

(D)    Reflects cash proceeds from the issuance in the Forward Purchase Contract to the Forward Purchase Investors with corresponding 10,000,000 shares of New Bowlero Class A common stock with a par value of $0.0001 per share at a price of $10.00 per share, and an adjustment to reflect the fair value of the Forward purchase agreement liability of $2,071. No adjustments are included in the statement of operations because any future movement in the warrants is unknown.

(E)    Reflects $80,022 in payments of estimated transactional related fees and expenses including legal, financial advisory, accounting and other professional fees. Payments include $8,919 for Isos’s existing deferred underwriting fee liability, $25,022 management bonuses reflected as an adjustment to Selling, General and Administrative expenses with the corresponding adjustment to accumulated deficit and $46,081 in transactional costs reflected as an adjustment to additional paid in capital.

(F)    Reflects proceeds received and corresponding issuance of 95,000 shares of New Bowlero preferred stock with a par value of $0.0001 per share at a price of $1,000.00 per share.

(G)    Represents the liability associated with the Earnout Consideration with the issuance of New Bowlero Class A common stock to be issued if the common stock trades above certain share price targets or if a change of control occurs prior to the end of the Earnout Period. The liability is accounted for under ASC 815 and the fair value of the Earnout Consideration was determined using a Monte Carlo Simulation model assuming a reference price of $10.00, a risk free rate of 0.90% and a volatility of 45%. The adjustment is recorded as a reduction of Additional paid-in capital since it would be considered an equity transaction (deemed dividend) if the contingency is met. No adjustments are included in the statement of operations because any future movement in the Earnout is unknown.

(H)    Reflects $3,710 in cash payments related to an estimate of Bowlero vested stock options exercised.

(I)     Reflects $32,176 adjustment to accumulated deficit for corresponding adjustments to the condensed combined statements of operations for (a) $3,435 reduction of interest expense for debt payment, (b) reversal of $3,667 in unrealized loss on change in fair value of Forward Purchase Contract and (c) $25,074 in stock compensation expense.

(J)     Represents the conversion of Bowlero Common Stock having an aggregate value of $105,000 based on a price of $10.00 per share into 105,000 shares of New Bowlero preferred stock, each having an initial liquidation preference of $1,000.00.

(K)    In Scenario 1, which assumes no Isos stockholders exercise their redemption rights, the redeemable common stock would be transferred to permanent equity. Reflects the proceeds and conversion of shares of Isos ordinary shares into New Bowlero Class A Common Stock, on a 1-to-1 basis, upon consummation of the merger, excluding the impact of 805,639 sponsor shares transferred equally to existing Bowlero shareholders as merger consideration. In exchange for their equity interests, Bowlero investors will receive 112,956,514 shares of New Bowlero Class A common stock with a par value of $0.0001 per share and 62,392,209 shares of New Bowlero Class B common stock with a par value of $0.0001 per share, as well as the cash consideration to Bowlero stockholders of $309,228.

(L)    In Scenario 2, which assumes the same facts as described in Items A through J above, but also assumes the maximum number of shares are redeemed for cash by Isos stockholders, $79,838 would be paid to redeeming stockholders. The $79,838, or 7,983,800, shares of New Bowlero Class A common stock at a redemption price of $10.00 per share, represents the maximum redemption amount to ensure a minimum consolidated cash balance of $520,000, taking into account the $250,000 gross proceeds from the Common PIPE Offering and the Forward Purchase Investment, $254,838 held in the trust account and $95,000 gross proceeds from the Preferred PIPE Offering, but before giving effect to payments occurring at the Closing (including payment of estimated transaction expenses, payment of certain Bowlero indebtedness and payment of the cash portion of the merger consideration to the Bowlero stockholders). Reflects the proceeds and conversion of Isos ordinary shares into shares of New Bowlero Class A common stock, on a 1-to-1 basis, at the consummation of the merger, excluding the impact of 2,145,510 sponsor shares transferred equally to existing Bowlero shareholders as merger consideration. In exchange for equity interests in Bowlero, investors will receive 112,286,508 shares of New Bowlero Class A common stock with a par value of $0.0001 per share and 63,062,215 shares of New Bowlero Class B common stock with a par value of $0.0001 per share, as well as the cash consideration to Bowlero stockholders of $229,390.

(M)   Reflects the reclassification of $479,822 in Bowlero Common Stock subject to possible redemption to permanent equity. Accordingly, under Scenario 1, the $254,844 adjustment reflects a decrease in Isos Class A ordinary shares subject to possible redemption with a corresponding increase to New Bowlero Class A common stock and Additional paid-in capital; and under Scenario 2, the $175,006 adjustment after the $79,838 maximum redemption detailed in note (L) above reflects the decrease in Isos Class A ordinary shares subject to possible redemption with a corresponding increase to New Bowlero Class A common stock and additional paid-in capital.

(N)    Reflects the adjustment for dividends with New Bowlero preferred stock. Since the dividend is payment-in-kind, the amount of dividends not paid is added to the carrying amount of preferred stock in the pro forma condensed balance sheet.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2021
(in thousands, except share and per share data)

			Assuming No Redemptions and Maximum Redemptions
	For the Nine Months ended September 30, 2021		Transaction		For the Nine Months Ended September 30, 2021
	(1) Bowlero (Historical)	(1) Isos (Historical)	Accounting Adjustments		Pro Forma Combined
Revenue	$452,293	$0	$0		$452,293
Cost of Goods Sold	341,582	0	0		341,582
Gross profit	110,711	0	0		110,711

Selling, general and administrative expenses	70,830	1,261	25,074	(AA)	122,186
			25,022	(BB)

Income (loss) from operations	39,881	(1,261)	(50,096)		(11,475)

Other income (expense)
Interest income (expense)	(68,359)	7	3,435	(CC)	(64,917)
Asset impairment	(386)	0	0		(386)
Loss on disposal of assets	(65)	0	0		(65)
Income from joint venture	245	0	0		245
Management fee income	187	0	0		187
Warrant issuance costs	0	(639)	0		(639)
Unrealized gain (loss) on change in fair value of FPA	0	(3,667)	3,667	(DD)	0
Unrealized loss on change in fair value of warrants	0	(812)	0		(812)
Total other income (expense)	(68,378)	(5,110)	7,102		(66,386)

Loss before income taxes	(28,497)	(6,371)	(42,994)		(77,861)
Income tax expense (benefit)	(7,509)	0	0		(7,509)
Net loss	(20,988)	(6,371)	(42,994)		(70,352)
Preferred stock dividends	(6,280)	0	(1,970)	(EE)	(8,250)
Net loss attributable to common stockholders	(27,268)	(6,371)	(44,964)		(78,602)
			Assuming No Redemptions
Weighted average common stock shares outstanding – basic	5,911,428	6,182,395	175,348,723	(FF)
Net loss per share – basic	$(4.61)	$(1.03)	$(0.45)
			Assuming Maximum Redemptions
Weighted average common stock shares outstanding – diluted	5,911,428	6,182,395	175,348,723	(FF)
Net loss per share – diluted	$(4.61)	$(1.03)	$(0.45)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands, except share and per share data)

(AA) Represents an adjustment to record $25,074 in stock compensation expense associated with performance based equity awards granted under the Bowlero 2017 Stock Incentive Plan to certain members of management vesting with the occurrence of the merger. The fair value was determined with respect to the 1,008,580 options using Black-Scholes with interest rate of 1.68% and volatility of 58.3% and no dividend yield. For further details on the equity awards, see “The Merger — Interests of Executive Officers in the Merger.”

(BB) Represents an adjustment to record $25,022 in management bonuses.

(CC) Represents an adjustment to reduce interest expense by $3,435 for debt payment

(DD) Represents an adjustment to reverse $3,667 unrealized loss on change in fair value of the Forward Purchase Contract.

(EE)  Represents a net adjustment of $1,970 to increase Preferred stock dividends by eliminating $6,280 in dividends on Old Series A Preferred Stock redeemed at Close and to record $8,250 in dividends on New Bowlero Series A Preferred Stock. The dividend rate on the New Series A Preferred Stock is 5.5% and since the dividend on preferred stock is not payable unless declared by the board of directors of the New Bowlero, the dividend increases the carry value of preferred stock in the pro forma condensed balance sheet.

(FF)  The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Isos’ IPO occurred as of January 1, 2021. In addition, as the merger is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the merger for the entire period.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Bowlero has been determined to be the accounting acquirer, primarily due to the fact that Bowlero Stockholders will continue to control the Post-Combination Company. Under this method of accounting, although Isos will acquire all of the outstanding equity interests of Bowlero in the Business Combination, Isos will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Bowlero issuing stock for the net assets of Isos, accompanied by a recapitalization. The net assets of Isos will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Bowlero.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination, the PIPE Offerings and Forward Purchase Investment occurred on September 30, 2021. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 presents pro forma effect to the Business Combination and PIPE financing as if it had been completed on January 1, 2021.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•        Isos’ unaudited condensed balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement/prospectus; and

•        Bowlero’s unaudited condensed balance sheet as of September 26, 2021 and the related notes for the period ended September 26, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•        Isos’ unaudited condensed statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•        Bowlero’s unaudited condensed statement of operations for the nine months ended September 26, 2021 were derived from the unaudited statements of operations for the quarters ended September 26, 2021 and the audited statement of operations for the year ended June 27, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Isos Class A ordinary shares:

•        Assuming No Redemptions:    This presentation assumes that no Public Stockholders of Isos will exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemptions:    This presentation assumes that stockholders holding 7,983,800 shares of Isos Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the trust account. The Business Combination Agreement provides that consummating the Business Combination is conditioned on Isos having a minimum of $520,000 thousand of cash on hand (which is inclusive of the proceeds from the PIPE Offerings and the Forward Purchase Investment) whether in or outside the trust account after giving effect to Isos share redemptions. As Isos has received PIPE commitments and commitments of the Forward Purchase Contract of an aggregate of $345,000 thousand and the trust account had balances of approximately $254,845 thousand, the maximum redemption scenario assumes all shares of Isos Class A ordinary shares held by the Public Stockholders, except those required to retain $520,000 thousand in the trust account. This scenario gives effect to Public Share redemptions of 7,983,800 Isos Class A ordinary shares for aggregate redemption payments of $79,838 thousand using a per share redemption price of $10.00 per share.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Isos believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Isos believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of Isos and Bowlero.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are expected to have a continuing impact on the results of the Post-Combination Company.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Isos has elected not to present Management’s Adjustments and is only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the transaction under GAAP. Bowlero and Isos have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Post-Combination Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for cash of Isos Class A ordinary shares for the nine months ended September 30, 2021:

	For nine months ended September 30, 2021
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(78,602)	$(78,602)
Weighted average shares outstanding of common stock	175,348,723	175,348,723
Net loss per share (basic and diluted)	(0.45)	$(0.45)
Stockholders’ equity per share – basic and diluted	$0.06	$0.06

____________

(1)      For the purposes of calculating diluted earnings per share, it was assumed that all outstanding Post-Combination Company Warrants and warrants sold in the IPO and the private placement are exercised for common stock. However, since this results in anti-dilution, the effect of such exercise was not included in calculation of diluted loss per share.

EXTRAORDINARY GENERAL MEETING OF ISOS SHAREHOLDERS

General

Isos is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Isos Board for use at the Extraordinary General Meeting to be held on              , 2021 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Isos’s shareholders with information they need to know to be able to vote or direct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on              , at              Eastern Time. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of Isos, the physical location of the extraordinary general meeting shall be at the offices of Hughes Hubbard & Reed LLP, at One Battery Park Plaza, New York, NY 10004, or you or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting              and using a control number assigned by Continental Stock Transfer.

Purpose of the Isos Extraordinary General Meeting

At the extraordinary general meeting, Isos is asking holders of ordinary shares to:

•        consider and vote upon a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, by and among Isos and Bowlero, a copy of which is attached to this proxy statement/prospectus statement as Annex A, which provides for, among other things, the merger of Bowlero with and into Isos (the “Merger”), with Isos surviving the Merger, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•        consider and vote upon a proposal to approve by special resolution, the change of Isos’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

•        consider and vote upon the following separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between Isos’s Cayman Constitutional Documents and the Proposed Certificate of Incorporation and the Proposed Bylaws of Isos Acquisition Corporation (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the DGCL):

•        to authorize the change in the authorized capital stock of Isos from 300,000,000 Isos Class A ordinary shares, 20,000,000 Isos Class B ordinary shares, and 1,000,000 preference shares, par value $0.0001 per share, to 2,400,000,000 shares of capital stock of Isos, consisting of 2,000,000,000 shares of New Bowlero Class A common stock, 200,000,000 shares of New Bowlero Class B common stock, and 200,000,000 shares Bowlero Preferred Stock (“Organizational Documents Proposal 3A”);

•        to authorize the board of directors of Bowlero to issue any or all shares of Bowlero Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;

•        to authorize adopting Delaware as the exclusive forum for certain stockholder litigation;

•        to authorize electing not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders and, instead, be governed by a provision substantially similar to Section 203 of the DGCL;

•        to approve provisions providing that the affirmative vote of at least two-thirds of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors will be required for stockholders to adopt, amend, or repeal certain provisions of the Proposed Certificate of Incorporation or the Proposed Bylaws;

•        to approve provisions permitting the removal of a director only upon the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders;

•        to approve provisions entitling Holders of shares of New Bowlero Class A common stock to cast one vote per share of New Bowlero Class A common stock and holders of shares of New Bowlero Class B common stock to cast 10 votes per share of New Bowlero Class B common stock on each matter properly submitted to New Bowlero’s stockholders entitled to vote, as opposed to each Isos Class A ordinary share and Isos Class B ordinary share being entitled to one vote per share on each matter properly submitted to Isos’s shareholders entitled to vote; and

•        to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Isos Acquisition Corporation” to “Bowlero Corp.”, (ii) making Bowlero’s corporate existence perpetual, and (iii) removing certain provisions related to ISOS’s status as a blank check company that will no longer be applicable upon consummation of the Transactions, all of which Isos’s board of directors believes is necessary to adequately address the needs of Bowlero after the Transactions;

•        consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect nine directors, who, upon consummation of the Business Combination, will be the directors of New Bowlero (the “Director Election Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of the NYSE, the issuance of (a) New Bowlero Class A common stock and New Bowlero preferred stock to the PIPE Investors, (b) shares of New Bowlero common stock and New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) shares of New Bowlero Class A common stock to the Forward Purchase Contract investors (the “Stock Issuance Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution the Bowlero Corp. 2021 Omnibus Incentive Plan (the “Incentive Plan Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution the Bowlero Corp. Employee Stock Purchase Plan (the “ESPP Proposal”); and

•        consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Isos Board

The Isos Board believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Isos’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Isos’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on November 4, 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Isos’s warrants do not have voting rights. As of the close of business on the record date, there were 31,854,625 ordinary shares issued and outstanding, of which 25,483,700 were issued and outstanding public shares.

The Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

Quorum

A quorum of Isos shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 15,927,313 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Isos but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the Organizational Document Proposals will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The ESPP Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals are not approved, the ESPP Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Isos ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•        You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Isos Board “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•        You can attend the extraordinary general meeting and vote in person, or virtually and vote online. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Isos can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Isos shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Isos’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the extraordinary general meeting in person or virtually, revoke your proxy, and vote in person or online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali LLC, Isos’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing ISOS@info.morrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of Isos that all or a portion of its public shares be redeemed for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental, Isos’s transfer agent, that all or a portion of your public shares be redeemed for cash; and

•        deliver your public shares to Continental, Isos’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to              , Eastern Time, on              , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Immediately following the Domestication and the consummation of the Business Combination, New Bowlero shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Isos’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Isos’s transfer agent, its public shares will be redeemed for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, Isos’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Isos’s transfer agent return the shares (physically or electronically) to you.

Any corrected or changed written exercise of redemption rights must be received by Continental, Isos’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, Isos’s transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Isos cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither Isos’s shareholders nor Isos’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

Isos is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Isos and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Isos will bear the cost of the solicitation.

Isos has hired Morrow Sodali LLC to assist in the proxy solicitation process. Isos will pay that firm a fee of $35,000 plus disbursements. Such fee will be paid with non-trust account funds.

Isos will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Isos will reimburse them for their reasonable expenses.

THE BCA PROPOSAL

General

Holders of ordinary shares of Isos are being asked to approve and adopt the Business Combination Agreement and the Business Combination. Isos stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because Isos is holding a stockholder vote on the Business Combination, Isos may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Isos as of the record date at the extraordinary general meeting.

The Business Combination Agreement

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Isos or Bowlero. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement. Any defined terms used in this summary but not defined in this summary shall have the meanings set forth in the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that Isos, on the one hand, and Bowlero, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure letters exchanged by the parties in connection with signing the Business Combination Agreement. While Isos and Bowlero do not believe that these disclosure letters contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Isos or Bowlero, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Isos and Bowlero and are modified by the disclosure letters.

General; Structure of the Business Combination; Closing

Isos and Bowlero entered into the Original Business Combination Agreement on July 1, 2021 and on November 1, 2021, Isos and Bowlero amended the Original Business Combination Agreement, pursuant to which Isos and Bowlero will effect the Business Combination. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Business Combination, are summarized below. The amendment to the Original Business Combination Agreement was entered into to make certain changes to the forum selection provision of the certificate of incorporation of New Bowlero that will be effective upon consummation of the Business Combination.

Isos will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which Isos’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Following this domestication, the Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective at the effective time of the Merger (the “Effective Time”). The parties will hold the Closing on (a) the fifth business day following the satisfaction or waiver of the conditions described below (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or (b) such other date as agreed to by Isos and Bowlero in writing.

Conversion/Exchange of Securities

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time:

(a) Each share of Bowlero’s preferred stock, par value $0.0001 per share (the “Bowlero Preferred Stock”), issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by Bowlero as treasury stock, shares owned by Isos or dissenting shares) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Per Share Preferred Stock Cash Consideration. The “Per Share Preferred Stock Cash Consideration” is an amount in cash equal to the Series A Per Share Liquidation Preference as of the Effective Time. The “Series A Per Share Liquidation Preference” is defined in the certificate of incorporation of Bowlero.

(b) Each share of Bowlero’s common stock, par value $0.0001 per share (the “Bowlero Common Shares”), issued and outstanding as of immediately prior to the Effective Time (excluding shares owned by Bowlero as treasury stock, shares owned by Isos or dissenting shares) will be cancelled and converted into the right to receive:

(i) the contingent right to receive a number of Earnout Shares (as defined below);

(ii) (A) if the holder of such share of Bowlero Common Shares makes a proper and timely election in accordance with the Business Combination Agreement to receive cash (a “Cash Election”) with respect to such share of Bowlero Common Shares, which election has not been revoked pursuant to the Business Combination Agreement (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the “Per Share Cash Election Consideration”); provided, however, that if (w) the sum of the aggregate number of dissenting shares and the aggregate number of Cash Electing Shares, multiplied by (x) the Per Share Cash Election Consideration (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Election Consideration Cap, the amount of cash payable in respect of each Cash Electing Share shall be proportionally reduced and the holder of such Cash Electing Share will receive shares of Applicable New Bowlero common stock equal to the value of such reduced amount in lieu of cash based on a value of $10.0 per share of Applicable New Bowlero common stock; and

(B) if the holder of such share makes a proper election to receive shares of Applicable New Bowlero common Stock (a “Stock Election”) with respect to such share of Bowlero Common Shares, which election has not been revoked pursuant to Business Combination Agreement, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in the Business Combination Agreement, the Per Share Stock Consideration; and

(iii) the Per Share Forfeited Share Consideration.

Notwithstanding the foregoing, certain shares of Bowlero Common Shares held by A-B Parent LLC (“Atairos”) shall be converted, in the aggregate, into the right to receive a number of shares of Series A convertible preferred stock (the “New Bowlero preferred stock”) having an aggregate initial liquidation preference equal to $105,000,000.

“Applicable New Bowlero common Stock” is (i) with respect to Thomas F. Shannon and TS and its Affiliates, New Bowlero Class B Common Stock, and (ii) with respect to all other holders of Bowlero Common Shares, New Bowlero Class A Common Stock.

“Cash Election Consideration Cap” is the sum of (a) $289,000,000, plus (b) the amount, if any, by which (i) the Option Election Consideration Cap (as defined below) exceeds (ii) the aggregate Option Spread (as defined below) of the Cash Electing Options, minus (c) the product of (i) 95% multiplied by (ii) the Redemption Amount as such sum may be adjusted for any election made by Bowlero pursuant to the Business Combination Agreement.

“Company Outstanding Shares” is the total number of issued and outstanding shares of Bowlero Common Shares as of immediately prior to the Closing, plus the total number of shares of Bowlero Common Shares issuable upon the exercise of all Participating Company Options (as defined in the Business Combination Agreement) using the treasury method of accounting.

“Equity Value” is $1,601,053,751.89.

“New Bowlero Class A Common Stock” is the common stock of New Bowlero, $0.0001 par value per share, designated as Class A Common Stock in the Acquiror Certificate of Incorporation.

“New Bowlero Class B Common Stock” is the common stock of New Bowlero, $0.0001 par value per share, designated as Class B Common Stock in the Acquiror Certificate of Incorporation.

“Per Share Forfeited Share Consideration” is (a) with respect to each share of Bowlero Common Shares owned by Atairos as of immediately prior to the Effective Time, a number of shares of Applicable New Bowlero common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Bowlero Common Shares owned by Atairos, (b) with respect to each share of Bowlero Common Shares held by TS or Thomas F. Shannon as of immediately prior to the Effective Time, a number of shares of Applicable New Bowlero common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Bowlero Common Shares held by TS or Thomas F. Shannon as of immediately prior to the Effective Time; and (c) with respect to each share of Bowlero Common Shares held by any other Person, 0.

“Per Share Merger Consideration Value” is (a) the Equity Value divided by (b) the Company Outstanding Shares.

“Per Share Stock Consideration” is a number of shares of Applicable New Bowlero common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) ten (10).

“Redemption Amount” is an amount determined by Bowlero up to the amount, if any, by which the Closing Acquiror Cash (as defined in the Business Combination Agreement) is less than $600,000,000

“TS” is Cobalt Recreation LLC, a Delaware limited liability company.

(c) Each share of Bowlero Preferred Stock and Bowlero Common Shares held in the treasury of Bowlero and each share of Bowlero Common Shares held by Isos will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

(d) Each Participating Company Option shall have the opportunity to elect whether to receive cash or Applicable New Bowlero common Stock in exchange for such Participating Company Option or whether to have New Bowlero assume such Participating Company Option. At the Effective Time, each Participating Company Option that is outstanding immediately prior to the Effective Time and that will not be assumed by New Bowlero pursuant to the Business Combination Agreement (each a “Cancelled Option”) shall be cancelled in exchange for the right to receive (i) the contingent right to receive a number of Earnout Shares following the Closing and (ii) either (A) if the holder of the Cancelled Option elects to receive Cash (an “Option Cash Election” with respect to such Cancelled Option (each such Cancelled Option, a “Cash Electing Option”), an amount in cash for such Cash Electing Option, without interest, equal to the Option Spread with respect to such Cash Electing Option, except that if the aggregate Option Spread with respect to all Cash Electing Options exceeds the Option Election Consideration Cap, then the amount of cash payable with respect to such Cash Electing Option shall be reduced on a prorated basis, and the amount of such Option Spread that is not payable in cash due to such reduction shall be paid to such holder in a number of validly issued, fully paid and nonassessable shares of Applicable New Bowlero common Stock equal to (x) such amount that is not payable in cash divided by (y) $10; or (B) if the holder of the Cancelled Option elects to receive Applicable New Bowlero common Stock (an “Option Stock Election”) with respect to such Participating Company Option, or the holder thereof fails to make an Option Cash Election or Option Stock Election with respect to such Cancelled Option, a number of validly issued, fully paid and nonassessable shares of Applicable New Bowlero common Stock equal to (x) the Option Spread with respect to such Cancelled Option divided by (y) $10. Notwithstanding the foregoing, at the Effective Time, certain Company Options (as defined in the Business Combination Agreement) held by management of Bowlero will be cancelled without payment to the holder thereof.

“Option Election Consideration Cap” is (a) $20,000,000.00 minus (b) the product of (i) 5% multiplied by (ii) the Redemption Amount, as adjusted for any election made by Bowlero pursuant to the Business Combination Agreement; provided that if any Participating Company Options are exercised prior to the Closing, the dollar amount set forth in clause (a) shall be reduced in proportion to the total number of Bowlero Common Shares underlying such exercised Participating Company Options (calculated using the treasury method of accounting) relative to the total number of Bowlero Common Shares underlying all Participating Company Options outstanding on the date of the Business Combination Agreement (calculated using the treasury method of accounting), and the dollar amount set forth in clause (a) of the Cash Election Consideration Cap shall be increased by a corresponding dollar amount.

“Option Spread” is with respect to a Participating Company Option, the product of (a) the number of Bowlero Common Shares subject to such Participating Company Option immediately before the Effective Time multiplied by (b) the excess of (i) the Per Share Merger Consideration Value over (ii) the per share exercise price of such Participating Company Option.

(e) Each Participating Company Option that is outstanding immediately prior to the Effective Time for which the holder has elected to have assumed by New Bowlero, shall be assumed by New Bowlero and converted into an option to purchase shares of Applicable New Bowlero common Stock and the contingent right to receive a number of Earnout Shares following the Closing (with the number of shares of Applicable New Bowlero common Stock subject to the converted option equal to the number of shares underlying the Participating Company Option multiplied by the Per Share Stock Consideration and the per share exercise of the converted option adjusted in a manner that is intended to preserve the Option Spread of the Participating Company Option).

(f) Each share of Isos Class A ordinary shares issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of New Bowlero Class A Common Stock and each share of New Bowlero preferred stock issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of preferred stock of New Bowlero.

In addition to the foregoing consideration, Bowlero stockholders and holders of Participating Company Options shall be entitled to receive, as additional consideration, and without any action on behalf of Isos or its stockholders, additional shares of New Bowlero (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the fifth anniversary of the Closing (the “Earnout Period”): (a) 10,375,000 Earnout Shares, if the closing share price of New Bowlero Class A Common Stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period that occurs after the Closing Date and (b) 10,375,000 Earnout Shares, if the closing share price of New Bowlero Class A Common Stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period. During the Earnout Period, if New Bowlero experiences an Acceleration Event (as defined as defined in the Business Combination Agreement), then any Earnout Shares that have not been previously issued by New Bowlero (whether or not previously earned) to the Bowlero stockholders or have not been earned by the holders of Participating Company Options will be deemed earned and issued as of immediately prior to the Acceleration Event, unless, in the case of an Acceleration Event that is a Change of Control (as defined in the Business Combination Agreement), the value of the consideration to be received by the holders of Applicable New Bowlero common Stock in such Change of Control transaction is less than the applicable stock price thresholds described above. Except as otherwise agreed in writing by Bowlero or determined by the board of directors of New Bowlero, if any employee entitled to Earnout Shares other than Thomas F. Shannon or Brett I. Parker is not employed on the date the forgoing milestones are achieved, then the employee’s Earnout Shares will be forfeited and reallocated to (i) TS and Mr. Shannon, collectively, (ii) Atairos and (iii) Mr. Parker in accordance with the Business Combination Agreement. If the consideration received in such Acceleration Event is not solely cash, New Bowlero Board will determine the treatment of the Earnout Shares.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Bowlero are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any effect that has a material adverse effect on (i) the assets, business, liabilities, results of operations or financial condition of the Group Companies, taken as a whole; provided that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” (except in the case of clauses (a), (b), (d), (f) and (g) below, in each case, to the extent that such change disproportionately affects the Group Companies, taken as a whole, as compared to other similarly situated Persons operating in the indoor family entertainment center industry (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect)): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Bowlero operates, (c) the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Merger or the performance of the Business Combination Agreement, including the impact thereof on relationships, contractual or otherwise, with Bowlero’s customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.03, 4.04 or 4.11(b) of the Business Combination Agreement, and, to the extent related thereto, the condition in Section 9.02(a) of the Business Combination Agreement), (d) any change generally affecting any of the industries or markets in which Bowlero or its Subsidiaries operate or the economy as a whole, (e) the taking of any action required to be taken by the Business Combination Agreement, or failure to take any action prohibited by the Business Combination Agreement (other than Section 6.01 thereof or with the prior written consent of Isos) (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.03, 4.04 or 4.11(b) of the Business Combination Agreement, and, to the extent related thereto, the condition in Section 9.02(a) of the Business Combination Agreement), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), public health emergencies, government required shutdowns, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions (including any escalation thereof), including (i) large scale civil unrest, (ii) the engagement by the United States or such other countries in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (iii) the occurrence of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (h) any failure of Bowlero and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that this clause (h) shall not prevent or otherwise affect a determination that any effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such effect is not otherwise excluded from this definition of Company Material Adverse Effect), or (ii) the ability of TS, Atairos or any of the Group Companies to timely perform their obligations under the Business Combination Agreement or the other Transaction Documents to which such Person is a party or to consummate the Transactions.

Under the Business Combination Agreement, certain representations and warranties of Isos are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, an “Acquiror Material Adverse Effect” means any effect that has a material adverse effect on (i) the assets, business, liabilities, results of operations or financial condition of Isos; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect” (except in the case of clauses (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects Isos as compared to other similarly situated Persons operating in the industries in which Isos operates (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been an Acquiror Material Adverse Effect)): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Isos operates, (c) the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Merger or the performance of the Business Combination Agreement, including the impact thereof on relationships, contractual or otherwise, with the Isos’s customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Acquiror Material Adverse Effect” in the representations and warranties set forth in Section 5.03, 5.07, and 5.17(b) of the Business Combination Agreement, and, to the extent related thereto, the condition in Section 9.03(a) of the Business Combination Agreement), (d) any change generally affecting any of the industries or markets in which Isos operates or the economy as a whole, (e) the taking of any action required to be taken by this Agreement, or failure to take any action prohibited by the Business Combination Agreement (other than Section 7.02 of the

Business Combination Agreement, unless consented to by Bowlero) (provided that the exception in this clause (e) shall not be deemed to apply to references to “Acquiror Material Adverse Effect” in the representations and warranties set forth in Section 5.03, 5.07, and 5.17(b) of the Business Combination Agreement, and, to the extent related thereto, the condition in Section 9.03(a) of the Business Combination Agreement), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), public health emergencies, government required shutdowns, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions (including any escalation thereof), including (i) large scale civil unrest, (ii) the engagement by the United States or such other countries in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (iii) the occurrence of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (h) any failure of Isos to meet any projections, forecasts or budgets; provided that this clause (h) shall not prevent or otherwise affect a determination that any effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, an Acquiror Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Acquiror Material Adverse Effect), or (ii) the ability of Isos to timely perform its obligations under this Agreement or the other Transaction Documents to which it is a party or to consummate the Transactions.

Conditions to the Closing of the Business Combination

Conditions to Obligations of Isos and Bowlero to Consummate the Business Combination.    The obligations of Isos and Bowlero to consummate the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•        all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder relating to the Business Combination having expired or been terminated;

•        no statute, law, ordinance, treaty, code, rule, regulation or Governmental Order, in each case, of any Governmental Authority shall have been entered, enacted or promulgated following the date of the Business Combination Agreement enjoining or preventing the consummation of the transactions contemplated by the Business Combination Agreement;

•        Isos having completed, in accordance with the terms of the Business Combination Agreement and the Proxy Statement (as defined in the Business Combination Agreement), an offer to shareholders of Isos to have their Class A Common Stock in Isos redeemed for the consideration set forth in the Cayman Constitutional Documents;

•        after giving effect to any redemptions of Class A Common Stock in Isos, Isos having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a5-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon consummation of the Business Combination;

•        the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by Isos’s stockholders (the “Required Isos Stockholder Vote”);

•        the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by Bowlero Stockholders (the “Required Bowlero Stockholder Vote”);

•        the registration statement/proxy statement to be filed by Isos relating to the Business Combination Agreement and the Business Combination becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by the SEC and remaining in effect with respect to the registration statement/proxy statement to be filed by Isos relating to the Business Combination Agreement and the Business Combination, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•        Isos’s initial listing application with the New York Stock Exchange in connection with the Business Combination having been approved (subject to notice of issuance and the requirement to have a sufficient number of round lot holders);

•        the Acquiror Certificate of Incorporation, shall have been filed with the Secretary of State of the State of Delaware, and Isos shall have adopted the Acquiror Bylaws (each as defined in the Business Combination Agreement);

•        the Preferred COD (as defined in the Business Combination Agreement) shall have been filed with the Secretary of State of the State of Delaware; and

•        Bowlero and Isos shall have received the Tax Opinion (as defined in the Business Combination Agreement).

Conditions to Obligations of Isos to Consummate the Business Combination.    The obligations of Isos to consummate the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Isos:

•        Each of the representations and warranties of Bowlero contained in Section 4.01(a) (Corporate Organization of the Company; Subsidiaries), Section 4.02 (Due Authorization) and Section 4.14 (Brokers’ Fees) of the Business Combination Agreement, in each case, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time.

•        The representations and warranties of Bowlero contained in Section 4.18(a) (Absence of Changes) of the Business Combination Agreement shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time.

•        The representations and warranties of Bowlero contained in Section 4.05(a) and (b) (Capitalization) of the Business Combination Agreement shall be true and correct, other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

•        Each of the representations and warranties of Bowlero contained in the Business Combination Agreement (other than the representations and warranties of Bowlero described in Sections 9.02(a)(i), (ii) and (iii) of the Business Combination Agreement) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

•        The covenants of Bowlero to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

•        Bowlero shall have delivered to Isos a certificate signed by an officer of Bowlero, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement have been fulfilled.

•        No effect shall have occurred between the date of the Business Combination Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Conditions to Obligations of Bowlero to Consummate the Business Combination.    The obligations of Bowlero to consummate the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Bowlero:

•        Each of the representations and warranties of Isos contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization) and Section 5.12(d)(i) (Business Activities; Absence of Changes) of the Business Combination Agreement, in each case shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time.

•        The representations and warranties of Isos contained in Section 5.15(a) and (b)(Capitalization) of the Business Combination Agreement shall be true and correct, other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

•        Each of the representations and warranties of Isos contained in the Business Combination Agreement (other than the representations and warranties of Isos described in Section 9.03(a)(i) and (ii) of the Business Combination Agreement) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as if made anew at and as of that time, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

•        The covenants of Isos to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

•        Isos shall have delivered to Bowlero a certificate signed by an officer of Isos, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement have been fulfilled.

•        Isos shall, in respect of the Existing First Lien Credit Agreement, comply with the requirements of clause (b) of the definition of “Holdings Reorganization Transaction” (as set forth in the Existing First Lien Credit Agreement) in a manner reasonably satisfactory to Bowlero.

•        No effect shall have occurred between the date of the Business Combination Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

•        Bowlero shall have received written copies of irrevocable resignations from all of the directors and executive officers of Isos (other than any director who will become a member of New Bowlero Board or any executive officer who will be an executive officer of New Bowlero in accordance with the express terms of the Business Combination Agreement), in each case effective as of the Effective Time.

•        The Closing Acquiror Cash shall equal or exceed the Company’s Required Funds; provided, however, that in the event the Closing Acquiror Cash is less than the Company’s Required Funds, Bowlero shall have the right to elect to (i) waive this condition and (ii) reduce the Cash Election Consideration Cap by up to 100% of such shortfall.

•        Bowlero shall have received written evidence from Isos of the election of certain specified individuals to New Bowlero Board in accordance with Section 2.06 of the Business Combination Agreement and the appointment of certain specified individuals as the officers of New Bowlero.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by Bowlero and Isos relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement. Such representations and warranties of Bowlero relate to the following topics: company organization, good standing, corporate power and qualification; due authorization; subsidiaries; conflicts; governmental authorities and consents; capitalization; financial statements; undisclosed liabilities; litigation; compliance with laws; intellectual property; data security; material contracts; labor agreements and actions; employee compensation; employee benefit plans; tax matters; brokers or finders; insurance; real property; tittle to properties and assets; environmental matters; absence of changes; affiliate agreements; registration statement and proxy statement; takeover statutes and charter provisions; no outside reliance; and no additional representations or warranties.

Additionally, Isos made representations and warranties relating to the following topics: company organization, good standing, corporate power and qualification; due authorization; conflicts; litigation; compliance with laws; employee benefit plans; governmental authorities and consents; financial ability and trust account; tax matters;

brokers or finders; SEC filings; financial statements; business activities; absence of changes; registration statement and proxy statement; no outside reliance; capitalization; NYSE quotation; contracts; title to properties and assets; investment company act; affiliate agreements; takeover statutes and charter provisions; PIPE Offerings and Forward Purchase Contract; and no additional or representation or warranties.

Covenants of the Parties

Covenants of Bowlero

Bowlero made certain covenants under the Business Combination Agreement, including, among others, the following:

Bowlero has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), it will and will cause its subsidiaries to, except as expressly contemplated or permitted by the Business Combination Agreement, including the Disclosure Schedules, as consented to by Isos in writing or as required by Law (including COVID-19 Measures) to: (i) use commercially reasonable efforts to conduct and operate its business in the ordinary course, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of Bowlero and its subsidiaries and maintain the existing relations and goodwill of Bowlero and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Bowlero and its subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers, and (iv) use commercially reasonable efforts to maintain all insurance policies of Bowlero and its subsidiaries or substitutes therefor.

During the Interim Period, Bowlero has also agreed, and to cause its subsidiaries, except as expressly contemplated or permitted by the Business Combination Agreement, including the Disclosure Schedules, as consented to by Isos in writing or as required by Law (including COVID-19 Measures), not to:

•        Change or amend the certificate of incorporation, bylaws or other Governing Documents of any Group Company in any material respect;

•        Make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders or member, as applicable, of any of the Group Companies or make any other distribution in respect of any of the Group Companies’ capital stock or other equity interests, except dividends and distributions by a wholly-owned Subsidiary of Bowlero to Bowlero or another wholly-owned Subsidiary;

•        Effect any recapitalization, reclassification, combination, split or otherwise amend the terms of any shares or series of the Group Companies’ capital stock or equity interest, or effect other change in the capitalization of any of the Group Companies;

•        Authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or other equity interest or securities convertible into or exchangeable for shares of its capital stock or other equity interest, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock or other equity interest, or split, combine or reclassify any shares of its capital stock or other equity interest, other than (A) the issuance of shares upon the exercise of options outstanding as of the date of the Business Combination Agreement and (B) transactions among Bowlero and its wholly-owned Subsidiaries;

•        Except pursuant to Bowlero’s existing stock option plan, purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of any of the Group Companies;

•        Amend or modify any material term of (in a manner materially adverse to the Group Companies), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.11(a)(i) of the Business Combination Agreement (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.11(a)(i) of the Business

Combination Agreement), or under any Material Lease or Significant Capital Lease other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

•        Sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Group Companies, taken as a whole (including Company IP), except for (i) transactions solely among Bowlero and its wholly-owned Subsidiaries or among the wholly-owned Subsidiaries of Bowlero, (ii) dispositions of obsolete or worthless assets, (iii) sales of inventory in the ordinary course of business, (iv) transactions pursuant to any Contract existing as of the date of this Agreement, (v) sales, abandonment, lapses of assets or items or materials (in each case other than Company IP) in an amount not in excess of $10,000,000 individually and $50,000,000 in the aggregate, (vi) Permitted Liens, and (vii) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole;

•        With respect to Owned IP, in any transaction or series of transactions, distribute, pledge, assign, sell, lease, transfer, exclusively license, waive, grant immunities, transfer, convey, abandon (including by means of failing to maintain, protect, renew or enforce, or failing to pay applicable maintenance, renewal, registration, license, usage or other fees or other dues), permit to lapse, or expire or otherwise dispose of any Owned IP or any portion thereof, except in the ordinary course of business;

•        Adopt or enter into a plan of, or enter into effect a, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Group Companies (other than the Transactions);

•        Sell, assign, transfer, convey, lease or otherwise dispose of any tangible assets or properties of the Group Companies that have a fair market value of greater than $10,000,000 individually or $50,000,000 in the aggregate, including the Real Property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business, (ii) transactions among the Group Companies and their wholly-owned Subsidiaries or among their wholly-owned Subsidiaries, (iii) sales of inventory in the ordinary course of business or (iv) pursuant to Contracts in effect as of the date hereof;

•        Acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•        (i) Limit the right of any Group Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person, (ii) grant any exclusive or similar rights to any Person, or (iii) enter into, renew, amend, modify, terminate (excluding any expiration in accordance with its terms) or extend any other Contract of the type described in Section 4.11(a) of the Business Combination Agreement to which any Group Company is or would be a party or by which any Group Company may be bound, except, in each case, to the extent such action (A) is taken in the ordinary course of business or (B) is not materially adverse to any of the Group Companies;

•        (i) Make (other than on an originally filed Tax Return), change or rescind any material Tax election, (ii) change any annual Tax accounting period or any material method of Tax accounting, (iii) file any amended material Tax Return that could materially increase the Taxes payable by Bowlero or its Subsidiaries, (iv) settle, compromise, or abandon any claim, investigation, audit or controversy relating to a material amount of Taxes, or (v) enter into a closing agreement with respect to any material amount of Tax;

•        Take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

•        Enter into, renew or amend in any material respect any Company Affiliate Agreement (or any Contract that, if existing on the date hereof, would constitute a Company Affiliate Agreement);

•        Waive, release, compromise, settle or satisfy any pending or threatened material investigation, claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any Liability, other than in the ordinary course of business or that otherwise do not exceed $1,000,000 in the aggregate in amounts payable by any of the Group Companies in settlement or satisfaction thereof, after contribution from available insurance proceeds;

•        Incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $25,000,000 other than (x) solely between Bowlero and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, (y) amounts available in accordance with the terms of the revolving credit facility under the Existing First Lien Credit Agreement as of the date of this Agreement, and any refinancing thereof, or (z) capital leases in the ordinary course of business, provided that, in no event shall any such Indebtedness be subject to any material prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to any of the Group Companies the terms of or any agreement with respect to any such outstanding Indebtedness;

•        except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of the Business Combination Agreement or in the ordinary course of business with respect to individuals with annual base compensation of less than $250,000: (A) increase the compensation of any current or former employee, officer, individual independent contractor or director of Bowlero or any of its Subsidiaries; (B) increase the benefits payable to any current or former employee, officer, individual independent contractor, or director of Bowlero or any of its Subsidiaries; (C) grant, award or provide any bonus, severance, retention, change-in-control, equity or equity-based compensation, or similar benefit to any current or former employee, officer,

•        individual independent contractor, or director of Bowlero or any of its Subsidiaries; (D) accelerate the payment or vesting of any compensation or benefit payable to any current or former employee, officer, individual independent contractor, or director of Bowlero or any of its Subsidiaries; (E) terminate (other than for cause) or hire (other than to replace an employee who has resigned or been fired for cause) any employee, officer or independent contractor (that is an individual) of Bowlero or any of its Subsidiaries with annual base compensation equal to or greater than $250,000; or (F) establish, adopt, enter into, terminate or materially amend any Benefit Plan (other than offer letters and similar agreements that are terminable “at will” or for convenience and without the payment of severance or other material obligations); and

•        enter into any binding agreement to do any of the above actions prohibited under the Business Combination Agreement.

Bowlero acknowledges and agrees that neither Bowlero nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the trust account or distributions therefrom and agrees to not make and to release any claims in respect thereof.

Bowlero agrees to seek the Written Consent of the stockholders of Bowlero constituting the Company Stockholder Approval in favor of the approval and adoption of the Business Combination Agreement and the Merger and all other transactions contemplated by the Business Combination Agreement via written consent as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within three (3) Business Days after the Registration Statement becomes effective, but in the event Bowlero determines it is not able to obtain the Written Consent, Bowlero must call and hold a meeting of holders of shares of Bowlero for the purpose of voting solely upon the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty-five (25) days after the Registration Statement becomes effective.

The Board of Directors of Bowlero must recommend to the stockholders of Bowlero that they approve and adopt the Business Combination Agreement and approve the Merger and all other Transactions (the “Bowlero Board Recommendation”). Neither the Board of Directors of Bowlero nor any committee thereof may withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Isos the Bowlero Board Recommendation.

Bowlero will not adopt any stockholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Group Company would be or become subject, party or otherwise bound.

Bowlero acknowledges and agrees that it is aware, and that its Subsidiaries, directors and officers have been made aware, of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Bowlero agrees that it will not, and it will cause its Subsidiaries not to, purchase or sell any securities of Isos in violation of such Laws, or cause or encourage any Person to do the foregoing.

During the Interim Period, Bowlero will not take, and will direct its Affiliates and Representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than Isos, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Company Acquisition Proposal. Bowlero will, and will direct its Affiliates and Representatives to cease any and all existing discussions or negotiations with any Person conducted prior to the date of the Business Combination Agreement with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal.

At or prior to the Closing, at the election of Bowlero, the dollar amount set forth in clause (a) of the Cash Election Consideration Cap shall be increased by an amount specified by Bowlero not to exceed $30,000,000 with the prior written consent of (a) Isos (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) Atairos.

Covenants of Isos

Isos made certain covenants under the Business Combination Agreement, including, among others, the following:

After the Closing, New Bowlero agrees to indemnify and hold harmless each present and former director and officer of Isos, Bowlero and its subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any action, lawsuit, investigation or any other proceeding by or before any governmental authority, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person.

New Bowlero will maintain for a period of not less than six years from the Closing (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of the Group Companies’ or Isos’s former and current officers, directors and employees, no less favorable than as contemplated by the applicable governing documents prior to the Closing and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the Group Companies’ or Isos’s directors’ and officers’ liability insurance policies on terms not less favorable than the better of the terms of such current insurance coverage and terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on the NYSE, except that in no event will New Bowlero be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Group Companies or Isos for such insurance policy for the year ended December 31, 2020.

During the Interim Period, Isos has agreed, except as expressly contemplated or permitted by the Business Combination Agreement, including the Disclosure Schedules, as consented to by Bowlero in writing or as required by Law (including COVID-19 Measures), not to:

•        seek any approval from its Stockholders to change, modify or amend the Trust Agreement or the Acquiror Governing Documents or change, modify or amend the Trust Agreement or the Acquiror Governing Documents;

•        (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any Isos Class A common stock required by the Offer or as otherwise required by Acquiror’s Governing Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Isos;

•        (A) make (other than on an originally filed Tax Return), change or rescind any material Tax election, (B) change any annual Tax accounting period or any material method of Tax accounting, (C) file any amended material Tax Return that could materially increase the Taxes payable by Isos, (D) settle, compromise, or abandon any claim, investigation, audit or controversy relating to a material amount of Taxes, or (E) enter into a closing agreement with respect to any material amount of Tax;

•        take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

•        enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date of the Business Combination Agreement, would constitute an Acquiror Affiliate Agreement);

•        enter into any material Contract or amend or modify any term of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any material Contract to which Isos is a party (including placement agent agreements);

•        waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to any pending or threatened Action);

•        incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than Indebtedness that satisfies each of the following: (A) used solely for Isos’s (1) ordinary course administrative costs and expenses and transaction expenses incurred in connection with the Transactions (including performance under any Transaction Documents) in compliance with this Agreement and each other Transaction Document to which Isos is a party or (2) following consultation with Bowlero, non-ordinary course costs and expenses and transaction expenses, in each case, incurred in connection with the Transactions (including performance under any Transaction Documents) in compliance with (and not in breach of) this Agreement and each other Transaction Document to which Isos is a party; and (B) such Indebtedness is a loan made by the Sponsor or any of its Affiliates to Isos without interest or other fees, costs or expenses of Isos provided that, any such Indebtedness, in the aggregate, does not to exceed $1,500,000 (the “Acquiror Debt Limit”) and to the extent that such Indebtedness does exceed the Acquiror Debt Limit, the Sponsor shall, or shall cause its Affiliates to, forgive any such amount in excess of the Acquiror Debt Limit;

•        (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Isos or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the Transactions (including the transactions contemplated by the Forward Purchase Contract or the PIPE Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

•        except as contemplated by the Bowlero Corp. 2021 Omnibus Incentive Plan, (A) adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement or (B) hire any employee or any other individual to provide services to Isos or its subsidiaries following Closing;

•        (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Isos (other than the Transactions);

•        make any capital expenditures;

•        make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

•        enter into any new line of business outside of the business currently conducted by Isos as of the date of the Business Combination Agreement;

•        make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Isos and its assets and properties;

•        form any subsidiary; or

•        enter into any binding agreement or undertaking to do any of the above actions prohibited under the Business Combination Agreement.

During the Interim Period, Isos shall comply in all material respects with, and continue performing under, as applicable, the Acquiror Governing Documents, the Trust Agreement and all other material Contracts to which Acquiror may be a party.

If the Closing Acquiror Cash as of the anticipated Closing is reasonably expected to be less than the Company’s Required Funds, then Isos and its Representatives, in cooperation with Bowlero and its Representatives, shall be entitled to solicit and arrange for and enter into a subscription agreement for the purchase by third Persons of, additional shares of New Bowlero Class A common stock on the terms of the applicable Common PIPE Subscription Agreement in an aggregate amount such that the Closing Acquiror Cash is, at or immediately prior to the Closing, equal to the Company’s Required Funds after giving effect to such subscriptions. Notwithstanding the foregoing, (i) Isos shall not sell or issue more than 5,000,000 additional shares of Acquiror Class A Common Stock without the prior written consent of Bowlero, not to be unreasonably withheld, conditioned or delayed and (ii) in any event, Isos may not sell or issue shares of Acquiror Class A Common Stock to certain specified Persons without the prior written consent of Bowlero as exercised in its sole discretion.

During the Interim Period, Isos shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of New Bowlero Class A common stock to be listed on, the NYSE. Isos shall use reasonable best efforts to cause New Bowlero’s Class A common stock to be issued in connection with the Transactions to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

During the Interim Period, Isos will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Isos shall use commercially reasonable efforts to take, or cause to be taken, as promptly as practicable after the date of the Business Combination Agreement, all actions, and to do, or cause to be done, all things necessary on or prior to the Closing Date, to consummate the transactions contemplated by the Forward Purchase Contract and the PIPE Subscription Agreements on the terms and conditions described or contemplated therein. Bowlero shall use commercially reasonable efforts to cooperate with Isos in Isos’s performance and satisfaction of the foregoing obligations.

Prior to the Closing, the board of directors of Isos, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of equity securities of New Bowlero pursuant to the Business Combination Agreement and the other agreements contemplated thereby, by any person owning securities of

Bowlero who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of New Bowlero following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

On the Closing Date, New Bowlero will enter into customary indemnification agreements reasonably satisfactory to Bowlero with certain specified individuals.

During the Interim Period, Isos shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than Bowlero, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Acquiror Business Combination Proposal. Isos shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquiror Business Combination Proposal.

On and as of the Closing, Isos shall (i) take all actions necessary to cause certain specified Contracts to be terminated without any further force and effect and without any cost or other Liability to Isos or New Bowlero and its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing, (ii) waive, and caused to be waived, any anti-dilution or similar protections in favor of Isos or any of its stockholders and (iii) waive, and cause to be waived, any right in favor of Isos or any of its stockholders to convert any working capital loans into Acquiror Warrants.

Isos shall use commercially reasonable efforts to enter into employment agreements with certain specified individuals on the terms set forth in the Business Combination Agreement.

Isos will take all action to cause its board of directors to adopt and approve the Preferred COD and authorize the filing of the Preferred COD with the Secretary of State of the State of Delaware.

Mutual Covenants

Each party made certain mutual covenants under the Business Combination Agreement, including, among others, the following:

Bowlero and Isos shall (i) use their reasonable best efforts to submit, as soon as practicable (and, in the case of the initial filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, within ten (10) business days after the Business Combination Agreement), all notifications, reports, and other filings required to be submitted to a governmental authority in order to obtain the necessary regulatory approvals and (ii) use their reasonable best efforts to cooperate in good faith with any governmental authority and undertake promptly any and all action required to satisfy the regulatory approvals and complete lawfully the Business Combination.

Isos and Bowlero will cooperate in good faith with the Regulatory Consent Authorities and exercise their reasonable best efforts to undertake promptly any and all action required to complete lawfully the Business Combination as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger. Nothing in the Business Combination Agreement will require or obligate Bowlero or any of its subsidiaries or affiliates to, and Isos and its affiliates will not, without the prior written consent of Bowlero, agree or otherwise be required to, take any action with respect to Bowlero or any of its subsidiaries or affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Bowlero or any of its subsidiaries or affiliates, or any interest therein.

Bowlero, on the one hand, and Isos, on the other, shall each be responsible for and pay one-half of the filing fees payable to the governmental authorities in connection with the Business Combination.

Bowlero agrees to use its reasonable best efforts to provide Isos with all information regarding the results of operations, management and business of Bowlero and its Subsidiaries required by Isos to be included in the Registration Statement, including the Unaudited Interim Financial Statements.

As promptly as practicable following the execution and delivery of the Business Combination Agreement (and in any event on or prior to the fifth (5th) Business Day following the delivery of the Unaudited Interim Financial Statements which fifth (5th) Business Day shall in no event be earlier than the twentieth (20th) day following the date of the Business Combination Agreement), Isos and Bowlero shall prepare and mutually agree on (such agreement not to be unreasonably withheld or delayed), and Isos shall file with the SEC the Registration Statement, which will also contain the Proxy Statement.

Isos and Bowlero will use their reasonable efforts to cause the Registration Statement (including the proxy statement/prospectus) to comply in all material respects with all applicable laws including all rules and regulations promulgated by the SEC, respond as promptly as reasonably practicable to and resolve all comments received from SEC concerning the Registration Statement, cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Business Combination.

Isos will as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) give notice, convene and hold a meeting of the stockholders to vote on the Proposals, for a date no later than 25 days after the date the proxy statement is mailed to Isos Stockholders and (ii) solicit proxies from the holders of Isos Common Stock to vote in favor of each of the Proposals.

Isos and Bowlero intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates will take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent the Transactions from qualifying for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination), cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

During the Interim Period, each of Bowlero and Isos shall, and shall cause each of its subsidiaries to afford to the other party and its representatives reasonable access, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of its operations, to all of its respective assets, properties, books, contracts, tax returns, records and appropriate officers, employees and other personnel and shall furnish such representatives with all financial and operating data and other information concerning its affairs that are in its possession as such representatives may reasonably request. All information obtained by Bowlero or Isos and their respective representatives pursuant to the foregoing shall be subject to the Confidentiality Agreement. Notwithstanding the foregoing, neither Bowlero nor Isos shall be required to directly or indirectly provide access to or disclose information where the access or disclosure would violate its obligations of confidentiality or similar legal restrictions with respect to such information or jeopardize the protection of attorney-client privilege (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy).

Acquiror shall, prior to the Effective Time, adopt and approve the Bowlero Corp. 2021 Omnibus Incentive Plan to be the Acquiror Employee Stock Purchase Plan.

Bowlero or Isos shall promptly advise the other of any action, lawsuit, investigation or any other proceeding by or before a governmental authority commenced or, to the knowledge of Bowlero or Isos, threatened after the date of the Business Combination Agreement, against such party or any its subsidiaries or directors by any Company Stockholder or Acquiror stockholder with respect to the Business Combination Agreement or the Business Combination, in which case the defending party will control the defense of any such action, lawsuit, investigation or proceeding, subject to giving the other party a reasonable opportunity to participate in the defense and the defending party shall not settle, compromise, come to an arrangement or cease defense without the other party’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Survival of Representations, Warranties and Covenants

Except for certain covenants to be performed following the Closing, the representations, warranties and covenants of the parties contained in the Business Combination Agreement will not survive the Closing.

Termination

The Business Combination Agreement may be terminated prior to the Closing, as follows:

•        by the mutual written consent of Isos and Bowlero;

•        by Isos, (A) subject to certain exceptions, if any of the representations or warranties made by Bowlero are not true and correct or if Bowlero fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of Isos would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (1) thirty (30) days after written notice thereof, and (2) February 1, 2022 (the “Termination Date”), (B) the Unaudited Interim Financial Statements shall not have been delivered to Isos by Bowlero on or before November 1, 2021, (C) if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate primarily caused the failure to consummate the transactions contemplated by the Business Combination Agreement, and (D) if any governmental entity shall have issued an order or taken any other action permanently enjoining or prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable;

•        by Bowlero, (A) subject to certain exceptions, if any of the representations or warranties made by Isos are not true and correct or if Isos fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of Bowlero would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (1) thirty (30) days after written notice thereof, and (2) the Termination Date, (B) if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate primarily caused the failure to consummate the transactions contemplated by the Business Combination Agreement, and (C) if any governmental entity shall have issued an order or taken any other action permanently enjoining or prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable;

•        by either Isos or Bowlero, if the Required Isos Stockholder Vote is not obtained at the Extraordinary General Meeting;

•        by Isos, if Bowlero does not deliver, or cause to be delivered to Isos, the Written Consent within five (5) Business Days of the effectiveness of the Registration Statement; and

•        by Bowlero, in the event of an Acquiror Change of Recommendation.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability with respect to the other party to the Business Combination Agreement or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of Willful Breach or Fraud.

Amendments

On November 1, 2021, Isos and Bowlero entered into an amendment to the Original Business Combination to make certain changes to the forum selection provision of the certificate of incorporation of New Bowlero that will be effective upon consummation of the Business Combination. The Business Combination Agreement may not be further amended except by a duly authorized agreement in writing signed on behalf of each of the parties to the Business Combination Agreement and referencing the Business Combination Agreement.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of such related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Common and Preferred PIPE Offerings

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into separate subscription agreements (each, a “Common PIPE Subscription Agreement”) with a number of subscribers (each a “Common PIPE Investor”), including Isos’s Co-Chief Executive Officers, George Barrios and Michelle Wilson, and LionTree, pursuant to which, substantially concurrent with the Closing of the Merger, the Common PIPE Investors agreed to purchase, and Isos agreed to sell to the Common PIPE Investors, an aggregate of 15 million shares of New Bowlero Class A common stock (the “Common PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $150.0 million (the “Common PIPE Offering”), with the Common Subscription Agreements of George Barrios, Michelle Wilson and LionTree accounting for an aggregate of $5.0 million of the Common PIPE Offering.

In addition, Isos also contemporaneously entered into separate subscription agreements (each, a “Preferred PIPE Subscription Agreement” and together with the Common Subscription Agreements, the “PIPE Subscription Agreements”) with a number of subscribers (each, a “Preferred PIPE Investor”), pursuant to which, substantially concurrent with the Closing of the Merger, the Preferred PIPE Investors agreed to purchase, and Isos agreed to sell to the Preferred PIPE Investors, an aggregate of 95,000 shares of New Bowlero preferred stock (the “Preferred PIPE Shares”), for a purchase price of $1,000.00 per share and an aggregate purchase price of $95.0 million (the “Preferred PIPE Offering” and together with the Common PIPE Offering, the “PIPE Offerings”).

Holders of the New Bowlero preferred stock will be entitled to receive, when, as and if declared by New Bowlero Board out of funds legally available for such dividends, cumulative cash dividends at an annual rate of 5.5% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable semi-annually on June 30 and December 31, respectively, in each year. Holders of the New Bowlero preferred stock will also be entitled to dividends paid to holders of New Bowlero common stock on an as converted basis. Holders of the New Bowlero preferred stock will be entitled to vote together as a single class with the holders of New Bowlero common stock on an as converted basis and will have consent rights over certain corporate actions of the Company. See “Description of Securities After the Business Combination — Preferred Stock” in this proxy statement/prospectus for further details.

The closings of the PIPE Offerings pursuant to the PIPE Subscription Agreements are contingent upon, among other customary closing conditions, the substantially concurrent Closing.

Pursuant to the PIPE Subscription Agreements, Isos agreed that, within 30 calendar days after the Closing, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Common PIPE Shares and New Bowlero Class A common stock underlying the Preferred PIPE Shares, and it will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies it that it will “review” the registration statement) following the Closing and (ii) the second business day after the date Isos is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Amended and Restated Forward Purchase Contract

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into an Amended and Restated Forward Purchase Contract with the subscribers named therein which amended and restated the Forward Purchase Contract dated March 2, 2021, pursuant to which, among other things the subscribers agreed to increase the number of Isos units they are required to purchase on closing of Isos’s initial business combination to ten million units (for an aggregate purchase price of $100.0 million), and in connection with which Isos agreed to pay to certain subscribers a fee equal to an aggregate of $3.0 million, payable upon Closing.

Stockholder Support Agreement

Following the execution of the Original Business Combination Agreement, Bowlero and Isos entered into a Stockholder Support Agreement with Atairos and TS (together, the “Supporting Stockholders”), pursuant to which (i) Atairos agreed to execute and deliver a written consent to Bowlero, no later than the third business day following the date that Isos’s registration statement on Form S-4 becomes effective, in respect of all shares of Bowlero owned by Atairos in favor of the Merger and approving the Business Combination Agreement and the transactions contemplated thereby, and voting against any Company Acquisition Proposal (as defined in the Business Combination Agreement) and any other action that would reasonably be expected to materially impede or delay the Merger or the transactions contemplated by the Business Combination Agreement, and (ii) the Supporting Stockholders agreed to waive any rights of appraisal and dissenters’ rights relating to the Merger. The Stockholder Support Agreement also contains restrictions on transfers of the shares of Bowlero held by the Supporting Stockholders and provides that TS will make a Stock Election (as defined in the Business Combination) with respect to all shares of Bowlero common stock held by it and that Atairos will make a Cash Election (as defined in the Business Combination Agreement) for its shares of Bowlero common stock up to 100% of the Cash Election Consideration Cap (as defined in the Business Combination Agreement) and a Stock Election with respect to its remaining shares of Bowlero common stock.

Sponsor Support Agreement

In connection with the execution of the Original Business Combination Agreement, Isos entered into a sponsor support agreement with Bowlero, the Sponsor and LionTree (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and LionTree each agreed: (i) to vote any shares of Isos in favor of the Transactions, (ii) not to redeem any shares of Isos in connection with the stockholder redemption, (iii) to waive its anti-dilution rights with respect to its Class B ordinary shares, par value $0.0001 per share under Isos’s memorandum and articles of association, (iv) to comply with its obligations under the letter agreement dated as of March 2, 2021 (the “Insider Letter”), by and among Isos, the Sponsor and LionTree, (v) to be subject to a lock-up period of twelve months following the Closing, as further provided in the Sponsor Support Agreement, and (vi) to forgive certain indebtedness owing by Isos to the Sponsor or LionTree at the Closing in excess of $1.5 million, in the aggregate.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor will forfeit for cancellation 722,196 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 1,203,659 Class B ordinary shares, and LionTree will forfeit for cancellation 83,443 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 139,072 Class B ordinary shares. In addition, upon Closing, 1,444,391 of the Sponsor’s Class B ordinary shares and 1,189,037 of the Sponsor’s private placement warrants and 166,887 of LionTree’s Class B ordinary shares and 430,311 of LionTree’s private placement warrants will unvest at Closing. 50% of the unvested Class B ordinary shares and 50% of the private placement warrants of each of the Sponsor and LionTree that unvested at closing will revest only to the extent the closing price of New Bowlero Class A common stock exceeds $15.00 per share and $17.50 per share, respectively, and as further provided in the Sponsor Support Agreement prior to the fifth anniversary of the Closing (with any shares and/or warrants unvested as of such date being forfeited and cancelled).

Lock-Up Agreements

Contemporaneously with the execution of the Original Business Combination Agreement, Isos and Bowlero entered into Lock-Up Agreements (each a “Lock-Up Agreement”) with Bowlero’s existing stockholders, pursuant to which the securities of New Bowlero held by such stockholders following Closing will be locked-up and subject to transfer restrictions, subject to certain exceptions. The securities held by such stockholders will be locked-up until the earlier of: (i) the 180 day anniversary of the Closing, (ii) the date on which the closing price of New Bowlero Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period following the Closing; provided that if such condition is satisfied prior to the 90 day anniversary of the Closing, such condition shall only be deemed to be satisfied on the 90 day anniversary of the Closing, and (iii) the date on which New Bowlero consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of New Bowlero’s stockholders having the right to exchange their shares of common stock of New Bowlero for cash, securities or other property.

Registration Rights Agreement

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain security holders of Bowlero, including the Supporting Stockholders, and certain of its stockholders (the “Registration Rights Holders”) that will be effective upon the Closing.

Following the Closing, subject to several exceptions, including New Bowlero’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Registration Rights Holders may require that New Bowlero register for public resale under the Securities Act all shares of Class A common stock that they request to be registered at any time, subject to the restrictions in the Lock-Up Agreements, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

If New Bowlero becomes eligible to register the sale of its securities on Form S-3 under the Securities Act, the Registration Rights Holders have the right to require New Bowlero to register the sale of the New Bowlero common stock held by them on Form S-3, subject to offering size and other restrictions. The Registration Rights Holders also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

If New Bowlero proposes to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by New Bowlero or at the request of the Registration Rights Holders), New Bowlero will be required to use its reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by New Bowlero.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

Stockholders Agreement

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into a stockholders agreement (the “Stockholders Agreement”) with Atairos and TS and their related parties. The Stockholders Agreement will become effective upon consummation of the Business Combination. Pursuant to the terms of the Stockholders Agreement, each of Atairos and TS will have the right to designate nominees for election to the New Bowlero Board following the Business Combination at any meeting of its stockholders. The number of nominees that each of Atairos and TS will be entitled to nominate pursuant to the Stockholders Agreement is dependent on their respective beneficial ownership of New Bowlero Class A common stock and New Bowlero Class B common stock. For so long as Atairos and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and New Bowlero Class B common stock, Atairos will be entitled to designate three directors to the New Bowlero Board and (ii) less than 15% but at least 5%, Atairos will be entitled to designate one director to the New Bowlero Board. For so long as TS and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and New Bowlero Class B common stock, TS will be entitled to designate three directors to the New Bowlero Board and (ii) less than 15% but at least 5%, TS will be entitled to designate one director to the New Bowlero Board.

In addition, the Stockholders Agreement will grant to Atairos special governance rights for so long as Atairos and its affiliates collectively maintain beneficial ownership of at least 15% of the combined New Bowlero Class A common stock and New Bowlero Class B common stock, including, but not limited to, rights of approval over certain strategic transactions such as mergers or other similar transactions in significance that is above 15% of the total enterprise value of New Bowlero, joint ventures involving investment or contribution in excess of 15% of the total enterprise value of New Bowlero, incurring indebtedness above a certain threshold, increasing the size of the board of directors, and issuing capital stock representing more than 15% of the outstanding common stock or creating a capital stock that is senior to the common stock.

Background to the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Isos and Bowlero. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Isos was incorporated as a Cayman Islands exempted company on December 29, 2020. Isos was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On March 5, 2021, Isos consummated the IPO of 22,500,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $225,000,000. Simultaneously with the closing of the IPO, Isos consummated the sale of 5,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor and LionTree Partners LLC, generating gross proceeds of $7,500,000. Isos granted the underwriters in the IPO a 45-day option to purchase up to 3,375,000 additional Units to cover over-allotments, if any. On March 10, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 Units (the “Over-Allotment Units”), generating an aggregate of gross proceeds of $29,837,000, for total gross proceeds of $254,837,000.

The Business Combination is the culmination of an extensive search for a potential transaction utilizing the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with one or more businesses with high growth potential.

Prior to the consummation of the Initial Public Offering, neither Isos, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Isos.

After the Initial Public Offering, our officers, directors and advisors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of Isos were contacted by, and representatives of Isos contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. During the search phase, the Isos management team held numerous one on one meetings with individual Isos Board members to discuss potential targets for combination.

During this search process, Isos reviewed a list of over 200 potential target companies and was in contact with and/or held meetings with twenty-five (25) potential target companies. With respect to the companies Isos evaluated, Isos executed non-disclosure agreements with eleven (11) potential target companies and conducted due diligence and held substantive discussions with six (6) potential target businesses other than Bowlero.

On March 5, 2021, representatives of J.P. Morgan’s M&A Advisory Group, acting as financial advisor to Bowlero, spoke with representatives of Isos to introduce the opportunity for Isos to consider a transaction with Bowlero. After the conversation, Isos communicated to J.P. Morgan’s M&A Advisory Group that it had an interest in learning more about Bowlero and requested information so that Isos could determine its interest in a potential business combination with Bowlero.

On March 17, 2021, Isos and Bowlero executed a non-disclosure agreement. Following execution of the non-disclosure agreement, on March 22, 2021 Bowlero management gave a video presentation to Isos management describing Bowlero’s business, management, operations and market opportunity.

On March 24, 2021, Isos received access to a virtual data room containing more detailed information on Bowlero and brought their financial advisor, LionTree, into the process. Upon receipt of data room materials, Isos and LionTree began to thoroughly diligence the opportunity.

On March 25, 2021, the Isos Board met to discuss among other things, the status of Isos’ search for a potential business combination target. Isos management reviewed the approach to and engagement with potential business combination targets. Among fourteen (14) potential targets that were discussed with the Board, Bowlero was highlighted among three (3) other targets where Isos management had attended a management presentation and continued to do work.

On March 29, 2021, representatives from LionTree spoke with representatives from J.P. Morgan’s M&A Advisory Group about the anticipated process and timing going forward.

On April 1, 2021, Isos and LionTree submitted initial financial diligence questions to J.P. Morgan’s M&A Advisory Group.

On April 4, 2021, LionTree presented its initial analysis on the opportunity to Isos Management.

On April 4, 2021, J.P. Morgan’s M&A Advisory Group shared written responses to the initial financial diligence questions.

On April 5, 2021, Isos and LionTree attended a video conference with members of Bowlero’s management and J.P. Morgan’s M&A Advisory Group to review the Bowlero financial model and the initial financial diligence questions that had been submitted on April 1, 2021.

On April 6, 2021, Isos retained Hughes Hubbard & Reed LLP (“HHR”) as legal counsel.

On April 6, 2021, J.P. Morgan’s M&A Advisory Group, at Bowlero’s request, provided additional diligence responses to Isos and LionTree.

On April 6, 2021, J.P. Morgan’s M&A Advisory Group, at Bowlero’s request, sent Isos and LionTree a process letter indicating a deadline of April 12, 2021 for non-binding indications of interest as well as a form letter of intent including a non-binding term sheet.

On April 7, 2021, J.P. Morgan’s M&A Advisory Group, at Bowlero’s request, provided additional diligence responses to Isos.

On April 8, 2021, LionTree presented to Isos management a revised set of materials reflecting additional information received during the initial diligence process.

On April 9, 2021, J.P. Morgan’s M&A Advisory Group, at Bowlero’s request, presented trading statistics of publicly listed companies in the experiential, theme park and dining industries and a comparison of selected operating statistics of those companies to Bowlero’s operating statistics, via video conference.

On April 11, 2021, J.P. Morgan’s M&A Advisory Group sent Isos and LionTree the analysis presented on the April 9, 2021 video meeting via email.

Isos Management and LionTree undertook a review of materials available to date regarding Bowlero, the materials presented by J.P. Morgan’s M&A Advisory Group on April 9, 2021, the experiential entertainment industry and recent transactions and valuations they deemed relevant. Additionally, Isos consulted with HHR on the from letter of intent received from J.P. Morgan’s M&A Advisory Group. On April 12, 2021, Isos submitted a non-binding draft letter of intent (“Draft LOI”) to representatives of J.P. Morgan’s M&A Advisory Group. The Draft LOI indicated an indicative enterprise value of $2.8 billion and raising $500 million through a private investment in public entity (“PIPE”).

On April 14, 2021, Isos management provided an update to the Isos Board regarding the engagement with Bowlero and that an indication of interest, including the Draft LOI, had been submitted to Bowlero.

On April 15, 2021, at the request of Bowlero, J.P. Morgan’s M&A Advisory Group delivered feedback to Isos and LionTree indicating that it had received letters of intent from numerous parties but that only three (3) parties (including Isos) were receiving feedback on their respective letters of intent. J.P. Morgan’s M&A Advisory Group advised that Bowlero was asking these parties to resubmit revised letters of intent on April 17, 2021 based on their respective feedback.

Over the course of the next several days, Isos, LionTree and HHR revised the Draft LOI taking into consideration the feedback received from J.P. Morgan’s M&A Advisory Group.

On April 17, 2021, Isos submitted a letter clarifying and amending certain provisions of the Draft LOI submitted on April 12, 2021 to representatives of J.P. Morgan’s M&A Advisory Group. The amendments included increasing the minimum cash condition from $600 million to $625 million, providing for a new equity incentive plan of 15% of the outstanding common stock immediately following the closing, and including an earnout to Bowlero’s shareholders representing an incremental 20.75 million earnout shares that would be issued to Bowlero’s stockholders in the business combination, with such earnout to vest in equal tranches at $15.00 and $17.50 share price triggers. At Bowlero’s request, J.P. Morgan’s M&A Advisory Group had several clarifying questions. Isos addressed these questions and, at Bowlero’s request, J.P. Morgan’s M&A Advisory Group asked that Isos submit a revised Draft LOI reflecting these clarifying questions including an updated net debt amount provided by J.P. Morgan’s M&A Advisory Group to Isos.

On April 18, 2021, Isos submitted a revised Draft LOI to J.P. Morgan’s M&A Advisory Group reflecting the amendments in the April 17, 2021 letter. Subsequently, Isos’s management was requested to make a presentation to the Bowlero Board of Directors covering topics including, but not limited to (i) the profile of key Isos team members and their background and skill-set relevant to Bowlero’s business, (ii) Isos’s perspectives on valuation, (iii) Isos’s view of how Bowlero should trade and how the transaction should be positioned with prospective PIPE investors, (iv) the role the Isos team would play in the PIPE marketing alongside Bowlero management, and (v) how Isos’s management could assist the company post-transaction. On April 21, 2021, Isos and its advisors presented materials to the Bowlero Board of Directors.

On April 24, 2021, J.P. Morgan’s M&A Advisory Group, at Bowlero’s request, provided Isos a mark-up of the revised Draft LOI. The mark-up included clarifying items, provided for the management transaction bonus of $39.25 million, and proposed changes to certain other terms, including an increase in the indicative enterprise value from $2.8 billion to $2.9 billion.

On April 25, 2021, Isos submitted a further revised Draft LOI reflecting the changes from J.P. Morgan’s M&A Advisory Group on April 24, 2021.

On April 26, 2021, Isos management indicated to the Isos Board that Isos had been selected to move ahead with a potential business combination with Bowlero. Both parties executed the further revised Draft LOI on a non-binding basis (the “LOI” or “Letter of Intent”).

On April 27, 2021, representatives of Isos, Bowlero, J.P. Morgan’s M&A Advisory Group, J.P. Morgan’s Equity Capital Market Group, and LionTree discussed preparation for the due diligence process, PIPE process and definitive documentation.

After signing the LOI, Isos reduced its interactions with other potential target companies as required by the LOI’s exclusivity provisions and over the next several weeks, Isos and its representatives continued their due diligence of Bowlero.

On May 4, 2021, Isos management provide the members of the Isos Board an update on its review including Isos management’s views on Bowlero and the potential growth drivers of the business, an overview of the proposed transaction, key highlights of the non-binding LOI and next steps and illustrative timing of a potential business combination.

On May 7, 2021, Isos retained a third-party advisor to assist Isos in its tax and financial due diligence efforts.

During the diligence review, Isos and its advisors submitted a detailed due diligence request list covering areas including but not limited to general corporate, business/operational, financial/accounting, tax, real property, contracts, intellectual property, information technology, employee benefits, labor matters, environmental matters, insurance, litigation, compliance, public company preparedness, and CFIUS/Trade. Isos and its representatives continued their due diligence review including reviewing all materials in the Data Room, requesting additional documentation, reviewing additional information provided, and holding multiple due diligence video and telephonic conferences with Bowlero’s management team, employees and advisors. Additional information was provided in the Data Room and a number of follow-up diligence calls were hosted over the next several weeks as requested by Isos and its advisors. Such diligence continued as requested by Isos up through negotiation and finalization of the definitive documentation and associated schedules.

On May 12, 2021, J.P. Morgan’s Equity Capital Market Group and LionTree acting as Placement Agents for Isos began to contact potential PIPE investors.

On May 23, 2021, Isos management sent the Isos Board materials to be discussed at the upcoming board meeting on May 25, 2021.

On May 25, 2021, Isos management reviewed the materials previously sent to the Isos Board. During the meeting, the Isos management team again reviewed its approach to and engagement with potential targets, the transaction overview with Bowlero, an overview of the due diligence taking place including the retainment of HHR and a third-party advisor to assist in the diligence process, an update on the PIPE process as well as an update on the draft Original Business Combination Agreement.

On June 1, 2021, J.P. Morgan’s Equity Capital Market Group and LionTree provided an update on the PIPE process including both highlights and considerations from investors, as well as updated Isos on the PIPE market for SPACs generally.

On June 3, 2021 J.P. Morgan and LionTree provided another update on the PIPE process including received as well as potential indications of interest for the PIPE. The indications of interest received were almost entirely at valuations below the $2.9 billion valuation in the LOI. One indication had proposed an investment in the form of a convertible preferred security instead of the proposed common stock consideration for PIPE investors.

On June 8, 2021, J.P. Morgan’s Equity Capital Market Group and LionTree provided another update on the PIPE process including an illustrative common stock order book of approximately $250 million at a $2.6 billion post money enterprise value. Additionally, J.P. Morgan’s Equity Capital Market Group indicated that several investors were interested in a convertible preferred investment that could be offered in addition to the proposed common PIPE offering.

Over the next week, representatives of LionTree spoke with representatives of Apollo as it related to the existing Forward Purchase Contract, status of the PIPE process and negotiations among the parties. In these discussions, the parties contemplated the terms under which Apollo would increase its commitment from approximately $64 million to $100 million under the Forward Purchase Contract.

On June 15, 2021, J.P. Morgan’s Equity Capital Markets Group and LionTree provided another update on the status of the PIPE including continuing conversations with potential investors for both common stock and the convertible preferred investments.

Taking into consideration the update on the PIPE process including the level of interest at a $2.6 billion post-money enterprise valuation, at Bowlero’s direction, members of J.P. Morgan’s M&A Advisory Group reached out to Isos management and suggested the Sponsor and LionTree consider the possibility of forfeiting certain of their founder shares and/or tying vesting of a portion of their founder shares to the percentage of redemptions from the trust account. Representatives of LionTree communicated to a representative of J.P. Morgan’s M&A Advisory Group that the Sponsor and LionTree were prepared to amend the already agreed to vesting of 25% of their founder shares, from 12.5% at a share price of $12.50 and 12.5% at a share price of $15.00, to the same number of shares at higher share price triggers (of $15.00 and $17.50, respectively). At Bowlero’s direction, a representative of J.P. Morgan’s M&A Advisory Group then communicated to Isos management and LionTree a counterproposal regarding the Sponsor’s and LionTree’s economics, including accepting the change to the $15.00 and $17.50 price triggers proposed by the Sponsor and LionTree, but also increasing the vesting of 15% of the Sponsor’s and LionTree’s founder shares at both of the $15.00 and $17.50 price triggers (rather than the 12.5% previously agreed), and subjecting 30% of their founder shares to forfeiture (pro rata, with the maximum forfeiture based on $80 million of redemptions). Isos management then communicated a counter-proposal to a member of J.P. Morgan’s M&A Advisory Group including the vesting of 10% of the Sponsor’s and LionTree’s founder shares at both the $15.00 and $17.50 price triggers, and subjecting 15% of their founder shares to forfeiture (pro rata, with the maximum forfeiture based on $80 million of redemptions). At Bowlero’s direction, a member of J.P. Morgan’s M&A Advisory Group reached out to Isos management and communicated that Bowlero would agree only to change the cap of forfeitable shares based on redemptions to 25% (rather than the 30% proposed by Bowlero), and that the Bowlero would not accept the proposed vesting of 10% of the Sponsor’s and LionTree’s founder shares at each of the $15.00 and $17.500 price triggers (rather than the 15% vesting at each price trigger that Bowlero had proposed). Isos agreed to the Bowlero proposal.

On June 18, 2021, Isos and Bowlero reached agreement on a revised post-money valuation of $2.6 billion as well as modifications to select other terms. Following such agreement, a revised transaction summary and comparison to the previous transaction summary was provided to PIPE investors on June 21, 2021.

On June 19, 2021, Isos management updated the Isos Board as to the progress on the potential business combination with Bowlero and requested an upcoming meeting of the Isos Board to further discuss the transaction.

During the next several days, the parties and their representatives continued and then finalized negotiation and drafting of definitive documentation including the Original Business Combination Agreement and ancillary agreements, the Common Subscription Agreements and the Preferred Subscription Agreements.

On June 28, 2021, Isos management sent a package of materials to the Isos Board for its review prior the June 30, 2021 meeting of the Isos Board.

On June 30, 2021, the Isos Board met to discuss the potential Business Combination with Bowlero. During this meeting, representatives from Maples and Calder LLP, Isos’s Cayman Islands legal counsel, reviewed Board of Director duties under Cayman Islands law, and representatives from HHR reviewed the Original Business Combination Agreement and ancillary agreements. Isos’s management presented its view on the transaction and its recommendation to enter into the Original Business Combination Agreement. There was discussion among the parties and HHR reviewed the proposed Board resolutions. The Isos Board then unanimously approved proceeding with the Business Combination and the related transactions, including the PIPE Offerings.

On July 1, 2021, Isos and Bowlero executed the Original Business Combination Agreement and the related agreements. Following execution of the agreements, Isos and Bowlero issued a press release announcing the execution of the Original Business Combination Agreement and Isos filed a Form 8-K with the SEC, including a copy of the press release, the Original Business Combination Agreement and ancillary documentation.

On November 1, 2021, Isos and Bowlero entered into an amendment to the Original Business Combination Agreement. The amendment to the Original Business Combination Agreement was entered into to make certain changes to the forum selection provision of the certificate of incorporation of New Bowlero that will be effective upon consummation of the Business Combination.

The Isos Board’s Reasons for the Business Combination

The Isos Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Isos Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Isos Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Isos Board considered the results of the due diligence conducted by its management and advisors, which included:

•        extensive meetings and calls with Bowlero’s management team and advisors regarding, among other things, operations, partnerships, plans and forecasts;

•        review of material contracts and other documentation;

•        financial, tax, legal, insurance, accounting, operational, business and other due diligence;

•        consultation with Isos’s management and its legal counsel and LionTree;

•        review of historical financial performance of Bowlero (including audited and unaudited financials) and Bowlero’s management projections for Bowlero’s business; and

•        financial and valuation analyses of Bowlero and the Business Combination.

In the prospectus for the IPO, Isos had disclosed that, although it could pursue an acquisition opportunity in any industry or sector, it intended to focus on businesses in the digital media and entertainment sectors. As it related to Bowlero, the Isos Board determined that pursuing a potential business combination with Bowlero would be an attractive opportunity for Isos and its stockholders for a number of reasons, including, but not limited to, (i) Bowlero’s position as the world’s largest operator of bowling centers in a fragmented global market, (ii) Bowlero’s branded experience positioned to capitalize on the demand for experiential entertainment, (iii) Bowlero’s historical financials with consistent organic growth, high unit margin and strong free cash flow conversion, (iv) the opportunity to grow Bowlero across multiple organic and adjacent growth vectors, and (v) Bowlero’s experienced and proven management team.

In addition, based on its review of the industry data and the operational, financial and other relevant information related to the Bowlero business provided by Bowlero and presented to the Isos Board, the factors considered by the Isos Board included, but not limited to, the following:

•        Bowlero’s Leading Position in the Bowling Industry.    Bowlero is the largest operator of bowling centers in the world, including 321 centers in North America (including current locations, locations in development, and locations under letters of intent) and 26 million guests as of and for the twelve-month period ended February 2020. The bowling industry is highly fragmented, with Bowlero’s footprint being eight times larger than its next largest competitor and with more than approximately 3,500 independent operators. This fragmentation presents a consolidation opportunity to drive further growth. Bowling is the largest participatory sport in the U.S., with approximately 70 million people bowling each year.

•        Large and Growing Addressable Market.    The transaction supports the continued expansion of Bowlero’s footprint in the $4.5 billion total addressable U.S. bowling market — which has grown 50% over last decade — while becoming the dominant player in the $11 billion global bowling market and capturing a growing piece of the $100 billion global out-of-home entertainment market.

•        Premium Branded Experience.    Bowlero has established itself as the premier operator in the bowling industry, attracting a robust and diverse demographic of consumers looking for premium entertainment. Consumers repeatedly visit Bowlero not just for its bowling offering, but for its full circle entertainment experience

•        Incremental Upside Through PBA Ownership.    The PBA benefits the leisure business by creating a virtuous cycle of recognition and engagement. The league carries strong brand equity and prestige among bowlers, which is carried over to centers. The PBA is currently a profitable standalone venture with a path to incremental sponsorship revenue and realizing greater value of its media rights

•        Potential to Drive Growth Through Gaming and Sports Betting.    Bowlero’s unique opportunity to create multiple ways for their customers to enjoy the gaming experience. This could include traditional sports betting on the PBA as well as in-center and peer-to-peer gaming and betting. As an example, Bowlero already has a partnership with Skillz, connecting 40mm Skillz players worldwide with Bowlero’s over 321 bowling centers and 26 million annual guests nationwide.

•        Experienced and Capable Management Team.    Following completion of the Business Combination, Bowlero will continue to be led by the proven senior management team as prior to the Business Combination. Michelle Wilson and George Barrios will join the New Bowlero Board, with their experience in premium experiential entertainment, global growth, media and entertainment, digital transformation and leading companies in the public market.

•        Attractive Valuation.    The Isos Board’s determination that if Bowlero is able to meet its financial projections, then Isos’s stockholders will have acquired their shares in New Bowlero at an attractive valuation, which would increase shareholder value.

•        Other Alternatives.    The Isos Board’s belief, after a thorough review of other business combination opportunities reasonably available to Isos, that the Business Combination represents an attractive potential business combination for Isos.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

•        Continued Ownership by Holders of Bowlero Capital Stock.    The Isos Board considered that the holders of Bowlero Common Stock would continue to be significant shareholders of New Bowlero after Closing, with all holders of Bowlero Common Stock entering into Lock-Up Agreements.

•        Involvement of the PIPE Investors.    The Isos Board considered that the agreement of the investors in the PIPE Offerings, including Isos’s co-founders, LionTree, existing holders of Bowlero Capital Stock and new investors in the PIPE Offerings, to invest an aggregate of $345.0 million in New Bowlero at Closing was a validation of Bowlero’s valuation and future prospects.

•        Bowlero Being an Attractive Target.    The Isos Board considered the fact that Bowlero (i) is of a sufficient size relevant to the public marketplace, (ii) has an experienced existing management team, (iii) has a significant total addressable market and expansion opportunities, and (iv) would benefit from the consummation of the Business Combination by becoming a public company and receiving the net proceeds of the Business Combination, which the Isos Board believed would allow Bowlero to effectuate its business plan and improve Bowlero’s ability to meet its financial projections.

In the course of its deliberations, in addition to the various other risks associated with the business of Bowlero, as described in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the Isos Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments, and the effects they could have on New Bowlero’s revenues and financial performance.

•        Business Plan and Projections May Not be Achieved.    The risk that Bowlero may not be able to execute on its business plan and realize the financial performance as set forth in the financial projections presented to management of Isos and the Isos Board.

•        No Fairness Opinion.    The risk that Isos did not obtain a fairness opinion in connection with the Business Combination.

•        Liquidation.    The risks and costs to Isos if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Isos being unable to effect a business combination within the completion window, which would require Isos to liquidate.

•        Stockholder Vote and Other Actions.    The risk that Isos Stockholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including to vote down the Proposals at the Special Meeting or redeem their Isos Public Shares.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Isos’s control.

•        Isos’s Stockholders Holding a Minority Position in the Post-Combination Company.    The fact that existing Isos stockholders will hold a minority position in New Bowlero following completion of the Business Combination and that Mr. Shannon will control New Bowlero.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

•        NYSE Listing.    The potential inability to maintain the listing of New Bowlero’s securities on the NYSE following the Closing.

•        Valuation.    The risk that the Isos Board may not have properly valued Isos’s business.

•        Distraction to Operations.    The risk that the potential diversion of Bowlero’s management and employee attention as a result of the Business Combination may adversely affect Bowlero’s operations.

•        Readiness to be a Public Company.    As Bowlero has not previously been a public company, Bowlero may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that Bowlero will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

In addition to considering the factors described above, the Isos Board also considered that:

•        Interests of Certain Persons.    The Sponsor, LionTree, and certain officers and directors of Isos may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Isos’s stockholders (see section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination”).

After considering the foregoing, the Isos Board concluded, in its business judgment, that the potential benefits to Isos and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Certain Forecasted Information for Bowlero

Bowlero provided Isos with internally prepared forecasts for the periods ending June 30th, 2021, 2022 and 2023 and December 31, 2022 and 2023. The forecasts were prepared solely for internal use, capital budgeting and other management purposes. The forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by potential investors or existing stockholders. You are cautioned not to rely on the forecasts in making a decision regarding the transaction, as the forecasts may be materially different from actual results. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

The forecasts reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions, and various other factors, all of which are difficult to predict and many of which are beyond Bowlero’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” Furthermore, the forecasts do not take into account any circumstances or events occurring after the date on which the projections were prepared, which was on or around May 15, 2021.

Bowlero’s forecast was based on several assumptions, including, among other things: the growth of the overall bowling market, of which Bowlero is the market leader, which has grown over 50% in the last decade; Bowlero’s ability to continue optimizing and strategically invest in its existing centers to drive growth; Bowlero’s plan to build new center’s in high growth markets, while opportunistically acquiring and modernizing existing centers at attractive values; Bowlero’s ability to strategically acquire other chain competitors in the Bowling ecosystem, Bowlero’s ability to optimize and further monetize its ownership of the Professional Bowler’s Association (PBA) and its associated media rights.

Bowlero believes that the assumptions used to derive its forecasts are both reasonable and supportable. In preparing the models, Bowlero’s management relied on a number of factors, including the executive team’s significant experience in the Bowling industry and the actual historical performance of Bowlero.

Although the assumptions and estimates on which the forecasts for revenues and costs are based are believed by Bowlero’s management to be reasonable and based on the best then currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Bowlero’s and Isos’s control. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. The inclusion of the forecasted financial information in this proxy statement/prospectus should not be regarded as an indication that Bowlero, Isos or their respective representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.

The forecasts were disclosed to Isos for use as a component in its overall evaluation of Bowlero and are included in this proxy statement/prospectus on that account, subject to standard caveats with respect to forward-looking statements. Neither Bowlero’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Bowlero compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. New Bowlero will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

Bowlero does not as a matter of course make public projections as to future sales, earnings, or other results. However, management of Bowlero has prepared the prospective financial information set forth below to present to Isos for use as a component in its overall evaluation of Bowlero and are included in this proxy statement/prospectus for that reason. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Bowlero’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

In connection with the consideration by the Isos Board of the proposed Business Combination Agreement, Isos’s management presented to the Isos Board the forecasts for 2021 – 2023 from Bowlero that were then available. The key elements of the forecasts considered at that time by the Isos Board are summarized below:

	Fiscal Year Ending 6/30
($ in millions)	2021E	2022E	CY2022E	2023E	CY2023E
Revenue	$386	$772	$859	$904	$949
Adjusted EBITDA	$92	$244	$275	$292	$304

Bowlero Corporation Revenue in calendar year (“CY”) 2022 is projected to be $859 million, which represents a compound annual growth rate (CAGR) of 7.7% from CY2019 to CY2022. Existing center revenue is projected to be 98% of pre-pandemic peak in FY2022 and 105% of peak by CY2022. This assumption is supported by the performance of our centers, which have achieved an average of 124.8% of FY2019 Total Company revenue levels over the past nine weeks.

Over the last 8 years, the Company has grown through a combination of reinvestment in existing centers (upgrades, brand conversions and game room installations), new construction of centers and via acquisition.

The model assumes that the Company converts 10 centers per year and that it completes installing game rooms throughout the portfolio. In addition, the Company is projected to add a chain acquisition with $20 million in revenues in FY22 (closed deal), add 10 center acquisitions per year at $2.5 in revenue per center, and 6 new builds in FY2022 and 5 new builds per year starting in FY2023 at $5.6 million in revenue per center. The Company has opened 4 of the planned to be open by FY2022 new builds and the other two are under construction. The Company has already closed five of the center acquisitions and has 1 additional under PSA as well as additional active deals in the pipeline at varying stages of completeness.

The Company projects CY22 Center Level EBITDA to be $322 million, which represents a 10.8% CAGR from CY2019 to CY2022. EBITDA Margin is projected to improve 352 basis points from 34.6% in CY2019 to 38.2% in CY2022 driven by a 199 basis point improvement on Center Payroll Expense and Operating Expenses reductions, primarily in R&M and advertising expenses.

Total Company EBITDA is projected to be $275 million in CY2022, which represents an 11.7% CAGR from CY2019 to CY2022. Total Company EBITDA margin is expected to improve 330 basis points as SG&A improves 344 basis to 8.5% of Revenue driven by savings realized during the Coronavirus Pandemic and revenue growth.

Scale: Dollars in thousands

	FY2019A	2019A(1)	FY2020A	FY2021E	FY2022E	2022E(1)	FY2023	2023E(1)
Total Revenue	$666,120	$684,824	$518,259	$385,966	$771,850	$858,678	$903,593	$949,485
Total Center Level EBITDA(2)	$234,038	$237,219	$144,715	$109,697	$287,856	$322,275	$339,485	$353,407
EBITDA(2)	$151,785	$154,603	$77,576	$54,824	$220,420	$251,763	$268,460	$279,367
Pro Forma Adjustments(3)	$35,139	$43,242	$83,173	$37,297	$23,211	$23,623	$23,829	$24,148
Consolidated Adjusted EBITDA(4)	$186,924	$197,845	$160,749	$92,121	$243,631	$275,386	$292,290	$303,515

____________

(1)      Represents Calendar Year Financials. This is a deviation from the Company’s Fiscal Calendar.

(2)      EBITDA is a non-GAAP Financial measure. EBITDA is Net income (Loss) before Interest, Income Taxes, Depreciation and Amortization, Share-based Compensation, EBITDA from Closed Centers, Foreign Currency Exchange Loss (Gain), Asset Disposition Loss (Gain) and Other, and with Contra Rent Expense accounting for Rent on a cash basis (Cash Rent Expense).

(3)      Pro Forma Adjustments reflect certain items that are added to EBITDA to calculate Consolidated Adjusted EBITDA as defined in the Company Credit Agreement. The Adjustments includes the Annualized Run-rate of Cost Savings Initiatives, Annualized De Novo and Renovated Facilities, Other Items such as the collection of Business Interruption Insurance Proceeds, and Real Estate & Personal Property Taxes.

(4)      Consolidated Adjusted EBITDA represents EBITDA plus Pro Forma Adjustments. Bowerlo’s trailing fifty-two week Adjusted EBITDA for fiscal year 2021 (actual) was $104.9 million.

Comparable Company Analysis

In connection with its approval of the Business Combination Agreement, the Isos Board considered comparisons of illustrative enterprise valuations and the implied EBITDA multiples derived from comparable companies in the Out of Home Entertainment, Amusement, O&O Dining & Leisure, and Live Events/Sports sectors.

The Isos Board recognized that no company was identical in nature to Bowlero. The Isos Board also recognized that the information was reliant upon Bowlero and the comparable companies achieving their projections.

In connection with its approval of the Business Combination Agreement, the Isos Board was provided with, among other things, (i) estimated pro forma post-transaction enterprise value of New Bowlero at the transaction announcement and (ii) estimated pro forma enterprise value of New Bowlero as a multiple of estimated future EBITDA at the transaction announcement. The table below sets forth such information, along with the illustrative enterprise valuations and the implied EBITDA multiples of the comparable companies as of the date of announcement.

	Enterprise Value	Enterprise Value/EBITDA
($ in billions)	At Announcement(1)	Year	At Announcement(1)
Bowlero(2)	$2.6	CY 2022E	9.5x

Out of Home Entertainment
Live Nation Entertainment Inc.	$24.8	CY 2022E	21.9x
Vail Resorts Inc.	15.6	CY 2022E	17.7x
Callaway Golf Co.	7.4	CY 2022E	18.4x
Dave & Busters Entertainment Inc.	2.5	CY 2022E	7.2x

Amusement
Six Flags Entertainment Corp.	$6.8	CY 2022E	12.4x
Seaworld Entertainment Inc.	5.9	CY 2022E	10.5x
Cedar Fair L.P.	5.3	CY 2022E	9.5x

O&O Dining & Leisure
Darden Restaurants, Inc.	$19.1	CY 2022E	11.7x
Texas Roadhouse Inc.	6.6	CY 2022E	13.8x
Cheesecake Factory Inc.	3.3	CY 2022E	10.9x
Chuy’s Holdings Inc.	0.7	CY 2022E	11.4x

Live Events/Sports
Liberty Formula One	$12.7	CY 2022E	22.2x
World Wrestling Entertainment, Inc.	4.9	CY 2022E	13.7x
Manchester United Plc	3.1	CY 2022E	11.2x

____________

(1)      Assumes fully-diluted shares outstanding and share price as of June 30, 2021.

(2)      Represents post-transaction enterprise value. Assumes no redemptions Isos respective SPAC trust account and assumes new shares are issued at $10.00 per share. Excludes impact of SPAC warrants.

Satisfaction of 80% Test

It is a requirement under the Cayman Constitutional Documents and the NYSE Listed Company Manual that the business or assets acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-transaction enterprise value for Bowlero compared to the trust account balance (excluding deferred underwriters’ compensation) as of the date of the execution of the Original Business Combination Agreement, the Isos Board determined that this requirement was met. The Isos Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of Isos and its stockholders and appropriately reflected Bowlero’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors, such as management strength and depth, as well as quantitative factors such as Isos’s future growth outlook and historical financial results. The Isos Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Bowlero met this requirement.

Interests of the Sponsor Related Persons in the Business Combination

When you consider the recommendation of Isos’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor, LionTree and Isos’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of Isos shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        the 3,963,458 private placement warrants purchased by the Sponsor and the 1,434,370 private placement warrants purchased by LionTree in connection with the IPO for approximately $5.9 million and $2.2 million, respectively (which would be valued at approximately $6.7 million and $2.4 million, respectively, based on the $1.70 closing price of Isos warrants on November 12, 2021), will be worthless if a business combination is not consummated by March 5, 2023 (as may be extended);

•        the fact that the Sponsor acquired 5,814,636 founder shares and LionTree acquired 556,289 founder shares prior to the IPO, for which they each paid approximately $0.004 for each such founder share, which such founder shares (if unrestricted and freely tradeable), would be valued at approximately $58.1 million and $5.6 million, respectively, based on the $10.00 closing price of Isos Class A ordinary shares on November 12, 2021, and that such shares will be worthless if a business combination is not consummated;

•        the fact that Sponsor and LionTree have agreed not to redeem any of their founders shares in connection with a stockholder vote to approve a proposed initial business combination;

•        the fact that upon consummation of the Business Combination, the Sponsor and LionTree are expected to hold an economic ownership in New Bowlero as further described in “Summary of the Proxy Statement/Prospectus — Ownership of New Bowlero following the Business Combination” through their ownership of founder shares (which, assuming no redemptions, a $10.00 share price, forfeiture of all of the earnout shares by the Sponsor and LionTree, and the other assumptions described in “Ownership of New Bowlero following the Business Combination”), is anticipated to be approximately 2.3% of the ownership of New Bowlero immediately upon consummation of the Business Combination;

•        the fact that as a result of the Sponsor and LionTree’s ownership of founder shares for which they paid a nominal amount, the Sponsor and LionTree may receive a positive return on their investment, which may be significant, even if holders of Isos public shares receive a negative return on their investment;

•        the fact that upon completion of the Business Combination, an aggregate amount of $8.6 million in M&A advisory fees, $3.6 million in deferred underwriters’ compensation, and $1.8 million of placement agent fees (payable in connection with the PIPE Offerings) will be payable to LionTree;

•        if the trust account is liquidated, including in the event Isos is unable to complete an initial business combination within the required time period, the Sponsor and LionTree have agreed to indemnify Isos to ensure that the proceeds in the trust account are not reduced below $10.00 per public share by the claims of prospective target businesses with which Isos has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Isos , but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•        the fact that Isos’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Business Combination Agreement; and

•        George Barrios and Michelle Wilson, Isos’s Co-Chief Executive Officers, each of whom is currently a director of Isos, are expected to be directors of New Bowlero after the consummation of the Business Combination, in connection with which they may receive fees for their service as directors.

These interests may influence Isos’s officers and directors in making their recommendation with regard to Isos stockholders’ vote on the Proposals.

The Sponsor and LionTree have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and LionTree collectively own 20.0% of Isos’s issued and outstanding ordinary shares.

Interests of the Bowlero Related Parties in the Business Combination

In considering the recommendation of Bowlero’s board of directors in favor of approval of the Business Combination and the BCA Proposal, you should keep in mind that certain members of the board of directors and executive officers of Bowlero (including Mr. Shannon), as well as Atairos have interests in such proposal that are different from, or in addition to, those of your interests as a stockholder. These interests include, among other things, the interests listed below:

•        Certain of Bowlero’s directors and executive officers are expected to become directors and/or executive officers of New Bowlero upon the closing of the Business Combination.

•        Certain of Bowlero’s executive officers hold stock options of Bowlero. The treatment of such equity awards in connection with the Business Combination is described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities,” which description is incorporated by reference herein.

•        Certain of Bowlero’s directors hold shares of Bowlero. The treatment of such shares in connection with the Business Combination is described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities,” which description is incorporated by reference herein.

•        Each of Mr. Shannon and Mr. Parker are eligible to receive a transaction bonus upon the consummation of the Business Combination. The amount of Mr. Shannon’s bonus is approximately $28.5 million, and is payable 50% in cash and 50% in the form of fully vested shares of New Bowlero Class B common stock. The amount of Mr. Parker’s bonus is approximately $10.8 million, and is payable in cash. Such transaction bonuses are described in “Executive Compensation,” which description is incorporated by reference herein.

•        Each of Mr. Shannon and Mr. Parker are expected to enter into a new employment agreement that will be effective upon the closing of the Business Combination. The material terms that are anticipated to be included in such agreements are described in “Executive Compensation,” which description is incorporated by reference herein.

•        Each of Mr. Shannon, Atairos and Mr. Parker will be entitled to receive 47.59%, 47.59% and 4.821% of the Earnout Shares, respectively, as described in “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities.”

•        Each of Mr. Shannon and Atairos will be entitled to receive Per Share Forfeited Share Consideration, which for each of Mr. Shannon and Atairos will be equal to 402,819.50 shares, assuming no redemptions, and 1,074,185 shares, assuming maximum redemptions.

•        Mr. Shannon will have voting control as described in “Beneficial Ownership of Securities.”

•        Each of Atairos and Mr. Shannon will have board nomination rights and Atairos will also have consent rights under the Stockholders Agreement.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Isos’s entry into the Business Combination Agreement, dated as of July 1, 2021, as amended on November 1, 2021, with Bowlero Corp. (“Bowlero”), a Delaware corporation (a copy of which is attached to the proxy statement/ prospectus as Annex A), pursuant to which, among other things, following the Domestication of Isos to Delaware, Bowlero will merge with and into Isos, with Isos surviving the merger, in accordance with and subject to the terms and conditions of the Business Combination Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then Isos is asking its shareholders to approve the Domestication Proposal. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

The board of directors of Isos has unanimously approved a change of Isos’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with Isos’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, Isos will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Isos will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (i) each outstanding Isos Class A ordinary share will be converted into one share of New Bowlero Class A common stock, (ii) each outstanding Isos Class B ordinary share will be converted into one share of New Bowlero Class A common stock, (iii) each warrant will automatically be modified to entitle the holder to acquire one share of New Bowlero Class A common stock (rather than one share of Isos Class A ordinary share), at $11.50 per share, (iv) each outstanding Isos unit that has not been previously separated will be cancelled and entitle the holder to one share of New Bowlero Class A common stock and one-third of a warrant to acquire New Bowlero Class A common stock, and (v) the governing documents of New Bowlero will be the Proposed Certificate of Incorporation and the Proposed Bylaws.

The Domestication Proposal, if approved, will approve a change of Isos’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Isos is currently governed by the Cayman Islands Companies Act, upon the Domestication, following the Domestication, Isos will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Stockholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Isos will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace Isos’s current memorandum and articles of association under the Cayman Islands Companies Act with a new certificate of incorporation and bylaws under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “The Organizational Documents Proposals,” the Cayman Constitutional Documents of Isos and the Proposed Organizational Documents of New Bowlero attached hereto as Annexes B and C.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of Isos believes that there are several reasons why a reincorporation in Delaware is in the best interests of Isos and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•        Prominence, Predictability, and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Bowlero, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Bowlero’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Bowlero’s incorporation in Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Bowlero to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors will provide appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Isos as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Isos immediately following the Domestication will be the same as those of Isos immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the Transactions are to be consummated, Isos will replace the Cayman Constitutional Documents, under the Cayman Islands Companies Act, with the Proposed Organizational Documents of New Bowlero, under the DGCL.

Isos’s shareholders are asked to consider and vote upon and to approve by special resolution eight separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of each other Condition Precedent Approval. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Isos, the complete text of the Proposed Certification of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Isos encourages shareholders to carefully consult the information set out under the section titled “Comparison of Corporate Governance and Stockholder Rights.”

Authorized Shares	Cayman Constitutional Documents	Proposed Organizational Documents
(Organizational Documents Proposal 3A)	The Cayman Constitutional Documents authorize 300,000,000 Isos Class A ordinary shares, 20,000,000 Isos Class B ordinary shares and 1,000,000 Isos preference shares.

The Proposed Organizational Documents authorize 2,400,000,000 shares of capital stock of Isos (and following the Merger, New Bowlero), consisting of 2,000,000,000 shares of New Bowlero Class A common stock, 200,000,000 shares of New Bowlero Class B common stock, and 200,000,000 shares of New Bowlero preferred stock.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal 3B)

The Cayman Constitutional Documents authorize the issuance of 1,000,000 Isos preference shares with such designation, rights and preferences as may be determined from time to time by Isos’s board of directors. Accordingly, Isos’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue Isos preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of Isos to carry out a conversion of Isos Class B ordinary shares on the Closing Date, as contemplated by the Cayman Constitutional Documents).

The Proposed Organizational Documents authorize the New Bowlero Board to issue all or any shares of New Bowlero preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the New Bowlero Board may determine.

Authorized Shares	Cayman Constitutional Documents	Proposed Organizational Documents
Exclusive Forum Provision (Organizational Documents Proposal 3C)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.
Takeovers by Interested Stockholders Provision (Organizational Documents Proposal 3D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of Isos by a related shareholder following a business combination.

The Proposed Organizational Documents will have New Bowlero elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders, but will provide other similar restrictions regarding takeovers by interested stockholders ((excluding (i) TS and Atairos, (ii) each of their respective affiliates and successors and (iii) any “group”, and any member of any such group, to which any such persons described in clauses (i) or (ii) are a party under Rule 13d-5 of the Exchange Act).

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Organizational Documents Proposal 3E)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

The Proposed Organizational Documents require the affirmative vote of at least two-thirds of the voting power of the outstanding shares to (i) adopt, amend or repeal the Proposed Bylaws, and to (ii) amend, alter, repeal or rescind Section B of Article IV and Articles V, VI, VII, VIII, IX, X, XI and XII of the Proposed Certificate of Incorporation.

Removal of Directors (Organizational Documents Proposal 3F)

The Cayman Constitutional Documents provide that prior to the consummation of the Business Combination, holders of Isos Class B ordinary shares may by an ordinary resolution remove any director, and that after the Business Combination, shareholders may by an ordinary resolution remove any director.

The Proposed Organizational Documents permit the removal of a director at any time, with or without cause, only by (i) the affirmative vote of holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors if the New Bowlero Class B common stock issued and outstanding represents at least 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) the affirmative vote of holders of at least

Authorized Shares	Cayman Constitutional Documents	Proposed Organizational Documents

two-thirds in voting power of all the then-issued and outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the issued and outstanding New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders.

Voting Rights of Common Stock (Organizational Documents Proposal 3G)

The Cayman Constitutional Documents provide that the holders of Isos Class A ordinary shares and Isos Class B ordinary shares are entitled to one vote per share on each matter properly submitted to Isos’s shareholders entitled to vote.

The Proposed Certificate of Incorporation provides that holders of shares of New Bowlero Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote and holders of shares of New Bowlero Class A common stock will have one vote on each matter properly submitted to the stockholders entitled to vote.

Other Changes in Connection With Adoption of Proposed Organizational Documents (Organizational Documents Proposal 3H)	The Cayman Constitutional Documents include provisions related to Isos’s status as a blank check company prior to the consummation of a business combination.

The Proposed Organizational Documents do not include such provisions related to Isos’s status as a blank check company, which no longer will apply upon consummation of the Transactions, as Isos will cease to be a blank check company at such time.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in Organizational Documents Proposals 3A-3H, and that the name of New Bowlero be changed from ‘Isos Acquisition Corporation’ to ‘Bowlero Corp.’”

Implementation of each of the Organizational Documents Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in these Organizational Documents Proposals, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Transactions) if our shareholders approve the Organizational Documents Proposal.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION
OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE
PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3A — to authorize the change in the authorized capital stock of Isos from 300,000,000 Isos Class A ordinary shares, 20,000,000 Isos Class B ordinary shares and 1,000,000 Isos preference shares to 2,400,000,000 shares of capital stock of Isos (and following the Merger, New Bowlero), consisting of 2,000,000,000 shares of New Bowlero Class A common stock, 200,000,000 shares of New Bowlero Class B common stock, and 200,000,000 shares of New Bowlero preferred stock.

As of the date of this proxy statement/prospectus, there are (i) 25,483,700 Isos Class A ordinary shares issued and outstanding, (ii) 6,370,925 Isos Class B ordinary shares issued and outstanding and (iii) no Isos preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 8,494,566 public warrants and 5,397,828 private placement warrants of Isos, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the Isos warrants will be exercisable after giving effect to the Merger for one share of New Bowlero Class A common stock at an exercise price of $11.50 per share. No Isos warrants are exercisable until the later of 30 days after the Closing and 12 months following the closing of its initial public offering.

Pursuant to the Business Combination Agreement, Isos will issue an aggregate of up to 120,911,014 shares of New Bowlero common stock and 105,000 shares of New Bowlero preferred stock, and pursuant to the PIPE Offerings and the Forward Purchase Contract, New Bowlero will issue 25,000,000 shares of New Bowlero Class A common stock and 95,000 shares of New Bowlero preferred stock to the PIPE Investors.

In order to ensure that New Bowlero has sufficient authorized capital for future issuances, Isos’s board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of Isos change the authorized capital stock of Isos from (i) from 300,000,000 Isos Class A ordinary shares, 20,000,000 Isos Class B ordinary shares and 1,000,000 Isos preference shares to (ii) 2,400,000,000 shares of capital stock of Isos (and following the Merger, New Bowlero), consisting of 2,000,000,000 shares of New Bowlero Class A common stock, 200,000,000 shares of New Bowlero Class B common stock, and 200,000,000 shares of New Bowlero preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New Bowlero that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal 3A requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3A.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF NEW BOWLERO PREFERRED STOCK AT THE BOARD OF DIRECTORS’ DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3B — to authorize the board of directors of New Bowlero to issue any or all shares of New Bowlero preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal 3B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Bowlero after the Business Combination.

If Organizational Documents Proposal 3A is approved, the number of authorized shares of New Bowlero preferred stock will be 200,000,000 shares. Approval of this Organizational Documents Proposal 3B will allow for issuance of any or all of these shares of New Bowlero preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of New Bowlero preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Bowlero and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Bowlero and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Bowlero, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Bowlero Board to issue the authorized preferred stock on its own volition will enable New Bowlero to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Bowlero currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal 3B requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3B.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3C — APPROVAL OF PROPOSAL REGARDING ADOPTING DELAWARE AS THE EXCLUSIVE FORUM FOR CERTAIN STOCKHOLDER LITIGATION

Overview

Organizational Documents Proposal 3C — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware (the “Court of Chancery”) be the sole and exclusive forum (or, in the event that the Court of Chancery does not have jurisdiction, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of New Bowlero, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of New Bowlero to New Bowlero or New Bowlero’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. The Proposed Certificate of Incorporation’s exclusive forum provisions do not apply to claims arising under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Bowlero in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New Bowlero will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and New Bowlero with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided, that these exclusive forum provisions will not apply to suits brought to enforce any cause of action arising under the Securities Act or to any claim for which the federal courts have exclusive jurisdiction. In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New Bowlero’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Vote Required for Approval

The approval of Organizational Documents Proposal 3C requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3C.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3D — APPROVAL OF PROPOSAL REGARDING ELECTION TO NOT BE GOVERNED BY SECTION 203 OF THE DGCL

Overview

Organizational Documents Proposal 3D — to authorize electing not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders and, instead, be governed by a provision substantially similar to Section 203 of the DGCL.

The Proposed Organizational Documents will cause New Bowlero to not to be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Isos’s board of directors intends to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

New Bowlero will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Transactions or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

Isos’s board of directors has elected to opt out of Section 203, but the board of directors believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New Bowlero. Such provisions may make it more difficult for an acquiror to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New Bowlero that have not been approved by the board of directors. The board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, they would not ultimately prevent a potential takeover that enjoys the support of stockholders and that they will also help to prevent a third party from acquiring “creeping control” of New Bowlero without paying a fair premium to all stockholders.

Vote Required for Approval

The approval of Organizational Documents Proposal 3D requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3D.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3E — APPROVAL OF PROPOSAL REGARDING ADOPTION OF SUPERMAJORITY VOTE REQURIEMENT TO AMEND THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3E — to approve provisions providing that the affirmative vote of at least two-thirds of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors will be required for stockholders to adopt, amend, or repeal certain provisions of the Proposed Certificate of Incorporation or the Proposed Bylaws.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. The Proposed Organizational Documents require the affirmative vote of at least two-thirds of the voting power of the outstanding shares to (i) adopt, amend or repeal the Proposed Bylaws, and to (ii) amend, alter, repeal or rescind Section B of Article IV and Articles V, VI, VII, VIII, IX, X, XI and XII of the Proposed Certificate of Incorporation. The amendments are intended to protect the Proposed Bylaws and certain key provisions of the Proposed Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Vote Required for Approval

The approval of Organizational Documents Proposal 3E requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3E is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3E will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3E.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3F — APPROVAL OF PROPOSAL REGARDING ADOPTION OF SUPERMAJORITY VOTE REQUIREMENT TO REMOVE DIRECTORS

Overview

Organizational Documents Proposal 3F — to approve provisions permitting the removal of a director only upon the affirmative vote of the holders of at least two-thirds in voting power of all the then- issued and outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the issued and outstanding New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The Cayman Constitutional Documents provide that prior to the consummation of the Business Combination, holders of Isos Class B ordinary shares may by an ordinary resolution remove any director, and that after the Business Combination, shareholders may by an ordinary resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, a director can be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors. The Proposed Organizational Documents permit the removal of a director at any time, with or without cause, only by (i) the affirmative vote of holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors if the New Bowlero Class B common stock issued and outstanding represents at least 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) the affirmative vote of holders of at least two-thirds in voting power of all the then-issued and outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the issued and outstanding New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders. Isos’s board of directors believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of New Bowlero’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the New Bowlero Board.

Vote Required for Approval

The approval of Organizational Documents Proposal 3F requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3F is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3E will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3F.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3G — APPROVAL OF PROPOSAL REGARDING VOTING RIGHTS OF COMMON STOCK

Overview

Organizational Documents Proposal 3G — to approve provisions entitling Holders of shares of New Bowlero Class A common stock to cast one vote per share of New Bowlero Class A common stock and holders of shares of New Bowlero Class B common stock to cast 10 votes per share of New Bowlero Class B common stock on each matter properly submitted to New Bowlero’s stockholders entitled to vote, as opposed to each Isos Class A ordinary share and Isos Class B ordinary share being entitled to one vote per share on each matter properly submitted to Isos’s shareholders entitled to vote.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The Proposed Certificate of Incorporation provides that holders of shares of New Bowlero Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote and holders of shares of New Bowlero Class A common stock will have one vote on each matter properly submitted to the stockholders entitled to vote. New Bowlero Class B common stock will be permitted to be held directly or indirectly only by Mr. Shannon (or by one or more of his Permitted Transferees (as defined in the Proposed Certificate of Incorporation)). Except for the issuance of shares of New Bowlero Class B common stock to Mr. Shannon, directly or indirectly, at the Effective Time, a dividend payable in accordance with Section 4 of Article Fourth of the Proposed Certificate of Incorporation, or a reclassification, subdivision or combination in accordance with Section 6 of Article Fourth of the Proposed Certificate of Incorporation, New Bowlero may not at any time after the Effective Time issue any additional shares of New Bowlero Class B common stock. Upon the consummation of the Merger, Mr. Shannon will directly or indirectly hold in the aggregate approximately 84.7% of the total voting power of our outstanding capital stock. We expect to maintain this concentrated voting power with Mr. Shannon for the foreseeable future.

The Isos board of directors believes that our proposed multi-class stock structure will preserve Bowlero’s existing founder-led governance structure, facilitate continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies, and discourage certain types of transactions that may involve an actual or threatened acquisition of New Bowlero, all of which we believe is essential to the long-term success of New Bowlero and to long-term stockholder value.

Vote Required for Approval

The approval of Organizational Documents Proposal 3G requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3G is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3G will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3G.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3H — APPROVAL OF PROPOSAL
REGARDING OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE
PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3H — to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Isos Acquisition Corporation” to “Bowlero Corp.”, (ii) making New Bowlero’s corporate existence perpetual, and (iii) removing certain provisions related to ISOS’s status as a blank check company that will no longer be applicable upon consummation of the Transactions, all of which Isos’s board of directors believes is necessary to adequately address the needs of New Bowlero after the Transactions.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of Isos’s operations should Isos not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Transactions, New Bowlero will not be a blank check company.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Bowlero, copies of which are attached to this proxy statement/prospectus as Annexes B and C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Isos’s board of directors believes that changing New Bowlero’s corporate name from “Isos Acquisition Corp.” to “Bowlero Corp.” and making corporate existence perpetual is desirable to reflect the Transactions with Bowlero and to clearly identify New Bowlero as the publicly traded entity.

Additionally, perpetual existence is the usual period of existence for corporations, and Isos’s board of directors believes that it is the most appropriate period for New Bowlero following the Transactions. The elimination of certain provisions related to Isos’s status as a blank check company is desirable because these provisions will serve no purpose following the Transactions. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Bowlero and allow it to continue as a corporate entity with perpetual existence following consummation of the Transactions. Perpetual existence is the usual period of existence for public corporations, and Isos’s board of directors believes it is the most appropriate period for New Bowlero following the Transactions. In addition, certain other provisions in Isos’s current organizational documents require that proceeds from Isos’s initial public offering be held in the trust account until a business combination or liquidation of Isos has occurred. These provisions cease to apply once the Transactions are consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal 3H requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal 3H is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, Organizational Documents Proposal 3G will have no effect, even if approved by holders of ordinary shares.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3H.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE DIRECTOR ELECTION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal and each of the Organizational Documents Proposals are approved, to consider and vote upon a proposal to elect nine directors, who, upon consummation of the Business Combination, will be the directors of New Bowlero (“Director Election Proposal”).

Assuming the BCA Proposal and each of the Organizational Documents Proposals are approved, Isos’s stockholders are also being asked to approve and adopt the Director Election Proposal.

Nominees

As contemplated by the Business Combination Agreement, the New Bowlero Board following consummation of the Business Combination will consist of nine directors:

•        Thomas F. Shannon

•        Brett I. Parker

•        John A. Young

•        Three designees to be designated by Atairos pursuant to the Stockholders Agreement, who will be Michael J. Angelakis, Rachael A. Wagner and Robert J. Bass.

•        George Barrios

•        Michelle Wilson

•        One additional individual to be nominated in accordance with the Stockholders Agreement, who will be Sandeep Mathrani.

Accordingly, our board of directors has nominated each of Thomas F. Shannon, Brett I. Parker, John A. Young, Michael J. Angelakis, Rachael A. Wagner, Robert J. Bass, George Barrios, Michelle Wilson and Sandeep Mathrani to serve as our directors upon the consummation of the Business Combination, in each case, in accordance with the terms and subject to the conditions of the Organizational Documents. For more information on the experience of each of these director nominees, please see the section titled “Management of New Bowlero Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires the affirmative vote (attending virtually or by proxy) of the holders of a plurality of the votes cast at the extraordinary general meeting. This means that the nine nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Abstentions or failure to vote by proxy or to vote virtually at the extraordinary general meeting and broker non-votes will have no effect on the vote since a plurality of the votes cast is required for the election of each nominee.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Thomas F. Shannon, Brett I. Parker, John A. Young, Michael J. Angelakis, Rachael A. Wagner, Robert J. Bass, George Barrios, Michelle Wilson, and Sandeep Mathrani be appointed as directors of the Company upon the effectiveness of the Business Combination.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE STOCK ISSUANCE PROPOSAL

Assuming the Business Combination Proposal is approved, Isos’s stockholders are also being asked to approve the issuance of (a) 15,000,000 shares of New Bowlero Class A common stock and 95,000 shares of New Bowlero preferred stock to the PIPE Investors, (b) 120,911,014 of New Bowlero common stock and 105,000 shares of New Bowlero preferred stock to the Bowlero Stockholders pursuant to the Business Combination Agreement, (c) 15,384,615 shares of New Bowlero Class A common stock issuable upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement or to be issued and sold in the Preferred PIPE Offering, and (d) 10,000,000 shares of New Bowlero Class A common to be sold pursuant to the Forward Purchase Contract.

Why Isos Needs Stockholder Approval

The Isos Board is seeking stockholder approval in order to comply with Section 312.03(c) of the NYSE Listed Company Manual. Under Section 312.03(c) of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if such securities are not issued in a public offering for cash and (a) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or (b) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock. Isos will issue shares representing 20% or more of the number of outstanding shares of Isos common stock prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Business Combination Agreement and the PIPE Offerings.

Effect of Proposal on Current Stockholders

If the Stock Issuance Proposal is adopted, up to an aggregate of 98,903,420 shares of New Bowlero Class A common stock and 62,392,209 shares of New Bowlero Class B common stock may be issued in connection with the Business Combination, the PIPE Offerings and pursuant to the Forward Purchase Contract, representing up to 506% of the Isos ordinary shares outstanding on the date hereof. The issuance of such shares would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in our voting power, liquidation value and aggregate book value.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the rules of the NYSE, the issuance of shares of New Bowlero common stock and New Bowlero preferred stock pursuant to the Business Combination Agreement, the PIPE Offerings and the Forward Purchase Contract, including to Bowlero Stockholders, the PIPE Investors and the Forward Purchase Contract investors, and the issuance of New Bowlero Class A common stock upon conversion of the New Bowlero preferred stock to be issued pursuant to the Business Combination Agreement and to be issued and sold in the Preferred PIPE Offering be approved in all respects.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as ashareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE INCENTIVE PLAN PROPOSAL

Overview

Our board of directors approved the Bowlero Corp. 2021 Omnibus Incentive Plan (the “Incentive Plan”), effective as of the consummation of the Business Combination, subject to the approval of our shareholders. The purpose of the Incentive Plan is to (i) attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of shares in the Company or a targeted dollar value if denominated in cash and (ii) align the interests of key personnel with those of the Company’s shareholders. We are seeking shareholder approval of the Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE Listing Rules.

We believe that the Incentive Plan is essential to our success. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our shareholders by giving them an equity stake in the Company and providing a means of recognizing their contributions to the success of the Company. The Board of Directors of Isos and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help the Company meet its goals.

If approved by our shareholders, the Incentive Plan will become effective upon the consummation of the Business Combination.

Summary of the Incentive Plan

Set forth below is a summary of the material terms of the Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which is attached to this proxy statement/prospectus statement as Annex K. We urge our shareholders to read carefully the entire Incentive Plan before voting on this proposal.

Administration.    The compensation committee of our board of directors will administer the Incentive Plan. The compensation committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Incentive Plan. The compensation committee will have full discretion to administer and interpret the Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility.    Any current or prospective employees, directors, officers, consultants or advisors of New Bowlero who are selected by the compensation committee will be eligible for awards under the Incentive Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the Incentive Plan.

Number of Shares Authorized.    Pursuant to the Incentive Plan, we have reserved an aggregate number of shares of our common stock for issuance of awards to be granted thereunder (the “Initial Pool”) equal to the sum of (i) 15% of the outstanding shares of our common stock immediately following the consummation of the Business Combination, plus (ii) the number of Earnout Shares issued under the Business Combination Agreement to holders of Bowlero stock options, plus (iii) the number of shares covered by the stock options that are expected to be granted to Mr. Shannon and Mr. Parker at or shortly after the consummation of the Business Combination (see below under “New Plan Benefits”), subject to an annual increase equal to the lesser of (a) 2% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by our board of directors. The number of shares in the Initial Pool will not be determinable until the consummation of the Business Combination but is expected to be approximately 28,704,788 shares. The number of shares that may be issued with respect to incentive stock options under the Incentive Plan is equal to the Initial Pool. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the board of directors during such year will be $500,000. If any award granted under the Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested (in the case of restricted stock) or exercised, shares of our common stock subject to such award will again be made available for future grants. However, any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Incentive Plan.

Change in Capitalization.    If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization (including a change in control, as defined in Incentive Plan) or applicable law or circumstances, such that the compensation committee determines that an adjustment to the terms of the Incentive Plan (or awards thereunder) is necessary or appropriate, then the compensation committee shall make adjustments in a manner that it deems equitable, including by: (i) adjusting the number of shares reserved for issuance under the Incentive Plan, the number of shares covered by awards then outstanding under the Incentive Plan, the limitations on awards under the Incentive Plan, the exercise price of outstanding options, the strike price of outstanding stock appreciation rights or any applicable performance measures or criteria, (ii) providing for a substitution or assumption of awards under the Incentive Plan (iii) accelerating the delivery, vesting and/or exercisability of, lapse of restrictions and/or other conditions on, or termination of, awards under the Incentive Plan, (iv) providing for a period of time not exceeding ten (10) days for the exercise of awards under the Incentive Plan prior to the occurrence of such event (v) cancelling any awards under the Incentive Plan in exchange for consideration equal to value of the underlying award, or (vi) such other equitable substitution or adjustments as the compensation committee may determine appropriate.

Awards Available for Grant.    The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”

Stock Options.    The compensation committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Incentive Plan shall be nonqualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Incentive Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% shareholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder), provided that if the term of a nonqualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the compensation committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes, based upon the fair market value of the withheld shares on the date of exercise. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights.    The compensation committee will be authorized to award SARs under the Incentive Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Incentive Plan will be 10 years from the date of grant.

Restricted Stock.    The compensation committee will be authorized to grant restricted stock under the Incentive Plan, which will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the compensation committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards.    The compensation committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the compensation committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the compensation committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the compensation committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the compensation committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the compensation committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards and Other Cash-Based Awards.    The compensation committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the compensation committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control.    Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Incentive Plan), the compensation committee may, in addition to, or as an alternative to, the actions described under the “Change in Capitalization” section above, provide for (i) continuation or assumption of such outstanding awards under the Incentive Plan by the surviving corporation or its parent, (ii) substitution by the surviving corporation or its parent of awards with substantially the same terms and value as the outstanding awards under the Incentive Plan, (iii) acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or other performance conditions deemed met at target) or right to exercise any stock options or stock appreciation rights immediately prior to the change in control, or (iv) in the case of a stock option or stock appreciation right, cancelation in consideration of a payment in cash or other consideration to the holder of such stock option or stock appreciation right equal to the intrinsic value (as defined in the Incentive Plan) of such stock option or stock appreciation right as of the change in control. Notwithstanding the above, the compensation committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability.    Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the compensation committee permits the award to be transferred to a permitted transferee (as defined in the Incentive Plan).

Amendment.    The Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Incentive Plan at any time, subject to shareholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without shareholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the compensation committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the compensation committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the compensation committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, shareholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture.    Awards may be subject to clawback or forfeiture to the extent (i) the participant engaged in or engages in activity that is in conflict with or adverse to the interests of the Company, including fraud or conduct contributing to any financial restatements or irregularities, (ii) the participant violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company, (iii) the participant is terminated for Cause (as defined in the Incentive Plan), (iv) required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of NYSE or other applicable securities exchange, or (v) if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Summary of Federal Income Tax Consequences of Awards

The following is a brief summary of the principal United States federal income tax consequences of awards and transactions under the Plan. This summary is not intended to be exhaustive and, among other things, does not describe local, state or foreign tax consequences.

Stock Options and Stock Appreciation Rights.    A participant will not recognize any income at the time an NSO or SAR is granted, nor will the Company be entitled to a deduction at that time.

•        When a nonqualified option is exercised, the participants will recognize ordinary income in an amount equal to the excess of the fair market value of the shares received as of the date of exercise over the exercise price.

•        When an incentive stock option (“ISO”) is exercised, a participant will not recognize any income at the time of grant or exercise. However, the excess of the fair market value of the shares received on the date of exercise over the exercise price paid could create a liability under the alternative minimum tax.

•        If a participant disposes of the shares acquired on exercise of an ISO after the later of two years after the date of grant of the ISO or one year after the date of exercise of the ISO (the “holding period”), the gain (i.e., the excess of the proceeds received on sale over the exercise price paid), if any, will be long-term capital gain eligible for favorable tax rates.

•        If the participant disposes of the shares prior to the end of the holding period, the disposition is a “disqualifying disposition”. The participant will then recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the lesser of (i) the fair market value of the shares received on the date of exercise or (ii) the amount received for the shares, over the exercise price paid. The balance of the gain or the loss, if any, will be long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to disposition. If a participant recognizes ordinary income as a result of a disqualifying disposition, the Company will be entitled to a deduction in the same amount as the participant recognizes ordinary income.

•        When a SAR is exercised, a participant will recognize ordinary income in an amount equal to the cash received or, if the SAR is paid in shares, the fair market value of the shares received as of the date of exercise.

Upon the exercise of stock options or SARs, the compensation committee may require that the participant pay the Company an amount sufficient to satisfy any applicable tax withholding obligations (as calculated at the applicable minimum statutory rate). The compensation committee may also accept payment of tax withholding obligations through any of the exercise price payment methods described in the Incentive Plan.

The Company will be entitled to a tax deduction with respect to an nonqualified option in the same amount as the participant recognizes income. The Company is not entitled to a deduction as a result of the grant or exercise of an ISO.

•        Restricted Stock Units and Restricted Stock:    A participant will not recognize any income at the time an RSU or award of restricted stock is granted, nor will the Company be entitled to a deduction at that time.

•        Upon settlement of an RSU:    The participant will recognize ordinary income in an amount equal to the fair market value of the shares received or, if the RSU is paid in cash, the amount payable.

•        Upon vesting of shares of restricted stock:    In the year in which shares of restricted stock are no longer subject to a substantial risk of forfeiture (i.e., in the year that the shares vest), the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the participant paid for the shares. A participant may, however, elect within 30 days after being granted restricted stock to recognize ordinary income in the year of receipt instead of the year of vesting. If an election is made, the amount of income recognized by the participant will be equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the participant paid for the shares.

Payroll taxes are required to be withheld from the participant on the amount of ordinary income recognized by the participant. The Company will be entitled to a tax deduction in the same amount as the participant recognizes income.

Cash Awards.    A participant will not recognize any income at the time a cash-based award is granted. The participant will recognize income at the time that cash is paid to the participant pursuant to a cash-based award, in the amount paid. The Company will satisfy the participant’s tax withholding obligations by withholding cash from the payment. The Company will be entitled to a tax deduction in the same amount as the participant recognizes income.

New Plan Benefits

The table below sets forth the number of shares of our common stock subject to the stock options that are expected to be granted to Mr. Shannon and Mr. Parker under the Incentive Plan at or shortly after the consummation of the Business Combination. The number of shares subject to the options shown in the table are on a pre-conversion basis and do not reflect the conversion of shares contemplated by the Business Combination Agreement. The number of shares subject to the options following the conversion is not yet determinable. When converted, the option granted to Mr. Shannon will relate to Class B shares of our common stock, and the option granted to Mr. Parker will relate to Class A shares of our common stock. The fair market value of these options will depend on future stock prices and therefore these values are not currently determinable.

As discussed above under “Employment Agreements with Named Executive Officers,” we expect to enter into a new employment agreement with each of Mr. Shannon and Mr. Parker, which will provide each executive with an additional initial equity grant under the Incentive Plan. The number of shares subject to each of the grants has not yet been determined. Grants under the Incentive Plan to other participants, and any additional grants to Mr. Shannon and Mr. Parker, will be made at the discretion of the plan administrator and are not currently determinable.

Name and Principal Position	Number of Shares Subject to Options on a Pre-Conversion Basis
Thomas F. Shannon Chairman, Chief Executive Officer, Director	18,881
Brett I. Parker Vice Chairman, President, Chief Financial Officer, Secretary and Director	7,162

Equity Compensation Plan Information

No shares of our common stock were covered by awards outstanding under any equity compensation plan as of June 27, 2021. The following table provides information about the options to purchase shares of common stock of Bowlero Corp. outstanding under the Bowlmor AMF Corp. 2017 Stock Incentive (the “2017 Plan”) as of June 27, 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,990,333	$212.86	45,825
Equity compensation plans not approved by security holders	—	—	—

____________

(1)      The numbers of shares and the weighted average exercise price set forth in the table are on a pre-conversion basis. Pursuant to the Business Combination Agreement, New Bowlero will assume the 2017 Plan as of the Effective Time, and each stock option granted under the 2017 Plan that is outstanding as of immediately prior to the Effective Time for which the holder elected to have assumed by New Bowlero will be assumed by New Bowlero and converted into an option, issued under the 2017 Plan, to purchase shares of New Bowlero common stock and the contingent right to receive a number of Earnout Shares following the Closing. No new awards will be granted under the 2017 Plan once the Business Combination is consummated.

Vote Required for Approval

The Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Incentive Plan Proposal will have no effect, even if approved at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Isos’s adoption of the Incentive Plan be approved, ratified and confirmed in all respects.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE ESPP PROPOSAL

Overview

Our board of directors approved the Bowlero Corp. Employee Stock Purchase Plan (the “ESPP”) and adopt the ESPP, effective as of the consummation of the Business Combination, subject to the approval of our shareholders. The purpose of the ESPP is to provide eligible employees of the Company and certain designated subsidiaries with a convenient opportunity to purchase shares of our common stock. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of the Company, the ESPP will motivate employees to offer their maximum effort to the Company and help focus them on the creation of long-term value consistent with the interests of our shareholders.

If approved by our shareholders, the ESPP will become effective upon the consummation of the Business Combination.

Summary of the Employee Stock Purchase Plan

Set forth below is a summary of the material terms of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus statement as Annex L. We urge our shareholders to read carefully the entire ESPP before voting on this proposal.

Administration.     The compensation committee of our board of directors will administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, the plan administrator has full discretion to administer and interpret the ESPP and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the duration, frequency, start date and end dates of offering periods.

Eligibility.     Generally, all regular employees, including executive officers, employed by the Company or one of the Company’s designated subsidiaries, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, an aggregate amount equal to their contribution for the purchase of our common stock under the ESPP. Unless otherwise determined by the plan administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of common stock on the first trading date of an offering or (ii) 85% of the fair market value of a share of common stock on the date of purchase.

Number of Shares Authorized.     Pursuant to the ESPP, we have reserved an aggregate number of shares of our common stock for issuance of awards to be granted thereunder equal to 3% of the outstanding shares of our common stock immediately following the consummation of the Business Combination (the “Initial ESPP Pool”), subject to an annual increase equal to the lesser of (a) 1% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year, (b) 1,753,487 shares and (c) such smaller number of shares as is determined by our board of directors. The number of shares in the Initial Pool will not be determinable until the consummation of the Business Combination but is expected to be approximately 5,260,462 shares.

Limitations.     Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; (iii) continuous employment for a period of at least sixty days; or (iv) classified as an employee for tax purposes. No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.     In the event that there occurs a change in the Company’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.     In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then each offering period in progress will be shortened and a new purchase date will be set by the compensation committee, and such purchase rights will terminate immediately.

ESPP Amendment or Termination.     Our board of directors will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. The Company must obtain shareholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.

The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally will not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

ESPP Benefits

Purchase rights are subject to an eligible employee’s discretion, including an employee’s decision not to participate in the ESPP, and awards under the ESPP are not determinable. Directors who are not employees are not eligible to participate in, and will not receive any benefit under, the ESPP.

Vote Required for Approval

The ESPP Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The ESPP Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the ESPP Proposal will have no effect, even if approved at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Isos’s adoption of the ESPP be approved, ratified and confirmed in all respects.”

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows Isos’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and/or its affiliates to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, Isos’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved”.

Recommendation of the Isos Board of Directors

THE ISOS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ISOS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Isos’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Isos and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Isos’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations generally applicable to Isos shareholders of Class A ordinary shares and warrants of the Domestication and exercise of redemption rights. The following discussion also summarizes certain U.S. federal income tax consequences for U.S. Holders and Non-U.S. Holders of owning and disposing of shares of New Bowlero common stock or warrants after the Domestication. This section applies only to Isos shareholders that hold their Class A ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        the Sponsor or its affiliates;

•        foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulations Section 1.367(b)-3(b)(1)(ii);

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “— Effects of Section 367 on U.S. Holders”;

•        persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

This discussion, as well as the opinion of Hughes Hubbard & Reed LLP described below, is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change or differing interpretations, which could apply retroactively and could affect the tax considerations described herein. This discussion does not address the special tax accounting rules under Section 451(b) of the Code, the alternative minimum tax, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships (or any entities or arrangements characterized as partnerships for U.S. federal income tax purposes) or persons who hold our securities through such entities or arrangements. If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds Isos Class A ordinary shares or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Isos Class A ordinary shares or warrants and persons that are treated as partners of such partnerships are urged to consult with their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

EACH HOLDER IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of Isos Class A ordinary shares or warrants who or that is, for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States,

•        a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•        an estate whose income is subject to U.S. federal income tax regardless of its source, or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders

The discussion under this heading “— Effects of the Domestication to U.S. Holders” constitutes the opinion of Hughes Hubbard & Reed LLP, special U.S. tax counsel to Isos, insofar as they address the material U.S. federal income tax considerations of the Domestication for beneficial owners of Isos shareholders of Class A ordinary shares and warrants, and discuss matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, based on, and subject to qualifications, assumptions and limitations stated herein and in the opinion included as Exhibit 8.1 hereto, as well as representations and covenants of Isos (the “Domestication Tax Opinion”). If any of the assumptions, representations or covenants on which the Domestication Tax Opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with or there is a subsequent change in applicable law, the validity of the Domestication Tax Opinion may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the Domestication Tax Opinion or that a court would not sustain such a challenge.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization includes a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Isos will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

The Domestication should qualify as an F Reorganization.

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Isos Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 on U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if Isos

(i) transferred all of its assets and liabilities to New Bowlero in exchange for all of the outstanding common stock and warrants of New Bowlero; and (ii) then distributed such common stock and warrants of New Bowlero to the holders of securities of Isos in liquidation of Isos. The taxable year of Isos will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its Isos Class A ordinary shares or warrants in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New Bowlero common stock or warrants received or deemed received in the Domestication and the U.S. Holder’s adjusted tax basis in its Isos Class A ordinary shares or warrants converted or deemed converted therefor. In such event, such U.S. Holder’s basis in the shares of New Bowlero common stock or warrants would be equal to their respective fair market values on the date of the Domestication and such U.S. Holder’s holding period for New Bowlero common stock or warrants would begin on the day following the date of the Domestication. The remainder of this discussion assumes that the Domestication will qualify as an F Reorganization.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to Isos Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of New Bowlero common stock or warrant received or deemed received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Isos Class A ordinary share or warrant converted or deemed converted therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of New Bowlero common stock or warrant received or deemed received by a U.S. Holder will include such U.S. Holder’s holding period for the Isos Class A ordinary share or warrant converted or deemed converted therefor.

Effects of Section 367 on U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to Isos Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

A. “U.S. Shareholders” of Isos

Subject to the PFIC discussion below, a U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of Isos stock entitled to vote or 10% or more of the total value of all classes of Isos stock (a “U.S. Shareholder”), must include in income as a dividend the “all earnings and profits amount” attributable to the Isos Class A ordinary shares it directly owns, within the meaning of the Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Isos warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult with their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its Isos Class A ordinary shares is the net positive earnings and profits (if any) of Isos (as determined under Treasury Regulations under Section 367) attributable to such Isos Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such Isos Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Isos does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If Isos’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Shareholder should not be required to include in gross income the all earnings and profits amount with respect to its Isos Class A ordinary shares. If Isos’s cumulative net earnings and profits are greater than zero, then a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

B. U.S. Holders that Own Less Than 10 Percent of Isos

Subject to the PFIC discussion below, a U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) Isos Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s Isos Class A ordinary shares as described below.

Unless such a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Bowlero common stock received in the Domestication in an amount equal to the excess of the fair market value of such New Bowlero common stock over the U.S. Holder’s adjusted tax basis in the Isos Class A ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Isos Class A ordinary shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Isos establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Isos Class A ordinary shares and (B) a representation that the U.S. Holder has notified Isos (or New Bowlero) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations; provided that if Isos has never had earnings and profits, a U.S. Holder may, in lieu of the information described in clauses (iv) through (vi) above, provide a statement from New Bowlero that Isos never had any earning and profits.

In addition, the election must be attached by an electing U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication, and (unless the U.S. Holder has received a statement from New Bowlero to the effect that Isos never had any earnings and profits) the U.S. Holder must send notice of making the election to New Bowlero no later than the date such tax return is filed. In connection with this election, New Bowlero intends to provide each U.S. Holder eligible to make such an election with information regarding Isos’s earnings and profits upon request.

Isos does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant, if any, income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION AND THE CONSEQUENCES OF MAKING AN ELECTION.

C. U.S. Holders that Own Isos Class A Ordinary Shares with a Fair Market Value of Less Than $50,000

Subject to the “— PFIC Considerations” discussion below, a U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) Isos Class A ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the “— PFIC Considerations” discussion below, a U.S. Holder of warrants should not be subject to U.S. federal income tax as a result of the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “— Effects of Section 367 on U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A. Definition of a PFIC

Subject to the start-up exception described in the next paragraph, a foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by Isos would be considered to be passive income and cash held by Isos would be considered to be a passive asset.

Under the start-up exception, a foreign corporation that would otherwise be treated as a PFIC will not be a PFIC for the first taxable year that the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) it is established to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

B. PFIC Status of Isos

Based upon the composition of its income and assets, and upon a review of its financial statements, Isos believes that, but for application of the start-up exception described below, it would likely be considered a PFIC for its current taxable year.

An election to have Isos’s current taxable year begin on the date of its formation, December 29, 2020, is expected to be made. If the Domestication is completed in the current taxable year and the IRS respects the taxable year election, Isos believes that it will satisfy the requirements for the start-up exception for the current taxable year and, therefore, it should not be treated as a PFIC for the current taxable year. Even if the IRS does not respect the taxable year election, Isos may still be able to satisfy the start-up exception because it did not have gross income in 2020. However, the IRS or a court is not bound by Isos’s position. Further, such determination is factual in nature and subject to change. Therefore, no assurance can be provided that Isos will not be treated as a PFIC.

The applicability of the start-up exception is subject to substantial uncertainty and U.S. Holders are urged to consult with their own tax advisors in this regard. In the case that Isos were to be determined to be a PFIC, U.S. Holders could be subject to adverse PFIC rules as a result of the Domestication.

These rules are discussed in the immediately following paragraphs.

C. Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose converting warrants for newly issued warrants in the Domestication) recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of Isos Class A ordinary shares and warrants upon the Domestication if:

(i)     Isos were classified as a PFIC at any time during such U.S. Holder’s holding period in such Isos Class A ordinary shares or warrants, and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Isos Class A ordinary shares or in which Isos was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such Isos Class A ordinary shares. Generally, Treasury Regulations provide that neither election applies to Isos warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Isos.

Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Isos Class A ordinary shares or warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Isos was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 on U.S. Holders” above) would generally be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, if Isos is treated as a PFIC, U.S. Holders of Isos Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Isos Class A ordinary shares and warrants under the PFIC rules in the manner set forth above. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) would generally not be subject to the adverse PFIC rules discussed above with respect to its Isos Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Isos, whether or not such amounts are actually distributed.

The application of the PFIC rules to warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an Isos warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as described below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition with respect to Isos warrants as a result of the Domestication.

Any gain recognized by a U.S. Holder of Isos Class A ordinary shares or warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POTENTIAL EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

D. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Isos Class A ordinary shares (but not warrants) if Isos is classified as a PFIC will depend on whether the U.S. Holder has made a timely and effective election to treat Isos as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Isos Class A ordinary shares during which Isos qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Isos Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its Isos Class A ordinary shares. U.S. Holders are urged to consult with their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. holder that makes a QEF election is required to include in income on an annual basis its share of the PFIC’s net capital gain and ordinary income, if any. A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to Isos is contingent upon, among other things, the provision by New Bowlero (as successor to Isos) of a “PFIC Annual Information Statement” to such U.S. Holder. New Bowlero intends to provide such information. To the extent that there is uncertainty as to whether Isos is a PFIC, a U.S. Holder may preserve its ability to make a retroactive QEF Election by filing a protective statement setting forth the U.S. Holder’s reasonable belief that Isos is not a PFIC in accordance with applicable Treasury Regulations with its timely filed tax return. As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to Isos warrants.

The impact of the PFIC rules on a U.S. Holder of Isos Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the Isos Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Isos Class A ordinary shares at the end of its taxable year over its adjusted tax basis in its Isos Class A ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Isos Class A ordinary shares over the fair market value of its Isos Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Isos Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Isos Class A ordinary shares will be treated as ordinary income. However, if the mark-to-market election is not made by the U.S. Holder for the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, THE APPLICABILITY OF THE START-UP EXCEPTION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of Isos Class A ordinary shares (which will be exchanged for New Bowlero common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Bowlero common stock will depend on whether the redemption qualifies as a sale of New Bowlero common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s shares of New Bowlero common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in New Bowlero common stock redeemed.

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of New Bowlero common stock treated as owned by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of our shares outstanding both before and after such redemption. The redemption of shares of New Bowlero common stock generally will be treated as a sale of such shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in New Bowlero or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. Holder takes into account not only shares of New Bowlero common stock actually owned by the U.S. Holder, but also shares of New Bowlero common stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include shares of New Bowlero common stock which could be acquired pursuant to the exercise of the warrants that it owns at the time of the redemption.

For a redemption to meet the substantially disproportionate test, the percentage of New Bowlero’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of shares of New Bowlero common stock must, among other requirements, be less than 80% of the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of shares of New Bowlero common stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of such shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of New Bowlero common stock. The redemption of the shares of New Bowlero common stock will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in New Bowlero. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in New Bowlero will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult with its tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New Bowlero’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other New Bowlero common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in New Bowlero common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining New Bowlero common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other New Bowlero common stock constructively owned by such U.S. Holder.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR NEW BOWLERO COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Distributions on Shares of New Bowlero Class A Common Stock

A U.S. Holder generally will be required to include in gross income as a dividend the amount of any cash distribution paid with respect to shares of New Bowlero Class A common stock, to the extent the distribution is paid out of New Bowlero’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Bowlero Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Bowlero Class A common stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New Bowlero Class A Common Stock and New Bowlero Warrants” below.

A dividend that New Bowlero pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, a dividend treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, a dividend that New Bowlero pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Isos Class A common shares converted into New Bowlero Class A common stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New Bowlero Class A Common Stock and New Bowlero Warrants

Upon a sale or other taxable disposition of shares of New Bowlero Class A common stock or New Bowlero warrants, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Bowlero Class A common stock or New Bowlero warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the Isos Class A ordinary shares converted into New Bowlero Class A common stock may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Bowlero Class A common stock or New Bowlero warrants so disposed of. See “— Basis and Holding Period Considerations” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Bowlero Class A common stock and/or New Bowlero warrants following the Domestication. See “— Exercise, Lapse or Redemption of New Bowlero Warrants” below for a discussion regarding a U.S. Holder’s tax basis in shares of New Bowlero common stock acquired pursuant to the exercise of New Bowlero warrants.

Exercise, Lapse or Redemption of New Bowlero Warrants

Except as discussed below with respect to the cashless exercise of a New Bowlero warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a New Bowlero warrant. The U.S. Holder’s tax basis in the share of New Bowlero Class A common stock received upon exercise of a New Bowlero warrant generally will be an amount equal to the sum of the U.S. Holder’s adjusted tax basis in the New Bowlero warrant and the exercise price of such New Bowlero warrant. A U.S. Holder’s adjusted tax basis in a New Bowlero warrant is described under “— Basis and Holding Period Considerations” above. It is unclear whether the U.S. Holder’s holding period for the shares of New Bowlero Class A common stock received upon exercise of the New Bowlero warrants will begin on the date following the date of exercise or on the date of exercise of the New Bowlero warrants; in either case, the holding period will not include the period during which the U.S. Holder held the New Bowlero warrants. If a New Bowlero warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the New Bowlero warrant.

The tax consequences of a cashless exercise of a New Bowlero warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the shares of New Bowlero Class A common stock received would equal the holder’s basis in the New Bowlero warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the shares of New Bowlero Class A common stock will commence on the date following the date of exercise or on the date of exercise of the New Bowlero warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of New Bowlero Class A common stock would include the holding period of the New Bowlero warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of New Bowlero warrants having an aggregate fair market value equal to the exercise price for the total number of New Bowlero warrants to be exercised, and the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New Bowlero warrants deemed surrendered and the U.S. Holder’s tax basis in such New Bowlero warrants. In that case, a U.S. Holder’s tax basis in the shares of New Bowlero Class A common stock received would equal the sum of the U.S. Holder’s tax basis in the New Bowlero warrants exercised and the exercise price of such New Bowlero warrants. It is unclear whether a U.S. Holder’s holding period for the shares of New Bowlero Class A common stock would commence on the date following the date of exercise or on the date of exercise of the New Bowlero warrants; in either case, the holding period would not include the period during which the U.S. Holder held the New Bowlero warrants. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the shares of New Bowlero Class A common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult with their tax advisors regarding the tax consequences of a cashless exercise.

If New Bowlero redeems New Bowlero warrants for cash pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Description of Securities after the Business Combination — Warrants” or if New Bowlero purchases public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange or Other Disposition of Shares of New Bowlero Class A Common Stock and New Bowlero Warrants.”

Possible Constructive Distributions.    The terms of each New Bowlero warrant provide for an adjustment to the number of shares of New Bowlero Class A common stock for which the New Bowlero warrant may be exercised or to the exercise price of the New Bowlero warrant in certain events, as discussed in the section of this proxy statement/prospectus entitled “Description of Securities after the Business Combination — Warrants”. An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. Holder of the New Bowlero warrants would be treated as receiving a constructive distribution from New Bowlero if, for example, the adjustment increases New Bowlero warrant holders’ proportionate interest in New Bowlero assets or earnings and profits (e.g., through an increase in the number of shares of New Bowlero Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of New Bowlero Class A common stock which is taxable to such holders as described under “Distributions on Shares of New Bowlero Class A Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the New Bowlero warrants received a cash distribution from New Bowlero equal to the fair market value of such increased interest.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) of Isos Class A ordinary shares or warrants that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Isos common stock and warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of New Bowlero common stock and warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to New Bowlero common stock, to the extent paid out of New Bowlero’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its New Bowlero common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New Bowlero common stock, which will be treated as described under “— Sale, Exchange or Other Disposition of New Bowlero Common Stock and Warrants” below.

Dividends paid by New Bowlero to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of New Bowlero Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Bowlero common stock or warrants unless:

(i)     such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)    the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)   New Bowlero is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) New Bowlero’s common stock is not regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding New Bowlero common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of New Bowlero common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Bowlero common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Bowlero will be classified as a U.S. real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect that New Bowlero will be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New Bowlero will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of New Bowlero common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Bowlero common stock will depend on whether the redemption qualifies as a sale of New Bowlero’s common stock redeemed, as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of New Bowlero common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders — Sale, Exchange or Other Disposition of New Bowlero Common Stock and Warrants.” If such a redemption does not qualify as a sale of New Bowlero common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders — Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights”).

Exercise, Lapse or Redemption of New Bowlero Warrants

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of New Bowlero warrants, or the lapse of New Bowlero warrants held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of New Bowlero warrants held by a U.S. Holder, as described above under “— U.S. Holders — Exercise, Lapse or Redemption of New Bowlero Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of New Bowlero Class A Common Stock and New Bowlero Warrants.” If New Bowlero redeems New Bowlero warrants for cash or if it purchases New Bowlero warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the non-U.S. Holder, the consequences of which would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of New Bowlero Class A Common Stock and New Bowlero Warrants.”

Possible Constructive Distributions

The terms of each New Bowlero warrant provide for an adjustment to the number of shares of New Bowlero Class A common stock for which the New Bowlero warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities after the Business Combination — Warrants.” As described above under “— U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the New Bowlero warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. Holder received a cash distribution from New Bowlero equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. Holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to a New Bowlero warrant are complex, and non-U.S. Holders are urged to consult with their tax advisors on the tax consequences of any such constructive distribution with respect to a New Bowlero warrant.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New Bowlero common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New Bowlero common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Bowlero common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Bowlero common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30% under FATCA, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” (as defined under applicable Treasury Regulations) or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

All holders are urged to consult with their tax advisors regarding the possible implications of FATCA on their investment in New Bowlero common stock or warrants.

INFORMATION ABOUT ISOS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Isos Acquisition Corporation.

General

We are a blank check company incorporated on December 29, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not identified any potential business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target.

While we may pursue an acquisition opportunity in any industry or sector, we intend to focus on businesses in the digital media and entertainment sectors that complement our management team’s expertise and will benefit from our operational experience. We intend to capitalize on the ability of our management team to identify, acquire and operate a business in the media and entertainment industries, as well as adjacencies in this industry which includes direct-to-consumer businesses, consumer brands undergoing digital transformation, digitally-enabled marketplaces, services, and platforms, among areas of focus. We believe the significant experience and relationships of our management team will facilitate completing a compelling initial business combination. The business executives that comprise our management team are recognized leaders in the digital media and entertainment industries and have experience in scaling, transforming and driving growth in prominent companies in these domains.

On March 3, 2021, we closed the IPO for the sale of an aggregate of 22,500,000 public units and on March 10, 2021 we issued and sold an additional 2,983,700 public units pursuant to a partial exercise of the underwriters’ over-allotment option, at a price of $10.00 per unit, each unit consisting of one Isos Class A ordinary share and one-third of a public warrant, each whole public warrant permitted the holders thereof to purchase one Isos Class A ordinary share for $11.50 per share, yielding gross proceeds of approximately $254.8 million. Simultaneous with the closing of the IPO, we consummated the sale of 5,000,000 placement warrants at a price of $1.50 per warrant ($7,500,000 in the aggregate) in a private placement. $254.8 million of the proceeds of the IPO and the concurrent private placement have been deposited in the trust account.

On March 3, 2021, Isos’s units started trading on the New York Stock Exchange under the symbol “ISOS.U.” On April 23, 2021, the Isos’s Class A ordinary shares and warrants started trading on the New York Stock Exchange under the symbols “ISOS” and “ISOS WS,” respectively.

Initial Business Combination

So long as we obtain and maintain a listing for our securities on the NYSE, we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. The Isos Board will make the determination as to the fair market value of our initial business combination. The Isos Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination with Bowlero met this requirement.

Stockholder Approval of Business Combination

Isos is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). Isos will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and LionTree have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or Isos’s securities, the Sponsor, LionTree, Bowlero Stockholders, or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Isos’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the any such persons purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the requirement that the Minimum Available Cash Amount condition is satisfied, (4) otherwise limiting the number of public shares electing to redeem and (5) Isos’s net tangible assets (as determined in accordance with Rule 3a5 1(g)(1) of the Exchange Act) being at least $5,000,001.

Redemption of Public Shares and Liquidation if no Initial Business Combination

Our amended and restated memorandum and articles of association provides that we will have only 24 months from the closing of the IPO to consummate an initial business combination. If we do not consummate an initial business combination within 24 months from the closing of the IPO, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate an initial business combination within 24 months from the closing of the IPO. Our amended and restated memorandum and articles of association provides that, if a resolution of the company’s shareholders is passed pursuant to the Companies Act of the Cayman Islands to commence the voluntary liquidation of the company, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

The Sponsor and each member of our founding team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to consummate an initial business combination within 24 months from the closing of this offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within 24 months from the closing of this offering).

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective partner businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our founding team will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if our founding team believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by our founding team to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where our founding team is unable to find a service provider willing to execute a waiver. The underwriters will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective partner business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective partner business who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. The Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective partner businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective partner businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, we cannot assure you we will be able to return $10.00 per public share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.”

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not consummate an initial business combination within 24 months from the closing of the IPO, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares or pre-initial business combination activity, and (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within 24 months from the closing of the IPO, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Facilities

We do not own any real estate or other physical properties materially important to our operation. We currently maintain our executive offices at 55 Post Road W, Suite 200, Westport, CT 06880. We have agreed to pay an affiliate of our sponsor a total of $51,667 per month for office space, secretarial, administrative support and salaries to be paid to employees of the affiliate of our sponsor for due diligence and related services in connection with our search for a target company (for the avoidance of any doubt, no salaries or fees will be paid from the monthly fee to members of our management team). We consider our current office space adequate for our current operations.

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a partner business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination. Additionally, no employee of our sponsor, including any person that receives a portion of the $51,667 monthly payment we will make to the affiliate of our sponsor, is required to devote any time to our operations and our search for a business combination.

Competition

If we succeed in effecting the Business Combination, in all likelihood, New Bowlero will face significant competition from Bowlero’s competitors. We cannot assure you that, subsequent to the Business Combination, New Bowlero will have the resources or ability to compete effectively. Information regarding the competition Bowlero is facing is set forth in the sections titled “Information about Bowlero — Competition.”

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to our knowledge, threatened against us or any members of our management team in their capacity as such.

MANAGEMENT OF ISOS

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “the company,” “our,” “us” and other similar terms refer to Isos Acquisition Corporation.

Officers and Directors

Our officers and directors are as follows:

Name	Age	Position
Michelle Wilson	56	Co-Chief Executive Officer; Co-Chairman
George Barrios	56	Co-Chief Executive Officer; Co-Chairman
Winston Meade	43	Chief Financial Officer
Derek Chang	53	Director
Barbara Daniel	55	Director
Jacqueline Hernández	54	Director
Perkins Miller	53	Director
Dan Reed	45	Director
John Rose	63	Director

George Barrios has been our Co-Chief Executive Officer since inception. Mr. Barrios most recently served as Co-President of the WWE from February 2018 to January 30, 2020. Prior to his current position, he was the Chief Strategy & Financial Officer of the WWE from November 2013 to February 2018, and Chief Financial Officer from March 2008 to November 2013. Before that, he was Vice President and Treasurer of The New York Times Company from January 2007 to March 2008. Mr. Barrios joined The New York Times Company in April 2002 as Chief Financial Officer of a subsidiary, which published, among other things, The Boston Globe. Prior to that, he was President and Chief Operating Officer of Netsilicon, Inc. from September 2000 to September 2001, a publicly held software development company, where he helped to stabilize the business prior to its merger with Digi International Inc. in 2001. From 1994 to 2000, Mr. Barrios served in several senior capacities for Praxair, Inc., a large supplier of industrial gasses. Earlier in his career, he held various leadership roles in strategy and operations at Time Warner/HBO, Inc. Mr. Barrios holds a B.A. degree and an M.B.A. from the University of Connecticut.

Michelle Wilson has been our Co-Chief Executive Officer since inception. Prior to her current position, Ms. Wilson served as Co-President and Board member at WWE from February 2018 to January 2020. She served as Chief Revenue & Marketing Officer from November 2013 to February 2018, and Chief Marketing Officer from February 2009 to February 2018. From August 2001 to February 2009, she was Chief Marketing Officer of the United States Tennis Association where she was instrumental in making the U.S. Open the highest attended annual sporting event in the world with more than 700,000 fans in attendance every year. She was pivotal in the implementation of several innovations for the sport, including in-stadium video screens, blue courts, instant replay and the 2004 launch of the U.S. Open Series. From April 2000 to July 2001, she was Vice President of Marketing for the XFL. Earlier in her career, Ms. Wilson held positions at the National Basketball Association in its domestic and international consumer products groups as well as roles at Nabisco and Johnson & Johnson. Ms. Wilson holds a B.S.E. in Chemical Engineering from the University of Pennsylvania and an M.B.A. from the Harvard Business School.

Winston Meade has been our Chief Financial Officer since April 2021. Mr. Meade has more than 20 years of mergers and acquisitions experience across several industries. Since February 2021, Mr. Meade has served as Managing Director of Isos Capital Management L.P. (“Isos Capital Management”), an investment firm focusing on the media, entertainment and sports industries. Prior to Isos Capital Management, Mr. Meade served as Managing Director at Stephens Inc. from March 2017 to December 2020 and served as a Managing Director with UBS Investment Bank from June 2000 to March 2017. Mr. Meade has a Bachelor of Arts degree in Economics from the University of Virginia.

Derek Chang is one of our independent directors. Since May 2021, Mr. Chang has served as the Chief Executive Officer of Friend MTS, a leading global provider of content protection services. From June 2018 to May 2020, Mr. Chang served as Chief Executive Officer of NBA China. Chang was formerly a senior executive with Scripps Networks Interactive, DIRECTV, Charter Communications, the YES Network and TCI Communications.

Mr. Chang serves on the Board of Directors of Liberty Media Corporation and the Professional Fighters League. He has previously served on the Board of Directors of Vobile Inc. and Starz. Mr. Chang holds a B.A. degree in History from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Jacqueline Hernández is one of our independent directors. Ms. Hernández is a global strategist, brand builder and change agent. She was named among FORTUNE’s Most Powerful Latinas, The Hollywood Reporter’s Power 100 Women in Entertainment, and Advertising Age’s 100 Most Influential Women in Advertising. Ms. Hernández is Chief Executive Officer & Co-Founder of New Majority Ready LLC. Since May 2019, Ms. Hernández has served as Chief Executive Officer of NewMajorityReady, LLC, a marketing and content development firm. From October 2017 to April 2019, Ms. Hernández served as president of Combate Americas, an American mixed martial arts (MMA) sports franchise and media company. She previously served as Chief Marketing Officer, Hispanic Enterprises & Content at NBCUniversal from May 2014 to March 2017 and as Chief Operating Officer of NBCUniversal Telemundo Enterprises, from May 2008 to May 2014. Ms. Hernández also served as Publisher, Head of Business Operations, P&L and Revenue at People en Español from March 2004 to April 2008; and previously held various leadership roles at TIME, CNN and Turner. Ms. Hernández holds a B.A. degree from Tufts University and an M.B.A. from Baruch College.

Dan Reed is one of our independent directors. Mr. Reed is a global sports and media executive with 20 years of experience driving innovation in disruptive environments. He was named among the “50 Most Influential People in Sports Business” by Sports Business Journal. Since June 2018, Mr. Reed has served as Vice President of Global Sports and Media Partnerships at Facebook, Inc. and previously served as Director, Global Sports Partnerships at Facebook from September 2014 to June 2018. From 2007 to 2014, Mr. Reed served as President of NBA G League and as a Management Consultant at Kearney, an American management consulting firm. Mr. Reed holds a B.A. degree in Economics and American Studies from Northwestern University and an M.B.A. from Harvard Business School.

Barbara Daniel is one of our independent directors. Ms. Daniel is a global media and entertainment executive with 25 years of experience across strategy, mergers and acquisitions and corporate finance. Ms. Daniel has been Senior Vice President and Head of Corporate Strategy at SiriusXM since September 2015. From 2010 to 2011, Ms. Daniel served as Senior Vice President, Corporate Treasurer at E*TRADE Financial Corporation, an electronic trading platform, and from 2006 to 2010, she served as Chief Financial Officer at CIFC Asset Management LLC, a corporate and structured credit investment firm. Ms. Daniel also previously served as Managing Director, Investment Banking at JPMorgan Chase advising Telecom, Media and Technology start-ups and Fortune 100 companies. She currently serves on the Board of Directors for SiriusXM Canada Holdings Inc. and SoundCloud. Ms. Daniel holds a B.A. degree in Economics from William and Mary University and an M.B.A. from Cornell University — S.C. Johnson Graduate School of Management.

Perkins Miller is one of our independent directors. Mr. Miller is an e-commerce & media tech executive. He has broad experience launching and operating complex ventures, including large-scale ecommerce, major media tech, and pure start-ups. Mr. Miller has served as the Chief Executive Officer of Fandom Inc., a global entertainment media platform, since February 2019. Previously, Mr. Miller served as General Manager of North America and Americas at StubHub, Inc., an American ticket exchange and resale company, from May 2016 to February 2019. Mr. Miller served as Chief Digital Officer and Head of Media Operations at NFL, from May 2014 to April 2016, and Executive Vice President of Digital Media at WWE, from August 2012 to April 2014. Mr. Miller previously served as Chief Operating Officer at Vocativ, an American media and technology company, and Chief Operating Officer at Universal Sports. Miller holds a B.A. degree from Middlebury College.

John Rose is one of our independent directors. Mr. Rose is a consultant to a broad set of technology, media, and telecommunications companies. He led a multiyear effort with the World Economic Forum to define and address issues and opportunities related to big data. Mr. Rose has served as a Managing Director and Senior Partner (Media sector) at Boston Consulting Group since October 2004. He previously served as Executive Vice President, Strategy and Corp Development, New Media, Industry and Government Affairs, and Global Asset Management at EMI Group; and Director and Co-leader of the Global Media and Entertainment Practice at McKinsey & Company. Mr. Rose is currently the Non-Executive Vice Chairman of The Video Call Center, LLC, a media technology company. Mr. Rose holds a Master of Public Policy & Management from Yale University School of Management and a B.A. degree from Wesleyan University.

Number and terms of office of officers and directors

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of Messrs. Chang and Reed and Ms. Daniel will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Ms. Hernández and Mr. Rose, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Ms. Wilson and Mr. Barrios, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that our officers may consist of one or more chairman of the board, chief executive officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director independence

The rules of the NYSE require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship with the company which in the opinion of the company’s board of directors, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in the NYSE’s listing standards and applicable SEC rules. Our board of directors has determined that Messrs. Chang, Reed and Rose and Mses. Daniel and Hernández are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.

Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the board of directors

Our board of directors has three standing committees: an audit committee, a nominating and corporate governance committee and a compensation committee.

Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the board of directors. Barbara Daniel, John Rose and Perkins Miller serve as members of our audit committee. Our board of directors has determined that each of Barbara Daniel, John Rose and Perkins Miller are independent. Barbara Daniel serves as the chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and our board of directors has determined that Barbara Daniel qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee is responsible for:

•        meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•        monitoring compliance on a quarterly basis with the terms of this offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of this offering; and

•        reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating and Corporate Governance committee

We have established a nominating and corporate governance committee. The members of our nominating and corporate governance are Perkins Miller and Jacqueline Hernández. Perkins Miller serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee is to assist the board in:

•        identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Compensation committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Derek Chang, Dan Reed, and Jacqueline Hernández. Derek Chang serves as chair of the compensation committee.

Our board of directors has determined that each of Derek Chang, Dan Reed and Jacqueline Hernández are independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other Section 16 executive officers; reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Corporate governance guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines covers a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Conflicts of interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of our sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s business	Affiliation
Barbara Daniel	Sirius XM Canada Holdings, Inc.	Radio broadcasting	Director
	SoundCloud Limited	Audio distribution platform	Director

Jacqueline Hernández	NewMajorityRead, LLC	Marketing and Content Development	Chief Executive Officer
	Redbox Automated Retail LLC	Video Rental Company	Director
	Estrella Media, Inc.	Media	Director

Perkins Miller	Fandom Inc.	Entertainment	Chief Executive Officer and Director

John Rose	Boston Consulting Group	Consulting	Managing Director
	The Video Call Center, LLC	Media Technology	Non-Executive Chairman

Derek Chang	Vobile Group Limited	Software-as-a- Service	Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ISOS

The following discussion of Isos’s financial condition and results of operations should be read in conjunction with Isos’s financial statements and notes to those statements included in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us, “the Company” and similar terms are to Isos Acquisition Corporation before the Business Combination, except where the context requires otherwise.

Overview

We are a blank check company incorporated on December 29, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not selected any business combination partner and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination partner. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private placement warrants, our shares, debt or a combination of cash, equity and debt.

The issuance of additional shares in a business combination:

•        may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

•        may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

•        could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•        may adversely affect prevailing market prices for our units, Class A ordinary shares and/or warrants; and

•        may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt or otherwise incur significant debt, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our Class A ordinary shares;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Results of Operations

As of September 30, 2021, we have not commenced any operations. All activity for the period from December 29, 2020 (inception) through September 30, 2021 relates to our formation and initial public offering. We will not generate any operating revenues until after the completion of our initial business combination, at the earliest. We will generate non-operating income in the form of interest income from the proceeds derived from the initial public offering and placed in the trust account.

For the three months ended September 30, 2021, we had a net loss of $8,257,112 which was comprised of operating costs of $785,494, trust interest income of $3,848, unrealized loss on change in fair value of warrants of $5,266,872, and unrealized loss on change in fair value of the Forward Purchase Contract of $2,208,594.

For the nine months ended September 30, 2021, we had a net loss of $6,370,860 which was comprised of operating costs of $1,260,847, trust interest income of $7,389, warrant issuance costs of $638,847, unrealized loss on change in fair value of warrants of $811,507, and unrealized loss on change in fair value of FPA of $3,667,048.

Liquidity and Capital Resources

As of September 30, 2021, we had approximately $1.2 million in our operating bank account, and working capital of approximately $1.2 million.

Prior to the completion of the IPO, our liquidity needs had been satisfied through a capital contribution from the Sponsor of $25,000, to cover certain offering costs, for the purchase of founder shares, and a loan under an unsecured promissory note from the Sponsor of $125,267. The promissory note from the Sponsor was paid in full on March 15, 2021. Subsequent to the consummation of the IPO and Private Placement, our liquidity needs have been satisfied through the proceeds from the consummation of the Private Placement not held in the trust account.

In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us Working Capital Loans. To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of a Business Combination or one year from this proxy statement/prospectus. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Critical Accounting Policies and Estimates

The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. We have identified the following as our critical accounting policies:

Ordinary Shares Subject to Possible Redemption

All of the 25,483,700 Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with Isos’s liquidation or if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to Isos’s amended and restated memorandum and articles of association. In accordance with the SEC’s Staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of Isos would require its ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

Isos recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are effected by charges against additional paid in capital to the extent available and accumulated deficit.

Net Loss Per Ordinary Share

Isos has two classes of shares, Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 13,892,395 ordinary shares issuable upon exercise of outstanding warrants to purchase Isos’s shares were excluded from diluted earnings per share for the three and nine months ended September 30, 2021 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods.

Derivative Financial Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The initial fair value of the private and public warrants was estimated using a Monte Carlo simulation (see Note 7 to financial statements Isos’s unaudited financial statements for the quarter ended September 30, 2021 included in this proxy statement/prospectus).

Off-Balance Sheet Arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT BOWLERO

In this section, “we,” “us” and “our” refer to Bowlero Corp. prior to the Merger and to New Bowlero following the Business Combination.

Overview

We are the world’s largest operator of bowling entertainment centers. Since the original Bowlmor Lanes opened in 1938 in Greenwich Village, New York City, our journey continues to revolutionize bowling entertainment. We operate traditional bowling centers and more upscale entertainment concepts with lounge seating, arcades, enhanced food and beverage offerings, and more robust customer service for individuals and group events, as well as hosting and overseeing professional and non-professional bowling tournaments and related broadcasting. The Company’s bowling business is the Company’s one reporting segment.

Competitive Strengths

We believe our key competitive strengths include our highly loyal customers, strong branding, diverse product offerings, ideal geographic locations, proven business model and experienced management team, all of which with a solid track record of sustainable growth and generating positive earnings before interest, taxes, depreciation, and amortization, Adjusted EBITDA and cash flows from operations prior to the impact from the closure of centers due to COVID-19 during fiscal years 2020 and 2021. Net losses in fiscal years 2021 and 2020 were $126 million and $91 million, respectively, which were driven by the closure of our centers due to COVID-19.

Loyal Customers:    With over 28-million-plus guests we serve each year, we are well positioned in highly attractive markets across North America to capitalize on the very large addressable markets for bowling and out-of-home entertainment. With our strong market position, we are able to leverage our competitive strengths to grow our business, by among other things, differentiating our bowling, dining and amusement video game entertainment offerings for our retail, league and group event customers. Retail consists of our walk-in customers and is by far our largest and most diverse audience. Leagues remain a large and stable source of recurring revenue and Group Events, such as birthday parties and holiday events, are a consistent revenue stream with significant growth potential.

Strong Branding:    Our centers operate under different brand names and our strong branding plays an integral role in the success of our business. The Bowlero and Bowlmor Lanes branded centers offer a more upscale entertainment concept with lounge seating, enhanced food and beverage offerings, and a more robust customer service for individual and group events. The AMF centers are traditional bowling centers in an updated format.

Diverse Product Offerings:    We attribute our success to our many completive strengths and our ongoing efforts to grow and revitalize all aspects of the bowling industry. We are well positioned in the market place with our well located centers, combined with our strong branding and highly loyal customer base. We have made significant investments over the years in upgrading and converting our centers and training our staff to provide our guests with world-class customer experience. Our gaming operations pioneer in-center gaming, apps and new technology to bring gaming into our centers and beyond our bowling centers. Our food and beverage offerings are a key element to the overall experience at our centers for which we are well positioned for the price, quality and value. Our iconic branding extends to media, as we own, operate and produce all the content for the Professional Bowlers Association (PBA Tour). As the leader in bowling entertainment, the PBA is a strategic part of our operations, as the PBA has thousands of members and millions of fans across the globe. The PBA is the major sanctioning body for the sport of professional ten-pin bowling in the United States, a membership organization for professional bowlers, and the PBA oversees professional bowling tournaments and related broadcasting.

Proven Business Model:    Bowlero has a lengthy history since the Company’s founding in 1938. For the five year-period from March 29, 2015 to March 29, 2020, which was the last five-year fiscal period which was not affected by the impact of the COVID-19 pandemic, our revenue increased from $544.2 million to $657.1 million. However, when including COVID impacted periods, for the five-year period beginning July 2, 2017 and ending June 27, 2021, our revenue decreased from $595.5 million to $395.2 million. We remain focused on creating long-term shareholder value by driving organic growth through conversions and upgrading of centers to more upscale entertainment concepts offering a broader range of offerings, as well as through the opening of new centers. Additionally, we have implemented several initiatives, including self-service kiosks, robotic process automation, digital platform streamlining the booking and automated payment process and other technologies to optimize our resources so as to operate with a leaner staffing model further improving margins and operating cash flows.

A key part of our growth strategy is through acquisitions, as we continually evaluate potential acquisitions that strategically fit within the Company’s overall growth strategy. We also have an established blueprint for in-market acquisitions, including entering markets through direct purchases or through leasing arrangements. To that end, the Company entered into an agreement on May 28, 2021 to acquire Bowl America Incorporated (NYSE American: BWL-A) which operates 17 bowling centers in Florida, Virginia and Maryland. The Company completed this acquisition on August 18, 2021.

Proven Management Team:    Our executive management team is well proven and highly experienced with a long successful track record for driving positive results for increased shareholder value and world-class experience for our customers. Our founder keeps the entrepreneurial drive for our ongoing success. Our management team is committed to constantly improving our world-class company. We also have a team of skilled, loyal and committed managers and employees at each of our centers. We have developed and maintain as a key initiative the training of our center managers and employees to attract and retain talent, create high-performance center leadership team and maintain a culture to build upon our inspiring purpose, vision and values.

Our Industry

We operate in the leisure industry, which includes entertainment, restaurants and amusements. The leisure industry is comprised of a large number of venues ranging from small to heavily themed destinations. We are the world’s largest owner/operator of bowling centers and we are approximately 8 times larger than the next largest operator of U.S. based bowling centers. Our addressable market is estimated to be $11 billion for bowling and over $100 billion for the out-of-home entertainment. We believe we are well positioned with our competitive advantages to grow in excess of the market our revenues and profitably with the secular shift in consumer spending to experiential.

COVID-19

We believe our bowling centers provide ideal venues for entertainment, even during the COVID-19 pandemic, when considering social distancing and other such requirement. Our centers are large open buildings with the structural separation of lanes and ventilation systems, which became apparent with the strong rebound in our business as we were allowed to return to operation after the COVID-19 mandated closures.

E-commerce or online shopping continues to increase and negatively impact consumer traffic at traditional “brick and mortar” retail sites located in regional malls, lifestyle centers, big box shopping centers and entertainment centers. Vacancies have also increased due to the COVID-19 pandemic. A decline in development or closures of businesses in these settings or a decline in visitors to retail areas near our centers could negatively affect our sales.

Foreign Operations

We have six centers in Mexico and two in Canada as of August 31, 2021 (the same number we had as of June 27, 2021). We had seven centers in Mexico and two in Canada as of June 28, 2020. Our Mexican and Canadian centers, combined, represented approximately $1.2 million and $7.1 million in revenues for the fiscal years 2021 and 2020, respectively, and combined net assets of $24.4 thousand and $3.6 million as of June 27, 2021 and June 28, 2020, respectively. Our foreign operations are subject to various risks of conducting businesses in foreign countries, including changes in foreign currencies, laws, regulations, and economic and political stability. See “Risk Factors” for more information regarding the risks.

Competition

The family dining and entertainment industries are highly competitive, with a number of major national and regional chains operating in each of these spaces. In this regard, we compete for customers on the basis of (a) our name recognition; (b) the price, quality, variety and perceived value of our food and entertainment offerings; (c) the quality of our customer service; and (d) the convenience and attractiveness of our facilities. Although there are other concepts that presently utilize the combined family dining and entertainment format, these competitors primarily operate on a regional or market-by-market basis. To a lesser extent, we also compete directly and/or indirectly with other dining and entertainment formats, including full-service and quick-service restaurants appealing to families with young children, the quick service pizza segment, movie theaters, themed amusement attractions, and other entertainment facilities.

We believe that our principal competitive strengths consist of our established and well recognized brand, the quality and value of the food and service we provide, the quality and variety of our entertainment offerings, the location and attractiveness of our stores and the cleanliness, and whole family fun we offer our guests.

Intellectual Property

We own various trademarks, used in connection with our business, which have been registered with the appropriate patent and trademark offices. The duration of such trademarks is unlimited, subject to continued use and renewal. To further protect our brand, we have registered Internet domain names, including www.bowlero.com. We believe that we hold the necessary rights for protection of the trademarks considered essential to conduct our business. We believe our trade name and our ownership of trademarks are an important competitive advantage, and we actively seek to protect our interests in such property.

Seasonality

Our operating results fluctuate seasonally. We typically generate our highest sales volumes during the third quarter of each fiscal year due to the timing of leagues, holidays and changing weather conditions. School operating schedules, holidays and weather conditions may also affect our sales volumes in some operating regions differently than others. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for our full fiscal year

Government Regulation

We and our franchisees are subject to various federal, state and local laws and regulations affecting the development and operation of our centers. For a discussion of government regulation risks to our business, see “Risk Factors.”

Employees

As of August 31, 2021, we employed approximately 7,531 employees, including approximately 7,077 in the operation of our centers and approximately 399 in our corporate offices. We have 55 employees who are members of a union. We believe that our employee relations are satisfactory, and we have not experienced any work stoppages at any of our centers. Each center typically employs a center manager, two operation managers, a facilities manager who oversees the maintenance of the facility and bowling equipment, and approximately 20 to 30 associates to handle food and beverage preparation, customer service and maintenance on the machines. Our staffing requirements are seasonal, and the number of people we employ at our stores will fluctuate throughout the year.

Legal Proceedings

From time to time, we are involved in various inquiries, investigations, claims, lawsuits and other legal proceedings that are incidental to the conduct of our business. These matters typically involve claims from customers, employees or other third parties involved in operational issues common to the retail, restaurant and entertainment industries. Such matters typically represent actions with respect to contracts, intellectual property, taxation, employment, employee benefits, personal injuries and other matters. A number of such claims may exist at any given time, and there are currently a number of claims and legal proceedings pending against us, including a group of approximately 73 claims pending with the Equal Employment Opportunity Commission (the “EEOC”) alleging age discrimination (two of which also allege retaliation). In the opinion of our management, after consultation with legal counsel, the amount of liability with respect to claims or proceedings currently pending against us is not expected to have a material effect on our consolidated financial condition, results of operations or cash flows. In particular, our management, after consultation with legal counsel, believes that the EEOC claims alleging age discrimination, and the facts alleged therein, do not pose any material risk to the business or operations of the Company because, among other things, management believes such claims to be in the ordinary course and without substantive merit. In addition, management, after consultation with legal counsel, believes that approximately 65 of such EEOC claims are time barred due to expiry of the statute of limitations (but that even if such claims were not time barred, they would not pose a material risk to the Company’s business or operations).

Executive Officers and Directors OF BOWLERO

In this section, “we,” “us” and “our” refer to Bowlero Corp. prior to the Business Combination and to New Bowlero following the Business Combination.

Officers and Directors

The directors and executive officers of Bowlero are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Thomas F. Shannon	56	Chairman, Chief Executive Officer, Director
Brett I. Parker	43	Vice Chairman, President, Chief Financial Officer, Secretary and Director
Larry Ross	69	Regional Vice President
Josh Silverstein	46	Regional Vice President
Jeffrey Kostelni	55	Chief Accounting Officer
John A. Young	56	Director
Michael J. Angelakis	57	Director
Rachael A. Wagner	39	Director
Brandon Hedvat	33	Director

Thomas F. Shannon is the founder, Chairman, Chief Executive Officer and Director of Bowlero Corp Mr. Shannon founded the Company with the acquisition of Bowlmor Lanes in 1997 and has grown the Company into the world’s largest operator of bowling entertainment centers. Mr. Shannon is a graduate of the American University and has an MBA from the Darden School at the University of Virginia.

Brett I. Parker has been the Chief Financial Officer of the Company since 2001, and subsequently promoted to Vice Chairman, President, Chief Financial Officer and Secretary. Mr. Parker is also a Director of the Company. Prior to joining the Company, Mr. Parker worked for RehabManager.com as a business development analyst. Mr. Parker is a graduate of Cornell University with a Bachelor of Science degree in Applied Economics and Business Management with a concentration in Business Management and Marketing.

Larry Ross has been the Senior Vice President of Operations with the Company since 2014 and joined the company as a regional vice president. Mr. Ross’ prior positions included a regional vice president with AMF and the director of operations with Fair Lanes. Mr. Ross graduated with a bachelor of science degree from the University of Baltimore and attended Loyola college in Baltimore working toward a master’s degree.

Josh Silverstein has been a Senior Vice President with Bowlero Corp. since 2013. Mr. Silverstein started his career with Bowlmor Lanes in 2006 as General Manger and was subsequently promoted to various roles with increasing responsibilities. Prior to these roles, Mr. Silverstein was the Director of Restaurant Operations with House of Blues Ent. for 6 years. Mr. Silverstein started his management career in 1998 in Las Vegas holding the position of Beverage Manager with Wynn Resorts and eventually F&B Manager with Harrah’s entertainment. Mr. Silverstein earned his Bachelor of Science Degree in Hospitality Management at the William F Harrah College of Hospitality at the University of Las Vegas, Nevada.

Jeffrey Kostelni has been Chief Accounting Officer since 2018 and Corporate Controller of the Company since 2015. Prior to joining the Company, Mr. Kostelni has served as Treasurer, Vice President of Finance, Corporate Controller and other positions for Measurement Specialties, Inc., a sensor manufacturer from 2004 to 2015, Bontex, Inc., an international specialty fiberboard manufacturer, from 1994 to 2004, and held various positions in the audit department of Deloitte & Touche, a public accounting firm, from 1988 to 1993. Mr. Kostelni holds a Bachelor of Science degree in Accountancy from Villanova University and is a Certified Public Accountant.

John A. Young has been a director of Bowlero and its predecessor entities since 2013. He is the retired President, CEO and Director of Colfax Corporation (NYSE:CFX). He was one of the co-founders of Colfax and served as its Chief Financial Officer from 1995 to 2000 and as its Chief Executive Officer from 2000 until 2010. After leaving Colfax, he served as a Senior Advisor to Oaktree Capital Management from 2011 until 2016 and has been a director of multiple privately owned businesses in the industrial, recreational products and healthcare industries. Prior to employment with Colfax, Mr. Young was Director of Corporate Development at AMF Industries and was an M&A Associate at Chase Manhattan Bank. Mr. Young is a graduate of the University of Virginia with a Bachelor of Science Degree in Finance from the McIntire School and an MBA from the Darden School, where he was a Shermet Scholar.

Michael J. Angelakis has been a director of Bowlero since 2017. He is the Chairman and Chief Executive Officer of Atairos. He also serves as a Senior Advisor to the Executive Management Committee of Comcast Corporation. Prior to founding Atairos, he served as Comcast’s Vice Chairman and Chief Financial Officer. In those roles, Michael was responsible for many strategic, financial, administrative and other areas within Comcast. During his tenure at Comcast, Michael was recognized by Institutional Investor magazine as one of “America’s Best Chief Financial Officers” six out of eight years. Prior to joining Comcast, Michael served as a Managing Director and a member of the Management and Investment Committees of Providence Equity Partners, one of the leading private equity firms investing in technology, media and communications companies around the world. Before joining Providence, Michael was Chief Executive Officer of State Cable TV Corporation and Aurora Telecommunications. He also served as Vice President at Manufacturers Hanover Trust Company in New York, where he oversaw one of the bank’s media and communications portfolios. Additionally, Michael spent several years in London developing Manufacturers Hanover’s acquisition finance and merchant banking activities throughout Western Europe. He is a member of the Board of Directors of the following public companies: Exxon Mobil Corporation (NYSE: XOM) and TriNet Group (NYSE: TNET), as well as the following private companies: Arcis Golf, Learfield IMG College, The Orogen Group, ProQuest Corporation, and Spectra Holdings. Previously, Michael was the Chairman of the Board for the Federal Reserve Bank of Philadelphia, a member of the Board of Directors of Duke Energy, Groupon Corporation (NASDAQ: GRPN), and Hewlett Packard Enterprises (NYSE: HPE), and a trustee of Babson College. Michael is a graduate of Babson College and the Owner/President Management Program at the Harvard Business School.

Rachael A. Wagner has been a director of Bowlero since 2017. She is a Partner at Atairos. Ms. Wagner joined Atairos from Lindsay Goldberg, where she participated in all major investment functions, including origination, transaction execution and portfolio company development. Ms. Wagner was a Managing Director at Lindsay Goldberg and served as a Director on several portfolio company boards across a wide range of industries, including food & beverage manufacturing, specialty distribution, government services, and downstream energy. Prior to joining Lindsay Goldberg, Ms. Wagner worked at Lion Capital and in the Private Equity group at Blackstone. She previously served as a member of the Board of Directors of Oxford University’s Saïd Business School and as a member of the Council on Foreign Relations. Ms. Wagner is a member of the Board of Directors of Arcis Golf. She received her Master of Business Administration degree and an MSc in Comparative Social Policy from Oxford University, where she was a Rhodes Scholar, and her Bachelor’s degree from Harvard University.

Brandon Hedvat has been a director of Bowlero since 2020. He is a Director at Atairos. Brandon joined Atairos from Carlyle’s Equity Opportunity Fund, where he invested across a variety of industries in the middle market including industrials, metals & mining, software, and media & telecommunications. Prior to joining Carlyle, Brandon was an Analyst in the Technology, Media and Telecommunications M&A group at Barclays where he advised clients on mergers and acquisitions and other strategic initiatives, specializing primarily in the wireless and tower sectors. He received his Masters of Science in Systems Science Engineering from the University of Pennsylvania. In addition, he graduated from the University of Pennsylvania after completing the Jerome Fisher Joint-Degree Program in Management & Technology, earning both a Bachelor of Science in Economics and Bachelor of Science in Systems Science & Engineering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BOWLERO

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of Bowlero Corp.’s consolidated results of operations and financial condition. The discussion should be read in conjunction with “Selected Historical Consolidated Financial Information of Bowlero” and Bowlero Corp.’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero” to “we”, “us”, “our”, the “Company”, and “Bowlero” are intended to mean the business and operations of Bowlero Corp. and its consolidated subsidiaries. Unless otherwise indicated, all financial information in this section is presented in thousands.

OVERVIEW

Bowlero Corp. is the world’s largest operator of bowling entertainment centers. The Company operates traditional bowling centers and more upscale entertainment concepts with lounge seating, arcades, enhanced food and beverage offerings, and more robust customer service for individuals and group events, as well as hosting and overseeing professional and non-professional bowling tournaments and related broadcasting.

The Company remains focused on creating long-term shareholder value through continued organic growth, the conversion and upgrading of centers to more upscale entertainment concepts offering a broader range of offerings, the opening of new centers and through acquisitions. A core tenant of our long-term strategy to increase profitability is to grow the size and scale of the Company in order to improve our leverage of Selling, General and Administrative expenses (“SG&A”). Due in part to the COVID-19 pandemic, the Company’s revenue for fiscal 2021 as compared to fiscal 2020 decreased by 26.7% on a same-store basis. However, during fiscal year 2021, the Company saw positive trends for revenue growth as we continue to re-open our centers, as well as positive growth from acquisitions and new centers. For our fiscal 2022 first fiscal quarter (from June 28, 2021 to September 26, 2021), as compared to the corresponding periods in fiscal 2021 (which was adversely affected by the COVID-19 pandemic) and fiscal 2020, the Company’s average revenue (inclusive of acquisitions and new centers) increased by 265.5% and 21.7%, respectively, and on a same-store basis increased by 261.8% and 14.8%, respectively. We continue to see positive momentum for future demand and we have recovered to better than pre-pandemic performance. While we generated a strong financial performance prior to the COVID-19 pandemic, the impact of COVID-19, its variants, the governmental actions imposed in response to the virus, and the resulting consequences on our consumer’s risk tolerance toward health and safety matters remains uncertain. Refer to the section titled “Risk Factors” for further information.

Recent Developments

Bowlero’s results for the first quarter of fiscal 2022 exhibit the strong rebound in our operations after the COVID-19 pandemic, the strength of our business model, the increase in confidence of our customers, and the resilience in the bowling market. Additionally, the further improvements in our quarterly results demonstrate our continued ability to execute our growth strategy and business model. To highlight the Company’s recent activity during the quarter ended September 26, 2021:

•        In the first quarter of fiscal 2022, we acquired four businesses that we believe will aid the Company in four key geographic markets, and aid in leveraging our fixed costs. In total, we added 19 centers, net, through these acquisitions.

•        During the first quarter of fiscal 2022, we completed 2 new builds, which opened in the beginning of our second fiscal quarter. We also signed two new agreements for build-outs in prime markets.

•        In August, PlayStudios, Inc (Nasdaq: MYPS) announced a new partnership with Bowlero that features Bowlero bowling and arcade cards available in their playAWARDS loyalty marketplace.

We continue to address the impacts of the COVID-19 pandemic, including the governmental actions imposed in response. The rise of the Delta variant of COVID-19 and public health official’s response to potential resurgences in the virus could impact our future operations. For example, some of our centers operate in jurisdictions that require a proof of vaccination and/or face masks, among other protocols. There remains significant uncertainty on the future of the pandemic, acceptance of available vaccines, and the public’s receptiveness to those measures. Although we believe our recent results, actions, and goals exhibit our strength in the bowling market and our position for the future growth, we may incur future expenses related to retaining and hiring employees, training team members, and navigating the disruption in the food and beverage supply chains. For more, see “Risk Factors — Risks Related to Bowlero’s Business and Industry — The COVID-19 pandemic has disrupted and is expected to continue to disrupt our business, which has had a material adverse impact on our business, results of operations and financial condition and could continue for an extended period of time. Future outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have similar impacts on our business.”

Impact of COVID-19

In mid-March of fiscal year 2020, the Company temporarily suspended all operations in compliance with local, state, and federal governmental restrictions to prevent the spread of the novel coronavirus known as COVID-19. Starting in April 2020, the Company began reopening centers and restoring operations. Although all but two of our centers were open during the first quarter of fiscal 2022, some are not operating at full capacity due to, among other factors, social distancing requirements, and other operational restrictions. The temporary suspension of our operations and subsequent operational restrictions have had an adverse impact on the Company’s profitability and cash flows. The Company continues to take incremental actions to address these evolving impacts and the governmental actions imposed in response to COVID-19 and its variants. We cannot predict with certainty how fast customers will return to our centers, or if we would need to re-impose restrictions due to the continued spread of the COVID-19 virus and variants of the COVID-19 virus. The Company continues to monitor health authority requirements when evaluating the protocols we have in place.

While the future impact of the COVID-19 situation is not known, as centers remain open and operating, we continue to see favorable trends with increasing sales and positive center-level cash flows due, in part, to a revamped operating model that is being executed at lower cost. We continue to monitor the situation closely and it is possible that we will implement further measures.

Trends

There are a number of trends that we expect to materially affect our future operating results, including changing economic conditions with the resulting impact on our sales, profitability, and capital spending, changes in our debt levels and applicable interest rates, and prices of labor, raw materials and other food and beverage costs. Additionally, sales and results of operations could be impacted by acquisitions and restructuring projects. Restructuring can include various projects, including closure of centers not performing well, cost reductions through staffing reductions, and optimizing and allocating resources to improve profitability.

The following graph details the Company’s trailing fifty-two week revenues, net income (loss), and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) on a quarterly basis over the previous quarters. Adjusted EBITDA represents Net income (loss) before Interest, Income Taxes, Depreciation and Amortization, Share-based Compensation, EBITDA from Closed Centers, Foreign Currency Exchange Loss (Gain), Asset Disposition Loss (Gain), Transactional and other advisory costs, Charges attributed to new initiatives, Extraordinary unusual non-recurring gains or losses.

Adjusted EBITDA is a non-GAAP financial measure that is not in accordance with, or an alternative to, measure prepared in accordance with GAAP. The Company believes certain financial measures which meet the definition of non-GAAP financial measures provide important supplemental information. The Company considers Adjusted EBITDA as an important financial measure because it provides a financial measure of the quality of the Company’s earnings. Other companies may calculate Adjusted EBITDA differently than we do, which might limit its usefulness as a comparative measure. Adjusted EBITDA is used by management in addition to and in conjunction with the results presented in accordance with GAAP. Additionally, we believe trailing fifty-two week Adjusted EBITDA provides the current run-rate for trending purposes, rather than annualizing the respective quarters, as the Company’s business is seasonal, with the second and third fiscal quarters being higher than the first and last quarters.

We have presented Adjusted EBITDA solely as a supplemental disclosure because we believe it allows for a more complete analysis of results of operations and assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, such as Interest, Income Taxes, Depreciation and Amortization, Share-based Compensation, EBITDA from Closed Centers, Foreign Currency Exchange Loss (Gain), Asset Disposition Loss (Gain), Transactional and other advisory costs, Charges attributed to new initiatives, and Extraordinary unusual non-recurring gains or losses.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA and trailing fifty-two week Adjusted EBITDA:

•        do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•        do not reflect changes in our working capital needs;

•        do not reflect the interest expense, or the amounts necessary to service interest or principal payments, on our outstanding debt;

•        do not reflect income tax (benefit) expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

•        do not reflect non-cash equity compensation, which will remain a key element of our overall equity based compensation package; and

•        do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

Refer to notes below for additional details concerning the respective items for Adjusted EBITDA.

The following table details trailing fifty-two week revenues, net income (loss), and Adjusted EBITDA on a quarterly basis, as well as quarterly revenues and net (loss) income and a non-GAAP reconciliation of quarterly Adjusted EBITDA to net (loss) income, the closest applicable GAAP financial measures.

BOWLERO CORP.
Thirteen week and Trailing fifty-two week Revenues, Net (loss) income and Adjusted EBITDA
Unaudited

(in thousands)	December 29, 2019	March 29, 2020	June 28, 2020	September 27, 2020	December 27, 2020	March 28, 2021	June 27, 2021	September 26, 2021
Consolidated
Revenues	$184,842	175,893	11,126	49,931	73,988	112,212	159,103	180,978
Net (loss) income	$6,448	7,127	(84,748)	(40,772)	(49,137)	(23,091)	(13,461)	15,564
Adjustments:
Interest expense	19,805	20,549	20,623	21,173	22,253	22,303	23,128	22,928
Income tax expense (benefit)	153	363	7,594	124	106	103	(1,368)	(6,244)
Depreciation and amortization	21,772	22,928	23,432	22,451	22,538	22,990	23,872	22,841
Share-based compensation	852	855	855	849	696	826	793	801
Closed center EBITDA(1)	1,885	1,029	970	579	904	806	1,750	420
Foreign currency exchange (gain) loss	(236)	309	(57)	2	(195)	104	(99)	35
Asset disposition loss (gain)	219	371	690	1	(142)	64	31	(30)
Transactional and other advisory costs(2)	1,087	1,487	1,480	1,510	731	1,852	6,644	2,829
Charges attributed to new initiatives(3)	230	179	116	132	116	136	147	141
Extraordinary unusual non-recurring losses (gains)(4)	673	(1,567)	(451)	1,164	(1,647)	1,294	859	(441)
Adjusted EBITDA	$52,888	53,630	(29,496)	7,213	(3,777)	27,387	42,296	58,844
Trailing fifty-two week Net loss				$(27,197)	(82,782)	(113,000)	(126,461)	(70,125)
Trailing fifty-two week Adjusted EBITDA				$113,731	57,066	30,823	73,119	124,750
Trailing fifty-two week Revenues				$421,792	310,938	236,131	395,234	526,281
Trailing fifty-two week Net loss as a % of Trailing fifty-two week Revenues				-6%	-27%	-48%	-32%	-13%
Trailing fifty-two week Adjusted EBITDA as a % of Trailing fifty-two week Revenues				27%	18%	13%	19%	24%

Adjusted EBITDA represents Net income (loss) before Interest, Income Taxes, Depreciation and Amortization, Share-based Compensation, EBITDA from Closed Centers, Foreign Currency Exchange Loss (Gain), Asset Disposition Loss (Gain), Transactional and other advisory costs, Charges attributed to new initiatives and Extraordinary unusual non-recurring gains or losses. Refer to notes below for additional details concerning the respective items for Adjusted EBITDA.

Notes to Adjusted EBITDA:

(1)    The closed center adjustment is to remove EBITDA for closed centers. Closed centers are those centers that are closed for a variety of reasons, including permanent closure, newly acquired or built centers prior to opening, centers closed for renovation or rebranding and conversion. Closed centers do not include centers closed in compliance with local, state and federal government restrictions due to COVID-19. If a center is not open on the last day of the reporting period, it will be considered closed for that reporting period. If the center is closed on the first day of the reporting period for permanent closure, the center will be considered closed for that reporting period.

(2)    The adjustment for transaction costs and other advisory costs is to remove charges incurred in connection with any transaction, including mergers, acquisitions, refinancing, amendment or modification to indebtedness, dispositions and costs in connection with an initial public offering, in each case, regardless of whether consummated.

(3)    The adjustment for charges is to remove actual charges attributed to new initiatives include charges with the undertaking and/or implementation of new initiatives, business optimization activities, cost savings initiatives, cost rationalization programs, operating expense reductions and/or synergies and/or similar initiatives and/or programs including any restructuring charge (including any charges relating to any tax restructuring), any charge relating to the closure or consolidation of any office or facility, any systems implementation charge, any severance charge, any one time compensation charge, any charge relating to entry into a new market, any charge relating to any strategic initiative or contract and any lease run-off charge.

(4)    The adjustment for extraordinary unusual non-recurring gains or losses is to remove extraordinary gains and losses, which include any gain or charge from any extraordinary item as determined in good faith by the Company and/or any non-recurring or unusual item as determined in good faith by the Company and/or any charge associated with and/or payment of any legal settlement, fine, judgment or order.

Quarter Ended September 26, 2021 Compared To the Quarter Ended September 27, 2020

The Company reports on a fiscal year with each quarter generally comprised of one 5-week period and two 4-week periods.

Analysis of Consolidated Statement of Operations.    The following table displays certain items from our consolidated statements of operations for the quarters presented below:

(in thousands)	Thirteen Weeks Ended			%(1)	Change
	September 26, 2021	%(1)	September 27, 2020
Revenues	$180,978	100.0%	$49,931	100.0%	$131,047
Costs of revenues	126,868	70.1%	73,496	147.2%	53,372
Gross profit (loss)	54,110	29.9%	(23,565)	-47.2%	77,675

Operating (income) expenses:
Selling, general and administrative expenses	21,415	11.8%	15,041	30.1%	6,374
(Gain) loss on sale or disposal of assets	(30)	0.0%	1	0.0%	(31)
Income from joint venture	(79)	0.0%	(17)	0.0%	(62)
Management fee income	(148)	-0.1%	(94)	-0.2%	(54)
Other expense	704	0.4%	1,167	2.3%	(463)
Business interruption insurance recoveries	—	0.0%	(20,188)	-40.4%	20,188
Total operating expense, net	21,862	12.1%	(4,090)	-8.2%	25,952
Operating income (loss)	32,248	17.8%	(19,475)	-39.0%	51,723
Interest expense, net	22,928	12.7%	21,173	42.4%	1,755
Income (loss) before income taxes	9,320	5.1%	(40,648)	-81.4%	49,968
Income tax (benefit) expense	(6,244)	-3.5%	124	0.2%	(6,368)
Net income (loss)	$15,564	8.6%	$(40,772)	-81.7%	$56,336

____________

Note: (1) Percent calculated as a percentage of revenues and may not total due to rounding.

Revenues:    For the quarter ended September 26, 2021, revenues totalled $180,978 and represented an increase of $131,047, or 262.5%, over the same period last fiscal year. The overall increase in revenues is due to the continued improvement in market conditions post-COVID-19 pandemic with less restrictions put in place by federal, state and local government policies, as well as the impact of 19 net centers added through acquisitions and newly constructed centers. The Company’s revenue on a same-store-basis for the first quarter ended September 26, 2021 as compared to the corresponding period last fiscal year increased 261.8%. The increase in same-store revenues during the first quarter of fiscal year 2022 reflects significantly lower level of center closures and restrictions on our operations due to the COVID-19 pandemic as compared to the same period last fiscal year.

Cost of Revenues:    The Company’s cost of revenues include costs that are not variable or less variable with changes in revenues, such as depreciation, amortization, property taxes, supplies, and insurance, as well as variable costs that include labor, food and beverage costs, prize funds, production expenses and amusement costs. The increase in cost of revenues of $53,372, or 72.6%, is due to the increase in revenues and operating activities in comparison to the same period last fiscal year. In the prior fiscal year, our operations were greatly impacted by the closure of our centers with the COVID-19 pandemic, and we responded by, among other things, furloughing employees and cutting costs. Cost of revenues as a percent of revenues decreased from 147.2% in the first quarter of fiscal 2021 to 70.1% in the first quarter of fiscal 2022 due to the increase in revenues and the resulting operating leverage with margins since a large portion of our cost of revenues is fixed. As we increase our revenues, we expect our cost of revenues as a percent of revenue to decrease, but we have also noted recent trends with increasing costs.

Selling, general and administrative expenses (“SG&A”):    SG&A expenses include employee related costs with payroll and benefits as well as depreciation and amortization (excluding those related to our center operations), media and promotional expenses. SG&A expenses increased $6,374, or 42.4%, to $21,415 due to the increase in revenues and operating activities post-COVID-19 pandemic as compared to the same period last fiscal year. Total SG&A expenses as a percent of net sales for the quarter ended September 26, 2021 was approximately 11.8%, as compared to 30.1% for the corresponding period last fiscal year. The decrease in SG&A as a percentage of revenue reflects the resulting operating leverage with the impact of higher revenues and a large proportion of our SG&A costs being highly leverageable and not variable with changes in revenue.

Business interruption insurance proceeds:    During the first quarter of fiscal 2021, the Company collected and recognized as income $20,188 in business interruption insurance proceeds due to the closure of our centers during the COVID-19 Pandemic. There were no business interruption insurance proceeds received in the current fiscal year.

Interest expense, net:    Interest expense relates to interest on debt and capital leases. Interest expense increased $1,755, or 8.3%, to $22,928. This is primarily the result of our increased capital lease obligation during the quarter ended September 26, 2021. Total average outstanding debt was approximately $874,293 during the first quarter of fiscal 2022 as compared to $875,586 during the first quarter of fiscal 2021. The Company’s weighted average interest rate on debt was approximately 5.40% for the quarter ended September 26, 2021, as compared to 5.56% for the quarter ended September 27, 2020.

Income Taxes:    Income tax (benefit) expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in the Company’s financial statements. The Company records the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur.

The $6,368 decrease in income tax expense in the quarter ended September 26, 2021 is due the release of a portion of the valuation allowance for deferred tax assets resulting from the recording of deferred tax liabilities with accounting for the acquisition of Bowl America as an asset acquisition.

No provisions for United States income taxes have been made with respect to earnings that are planned to be reinvested indefinitely outside the United States.

The amount of income taxes the Company pays is subject to audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of its tax positions and accrues estimated amounts for contingent tax liabilities. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary.

Fiscal Year Ended June 27, 2021 Compared To Fiscal Year Ended June 28, 2020

The Company reports on a fiscal year with each quarter generally comprised of one 5-week period and two 4-week periods. Fiscal years 2021 and 2020 were fifty-two weeks and ended on June 27, 2021 (“fiscal 2021”) and June 28, 2020 (“fiscal 2020”), respectively.

Analysis of Consolidated Statement of Operations.    The following is a discussion and analysis of the Company’s consolidated statement of operations in comparing fiscal 2021 to fiscal 2020. The following table sets forth certain items from operations in our consolidated statements of operations for the years ended June 27, 2021 and June 28, 2020, respectively:

(in thousands)	Fiscal Year Ended			%	Change
	June 27, 2021%		June 28, 2020
Revenues	$395,234	100.0%	$520,431	100.0%	$(125,197)
Costs of revenues	374,255	94.7%	443,265	85.2%	(69,010)
Gross profit	20,979	5.3%	77,166	14.8%	(56,187)

Operating (income) expenses:
Selling, general and administrative expenses	78,335	19.8%	84,103	16.2%	(5,768)
Asset impairment	386	0.1%	1,653	0.3%	(1,267)
(Gain) loss on sale or disposal of assets	(46)	0.0%	1,346	0.3%	(1,392)
Income from joint venture	(223)	(0.1)%	(143)	0.0%	(80)
Management fee income	(146)	0.0%	(524)	(0.1)%	378
Other expense	1,500	0.4%	959	0.2%	541
Loss on refinance of debt	—	0.0%	1,172	0.2%	(1,172)
Gain on sale of short-term investments	—	0.0%	(3,388)	(0.7)%	3,388
Business interruption insurance recoveries	(20,188)	(5.1)%	(6,025)	(1.2)%	(14,163)
Total operating expense, net	59,618	15.1%	79,153	15.2%	(19,535)
Operating loss	(38,639)	(9.8)%	(1,987)	(0.4)%	(36,652)
Interest expense, net	88,857	22.5%	80,642	15.5%	8,215
Loss before tax	(127,496)	(32.3)%	(82,629)	(15.9)%	(44,867)
Income tax (benefit) expense	(1,035)	(0.3)%	8,263	1.6%	(9,298)
Net loss	$(126,461)	(32.0)%	$(90,892)	(17.5)%	$(35,569)

____________

Note: (1) Percent calculated as a percentage of revenues and may not total due to rounding.

Revenues:    For fiscal 2021, revenues totaled $395,234 and represented a decrease of $125,197, or 24.1%, over the prior fiscal year. The Company’s revenue for fiscal 2021 as compared to fiscal 2020 decreased by 26.7% on a same-store basis. The overall decrease in revenues is due to the continued impact of the COVID-19 pandemic and restrictions put in place through state and local government policies. Beginning in April 2020, the Company began to reopen centers and restoring operations.

Cost of Revenues:    The Company’s cost of revenues include certain costs that are not variable or less variable with changes in revenues, and include depreciation, amortization, property taxes, supplies, insurance, and utilities, as well as variable costs such as labor, food and beverage costs, prize funds, production expenses and amusement costs. The decrease in cost of revenues of $69,010, or 15.6%, is due to the decrease in revenues due to the closure of centers due to the COVID-19 pandemic as well as cost control measures implemented in response to the COVID-19 pandemic, which include but are not limited to reducing inventory purchases, and obtaining rent abatements or deferrals. Cost of revenues as a percent of revenues increased from 85.2% in fiscal 2020 to 94.7% in fiscal 2021 due to a larger portion of our cost of revenues being fixed.

Selling, general and administrative expenses (“SG&A”):    SG&A expenses include employee related costs with payroll and benefits as well as depreciation and amortization (excluding those related to our center operations), media and promotional expenses. SG&A expenses decreased $5,768, or 6.9%, to $78,335 due to the swift implementation of cost control measures implemented in response to COVID-19. Total SG&A expenses as a percent of net sales for the year ended June 27, 2021 was approximately 19.8%, as compared to 16.2% for the corresponding period last year. The increase in SG&A as a percentage of revenue reflects the larger proportion of our SG&A costs being fixed and not variable with changes in revenue.

Other expenses:    Other expenses consist of, among other things, business acquisition expenses and transaction related costs associated with purchasing centers, and foreign currency exchange gains and losses. The increase in other expenses reflects the increased acquisition activity for the Company in fiscal 2020 as compared to fiscal 2021.

Gain on sale of short term investment:    During fiscal 2020, the Company acquired stock in a publicly traded company that was an acquisition target and subsequently sold the stock for a gain of $3,388 since the acquisition was not consummated. The Company did not make any similar purchases in fiscal 2021.

Business interruption insurance proceeds:    With the closure of our centers due to the COVID-19 pandemic, the Company collected and recognized as income $20,188 in business interruption insurance proceeds during fiscal 2021, as compared to $6,025 in fiscal year 2020.

Interest expense, net:    Interest expense relates to interest on debt and capital leases. Interest expense increased $8,215, or 10.2%, to $88,857. This is primarily the result of our increased debt levels during fiscal 2021 to increase the Company’s liquidity during the COVID-19 pandemic. Total average outstanding debt increased to approximately $877,611 during the fiscal 2021 as compared to $784,061 during fiscal 2020. The Company’s weighted average interest rate on debt was approximately 5.52% for the year ended June 27, 2021, as compared to 5.80% during the same period last year.

Income Taxes:    Income tax (benefit) expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in the Company’s financial statements. The Company records the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur.

The $9,298 decrease in income tax expense is due to reductions of $3,535 in deferred U.S. federal income tax expense and $5,775 in deferred state and local income tax expense, which mainly reflects lower income tax expense attributed to higher U.S. and foreign losses before tax during fiscal 2021 as compared to fiscal 2020.

No provisions for United States income taxes have been made with respect to earnings that are planned to be reinvested indefinitely outside the United States.

The amount of income taxes the Company pays is subject to audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of its tax positions and accrues estimated amounts for contingent tax liabilities. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary.

Liquidity and Capital Resources

We manage our liquidity through assessing available cash-on-hand, our ability to generate cash and our ability to borrow or otherwise raise capital to fund operating, investing and financing activities. The Company remains in a positive financial position with available cash balances, and we have taken proactive measures to enhance our liquidity. We obtained a $150,000 Incremental Liquidity Facility on September 25, 2020, and obtained a covenant waiver with our lenders through March 31, 2022 for our leverage-based financial covenant. We also obtained rent deferrals or abatements on a substantial number of our leases due to the effects of the COVID-19 pandemic. Furthermore, in response to the pandemic, the Company obtained waivers from our sale-leaseback partners for a requirement to deliver additional letters of credit if the Company’s debt to earnings before EBITDA exceed certain levels. A core tenant of our long-term strategy is to grow the size and scale of the Company in order to improve our operating profit margins through leveraging our fixed costs. As such, one of the Company’s known cash requirements is for capital expenditures related to the construction of new centers and upgrading and converting existing centers. We believe our financial position, generation of cash, available cash on hand, existing credit facility, and access to potentially obtain additional financing from sale-lease-back transactions or other sources will provide sufficient capital resources to fund our operational requirements, capital expenditures, and material short and long-term commitments for the foreseeable future. However, there are a number of factors that may hinder our ability to access these capital resources, including but not limited to the ongoing impacts of COVID-19 on our business, our degree of leverage, and potential borrowing restrictions imposed by our lenders. Refer to the section titled “Risk Factors” for further information.

At September 26, 2021, we had approximately $122,062 of available cash.

Quarter Ended September 26, 2021 Compared To the Quarter Ended September 27, 2020

The following compares the primary categories of the consolidated statements of cash flows for the quarters ended September 26, 2021 and September 27, 2020:

	Quarter Ended
(in thousands)	September 26, 2021	September 27, 2020	$ Change	% Change
Net cash provided by operating activities	$31,540	$3,219	$28,321	880%
Net cash used in investing activities	(95,724)	(11,240)	(84,484)	(752)%
Net cash (used in) provided by financing activities	(908)	42,947	(43,855)	(102)%
Effect of exchange rate changes on cash	61	37	24	(65)%
Net change in cash and cash equivalents	$(65,031)	$34,963	$(99,994)	(286)%

During the quarter ending September 26, 2021, net cash provided from operations totalled $31,540, as compared to $3,219 during the quarter ending September 27, 2020. The increase in cash provided by operating activities reflects the strong recovery with higher revenues. We benefited in the quarter ended September 26, 2021 from the rebound in consumer demand and revenues from recently acquired and opening of newly built centers, partially offset by unfavorable changes in working capital.

Investing activities utilized $95,724 in cash during the quarter ended September 26, 2021, reflecting our acquisitions of four businesses and capital expenditures, as well as $19,952 in center conversions and related capital expenditures. We will continue to invest in accretive acquisitions in future periods as well as center upgrades and conversions.

Financing activities used $908 in cash in the quarter ended September 26, 2021 as the Company made scheduled long-term debt payments. In the comparable period in the prior fiscal year, we obtained additional funds under its Incremental Liquidity Facility, which was entered into on September 25, 2020, as part of the Company’s response to the COVID-19 pandemic to increase liquidity. The change in financing activities reflects no additional borrowings during the first quarter of fiscal year 2022 as compared to the first quarter of fiscal 2021.

Fiscal Year Ended June 27, 2021 Compared To the Fiscal Year Ended June 28, 2020

The following compares the primary categories of the consolidated statements of cash flows for the years ended June 27, 2021 and June 28, 2020:

	Fiscal Year Ended		$ Change	% Change
(in thousands)	June 27, 2021	June 28, 2020
Net cash provided by operating activities	$58,232	$18,822	$39,410	209.38%
Net cash used in investing activities	(46,676)	(129,395)	82,719	(63.93)%
Net cash provided by financing activities	34,805	137,263	(102,458)	(74.64)%
Effect of exchange rate changes on cash	27	(177)	204	(115.25)%
Net change in cash and cash equivalents	$46,388	$26,513	$19,875	74.96%

During fiscal 2021, net cash provided from operations totaled $58,232, as compared to $18,822 during the prior fiscal year. The increase in cash provided by operating activities reflects the strong recovery in consumer demand as we re-opened our centers, higher proceeds business interruption insurance, and favorable changes in working capital, partially offset by increased costs from re-opening those centers.

Investing activities utilized $46,676, reflecting our investments in centers, center conversions, and one acquisition. The decrease in the current period as compared to the prior period was primarily due to reductions in center conversion costs, fewer acquisitions, and no proceeds from the sale of short-term investments.

Financing activities provided $34,805 in cash as the Company borrowed additional funds under its Incremental Liquidity Facility, which was entered into on September 25, 2020, as part of the Company’s response to the COVID-19 pandemic to increase liquidity. The decrease in cash provided by financing activities reflects no additional term loan borrowings during fiscal 2021 as compared to $103,828 in term loan borrowings during fiscal 2020.

Aggregate Contractual Obligations

As of June 27, 2021, the Company’s contractual obligations, including payments due by period, are as follows:

(in thousands)	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	> 5 years
Contractual Obligations:
Long-term debt obligations	$885,387	$8,211	$56,275	$820,901	$—
Interest obligation on long-term debt	115,478	39,658	75,516	304	—
Capital lease obligations	1,197,575	31,410	66,379	71,458	1,028,328
Operating lease obligations	900,369	54,194	110,971	107,572	627,632
Interest rate swaps and caps	8,869	8,159	710	—	—
Self-insurance liabilities	17,363	13,136	2,699	604	924
Asset Retirement Obligation	4,467	352	4,115	—	—
Total	$3,129,508	$155,120	$316,665	$1,000,839	$1,656,884

The above contractual obligation table excludes certain contractual obligations, such as possible interest on Series A Redeemable Convertible Preferred Stock, since these contractual commitments are not accrued as liabilities at June 27, 2021 or are otherwise indeterminable. These contractual obligations are accrued as liabilities when the respective contingencies are determinable.

During fiscal 2021, we deferred $10,402 of future minimum rental payments under non-cancelable operating lease agreements and $12,061 of capital lease obligations from fiscal 2021 to be paid in fiscal years 2023, 2024 and 2025, at an interest rate of LIBOR plus 3% per annum. These deferrals are excluded from the table above.

During fiscal 2021, we borrowed $45,000 of additional funds under the $150,000 Incremental Liquidity Facility. There have been no other additional borrowings since the fiscal year ended June 28, 2020.

Refer to Note 9 of our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for a summary of our commitments as of September 26, 2021.

Covenant Compliance

Existing First Lien Credit Agreement

The Existing First Lien Credit Agreement that governs Bowlero’s credit facilities contains, among other provisions, covenants regarding indebtedness, dividends and distributions, asset sales, and the maintenance of financial ratios. Payment of borrowings under the Existing First Lien Credit Agreement may be accelerated if there is an event of default. Events of default under the Existing First Lien Credit Agreement include the failure to pay principal and interest when due, a material breach of representations or warranties, events of bankruptcy, a change of control, and most covenant defaults.

Compliance with certain material covenants under the Existing First Lien Credit Agreement is determined by reference to “Consolidated Adjusted EBITDA”, as defined by the Existing First Lien Credit Agreement, which we refer to in this proxy statement/prospectus as “Covenant Adjusted EBITDA”. More specifically, Covenant Adjusted EBITDA is used to calculate the First Lien Leverage Ratio, Excess Cash Flow and the Total Leverage Ratio (each as defined in the Existing First Lien Credit Agreement). Failure to meet a 6 to 1 First Lien Leverage Ratio when our revolving credit facility, along with certain letters of credit, is at least 35% drawn, is a default under the Existing First Lien Credit Agreement. In addition, we are required to prepay borrowings under the Existing First Lien Credit Agreement under certain circumstances based on Excess Cash Flow and the First Lien Leverage Ratio. More specifically, we are required to prepay an amount equal to 50% of our Excess Cash Flow if the First Lien Leverage Ratio is 4 to 1, 25% if it is 3.5 to 1 and none if it is less than or equal to 3.5 to 1.

Each of Covenant Adjusted EBITDA and Total Leverage Ratio is used to determine whether we can make restricted payments that would otherwise be prohibited by the restricted payments covenant and the amount of certain investments that we can make that would otherwise be prohibited by the investments covenant. Specifically, we are permitted to make restricted payments that would otherwise be prohibited by the restricted payments covenant if the Total Leverage Ratio would not exceed 4 to 1, and we are permitted to make certain investments that would otherwise be prohibited by the investments covenant if the Total Leverage Ratio would not exceed 4.25 to 1. Covenant Adjusted EBITDA is also a measure that governs (i) the amounts of debt that we can incur under the various prongs of the covenant that restricts incurrence of debt and whether or not this additional debt can be secured (in particular, restricted subsidiaries that are not loan parties can incur debt up to the greater of $25 million and 19% of Covenant Adjusted EBITDA), (ii) certain requirements in connection with an asset disposition (in particular, we can dispose of assets not constituting collateral up to the greater of $10 million and 7% of Covenant Adjusted EBITDA), and (iii) whether a subsidiary is deemed to be an immaterial subsidiary and therefore is not required to become a guarantor or provide security to the lenders under the Existing First Lien Credit Agreement (‘immaterial subsidiaries’ are defined as subsidiaries whose assets are less than 2.5% of consolidated total assets and whose Covenant Adjusted EBITDA, on an unconsolidated basis, is less than 2.5% of Bowlero’s Covenant Adjusted EBITDA, on a consolidated basis).

If we were unable to comply with these and other covenants under the Existing First Lien Credit Agreement, the lenders would be entitled to call a default and require immediate prepayment of all amounts borrowed, and we would no longer be permitted to borrow additional funds under the revolving credit facilities in the future, which would have a material adverse effect on our financial condition and liquidity.

On June 10, 2020, we entered into an amendment to the Existing First Lien Credit Agreement that, among other things, provided us with a covenant waiver period through June 26, 2021 that waived application of the First Lien Leverage Ratio test for so long as Bowlero satisfied a minimum liquidity test of maintaining Total Liquidity (as defined in the Existing First Lien Credit Agreement) of not less than $20 million, calculated on each business day and certified monthly. Under the covenant waiver, if Bowlero failed to satisfy the Total Liquidity test, it would avoid a default under the covenant waiver as long as, on any business day on which it failed the Total Liquidity test, its Core Liquidity (as defined in the Existing First Lien Credit Agreement) was not less than $20 million. Bowlero has been and continues to be in compliance with both the Total Liquidity test and the alternative Core Liquidity test.

The need for the covenant waiver included in the amendment was driven by the effects of the COVID-19 pandemic and related government-imposed restrictions, which caused us to temporarily suspend all operations in compliance with local, state, and federal governmental restrictions at the outset of the pandemic and to restrict our operations in various respects throughout the pandemic. Absent the covenant waiver, we would not have been in compliance with our First Lien Leverage Ratio maintenance covenant as of the last day of our fiscal quarters ended September 27, 2020, December 27, 2020 and March 28, 2021 or on the last day of our fiscal year ended June 27, 2021, because as of such dates, our First Lien Leverage Ratio was 6.51 to 1, 16.43 to 1, 43.0 to 1 and 6.66 to 1, respectively, and as of each such date, we were more than 35% drawn under our revolving credit facility and certain letters of credit (as described above). Accordingly, absent the covenant waiver, we would have been in default under our First Lien Credit Agreement as of each such date. The First Lien Leverage Ratio covenant waiver period was subsequently extended to the last day of the fiscal quarter ending March 31, 2022 in connection with entry into the above mentioned Incremental Liquidity Facility. Based on this extension and assuming satisfaction of the waiver requirements, the Company’s next First Lien Leverage Ratio test will occur on March 31, 2022, if the testing conditions are then triggered (i.e., if the revolving credit facility and applicable letters of credit are more than 35% drawn). Our First Lien Leverage Ratio for the quarter ended September 26, 2021 was 4.2 to 1; accordingly, we would have been in compliance with the First Lien Leverage Ratio test as of such date, even absent the covenant waiver.

Our Total Leverage Ratio was the same as our First Lien Leverage Ratio for each day referenced above (i.e., 6.51 to 1, 16.43 to 1 and 43.0 to 1 as of the last day of our fiscal quarters ended September 27, 2020, December 27, 2020 and March 28, 2021, respectively, and 6.66 to 1 as of the last day of our fiscal year ended June 27, 2021). Accordingly, during such time period, we were prohibited from making restricted payments and certain investments because our Total Leverage Ratio exceeded the maximum Total Leverage Ratio described above which would have allowed for such restricted payments and investments. Our Total Leverage Ratio for the quarter ended September 26, 2021 was 4.2 to 1; accordingly, we are permitted to make certain restricted investments, but not make certain restricted payments, under our Existing First Lien Credit Agreement.

Reconciliation of Net Income (loss) to Covenant Adjusted EBITDA

We present Covenant Adjusted EBITDA in this proxy statement/prospectus to provide important supplemental information to enable investors to understand the calculation of, and our compliance with, certain covenants under the Existing First Lien Credit Agreement, as discussed above. Covenant Adjusted EBITDA is an important liquidity measure because, as discussed above, it governs our ability to borrow under, and compliance with, the Existing First Lien Credit Agreement. Covenant Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Adjusted EBITDA (as described above) represents Net income (loss) before Interest, Income Taxes, Depreciation and Amortization, Share-based Compensation, EBITDA from Closed Centers, Foreign Currency Exchange Loss (Gain), Asset Disposition Loss (Gain), Transactional and other advisory costs, Charges attributed to new initiatives and Extraordinary unusual non-recurring gains or losses.

Covenant Adjusted EBITDA is defined as Adjusted EBITDA, further adjusted to for Contra Rent, Non-income other taxes, run-rate Savings for Optimization Projects and De novo and Renovated facilities. Refer to the notes following the table below for additional detail on the calculation of Adjusted EBITDA and Covenant Adjusted EBITDA. Covenant Adjusted EBITDA presented below is calculated and disclosed exactly as “Consolidated Adjusted EBITDA” is defined in the Existing First Lien Credit Agreement.

We caution investors that amounts presented in accordance with our definition of Covenant Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Covenant Adjusted EBITDA in the same manner.

The following table details trailing fifty-two week Net loss, Adjusted EBITDA and Covenant Adjusted EBITDA:

BOWLERO CORP.
Trailing fifty-two week Adjusted EBITDA and Covenant Adjusted EBITDA
Unaudited

(in thousands)	December 27, 2020	March 28, 2021	June 27, 2021	September 26, 2021
Consolidated
Net (loss) income	$(167,530)	(197,748)	(126,461)	(70,125)
Adjustments:
Interest expense	84,598	86,352	88,857	90,612
Income tax expense (benefit)	8,187	7,927	(1,035)	(7,403)
Depreciation and amortization	91,349	91,411	91,851	92,241
Share-based compensation	3,255	3,226	3,164	3,116
Closed center EBITDA(1)	3,482	3,259	4,039	3,880
Foreign currency exchange (gain) loss	59	(146)	(188)	(155)
Asset disposition loss (gain)	920	613	(46)	(77)
Transactional and other advisory costs(2)	5,208	5,573	10,737	12,056
Charges attributed to new initiatives(3)	543	500	531	540
Extraordinary unusual non-recurring losses (gains)(4)	(2,501)	360	1,670	65
Adjusted EBITDA	$27,570	1,327	73,119	124,750
Business interruption insurance recoveries	—	—	(20,188)	—
Annual covenant adjustments:
Contra rent expense(5)	(19,340)	(12,249)	(5,305)	(4,779)
Non-income other taxes(6)	19,344	19,933	20,911	21,078
Optimization run-rate savings(7)	11,615	5,567	22,682	16,717
De novo adjustment(8)	3,458	592	7,022	17,603
Renovated facility adjustment(9)	2,420	1,594	6,617	6,046
Total covenant adjustments	17,497	15,437	31,739	56,665
Trailing fifty-two week Adjusted EBITDA	27,570	1,327	73,119	124,750
Trailing fifty-two week Covenant Adjusted EBITDA	$45,067	16,764	104,858	181,415

Notes to Adjusted EBITDA and Covenant Adjusted EBITDA:

The following notes to Adjusted EBITDA and Covenant Adjusted EBITDA are summarized from the Existing First Lien Credit Agreement. For the exact defined terms, refer to the Existing First Lien Credit Agreement.

(1)    The closed center adjustment is to remove EBITDA for closed centers. Closed centers are those centers that are closed for a variety of reasons, including permanent closure, newly acquired or built centers prior to opening, centers closed for renovation or rebranding and conversion. Closed centers do not include centers closed in compliance with local, state and federal government restrictions due to COVID-19. If a center is not open on the last day of the reporting period, it will be considered closed for that reporting period. If the center is closed on the first day of the reporting period for permanent closure, the center will be considered closed for that reporting period.

(2)    The adjustment for transaction costs and other advisory costs is to remove charges incurred in connection with any transaction, including mergers, acquisitions, refinancing, amendment or modification to indebtedness, dispositions and costs in connection with an initial public offering, in each case, regardless of whether consummated.

(3)    The adjustment for charges is to remove actual charges attributed to new initiatives include charges with the undertaking and/or implementation of new initiatives, business optimization activities, cost savings initiatives, cost rationalization programs, operating expense reductions and/or synergies and/or similar initiatives and/or programs including any restructuring charge (including any charges relating to any tax restructuring), any charge relating to the closure or consolidation of any office or facility, any systems implementation charge, any severance charge, any one time compensation charge, any charge relating to entry into a new market, any charge relating to any strategic initiative or contract and any lease run-off charge.

(4)    The adjustment for extraordinary unusual non-recurring gains or losses is to remove extraordinary gains and losses, which include any gain or charge from any extraordinary item as determined in good faith by the Company and/or any non-recurring or unusual item as determined in good faith by the Company and/or any charge associated with and/or payment of any legal settlement, fine, judgment or order.

(5)    Contra rent expense is an adjustment to report rent expense on a cash basis (cash rent expense). The Contra rent is calculated to adjust for such non-cash items as straight-lined rent and other non-cash operating and capital lease items. The adjustments in Contra rent to derive cash rent can be positive or negative adjustments, and as for example, rent expense is increased by including cash payments to landlords in cash rent that would otherwise go to amortization and interest expense.

(6)    The adjustment for non-income other tax expense is to remove non-income related taxes, including property taxes.

(7)    Optimization run-rate savings are adjustments to include run-rate cost savings, operating expense reductions, operational improvements and cost synergies that are reasonably identifiable, factually supportable and in good faith to result from actions that have been taken.

(8)    A de novo facility is a newly constructed center. The de novo adjustment is an annualized amount for the first 18 months following the opening of a de novo facility which is based on the greater of actual Adjusted EBITDA attributable to such de novo facility for each month such de novo facility has been in operation and the 12-month average Adjusted EBITDA determined in good faith for all similar facilities that have been in operation for a period of at least 18 months. The total of de novo and renovated facility adjustments shall not, for any period, exceed an amount equal to 15% of Covenant Adjusted EBITDA for such period, calculated prior to giving effect to such add-backs. The increase in the de novo adjustment for the quarter ended September 26, 2021 is primarily due to the overall increase in Covenant Adjusted EBITDA. When the calculated de novo amount is reduced by the 15% limit, the de novo adjustment will increase as Covenant Adjusted EBTIDA increases.

(9)    A renovated facility is a center that has been renovated and the renovated facility adjustment is to retrospectively reflect an amount based on actual results over the greater of actual Covenant Adjusted EBITDA attributable to performance gains for such facility for each month such facility has been in operation post-renovation and the 12-month average Adjusted EBITDA attributable to performance gains for all similar facilities that have been in operation for a period of at least 18 months determined in good faith. As such, in effect, this adjustment adjusts the historical periods to appropriately reflect the current statue of the business. The total of de novo and renovated facility adjustments shall not, for any period, exceed an amount equal to 15% of Covenant Adjusted EBITDA for such period, calculated prior to giving effect to such add-backs.

Off-Balance Sheet Arrangements

As of September 26, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in, among other things, the ongoing effect of the COVID-19 pandemic, interest rates, credit risk, labor costs, health insurance claims and foreign currency exchange rates, which could impact its results of operations and financial condition. The Company attempts to address its exposure to these risks through its normal operating and financing activities.

Interest Rate Risk:    Under our term and revolving credit facilities, we are exposed to a certain level of interest rate risk. Interest on the principal amount of our borrowings under our revolving credit facility loan accrue at a LIBOR based rate plus a margin. We have hedged our variable interest rate exposure to a fixed rate for approximately $650,000 of our debt with interest rate swaps and caps. For that portion debt that is not fixed with the hedging, our results will be adversely affected by any increase in interest rates.

Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and temporary investments, and interest rate swaps and caps. The Company is exposed to credit losses in the event of non-performance by counter parties to its financial instruments. The Company places cash and temporary investments with various high-quality financial institutions. Although the Company does not obtain collateral or other security to secure these obligations, it does periodically monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety and liquidity of principal and secondarily on maximizing yield on those funds.

CRITICAL ACCOUNTING ESTIMATES

Our results of operations and financial condition as reflected in the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Preparation of financial statements requires management to make estimates, judgements, and assumptions affecting the reported amounts of assets, liabilities, revenues, expenses and the disclosures of contingent assets and liabilities. We base these estimates and judgments on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual results, however, may differ from the estimated amounts we have recorded. We regularly evaluate these estimates, judgements, and assumptions.

The following discussion provides information on our critical accounting estimates that require management’s most difficult, subjective or complex judgments, and which may result in materially different results under different assumptions and conditions. Additionally, we expect that the COVID-19 outbreak in March 2020 will impact future assumptions and estimates made related to the critical accounting estimates listed below, though the extent of those impacts is uncertain at this time.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill and indefinite-lived intangible assets (such as Bowlero and Professional Bowler Association trade names and liquor licenses), including property and equipment and other definite-lived intangibles such as trade names and customer relationships are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The COVID-19 pandemic did not result in an impairment of long-lived assets since the COVID-19 situation was considered temporary and the Company’s overall business is expected to recover.

For long-lived assets, an impairment is indicated when the estimated total undiscounted cash flows associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. The Company recognized impairment charges of $386 and $1,653 in fiscal 2021 and 2020, respectively. The 2021 and 2020 impairments relate to long-lived assets for closed centers and liquor licenses. The 2021 and 2020 impairments relate to long-lived assets for closed centers and liquor licenses. We estimated the fair value of these assets utilizing the market approach using orderly liquidation values or broker quotes for sale of similar properties. We then compared these fair values to the related carrying value of the long-lived assets.

Goodwill Impairment

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed of businesses acquired.

Management assesses goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter or more frequently under certain circumstances. The Company’s bowling business is the Company’s one reportable segment and reporting unit.

For fiscal 2021 and 2020, the Company performed a quantitative assessment of goodwill using the income approach due to the economic impact of the COVID-19 pandemic with the temporary closure of our centers. The Company considers the COVID-19 situation to be temporary and the Company’s overall business is expected to recover. The fair value of our one reporting unit is substantially in excess of carrying value and not considered at risk of failing. There were no impairment charges for goodwill recorded in fiscal 2021or 2020.

Impairment of Indefinite-lived Intangible Assets

Management assesses impairment of indefinite-lived intangible assets, including Bowlero and Professional Bowlers Association trade names, on an annual basis during the fourth quarter or more frequently under certain circumstances.

We assessed macroeconomic conditions, industry and market considerations, cost factors that could have a negative impact, overall financial performance including actual results and trends, and other relevant entity specific events. For fiscal 2021 nd 2020, the Company performed a quantitative assessment of indefinite-lived intangible assets due to the economic impact of the COVID-19 pandemic with the temporary closure of our centers. The Company considers the COVID-19 situation to be temporary and the Company’s overall business is expected to recover. There were no impairment charges for indefinite-lived intangible assets recorded in fiscal 2021.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), completing its project to overhaul lease accounting. The ASU codifies Topic 842, which will replace the guidance in ASC 840. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of ASU 2016-02. The main provision of ASU 2020-05 allows entities to elect to adopt the guidance for fiscal years beginning after December 15, 2021. Early application continues to be permitted, which means that an entity may choose to implement Topic 842 before the deferred effective date. The Company has not adopted Topic 842, which is effective for the Company on July 4, 2022 (the beginning of the Company’s fiscal year 2023). While the Company expects the adoption of Topic 842 to add right-of-use assets and lease liabilities to the consolidated balance sheet, it is currently evaluating the implications of this standard.

In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) for fiscal years beginning after December 15, 2021. Early application continues to be permitted, which means that an entity may choose to implement Topic 842 before the deferred effective date. The Company has not adopted Topic 842, which is effective for the Company on July 4, 2022 (the beginning of fiscal 2023). While the Company expects the adoption of Topic 842 to add right-of-use assets and lease liabilities to the consolidated balance sheet, it is currently evaluating the implications of this standard.

Legal Proceedings

From time to time, we are involved in various inquiries, investigations, claims, lawsuits and other legal proceedings that are incidental to the conduct of our business. These matters typically involve claims from customers, employees or other third parties involved in operational issues common to the retail, restaurant and entertainment industries. Such matters typically represent actions with respect to contracts, intellectual property, taxation, employment, employee benefits, personal injuries and other matters. A number of such claims may exist at any given time, and there are currently a number of claims and legal proceedings pending against us, including a group of approximately 73 claims pending with the Equal Employment Opportunity Commission (the “EEOC”) alleging age discrimination (two of which also allege retaliation). In the opinion of our management, after consultation with legal counsel, the amount of liability with respect to claims or proceedings currently pending against us is not expected to have a material effect on our consolidated financial condition, results of operations or cash flows. In particular, our management, after consultation with legal counsel, believes that the EEOC claims alleging age discrimination, and the facts alleged therein, do not pose any material risk to the business or operations of the Company because, among other things, management believes such claims to be in the ordinary course and without substantive merit. In addition, management, after consultation with legal counsel, believes that approximately 65 of such EEOC claims are time barred due to expiry of the statute of limitations (but that even if such claims were not time barred, they would not pose a material risk to the Company’s business or operations).

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Isos is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, Bowlero is expected to remain an emerging growth company at least through the end of the 2022 fiscal year and is expected to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare Bowlero’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

MANAGEMENT OF NEW BOWLERO FOLLOWING THE BUSINESS COMBINATION

Management and Board of Directors

Upon consummation of the Business Combination, the business and affairs of New Bowlero will be managed by or under the direction of New Bowlero Board. The directors and executive officers of New Bowlero Board upon consummation of the Business Combination will include the following.

Name	Age	Position
Thomas F. Shannon	56	Chairman, Chief Executive Officer, Director
Brett I. Parker	43	President, Chief Financial Officer, Secretary, Treasurer and Director
Nicole Weinberger	37	Chief Customer Officer & CEO, Professional Bowlers Association
Michael J. Angelakis	57	Director
George Barrios	56	Director
Robert J. Bass	72	Director
Sandeep Mathrani	59	Director
Rachael A. Wagner	39	Director
Michelle Wilson	56	Director
John A. Young	56	Director

Thomas F. Shannon is the founder, Chairman, Chief Executive Officer and a director of Bowlero. Mr. Shannon will become a director of New Bowlero upon consummation of the Business Combination. Mr. Shannon founded Bowlero with the acquisition of Bowlmor Lanes in 1997 and has grown Bowlero into the world’s largest operator of bowling entertainment centers. Mr. Shannon is a graduate of the American University and has an MBA from the Darden School at the University of Virginia.

Brett I. Parker has been the Chief Financial Officer of Bowlero since 2001, and subsequently promoted to Vice Chairman, President, Chief Financial Officer and Secretary. He will serve as President, Chief Financial Officer, Secretary and Treasurer of New Bowlero. Mr. Parker is also a director of Bowlero and he will become a director of New Bowlero upon consummation of the Business Combination. Prior to joining Bowlero, Mr. Parker worked for RehabManager.com as business development analyst. Mr. Parker is a graduate of Cornell University with a Bachelor of Science degree in Applied Economics and Business Management with a concentration in Business Management and Marketing.

Nicole Weinberger has been the Chief Customer Officer of Bowlero since 2017, and has served as the Chief Executive Officer of the Professional Bowlers’ Association since 2019. She will serve as Chief Customer Officer of New Bowlero, and will continue to serve as the Chief Executive Officer of the Professional Bowlers’ Association. Ms. Weinberger has also been a founding member of Chief, a think tank for women leaders in business, since 2019. Prior to her current roles, Ms. Weinberger was a Vice President of Marketing for Bowlmor AMF from 2013 until 2017. Ms. Weinberger is a graduate of Tulane University with a Bachelor of Arts degree in Communications.

Michael J. Angelakis has been a director of Bowlero since 2017. Mr. Angelakis will become a director of New Bowlero upon consummation of the Business Combination. He is the Chairman and Chief Executive Officer of Atairos. He also serves as a Senior Advisor to the Executive Management Committee of Comcast Corporation. Prior to founding Atairos, he served as Comcast’s Vice Chairman and Chief Financial Officer. In those roles, Michael was responsible for many strategic, financial, administrative and other areas within the Comcast. During his tenure at Comcast, Michael was recognized by Institutional Investor magazine as one of “America’s Best Chief Financial Officers” six out of eight years. Prior to joining Comcast, Michael served as a Managing Director and a member of the Management and Investment Committees of Providence Equity Partners, one of the leading private equity firms investing in technology, media and communications companies around the world. Before joining Providence, Michael was Chief Executive Officer of State Cable TV Corporation and Aurora Telecommunications. He also served as Vice President at Manufacturers Hanover Trust Company in New York, where he oversaw one of the bank’s media and communications portfolios. Additionally, Michael spent several years in London developing Manufacturers Hanover’s acquisition finance and merchant banking activities throughout Western Europe. He is a member of the Board of Directors of the following public companies: Exxon Mobil Corporation (NYSE: XOM) and TriNet Group (NYSE: TNET), as well as the following private companies: Arcis Golf, Learfield IMG College, The Orogen Group, ProQuest Corporation, and Spectra Holdings. Previously, Michael was the Chairman of the

Board for the Federal Reserve Bank of Philadelphia, a member of the Board of Directors of Duke Energy, Groupon Corporation (NASDAQ: GRPN), and Hewlett Packard Enterprises (NYSE: HPE), and a trustee of Babson College. Michael is a graduate of Babson College and the Owner/President Management Program at the Harvard Business School.

Robert J. Bass will become a director of New Bowlero upon closing of the Business Combination. Mr. Bass served as a vice chairman of Deloitte & Touche LLP from 2006 through June 2012, and was a partner in Deloitte from 1982 through June 2012, where he specialized in e-commerce, mergers and acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Groupon (NASDAQ: GRPN) since June 2012, and is both a member of the compensation committee and chairman of the audit committee. He has served as a member of the audit committee of Apex Tool Group, LLC since December 2014, including as chairman of the audit committee since April 2015 and the board of directors and as chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) since October 2016. Mr. Bass has also served on the board of trustees of Blackstone Secured Lending Fund since July 2018 and is chairman of the audit committee and a member of the nominating/governance committee and the compensation committee. He has served on the board of trustees of Blackstone Private Credit Fund since August 2020 and is chairman of the audit committee and a member of the nominating/governance committee and the compensation committee. Previously, Mr. Bass served on the board of directors of Sims Metal Management (ASX: SGM.AX) from September 2013 to December 2018 and was a member of the risk and audit committee from September 2013, including serving as chairman of the risk and audit committee from November 2014, and he also served on the board of directors and as chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company). Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants.

George Barrios will become a director of New Bowlero upon consummation of the Business Combination. He has been the Co-Chief Executive Officer of Isos since inception. Mr. Barrios most recently served as Co-President of the WWE from February 2018 to January 30, 2020. Prior to his current position, he was the Chief Strategy & Financial Officer of the WWE from November 2013 to February 2018, and Chief Financial Officer from March 2008 to November 2013. Before that, he was Vice President and Treasurer of The New York Times Company from January 2007 to March 2008. Mr. Barrios joined The New York Times Company in April 2002 as Chief Financial Officer of a subsidiary, which published, among other things, The Boston Globe. Prior to that, he was President and Chief Operating Officer of Netsilicon, Inc. from September 2000 to September 2001, a publicly held software development company, where he helped to stabilize the business prior to its merger with Digi International Inc. in 2001. From 1994 to 2000, Mr. Barrios served in several senior capacities for Praxair, Inc., a large supplier of industrial gasses. Earlier in his career, he held various leadership roles in strategy and operations at Time Warner/HBO, Inc. Mr. Barrios holds a B.A. degree and an M.B.A. from the University of Connecticut.

Sandeep Mathrani will become a director of New Bowlero upon consummation of the Business Combination. Mr. Mathrani currently serves as the WeWork (NYSE: WEWK) CEO and a member of its board since February 2020. Prior to WeWork, he served as CEO of Brookfield Properties Retail Group and as Vice Chairman, Brookfield Properties from August 2018 to February 2020. Prior to that, he served as CEO of GGP Inc. for eight years, during which he oversaw the company’s strategic rebranding in 2017 to a retail real estate company, as well as the successful $9.25 billion acquisition of GGP by Brookfield Property Partners in 2018. Before joining GGP in 2010, Mr. Mathrani was President of Retail for Vornado Realty Trust, where he oversaw the firm’s U.S. retail real estate division. Before that, he spent nearly a decade as Executive Vice President at Forest City Ratner. Mr. Mathrani currently serves as a member of the board of directors of Dick’s Sporting Goods (NYSE: DKS) and Tanger Factory Outlet Center, Inc. (NYSE: SKT). Mr. Mathrani served on the executive board and the board of trustees for the International Council of Shopping Centers, the executive board and 2019 chair of the National Association of Real Estate Investment Trusts, as well as on the board of directors for Host Hotels & Resorts, Inc. (Nasdaq: HST). He holds a Master of Engineering, Master of Management Science and Bachelor of Engineering from Stevens Institute of Technology.

Rachael A. Wagner has been a director of Bowlero since 2017. Ms. Wagner will become a director of New Bowlero upon consummation of the Business Combination. She is a Partner at Atairos. Ms. Wagner joined Atairos from Lindsay Goldberg, where she participated in all major investment functions, including origination, transaction execution and portfolio company development. Ms. Wagner was a Managing Director at Lindsay Goldberg and served as a Director on several portfolio company boards across a wide range of industries, including food & beverage manufacturing, specialty distribution, government services, and downstream energy. Prior to joining Lindsay Goldberg, Ms. Wagner worked at Lion Capital and in the Private Equity group at Blackstone. She previously served as a member of the Board of Directors of Oxford University’s Saïd Business School and as a member of the Council on Foreign Relations. Ms. Wagner is a member of the Board of Directors of Arcis Golf. She received her Master of Business Administration degree and an MSc in Comparative Social Policy from Oxford University, where she was a Rhodes Scholar, and her Bachelor’s degree from Harvard University.

Michelle Wilson will become a director of New Bowlero upon consummation of the Business Combination. Michelle Wilson has been the Co-Chief Executive Officer of Isos since inception. Prior to her position with ISOS, Ms. Wilson served as Co-President and Board member at WWE from February 2018 to January 2020. She served as Chief Revenue & Marketing Officer from November 2013 to February 2018, and Chief Marketing Officer from February 2009 to February 2018. From August 2001 to February 2009, she was Chief Marketing Officer of the United States Tennis Association where she was instrumental in making the U.S. Open the highest attended annual sporting event in the world with more than 700,000 fans in attendance every year. She was pivotal in the implementation of several innovations for the sport, including in-stadium video screens, blue courts, instant replay and the 2004 launch of the U.S. Open Series. From April 2000 to July 2001, she was Vice President of Marketing for the XFL. Earlier in her career, Ms. Wilson held positions at the National Basketball Association in its domestic and international consumer products groups as well as roles at Nabisco and Johnson & Johnson. Ms. Wilson holds a B.S.E. in Chemical Engineering from the University of Pennsylvania and an M.B.A. from the Harvard Business School.

John A. Young has been a director of Bowlero and its predecessor entities since 2013. Mr. Young will become a director of New Bowlero upon consummation of the Business Combination. He is the retired President, CEO and Director of Colfax Corporation (NYSE:CFX). He was one of the co-founders of Colfax and served as its Chief Financial Officer from 1995 to 2000 and Chief Executive Officer from 2000 until 2010. After leaving Colfax, he served as a Senior Advisor to Oaktree Capital Management from 2011 until 2016 and has been a director of multiple privately owned businesses in the industrial, recreational products and healthcare industries. Prior to employment with Colfax, Mr. Young was Director of Corporate Development at AMF Industries and was an M&A Associate at Chase Manhattan Bank. Mr. Young is a graduate of the University of Virginia with a Bachelor of Science Degree in Finance from the McIntire School and an MBA from the Darden School, where he was a Shermet Scholar.

Role of Board in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Controlled Company

After completion of the Business Combination, Mr. Shannon, directly or indirectly, will continue to control more than 50% of our combined voting power. As a result, New Bowlero will be a “controlled company” for the purposes of NYSE’s rules and corporate governance standards. As a “controlled company,” we will be permitted not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of independent directors, (2) those that would require that we establish a compensation committee composed entirely of independent directors and with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. Although we do not currently intend to available ourselves of any of the exemptions available to controlled companies, we may choose to do so in the future at our discretion. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods if we had chosen to utilize any of these exemptions.

Director Independence

Upon consummation of the Business Combination, we expect our independent directors, as such term is defined by the NYSE rules, will be Robert J. Bass, Sandeep Mathrani, John A. Young, Michael J. Angelakis and Rachael A. Wagner.

Board Composition

Upon consummation of the Business Combination, the New Bowlero Board will consist of nine members. The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The Stockholders Agreement grants each of Atairos and TS, which is controlled by Mr. Shannon, the right to designate nominees for election to our board of directors. The number of nominees that each of Atairos and TS will be entitled to nominate pursuant to the Stockholders Agreement is dependent on their respective beneficial ownership of the New Bowlero Class A common stock and the New Bowlero Class B common stock. For so long as Atairos and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and the New Bowlero Class B common stock, Atairos will be entitled to designate three directors to our board of directors and (ii) less than 15% but at least 5%, Atairos will be entitled to designate one director to our board of directors. For so long as TS and its affiliates own (i) 15% or more of the combined New Bowlero Class A common stock and the New Bowlero Class B common stock, TS will be entitled to designate three directors our board of directors and (ii) less than 15% but at least 5%, TS will be entitled to designate one director to our board of directors.

Upon consummation of the Business Combination, Atairos designees to the New Bowlero Board will be Michael J. Angelakis, Rachael A. Wagner and Robert J. Bass. TS designees to the New Bowlero Board will be Thomas F. Shannon, Brett I. Parker and Sandeep Mathrani.

Board Committees

Following the completion of the Business Combination, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Following the completion of the Business Combination, our audit committee will consist of Robert J. Bass (chair), John A. Young and Sandeep Mathrani. Our board of directors has determined that Robert J. Bass qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Robert J. Bass, John A. Young and Sandeep Mathrani are independent as defined in Rule 10A-3 of the Exchange Act and under NYSE listing standards. The principal duties and responsibilities of our audit committee will be as follows:

•        to prepare the annual audit committee report to be included in our annual proxy statement;

•        to oversee and monitor our financial reporting process;

•        to oversee and monitor the integrity of our financial statements and internal control system;

•        to oversee and monitor the independence, retention, performance and compensation of our independent registered public accounting firm;

•        to oversee and monitor the performance, appointment and retention of our internal audit function;

•        to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•        to oversee and monitor our compliance with legal and regulatory matters; and

•        to provide regular reports to the board.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the completion of the Business Combination, our compensation committee will consist of John A. Young (chair), Rachael A. Wagner and Sandeep Mathrani (the “Compensation Committee”). The principal duties and responsibilities of the Compensation Committee will be as follows:

•        to review and make recommendations to the full board of directors regarding our compensation policies and programs;

•        to review and approve the compensation of our chief executive officer and other officers, including all material benefits, option or stock award grants and perquisites and all material employment agreements;

•        to review and approve our incentive compensation plans, pension plans and equity-based compensation plans;

•        to administer incentive compensation, pension plans and equity-based compensation plans;

•        to review and approve financial and other performance targets that must be met;

•        to review and make recommendations to the full board of directors regarding compensation of non-executive directors; and

•        to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Nominating and Corporate Governance Committee

Following the completion of the Business Combination, our nominating and corporate governance committee will consist of Michael J. Angelakis (Chair), John A. Young and Robert J. Bass. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•        to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•        to review and recommend to the board of directors a succession plan for the chief executive officer and other executive officers;

•        to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the committees of the board;

•        to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•        to develop, review and assess annually the adequacy of the Company’s corporate governance principles and guidelines and recommend to our board of directors any changes deemed appropriate; and

•        to oversee the evaluation of our board of directors.

Code of Business Conduct and Ethics

Following the completion of the Business Combination, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct, as well as qualify as a “code of ethics” as defined by the rules and regulations of the SEC and NYSE. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, and our directors, on our website at https://www.bowlero.com. Following the completion of the Business Combination, the code of business conduct and ethics will be available on our website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. We are parties to certain transactions with Atairos and TS described in “Certain Relationships and Related Person Transactions.” None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Limitation on Liability and Indemnification Matters

New Bowlero’s articles of incorporation that will become effective immediately following the consummation of the Business Combination contain provisions that limit the liability of the directors of the New Bowlero for damages to the fullest extent permitted by Delaware law. Consequently, New Bowlero’s directors will not be personally liable to New Bowlero or its stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

•        the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of New Bowlero has been rebutted; and

•        it is proven that the directors’ act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

Compensation of Directors and Officers

Following the completion of the Business Combination, we expect New Bowlero’s executive compensation program will reflect Bowlero’s compensation policies and philosophies, as they may be modified and updated from time to time.

Following the completion of the Business Combination, we expect that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of New Bowlero Board. Bowlero’s executive compensation programs for the fiscal year 2021 are further described below under “Executive Compensation — Bowlero’s Executive Officer and Director Compensation.”

EXECUTIVE COMPENSATION

Isos’s Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Our sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partner businesses and performing due diligence on suitable business combinations. For the period from the closing of the IPO through the earlier of consummation of our initial business combination and our liquidation, we pay an affiliate of our sponsor $51,667 per month for office space, secretarial, administrative and due diligence and related services provided to members of our management team. Our audit committee reviews on a quarterly basis all payments that were made by us to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we have not, and do not expect to have any, additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

For more information about the interests of the Sponsor and Isos’s directors and officers in the Business Combination, see the section titled “The BCA Proposal — Interests of the Sponsor Related Persons in the Business Combination.”

Bowlero’s Executive Officer and Director Compensation

Summary Compensation Table

The following table presents information regarding the compensation of the named executive officers of Bowlero Corp. for the fiscal year ended June 27, 2021.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(1)	Total ($)
Thomas F. Shannon Chairman & Chief Executive Officer, Director	2021	1,232,862	2,400,000	49,822	3,682,684
Brett I. Parker Vice Chairman, President, Chief Financial Officer, Secretary and Director	2021	968,634	1,900,000	29,052	2,897,686
Nicole Weinberger Chief Customer Officer & CEO, Professional Bowlers Association	2021	319,538	100,838	3,806	424,182

____________

(1)      The amounts reported consist of payments for each executive for short- and long-term disability benefits and life insurance premiums, and Mr. Shannon’s and Mr. Parker’s monthly car allowances of $3,000 and $1,500, respectively.

Outstanding Equity Awards at Fiscal Year End

The following table provides information about the options to purchase shares of common stock of Bowlero Corp. granted to the named executive officers of Bowlero Corp. under the 2017 Plan (as defined below) that were outstanding as of June 27, 2021.

Thomas F. Shannon	169,723 — — —	24,246 — — —	64,656 143,457 492,619 541,881	77.62 102.51 196.72 335.13	09/27/2029 01/07/2032 01/07/2032 01/07/2032
Brett I. Parker	56,574 — — —	8,082 — — —	21,552 47,819 164,206 180,627	77.62 102.51 196.72 335.13	09/27/2029 01/07/2032 01/07/2032 01/07/2032
Nicole Weinberger	1,810	259	690	77.62	09/27/2029

____________

(1)      Pursuant to the terms of the option agreements, the options in these columns were granted on September 29, 2017 and are scheduled to vest in quarterly installments over the four years following the grant date, subject to the named executive officer’s continued service through each vesting date. Pursuant to the Business Combination Agreement, these options will become fully vested on the consummation of the Business Combination.

(2)      Pursuant to the terms of the option agreements, the options in this column become exercisable on achievement of the applicable performance goals relating to returns by Atairos and its affiliates in connection with specified sales of Bowlero Corp. or public offerings of shares of the common stock of Bowlero Corp. Pursuant to the Business Combination Agreement, these options will become exercisable on the consummation of the Business Combination (other than the options with an exercise price of $335.13 held by Mr. Shannon and Mr. Parker, which will be cancelled without payment).

(3)      The numbers of option shares and the exercise prices set forth in the table are on a pre-conversion basis. Pursuant to the Business Combination Agreement, each stock option granted under the 2017 Plan that is outstanding as of immediately prior to the Effective Time for which the holder elected to have assumed by New Bowlero will be assumed by New Bowlero and converted into an option, issued under the 2017 Plan, to purchase shares of New Bowlero common stock and the contingent right to receive a number of Earnout Shares following the Closing. Assuming that each named executive officer elects to have his or her options assumed, the aggregate number of shares covered by, and the weighted average exercise prices of, the assumed options held by each named executive officer are estimated to be as follows: Mr. Shannon: 23,096,254 shares and $5.90 weighted average exercise price; Mr. Parker 7,720,256 shares and $5.90 weighted average exercise price; and Ms. Weinberger: 68,398 shares and $3.13 weighted average exercise price. The foregoing numbers of converted options for Messrs. Shannon and Parker are inclusive of the additional grants of options they will receive as described below under “Employment Agreements with Named Executive Officers.”

Employment Agreements with Named Executive Officers

Bowlero Corp. entered into an employment agreement, dated as of June 6, 2017, with each of Mr. Shannon and Mr. Parker. We anticipate that either Isos or Bowlero Corp. will enter into a new employment agreement with each executive, which will become effective on the consummation of the Business Combination, and which will supersede the executive’s current employment agreement. Each of the new employment agreements is expected to be substantially in the form of the executive’s current employment agreement, with such additions, variations and changes as Bowlero Corp. and the executive, in consultation with Isos, mutually agree. The following is a summary of the material terms of each executive’s current employment agreement and his contemplated new agreement.

Thomas F. Shannon

Mr. Shannon’s current employment agreement provides for his employment as President and Chief Executive Officer and his service as a member of the board of directors of Bowlero Corp. (initially, as Chairman). His current title is Chairman, Chief Executive Officer and Director. Under his new employment agreement, he will be employed as founder and Chief Executive Officer of the Company and will be nominated to serve as a member of the board of directors of the Company. The initial term of his current employment agreement is scheduled to expire on the sixth anniversary of the effective date (which is July 3, 2023), subject to automatic renewal for successive one-year periods unless either party provides at least six months’ notice of non-renewal. His new employment agreement will be scheduled to expire on the third anniversary of the effective date, subject to automatic renewal for successive one year periods unless either party provides at least 90 days’ notice of non-renewal.

Mr. Shannon’s current employment agreement provides for an initial annual base salary of $1,141,865.40, subject to an annual increase of 2% or, if greater, the rate of the consumer price index for the New York-Northern New Jersey-Long Island area. His current base salary is $1,238,415,33. The initial base salary under Mr. Shannon’s new employment agreement will be determined in consultation with an independent compensation consultant, but will not be less than his current base salary, and will be reviewed annually for possible increase. Under his current employment agreement, Mr. Shannon is eligible for an annual bonus for each fiscal year in an amount determined based on actual EBITDA for the year measured against budgeted EBITDA for the year, with a maximum bonus equal to 200% of the target amount. His new employment agreement will set forth target and maximum bonus opportunities, which will be determined in consultation with an independent compensation consultant, with a maximum bonus opportunity of not less than 200% of his current base salary. The actual amount of any bonus that Mr. Shannon earns will be determined by our compensation committee in accordance with the terms of the Company’s annual incentive plan, with overall corporate performance goals the same as for other senior executives.

Under his current employment agreement, Mr. Shannon received an initial equity grant under the 2017 Plan (as defined below) in the form of options to purchase 5.25% of the fully diluted shares of common stock of Bowlero Corp Mr. Shannon’s new employment agreement will provide for an initial equity grant under the Incentive Plan to be determined based on a peer group study to be done by a compensation consultant in consultation with our compensation committee. In addition, Mr. Shannon will receive an option grant with respect to 18,881 (on a pre-conversion basis) of the unallocated shares reserved under the 2017 Plan, to be issued under the Incentive Plan. When converted, this option will relate to Class B shares of our common stock. The estimated number of such shares of New Bowlero Class B common stock is 468,089.

Mr. Shannon’s current employment agreement provides that he is entitled to participate in all employee benefit plans made available to executive officers generally, reimbursement or payment for reasonable expenses incurred by him relating to negotiating and preparing the employment agreement and any related arrangement, four weeks of vacation per year (or such greater vacation benefits as may be provided to other senior executives), and a car allowance of $3,000 per month. His new employment agreement will provide for these same entitlements, except that the agreement will not provide for a car allowance. He will also be entitled to reimbursement or payment for reasonable expenses incurred by him relating to negotiating and preparing the new employment agreement, the Business Combination Agreement and any related arrangements, up to $350,000.

Mr. Shannon’s current employment agreement provides for severance benefits if his employment is terminated by Bowlero Corp. without “cause” or by him for “good reason” (as such terms are defined in the agreement). These severance benefits include (i) continued payment of base salary and car allowance for the greater of 12 months and the remainder of the then-current term of employment, (ii) payment or reimbursement of premiums for him and his eligible dependent for continued health plan coverage under COBRA for the period that the base salary payments continue (but in no event beyond the period that COBRA coverage is required to be provided) and (iii) a prorated portion of the annual bonus for the year in which the termination occurs, to the extent earned based on actual performance. Mr. Shannon’s entitlement to these severance benefits is conditioned on his execution of a mutual release of claims in the form attached to the agreement, and his not materially breaching the restrictive covenants in the agreement (described below). The severance benefits under his new employment agreement will be discussed and confirmed after review with an independent compensation consultant.

The restrictive covenants in Mr. Shannon’s current employment agreement include confidentiality, non-competition, invention assignment and non-solicitation of customers, employees and consultants. Mr. Shannon’s new employment agreement will include similar covenants.

Mr. Shannon’s current employment agreement provides for partial reimbursement of any excise tax imposed on him under Section 4999 of the Internal Revenue Code due to any “excess” payments that he receives in connection with a change in control transaction. The consummation of the Business Combination will not constitute a change in control for this purpose. Mr. Shannon’s new employment agreement will not provide for any such excise tax reimbursement.

Brett I. Parker

Mr. Parker’s current employment agreement has, and his new employment agreement is expected to have, the same terms as Mr. Shannon’s agreements, except as described below.

Mr. Parker’s current employment agreement provides for his employment as Executive Vice President and Chief Financial Officer and his service as a member of the board of directors of Bowlero Corp. (initially, as Vice Chairman). Mr. Parker was subsequently promoted to Vice Chairman, President, Chief Financial Officer, Secretary and Director. Under his new employment agreement, he will be employed as President and Chief Financial Officer of the Company and will be nominated to serve as a member of the board of directors of the Company. Mr. Parker’s current employment agreement provides for an initial annual base salary of $819,190.32, subject to an annual increase of 2% or, if greater, the rate of the consumer price index for the New York-Northern New Jersey-Long Island area. His current annual base salary is $973,035.90. Under his current employment agreement, Mr. Parker is eligible for an annual bonus for each fiscal year in an amount determined based on actual EBITDA for the year measured against budgeted EBITDA for the year, with a maximum bonus equal to 200% of the target amount. His new employment agreement will set forth target and maximum bonus opportunities, which will be determined in consultation with an independent compensation consultant, with a maximum bonus opportunity of not less than 200% of his current base salary. The actual amount of any bonus that Mr. Parker earns will be determined by our compensation committee in accordance with the terms of the Company’s annual incentive plan, with overall corporate performance goals the same as for other senior executives.

Under his current employment agreement, Mr. Parker received an initial equity grant under the 2017 Plan (as defined below) in the form of options to purchase 1.75% of the fully diluted shares of common stock of Bowlero Corp In addition, Mr. Parker will receive an option grant with respect to 7,162 (on a pre-conversion basis) of the unallocated shares reserved under the 2017 Plan, to be issued under the Incentive Plan. When converted, this option will relate to Class A shares of our common stock. The estimated number of such shares of New Bowlero Class A common stock is 177,551.

Mr. Parker’s current employment agreement provides that he is entitled to participate in all employee benefit plans made available to executive officers generally, reimbursement or payment for reasonable expenses incurred by him relating to negotiating and preparing the employment agreement and any related arrangement, four weeks of vacation per year (or such greater vacation benefits as may be provided to other senior executives), and a car allowance of $1,500 per month, which his new employment agreement will not provide for. He will also be entitled to reimbursement or payment for reasonable expenses incurred by Mr. Parker relating to negotiating and preparing the new employment agreement and any related arrangement, up to $125,000.

Mr. Parker’s current employment agreement provides for severance benefits if his employment is terminated by Bowlero Corp. without “cause” or by him for “good reason” (as such terms are defined in the agreement). These severance benefits include (i) continued payment of base salary and car allowance for the greater of 12 months and the remainder of the then-current term of employment, (ii) payment or reimbursement of premiums for him and his eligible dependent for continued health plan coverage under COBRA for the period that the base salary payments continue (but in no event beyond the period that COBRA coverage is required to be provided) and (iii) a prorated portion of the annual bonus for the year in which the termination occurs, to the extent earned based on actual performance. Mr. Parker’s entitlement to these severance benefits is conditioned on his execution of a mutual release of claims in the form attached to the agreement, and his not materially breaching the restrictive covenants in the agreement (described below). The severance benefits under his new employment agreement will be discussed and confirmed after review with an independent compensation consultant.

The restrictive covenants in Mr. Parker’s current employment agreement include confidentiality, non-competition, invention assignment and non-solicitation of customers, employees and consultants. Mr. Parker’s new employment agreement will include similar covenants.

Mr. Parker’s current employment agreement provides for partial reimbursement of any excise tax imposed on him under Section 4999 of the Internal Revenue Code due to any “excess” payments that he receives in connection with a change in control transaction. The consummation of the Business Combination will not constitute a change in control for this purpose. Mr. Parker’s new employment agreement will not provide for any such excise tax reimbursement.

Bowlmor AMF Corp. 2017 Stock Incentive 2017 Plan

The Bowlmor AMF Corp. 2017 Stock Incentive 2017 Plan (the “2017 Plan”) was adopted on September 29, 2017, and was last amended on January 7, 2020. The 2017 Plan provides for the discretionary grant of stock options and other share-based awards to key employees and other service providers of Bowlero Corp.

Pursuant to the Business Combination Agreement, New Bowlero will assume the 2017 Plan as of the Effective Time, and each stock option granted under the 2017 Plan that is outstanding as of immediately prior to the Effective Time for which the holder elected to have assumed by New Bowlero will be assumed by New Bowlero and converted into an option, issued under the 2017 Plan, to purchase shares of New Bowlero common stock and the contingent right to receive a number of Earnout Shares following the Closing (see “The BCA Proposal — The Business Combination Agreement — Conversion/Exchange of Securities”).

Authorized Shares.    The maximum number of shares of common stock of Bowlero Corp. that may be issued under the 2017 Plan is 2,036,158 shares. To the extent that any shares covered by an award are not issued because the award is forfeited, canceled or expires without being exercised, such shares will not be deemed to have been issued for purposes of determining the maximum number of shares available for issuance under the 2017 Plan. The maximum number of shares that may be issued under incentive stock options is 200,000 shares. No new awards will be granted under the 2017 Plan once the Business Combination is consummated.

Administration.    The board of directors of Bowlero Corp., or a duly authorized committee thereof, has the authority to administer the 2017 Plan. The plan authorizes the administrator to determine which eligible persons are to receive awards, the types of award, the number of shares covered by each award, the provisions of the award agreements, and the terms, conditions, performance criteria and restrictions of the award; to modify, amend, cancel or suspend awards; to interpret the plan; to prescribe, amend and rescind any rules and regulations relating to the plan; to determine to what extent and under what circumstances awards may be settled in cash, shares or other property; to determine whether, to what extent and under what circumstances amounts payable with respect to any award will or may be deferred; to cancel and regrant, accelerate vesting or otherwise adjust the exercise price of an award previously granted under the plan; and to make all other determinations and findings deemed necessary or advisable for the administration of the plan. The administrator may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted under the plan, provided that any such action that materially adversely impairs the rights of any participant requires the consent of the participant.

Stock Options.    The administrator is authorized to grant stock options under the 2017 Plan, which will be evidenced by an award agreement. Unless otherwise determined by the administrator with respect to a stock option that is intended to be subject to Section 409A of the Code, the exercise price per share of a stock option may not be less than the fair market value of a share on the date of grant. The terms and conditions of a stock option, including the number of shares, the vesting schedule (including treatment on termination of service), the terms and conditions on which the option will be exercisable, and the expiration date, will be set forth in the award agreement. A participant may exercise an option by paying the exercise price in cash or, solely to the extent permitted by the award agreement or otherwise by the administrator, (i) in shares of common stock of Bowlero Corp. owned by the participant or which may be received by the participant upon the exercise of the option, (ii) in other property acceptable to the administrator or (iii) by any combination thereof.

Adjustments for Certain Transactions.    If any corporate transaction or distribution (including, without limitation, any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split up, spin off, repurchase, combination or exchange of shares of common stock or other securities of Bowlero Corp., or sale or transfer of all or substantially all of Bowlero Corp.’s assets or business, but not including ordinary cash dividends) affects the shares of common stock of Bowlero Corp. such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Plan, then the administrator will (a) in such manner as it may deem equitable, adjust any or all of (i) the number of shares of common stock or other securities of Bowlero Corp. (or number and kind of other securities or property) with respect to which awards may be granted under the plan, (ii) the number of shares of common stock or other securities of Bowlero Corp. (or number and kind of other securities and property) subject to outstanding awards and (iii) the exercise price or other terms and conditions of any award or (b) if deemed appropriate, may make provision for a cash payment to the holder of an outstanding award in full satisfaction of such award.

Change in Control.    In the event of a “change in control” (as defined in the 2017 Plan), the administrator has full discretion, subject to applicable regulatory approvals and the terms of any award agreement, to take whatever actions it deems necessary or appropriate with respect to outstanding awards, including: (a) to provide for full or partial accelerated vesting of any award or portion thereof, either immediately prior to the change in control or following the change in control; (b) to provide for the assumption of an award (or portions thereof) or the issuance of substitute awards with similar rights and features of the surviving or acquiring company; (c) to provide for the cash-out and cancelation of any vested award (or portion thereof) immediately prior to the change in control, which cash-out may be subject to any escrow, earn-out or other contingent or deferred payment arrangement that is contemplated by the change in control; (d) subject to any special vesting provisions of the applicable award agreement, to cancel, without consideration, any unvested award and any other award that is not otherwise exercised on or prior to the change in control; or I subject to any express provisions of the applicable award agreement, to take any other actions as the administrator deems necessary or advisable in connection with the change in control, including taking different actions with respect to different participants, awards and portions of awards.

Transferability.    Except as otherwise expressly permitted by the administrator, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. A stock option may be exercised during the lifetime of the participant only by him or her or by his or her legal representative.

Amendment and Termination of the Plan.    The board of directors of Bowlero Corp. may at any time amend, suspend or terminate the 2017 Plan. However, no such amendment, alteration, suspension, discontinuation or termination may be made without approval by the stockholders of Bowlero Corp. if such approval is necessary to comply with any tax or regulatory requirement for which or with which the board of directors deems it necessary or desirable to qualify or comply. In addition, any such amendment, alteration, suspension, discontinuation or termination that would materially adversely impair the rights of any participant requires the consent of the participant. The 2017 Plan will continue in effect until July 3, 2027, unless earlier terminated by the board of directors; provided that, following any termination of the plan, the terms of the plan will continue to apply to any award for as long as the award remains outstanding pursuant to its terms. Following the Closing, no further grants will be made under the 2017 Plan.

Transaction Bonuses

Bowlero Corp. entered into a letter agreement, dated July 1, 2021, with each of Mr. Shannon and Mr. Parker, which provides for a transaction bonus payable upon the consummation of the Business Combination. The amount of Mr. Shannon’s bonus is $28,456,250, and is payable 50% in cash and 50% in the form of fully vested shares of New Bowlero Class B common stock. The amount of Mr. Parker’s bonus is $10,793,750, and is payable in cash. If the employment of Mr. Shannon or Mr. Parker is terminated by Bowlero Corp. for “cause” or by the executive without “good reason” (as such terms are defined in the executive’s employment agreement) prior to the Closing, he will not be eligible to receive the transaction bonus.

Director Compensation

Independent directors of the Company are paid $72,000 annually in advance in quarterly installments. Mr. John Young was the Company’s only independent director for a six year period of employment.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Isos ordinary shares as of September 30, 2021 by:

•        each person who is known to be the beneficial owner of more than 5% of Isos ordinary shares;

•        each of Isos’s current executive officers and directors; and

•        all executive officers and directors of Isos as a group pre-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Isos ordinary shares pre-Business Combination is based on 31,854,625 Isos ordinary shares issued and outstanding as of September 30, 2021, which includes an aggregate of 6,370,925 Isos Class B ordinary shares outstanding as of such date.

Pre-Business Combination Beneficial Ownership Table of Isos

	Isos Class A ordinary shares		Isos Class B ordinary shares(6)		Approximate Percentage of outstanding ordinary shares
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers
George Barrios(2)	—	* %	5,814,636	91.3%	18.3%
Michelle Wilson(2)(3)	100	*	5,814,636	91.3	18.3
Derek Chang	—	*	—	*	*
Barbara Daniel	—	*	—	*	*
Jacqueline Hernandez	—	*	—	*	*
Perkins Miller	—	*	—	*	*
Dan Reed	—	*	—	*	*
John Rose	—	*	—	*	*
All executive officers and directors as a group (8 individuals)	—	* %	5,814,636	91.3%	18.3%

5% or More Shareholders:
Isos Acquisition Sponsor LLC	—	* %	5,814,636	91.3%	18.3%
Millenium Group Management LLC(4)	1,225,000	4.8%	—	*	3.8%
Citadel Advisors LLC and related persons and entities(5)	1,684,549	6.6%	—	*	5.3%
Sculptor Capital LP(5)	1,508,666	5.9%	—	*	4.7%
Telemark Asset Management, LLC(7)	1,391,851	5.5%	—	*	4.4%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 55 Post Road W, Suite 200, Westport, CT 06880.

(2)      The Sponsor is the record holder of such shares. The Sponsor is governed by two managers, George Barrios and Michelle Wilson. Accordingly, George Barrios and Michelle Wilson have voting and investment discretion with respect to the Class B ordinary shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class B ordinary shares directly held by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)      Michelle Wilson beneficially owns 100 of Isos’s Class A ordinary shares.

(4)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on March 9, 2021, Integrated Core Strategies (US) LLC (“ICS US”) beneficially owned 690,000 of Isos’s Class A ordinary shares, ICS Opportunities II LLC (“ICS II”) beneficially owned 10,000 of the Issuer’s Class A ordinary shares, and ICS Opportunities Ltd. LLC (“ICS Ltd.”)

beneficially owned 525,000 of the Issuer’s Class A ordinary shares, representing an aggregate of 1,225,000 of the Issuer’s Class A ordinary shares. Millennium International Management LP is the investment manager of ICS II and ICS Ltd. and may be deemed to have share voting control and investment discretion over their shares. Millennium Management LLC is (i) the general partner of ICS US’s managing member and may be deemed to have share voting control and investment discretion over its shares, and (ii) the general partner of the sole shareholder of ICS II and ICS Ltd. and may be deemed to have shared voting control and investment discretion over their shares. Millennium Group Management LLC is the managing member of Millennium Management LLC and the general partner of Millennium International Management LP, and accordingly may be deemed to have shared voting control and investment discretion over the shares of ICS US, ICS II and ICS Ltd. The managing member of Millennium Group Management LLC is a trust of which Israel A. Englander currently serves as sole voting trustee and accordingly, Mr. Englander may be deemed to have shared voting control and investment discretion over the shares of ICS US, ICS II and ICS Ltd.

(4)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on March 25, 2021, Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“Citadel Holdings”) and Citadel GP LLC (“Citadel GP”) may each be deemed to beneficially own 1,682,224 of Isos’s Class A ordinary shares, and each of Citadel Securities LLC “Citadel Securities”), CALC IV LP (“CALC IV”) and Citadel Securities GP LLC (“Citadel Securities GP”) may each be deemed to beneficially own 2,325 of Isos Class A ordinary shares and Kenneth Griffin may be deemed to beneficially own 1,684,549 of Isos Class A ordinary shares. Citadel Advisors is the portfolio manager for Citadel Multi-Strategy Equities Master Fund Ltd., Citadel Holdings is the sole member of Citadel Advisors, Citadel GP is the general partner of Citadel Holdings, CALC IV is the non-member manager of Citadel Securities, Citadel Securities GP is the general partner of CALC IV and Mr. Griffin if the President and Chief Executive Officer of Citadel GP and owns a controlling interest in Citadel GP and Citadel Securities GP.

(5)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on May 4, 2021. Sculptor Capital LP (“Sculptor”) and Sculptor Capital II LP (“Sculptor-II”) serve as the principal investment managers to a number of private funds and discretionary accounts (the “Sculptor Accounts”) and thus may be deemed to be the beneficial owners of the Isos ordinary shares held in such Sculptor Accounts. Sculptor Capital Holdings II LLC (“SCHC-II”) is wholly-owned by Sculptor and serves as the general partner of Sculptor-II. Sculptor Capital Holdings Corporation (“SCHC”) serves as the sole general partner of Sculptor and accordingly may be deemed to control Sculptor and may be deemed to be the beneficial owner of the Isos Class A ordinary shares deemed to be beneficially owned by Sculptor. Sculptor Capital Management, Inc. (“SCU”) is a holding company and the sole shareholder of SCHC and accordingly may be deemed to be the beneficial owner of the Isos Class A ordinary shares deemed to be beneficially owned by SCHC.

(6)      Interests shown consist of founder share, classified as Isos Class B ordinary shares. Such shares are convertible into Isos Class A ordinary shares on a one-for-one basis.

(7)      Pursuant to a Schedule 13G filed by such persons as a group with the SEC on October 27, 2021. Telemark Asset Management, LLC (“Telemark”) is the investment advisor of Telemark Fund, L.P. Colin McNay is the President and sole owner of Telemark.

The following table set forth information regarding the expected beneficial ownership of shares of New Bowlero common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:

•        each person who is expected to be the beneficial owner of more than 5% of New Bowlero’s common shares

•        each person who will become an executive officer or director of New Bowlero post-Business Combination; and

•        all executive officers and directors of New Bowlero post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The expected beneficial ownership of New Bowlero’s common stock post-Business Combination assumes two scenarios:

•        Assuming No Redemption:    This presentation assumes that no shares of Isos Class A ordinary shares are redeemed in connection with the Business Combination.

•        Assuming Maximum Redemption:    This presentation assumes that 7,983,800 shares of Isos Class A ordinary shares are redeemed in connection with the Business Combination.

The “No Redemption” scenario assumes 31,048,995 shares of New Bowlero Class A common stock being issued to existing Isos shareholders in the Business Combination (representing the total number of issued and outstanding Isos ordinary shares, less 805,630 shares being forfeited at Closing), and the “Maximum Redemption” scenario assumes 21,725,174 shares of New Bowlero Class A common stock being issued to Isos shareholders in the Business Combination (representing the total number of issued and outstanding shares, less 2,145,651 shares being forfeited at Closing and the assumed maximum of 7,983,800 shares being redeemed), in each case based on the number of Isos ordinary shares outstanding as of June 30, 2021, as well as the issuance and sale of 15,000,000 shares of New Bowlero Class A common stock to the Common PIPE Investors and the issuance and sale of 10,000,000 shares of New Bowlero Class A common stock pursuant to the Forward Purchase Contract.

Based on the foregoing assumptions, we estimate that there would be 112,956,515 shares of New Bowlero Class A common stock and 62,392,209 shares of New Bowlero Class B common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 112,286,509 shares of New Bowlero Class A common stock and 63,062,215 shares of New Bowlero Class B common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in New Bowlero and the columns under “Following the Business Combination, the PIPE Offerings and the Forward Purchase Contract transaction” in the table that follows will be different. The following table does not reflect the beneficial ownership of any shares of New Bowlero Class A common stock issuable upon exercise of public warrants or private placement warrants, including those to be purchased pursuant to the Forward Purchase Contract, as such securities are not exercisable or convertible within 60 days of            , 2021.

Unless otherwise indicated, Bowlero believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Beneficial Ownership Table of Bowlero Following the Business Combination, the PIPE Offering and the Forward Purchase Contract transaction
	New Bowlero Class A common stock (Assuming No Redemption)		New Bowlero Class A common stock (Assuming Maximum Redemption)		New Bowlero Class B common stock (Assuming No Redemption)		New Bowlero Class B common stock (Assuming Maximum Redemption)		Combined Voting Power of New Bowlero Following Business Combination, the PIPE Offerings and the Forward Purchase Contract transaction(3)
Name of beneficial Owner (1) (2)	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Assuming No Redemption	Assuming Maximum Redemption
5% Stockholders
A-B Parent LLC (Atairos) (4)	62,314,245	51	70,968,051	59	—	—	—	—	3%	4%
Cobalt Recreation LLC(5)	—	—	—	—	62,392,209	100	63,062,215	100	85%	86%
Named Executive Officers and Directors
Thomas F. Shannon(5)	—	—	—	—	62,392,209	100	63,062,215	100	85%	86%
Brett I. Parker	3,091,407	3	3,091,407	3	—	—	—	—	—	—
Nicole Weinberger	46,983	—	46,983	—	—	—	—	—	—	—
John A. Young	—	—	—	—	—	—	—	—	—	—
George Barrios(6)	3,648,049	3	2,446,828	2	—	—	—	—	—	—
Michelle Wilson(6)(7)	3,648,149	3	2,446,928	2	—	—	—	—	—	—
Michael J. Angelakis(4)	62,314,245	51	70,968,051	59	—	—	—	—	3%	4%
Rachael A. Wagner	—	—	—	—	—	—	—	—	—	—
Robert J. Bass	—	—	—	—	—	—	—	—	—	—
Sandeep Mathrani	—	—	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (10 persons)	69,100,784	57	76,553,369	64	62,392,209	100	63,062,215	100	88%	90%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of those listed in the table post-Business Combination is c/o Bowlero Corp., 222 W 44th Street, New York, New York 10036. The business address of all New Bowlero officers and directors other than Michael J. Angelakis is c/o Bowlero Corp., 222 W 44th Street, New York, New York 10036.

(2)      Prior to completion of the Business Combination, holders of Isos Class A ordinary share and Isos Class B ordinary share are entitled to one vote per share on each matter properly submitted to Isos’s shareholders and vote togeteher as a single class, except as required by law. As a result of and upon the effective time of the Domestication, each of the then issued and outstanding Isos Class A ordinary shares and Isos Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Bowlero Class A common stock.

(3)      Percentage of combined voting power represents voting power with respect to all shares of New Bowlero Class A common stock and New Bowlero Class B common stock, voting together as a single class. Each holder of New Bowlero Class A common stock will be entitled to one vote per share of New Bowlero Class A common stock and each holder of New Bowlero Class B common stock will be entitled to 10 votes per share of New Bowlero Class B common stock. Excludes all shares of New Bowlero Class A common stock issuable upon conversion of the 105,000 shares of New Bowlero preferred stock held by Atairos and the Preferred PIPE Shares.

(4)      Reflects 62,314,245 shares of New Bowlero Class A common stock held by A-B Parent LLC, a Delaware limited liability company (“Atairos”), including all shares of New Bowlero Class A common stock issuable upon conversion of the 105,000 shares of New Bowlero preferred stock held by Atairos. Atairos Group, Inc. a Cayman Islands exempted company (“Atairos Inc.”) is the sole member of Atairos. Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”) is the sole voting shareholder of Atairos Inc. Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”) is the general partner of AP. Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos Inc. The board of directors of Atairos Inc. and APGP consists of Michael J. Angelakis, Melissa Bethell, David L. Caplan, Alexander D. Evans, and Clare McGrory, each of whom is also an executive officer of Atairos Inc. and APGP. Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. The business address of each of Atairos, Atairos Inc., AP, APGP and Michael J. Angelakis is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010.

(5)      Reflects 60,969,396 shares of New Bowlero Class B common stock held by Cobalt Recreation LLC, a Delaware limited liability company (“TS”) and 1,422,813 shares of New Bowlero Class B common stock held by Thomas F. Shannon in the “no redemption” scenario, and 61,639,402 shares of New Bowlero Class B common stock held by TS and 1,422,813 shares of New Bowlero Class B common stock held by Thomas F. Shannon in the “maximum redemption” scenario. The managing member of TS is The Cobalt Group, LLC. The managing member of The Cobalt Group LLC is Thomas F. Shannon.

(6)      The Sponsor is the record holder of such shares. The Sponsor is governed by two managers, George Barrios and Michelle Wilson. Accordingly, George Barrios and Michelle Wilson have voting and investment discretion with respect to the Isos Class B ordinary shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Isos Class B ordinary shares directly held by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)      Michelle Wilson beneficial owns 100 of Isos’s Class A ordinary shares that will be converted into 100 shares of New Bowlero Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Isos

Founder Shares

The Sponsor and LionTree paid a nominal amount for their 6,370,925 founder shares. The founder shares will automatically convert into shares of New Bowlero Class A common stock at the time of the consummation of the Business Combination and are subject to certain transfer restrictions described herein. The Sponsor and LionTree have agreed that their founder shares will be subject to a lock-up period of twelve months following the Closing, as further provided in the Sponsor Support Agreement.

Private Placement

Simultaneously with the closing of the IPO, the Sponsor and LionTree purchased an aggregate of 5,000,000 private placement warrants for an aggregate purchase price of $7,500,000. The private placement warrants are identical to the warrants comprising part of the units sold in the IPO, except that the Sponsor and LionTree have agreed not to transfer, assign or sell any of the private placement warrants (except to certain permitted transferees) until 30 days after the completion of the initial business combination. The private placement warrants are also not redeemable by Isos so long as they are held by the Sponsor, LionTree or their permitted transferees.

Underwriting Agreement

Pursuant to an underwriting agreement dated March 2, 2021 between Isos and J.P. Morgan Securities LLC, for itself and on behalf of the underwriters named therein, Isos paid LionTree a total of $2.0 million for its services as an underwriter in the IPO, and Isos agreed to pay LionTree an additional $3.6 million in deferred underwriting compensation upon Closing of the Business Combination.

PIPE Subscription Agreements

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into the Common PIPE Subscription Agreements with LionTree and each of Isos’s co-founders, George Barrios and Michelle Wilson, pursuant to which they agreed to purchase an aggregate of 500,000 shares of New Bowlero Class A common stock in the Common PIPE Offering at a price of $10.00 per share, for an aggregate purchase price of $5.0 million.

Sponsor Support Agreement

In connection with the execution of the Original Business Combination Agreement, Isos entered into the Sponsor Support Agreement with Bowlero, the Sponsor and LionTree. Pursuant to the Sponsor Support Agreement, the Sponsor and LionTree each agreed: (i) to vote any shares of Isos in favor of the Transactions, (ii) not to redeem any shares of Isos in connection with the stockholder redemption, (iii) to waive its anti-dilution rights with respect to its Class B ordinary shares under Isos’s memorandum and articles of association, (iv) to comply with its obligations under the Insider Letter dated as of March 2, 2021, (v) to be subject to a lock-up period of twelve months following the Closing, as further provided in the Sponsor Support Agreement, and (vi) to forgive certain indebtedness owing by Isos to the Sponsor or LionTree at the Closing in excess of $1.5 million, in the aggregate.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor will forfeit for cancellation 722,196 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 1,203,659 Class B ordinary shares, and LionTree will forfeit for cancellation 83,443 Class B ordinary shares plus, depending on the percentage of redemptions by holders of Isos Public Shares, up to an additional 139,072 Class B ordinary shares. In addition, upon Closing, 1,444,391 of the Sponsor’s Class B ordinary shares and 1,189,037 of the Sponsor’s private placement warrants and 166,887 of LionTree’s Class B ordinary shares and 430,311 of LionTree’s private placement warrants will unvest at Closing. 50% of the unvested Class B ordinary shares and 50% of the private placement warrants of each of the Sponsor and LionTree that unvested at closing will revest only to the extent the closing price of New Bowlero Class A common stock exceeds $15.00 per share and $17.50 per share, respectively, and as further provided in the Sponsor Support Agreement prior to the fifth anniversary of the Closing (with any shares and/or warrants unvested as of such date being forfeited and cancelled).

Engagement Letters

Pursuant to an engagement letter, dated May 11, 2021, as amended on June 30, 2021, Isos engaged LionTree to act as co-placement agent for the PIPE Offerings for a placement fee equal to approximately $1.8 million in aggregate, payable upon closing of the PIPE Offerings.

Pursuant to an engagement letter dated June 28, 2021, Isos engaged LionTree to act as exclusive financial advisor in connection with the proposed Business Combination for a transaction fee of $8.6 million, payable upon Closing of the Business Combination.

Bowlero

Stockholders Agreement

In connection with the execution of the Original Business Combination Agreement, Isos entered into a Stockholders Agreement with Atairos and TS that provides for certain rights, including director appointment rights, for Atairos and TS. The Stockholders Agreement will become effective upon the consummation of the merger. See “The BCA Proposal — Related Agreements — Stockholders Agreement,” which disclosure is incorporated herein by reference.

Registration Rights Agreement

Contemporaneously with the execution of the Original Business Combination Agreement, Isos entered into an amended and restated registration rights agreement with certain securityholders of Bowlero, including the Supporting Stockholders, and certain of its stockholders that will be effective upon the Closing. See “The BCA Proposal — Related Agreements — Registration Rights Agreement,” which disclosure is incorporated herein by reference.

Indemnification Agreements

New Bowlero intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Proposed Certificate of Incorporation and the Proposed Bylaws. These agreements, among other things, will require New Bowlero to indemnify New Bowlero’s directors and executive officers for certain expenses, including attorneys; fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the New Bowlero’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Bowlero’s request. New Bowlero believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Bowlero and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

New Bowlero preferred stock

Certain shares of Bowlero common stock held by Atairos will be converted into New Bowlero preferred stock having an aggregate initial liquidation preference of $105.0 million upon closing of the Business Combination.

Executive compensation and director compensation

See “Executive Compensation” and “The BCA Proposal — Interests of the Bowlero Related Parties in the Business Combination” for information on compensation arrangements with our executive officers and directors, which include, among other things, stock awards, transaction bonuses, agreements with executive officers and certain other benefits.

Policies and Procedures for Related Party Transactions

Upon the consummation of the Business Combination, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all material related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or compensation committee and any transaction where our general counsel has determined that the rates or charges involved are determined by competitive bids.

The policy will require that notice of a proposed related person transaction be provided to our general counsel prior to entry into such transaction. If our general counsel determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS

Isos is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and the Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Bowlero, your rights will differ in some regards as compared to when you were a shareholder of Isos.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Isos and New Bowlero according to applicable law or the organizational documents of Isos and New Bowlero.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Isos attached as an exhibit to this proxy statement/prospectus, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to New Bowlero and Isos, respectively.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Transactions

Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act and Isos’s amended and restated memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

	Delaware	Cayman Islands
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3C).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of Isos owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud or willful default.

	Delaware	Cayman Islands
Business Combination or Anti-takeover Statutes

Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction.

New Bowlero has opted out of the protections of Section 203 of the DGCL.

There are none.

DESCRIPTION OF SECURITIES AFTER THE BUSINESS COMBINATION

As a result of the Business Combination, Isos shareholders who receive shares of New Bowlero Class A common stock or New Bowlero Class B common stock in the transactions will become New Bowlero stockholders. Your rights as New Bowlero stockholders will be governed by Delaware law and by New Bowlero’s certificate of incorporation and bylaws. The following description of the material terms of New Bowlero’s securities, including the common stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Proposed Certificate of Incorporation and Proposed Bylaws (which are attached as Annexes B and C respectively, to this proxy statement/prospectus) carefully and in their entirety because they describe your rights as a holder of shares of New Bowlero Class A common stock or New Bowlero Class B common stock.

Authorized and Outstanding Capital Stock

New Bowlero’s certificate of incorporation will authorize the issuance of 2,400,000,000 shares of all classes of New Bowlero’s capital stock, consisting of:

•        2,000,000,000 shares of New Bowlero Class A common stock, par value $0.0001 per share;

•        200,000,000 shares of New Bowlero Class B common stock, par value $0.0001 per share; and

•        200,000,000 shares of preferred stock, par value $0.0001 per share.

As of September 30, 2021, Isos had outstanding 25,483,700 Isos Class A ordinary shares, 6,370,925 Isos Class B ordinary shares, and 13,892,394 warrants, consisting of 8,494,566 public warrants and 5,397,828 private placement warrants.

Assuming that none of Isos’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination and the respective numbers of Isos shares and Isos warrants outstanding immediately prior to the consummation of the Business Combination are the same as they were on the record date, we expect that, immediately after the consummation of the Business Combination, there will be outstanding approximately 112,956,515 shares of New Bowlero Class A common stock, approximately 62,392,209 shares of New Bowlero Class B common stock, and approximately 13,892,394 warrants to purchase shares of New Bowlero Class A common stock. Assuming that 31.3% of Isos’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination and the respective numbers of Isos shares and Isos warrants outstanding immediately prior to the consummation of the Business Combination are the same as they were on the record date (other than such redeemed ordinary shares), we expect that, immediately after the consummation of the Business Combination, there will be outstanding approximately 112,286,509 shares of New Bowlero Class A common stock, approximately 63,062,215 shares of New Bowlero Class B common stock, and approximately 13,892,398 warrants to purchase shares of New Bowlero Class A common stock.

Common Stock

New Bowlero will have two classes of authorized common stock: New Bowlero Class A common stock and New Bowlero Class B common stock. Generally, New Bowlero Class B common stock can only be issued to, transferred to, and held by Thomas F. Shannon and TS, or trusts or legal entities through which the right to vote the shares of New Bowlero Class B common stock held thereby is exercised exclusively by Thomas F. Shannon or TS (Thomas F. Shannon, TS and any trust or legal entity, an “Eligible Holder”). Each outstanding share of New Bowlero Class B common stock will automatically convert into one share New Bowlero Class A common stock upon the earliest to occur: (i) Mr. Shannon ceasing to beneficially own at least 10% of New Bowlero common stock, (ii) death or disability of Mr. Shannon, (iii) Mr. Shannon being terminated for cause as the Chief Executive Officer, and (iv) 15th anniversary of the issuance of New Bowlero Class B common stock.

Voting Rights

New Bowlero Class A common stock

Holders of New Bowlero Class A common stock will be entitled to one (1) vote for each share of New Bowlero Class A common stock held of record by such holder on all matters voted upon by New Bowlero’s stockholders.

New Bowlero Class B common stock

Holders of New Bowlero Class B common stock will be entitled to ten (10) votes for each share of New Bowlero Class B common stock held of record by such holder on all matters voted upon by New Bowlero’s stockholders.

Stockholder Votes

Holders of New Bowlero common stock generally will vote together as a single class on all matters submitted to a vote of New Bowlero’s stockholders (including the election and removal of directors), unless otherwise provided in New Bowlero’s certificate of incorporation or required by applicable law. Any action or matter submitted to a vote of New Bowlero’s stockholders will be approved if the number of votes cast in favor of the action or matter exceeds the number of votes cast in opposition to the action or matter, except that New Bowlero’s directors will be elected by a plurality of the votes cast. Holders of New Bowlero Class A common stock will not be entitled to cumulate their votes in the election of New Bowlero’s directors.

Delaware law could require holders of a class of New Bowlero’s capital stock to vote separately as a class on any proposed amendment of New Bowlero’s certificate of corporation if the amendment would increase or decrease the par value of the shares of that class or would alter or change the powers, preferences or special rights of the shares of that class in a manner that affects them adversely.

Stockholder Action by Written Consent

The Proposed Certificate of Incorporation prohibits stockholders to act by written consent if New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders. In such circumstances, any action required or permitted to be taken by New Bowlero’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by written consent.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that, except as otherwise required by applicable law, special meetings of New Bowlero’s stockholders may be called only by the New Bowlero Board, the Chairperson of the New Bowlero Board, New Bowlero’s Chief Executive Officer or President, or, at any time that New Bowlero Class B common stock represents at least 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of New Bowlero.

Economic Rights

Except as otherwise expressly provided in New Bowlero’s certificate of incorporation or required by applicable law, shares of each class of New Bowlero common stock will have the same rights, powers and preferences and rank equally, share ratably and be identical in all respects as to all matters, including the following:

Dividends and Distributions; Rights upon Liquidation

Subject to the rights of holders of any outstanding series of New Bowlero preferred stock, the holders of shares of each class of New Bowlero common stock will be entitled to receive ratably, on a per share basis, any dividend or distribution (including upon the liquidation, dissolution or winding up of New Bowlero) paid by New Bowlero, except that, if a dividend or distribution is paid in the form of shares (or options, warrants or other rights to acquire shares) of New Bowlero common stock, then holders of New Bowlero Class A common stock will receive shares (or options, warrants or other rights to acquire shares) of New Bowlero Class A common stock and holders of New Bowlero Class B common stock will receive shares (or options, warrants or other rights to acquire shares) of New Bowlero Class B common stock.

Subdivisions, Combinations and Reclassifications

If New Bowlero subdivides or combines any class of New Bowlero common stock with any other class of New Bowlero common stock, subject to the rights of holders of any outstanding series of New Bowlero preferred stock, then each class of New Bowlero common stock must be subdivided or combined in the same proportion and manner.

Conversion

Optional Conversion

Holders of New Bowlero Class B common stock will have the right to convert shares of their New Bowlero Class B common stock into fully paid and non-assessable shares of New Bowlero Class A common stock, on a one-to-one basis, at the option of the holder at any time.

Automatic Conversion

Generally, shares of New Bowlero Class B common stock will convert automatically into New Bowlero Class A common stock upon (i) Thomas F. Shannon ceasing to beneficially own, at least 10% of the number of shares of New Bowlero common stock outstanding at such time; (ii) the death or disability of Thomas F. Shannon; (iii) the employment of Thomas F. Shannon as the Chief Executive of New Bowlero being terminated for cause; and (iv) fifteenth anniversary of the Effective Time.

Conversion Policies and Procedures

New Bowlero may establish from time to time certain restrictions, policies and procedures relating to the general administration of its multi-class structure and the conversion of New Bowlero Class B common shares to New Bowlero Class A common shares.

Registration Rights

Certain New Bowlero stockholders will be party to a registration rights agreement with New Bowlero that will be effective upon the consummation of the Business Combination. The registration rights agreement will grant certain New Bowlero stockholders the right to require, subject to certain conditions and limitations, that New Bowlero register for resale securities held by such stockholders and certain “piggyback” registration rights with respect to registrations initiated by New Bowlero. The registration of shares of New Bowlero Class A common stock pursuant to the exercise of the registration rights provided under the registration rights agreement would enable the applicable New Bowlero stockholders to resell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. New Bowlero will bear the expenses incurred in connection with the filing of any registration statements pursuant to the registration rights agreement.

Other Rights

The Proposed Certificate of Incorporation and the Proposed Bylaws do not provide for any preemptive or subscription rights with respect to New Bowlero common stock, and there are no redemption or sinking fund provisions applicable to New Bowlero common stock. Upon completion of the Business Combination, all the outstanding shares of New Bowlero common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

The Proposed Certificate of Incorporation authorizes the New Bowlero Board, to the fullest extent permitted by applicable law, to issue up to an aggregate of 200,000,000 shares of New Bowlero preferred stock in one or more series from time to time by resolution, without further action by New Bowlero’s stockholders, and to fix the powers (which may include full, limited or no voting power), designations, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series (which rights may be greater than the rights of any or all of the classes of New Bowlero common stock) and any qualifications, limitations or restrictions thereto. The issuance of New Bowlero preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. New Bowlero will issue Preferred PIPE Shares in the Preferred PIPE Offering and will issue New Bowlero preferred stock to Atairos in exchange for certain shares of Bowlero Common Stock in connection with the Merger upon closing of the Business Combination.

Dividends

Holders of the New Bowlero preferred stock will be entitled to receive, when, as and if declared by the New Bowlero Board out of funds legally available for such dividends, cumulative cash dividends at an annual rate of 5.5% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable semi-annually on June 30 and December 31, respectively, in each year. Such a dividend will accumulate, whether or not declared. Any dividends not paid in cash will be added to the liquidation value of the New Bowlero preferred stock.

Holders of the New Bowlero preferred stock will also be entitled to such dividends paid to holders of New Bowlero common stock to the same extent as if such holders of New Bowlero preferred stock had converted their shares New Bowlero preferred stock into New Bowlero common stock (without regard to any limitations on conversions) and had held such shares of New Bowlero common stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the New Bowlero common stock.

Holders of the New Bowlero preferred stock will be entitled to vote together as a single class with the holders of New Bowlero common stock, with each such holder entitled to cast the number of votes equal to the number of votes such holder would have been entitled to cast if such holder were the holder of a number of shares of New Bowlero common stock equal to the whole number of shares of New Bowlero common stock that would be issuable upon conversion of such holder’s shares of New Bowlero preferred stock.

So long as any shares of New Bowlero preferred stock are outstanding, a vote or the consent of at least two holders not affiliated with each other, representing a majority of the New Bowlero preferred stock will be required for (i) effecting or validating any amendment, modification or alteration to the Proposed Certificate of Incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior or pari passu to the New Bowlero preferred stock with respect to dividend payments or upon the occurrence of a liquidation, (ii) effecting or validating any amendment, alteration or repeal or change to the rights, preferences, or privileges of the New Bowlero preferred stock, (iii) effecting or validating any amendment, alteration or repeal of any provision of the Proposed Certificate of Incorporation or Proposed Bylaws that would have an adverse effect on the rights, preferences, privileges or voting power of New Bowlero preferred stock or the holders thereof in any material respect, or (iv) any action or inaction that would constitute a Fundamental Change (as defined in the New Bowlero preferred stock Certificate of Designations), with certain exceptions.

Liquidation

Upon liquidation, New Bowlero preferred stock will rank senior to the New Bowlero common stock, and will have the right to be paid, out of the assets of the Company legally available for distribution to its stockholders, an amount equal to the Liquidation Preference (as defined in New Bowlero preferred stock Certificate of Designations) per share of New Bowlero preferred stock.

Other Rights

New Bowlero will have a right to effect a mandatory conversion of New Bowlero preferred stock after the second anniversary of the issuance date if the last reported price per share of the New Bowlero common stock exceeds 130% of the conversion price on each of at least 20 trading days during a 30-day consecutive trading days period.

Election, Appointment and Removal of Directors

All directors of New Bowlero will be elected by the holders of all classes of New Bowlero common stock, voting together as a single class, by: prior to the time when the New Bowlero Class B Common Stock issued and outstanding represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders (the “Voting Threshold Time”), the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the New Bowlero entitled to vote generally in an election of directors or (b) from and after the Voting Threshold Time, the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors (the “Required Vote”).

The Proposed Certificate of Incorporation provides that subject to the Stockholders Agreement, and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the Required Vote.

The Proposed Certificate of Incorporation provides that vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the New Bowlero Board, may be filled only by the affirmative vote of a majority of the directors comprising the New Bowlero Board then in office.

Committees of the Board of Directors

The New Bowlero Board will establish and maintain an audit committee, a nominating and corporate governance committee and a compensation committee, and may establish such other committees as it determines from time to time.

Anti-Takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and Proposed Bylaws contain certain provisions that may delay, discourage or impede efforts by another person or entity to acquire control of New Bowlero. We believe that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons or entities seeking to acquire control of us to first negotiate with the New Bowlero Board, which we believe may result in improvement of the terms of any such acquisition in favor of New Bowlero’s stockholders. However, these provisions also give the New Bowlero Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the securities exchange on which New Bowlero’s equity securities are then listed for trading. These additional shares of capital stock may be used for a variety of corporate purposes, including growth acquisitions, corporate finance transactions, and issuances under our Incentive Plan and ESPP. The existence of authorized but unissued and unreserved capital stock could discourage or impede an attempt to obtain control of New Bowlero by means of a proxy contest, tender offer, merger, or otherwise.

Amendment of Certificate of Incorporation or Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as applicable, imposes a higher voting standard.

The Proposed Certificate of Incorporation provides that certain provisions thereof may be adopted, amended, altered or repealed only upon the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of New Bowlero. Such provisions include those relating to (i) multi-class structure of New Bowlero’s common stock, (ii) the New Bowlero Board (including their election, appointment and removal), (iii) meetings of stockholders, (iv) indemnification of directors and liability of directors, (v) New Bowlero’s waiver of the corporate opportunity doctrine, (vi) forum selection, (vii) election not to be governed by Section 203 of the DGCL and (viii) amendment provision.

The Proposed Bylaws provides that New Bowlero’s bylaws may be adopted, amended, altered or repealed by the New Bowlero Board or by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of New Bowlero.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes of control of New Bowlero or its management such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the New Bowlero Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of New Bowlero and to reduce New Bowlero’s vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Bowlero’s shares and, as a consequence, may inhibit fluctuations in the market price of New Bowlero’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Multi-Class Structure

As described above, the Proposed Certificate of Incorporation provides for a multi-class stock structure, which will give New Bowlero’s founder and Chief Executive Officer and certain of his affiliated entities and trusts, for so long as they continue to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of New Bowlero, significant influence over all matters requiring stockholder approval, including the election of New Bowlero’s directors and significant corporate transactions, such as a merger or other sale of New Bowlero or all or substantially all of its assets.

No Cumulative Voting for Directors

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Certificate of Incorporation does not provide for cumulative voting. As a result, the holders of shares of New Bowlero common stock representing a majority of the voting power of all of the outstanding shares of capital stock of New Bowlero will be able to elect all of the directors then standing for election.

Vacancies on the Board of Directors

The Proposed Certificate of Incorporation authorizes only the New Bowlero Board to fill vacant directorships, including vacancies resulting from any increase in the total number of directors of the New Bowlero Board. These provisions could prevent a stockholder from increasing the total number of New Bowlero’s directors and then gaining control of the New Bowlero Board.

Special Meetings of Stockholders, Action by Written Consent, and Advance Notice Requirements for Stockholder Proposals

Special Meetings of Stockholders

The Proposed Certificate of Incorporation permits special meetings of New Bowlero’s stockholders to be called only by the New Bowlero Board, the Chairperson of the New Bowlero Board, New Bowlero’s Chief Executive officer or President, or, at any time that New Bowlero Class B common stock represents at least 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of New Bowlero. These provisions might delay the ability of New Bowlero’s stockholders to force consideration of a proposal or to take any action, including with respect to the removal of any of New Bowlero’s directors from office.

Stockholder Action by Written Consent

The Proposed Certificate of Incorporation provides that New Bowlero’s stockholders may act by written consent only if the New Bowlero Class B common stock represents more than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders. As a result, if the New Bowlero Class B common stock represents less than 50% of the voting power of New Bowlero’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders, New Bowlero’s stockholders would not be able to take action by written consent on any matter and would only be able to take action at an annual or special meeting of stockholders.

Advance Notice Requirement for Stockholder Proposals and Director Nominations

The Proposed Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the New Bowlero Board. In order for any matter to be “properly brought” before a meeting (and thereby considered or acted upon at such meeting), a stockholder will have to comply with certain advance notice requirements and provide New Bowlero with certain information. Stockholders at an annual meeting will only be permitted consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Bowlero Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered a timely notice, in the form and manner specified in the Proposed Bylaws, of such stockholder’s intention to bring such business before the meeting. These provisions might preclude New Bowlero’s stockholders from bringing matters before our annual meeting of stockholders or from nominating candidates for election to the New Bowlero Board, or might discourage or impede an attempt by a potential acquirer of New Bowlero to conduct a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise obtain control of New Bowlero.

Business Combinations

New Bowlero has elected not to be subject to Section 203 of the DGCL. Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)    prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

(2)    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(3)    at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Bowlero’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Because New Bowlero has opted out of Section 203 of the DGCL in the Proposed Certificate of Incorporation, Section 203 of the DGCL will not apply to New Bowlero. However, the Proposed Certificate of Incorporation will include a provision containing substantially similar restrictions as Section 203 of the DGCL, except that (i) TS and Atairos, (ii) each of their respective affiliates and successors and (iii) any “group”, and any member of any such group, to which any such persons described in clauses (i) or (ii) are a party under Rule 13d-5 of the Exchange Act will not be “interested stockholders”.

Warrants

Isos Warrants

At the effective time of the Domestication, each warrant to purchase Isos ordinary shares (each, a “Isos Warrant”) that is issued and outstanding immediately prior to the effective time of the Domestication and not terminated pursuant to its terms will be converted into a warrant to purchase shares of common stock of New Bowlero on the same terms and conditions (including as to vesting and exercisability) as are in effect with respect to such Isos Warrant immediately prior to the effective time.

As of September 30, 2021, 13,892,394 warrants to purchase Isos ordinary shares were outstanding.

Public Stockholders’ Warrants

There are currently outstanding an aggregate of 8,494,566 public warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Bowlero Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Bowlero Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, beginning 30 days after the consummation of the Business Combination, provided that New Bowlero has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to such Class A common stock is available (or New Bowlero permits holder to exercise their respective warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a holder may exercise its warrants only for a whole number of shares of New Bowlero Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least five units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Warrants for Cash

Once the warrants become exercisable, New Bowlero may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported closing price of New Bowlero Class A common stock equals or exceeds $18.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before New Bowlero sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Bowlero, New Bowlero may exercise its redemption right even if New Bowlero is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

New Bowlero has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Bowlero issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of New Bowlero Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise

If New Bowlero calls the warrants for redemption as described above, New Bowlero’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Bowlero’s management will consider, among other factors, New Bowlero’s cash position, the number of warrants that are outstanding and the dilutive effect on New Bowlero’s stockholders of issuing the maximum number of shares of New Bowlero Class A common stock issuable upon the exercise of its warrants. If New Bowlero management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Bowlero Class A common stock equal to the quotient obtained by dividing (x) the product of the number of New Bowlero Class A common stock underlying the warrants, multiplied by the excess of the “historical fair market value” of New Bowlero Class A common stock over the exercise price of the warrants by (y) the historical fair market value. The “historical fair market value” will mean the average reported closing price of New Bowlero Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New Bowlero management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Bowlero Class A common stock to be received upon exercise of the warrants, including the “historical fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

New Bowlero believes this feature is an attractive option to New Bowlero if New Bowlero does not need the cash from the exercise of the warrants after the Business Combination. If New Bowlero calls the New Bowlero warrants for redemption and New Bowlero’s management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New Bowlero in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Bowlero Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Bowlero Class A common stock is increased by a share capitalization payable in shares of New Bowlero Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Bowlero Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Bowlero Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New Bowlero Class A common stock equal to the product of (i) the number of shares of New Bowlero Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Bowlero Class A common stock) and (ii) the quotient of (x) the price per share of New Bowlero Class A common stock paid in such rights offering and (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Bowlero Class A common stock, in determining the price payable for New Bowlero Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) historical fair market value means the volume weighted average price of shares of New Bowlero Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which New Bowlero Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Bowlero, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Bowlero Class A common stock on account of such New Bowlero Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with the Business Combination, or (d) in connection with the redemption of New Bowlero’s public shares upon New Bowlero’s failure to complete the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Bowlero Class A common stock in respect of such event.

If the number of outstanding shares of New Bowlero Class A common stock is decreased by a consolidation, combination or reclassification of New Bowlero Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Bowlero Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Bowlero Class A common stock.

Whenever the number of shares of New Bowlero Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Bowlero Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Bowlero Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding New Bowlero Class A common stock (other than those described above or that solely affects the par value of such New Bowlero Class A common stock), or in the case of any merger or consolidation of New Bowlero with or into another corporation (other than a consolidation or merger in which New Bowlero is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding New Bowlero Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Bowlero as an entirety or substantially as an entirety in connection with which New Bowlero is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of New Bowlero Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Bowlero Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Bowlero Class A common stock in such a transaction is payable in the form of New Bowlero Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Bowlero. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any defective provision, or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth herein, (ii) adjusting the provisions relating to cash dividends on New Bowlero Class A common stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 65% of the then outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Bowlero, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Bowlero Class A common stock. After the issuance of New Bowlero Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

The warrants issued pursuant to the Forward Purchase Contract will have the same terms as the public warrants (including with respect to term, exercise price, redemptions and manner of exercise).

Private Placement Warrants

The private placement warrants (including the New Bowlero Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until thirty (30) days after the Business Combination (except in limited circumstances) and they will not be redeemable by New Bowlero for cash so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.

The initial purchasers of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the Business Combination, including that they may be redeemed for shares of New Bowlero Class A common stock. If the private placement warrants are held by holders other than the Sponsor or their permitted transferees, the private placement warrants will be redeemable by New Bowlero and exercisable by the holders on the same basis as the warrants included in the units being sold in the Business Combination.

Any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants will require a vote of holders of at least 50% of the number of the then-outstanding private placement warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “historical fair market value” (defined below) over the exercise price of the warrants by (y) the historical fair market value. The “historical fair market value” will mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the holders of warrants

Exclusive Forum

The Proposed Certificate of Incorporation provides that, unless New Bowlero otherwise consents in writing, the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) will be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of New Bowlero, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of New Bowlero to New Bowlero or any of

New Bowlero’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws or (d) any action asserting a claim governed by the “internal affairs doctrine”.

The Proposed Certificate of Incorporation’s exclusive forum provisions do not apply to claims arising under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and stockholders of corporations for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), the personal liability of New Bowlero’s directors for damages for any breach of fiduciary duty as a director.

The Proposed Certificate of Incorporation and the Proposed Bylaws provide that, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), New Bowlero must indemnify and hold harmless and advance expenses to any of its directors and officers who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of New Bowlero or, while serving as a director or officer of New Bowlero, is or was serving at the request of New Bowlero as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity. New Bowlero also is authorized to carry directors’ and officers’ liability insurance providing indemnification for New Bowlero’s directors, officers, and certain employees for some liabilities. New Bowlero believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing lawsuits against New Bowlero’s directors for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against New Bowlero’s directors and officers, even though such an action, if successful, might otherwise benefit New Bowlero and its stockholders. In addition, your investment in New Bowlero may be adversely affected to the extent that New Bowlero pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Bowlero’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Proposed Certificate of Incorporation provides for the renouncement by New Bowlero of any interest or expectancy of New Bowlero in, or being offered an opportunity to participate, in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of, any director of New Bowlero who is also a director, officer principal, partner, member, manager, employee, agent and/or other representative of Atairos and its related parties, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of, that director first in that director’s capacity as a director of New Bowlero.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Bowlero’s stockholders will have appraisal rights in connection with a merger or consolidation of New Bowlero. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Bowlero’s stockholders may bring an action in New Bowlero’s name to procure a judgment in New Bowlero’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Bowlero’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Warrant Agent

Continental Stock Transfer & Trust Company will be the transfer agent for New Bowlero Class A common stock and the warrant agent for New Bowlero warrants.

Listing of New Bowlero Class A common stock and New Bowlero Warrants

Application will be made for the shares of New Bowlero Class A common stock and New Bowlero warrants to be approved for listing on the NYSE under the symbols “BOWL” and “BOWL.WS,” respectively.

PRICE RANGE AND DIVIDENDS OF SECURITIES

Isos

Price Range of Isos’s Securities

Isos’s units, Class A ordinary shares, and warrants are currently listed on the NYSE under the symbols “ISOS.U,” “ISOS,” and “ISOS WS,” respectively. The units commenced public trading on the NYSE on March 3, 2021. The Class A ordinary shares and warrants each commenced separate public trading on the NYSE on April 23, 2021.

The closing price of Isos’s units, Class A ordinary shares and warrants on June 30, 2021, the last trading day before announcement of the execution of the Original Business Combination Agreement, was $10.19, $9.88 and $1.00, respectively. The closing price of Isos’s units, Class A ordinary shares and warrants on November 7, 2021, was $10.80, $10.04 and $1.74, respectively.

Holders of Isos Capital Stock

As of the Record Date, there were            holders of record of Isos ordinary shares, holders of record of Isos’s warrants and holders of record of Isos’s units.

Dividend Policy of Isos

Isos has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination (including the Business Combination).

Bowlero

Bowlero has not paid any cash dividends on the Bowlero Common Stock to date and does not intend to pay cash dividends on Bowlero Common Stock prior to the completion of the Business Combination.

Dividend Policy of the Company Following the Business Combination

The payment of cash dividends on New Bowlero common stock in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New Bowlero subsequent to completion of the Business Combination. The payment of any cash dividends on New Bowlero common stock subsequent to the Business Combination will be within the discretion of the New Bowlero Board. The New Bowlero Board is not currently contemplating and does not anticipate declaring stock dividends on New Bowlero common stock nor is it currently expected that the New Bowlero Board will declare any dividends in the foreseeable future. Further, the ability of New Bowlero to declare dividends may be limited by the terms of financing or other agreements entered into by New Bowlero or its subsidiaries, from time to time.

APPRAISAL RIGHTS

Isos’s stockholders do not have appraisal rights in connection with the Business Combination or the domestication under Cayman Islands law or under the DGCL.

LEGAL MATTERS

Certain legal matters relating to the validity of the New Bowlero Class A and Class B common stock to be issued hereunder will be passed upon for Isos by Hughes Hubbard & Reed LLP.

EXPERTS

The financial statements of Isos Acquisition Corporation as of December 31, 2020, and for the period from December 29, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bowlero Corp. and subsidiaries as of June 27, 2021 and June 28, 2020, and for each of the fiscal years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Isos’s securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Isos Board is aware of no other matter that may be brought before the extraordinary general meeting. Only business that is specified in the notice of the extraordinary general meeting to shareholders may be transacted at the extraordinary general meeting.

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in New Bowlero’s annual meetings of stockholders. If New Bowlero holds a 2021 annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the 2021 annual meeting will be held. If the 2021 annual meeting of stockholders is held, stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for New Bowlero’s 2021 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act.

SHAREHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Isos Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Isos Acquisition Corporation, 55 Post Road West, Suite 200, Westport, CT 06880.

Following the Closing, such communications should be sent to care of Bowlero Corp., 7313 Bell Creek Road, Mechanicsville, VA 23111.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Isos and servicers that it employs to deliver communications to Isos’s shareholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Isos will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that Isos deliver single copies of Isos’s proxy statement in the future. Stockholders may notify Isos of their requests by calling or writing Isos at its principal executive offices at 55 Post Road West, Suite 200, Westport, CT 06880.

WHERE YOU CAN FIND MORE INFORMATION

Isos files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Isos’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the business combination or the Proposals to be presented at the extraordinary general meeting, you should contact Isos’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

Telephone: (800) 662-5200

(banks and brokers call collect at (203) 658-9400)

Email: ISOS@info.morrowsodali.com

If you are an Isos shareholder and would like to request documents, please do so by            , 2021, in order to receive them before the extraordinary general meeting. If you request any documents from Isos, Isos will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Isos has been supplied by Isos, and all such information relating to Bowlero has been supplied by Bowlero. Information provided by either Isos or Bowlero does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Isos for the extraordinary general meeting. Isos has not authorized anyone to give any information or make any representation about the Business Combination, Isos or Bowlero that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

ISOS ACQUISITION CORPORATION

Bowlero Corp.

Bowlero Corp. Unadited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of September 26, 2021 (unaudited) and June 27, 2021.	F-67
Unaudited Condensed Consolidated Statements of Operations for the quarters ended September 26, 2021 and September 27, 2020.	F-68
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the quarters ended September 26, 2021 and September 27, 2020	F-69
Unaudited Consolidated Statements of Cash Flows for the quarters ended Septmber 26, 2021 and September 27, 2020	F-70

Unaudited Condensed Consolidated Statements of Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (Deficit) for the quarters ended September 26, 2021 and September 27, 2020

F-71
Notes to Unaudited Condensed Consolidated Financial Statements	F-72 – F-89

Report of independent registered public accounting firm

To the Shareholder and Board of Directors of Isos Acquisition Corporation
Opinion on the Financial Statements

We have audited the accompanying balance sheet of Isos Acquisition Corporation (the “Company”) as of December 31, 2020, the related statements of operations, shareholders’ equity and cash flows for the period December 29, 2020 (inception) through December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from December 29, 2020 (inception) through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficiency as of December 31, 2020 and lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Houston, TX
January 20, 2021, except as to Note 8 as to which the date is March 4, 2021

Isos Acquisition Corporation
Balance sheet

December 31, 2020

ASSETS
Deferred offering costs	$47,500
Total Assets	$47,500

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accrued offering costs and expenses	$5,000
Promissory note related party	22,500
Total Current Liabilities	27,500

Commitments and Contingencies

Shareholder’s Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 300,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding(1)	647
Additional paid-in capital	24,353
Accumulated deficit	(5,000)
Total Shareholder’s Equity	20,000
Total Liabilities and Shareholder’s Equity	$47,500

____________

(1)      This number includes up to 843,750 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

Isos Acquisition Corporation
Statement of operations

For the period from December 29, 2020 (inception) through December 31, 2020

Formation costs	$5,000
Net loss	$(5,000)
Basic and diluted weighted average Class B ordinary shares outstanding(1)	5,625,000
Basic and diluted net loss per share	$(0.00)

____________

(1)      This number excludes an aggregate of up to 843,750 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

Isos Acquisition Corporation
Statement of changes in shareholder’s equity

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity
	Shares(1)	Amount
Balance as of December 29, 2020 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor	6,468,750	647	24,353	—	25,000
Net loss	—	—	—	(5,000)	(5,000)
Balance as of December 31, 2020	6,468,750	$647	$24,353	$(5,000)	$20,000

____________

(1)      This number includes up to 843,750 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

Isos Acquisition Corporation
Statement of cash flows
For the period from December 29, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(5,000)
Adjustments to reconcile net loss to net cash used from operating activities
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares	5,000
Net cash used in operating activities	$—
Net Change in Cash	$—

Cash, December 29, 2020 (inception)	—
Cash – end of the period	$—

Supplemental disclosure of cash flow information:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$20,000
Deferred offering costs included in accrued expenses	$5,000
Deferred offering costs paid by Sponsor loan	$22,500

The accompanying notes are an integral part of these financial statements.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 1 — ORGANIZATION, BUSINESS OPERATION AND GOING CONCERN

Isos Acquisition Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on December 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company has not selected any Business Combination partner and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any Business Combination partner.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from December 29, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Isos Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 22,500,000 units at $10.00 per unit (the “Units”) (or 25,875,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 5,000,000 warrants (or 5,450,001 warrants if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”) and will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete the initial Business Combination within 24 months from the closing of the Proposed Public Offering or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity, and (iii) the redemption of the public shares if the Company has not consummated an initial business within 24 months from the closing of the Proposed Public Offering, subject to applicable law.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 1 — ORGANIZATION, BUSINESS OPERATION AND GOING CONCERN (cont.)

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the income taxes, if any, divided by the number of then issued and outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.00 per public share.

The Class A ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 24 months from the closing of the Proposed Public Offering to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s founding team have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares (as described in Note 5) and any public shares purchased during or after the Proposed Public Offering in connection with (i) the completion of the initial Business Combination and (ii) a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor and each member of the founding team have agreed to vote their founder shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective partner business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lessor of (i) $10.00 per public share and (ii) the

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 1 — ORGANIZATION, BUSINESS OPERATION AND GOING CONCERN (cont.)

actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third party or prospective partner business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company has not asked the Sponsor to reserve for such indemnification obligations, or has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations.

Going Concern Consideration

As of December 31, 2020, the Company had no cash and a working capital deficit of $27,500 (excluding deferred offering costs). The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Deferred Offering Costs

Deferred offering costs consist of legal and accounting expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 843,750 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on December 29, 2020, the evaluation was performed for upcoming 2020 tax year which will be the only period subject to examination.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 22,500,000 Units, (or 25,875,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the Proposed Public Offering, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

NOTE 4 — PRIVATE PLACEMENT

The Company’s Sponsor has agreed to purchase an aggregate of 3,666,667 warrants (or 4,002,383 warrants if the over-allotment option is exercised in full) and LionTree Partners has agreed to purchase an aggregate of 1,333,333 Private Placement Warrants (or 1,447,618 warrants if the underwriters’ over-allotment option is exercised in full) at a price of $1.50 per Private Placement Warrants, for an aggregate purchase price of $7,500,000 (or $8,175,000 if the underwriters’ over-allotment option is exercised in full).

The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company (except as described below in Note 7 Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units being sold in the Proposed Public Offering.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B ordinary shares, par value $0.0001. Up to 750,000 founder shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In March 2021, the Company effected a stock dividend of approximately 0.125 shares for each share of Class B common stock outstanding, resulting in the initial stockholders holding an aggregate of 6,468,750 founder shares (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised).

The Sponsor and the Company’s founding team have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares (as described in Note 5) and any public shares purchased during or after the Proposed Public Offering in connection with (i) the completion of the initial Business Combination and (ii) a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor and each member of the founding team have agreed to vote their founder shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.

Except as described herein, the Sponsor and the founding team have agreed not to transfer, assign or sell any of their founder shares until the earliest of: (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On December 30, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021 or the closing of the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the $2,000,000 of offering proceeds that has been allocated to the payment of offering expenses. As of December 31, 2020, the Company had borrowed $22,500 under the promissory note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination company at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Service Fee

Subsequent to the closing of the Proposed Public Offering, the Company will pay an affiliate of the Sponsor $51,667 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

NOTE 6 — COMMITMENTS & CONTINGENCIES

Registration and Shareholder Rights

The holders of the founder shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants, any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans), and securities issuable pursuant to the forward purchase agreement (as described below) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. Notwithstanding anything to the contrary, LionTree Partners may only make a demand on one occasion and only during the five-year period beginning on the effective date of the registration statement of which this prospectus forms a part. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination; provided, however, that LionTree Partners may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement of which this prospectus forms a part.

Underwriters Agreement

The Company will grant the underwriters a 45-day option from the date of the prospectus to purchase up to an additional 3,375,000 Units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $4,500,000 (or $5,175,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering upon the completion of the Company’s initial Business Combination.

Forward Purchase Agreement

In connection with the consummation of this offering, we entered into a forward purchase agreement with affiliates of Apollo, which we refer to herein as the forward purchaser, that will provide for the purchase of units at $10.00 per unit in a private placement to occur concurrently with the closing of our initial business combination. The forward purchase agreement provides that the forward purchaser will purchase units in a minimum amount equal to 25% of the units sold in this offering, up to 7,500,000 units, for an aggregate purchase price of up to $75,000,000. The contingent forward purchase units and their component securities would be identical to the units being sold in this offering, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described herein. The funds from the sale of contingent forward purchase units may be used as part of the consideration to the sellers in the initial business combination.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 300,000,000 Class A ordinary shares with a par value of $0.0001 per share. At December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. At December 31, 2020, there were 5,750,000 Class B ordinary shares issued and outstanding. Of the 5,750,000 Class B ordinary shares, an aggregate of up to 750,000 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering. In March 2021, the Company effected a stock dividend of approximately 0.125 shares for each share of Class B common stock outstanding, resulting in the initial stockholders holding an aggregate of 6,468,750 founder shares (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised).

Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class, which each share entitling the holder to one vote.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Proposed Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination any Private Placement Warrants issued to the Sponsor, members of the founding team or any of their affiliates upon conversion of working capital loans and any securities issued pursuant to the forward purchase agreement. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any founder shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance including any transfer or reissuance of such shares) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and the $18.00 per share redemption trigger prices described below under “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 7 — SHAREHOLDERS’ EQUITY (cont.)

The warrants will become exercisable on the later of one year from the closing of the Proposed Public Offering and 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use the commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use the commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company›s option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so appoint, the Company will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use the best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00.    Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days› prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last reported sales price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of the redemption to the warrant holders (the “Reference Value”).

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00.    Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days› prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table sets forth in the “Description of Securities — Warrants — Public Shareholders’ Warrants” section, based on the redemption date and the “fair market value” (as defined below) of the Class A ordinary shares;

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted per share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day before the Company sends the notice of redemption to the warrant holders; and

Isos Acquisition Corporation
Notes to Financial Statements

NOTE 7 — SHAREHOLDERS’ EQUITY (cont.)

•        if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Class A ordinary shares shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide the warrant holders with the final fair market value no later than one business day after the 10-day trading period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

NOTE 8 — SUBSEQUENT EVENTS

On February 25, 2021, the Company issued 576,786 Class B ordinary shares to Lion Tree Partners for nominal consideration (up to 176,786 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised) and cancelled such same amount of Class B ordinary shares held by the Sponsor.

In March 2021, the Company effected a stock dividend of approximately 0.125 shares for each share of Class B common stock outstanding, resulting in the initial stockholders holding an aggregate of 6,468,750 founder shares (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). The financial statements have been retroactively restated to reflect the stock dividend occurred in March 2021.

ISOS ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Cash	$1,215,849	$—
Prepaid expenses	205,477	—
Deferred offering costs	—	47,500
Total current assets	1,421,326	47,500

Marketable securities held in Trust Account	254,845,389	—
Prepaid expenses, non-current	79,110	—
Total Assets	$256,345,825	$47,500

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accrued offering costs and expenses	$220,963	$5,000
Due to related party	1,000	—
Promissory note – related party	—	22,500
Total current liabilities	221,963	27,500
Forward Purchase Agreement liability	4,225,138	—
Warrant liability	19,233,202	—
Deferred underwriting fees	8,919,295	—
Total liabilities	32,599,598	27,500

Commitments and Contingencies (Note 8)
Class A ordinary shares subject to possible redemption, 25,483,700 shares and 0 shares at redemption value, at September 30, 2021 and December 31, 2020, respectively	254,844,389	—

Shareholders’ (Deficit) Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 300,000,000 shares authorized; 0 shares and 0 shares issued and outstanding (excluding 25,483,700 shares and 0 shares subject to possible redemption) at September 30, 2021 and December 31, 2020, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,370,925 shares and 6,468,750 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	637	647
Additional paid-in capital	—	24,353
Accumulated deficit	(31,098,799)	(5,000)
Total shareholders’ (deficit) equity	(31,098,162)	20,000
Total Liabilities and Shareholders’ (Deficit) Equity	$256,345,825	$47,500

The accompanying notes are an integral part of these unaudited condensed financial statements.

ISOS ACQUISITION CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended September 30, 2021	Nine months ended September 30, 2021
General and administrative expenses	$785,494	$1,260,847
Loss from Operations	(785,494)	(1,260,847)

Other income (expense):
Trust interest income	3,848	7,389
Warrant issuance costs	—	(638,847)
Unrealized loss on change in fair value of FPA	(2,208,594)	(3,667,048)
Unrealized loss on change in fair value of warrants	(5,266,872)	(811,507)
Total other expense	(7,471,618)	(5,110,013)

Net loss	$(8,257,112)	$(6,370,860)

Basic and diluted weighted average shares outstanding, ordinary share subject to redemption	25,483,700	19,454,853
Basic and diluted net loss per ordinary share	$(0.26)	$(0.26)
Basic and diluted weighted average shares outstanding, ordinary share	6,370,925	6,182,395
Basic and diluted net loss per ordinary share	$(0.25)	$(0.25)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ISOS ACQUISITION CORPORATION
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	6,468,750	$647	$24,353	$(5,000)	$20,000
Sale of 22,500,000 Units through initial public offering	22,500,000	2,250	—	—	224,997,750	—	225,000,000
Sale of 2,983,700 Units through over-allotment	2,983,700	298	—	—	29,836,702	—	29,837,000
Sale of 5,397,828 Private Placement Warrants to Sponsor in private placement	—	—	—	—	8,096,742	—	8,096,742
Underwriting fee	—	—	—	—	(5,096,742)	—	(5,096,742)
Deferred underwriting fee	—	—	—	—	(8,919,295)	—	(8,919,295)
Offering costs charged to the shareholders’ equity	—	—	—	—	(479,680)	—	(479,680)
Initial classification of warrant liability	—	—	—	—	(18,421,695)	—	(18,421,695)
Reclassification of offering costs related to warrants	—	—	—	—	638,847	—	638,847
Initial classification of FPA liability	—	—	—	—	(53,954)	—	(53,954)
Forfeiture of founder shares	—	—	(97,825)	(10)	10	—	—
Net loss	—	—	—	—	—	(916,888)	(916,888)
Change in Class A ordinary shares subject to possible redemption	(25,483,700)	(2,548)	—	—	(230,623,038)	(24,211,414)	(254,837,000)
Balance as of March 31, 2021 (restated)	—	$—	6,370,925	$637	$—	$(25,133,302)	$(25,132,665)
Net income	—	—	—	—	—	2,803,140	2,803,140
Change in Class A ordinary shares subject to possible redemption	—	—	—	—	—	(3,541)	(3,541)
Balance as of June 30, 2021 (restated)	—	$—	6,370,925	$637	$—	$(22,333,703)	$(22,333,066)
Net loss	—	—	—	—	—	(8,257,112)	(8,257,112)
Initial classification of FPA liability	—	—	—	—	(504,136)	—	(504,136)
Change in Class A ordinary shares subject to possible redemption	—	—	—	—	504,136	(507,984)	(3,848)
Balance as of September 30, 2021	—	$—	6,370,925	$637	$—	$(31,098,799)	$(31,098,162)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ISOS ACQUISITION CORPORATION
CONDENSED STATEMENT OF CASH FLOWS

For the nine months ended September 30, 2021
(unaudited)
Cash flows from Operating Activities:
Net loss	$(6,370,860)
Adjustments to reconcile net loss to net cash used in operating activities:
Trust interest income	(7,389)
Unrealized loss on change in fair value of FPA	3,667,048
Unrealized gain on change in fair value of warrants	811,507
Warrant issuance costs	638,847
Changes in current assets and current liabilities:
Prepaid assets	(284,587)
Accrued offering cost and expenses	366,230
Due to related party	1,000
Net cash used in operating activities	(1,178,204)

Cash Flows from Investing Activities:
Investment held in Trust Account	(254,838,000)
Net cash used in investing activities	(254,838,000)

Cash flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ fees	249,740,258
Proceeds from private placement	8,096,742
Repayment of promissory note to related party	(125,267)
Payments of offering costs	(479,680)
Net cash provided by financing activities	257,232,053

Net change in cash	1,215,849
Cash, beginning of the period	—
Cash, end of the period	$1,215,849

Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting commissions charged to additional paid in capital	$8,919,295
Initial value of Class A ordinary shares subject to possible redemption	$254,837,000
Change in value of Class A ordinary shares subject to possible redemption	$7,389
Forfeiture of founder shares	$10
Deferred offering costs paid by Sponsor loan	$102,767
Initial classification of warrant liability	$18,421,695
Initial classification of FPA liability	$558,090

The accompanying notes are an integral part of these unaudited condensed financial statements.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Isos Acquisition Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on December 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). On July 1, 2021, the Company entered into a business combination agreement (the “BCA”) with Bowlero Corp. (“Bowlero”) pursuant to which Bowlero will merge with and into the Company (as described below).

The Company’s sponsor is Isos Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”).

The Company has selected December 31 as its fiscal year end.

As of September 30, 2021, the Company had not commenced any operations. All activity for the period from December 29, 2020 (inception) through September 30, 2021 relates to the Company’s formation and the Initial Public Offering (“IPO”) described below, and, since the closing of the IPO, the search for a prospective Business Combination and its negotiation of the Business Combination Agreement. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and will recognize changes in the fair value of warrant liability and FPA as other income (expense).

On July 1, 2021, the Company (which shall transfer by way of continuation to and domesticate as a Delaware corporation) entered into the Business Combination Agreement with Bowlero, the world’s largest owner and operator of bowling centers as well as owner of the Professional Bowlers Association. Following the Business Combination, the Company will be renamed “Bowlero” and its common stock and warrants are expected to remain listed on the New York Stock Exchange under the new ticker symbol “BOWL” and “BOWL WS”, respectively. The Business Combination is structured as a merger of the Company and Bowlero, with Bowlero merging with and into the Company, with the Company surviving, following the Company domesticating as a Delaware corporation. Bowlero Stockholders will receive, as consideration for the Business Combination, a mix of cash, shares of the Company’s common stock and shares of the Company’s preferred stock.

Financing

The registration statement for the Company’s IPO was declared effective on March 2, 2021 (the “Effective Date”). On March 5, 2021, the Company consummated the IPO of 22,500,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $225,000,000, which is discussed in Note 4 and incurred $4,500,000 in cash underwriting fees and $7,875,000 in deferred underwriting fees.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor and LionTree Partners LLC, generating gross proceeds of $7,500,000, which is discussed in Note 5.

The Company granted the underwriters in the IPO a 45-day option to purchase up to 3,375,000 additional Units to cover over-allotments, if any. On March 10, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 Units (the “Over-allotment Units”), generating an aggregate of gross proceeds of $29,837,000, and incurred $596,742 in cash underwriting fees and $1,044,295 in deferred underwriting fees.

Transaction costs amounted to $14,495,717 consisting of $5,096,742 of underwriting fees, $8,919,295 of deferred underwriting fees, and $479,680 of other offering costs.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Trust Account

Following the closing of the IPO on March 5, 2021 and the underwriters’ partial exercise of over-allotment option on March 10, 2021, $254,837,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants and $1,000 overfunded by the Sponsor was placed in a Trust Account, which can only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. $1,000 was overfunded by the Sponsor.

The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete the initial Business Combination within 24 months from the closing of the IPO (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity, and (iii) the redemption of the public shares if the Company has not consummated an initial Business Combination within the Combination Period, subject to applicable law.

Initial Business Combination

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

The Class A ordinary shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s founding team have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares (as described in Note 6) and any public shares purchased during or after the IPO in connection with (i) the completion of

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

the initial Business Combination and (ii) a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor and each member of the founding team have agreed to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective partner business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lessor of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third party or prospective partner business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended, (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not asked the Sponsor to reserve for such indemnification obligations, or has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations.

Liquidity and Capital Resources

As of September 30, 2021, the Company had approximately $1.2 million in its operating bank account and working capital of approximately $1.2 million.

Prior to the completion of the IPO, the Company’s liquidity needs had been satisfied through a capital contribution from the Sponsor of $25,000, to cover certain offering costs, for the purchase of founder shares (see Note 6), and a loan under an unsecured promissory note from the Sponsor of $125,267 (see Note 6). The promissory note from the Sponsor was paid in full on March 15, 2021. Subsequent to the consummation of the IPO and Private Placement, the Company’s liquidity needs have been satisfied through the proceeds from the consummation of the Private Placement not held in the Trust Account.

In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 6). To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, paying for travel expenditures, and consummating the Business Combination with Bowlero.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, cash flows and/or consummation of the Bowlero transaction, the specific impact is not readily determinable as of the date of the condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Restatement of Previously Issued Financial Statements

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management determined it should restate its previously reported financial statements. The Company previously determined the Class A ordinary shares subject to possible redemption to be equal to the redemption value of $10.00 per Class A ordinary share while also taking into consideration the requirement of the Company’s memorandum and articles of association that a redemption cannot result in net tangible assets being less than $5,000,001. Upon review of its financial statements for the period ended September 30, 2021, the Company reevaluated the classification of the Class A ordinary shares and determined that the Class A ordinary shares issued during the IPO and pursuant to the exercise of the underwriters’ over-allotment can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control under ASC 480-10-S99. Therefore, management concluded that the carrying value should include all Class A ordinary shares subject to possible redemption, resulting in the Class A ordinary shares subject to possible redemption being classified as temporary equity in its entirety. As a result, management has recorded a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Class A ordinary shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares.

In connection with the change in presentation for the Class A ordinary shares subject to redemption, the Company also restated its earnings per share calculation to allocate net income (loss) pro rata to Class A and Class B ordinary shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of ordinary shares share pro rata in the income (loss) of the Company.

Other than a change in amounts classified in temporary and permanent equity and adjustments to earnings per share, there has been no other changes in the Company’s total assets, liabilities or operating results as a result of this reclassification.

The impact of the restatement on the Company’s financial statements is reflected in the following table.
	As Previously Reported	Adjustments	As Restated
Balance Sheet at March 5, 2021 (audited)
Class A ordinary shares subject to possible redemption	$198,014,150	$26,985,850	$225,000,000
Class A ordinary shares	270	(270)	—
Additional paid-in capital	5,591,050	(5,591,050)	—
Accumulated deficit	$(591,962)	$(21,394,530)	$(21,986,492)

Balance Sheet at March 31, 2021
Class A ordinary shares subject to possible redemption	$224,704,330	$30,132,670	$254,837,000
Class A ordinary shares	301	(301)	—
Additional paid-in capital	5,920,955	(5,920,955)	—
Accumulated deficit	$(921,888)	$(24,211,414)	$(25,133,302)

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

	As Previously Reported	Adjustments	As Restated
Statement of Operations for the three months March 31, 2021
Basic and diluted weighted average shares outstanding, ordinary shares subject to redemption	5,720,409	1,475,788	7,196,197
Basic and diluted net income (loss) per share	$0.00	$(0.07)	$(0.07)
Basic and diluted weighted average shares outstanding, ordinary shares	7,846,713	(2,047,664)	5,799,049
Basic and diluted net loss per share	$(0.12)	$0.05	$(0.07)

Statement of Cash Flows for the three months March 31, 2021
Initial value of Class A ordinary shares subject to possible redemption	$198,014,150	$56,822,850	$254,837,000
Change in value of Class A ordinary shares subject to possible redemption	$26,690,180	$(26,690,180)	$—

Balance Sheet at June 30, 2021
Class A ordinary shares subject to possible redemption	$227,507,470	$27,333,071	$254,840,541
Class A ordinary shares	273	(273)	—
Additional paid-in capital	3,117,843	(3,117,843)	—
Accumulated deficit	$1,881,252	$(24,214,955)	$(22,333,703)

Statement of Operations for the three months ended June 30, 2021
Basic and diluted weighted average shares outstanding, ordinary shares subject to redemption	22,470,433	3,013,267	25,483,700
Basic and diluted net income per share	$0.00	$0.09	$0.09
Basic and diluted weighted average shares outstanding, ordinary shares	9,384,192	(3,013,267)	6,370,925
Basic and diluted net income per share	$0.30	$(0.21)	$0.09

Statement of Operations for the six months ended June 30, 2021
Basic and diluted weighted average shares outstanding, ordinary shares subject to redemption	14,141,692	2,248,774	16,390,466
Basic and diluted net income per share	$0.00	$0.08	$0.08
Basic and diluted weighted average shares outstanding, ordinary shares	8,619,700	(2,533,133)	6,086,567
Basic and diluted net income per share	$0.22	$(0.14)	$0.08

Statement of Cash Flows for the six months ended June 30, 2021
Initial value of Class A ordinary shares subject to possible redemption	$224,704,330	$30,132,670	$254,837,000
Change in value of Class A ordinary shares subject to possible redemption	$2,803,140	$(2,799,599)	$3,541

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 8-K and the final prospectus filed by the Company with the SEC on March 12, 2021 and March 4, 2021, respectively.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Significant estimates include estimates of the fair value of the forward purchase agreement liability and the warrant liability (see Note 7).

Marketable securities held in Trust Account

At September 30, 2021, the assets held in the Trust Account were substantially held in mutual funds comprised of U.S. Treasury Bills, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in Trust interest income in the statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, prepaid expenses, due to related party are estimated to approximate the carrying values as of September 30, 2021 due to the short maturities of such instruments.

The Company’s Private Placement Warrants liability and forward purchase agreements (FPA) liability are based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. The fair value of the warrant liability and FPA liability is classified as level 3. See Note 7 for additional information on assets and liabilities measured at fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At September 30, 2021 and December 31, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Ordinary Shares Subject to Possible Redemption

All of the 25,483,700 Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation or if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital to the extent available and accumulated deficit.

Net Loss Per Ordinary Share

The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 13,892,395 ordinary shares issuable upon exercise of outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the three and nine months ended September 30, 2021 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares:
	For the Three Months Ended September 30, 2021		For the Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Allocation of net loss	$(6,605,690)	$(1,651,422)	$(4,834,534)	$(1,536,326)

Denominator:
Weighted-average shares outstanding	25,483,700	6,370,925	19,454,853	6,182,395
Basic and diluted net loss per share	$(0.26)	$(0.26)	$(0.25)	$(0.25)

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO and were charged to shareholders’ equity upon the completion of the IPO. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with warrant liabilities are expensed, and offering costs associated with the Class A ordinary shares are charged to shareholders’ equity.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the warrants are a derivative instrument.

FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A ordinary shares.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on December 29, 2020, the evaluation was performed for upcoming 2021 tax year which will be the only period subject to examination.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company continues to evaluate the impact of the adoption of the ASU on the Company’s financial position, results of operations or cash flows.

Note 4 — Initial Public Offering

Pursuant to the IPO, the Company sold 22,500,000 Units at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

On March 10, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 units

Following the closing of the IPO on March 5, 2021 and the underwriters’ partial exercise of over-allotment option on March 10, 2021, $254,837,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account, which can only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. $1,000 was overfunded by the Sponsor and the Company intends to return it back to the Sponsor immediately.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 4 — Initial Public Offering (cont.)

Public Warrants

Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any founder shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance including any transfer or reissuance of such shares) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and the $18.00 per share redemption trigger prices described below under “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The warrants will become exercisable on the later of one year from the closing of the IPO and 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use the commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use the commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company’s option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so appoint, the Company will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use the best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 4 — Initial Public Offering (cont.)

•        if, and only if, the last reported sales price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of the redemption to the warrant holders (the “Reference Value”).

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the “fair market value” (as defined below) of the Class A ordinary shares;

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted per share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day before the Company sends the notice of redemption to the warrant holders; and

•        if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Class A ordinary shares shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide the warrant holders with the final fair market value no later than one business day after the 10-day trading period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased 3,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, and LionTree Partners LLC purchased 1,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,500,000, in a private placement. The proceeds from the Private Placement Warrants was added to the proceeds from the IPO held in the Trust Account.

Pursuant to the underwriters’ partial exercise of the over-allotment option on March 10, 2021, the Sponsor purchased an additional 296,793 Private Placement Warrants and LionTree Partners LLC purchased an additional 101,035 Private Placement Warrants for total proceeds of $596,742 and incurred $1,641,037 of underwriting fees comprised of the payment of $596,742 upon closing and $1,044,295 of deferred underwriting fees.

The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company (except as described below in Note 7 Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units being sold in the IPO.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 6 — Related Party Transactions

Founder Shares

In December 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B ordinary shares, par value $0.0001. Up to 750,000 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. In March 2021, the Company effected a stock dividend of approximately 0.125 shares for each Class B ordinary share outstanding, resulting in the initial stockholders holding an aggregate of 6,468,750 founder shares (up to 843,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On March 8, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 units. As a result, 97,825 founder shares was forfeited as of September 30, 2021.

The Sponsor and the Company’s founding team have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares purchased during or after the IPO in connection with (i) the completion of the initial Business Combination and (ii) a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares or pre-initial Business Combination activity. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period). If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor and each member of the founding team have agreed to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial Business Combination.

Except as described herein, the Sponsor and the founding team have agreed not to transfer, assign or sell any of their founder shares until the earliest of: (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Due to Related Party

The Company’s Sponsor overfunded to the Trust Account of $1,000 as of September 30, 2021. The Company intends to return it back to the Sponsor immediately.

Promissory Note — Related Party

On December 30, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the IPO. Pursuant to the IPO, $3,000,000 of cash was supposed to be held outside of the Trust Account and available for working capital purposes.

The Company received $2,502,509 and another $497,491 was due from the Sponsor as of March 5, 2021. As of March 5, 2021, the Company had borrowed $125,267 under the promissory note. The promissory note from the Sponsor was paid in full on March 15, 2021.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination company at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of September 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Service Fee

Commencing on the date the securities of the Company were first listed on The New York Stock Exchange, the Company has paid an affiliate of the Sponsor $51,667 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company paid $155,001 and $361,669 during the three and nine months ended September 30, 2021, respectively.

Note 7 — Fair Value Measurements

The following table presents information about the Company’s asset and liabilities that were measured at fair value on a recurring basis as of September 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.
	September 30, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Asset:
Money Market Funds held in Trust Account	$254,845,389	$254,845,389	$—	$—
Liabilities:
FPA Liability	$4,225,138	$—	$—	$4,225,138
Warrant Liability – Private Placement Warrants	7,510,700	—	—	7,510,700
Warrant Liability – Public Warrants	11,722,502	11,722,502	—	—
	$23,458,340	$11,722,502	$—	$11,735,838

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Condensed Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrants in the Condensed Statements of Operations.

Initial Measurement

The Company established the initial fair value of the Public Warrants and Private Placement Warrants on March 5, 2021, the date of the Company’s IPO and on March 10, 2021 for the additional purchase of Private Placement Warrants. The initial fair value of the Public Warrants and Private Placement Warrants were established using a Monte Carlo simulation model. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements (cont.)

The key inputs into the Monte Carlo simulation as of March 5, 2021 and March 10, 2021 were as follows:
Input	Warrant Liability	FPA Liability
Expected term (years)	6.2	1.2
Expected volatility	24.2%	24.4%
Risk-free interest rate	1.1%	0.1%
Stock price	$9.56	$9.56

Subsequent Measurement

The fair value of the Public Warrants at September 30, 2021 is classified as Level 1 due to the use of an observable market quote in an active market. As of September 30, 2021, the aggregate value of Public Warrants was $11,722,502.

The fair value of the Private Placement Warrants and FPA liability were established using a Monte Carlo simulation model.

The key inputs into the Monte Carlo simulation as of September 30, 2021 were as follows:
Input	Warrant Liability	FPA Liability
Expected term (years)	5.29	0.27
Expected volatility	29.3%
Risk-free interest rate	1.03%	0.04%
Stock price	$9.98	$9.88
Warrant value		$1.39

The following table sets forth a summary of the changes in the fair value of the Level 3 liability for the nine months ended September 30, 2021:
	Warrant Liability	FPA Liability
Fair value as of December 31, 2020	$—	$—
Initial fair value of warrant liability and FPA liability	18,421,695	558,090
Transfer out of Level 3 to Level 1	(8,494,567)	—
Change in fair value	(2,416,428)	3,667,048
Fair value as of September 30, 2021	$7,510,700	$4,225,138

Note 8 — Commitments and Contingencies

Registration and Shareholder Rights

The holders of the founder shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants, any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans), and securities issuable pursuant to the forward purchase agreement (as described below) will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed on March 2, 2021. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. Notwithstanding anything to the contrary, LionTree Partners LLC may only make a demand on one occasion and only during the five-year period beginning on March 2, 2021. In addition, the

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 8 — Commitments and Contingencies (cont.)

holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination; provided, however, that LionTree Partners LLC may participate in a “piggy-back” registration only during the seven-year period beginning on March 2, 2021.

Underwriting Agreement

The Company granted the underwriters a 45-day option from March 2, 2021 to purchase up to an additional 3,375,000 units to cover over-allotments.

On March 5, 2021, the Company paid a fixed underwriting discount of $4,500,000, which was calculated as two percent (2%) of the gross proceeds of the IPO. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the IPO held in the Trust Account, or $7,875,000, upon the completion of the Company’s initial Business Combination.

On March 8, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 units, which resulted in $1,641,037 of underwriting fees comprised of the payment of $596,742 upon closing and $1,044,295 of deferred underwriting fees.

Forward Purchase Agreement

In connection with the consummation of the IPO, the Company entered into a forward purchase agreement (the “Original FPA”) with affiliates of Apollo (the “forward purchasers”) that provided for the purchase of units at $10.00 per unit in a private placement to occur concurrently with the closing of the initial Business Combination. The Original FPA provided that the forward purchasers would purchase units in a minimum amount equal to 25% of the units sold in the IPO, up to 7,500,000 units, for an aggregate purchase price of up to $75,000,000. The contingent forward purchase units and their component securities would be identical to the Units being sold in the IPO, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described herein. The funds from the sale of contingent forward purchase units may be used as part of the consideration to the sellers in the initial Business Combination. On July 1, 2021, the Company and the forward purchasers amended and restated the Original FPA (as amended and restated, the “FPA”) pursuant to which the forward purchasers agreed to increase the number of units that would be issued and sold under the FPA to 10,000,000 units, for an aggregate gross purchase price of $100,000,000.

The FPA is accounted as either assets or liabilities in accordance with ASC 815-40 and are presented as FPA liability on the Balance Sheet. The FPA is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of FPA in the Statement of Operations.

Business Combination Agreement

On July 1, 2021, the Company (which shall transfer by way of continuation to and domesticate as a Delaware corporation) entered into a business combination agreement (the “Business Combination Agreement”) with Bowlero Corp. (“Bowlero”). Following the Business Combination, the Company will be renamed “Bowlero” and its common stock and warrants are expected to remain listed on the New York Stock Exchange under the new ticker symbol “BOWL” and “BOWL WS”, respectively. The Business Combination is structured as a merger of the Company and Bowlero, with Bowlero merging with and into the Company, with the Company surviving, following the Company domesticating as a Delaware corporation. Bowlero’s stockholders will receive, as consideration for the Business Combination, a mix of cash, shares of the Company’s common stock and shares of the Company’s preferred stock.

Note 9 — Shareholders’ Equity

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

ISOS ACQUISITION CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 9 — Shareholders’ Equity (cont.)

Class A Ordinary Shares — The Company is authorized to issue 300,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2021 and December 31, 2020, there were 0 and 0 Class A ordinary shares issued and outstanding, excluding 25,483,700 and 0 Class A ordinary shares subject to possible redemption classified as temporary equity.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. In December 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B ordinary shares, par value $0.0001. Up to 750,000 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In March 2021, the Company effected a stock dividend of approximately 0.125 shares for each Class B ordinary share outstanding, resulting in the initial stockholders holding an aggregate of 6,468,750 founder shares (up to 843,750 shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). At March 5, 2021, there were 6,468,750 Class B ordinary shares issued and outstanding. On March 8, 2021, the underwriters partially exercised the over-allotment option to purchase 2,983,700 units. As a result, 97,825 founder shares were forfeited as of September 30, 2021.

Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class, with each share entitling the holder to one vote.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination any Private Placement Warrants issued to the Sponsor, members of the founding team or any of their affiliates upon conversion of Working Capital Loans and any securities issued pursuant to the forward purchase agreement. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Bowlero Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bowlero Corp. and subsidiaries (the Company) as of June 27, 2021 and June 28, 2020, the related consolidated statements of operations, comprehensive loss, cash flows, and redeemable convertible preferred stock, redeemable common stock and stockholders’ equity (deficit) for each of the fiscal years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 27, 2021 and June 28, 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2002.

Richmond, Virginia
September 20, 2021

Bowlero Corp.
Consolidated Balance Sheets
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share and per share amounts)

	June 27, 2021	June 28, 2020
Assets
Current assets:
Cash and cash equivalents	$187,093	$140,705
Accounts and notes receivable, net of allowance for doubtful accounts of $204 and $197, respectively	3,300	3,758
Inventories, net	8,310	8,167
Prepaid expenses and other current assets	8,056	7,703
Assets held-for-sale	686	1,307
Total current assets	207,445	161,640

Property and equipment, net	424,723	453,331
Property and equipment under capital leases, net	284,077	290,389
Intangible assets, net	96,057	101,797
Goodwill	726,156	724,932
Investment in joint venture	1,230	1,217
Deferred income tax assets	—	115
Other assets	42,550	43,025
Total assets	$1,782,238	$1,776,446

Liabilities, Redeemable Convertible Preferred Stock,
Redeemable Common Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$29,489	$16,954
Accrued expenses	63,650	40,712
Current maturities of long-term debt	5,058	5,260
Other current liabilities	9,176	8,449
Total current liabilities	107,373	71,375

Long-term debt, net	870,528	830,586
Long-term obligations under capital leases	374,598	361,706
Other long-term liabilities	87,749	56,121
Deferred income tax liabilities	11,867	12,846
Total liabilities	1,452,115	1,332,634

Redeemable Convertible Preferred Stock:
Series A Preferred stock ($0.0001 par value, 200,000 shares authorized,106,378 shares issued and outstanding as of June 27, 2021 and June 28, 2020, respectively)	141,162	133,147

Redeemable Common Stock:
Common stock ($0.0001 par value, 2,069,000 shares issued and outstanding as of June 27, 2021 and June 28, 2020, respectively)	464,827	160,601

Stockholders’ (deficit) equity:
Common stock ($0.0001 par value, 20,000,000 shares authorized, 5,911,428 shares issued and outstanding as of June 27, 2021 and June 28, 2020, respectively, inclusive of the 2,069,000 redeemable shares of common stock)	1	1
Additional paid-in capital	—	271,776
Accumulated deficit	(266,463)	(102,701)
Accumulated other comprehensive loss	(9,404)	(19,012)
Total stockholders’ (deficit) equity	(275,866)	150,064
Total liabilities, redeemable convertible preferred stock, redeemable common stock and stockholder’s (deficit) equity	$1,782,238	$1,776,446

See accompanying notes to consolidated financial statements.

Bowlero Corp.
Consolidated Statements of Operations
Fiscal Years Ended June 27, 2021 and June 28, 2020
(Amounts in thousands, except share and per share amounts)

	Fiscal Year Ended
	June 27, 2021	June 28, 2020
Revenues	$395,234	$520,431

Costs of revenues	374,255	443,265

Gross profit	20,979	77,166

Operating (income) expenses:
Selling, general and administrative expenses	78,335	84,103
Asset impairment	386	1,653
(Gain) loss on sale or disposal of assets	(46)	1,346
Income from joint venture	(223)	(143)
Management fee income	(146)	(524)
Other expense	1,500	959
Loss on refinance of debt	—	1,172
Gain on sale of short-term investments	—	(3,388)
Business interruption insurance recoveries	(20,188)	(6,025)
Total operating expense, net	59,618	79,153

Operating loss	(38,639)	(1,987)

Interest expense, net	88,857	80,642
Loss before income tax (benefit) expense	(127,496)	(82,629)
Income tax (benefit) expense	(1,035)	8,263

Net loss	$(126,461)	$(90,892)

Redeemable convertible preferred stock dividends (undeclared and cumulative)	(8,015)	(8,556)

Net loss attributable to common stockholders	$(134,476)	$(99,448)

Net loss per share attributable to common stockholders, basic and diluted	$(22.75)	$(16.82)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	5,911,428	5,911,428

See accompanying notes to consolidated financial statements.

Bowlero Corp.
Consolidated Statements of Comprehensive Loss
Fiscal Years Ended June 27, 2021 and June 28, 2020
(Amounts in thousands)

	Fiscal Year Ended
	June 27, 2021	June 28, 2020
Net loss	$(126,461)	$(90,892)
Other comprehensive income (loss), net of income tax:
Unrealized loss on derivatives	(371)	(9,128)
Reclassification to earnings	9,002	5,160
Foreign currency translation adjustment	977	(1,040)
Other comprehensive income (loss)	9,608	(5,008)
Total comprehensive loss	$(116,853)	$(95,900)

See accompanying notes to consolidated financial statements.

Bowlero Corp.
Consolidated Statements of Cash Flows
Fiscal Years Ended June 27, 2021 and June 28, 2020
(Amounts in thousands)

	Fiscal Year Ended
	June 27, 2021	June 28, 2020
Operating activities
Net loss	$(126,461)	$(90,892)
Adjustments to reconcile net loss to net cash provided by operating activities:
Asset impairment	386	1,653
Depreciation and amortization	91,851	89,234
(Gain) loss on sale or disposal of assets, net	(46)	1,346
Gain on short-term investments	—	(3,388)
Income from joint venture	(223)	(143)
Loss on refinance of debt	—	1,172
Amortization of deferred financing costs	3,431	2,898
Amortization of deferred rent incentive	(1,766)	(1,499)
Non-cash interest expense on capital lease obligation	6,986	6,565
Amortization of deferred sale lease-back gain	(1,204)	(1,200)
Deferred income taxes	(1,418)	7,402
Stock based compensation	3,164	3,431
Distributions from joint venture	210	148
Changes in assets and liabilities, net of business acquisitions:
Accounts receivable and notes receivable, net	458	(833)
Inventories	(137)	(91)
Prepaids, other current assets and other assets	(2,184)	6,610
Accounts payable and accrued expenses	40,073	(16,995)
Other current liabilities	725	(198)
Other long-term liabilities	44,387	13,602
Net cash provided by operating activities	58,232	18,822

Investing activities
Purchases of property and equipment	(43,137)	(119,668)
Proceeds from sale of property and equipment	1,273	617
Purchases of intangible assets	(60)	(43)
Proceeds from sale of intangibles	140	21
Purchase of short-term investments	—	(15,773)
Proceeds from sale of short-term investments	—	19,161
Acquisitions, net of cash acquired	(4,892)	(13,710)
Net cash used in investing activities	(46,676)	(129,395)

Financing activities
Payments of long-term debt	(8,211)	(5,893)
Proceeds from long-term debt	—	103,828
Payments of deferred financing costs	(1,984)	(525)
Proceeds from revolver	—	39,853
Proceeds from incremental liquidity facility	45,000	—
Net cash provided by financing activities	34,805	137,263

Effect of exchange rates on cash	27	(177)

Net increase in cash and equivalents	46,388	26,513
Cash and cash equivalents at beginning of year	140,705	114,192
Cash and cash equivalents at end of year	$187,093	$140,705

See accompanying notes to consolidated financial statements.

Bowlero Corp.
Consolidated Statements of Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (Deficit)
Fiscal Years Ended June 27, 2021 and June 28, 2020
(Amounts in thousands)

	Redeemable Common Stock	Redeemable Convertible Preferred Stock	Common stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ equity (deficit)
Balance, June 30, 2019	$212,093	$124,591	$1	$225,409	$(11,809)	$(14,004)	$199,597
Net loss	—	—	—	—	(90,892)	—	(90,892)
Foreign currency translation adjustment	—	—	—	—	—	(1,040)	(1,040)
Unrealized loss on derivatives	—	—	—	—	—	(9,128)	(9,128)
Reclassification to earnings	—	—	—	—	—	5,160	5,160
Accrued dividends on redeemable convertible preferred stock	—	8,556	—	(8,556)	—	—	(8,556)
Change in fair value of redeemable common stock	(51,492)	—	—	51,492	—	—	51,492
Stock based compensation	—	—	—	3,431	—	—	3,431
Balance, June 28, 2020	$160,601	$133,147	$1	$271,776	$(102,701)	$(19,012)	$150,064
Net loss	—	—	—	—	(126,461)	—	(126,461)
Foreign currency translation adjustment	—	—	—	—	—	977	977
Unrealized loss on derivatives	—	—	—	—	—	(371)	(371)
Reclassification to earnings	—	—	—	—	—	9,002	9,002
Accrued dividends on redeemable convertible preferred stock	—	8,015	—	(8,015)	—	—	(8,015)
Change in fair value of redeemable common stock	304,226	—	—	(304,226)	—	—	(304,226)
Stock based compensation	—	—	—	3,164	—	—	3,164
Reclass of negative APIC to accumulated deficit	—	—	—	37,301	(37,301)	—	—
Balance, June 27, 2021	$464,827	$141,162	$1	$—	$(266,463)	$(9,404)	$(275,866)

See accompanying notes to consolidated financial statements.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(1) Organization and Impact of COVID-19

Bowlero Corp., a Delaware corporation, and its subsidiaries (Bowlero Corp. and subsidiaries are referred to collectively as we, our, the Company, Bowlero Corp. or Bowlero) are the world’s largest operator of bowling entertainment centers.

The Company operates bowling centers under different brand names. The AMF branded centers are traditional bowling centers and the Bowlmor and Bowlero branded centers offer a more upscale entertainment concept with lounge seating, enhanced food and beverage offerings, and more robust customer service for individuals and group events. Additionally, within the brands, there exists a spectrum where some AMF branded centers are more upscale and some Bowlero branded centers are more traditional. All of our centers, regardless of branding, are managed in a fully integrated and consistent basis since all of our centers are in the same business of operating bowling entertainment. The following summarizes the Company’s centers by country and major brand as of the fiscal years ended June 27, 2021 and June 28, 2020:

	June 27, 2021	June 28, 2020
AMF & other	136	148
Bowlmor	14	15
Bowlero	133	124
Total centers in the United States	283	287
Mexico (AMF)	6	7
Canada (AMF and Bowlero)	2	2
Total	291	296

Impact of COVID-19

In mid-March of fiscal year 2020, the Company temporarily suspended all operations in compliance with local, state, and federal governmental restrictions to prevent the spread of the novel coronavirus and variants collectively known as COVID-19. Starting in April 2020, the Company began reopening centers and restoring operations. As of August 31, 2021, all but two of our centers were reopened and have remained open. Some centers are not operating at full capacity due to, among other factors, social distancing requirements, limited hours of operation, limitations on available offerings, and other operational restrictions. The temporary suspension of our operations and subsequent operational restrictions have had an adverse impact on the Company’s profitability and cash flows, for which the Company has taken and continues to take actions to address.

While the future impact of the COVID-19 situation is not known, as centers remain open and operating, we continue to monitor the situation closely and it is possible that we will implement further measures.

(2) Significant Accounting Policies

Principles of Consolidation:    The consolidated financial statements and related notes include the accounts of Bowlero Corp. and the subsidiaries it controls. Control is determined based on ownership rights or, when applicable, based on whether the Company is considered to be the primary beneficiary of a variable interest entity. The Company’s interest in 20% to 50% owned companies that are not controlled are accounted for using the equity method, unless the Company does not sufficiently influence the management of the investee. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year:    The Company reports on a fiscal year with each quarter generally comprised of one 5-week period and two 4-week periods. Fiscal years 2021 and 2020 were fifty-two weeks and ended on June 27, 2021 and June 28, 2020, respectively.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Use of Estimates:    The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the balance sheets, statement of operations and accompanying notes. Significant estimates made by management include cash flow projections; the fair value of assets and liabilities in acquisitions; derivatives with hedge accounting; stock based compensation; depreciation and impairment of long-lived assets; carrying amount and recoverability analyses of property and equipment, assets held for sale, goodwill and other intangible assets; valuation of deferred tax assets and liabilities and income tax uncertainties; and reserves for litigation, claims and self-insurance costs. Significant assumptions also include the Company’s position that the COVID-19 pandemic is temporary. Actual results could differ from those estimates.

Fair-value Estimates:    We have various financial instruments included in our financial statements. Financial instruments are carried in our financial statements at either cost or fair value. We estimate fair value of assets using the following hierarchy using the highest level possible:

Level 1:      Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.

Level 2:      Observable prices that are based on inputs not quoted on active markets, but are corroborated by market data.

Level 3:      Unobservable inputs are used when little or no market data is available.

Cash and Cash Equivalents:    The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents. The Company had cash equivalents of $86,003 and $128,903 at June 27, 2021 and June 28, 2020, respectively. The Company accepts a range of debit and credit cards, and these transactions are generally transmitted to a bank for reimbursement within 24 hours. The payments due from the banks for these debit and credit card transactions are generally received, or settled, within 24 to 48 hours of the transmission date. The Company considers all debit and credit card transactions that settle in less than seven days to be cash equivalents. Amounts due from the banks for these transactions classified as cash equivalents totaled $8,534 and $1,237 at June 27, 2021 and June 28, 2020, respectively.

Accounts Receivable:    The Company records accounts receivable at the invoiced amount. Accounts receivable do not bear interest unless specified in a formal agreement. An allowance for doubtful accounts is provided based on management’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company determines the allowance based on a number of factors, including historical write-off experience and its knowledge of specific customer accounts. Past-due balances meeting specific criteria are reviewed individually for collectability. The Company reviews all other balances on a pooled basis. Accounts are written off once collection efforts have been exhausted and the potential for recovery is considered remote. Actual uncollectable accounts could exceed the Company’s estimates, and changes to estimates are accounted for in the period of change. The Company does not have any off-balance sheet credit exposures to its customers.

Inventories:    Inventory, which includes operational items such as food and beverages, is valued at the lower of cost or market, with cost determined using an average cost method.

Property and Equipment:    Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of individual assets or classes of assets.

Leased property and equipment meeting capital lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Amortization of capital lease assets is calculated on the straight-line method based on the lesser of the estimated useful life or the lease term.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Leasehold improvements are recorded at cost. Amortization of leasehold improvements is calculated principally on the straight-line method over the lesser of the estimated useful life of the leasehold improvement or the lease term. Renewal periods are included in the lease term when the renewal is determined to be reasonably assured.

Internal costs, including compensation and employee benefits for employees directly associated with capital projects, are capitalized and amortized over the estimated useful life of the asset.

Part of the costs related to the development or purchase of internal-use software is capitalized and depreciated over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs, including compensation and employee benefits for employees directly associated with a software development project.

Estimated useful lives of property and equipment are as follows:

Buildings and improvements	2 – 39 years
Leasehold improvements	lesser of asset’s useful life or lease term (1 month – 20 years)
Equipment, furniture, and fixtures	2 – 15 years
Internal-use software	3 – 5 years

Expenditures for routine maintenance and repairs that do not improve or extend the life of an asset are expensed as incurred. Improvements are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, the lease term. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from property and equipment and any gain or loss is recognized.

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects. Interest cost will be capitalizable for all assets that require a period of time to get them ready for their intended use (an acquisition period). The amount capitalized in an accounting period is determined by applying the capitalization rate to the accumulated expenditures for the asset during the period. The capitalization rates used is based on the rates applicable to borrowings outstanding during the capitalization period.

Goodwill and Intangible Assets:    Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed of businesses acquired.

Indefinite-lived intangible assets include liquor licenses and the Bowlero and Professional Bowlers Association trade names. Liquor licenses to which values are ascribed are brokered licenses that are on a quota system. Bowlero is the corporate name of the Company and the brand name associated with many of the Company’s bowling centers. Professional Bowlers Association is the brand name of the entity owned by the Company associated with the main sanctioning body for ten-pin bowling. The fair value of the trade names stems from the customer appeal and revenue streams derived from these brands.

Finite-lived intangible assets primarily includes Bowlmor, AMF and other trade names of the acquisitions, customer relationships and management contracts, which have remaining useful lives ranging from 1 to 10 years. Finite-lived intangible assets are amortized based on the pattern in which the economic benefits are used or on a straight-line basis.

Favorable and Unfavorable leases:    Favorable and unfavorable leases are included in other assets and other long-term liabilities, respectively, and are amortized on a straight-line basis, over remaining lease terms, which range from 1 to 40 years.

Impairment of Goodwill, Intangible and Long-Lived Assets:    Goodwill is not amortized but is tested at least annually for impairment at the reporting unit level. The Company has determined it has one reporting unit, operating a bowling entertainment business.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

We perform our annual goodwill impairment test at fiscal year-end. For 2021 and 2020, the Company performed a quantitative assessment of goodwill using the income approach. There were no impairment charges for goodwill recorded in fiscal years 2021 or 2020.

Indefinite-lived intangible assets are tested for impairment annually at fiscal year-end. For 2021 and 2020, the Company performed a quantitative analysis over indefinite-lived intangible assets. There were no impairment charges for indefinite-lived intangible assets recorded in fiscal years 2021 or 2020.

Long-lived assets other than goodwill (such as property and equipment) and other definite-lived intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

For long-lived assets, an impairment is indicated when the estimated total undiscounted cash flows associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. The Company recognized impairment charges of $386 and $1,653 in fiscal years 2021 and 2020, respectively. The impairment charges in fiscal years 2021 and 2020 relate to long-lived assets and liquor licenses. We estimated the fair value of these assets utilizing the market approach using orderly liquidation values or broker quotes for sale of similar properties. We then compared these fair values to the related carrying value of the long-lived assets. The impairments were not the result of the COVID-19 pandemic since the COVID-19 situation was considered temporary and the Company’s overall business is expected to recover.

Derivatives:    We are exposed to interest rate risk. To manage these risks, we entered into interest rate swap derivative transactions to manage the interest rate risk associated with a portion of our outstanding debt. The interest rate swaps are designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the effective portion of the gain or loss on the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Gains and losses on the financial derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We have entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

Self-Insurance Programs:    The Company is self-insured for a portion of its general liability, workers’ compensation and certain health care exposures. We also purchase stop-loss insurance coverage through third-party insurers. The undiscounted costs of these self-insurance programs are accrued based upon estimates of settlements and costs for known and anticipated claims. For claims that exceed the deductible amount, the Company records a receivable representing expected recoveries pursuant to the stop-loss coverage and a corresponding gross liability for its legal obligation to the claimant, since the Company is not legally relieved of our obligation to the claimant. The Company recorded gross estimated liabilities of $17,363 and $13,079 at June 27, 2021 and June 28, 2020, respectively, to cover known general liability, health and workers’ compensation claims, and the estimate of claims incurred but not reported. Corresponding stop-loss receivables for expected recoveries of self-insured claims in the amounts of $4,780 and $3,775 were recorded at June 27, 2021 and June 28, 2020, respectively.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

The short-term portion of the self-insurance liabilities is included in accrued expenses in the accompanying consolidated balance sheets. The long-term portion is included in other long-term liabilities in the accompanying consolidated balance sheets. The stop-loss receivable is included in other assets.

Asset Retirement Obligation (ARO):    The Company has asset removal obligations that are required under certain lease contracts to remove equipment and leasehold improvements, as well as clean up the premises upon vacating a center when taken out of operation. Most of these obligations are not expected to be paid until several years in the future and will be funded from general company resources. The ARO is an estimate of expected costs based on a number of assumptions requiring professional judgement. When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the related properties and equipment. Over time, the liability is increased for the changes in its present value, and the capitalized cost in property and equipment is depreciated over the useful life of the related asset.

The Company recognizes changes to the liability as an accretion due to the passage of time in operating expenses. Changes due to passage of time are calculated by applying an interest method of allocation using the discount rate used in the calculation of the ARO. The Company recognizes changes to the liability arising from revisions to the timing, amount of expected undiscounted cash flows or discount rate as an increase or decrease to the carrying amounts of the ARO and the related asset retirement capitalized cost. The current portion of the asset retirement obligation is included in accrued expenses in the consolidated balance sheets. The long-term portion is included within other long-term liabilities in the consolidated balance sheets.

Income Taxes:    The Company utilizes the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities. Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse. We review our deferred tax assets to determine if it is more-likely-than-not that they will be realized. If we determine it is not more-likely-than-not that a deferred tax asset will be realized, we record a valuation allowance to reverse the previously recognized tax benefit.

The Company recognizes tax benefits related to uncertain tax positions if we believe it is more likely than not the benefit will be realized. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs.

Revenue Recognition:    The Company adopted Financial Accounting Standards Board (FASB) Accounting Standard Update (ASU) 2014-09, Revenue from Contracts with Customers as of July 1, 2019.

The following table presents the Company’s revenue disaggregated by major revenue categories:

	Fiscal Year Ended
	June 27, 2021	% of revenues	June 28, 2020	% of revenues
Major revenue categories:
Bowling	$203,730	52%	$270,102	52%
Food and beverage	128,393	32%	179,460	34%
Amusement	48,414	12%	62,407	12%
Media	14,697	4%	8,462	2%
Total revenues	$395,234	100%	$520,431	100%

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Bowling revenue — The Company recognizes revenue for providing bowling services to customers in exchange for consideration that is recognized as revenue on the day that the services are performed and payments are received from the customer. Any prepayments for bowling revenue are recognized as deferred revenue and recognized when earned.

Food and beverage revenue — Sales of food and beverages at our bowling centers are recognized at a point-in-time.

Amusement revenue — Amusement revenue includes amounts earned through arcades and other games. Similar to bowling and food and beverage revenue, almost all of our revenue is earned at a point-in-time. We record deferred revenue for events where we collect cash in advance of the Company’s satisfaction of its performance obligation, which would occur on the date of the event. These deferred amounts are not material to our financial statements and the amounts are typically all earned in the subsequent period. The Company provides customers game-play tokens and game cards, which are subject to breakage and redemptions. Please see further details below on our accounting policies regarding these items.

Media revenue — The Company earns media revenue from sanctioning official PBA tournaments and licensing media content to our customers, which include television networks and multi-year contracts. The Company considers each tournament as a separate performance obligation as each tournament’s pricing is negotiated separately and represents stand-alone selling price based on the terms of the contract and the relative nature services provided. Media revenue is generated through producing and licensing distribution rights to customers, which is recognized at the point-in-time the Company produces and delivers programming for a respective tournament. Tournament revenue includes sponsorships, entry and host fees. Fees received for sponsorships and tournaments are recognized as deferred revenue until the respective tournament occurs, at which point, the Company recognizes those fees as revenue.

The Company sells gift and game cards that do not expire. Gift and game card revenue is recognized as gift and game cards or game-play tokens are redeemed by customers. The Company accrues unearned revenue as a liability for the unredeemed tickets that may be redeemed or used in the future. Gift and game card sales are recorded as an unearned gift and game card revenue liability when sold. Unearned gift and game card revenue or deferred revenue is reported in accrued expenses in the consolidated balance sheets and is disclosed in Note 7. The Company recognized revenue of $5,044 during the fiscal year ended June 27, 2021 that was included in the beginning of fiscal year 2021 deferred revenue. Gift and game card revenue is not material to the consolidated financial statements. The Company recognizes breakage revenue for unredeemed gift and game cards on a pro-rated basis based on historical redemption patterns. Breakage is the amount not used or redeemed by the customer. Breakage income from game and gift cards is included in operating revenue. Breakage income is not material to the consolidated financial statements.

Taxes collected from customers and remitted to government authorities are excluded from revenue in the consolidated statement of operations. The remittance obligation is included in accrued liabilities until the taxes are sent to the appropriate taxing authorities.

The Company also has a loyalty program called the Most Valuable Bowler (MVB) program. MVB participants earn rewards in the form of coupons or points based on their cumulative spend with an expiration date. The loyalty program creates material rights, which are valued as separate performance obligations and deferred until use or expiration. The deferred portion is included in deferred revenue and is not material to the financial statements.

From time to time, the Company offers discount vouchers through outside vendors. Revenue for these vouchers is recognized as revenue when the voucher is redeemed by the guest or as breakage on a pro-rated basis based on historical redemption patterns. Revenue is recognized for the gross amount paid by customers for purchased vouchers. The fee paid to the outside vendors, in the form of the discount, is recognized in cost of revenues. We recognize this revenue on a gross basis, as we are responsible for providing the service desired by the customer.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Costs of Revenues:    The Company’s costs of revenues all relate to center operations and are comprised primarily of fixed costs that are not variable or less variable with changes in revenues, and include depreciation, amortization, property taxes, supplies, insurance and utilities. Variable costs included within costs of revenues primarily comprise labor, food and beverage costs, supplies, prize funds, tournament production expenses and amusement costs.

Selling, General and Administrative Expenses (SG&A):    SG&A expenses are comprised primarily of employee costs, media and promotional expenses, and depreciation and amortization (excluding those related to our center operations), and other miscellaneous expenses. A portion of SG&A costs are not variable in nature and do not fluctuate significantly with changes in revenue, and include such expenses as depreciation, amortization and certain compensation.

Other Expenses:    Other expenses comprise various costs primarily including professional fees and transactional related expenses associated with business acquisitions, and foreign currency gains/losses.

Stock Based Compensation:    Stock based compensation is based on the grant-date fair value estimated in accordance with applicable accounting standards for stock compensation. Bowlero Corp. recognizes stock based compensation on a straight-line basis over the requisite service period for time-based awards and recognizes the cost for performance-based awards upon the consummation of a liquidity event. The Company has adopted the provision of the applicable standard to not recognize the effect of forfeitures until they occur. All compensation expense for an award will be recognized by the time it becomes fully vested. Stock based compensation is recorded in cost of revenues and selling, general and administrative expenses in the consolidated statement of operation based on the employees’ respective functions. The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction.

We use the Black-Scholes-Merton option pricing model to calculate the fair value of stock options. This option valuation model requires the use of subjective assumptions, including the estimated fair value of the underlying common stock, the expected stock price volatility, and the expected term of the option. The estimated fair value of the underlying common stock was based on third-party valuations. Our volatility estimates are based on a peer group of companies. We estimate the expected term of our time-based awards to be the weighted average mid-point between the vesting date and the end of the contractual term. We use this method to estimate the expected term since we do not have sufficient historical exercise data. We estimate the expected term of our performance based awards to be seven years representing the estimated time to liquidity.

Advertising and Television Costs:    Costs for advertising are expensed when incurred and recorded as operating expenses. Total advertising expenses for fiscal years 2021 and 2020 were $3,576 and $9,057, respectively. Advertising expense is included within costs of revenues on the consolidated statement of operations. Television spending, including costs associated with bowling tournaments that are televised, are capitalized as prepaid costs and expensed at the time the event takes place.

Tenant Improvement Incentives:    The Company has leasehold improvement allowances of $15,100 and $15,850 as of June 27, 2021 and June 28, 2020, respectively, from landlords recorded as liabilities in other current liabilities and other long-term liabilities and amortized as a reduction of rent expense over the life of the lease.

Foreign Currency Translation:    The Company’s financial statements are reported in U.S. dollars. Our foreign subsidiaries maintain their records in the currency of the country in which they operate.

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses are recorded in net income (loss).

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Commitments and contingencies:    Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Business Interruption Insurance:    The Company recognized $20,188 and $6,025 of business interruption insurance recoveries as other operating income in the consolidated statements of operations during fiscal years 2021 and 2020, respectively, as a result of the insured claim resulting from the temporarily suspension of operations in compliance with local, state, and federal governmental restrictions to prevent the spread of the COVID-19 pandemic.

Variable Interest Entity:    The Company has an ownership interest in a variable interest entity (VIE), Thousand Oaks Company (Thousand Oaks). The Company accounts for its 50% ownership interest in Thousand Oaks, a joint venture in Texas with C & C Co., under the equity method of accounting. The Company is not the primary beneficiary of Thousand Oaks since it does not have the power to direct activities of the VIE that most significantly impact the VIE’s economic performance. Further, the Company and its equity at-risk investor partner either absorb the losses or receive the benefits of the VIE on a proportionate basis. Under the equity method of accounting, the Company does not consolidate the VIE but recognizes its proportionate share of the profits and losses of the unconsolidated VIE. The nature of the Company’s involvement with Thousand Oaks does not meet the criteria of sponsorship for a qualifying special purpose entity in regards to the transfer of financial assets. Thousand Oaks is a self-sustaining bowling center. The assets of Thousand Oaks are used in the joint venture’s operations, and the VIE relationship does not expose the Company to risks outside of those inherent in normal operations.

Net Loss Per Share Attributable to Common Stockholders:    Net loss per share attributable to common stockholders is computed based on the weighted average number of basic and diluted shares outstanding during each period. The net loss used in the computation is increased by the dividends accumulated during the fiscal year on the Company’s Series A Redeemable Convertible Preferred Stock. Since the Company has reported net losses for both periods presented, all potentially dilutive securities have been excluded from the calculation of the diluted net loss per share attributable to common stockholders as their effect is antidilutive and accordingly, basic and diluted net loss per share attributable to common stockholders is the same for both periods presented.

Recently Adopted Accounting Standards:    In April 2020, the FASB issued interpretive guidance in response to the COVID-19 pandemic. The Staff Q&A titled, Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, permits entities to elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Accounting Standards Codification (ASC 840). This election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or our obligations as the lessee, i.e. the total payments required by the modified contract are substantially the same or less than the total payments required by the original contract. The FASB staff expects that reasonable judgement will be exercised in making those determinations, and expects that there will be multiple ways to account for those deferrals, none of which the staff believes are more preferable than the others. Two of those methods are:

a)      Account for the concessions as if no changes to the lease were made. Under that account, a lessor would increase its lease receivable, and a lessee would increase its liabilities as receivables/payments accrue. In its income statement, a lessor would continue to recognize income, and a lessee would continue to recognize expense during the deferral period.

b)      Account for the deferred payments as variable lease payments.

Where applicable, the Company adopted option (a) above and continues to recognize rent expense. As of June 27, 2021 we had deferred cash rent payments of $22,463, which are included in other long-term liabilities on the consolidated balance sheets. See Note 10, Commitments and Contingencies for further information.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

Recently Issued Accounting Standards:    In February 2016, the FASB released ASU 2016-02, Leases (Topic 842), completing its project to overhaul lease accounting. The ASU codifies Topic 842, which will replace the guidance in ASC 840. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of ASU 2016-02. The main provision of ASU 2020-05 allows entities to elect to adopt the guidance for fiscal years beginning after December 15, 2021. Early application continues to be permitted, which means that an entity may choose to implement Topic 842 before the deferred effective date. The Company has not adopted Topic 842, which is effective for the Company in fiscal year 2023. While the Company expects the adoption of Topic 842 to add right-of-use assets and lease liabilities to the consolidated balance sheet, it is currently evaluating the implications of this standard.

(3-A) Immaterial Corrections

In fiscal year 2021, the Company identified misstatements in prior years in goodwill, additional paid-in capital, property and equipment under capital leases, and long-term obligations under capital leases. The Company determined the misstatements were immaterial to the previously issued consolidated financial statements and the Company has corrected the misstatements in the accompanying fiscal year 2020 consolidated financial statements.

The Company determined goodwill resulting from the pushdown accounting with the Atairos acquisition in fiscal year 2018 was overstated by $86,862. This misstatement also resulted in the overstatement of additional paid-in capital in the same amount. The misstatement also impacted the goodwill amounts reported in Note 4, Goodwill and Other Intangible Assets, to the consolidated financial statements.

The Company determined property and equipment under capital leases and long-term obligations under capital leases were understated by $5,215 in fiscal year 2020. The misstatements also impacted the operating and capital lease amounts reported in Note 10, Commitments and Contingencies, and the deferred income tax assets and liabilities reported in Note 9, Income Taxes, to the consolidated financial statements.

In addition, the Company has corrected a misstatement in the fair value of options granted in fiscal year 2020 in Note 15, Stock Based Compensation.

(3-B) Acquisitions

The Company continually evaluates potential acquisitions that strategically fit within the Company’s existing portfolio of centers as a key part of the Company’s overall growth strategy. The Company has completed acquisitions in fiscal years 2021 and 2020. Business combinations are accounted for under the acquisition method of accounting which, among other things, results in the recognition of goodwill. This goodwill arises because the purchase prices for these businesses reflect, among other factors, future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

2021 Acquisition:    The Company acquired the following business (“2021 Acquisition”) in fiscal year 2021 for a total purchase price of $2,765.

Date of Acquisition	Location	Purchase Price	Business
June 14, 2021	California	$2,765	Bowling Center

Consideration was paid from available cash on hand. The Company recorded $69 in transaction related costs as a component of other operating expenses in the consolidated statement of operations for the year ended June 27, 2021. The balance sheets reflect assets acquired and liabilities assumed recorded at fair values and resulting recognition of goodwill.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(3-B) Acquisitions (cont.)

The following table summarizes the fair value of the assets acquired and the liabilities assumed as a result of acquisition accounting for the acquisition listed above:

Current assets	$90
Property and equipment	181
Identifiable intangible assets	465
Goodwill	2,350
Total assets acquired	3,086

Current liabilities	326
Total liabilities assumed	326
Total fair value, net of cash of $5	$2,760

During fiscal year 2021, the Company paid $2,760 related to the 2021 Acquisition and $2,132 in acquisition payments related to 2020 and 2019 acquisitions, which is noted as Acquisitions, net of cash acquired, on the consolidated statement of cash flows for the fiscal year ended June 27, 2021.

2020 Acquisitions:    The Company acquired the following businesses (collectively “2020 Acquisitions”) in fiscal year 2020 for a total purchase price of $13,813.

Date of Acquisition	Location	Purchase Price	Business
July 15, 2019	Michigan	$5,375	Bowling Center
September 9, 2019	Washington	8,438	Professional Bowlers Association (“PBA”)
		$13,813

Consideration was cash from available cash on hand. The Company recorded $638 in transaction related costs as a component of other operating expenses in the consolidated statement of operations for the year ended June 28, 2020. The Company’s consolidated balance sheets reflect assets acquired and liabilities assumed recorded at fair values and resulting recognition of goodwill.

The following table summarizes the fair value of the assets acquired and the liabilities assumed as a result of acquisition accounting for the acquisitions listed above:

Current assets	$179
Property and equipment	1,153
Identifiable intangible assets	5,160
Goodwill	10,942
Total assets acquired	17,434

Current liabilities	2,242
Deferred acquisition payments	1,482
Total liabilities assumed	3,724
Total fair value, net of cash of $103	$13,710

The Company’s accounting for the allocations of the purchase price at the date of 2021 and 2020 Acquisitions is based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. In the months after closing, as the Company obtains additional information about these assets and liabilities, including third-party valuations of tangible and intangible assets, it is able to more accurately allocate the purchase price.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(3-B) Acquisitions (cont.)

The following summarizes key valuation approaches and assumptions utilized in calculating the fair values of 2021 and 2020 acquisitions:

Property and equipment — Buildings and site improvements are valued using the cost approach and land is valued at its highest and best use by the market or sales comparison approach. The fair value of tangible personal property was determined primarily using variations of the cost approach. Certain assets with an active secondary market were valued using the market approach.

Intangible assets — Certain of the acquired assets are intangible in nature, including trade names, non-competition, customer, members, sponsorship and media relationships, and liquor licenses.

Trade names:    The Company recorded trade names for which the fair value was determined using the relief-from-royalty method, which is considered a Level 3 fair value measurement due to the use of unobservable inputs. Significant assumptions used in the calculation include: revenue projections, a royalty rate based on qualitative factors and the market-derived royalty rates, discount rate based on the Company’s weighted average cost of capital (WACC) adjusted for risks commonly inherent in trade names and an indefinite life for Professional Bowlers Association trade name as management intends to use the trade name in perpetuity.

Non-Competition:    The Company recorded the fair value of non-competition agreements for 2021 and 2020 Acquisitions using the differential discounted cash flow method income approach, a Level 3 fair value measurement due to the use of unobservable inputs. Significant assumptions used in the fair value calculations for non-competition agreements include: potential competitor impact on revenue and expense projections, discount rate based on the Company’s WACC adjusted for risks commonly inherent in intangible assets, specifically non-compete agreements.

Customer, member, sponsorship and media relationships:    The Company recorded the fair value of customer relationships for bowling leagues and relationships for members, sponsors and media using the excess earnings income approach and discounted cash flow method considered Level 3 fair value measurements due to the use of unobservable inputs. Significant assumptions used in the fair value calculations for relationships include: revenue and expense projections, customer retention rate for leagues, discount rate based on the Company’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships and the remaining useful life.

Liquor licenses:    The Company recorded the fair value of brokered liquor licenses using the market approach. Significant assumptions used in the calculation include approximation based on recent sales of liquor licenses in the respective jurisdictions and assignment of an indefinite useful life as licenses do not expire and can be sold to third parties.

Pro forma Financial Data (Unaudited):    The following represents the Company’s pro forma consolidated net loss from operations, net of income taxes, for the years ended June 27, 2021 and June 28, 2020, based on purchase accounting information assuming the 2021 and 2020 acquisitions occurred as of July 1, 2019, giving effect to acquisition accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect results of operations had the acquired companies been operated as part of the Company since July 1, 2019.

	Fiscal Year Ended
	June 27, 2021	June 28, 2020
Revenues	$395,981	$522,200
Net loss	(127,079)	(91,208)

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(4) Goodwill and Other Intangible Assets

Goodwill:

The changes in the carrying amount of goodwill for the fiscal years ended June 27, 2021 and June 28, 2020:

Balance June 30, 2019	$712,583
Goodwill resulting from acquisitions	10,942
Foreign currency translation adjustment	1,407
Balance as of June 28, 2020	$724,932
Goodwill resulting from acquisitions	2,350
Foreign currency translation adjustment	(1,126)
Balance as of June 27, 2021	$726,156

Intangible Assets:

	June 27, 2021				June 28, 2020
	Weighted average life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Finite-lived intangible assets:
AMF trade name	1	$9,900	$(7,920)	1,980	2	$9,900	$(5,940)	$3,960
Bowlmor trade name	6	6,500	(2,600)	3,900	7	6,500	(1,950)	4,550
Other acquisition trade names	7	1,010	(173)	837	8	850	(88)	762
Customer relationships	3	18,370	(10,471)	7,899	4	18,370	(7,841)	10,529
Management contracts	2	1,800	(1,150)	650	3	1,800	(863)	937
Non-compete agreements	4	1,200	(514)	686	5	1,080	(294)	786
PBA member, sponsor & media relationships	8	1,400	(322)	1,078	9	1,400	(144)	1,256
	4	40,180	(23,150)	17,030	5	39,900	(17,120)	22,780
Indefinite-lived intangible assets:
Liquor licenses		9,027	—	9,027		9,017	—	9,017
PBA trade name		3,100	—	3,100		3,100	—	3,100
Bowlero trade name		66,900	—	66,900		66,900	—	66,900
		79,027	—	79,027		79,017	—	79,017
		$119,207	$(23,150)	$96,057		$118,917	$(17,120)	$101,797

Total amortization expense for finite-lived intangible assets for the fiscal years ended 2021 and 2020 was $6,030 and $6,045, respectively.

Other assets and liabilities:

The Company has favorable leases of $34,618 and $37,693, net of $12,300 and $9,225 accumulated amortization, reported in other assets in the consolidated balance sheets for the fiscal years ended June 27, 2021 and June 28, 2020, respectively. Total amortization expenses for fiscal years 2021 and 2020 was $3,075.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(4) Goodwill and Other Intangible Assets (cont.)

The Company has unfavorable leases of $1,096 and $1,554, net of $5,135 and $4,677 accumulated amortization, reported in other long-term liabilities in the consolidated balance sheets for the fiscal years ended June 27, 2021 and June 28, 2020, respectively. Total amortization expense for fiscal years 2021 and 2020 was $458 and $502, respectively.

The estimated aggregate amortization expense for finite-lived intangibles, favorable and unfavorable leases recorded at June 27, 2021, for the next five fiscal years is as follows:

	2022	2023	2024	2025	2026	Thereafter
Amortization expense	$8,481	$6,416	$6,275	$3,410	$3,169	$22,801

(5) Property and Equipment

As of June 27, 2021 and June 28, 2020, property and equipment consists of:

	June 27, 2021	June 28, 2020
Land	$19,879	$17,987
Buildings and improvements	16,666	15,857
Leasehold improvements	313,441	286,874
Equipment, furniture, and fixtures	315,719	299,029
Internal-use software	19,307	15,806
Construction in progress	28,141	38,388
	713,153	673,941
Accumulated depreciation	(287,919)	(219,363)
Property and equipment, net of accumulated depreciation	425,234	454,578
Less: Assets held for sale – property and equipment	(511)	(1,247)
Property and equipment, net	$424,723	$453,331

Total assets held for sale at June 27, 2021 and June 28, 2020 of $686 and $1,307, includes liquor licenses of $175 and $60, respectively.

Depreciation expense related to property and equipment was $70,334 and $68,290 for fiscal years 2021 and 2020, respectively.

Total interest cost capitalized during fiscal year 2021 and fiscal year 2020 was $706 and $1,188, respectively, as reported in consolidated statements of operations.

(6) Supplemental Cash Flow Information

The table below presents supplemental cash flow information for each reporting periods:

	June 27, 2021	June 28, 2020
Cash paid during the period for:
Interest	$81,685	$76,985
Income taxes, net of refunds	818	695
Noncash investing and financing transactions:
Capital additions in accounts payable	4,193	7,417
Capital leased asset and liabilities	5,401	1,904
Change in fair value of interest rate swap	8,631	(3,968)

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(7) Accrued Expenses

As of June 27, 2021 and June 28, 2020, accrued expenses consist of:

	June 27, 2021	June 28, 2020
Compensation	$13,577	$3,012
Taxes and licenses	9,646	9,754
Insurance	8,285	7,606
Customer deposits	7,114	3,324
Deferred revenue	5,885	5,044
Interest	4,693	4,143
Professional fees	4,473	614
Deferred rent	4,384	2,650
Utilities	3,399	1,734
Other	1,842	2,476
Asset retirement obligations	352	355
Total accrued expenses	$63,650	$40,712

(8) Debt

The following table summarizes the Company’s debt structure as of June 27, 2021 and June 28, 2020:

	June 27, 2021	June 28, 2020
First Lien Credit Facility Revolver (Maturing July 3, 2022)	$39,853	$39,853
First Lien Credit Facility Term Loan (Maturing July 3, 2024 and bearing variable rate interest; 4.55% and 5.17% at June 27, 2021 and June 28, 2020, respectively, excluding impact of hedging)	800,534	808,746
Incremental Liquidity Facility (Maturing July 3, 2024)	45,000	—
	885,387	848,599
Less:
Unamortized financing costs	(9,800)	(12,753)
Current portion of unamortized financing costs	3,152	2,951
Current maturities of long-term debt	(8,211)	(8,211)
Total long-term debt	$870,528	$830,586

As of June 27, 2021, minimum repayments of debt are as follows:

2022	8,211
2023	48,064
2024	8,211
2025	820,901
$885,387

Incremental Liquidity Facility:    On September 25, 2020, the Company entered into a $150,000 Incremental Liquidity Facility with JP Morgan Chase Bank, N.A. as the lender with a maturity date of July 3, 2024 at an interest rate of the applicable LIBOR rate plus an initial applicable margin of 3.00%. The loan is structured as a revolver, with $45,000 utilized at the closing date and with the remaining $105,000 available subject to approval by Atairos as credit support provider and the prior satisfaction of certain conditions. The Incremental Liquidity Facility is secured on a pari passu first lien basis with the existing credit facility (with respect to assets of Bowlero Corp. and its guarantor subsidiaries).

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(8) Debt (cont.)

November 2019 First Lien Credit Facility Term Loan:    On November 20, 2019, the Company amended the July 2018 Credit Agreement to borrow an additional $105,000 as an incremental term loan to be used for general corporate purposes. JP Morgan Chase Bank, N.A. is the administrative agent and sole issuing lender for the Amended 2019 Credit Agreement. The incremental term loan was fully funded by JP Morgan Chase Bank, N.A. on the closing date and thereafter made assignments to other participating lenders. The expanded $812,850 First Lien Credit Facility is repaid on a quarterly basis on the last business day of the last month of each calendar quarter in principal payments of $2,053 with the remaining balance maturing and fully payable on July 3, 2024.

First Lien Credit Facility Revolver:    The November 2019 Credit Agreement did not alter the $50,000 revolving line of credit (“Revolver”) or its maturity date of July 3, 2022. Outstanding standby letters of credit as of June 27, 2021, totaling $9,100 are guaranteed by JP Morgan Chase Bank, N.A. and limit borrowings under the Revolver to $40,900. The Company has $39,853 in borrowings outstanding under the Revolver as of June 27, 2021.

Obligations owed under the First Lien Credit Facility bear interest at a rate per annum equal to the applicable LIBOR rate, subject to a floor of 1.00%, plus an applicable margin of 3.75% to 4.25% depending on the leverage level. Interest on loans under the First Lien Facility bearing interest based upon the Base Rate will be due quarterly, and interest on loans bearing interest based upon the LIBOR rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period. The Base Rate means a rate per annum equal to the highest of (a) the Federal Funds Effective Rate in effect on such day plus 0.50%, (b) to the extent ascertainable, the Published LIBOR Rate plus 1.00%, (c) the Prime Rate and (d) solely with respect to the expanded term loan under the July 2018 Credit Agreement, 2.00%.

Pursuant to the First Lien Credit Agreement collateral and guarantee requirement, obligations owed under the First Lien Credit Facilities are secured by a first priority security interest on substantially all assets of Bowlero Corp. and the guarantor subsidiaries. The First Lien Credit Agreement contains customary events of default, restrictions on indebtedness, liens, investments, asset dispositions, dividends and affirmative and negative covenants.

On June 10, 2020, the Company entered into an amendment to the November 2019 Credit Agreement that, among other things, provided the Company a Covenant Waiver Period through June 26, 2021 that waived application of the leverage-based financial covenant for so long as Bowlero satisfied certain minimum liquidity tests and complied with certain other requirements. The Covenant Waiver Period was subsequently extended to the last day of the fiscal quarter ending March 31, 2022 in connection with entry into the above mentioned Incremental Liquidity Facility. Based on this extension and assuming satisfaction of the waiver requirements, the Company’s next financial covenant test will occur on March 31, 2022, if the testing conditions are then triggered.

(9) Income Taxes

Total loss before income taxes consists of:

	June 27, 2021	June 28, 2020
Loss before tax:
U.S.	$(123,360)	$(81,208)
Foreign	(4,136)	(1,421)
Total loss before tax	$(127,496)	$(82,629)

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(9) Income Taxes (cont.)

Income tax (benefit) expense consists of the following:

	June 27, 2021	June 28, 2020
Current income tax provision:
State and local	$505	$732
Foreign	(122)	129
Total current provision	383	861

Deferred income tax provision:
U.S. Federal	9	3,544
State and local	(1,707)	4,068
Foreign	280	(210)
Total deferred provision	(1,418)	7,402
Total income tax (benefit) expense	$(1,035)	$8,263

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal years ended June 27, 2021 and June 28, 2020 was as follows:

	June 27, 2021	June 28, 2020
Balance at beginning of year	$22	$21
Additions for tax positions of prior years	4	1
Reductions for tax positions of prior years	—	—
Tax settlements	—	—
Balance at end of year	$26	$22

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at June 27, 2021 was $5, along with $21 affecting deferred taxes. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at June 28, 2020 was $1, along with $21 affecting deferred taxes. Bowlero recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax expense. Interest and penalties were $36 in fiscal year 2021 and $3 in fiscal year 2020. The federal and state statutes of limitations are still open for fiscal year ended July 1, 2018 and thereafter.

The 2021 and 2020 provision for income taxes differs from the amount computed by applying the statutory rate to the income before income taxes primarily due to the changes in the valuation allowance and state and local taxes.

	June 27, 2021		June 28, 2020
U.S. federal statutory rate	$(26,774)	21.0%	$(17,352)	21.0%
State and local tax net of federal benefit	(6,190)	4.9	3,792	(4.6)
Deferred tax asset valuation allowance	34,060	(26.7)	21,606	(26.7)
Uncertain tax positions	2	0.0	2	0.0
Foreign tax rate difference	(1,251)	1.0	215	0.3
Other	(882)	0.7	—	0.0
Effective tax rate	$(1,035)	0.81%	$8,263	(10.0)%

As of June 27, 2021, the Company had a net consolidated income tax receivable of $119 reflected in other current assets and a non-current consolidated income tax liability of $26 reflected in other long-term liabilities. As of June 28, 2020, the Company had a net consolidated income tax payable of $423 reflected in other current liabilities and a non-current consolidated income tax payable of $22 reflected in other long-term liabilities.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(9) Income Taxes (cont.)

The tax effects of temporary differences and carryforwards that give rise to significant components of deferred income tax assets and liabilities consist of:

	June 27, 2021	June 28, 2020
Deferred income tax assets:
Reserves not currently deductible	$40,458	$20,610
Capital lease liability	98,545	94,107
Net operating loss, interest, and tax credit carryforwards	132,184	127,686
Subtotal	271,187	242,403
Less: Valuation allowance	166,323	129,902
Total net deferred income tax assets	104,864	112,501

Deferred income tax liabilities:
Property and equipment	85,377	90,471
Favorable and unfavorable leases	8,886	9,596
Goodwill and intangibles	22,468	25,165
Total deferred income tax liabilities	116,731	125,232
Net deferred income tax liabilities	$11,867	$12,731

As of June 27, 2021, the Company has U.S. tax credit carryforwards of $209, U.S. federal net operating loss carryforwards (NOLs) of $546,452, and interest carryforward of $24,340. The tax credits were generated in the July 1, 2007 and June 29, 2008 tax years. The credits have a 20-year federal carryover period and will begin to expire starting in the fiscal year ending 2027. The NOL carryforwards will begin to expire in 2022. The interest carryforward does not expire.

Realization of deferred tax assets associated with deductible temporary differences, net operating losses and other carryforwards is dependent on generating sufficient future taxable income. Based on the historical losses of the Company and limitations placed on NOLs due to changes in ownership in 2004 and 2017, the Company believes it is more-likely-than-not that the Company will not realize the benefit of certain deferred tax assets, and, accordingly, has established a valuation allowance against certain deferred tax assets of $166,323 as of June 27, 2021 and $129,902 as of June 28, 2020. It is currently estimated that $369,624 of the Company’s NOLs are subject to limitation due to the changes in ownership that occurred in 2004 and 2017 and that $195,900 of this amount may expire unused even if there is sufficient taxable income to absorb such NOLs.

As of June 27, 2021, the Company has not recorded an income tax liability on certain undistributed earnings of its foreign subsidiaries. It is expected that these earnings will be permanently reinvested in the operations within the respective country. The Company has not calculated the deferred tax liability that would come due if the earnings were distributed to the U.S. as the calculations are not material.

(10) Commitments and Contingencies

Operating Leases:    The Company leases certain facilities under non-cancelable operating leases, as well as certain office equipment and automobiles under non-cancelable operating leases, which expire at various dates through 2058. Most of the Company’s leases include options that allow it to extend the lease term beyond the initial base period, subject to terms agreed upon at lease inception. For leases that contain predetermined fixed escalations of the minimum rentals and payments that can be required upon failure to renew or extend at the expiration of the lease term, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as accrued rent expense

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(10) Commitments and Contingencies (cont.)

within other long-term liabilities on the consolidated balance sheets. There was accrued rent expense of $33,128 and $18,652 within other long-term liabilities on the consolidated balance sheets as of June 27, 2021 and June 28, 2020, respectively. Certain leases require contingent payments that depend on factors that are not measurable at the inception of the lease, such as percentage of sales, and are excluded from minimum lease payments but are included in the determination of total rental expense when it is probable that the expense has been incurred and the amount is reasonably estimated. Future payments for maintenance, insurance, taxes and other expenses to which the Company is obligated are excluded from minimum lease payments.

The Company incurred operating lease rent expense of $58,114 and $61,700 in fiscal years 2021 and 2020, respectively. Future minimum rental payments under non-cancelable operating lease agreements as of June 27, 2021 are as follows(1):

Fiscal year ended:
2022	54,194
2023	55,898
2024	55,073
2025	54,926
2026	52,646
Thereafter	627,632
Total	$900,369

There were no sale-leaseback transactions in fiscal years 2021 and 2020.

Capital Leases:    The Company is the lessee for land and buildings under leases determined to be capital leases. Additionally, the Company constructs centers on leased land and may receive reimbursements from a landlord for the cost of the structure. In cases where reimbursement from a landlord results in substantial underfunding of costs incurred for the construction of the structure, the Company is deemed to have continuing involvement and the transaction qualifies as a financing under sale-leaseback accounting. The landlord reimbursement and/or the cost of the shell given to the Company are considered financings. The Company had 194 and 193 centers and other equipment leases classified as capital leases at June 27, 2021 and June 28, 2020, respectively. The corresponding capital lease liability was $374,639 and $361,737, respectively, of which $41 and $31 are included in current liabilities on the Company’s consolidated balance sheets specifically for the equipment leases. The company does not have any current liabilities for our center leases because the rental payments are less than the interest accretion on the liability. The interest on the financing lease obligation is recognized over the term of the lease. As of June 27, 2021 and June 28, 2020, assets held under capital leases totaled $284,077 and $290,389, respectively, net of accumulated amortization of $34,609 and $21,855, respectively. Amortization expense related to capital leased assets was $12,870 and $12,326 for fiscal years 2021 and 2020, respectively, and is included in costs of revenues in the consolidated statements of operations. The range of lease expiration dates on capital lease obligations is from fiscal years 2023 to 2047.

____________

(1)      During fiscal year 2021, we deferred $10,402 of future minimum rental payments under non-cancelable operating lease agreements from fiscal 2021 to be paid in fiscal years 2023, 2024 and 2025, at an interest rate of LIBOR plus 3% per annum. These deferrals are included in other long-term liabilities in the consolidated balance sheets, and are excluded from the table above. See Note 2 — Significant Accounting Policies: Recently Adopted Accounting Standards for more information.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(10) Commitments and Contingencies (cont.)

As of June 27, 2021, the aggregate maturities of capital lease obligations (principal and interest) for the succeeding five fiscal years and thereafter are as follows(1):

Fiscal year ended:
2022	31,410
2023	33,102
2024	33,277
2025	35,357
2026	36,101
Thereafter	1,028,328
Total rent payments	1,197,575

Capital lease interest expense	822,977
Total	$374,598

Asset Retirement Obligation:    The following table presents the asset retirement obligation activity for the years ended June 27, 2021 and June 28, 2020:

	2021	2020
Balance at beginning of the year	$4,199	$4,132
Additional obligations incurred	216	12
Obligations settled in current period	(62)	(143)
Changes in estimates, including timing and renewals	(182)	(92)
Accretion expense	296	290
Balance at the end of the year	$4,467	$4,199

Litigation and Claims:    The Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including general liability, fidelity, workers’ compensation, employment claims, and Americans with Disabilities Act (ADA) claims. The Company has insurance to cover general liability and workers’ compensation claims and reserves for claims and actions in the ordinary course. The insurance is subject to a self-insured retention. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance.

In management’s opinion, there are no claims or actions that are expected to have a material adverse impact on the Company’s financial position or results of operations.

(11) Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan to which certain U.S. employees may make voluntary contributions based on their compensation. The Company provided a matching contribution of 20% of the employee’s contributions up to 8% effective April 1, 2018 to eligible employees. During the fiscal years 2021 and 2020, the Company had $7 and $336, respectively, in matching 401(k) expense contributions. The Company’s matching contribution was suspended on April 4, 2020 and remained suspended during the fiscal year ended June 27, 2021.

____________

(1)      During fiscal year 2021, we deferred $12,061 of capital lease obligations from fiscal 2021 to be paid in fiscal years 2023, 2024 and 2025, at an interest rate of LIBOR plus 3% per annum. These deferrals are included in other long-term liabilities in the consolidated balance sheets, and are excluded from the table above. See Note 2 — Significant Accounting Policies: Recently Adopted Accounting Standards for more information.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(12) Fair Value of Financial Instruments

Debt

The fair value and carrying value of our debt as of June 27, 2021 and June 28, 2020 are as follows:

	June 27, 2021	June 28, 2020
Carrying value	$885,387	$848,599
Fair value	$887,102	$746,766

The fair value of our debt is estimated based on an aggregate index provided by JP Morgan Chase Bank, N.A. The index is based on trading levels of the syndicated multiple lenders buying and selling their participation levels of funding (Level 2).

There were no transfers in or out of any of the levels of the valuation hierarchy in fiscal years 2021 and 2020.

Derivatives

The Company’s interest rate swap agreements are valued in accordance with applicable accounting standards for hedge accounting. The Company obtains fair value information regarding the interest rate swap agreements using a model based on observable inputs; therefore, the resulting obligation is classified within Level 2 of the fair value hierarchy at June 27, 2021 and June 28, 2020 and their fair value is disclosed in Note 14.

The following table presents information as of June 27, 2021 and June 28, 2020 about the Company’s derivative liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement:

	June 27, 2021			June 28, 2020
	Other Current Liabilities	Other Long-Term Liabilities	Liabilities	Other Current Liabilities	Other Long-Term Liabilities	Liabilities
Level 2:
Interest rate swaps and caps	$8,159	$710	$8,869	$8,171	$9,327	$17,498

Redeemable Common Stock

Our common stock is not listed on an established public trading market, therefore, market prices are not available. The Company utilizes an independent valuation specialist to determine the fair market value of our redeemable common stock based upon our estimated enterprise value using the income approach, which includes the use Level 3 inputs. As a result, the redeemable common stock is classified within Level 3 of the fair value hierarchy at June 27, 2021 and June 28, 2020. Key assumptions used in estimating the fair value of our redeemable common stock included projected revenue growth and costs and expenses, which were based on internal projections, historical performance, and the business environment, as well as the selection of an appropriate discount rate based on weighted-average cost of capital and company-specific risk premium. See Note 13, Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity, for further information.

Other Financial Instruments

Other financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses. The financial statement carrying amounts of these items approximate the fair value due to their short duration.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(13) Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity

The total number of shares of common stock that the Company authorized to issue is 20,000,000 shares at a $0.0001 par value per share (Common Stock), of which 5,911,428 shares are issued and outstanding as of June 27, 2021 and June 28, 2020. Holders of the Common Stock are entitled to one vote for each share held. There are no dividends with regards to the Common Stock so long as any shares of Series A Redeemable Convertible Preferred Stock (Preferred Stock) remain issued and outstanding other than dividends payable in the form of Common Stock or other capital that is junior to the Preferred Stock.

Redeemable Convertible Preferred Stock

Effective July 3, 2017, the Company authorized 200,000 shares of Preferred Stock at a $0.0001 par value per share of which 106,378 shares are issued and outstanding as of June 27, 2021 and June 28, 2020. There are no voting rights associated with the Preferred Stock.

Dividends accumulate on a daily basis commencing from the July 3, 2017 issue date. The dividend rate is 8% for the first 3 years. Effective November 15, 2019, the rate following the first three years was amended from 10% to 6%.

In the event of a liquidation, dissolution or winding up of the Company and/or a sale of the Company each share of Preferred Stock shall receive a liquidation preference equal to the Original Issue Price of $1,000 per share, plus all accumulated and unpaid dividends before any payments are made to holders of Common Stock. Dividends on preferred stock have not been declared and are not currently payable. The Company had $34,784 and $26,769 of cumulative dividends in arrears on Preferred Stock as of June 27, 2021 and June 28, 2020, respectively.

The Preferred Stock is redeemable at the option of the Company at any time on or after July 3, 2020.

In the event of a public offering and sale of common stock pursuant to an effective registration statement (Public Offering), each outstanding share of the Preferred Stock shall automatically be converted into such number of common stock as determined by dividing the liquidation preference of each share of Preferred stock immediately prior to the Public Offering by the price per share of the common stock sold in such Public Offering. If the Public Offering occurs subsequent to July 3, 2023, then the denominator in the aforementioned equation shall instead equal the product of 0.95 and the price per share of the common stock sold in the Public Offering.

The Company has classified the Preferred Stock as temporary equity as the shares have certain redemption features that are not solely in the control of the Company. The Preferred Stock is not currently redeemable because the deemed liquidation provision is considered a substantive condition that is contingent on the event and it is not currently probable that it will become redeemable.

Redeemable Common Stock

The Company issued 2,069,000 shares to its Chairman and CEO on July 3, 2017, which are included in the 5,911,428 shares of Common Stock issued and outstanding as of June 27, 2021 and June 28, 2020. These shares are subject to a repurchase option in the event of the Chairman’s death or disability. The amount presented in temporary equity represents the estimated fair value of those shares as of June 27, 2021 and June 28, 2020. Due to the increase in the estimated fair value of the Company’s common stock at June 27, 2021, the amounts classified as temporary equity for the common shares subject to redemption result in a significant decrease in Additional paid-in capital. The Company’s obligation to repurchase these shares will terminate upon the occurrence of a Change of Control or upon the consummation of a Public Offering. The increase in the repurchase obligation was recorded via adjustments to additional paid-in capital.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(14) Derivatives

The Company uses interest rate swaps and cap agreements to convert a portion of its variable interest rate exposure to fixed rates to protect the Company from future interest rate increases. The Company’s interest rate swap and cap agreements consist of the following:

	June 27, 2021		June 28, 2020
	Notional Amounts	Expiration	Notional Amounts	Expiration
Interest rate swaps	$552,500	June 30, 2022	$561,000	June 30, 2022
Interest rate caps	$97,500	March 31, 2022	$99,000	March 31, 2021
Total notional amounts	$650,000		$660,000

Under the swap agreements, the Company pays a fixed rate of interest of 2.561% and receives an average variable rate of the one-month LIBOR adjusted monthly. Under the interest rate cap agreements, the Company pays a fixed rate fee of 0.179% on the notional amount and has a strike rate of 3.00%.

The fair values of the swap and cap agreements as of June 27, 2021 and June 28, 2020 were liabilities of $8,869 and $17,498, respectively, and are included in other current liabilities and other long-term liabilities in the consolidated balance sheets.

The reclassifications from accumulated other comprehensive income into income during the fiscal years 2021 and 2020 were $9,002 and $5,160, respectively, to interest expense. The fair value of the Swap and Cap Agreements excludes accrued interest and takes into consideration current interest rates and current likelihood of the swap counterparties’ compliance with its contractual obligations

(15) Stock Based Compensation

The 2017 Stock Incentive Plan (2017 Plan) was approved on September 29, 2017 and is a broad-based plan that provides for the grant of non-qualified stock options to our executives and certain other employees for up to a maximum of 656,825 shares. The 2017 Plan was subsequently amended on January 7, 2020 to 2,036,158 shares. The 2017 Plan is administered by the Board of Directors, which approves grants to individuals, number of options, terms, conditions, performance measures, and other provisions of the award. Awards are generally granted based on the individual’s performance. Stock options granted under the 2017 Plan have a maximum contractual term of twelve years from the date of grant, an exercise price not less than the fair value of the stock on the grant date and generally vest over four years in equal quarterly installments for the time-based options and upon occurrence of a liquidity event for the performance-based options.

The Company has not recorded any compensation cost for the performance-based options as the liquidity event is not deemed probable until the occurrence of the liquidity event.

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(15) Stock Based Compensation (cont.)

A summary of stock options outstanding at June 27, 2021, and changes during the year then ended is presented below:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at June 30, 2019	431,972	$77.62	10
Granted	1,576,318	248.49	11
Exercised	—	—	—
Forfeited and canceled	(4,020)	77.62	—
Outstanding at June 28, 2020	2,004,270	$212.00	9
Granted	2,758	80.78	11
Exercised	—	—	—
Forfeited and canceled	(21,178)	77.62	—
Outstanding at June 27, 2021	1,985,850	$213.16	10
Vested and unvested expected to vest at June 27, 2021	1,985,850	213.16	10
Exercisable at June 27, 2021	289,902	77.73	8

The fair value of options granted during fiscal year 2021 was $112, with weighted average grant date fair value of $41.67 per share for time-based awards and $37.78 per share for performance-based awards.

The fair value of options granted during fiscal year 2020 was $29,130, with a weighted average grant date fair value of $35.03 per share for time-based awards and $18.43 per share for performance-based awards.

The total grant date fair value of options vested during the years ended June 27, 2021 and June 28, 2020 were $3,164 and $3,431, net of forfeitures, respectively. There were 21,178 and 4,020 shares forfeited in fiscal years 2021 and 2020, respectively.

In the consolidated statements of operations, $3,140 and $3,394 of compensation cost was recorded in selling, general and administrative expenses and $24 and $37 was recorded in cost of revenues in fiscal years 2021 and 2020, respectively. The tax related benefit recorded during the years ended June 27, 2021 and June 28, 2020 was $839 and $910, respectively.

As of June 27, 2021 and June 28, 2020, the total compensation cost related to non-vested time-based awards not yet recognized was $992 and $4,626, respectively, and is expected to be recognized on a straight-line basis over the next four years. As of the same dates, the total compensation cost related to non-vested performance-based awards not yet recognized was $33,042 and $33,151, respectively, and would only be recognized upon the consummation of a liquidity event.

The fair value of options at the date of grant was estimated using the Black-Scholes model with the following ranges of weighted average assumptions:

Options granted during the fiscal year ended June 27, 2021
Expected term in years	5
Interest rate	0.54%
Volatility	71.5%
Dividend yield	—

BOWLERO CORP.
Notes to Consolidated Financial Statements
June 27, 2021 and June 28, 2020
(Amounts in thousands, except share amounts or otherwise noted)

(15) Stock Based Compensation (cont.)

The expected volatility is based on historical volatilities of companies considered comparable to the Company. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The average expected life represents the weighted average period of time that options granted are expected to be outstanding.

(16) Segment Information

The Company has one reporting segment, which consists of operating a bowling entertainment business. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. Management continually assesses the Company’s operating structure, and this structure could be modified further based on future circumstances and business conditions. Our CODM assesses performance based on consolidated as well as bowling center-level revenue and operating profit.

The Company attributes revenue to individual countries based on the Company’s bowling center locations. The Company’s bowling centers are located in the United States, Mexico, and Canada. The Company’s revenues generated outside of the United States and invoiced in Mexico and Canada for fiscal years 2021 and 2020 were $1,223 and $7,057, respectively. The Company’s long-lived assets in Mexico and Canada based on country of location, which includes property and equipment, but excludes intangible assets and goodwill, net of related depreciation and amortization totaled $22,333 and $19,300, at June 27, 2021 and June 28, 2020, respectively.

(17) Concentrations

The Company’s operations are based primarily throughout the United States. Our sales outside of the United States for fiscal years 2021 and 2020 were less than 2% of total revenue and net assets outside of the United States as of June 27, 2021 and June 28, 2020 were $24 and $3,551, respectively. The Company does not have any concentration of sales with any single customer.

(18) Subsequent Events

On July 1, 2021, Isos Acquisition Corporation, a special purpose acquisition company, entered into a definitive agreement for a business combination (the “Business Combination Agreement”) that upon closing of the transaction would result in Bowlero becoming a publicly listed company to be named “Bowlero” on the New York Stock Exchange (“NYSE”) under the new ticker symbols BOWL and BOWL WS for the common stock and public warrants, respectively. The boards of directors of both Bowlero and Isos have approved the proposed transaction, which is expected to close in October 2021, subject to, among other things, the approval by Isos’ stockholders and satisfaction or waiver of the other conditions stated in the definitive documentation.

On August 16, 2021, the Company and Bowl America Incorporated (“Bowl America”) consummated an Agreement and Plan of Merger (the “Merger Transaction”). Cash in the amount of $8.53 per share of Bowl America common stock issued and outstanding immediately prior to closing, including both Class A Common Stock and Class B Common stock, or $44,023 was paid by the Company as consideration and Bowl America became a wholly-owned subsidiary of the Company. Bowl America was a publicly traded Company with its Class A Common Stock trading on the NYSE American exchange under trading symbol BWL-A. Upon closing, Bowl America’s Class A Common Stock was no longer listed or traded on any public exchange. The Company is currently in process of finalizing the preliminary accounting for this transaction and expects to complete its preliminary accounting of the assets acquired and liabilities assumed by the end of the first quarter of fiscal year 2022.

Bowlero Corp.
Condensed Consolidated Balance Sheets
September 26, 2021 and June 27, 2021
(Amounts in thousands, except share and per share amounts)

	September 26, 2021	June 27, 2021
Assets
Current assets:
Cash and cash equivalents	$122,062	$187,093
Accounts and notes receivable, net of allowance for doubtful accounts of $203 and $204, respectively	3,429	3,300
Inventories, net	9,475	8,310
Prepaid expenses and other current assets	10,392	8,056
Assets held-for-sale	14,232	686
Total current assets	159,590	207,445

Property and equipment, net	485,092	424,723
Property and equipment under capital leases, net	281,080	284,077
Intangible assets, net	98,559	96,057
Goodwill	736,062	726,156
Investment in joint venture	1,310	1,230
Other assets	42,554	42,550
Total assets	$1,804,247	$1,782,238

Liabilities, Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$30,730	$29,489
Accrued expenses	59,611	63,650
Current maturities of long-term debt	44,874	5,058
Other current liabilities	9,590	9,176
Total current liabilities	144,805	107,373

Long-term debt, net	829,419	870,528
Long-term obligations under capital leases	376,641	374,598
Other long-term liabilities	90,703	87,749
Deferred income tax liabilities	14,185	11,867
Total liabilities	1,455,753	1,452,115

Redeemable Convertible Preferred Stock:
Series A Preferred stock ($0.0001 par value, 200,000 shares authorized, 106,378 shares issued and outstanding as of September 26, 2021 and June 27, 2021, respectively)	143,413	141,162

Redeemable Common Stock:
Common stock ($0.0001 par value, 2,069,000 shares issued and outstanding as of September 26, 2021 and June 27, 2021, respectively)	479,822	464,827

Stockholders’ deficit:
Common stock ($0.0001 par value, 20,000,000 shares authorized, 5,911,428 shares issued and outstanding as of September 26, 2021 and June 27, 2021, respectively, inclusive of the 2,069,000 redeemable shares of common stock)	1	1
Additional paid-in capital		—
Accumulated deficit	(267,344)	(266,463)
Accumulated other comprehensive loss	(7,398)	(9,404)
Total stockholders’ deficit	(274,741)	(275,866)
Total liabilities, redeemable convertible preferred stock, redeemable common stock and stockholder’s deficit	$1,804,247	$1,782,238

See accompanying notes to unaudited condensed consolidated financial statements.

Bowlero Corp.
Condensed Consolidated Statements of Operations
Quarter Ended September 26, 2021 and September 27, 2020
(Unaudited)
(Amounts in thousands, except share and per share amounts)

	Thirteen Weeks Ended
	September 26, 2021	September 27, 2020
Revenues	$180,978	49,931
Costs of revenues	126,868	73,496
Gross profit (loss)	54,110	(23,565)

Operating (income) expenses:
Selling, general and administrative expenses	21,415	15,041
(Gain) loss on sale or disposal of assets	(30)	1
Income from joint venture	(79)	(17)
Management fee income	(148)	(94)
Other expense	704	1,167
Business interruption insurance recoveries	—	(20,188)
Total operating expense (income), net	21,862	(4,090)
Operating income (loss)	32,248	(19,475)
Interest expense, net	22,928	21,173
Income (loss) before income tax (benefit) expense	9,320	(40,648)
Income tax expense (benefit)	(6,244)	124
Net income (loss)	$15,564	$(40,772)
Redeemable convertible preferred stock dividends (undeclared and cumulative)	(2,251)	(2,026)
Net income (loss) attributable to common stockholders	$13,313	$(42,798)
Net income (loss) per share attributable to common stockholders, basic	$2.25	$(7.24)
Net income (loss) per share attributable to common stockholders, diluted	$2.18	$(7.24)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	5,911,428	5,911,428
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	6,114,263	5,911,428

See accompanying notes to unaudited condensed consolidated financial statements.

Bowlero Corp.
Condensed Consolidated Statements of Comprehensive Income (Loss)
Quarter Ended September 26, 2021 and September 27, 2020
(Unaudited)
(Amounts in thousands)

	Thirteen Weeks Ended
	September 26, 2021	September 27, 2020
Net income (loss)	$15,564	$(40,772)
Other comprehensive income (loss), net of income tax:
Unrealized loss on derivatives	(32)	(156)
Reclassification to earnings	2,202	2,266
Foreign currency translation adjustment	(164)	216
Other comprehensive income (loss)	2,006	2,326
Total comprehensive income (loss)	$17,570	$(38,446)

See accompanying notes to unaudited condensed consolidated financial statements.

Bowlero Corp.
Condensed Consolidated Statements of Cash Flows
Quarter Ended September 26, 2021 and September 27, 2020
(Unaudited)
(Amounts in thousands)

	Thirteen Weeks Ended
	September 26, 2021	September 27, 2020
Operating activities
Net income (loss)	$15,564	$(40,772)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,841	22,451
(Gain) loss on sale or disposal of assets, net	(30)	1
Income from joint venture	(79)	(17)
Amortization of deferred financing costs	912	743
Amortization of deferred rent incentive	(442)	(177)
Non-cash interest expense on capital lease obligation	2,102	1,534
Amortization of deferred sale lease-back gain	(257)	(290)
Deferred income taxes	(7,634)	—
Stock based compensation	801	849
Changes in assets and liabilities, net of business acquisitions:
Accounts receivable and notes receivable, net	(2)	299
Inventories	(948)	256
Prepaids, other current assets and other assets	(3,021)	(270)
Accounts payable and accrued expenses	(3,020)	8,206
Other current liabilities	1,898	(54)
Other long-term liabilities	2,855	10,460
Net cash provided by operating activities	31,540	3,219

Investing activities
Purchases of property and equipment	(60,073)	(11,241)
Proceeds from sale of property and equipment	—	1
Purchases of intangible assets	(1,289)	—
Proceeds from sale of intangibles	30	—
Acquisitions, net of cash acquired	(34,392)	—
Net cash used in investing activities	(95,724)	(11,240)

Financing activities
Payments of long-term debt	(2,053)	(2,053)
Construction allowance receipts	1,145	—
Proceeds from incremental liquidity facility	—	45,000
Net cash provided (used) by financing activities	(908)	42,947
Effect of exchange rates on cash	61	37
Net increase (decrease) in cash and equivalents	(65,031)	34,963
Cash and cash equivalents at beginning of period	187,093	140,705
Cash and cash equivalents at end of period	$122,062	$175,668

See accompanying notes to unaudited condensed consolidated financial statements.

Bowlero Corp.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (Deficit)
Quarter Ended September 26, 2021 and September 27, 2020
(Unaudited)
(Amounts in thousands)

	Redeemable Common Stock	Redeemable Convertible Preferred Stock	Common stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ equity (deficit)
Balance, June 28, 2020	$160,601	$133,147	$1	$271,776	$(102,701)	$(19,012)	$150,064
Net loss	—	—	—	—	(40,772)	—	(40,772)
Foreign currency translation adjustment	—	—	—	—	—	216	216
Unrealized loss on derivatives	—	—	—	—	—	(156)	(156)
Reclassification to earnings	—	—	—	—	—	2,266	2,266
Accrued dividends on redeemable convertible preferred stock	—	2,026	—	(2,026)	—	—	(2,026)
Change in fair value of redeemable common stock	—	—	—	—	—	—	—
Stock based compensation	—	—	—	849	—	—	849
Balance, September 27, 2020	$160,601	$135,173	$1	$270,599	$(143,473)	$(16,686)	$110,441

Balance, June 27, 2021	$464,827	$141,162	$1	$—	$(266,463)	$(9,404)	$(275,866)
Net income	—	—	—	—	15,564	—	15,564
Foreign currency translation adjustment	—	—	—	—	—	(164)	(164)
Unrealized loss on derivatives	—	—	—	—	—	(32)	(32)
Reclassification to earnings	—	—	—	—	—	2,202	2,202
Accrued dividends on redeemable convertible preferred stock	—	2,251	—	(2,251)	—	—	(2,251)
Change in fair value of redeemable common stock	14,995	—	—	(14,995)	—	—	(14,995)
Stock based compensation	—	—	—	801	—	—	801
Reclass of negative APIC to accumulated deficit	—	—	—	16,445	(16,445)	—	—
Balance, September 26, 2021	$479,822	$143,413	$1	$—	$(267,344)	$(7,398)	$(274,741)

See accompanying notes to unaudited condensed consolidated financial statements.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(1) Organization and Impact of COVID-19

Bowlero Corp., a Delaware corporation, and its subsidiaries (Bowlero Corp. and subsidiaries are referred to collectively as we, our, the Company, Bowlero Corp. or Bowlero) are the world’s largest operator of bowling entertainment centers.

The Company operates bowling centers under different brand names. The AMF branded centers are traditional bowling centers and the Bowlmor and Bowlero branded centers offer a more upscale entertainment concept with lounge seating, enhanced food and beverage offerings, and more robust customer service for individuals and group events. Additionally, within the brands, there exists a spectrum where some AMF branded centers are more upscale and some Bowlero branded centers are more traditional. All of our centers, regardless of branding, are managed in a fully integrated and consistent basis since all of our centers are in the same business of operating bowling entertainment. The following summarizes the Company’s centers by country and major brand as of September 26, 2021 and June 27, 2021:

	September 26, 2021	June 27, 2021
AMF & other	154	136
Bowlmor	9	14
Bowlero	139	133
Total centers in the United States	302	283
Mexico (AMF)	6	6
Canada (AMF and Bowlero)	2	2
Total	310	291

Impact of COVID-19

In mid-March of fiscal year 2020, the Company temporarily suspended all operations in compliance with local, state, and federal governmental restrictions to prevent the spread of the novel coronavirus and variants collectively known as COVID-19. Starting in April 2020, the Company began reopening centers and restoring operations. During the quarter ended September 26, 2021, all but two of our centers were open and the remaining two centers re-opened on September 13, 2021 and have remained open. Some centers are not operating at full capacity due to, among other factors, social distancing requirements, limited hours of operation, limitations on available offerings, and other operational restrictions. The temporary suspension of our operations and subsequent operational restrictions have had an adverse impact on the Company’s profitability and cash flows, for which the Company has taken and continues to take actions to address.

(2) Significant Accounting Policies

Basis of Consolidation and Presentation:    These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States (“U.S. GAAP”) for interim reporting. Accordingly, certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in our annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s audited financial statements and related notes as of and for the year ended June 27, 2021. The accompanying unaudited financial statements are unaudited; however, in the opinion of management they include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited financial statements for the periods presented. Results of operations reported for interim periods are not necessarily indicative of results for the entire year due to seasonal fluctuations in the Company’s revenue. While the Company usually generates the most revenue during our third quarter, the impacts of COVID-19 may result in different seasonality and not reflective of future seasonal revenue patterns.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(2) Significant Accounting Policies (cont.)

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. In the opinion of management, all adjustments considered necessary for the fair statement of our financial position and results of operations in accordance with U.S. GAAP (consisting of normal recurring adjustments) have been included in the accompanying unaudited condensed consolidated financial statements. Significant assumptions also include the Company’s position that the COVID-19 pandemic is temporary. Actual results could differ from these estimates and assumptions.

The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated.

Fiscal Year:    The Company reports on a fiscal year with each quarter generally comprised of one 5-week period and two 4-week periods. Our fiscal year ends on the Sunday closest to June 30th. Fiscal year 2022 is fifty-three weeks ending on July 3, 2022, and the 53rd week falls within the fourth quarter. Fiscal year 2021 was fifty-two weeks and ended on June 27, 2021.

Recently Issued Accounting standards:

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This new guidance will increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The right-of-use asset reflects the lessee’s right to direct the use of and obtain substantially all the economic benefits from that asset over the lease term, and it will be based on the lease liability subject to certain adjustments such as accrued rent, lease incentives, initial direct costs and prepaid rent. The lease liability reflects the obligation to make payments for the right to use that asset. This ASU codifies Topic 842, which will replace the guidance in ASC 840. Operating leases will retain a straight-line lease expense, and finance leases will retain their front-loaded expense pattern, similar to current capital leases.

We are currently evaluating the new standard, including the practical expedients, the method of adoption, and the processes, internal controls, and systems needed to implement the new guidance. The Company estimates that this standard will result in a material impact to our balance sheet from the recognition of right of use assets and liabilities, but not to our income statement or cash flows.

In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) for fiscal years beginning after December 15, 2021. Early application continues to be permitted, which means that an entity may choose to implement Topic 842 before the deferred effective date.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(3) Revenue

The following table presents the Company’s revenue disaggregated by major revenue categories:

	Quarter Ended
	September 26, 2021	% of revenues	September 27, 2020	% of revenues
Major revenue categories:
Bowling	$92,610	51%	$27,069	54%
Food and beverage	60,245	33%	14,810	30%
Amusement	23,711	13%	4,924	10%
Media	4,412	2%	3,128	6%
Total revenues	$180,978	100%	$49,931	100%

Bowling revenue — The Company recognizes revenue for providing bowling services to customers in exchange for consideration that is recognized as revenue on the day that the services are performed and payments are received from the customer. Any prepayments for bowling revenue are recognized as deferred revenue and recognized when earned.

Food and beverage revenue — Sales of food and beverages at our bowling centers are recognized at a point-in-time.

Amusement revenue — Amusement revenue includes amounts earned through arcades and other games. Similar to bowling, food and beverage revenue, almost all of our revenue is earned at a point-in-time. We record deferred revenue for events where we collect cash in advance of the Company’s satisfaction of its performance obligation, which would occur on the date of the event. These deferred amounts are not material to our financial statements and the amounts are typically all earned in the subsequent period. The Company provides customers game-play tokens and game cards, which are subject to breakage and redemptions. Please see further details below on our accounting policies regarding these items.

Media revenue — The Company earns media revenue from sanctioning official PBA tournaments and licensing media content to our customers, which include television networks and multi-year contracts. The Company considers each tournament as a separate performance obligation as each tournament’s pricing is negotiated separately and represents stand-alone selling price based on the terms of the contract and the relative nature services provided. Media revenue is generated through producing and licensing distribution rights to customers, which is recognized at the point-in-time the Company produces and delivers programming for a respective tournament. Tournament revenue includes sponsorships, entry and host fees. Fees received for sponsorships and tournaments are recognized as deferred revenue until the respective tournament occurs, at which point, the Company recognizes those fees as revenue.

The Company sells gift and game cards that do not expire. Gift and game card revenue is recognized as gift and game cards or game-play tokens are redeemed by customers. The Company accrues unearned revenue as a liability for the unredeemed tickets that may be redeemed or used in the future. Gift and game card sales are recorded as an unearned gift and game card revenue liability when sold. Unearned gift and game card revenue or deferred revenue is reported in accrued expenses in the consolidated balance sheets and is disclosed in Note 7. Gift and game card revenue is not material to the consolidated financial statements. The Company recognizes breakage revenue for unredeemed gift and game cards on a pro-rated basis based on historical redemption patterns. Breakage is the amount not used or redeemed by the customer. Breakage income from game and gift cards is included in

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(3) Revenue (cont.)

operating revenue. Breakage income is not material to the consolidated financial statements. During the quarter ended September 26, 2021 and September 27, 2020, the Company recognized revenue of $3,193 and $1,785, respectively, from the beginning balances of deferred revenue.

Taxes collected from customers and remitted to government authorities are excluded from revenue in the consolidated statement of operations. The remittance obligation is included in accrued liabilities until the taxes are sent to the appropriate taxing authorities.

The Company also has a loyalty program called the Most Valuable Bowler (MVB) program. MVB participants earn rewards in the form of coupons or points based on their cumulative spend with an expiration date. The loyalty program creates material rights, which are valued as separate performance obligations and deferred until use or expiration. The deferred portion is included in deferred revenue and is not material to the financial statements.

From time to time, the Company offers discount vouchers through outside vendors. Revenue for these vouchers is recognized as revenue when the voucher is redeemed by the guest or as breakage on a pro-rated basis based on historical redemption patterns. Revenue is recognized for the gross amount paid by customers for purchased vouchers. The fee paid to the outside vendors, in the form of the discount, is recognized in cost of revenues. We recognize this revenue on a gross basis, as we are responsible for providing the service desired by the customer.

(4) Leases

The Company leases various assets under non-cancellable operating and capital leases. These assets include bowling centers, office space, vehicles, and equipment.

The Company leases approximately 85 bowling centers from third-party landlords and approximately 205 bowling centers under three master leases with a public real estate investment trust (“REIT”). Most of our third-party center leases have terms ranging from 10 to 15 years with renewal options that are typically for five years each. We exercise significant judgement in determining whether a renewal option is reasonably assured to be exercised by evaluating whether we would incur an economic penalty for not renewing the lease. We consider, among other factors, the existence of significant leasehold improvements and the importance of the underlying asset to our operations. We generally do not retain legal title to any properties following the end of the lease term or have bargain purchase options. Additionally, our leases do not contain residual value guarantees. We determine the lease classification at inception, and the lease term begins on the date we take possession of the asset.

Most of our leases contain payments for base rent, contingent rent, common area maintenance (“CAM”), insurance, real-estate taxes, and other operating expenses. Rental payments might escalate depending on future changes in the consumer price index or based on pre-determined amounts agreed upon at lease inception. The Company recognizes contingent rent expense when total gross sales exceed specific thresholds, and we accrue for contingent rent expense when it’s probable those thresholds will be met. Contingent rent was not and has not been material to our operations. In accordance with Topic 840, future payments for contingent rent and other executory costs such maintenance, insurance, taxes and other expenses are excluded from minimum lease payments.

Within our bowling centers, we sub-lease portions of the building and the surrounding land to various tenants, including pro-shops, and other retail tenants. Sublease rentals are not material to our operations.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(4) Leases (cont.)

Our master lease agreements with the public REIT contain material restrictions and obligations such as:

•        Compliance with leverage based covenants and cross-default provisions with our Credit Agreement.

•        Requirements to deliver additional letters of credit if the Company’s debt to earnings before EBITDA exceed certain levels

•        Restrictions on encumbrances on leased sites, restrictions on making specific investments, restrictions on certain business acquisitions and restrictions on specific payments such as cash dividends.

Operating leases:    For our operating leases, we recognize rent expense straight-line over the lease term, including rent-free periods. We recognize accrued rent expense equal to the difference between rent expense and cash rent.

For our operating leases, we may receive tenant improvement allowances to fund leasehold improvements. We classify the tenant improvement allowance as a liability, and amortize it as a reduction to rent expense over the lease term.

We recorded accrued rent expense (inclusive of tenant improvement allowances, lease incentives, and short-payments) of $34,482 and $33,128 within other long-term liabilities on the consolidated balance sheets as of June 27, 2021 and June 28, 2020, respectively.

Capital leases:    For our capital leases, we record interest expense on the obligation and amortize the asset over the lease term. We record a capital lease liability equal to the present value of the minimum lease payments over the lease term discounted using the incremental borrowing rate for that lease. We have an immaterial amount recorded for the current portion of our capital lease liability within current liabilities on the consolidated balance sheets. The current portion relates only to leases for vehicles and office equipment. We calculate the current portion of our capital lease obligation as the total payments that are due in the next 12 months (or operating cycle if longer) that are attributed to principal payments in the loan amortization schedule. As of the periods presented, the total payments are attributed entirely to interest. We had $37,838 in accumulated amortization as of the quarter ending September 27, 2021, and $34,609 as of June 27, 2021.

Financing obligations:    In some cases, we lease an asset under construction, and are responsible for significant build-outs at that location. In accordance with Topic 840, we consider the nature and extent of our involvement during the construction period to determine if we are considered the accounting owner of the construction project. For most build-outs, we are responsible for all cost-overruns of the construction project, which automatically deem us the accounting owner during the construction period. Since we are considered the accounting owner, then we capitalize the landlord’s construction costs, and the costs we incur to construct the asset during the construction period. We also capitalize interest on the construction project and accrue ground rent expense. We then record a financing liability for the costs incurred by the landlord and any construction allowances received from the landlord. At the end of the construction period, we evaluate the sale-leaseback guidance and conclude on whether we have any form of continuing involvement in the property. For our build-outs, we generally provide non-recourse financing and make significant improvements to the property, which constitute continuing involvement under the guidance and preclude us from de-recognizing the asset and liability. This requires us to re-classify the fully constructed asset from construction-in-process to buildings, and then retain the financing obligation within other-long-term liabilities on our balance sheet. In cases where we don’t have any continuing involvement, we recognize a sale-leaseback and remove the asset and liability from our books on the date construction ends and the lease term begins. Financing obligations are not material to our financial position.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(4) Leases (cont.)

Sale-leasebacks:    In prior fiscal years, we completed sale-leasebacks for certain centers under our master lease agreements. For capital leases, we offset the deferred gain against the capital lease asset on our balance sheet, and we amortize the deferred gain in proportion to amortization expense on the leased asset. For operating leases, we record the deferred gain in other long-term liabilities, we amortize the deferred gain in proportion to rent expense over the lease term. Deferred gains on those sales are not material to our financial position or results of operations.

The following tables summarize the Company’s costs for operating and capital leases:

Operating Leases	Quarter ended 9/26/2021	Quarter ended 9/27/2020
Rent expense	$15,284	$14,544
Capital Leases	Quarter ended 9/26/2021	Quarter ended 9/27/2020
Interest expense	9,520	8,639
Amortization expense	3,236	3,119
Total	$12,756	$11,758

The future minimum rent payments under our operating and capital leases are as follows:

Fiscal year ended:	Operating Leases(1)	Capital Leases(2)
Remainder of 2022	$46,444	$26,853
2023	50,103	30,326
2024	52,039	33,302
2025	51,410	35,386
2026	48,667	36,127
Thereafter	564,049	1,016,182
Total Rental Payments:	$812,712	$1,178,176

Less imputed interest expense for capital leases:		801,494
Present value:		$376,641

____________

(1)      During fiscal year 2021, we deferred $10,402 of future minimum rental payments under non-cancellable operating lease agreements and $12,061 of capital lease agreements under our master lease agreements from fiscal 2021 to be paid in fiscal years 2023, 2024 and 2025, at an interest rate of LIBOR plus 3% per annum. These deferrals are included in other long-term liabilities in the consolidated balance sheets, and are excluded from the table above.

(2)      The present value of the capital lease liability includes $41 of the current portion of capital lease obligation reported in other current liabilities in our consolidated balance sheet, as the payments due for capital lease obligations during the next twelve months are mostly attributable to interest, not principal.

(5) Acquisitions

The Company made several acquisitions during the quarter ended September 26, 2021 in order to expand our market share in key geographic areas, and to improve our ability to leverage our fixed costs. Acquisitions can be accounted for as business combinations or as asset acquisitions. Business combinations are accounted for under the acquisition method of accounting which, among other things, results in the recognition of goodwill. Asset acquisitions do not result in the recognition of goodwill. The Company estimates the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisition date for business combinations. For business combinations, we will continue to evaluate and refine the estimates used to record the fair value of the assets

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(5) Acquisitions (cont.)

acquired and liabilities assumed throughout the permitted measurement period, which may result in corresponding offsets to goodwill in future periods. We expect to finalize the valuations as soon as possible, but no later than one year from the acquisition date. The remaining fair value estimates to finalize include deferred revenue, intangibles, the deferred tax liability, and property and equipment.

Goodwill arises because the consideration transferred for these businesses reflect, among other factors, assembled workforces, future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and the complementary strategic fit and resulting synergies these businesses bring to existing operations. The goodwill recognized is deductible for tax purposes.

2022 Acquisitions:    The Company made the following acquisitions, which are accounted for as either business combinations or an asset acquisition (collectively the “2022 Acquisitions”) during the quarter ended September 26, 2021 for total consideration of $34,392 for business combinations, net of cash acquired, and $44,621 for an asset acquisition.

Acquisition Date	Consideration Transferred	Location	Business/Assets Acquired	Type of Business	Percent Acquired	Status of the purchase price allocation
Business combinations
July 26, 2021	$5,409	California	Harvest Park	Bowling Center	100%	Provisional
August 2, 2021	22,437	Pennsylvania	CHB Sports, Inc.	Bowling Center	100%	Provisional
September 20, 2021	6,756	North Carolina	10 Park Lanes	Bowling Center	100%	Provisional
Total consideration, gross of cash $210	$34,602
Asset Acquisition
August 16, 2021	$44,621	Various	Bowl America	Bowling Center	100%

Business combinations:    The Company’s preliminary accounting for the allocations of the purchase price for business combinations at the date of the 2022 Acquisitions is based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. The following table summarizes the consideration transferred, and the purchase price allocation for the fair values of the assets acquired and the liabilities assumed for the business combinations listed above. Consideration was paid from available cash on hand.

Identifiable assets acquired and liabilities assumed:	Harvest Park	CHB Sports, Inc.	10 Park Lanes
Current assets	$1	2,483	8
Property and equipment	4,181	14,367	1,037
Identifiable intangible assets	570	1,655	510
Goodwill	751	4,046	5,245
Total assets acquired	5,503	22,551	6,800

Current liabilities	(94)	(114)	(44)
Deferred tax liability	—	—	—
Total liabilities assumed	(94)	(114)	(44)
Total consideration transferred, net of cash acquired of $210	$5,409	22,437	6,756

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(5) Acquisitions (cont.)

Identifiable assets acquired and liabilities assumed:	Harvest Park	CHB Sports, Inc.	10 Park Lanes
Components of consideration transferred:
Cash	$5,409	20,467	6,416
General holdback	—	500	340
Contingent Consideration	—	1,470	—
Total consideration transferred, net of cash acquired of $2,571	$5,409	22,437	6,756
Transaction expenses included in “other expense” in the condensed consolidated statement of operations for the quarter ended September 26, 2021	$70	358	79

The following summarizes the key valuation approaches and assumptions utilized in calculating the fair values of Business Combinations:

Property and equipment — Buildings and site improvements are valued using the cost approach and land is valued at its highest and best use by the market or sales comparison approach. The fair value of tangible personal property was determined primarily using variations of the cost approach. Certain assets with an active secondary market were valued using the market approach. The current use of certain nonfinancial assets acquired differed from their highest and best use, due to local market conditions, the value of the land exceeding the combined fair values of the land and building, and zoning and commercial viability of the surrounding area. The valuation inputs used to determine the fair value of the land and building are based on level 3 inputs, including discount rates, sales projections, and future cash flows.

Intangible assets — Certain of the acquired assets are intangible in nature, including trade names, non-competition, customer relationships and liquor licenses.

•        Trade names:    The Company recorded trade names for which the fair value was determined using the relief-from-royalty method, which is considered a Level 3 fair value measurement due to the use of unobservable inputs. Significant assumptions used in the calculation include: revenue projections, a royalty rate based on qualitative factors and the market-derived royalty rates, discount rate based on the Company’s weighted average cost of capital (WACC) adjusted for risks commonly inherent in trade names.

•        Non-Competition:    The Company recorded the fair value of non-competition agreements using the differential discounted cash flow method income approach, a Level 3 fair value measurement due to the use of unobservable inputs. Significant assumptions used in the fair value calculations for non-competition agreements include: potential competitor impact on revenue and expense projections, discount rate based on the Company’s WACC adjusted for risks commonly inherent in intangible assets, specifically non-compete agreements.

•        Customer relationships:    The Company recorded the fair value of customer relationships for bowling leagues using the excess earnings income approach and discounted cash flow method considered Level 3 fair value measurements due to the use of unobservable inputs. Significant assumptions used in the fair value calculations for relationships include: revenue and expense projections, customer retention rate for leagues, discount rate based on the Company’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships and the remaining useful life.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(5) Acquisitions (cont.)

•        Liquor licenses:    The Company recorded the fair value of brokered liquor licenses using the market approach. Significant assumptions used in the calculation include approximation based on recent sales of liquor licenses in the respective jurisdictions and assignment of an indefinite useful life as licenses do not expire and can be sold to third parties.

Contingent Consideration — We transferred $1,470 of non-cash contingent consideration to the sellers in the CHB Sports, Inc. business combination. The contingency depends on approvals by the local township that requires us to transfer real property in the event of certain decisions being made. The range of contingent consideration is between $1,470 and $0. We recorded the amount based:

(i)     The probability of the contingency being met

(ii)    A comparable sales approaches to determine the value of the non-cash consideration.

These inputs are classified as level 2 on the fair value hierarchy.

Asset acquisition:    The Bowl America acquisition is accounted for as an asset acquisition based on the application of the applicable accounting standards since substantially all of the fair value of the gross assets acquired was concentrated in a single group of similar identifiable assets. The following summarizes the allocation of the fair value amounts under a cost accumulation approach for Bowl America:

Bowl America
Current assets	$2,949
Property and equipment	40,121
Identifiable intangible asset	1,099
Assets held for sale	10,985
Current liabilities	(1,426)
Deferred income tax liability	(9,107)
Total	$44,621

The following summarizes the key valuation approaches and assumptions utilized in calculating the fair values utilized for allocating the consideration for Bowl America:

Property, equipment and land-held-for-sale — Buildings and site improvements are valued using the cost approach and income approach, the fair value of tangible personal property was determined primarily using variations of the cost approach, and land held for sale is at fair market value using broker of value amounts.

Intangible assets — Certain of the acquired assets are intangible in nature, including trade names, non-competition and customer relationships.

•        Trade names:    The Company recorded trade names for which the fair value was determined using the relief-from-royalty method, which is considered a Level 3 fair value measurement due to the use of unobservable inputs. Significant assumptions used in the calculation include: revenue projections, a royalty rate based on qualitative factors and the market-derived royalty rates, discount rate based on the Company’s weighted average cost of capital (WACC) adjusted for risks commonly inherent in trade names.

•        Customer relationships:    The Company recorded the fair value of customer relationships for bowling leagues using the excess earnings income approach and discounted cash flow method considered Level 3 fair value measurements due to the use of unobservable inputs. Significant assumptions used in the fair value calculations for relationships include: revenue and expense projections, customer retention rate for leagues, discount rate based on the Company’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships and the remaining useful life.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(5) Acquisitions (cont.)

•        Workforce:    The assembled workforce valuation was based on, among other things, total cost per employee with consideration to total compensation, hiring costs and the number of employees.

As an asset acquisition, the Company recorded deferred tax liabilities for the difference between the tax carryover basis and the fair value of the opening balances, which were recorded and allocated based on fair values to the respective assets acquired.

Supplemental Pro Forma and Information of Operating Results:

The amount of revenue and earnings recorded from businesses acquired during the quarter ended September 26, 2021 were not material to our operations.

(6) Goodwill and Other Intangible Assets

Goodwill:

The changes in the carrying amount of goodwill for the quarter ended September 26, 2021:

Balance as of June 27, 2021	$726,156
Goodwill resulting from acquisitions	10,042
Foreign currency translation adjustment	(136)
Balance as of September 26, 2021	$736,062

Intangible Assets:

	September 26, 2021				June 27, 2021
	Weighted average life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Finite-lived intangible assets:
AMF trade name	3	$9,900	$(8,085)	1,815	1	$9,900	$(7,920)	$1,980
Bowlmor trade name	6	6,500	(2,763)	3,737	6	6,500	(2,600)	3,900
Other acquisition trade names	5	1,680	(238)	1,442	7	1,010	(173)	837
Customer relationships	3	20,351	(11,306)	9,045	3	18,370	(10,471)	7,899
Management contracts	2	1,800	(1,238)	562	2	1,800	(1,150)	650
Non-compete agreements and assembled workforce	4	1,777	(584)	1,193	4	1,200	(514)	686
PBA member, sponsor & media relationships	8	1,400	(367)	1,033	8	1,400	(322)	1,078
	4	43,408	(24,581)	18,827	4	40,180	(23,150)	17,030
Indefinite-lived intangible assets:
Liquor licenses		9,732	—	9,732		9,027	—	9,027
PBA trade name		3,100	—	3,100		3,100	—	3,100
Bowlero trade name		66,900	—	66,900		66,900	—	66,900
		79,732	—	79,732		79,027	—	79,027
		$123,140	$(24,582)	$98,559		$119,207	$(23,150)	$96,057

Total amortization expense for finite-lived intangible assets for the quarter ended September 26, 2021 and September 27, 2020 was $1,432 and $1,507, respectively.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(6) Goodwill and Other Intangible Assets (cont.)

Other assets and liabilities:

The Company has favorable leases of $33,887 and $34,618, net of $13,031 and $12,300 accumulated amortization, reported in other assets in the condensed consolidated balance sheets for the quarter ended September 26, 2021 and fiscal year ended June 28, 2021, respectively. Total amortization expenses for the quarter ended September 26, 2021 and September 27, 2020 was $731.

The Company has unfavorable leases of $981 and $1,096, net of $5,250 and $5,135 accumulated amortization, reported in other long-term liabilities in the consolidated balance sheets for the quarter ended September 26, 2021 and fiscal year ended June 27, 2021, respectively. Total amortization expense for quarter ended September 26, 2021 and September 27, 2020 was $115.

The estimated aggregate amortization expense for finite-lived intangibles, favorable and unfavorable leases recorded at September 26, 2021, for the next five fiscal years is as follows:

	Remainder of 2022	2023	2024	2025	2026	Thereafter
Amortization expense	$6,382	$8,214	$7,502	$3,712	$3,289	$22,685

(7) Property and Equipment

As of September 26, 2021 and June 27, 2021, property and equipment consists of:

	September 26, 2021	June 27, 2021
Land	$54,948	$19,879
Buildings and improvements	36,841	16,155
Leasehold improvements	319,360	313,441
Equipment, furniture, and fixtures	325,361	315,719
Internal-use software	19,443	19,307
Construction in progress	34,516	28,141
	790,469	712,642
Accumulated depreciation	(305,377)	(287,919)
Property and equipment, net of accumulated depreciation	485,092	424,723

Depreciation expense related to property and equipment was $17,557 and $17,171 for the quarters ended September 26, 2021 and September 27, 2020, respectively.

Total interest cost capitalized for the quarter ending September 26, 2021 and fiscal year ending June 27, 2021 was $99 and $706, respectively.

Assets held for sale:

Total assets held for sale at September 26, 2021 and June 27, 2021 of $13,967 and $686, includes liquor licenses of $265 and $175, respectively. During the quarter ending September 26, 2021, we acquired real property as discussed in Note 5, Acquisitions, that we plan to sell within the next 12 months.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(8) Accrued Expenses

As of September 26, 2021 and June 27, 2021, accrued expenses consist of:

	September 26, 2021	June 27, 2021
Taxes and licenses	$10,539	$9,646
Customer deposits	10,522	7,114
Compensation	9,466	13,577
Insurance	6,130	8,285
Utilities	4,983	3,399
Deferred rent	4,257	4,384
Interest	4,143	4,693
Other	3,187	1,842
Professional fees	3,163	4,473
Deferred revenue	3,159	5,885
Asset retirement obligations	62	352
Total accrued expenses	$59,611	$63,650

(9) Debt

The following table summarizes the Company’s debt structure as of September 26, 2021 and June 27, 2021:

	September 26, 2021	June 27, 2021
First Lien Credit Facility Revolver (Maturing July 3, 2022)	$39,853	$39,853
First Lien Credit Facility Term Loan (Maturing July 3, 2024 and bearing variable rate interest; 4.55% and 5.17% at June 27, 2021 and June 28, 2020, respectively, excluding impact of hedging)	798,481	800,534
Incremental Liquidity Facility (Maturing July 3, 2024)	45,000	45,000
	883,334	885,387
Less:
Unamortized financing costs	(9,041)	(9,800)
Current portion of unamortized financing costs	3,190	3,152
Current maturities of long-term debt	(48,064)	(8,211)
Total long-term debt	$829,419	$870,528

Incremental Liquidity Facility:    On September 25, 2020, the Company entered into a $150,000 Incremental Liquidity Facility with JP Morgan Chase Bank, N.A. as the lender with a maturity date of July 3, 2024 at an interest rate of the applicable LIBOR rate plus an initial applicable margin of 3.00%. The loan is structured as a revolver, with $45,000 utilized at the closing date and with the remaining $105,000 available subject to approval by Atairos as credit support provider and the prior satisfaction of certain conditions. The Incremental Liquidity Facility is secured on a pari passu first lien basis with the existing credit facility (with respect to assets of Bowlero Corp. and its guarantor subsidiaries).

November 2019 First Lien Credit Facility Term Loan:    On November 20, 2019, the Company amended the July 2018 Credit Agreement to borrow an additional $105,000 as an incremental term loan to be used for general corporate purposes. JP Morgan Chase Bank, N.A. is the administrative agent and sole issuing lender for the Amended 2019 Credit Agreement. The incremental term loan was fully funded by JP Morgan Chase Bank, N.A. on the closing date and thereafter made assignments to other participating lenders. The expanded $812,850 First Lien Credit Facility is repaid on a quarterly basis on the last business day of the last month of each calendar quarter in principal payments of $2,053 with the remaining balance maturing and fully payable on July 3, 2024.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(9) Debt (cont.)

First Lien Credit Facility Revolver:    The November 2019 Credit Agreement did not alter the $50,000 revolving line of credit (“Revolver”) or its maturity date of July 3, 2022. Outstanding standby letters of credit as of June 27, 2021, totalling $9,100 are guaranteed by JP Morgan Chase Bank, N.A. and limit borrowings under the Revolver to $40,900. The Company has $39,853 in borrowings outstanding under the Revolver as of September 26, 2021.

Obligations owed under the First Lien Credit Facility bear interest at a rate per annum equal to the applicable LIBOR rate, subject to a floor of 1.00%, plus an applicable margin of 3.75% to 4.25% depending on the leverage level. Interest on loans under the First Lien Facility bearing interest based upon the Base Rate will be due quarterly, and interest on loans bearing interest based upon the LIBOR rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period. The Base Rate means a rate per annum equal to the highest of (a) the Federal Funds Effective Rate in effect on such day plus 0.50%, (b) to the extent ascertainable, the Published LIBOR Rate plus 1.00%, (c) the Prime Rate and (d) solely with respect to the expanded term loan under the July 2018 Credit Agreement, 2.00%.

Pursuant to the First Lien Credit Agreement collateral and guarantee requirement, obligations owed under the First Lien Credit Facilities are secured by a first priority security interest on substantially all assets of Bowlero Corp. and the guarantor subsidiaries. The First Lien Credit Agreement contains customary events of default, restrictions on indebtedness, liens, investments, asset dispositions, dividends and affirmative and negative covenants.

On June 10, 2020, the Company entered into an amendment to the November 2019 Credit Agreement that, among other things, provided the Company a Covenant Waiver Period through June 26, 2021 that waived application of the leverage-based financial covenant for so long as Bowlero satisfied certain minimum liquidity tests and complied with certain other requirements. The Covenant Waiver Period was subsequently extended to the last day of the fiscal quarter ending March 31, 2022 in connection with entry into the above mentioned Incremental Liquidity Facility. Based on this extension and assuming satisfaction of the waiver requirements, the Company’s next financial covenant test will occur on March 31, 2022, if the testing conditions are then triggered.

(10) Income Taxes

The realization of deferred tax assets (DTAs), including loss carryforwards, is subject to the Company generating sufficient taxable income during the periods in which the DTAs become realizable. The Company has net operating losses (NOLs) generated after the Tax Cuts and Jobs Act that do not expire and are therefore indefinite-lived DTAs. In addition, the Company schedules the reversal of its DTAs and DTLs and considers the ability to realize its DTAs in future periods as required. If the forecasted reversals are expected to generate an indefinite-lived NOL, the valuation allowance assessment is impacted.

The Company’s effective tax rate for the quarter ended September 26, 2021 is an income tax benefit of 53.9%. The difference between the US federal statutory rate of 21% and the quarter-to-date effective tax rate is mainly due to the $6,788 favorable adjustment to income taxes for the release of certain valuation allowances with the recording of deferred income tax liabilities associated with the Bowl America acquisition.

(11) Commitments and Contingencies

Litigation and Claims:    The Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including general liability, fidelity, workers’ compensation, employment claims, and Americans with Disabilities Act (ADA) claims. The Company has insurance to cover general liability and workers’ compensation claims and reserves for claims and actions in the ordinary course. The insurance is subject to a self-insured retention. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(11) Commitments and Contingencies (cont.)

In management’s opinion, there are no claims or actions that are expected to have a material adverse impact on the Company’s financial position or results of operations.

(12) Fair Value of Financial Instruments

Debt

The fair value and carrying value of our debt as of September 26, 2021 and June 27, 2021 are as follows:

	September 26, 2021	June 27, 2021
Carrying value	$883,334	$885,387
Fair value	$883,990	$887,102

The fair value of our debt is estimated based on an aggregate index provided by JP Morgan Chase Bank, N.A. The index is based on trading levels of the syndicated multiple lenders buying and selling their participation levels of funding (Level 2).

There were no transfers in or out of any of the levels of the valuation hierarchy in the quarter ended September 26, 2021 or Fiscal Year 2021.

Derivatives

The Company’s interest rate swap agreements are valued in accordance with applicable accounting standards for hedge accounting. The Company obtains fair value information regarding the interest rate swap agreements using a model based on observable inputs; therefore, the resulting obligation is classified within Level 2 of the fair value hierarchy at September 26, 2021 and June 27, 2021 and their fair value is disclosed in Note 14.

The following table presents information as of September 26, 2021 and June 27, 2021 about the Company’s derivative liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement:

	September 26, 2021			June 27, 2021
	Other Current Liabilities	Other Long-Term Liabilities	Liabilities	Other Current Liabilities	Other Long-Term Liabilities	Liabilities
Level 2:
Interest rate swaps and caps	$6,677	$—	$6,677	$8,159	$710	$8,869

Redeemable Common Stock

Our common stock is not listed on an established public trading market, therefore, market prices are not available. The Company utilizes an independent valuation specialist to determine the fair market value of our redeemable common stock based upon our estimated enterprise value using the income approach, which includes the use Level 3 inputs. As a result, the redeemable common stock is classified within Level 3 of the fair value hierarchy at September 26, 2021 and June 27, 2021. Key assumptions used in estimating the fair value of our redeemable common stock included projected revenue growth and costs and expenses, which were based on internal projections, historical performance, and the business environment, as well as the selection of an appropriate discount rate based on weighted-average cost of capital and company-specific risk premium. See Note 13, Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity, for further information.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(12) Fair Value of Financial Instruments (cont.)

Other Financial Instruments

Other financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses. The financial statement carrying amounts of these items approximate the fair value due to their short duration.

(13) Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity

The total number of shares of common stock that the Company authorized to issue is 20,000,000 shares at a $0.0001 par value per share (Common Stock), of which 5,911,428 shares are issued and outstanding as of September 26, 2021 and June 27, 2021. Holders of the Common Stock are entitled to one vote for each share held. There are no dividends with regards to the Common Stock so long as any shares of Series A Redeemable Convertible Preferred Stock (Preferred Stock) remain issued and outstanding other than dividends payable in the form of Common Stock or other capital that is junior to the Preferred Stock.

Redeemable Convertible Preferred Stock

Effective July 3, 2017, the Company authorized 200,000 shares of Preferred Stock at a $0.0001 par value per share of which 106,378 shares are issued and outstanding as of September 26, 2021 and June 27, 2021. There are no voting rights associated with the Preferred Stock.

Dividends accumulate on a daily basis commencing from the July 3, 2017 issue date. The dividend rate is 8% for the first 3 years. Effective November 15, 2019, the rate following the first three years was amended from 10% to 6%.

In the event of a liquidation, dissolution or winding up of the Company and/or a sale of the Company each share of Preferred Stock shall receive a liquidation preference equal to the Original Issue Price of $1,000 per share, plus all accumulated and unpaid dividends before any payments are made to holders of Common Stock. Dividends on preferred stock have not been declared and are not currently payable. The Company had $37,035 and $34,784 of cumulative dividends in arrears on Preferred Stock as of September 26, 2021 and June 27, 2021, respectively.

The Preferred Stock is redeemable at the option of the Company at any time on or after July 3, 2020.

In the event of a public offering and sale of common stock pursuant to an effective registration statement (Public Offering), each outstanding share of the Preferred Stock shall automatically be converted into such number of common stock as determined by dividing the liquidation preference of each share of Preferred stock immediately prior to the Public Offering by the price per share of the common stock sold in such Public Offering. If the Public Offering occurs subsequent to July 3, 2023, then the denominator in the aforementioned equation shall instead equal the product of 0.95 and the price per share of the common stock sold in the Public Offering.

The Company has classified the Preferred Stock as temporary equity as the shares have certain redemption features that are not solely in the control of the Company. The Preferred Stock is not currently redeemable because the deemed liquidation provision is considered a substantive condition that is contingent on the event and it is not currently probable that it will become redeemable.

Redeemable Common Stock

The Company issued 2,069,000 shares to its Chairman and CEO on July 3, 2017, which are included in the 5,911,428 shares of Common Stock issued and outstanding as of September 26, 2021 and June 27, 2021. These shares are subject to a repurchase option in the event of the Chairman’s death or disability. The amount presented in temporary equity represents the estimated fair value of those shares as of September 26, 2021 and June 27, 2021. Due to the increase in the estimated fair value of the Company’s common stock at September 26, 2021, the amounts

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(13) Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (cont.)

classified as temporary equity for the common shares subject to redemption result in a significant decrease in Additional paid-in capital. The Company’s obligation to repurchase these shares will terminate upon the occurrence of a Change of Control or upon the consummation of a Public Offering. The increase in the repurchase obligation was recorded via adjustments to additional paid-in capital.

(14) Derivatives

The Company uses interest rate swaps and cap agreements to convert a portion of its variable interest rate exposure to fixed rates to protect the Company from future interest rate increases. The Company’s interest rate swap and cap agreements consist of the following:

	September 26, 2021		June 27, 2021
	Notional Amounts	Expiration	Notional Amounts	Expiration
Interest rate swaps	$552,500	June 30, 2022	$552,500	June 30, 2022
Interest rate caps	$97,500	March 31, 2022	$97,500	March 31, 2021
Total notional amounts	$650,000		$650,000

Under the swap agreements, the Company pays a fixed rate of interest of 2.561% and receives an average variable rate of the one-month LIBOR adjusted monthly. Under the interest rate cap agreements, the Company pays a fixed rate fee of 0.179% on the notional amount and has a strike rate of 3.00%.

The fair values of the swap and cap agreements as of September 26, 2021 and June 27, 2021 were liabilities of $6,677 and $8,869, respectively, and are included in other current liabilities and other long-term liabilities in the consolidated balance sheets.

The reclassifications from accumulated other comprehensive income into income during the quarters ended September 26, 2021 and September 27, 2020 were $2,266 and $2,203, respectively, to interest expense. The fair value of the Swap and Cap Agreements excludes accrued interest and takes into consideration current interest rates and current likelihood of the swap counterparties’ compliance with its contractual obligations

(15) Stock Based Compensation

The 2017 Stock Incentive Plan (2017 Plan) was approved on September 29, 2017 and is a broad-based plan that provides for the grant of non-qualified stock options to our executives and certain other employees for up to a maximum of 656,825 shares. The 2017 Plan was subsequently amended on January 7, 2020 to 2,036,158 shares. The 2017 Plan is administered by the Board of Directors, which approves grants to individuals, number of options, terms, conditions, performance measures, and other provisions of the award. Awards are generally granted based on the individual’s performance. Stock options granted under the 2017 Plan have a maximum contractual term of twelve years from the date of grant, an exercise price not less than the fair value of the stock on the grant date and generally vest over four years in equal quarterly installments for the time-based options and upon occurrence of a liquidity event for the performance-based options.

The Company has not recorded any compensation cost for the performance-based options as the liquidity event is not deemed probable until the occurrence of the liquidity event.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(15) Stock Based Compensation (cont.)

A summary of stock options outstanding at September 26, 2021, and changes during the quarter then ended is presented below:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at June 27, 2021	1,985,850	$213.16	10
Granted	—	—	—
Exercised	—	—	—
Forfeited and cancelled	1,006	80.36	—
Outstanding at September 26, 2021	1,984,844	$213.23	10
Vested and unvested expected to vest at September 26, 2021	1,984,844	213.23	10
Exercisable at September 26, 2021	308,189	77.74	8

There were no options granted during the quarter ended September 26, 2021. There were 1,006 shares forfeited during the quarter ending September 26, 2021.

For the quarter ended September 26, 2021, we recorded compensation cost of $795 in selling, general and administrative expenses and $7 in cost of revenues within the condensed consolidated statements of operations. For the quarter ended September 26, 2020, we recorded compensation cost of $835 in selling, general and administrative expenses and $14 in cost of revenues within the condensed consolidated statements of operations.

As of September 26, 2021 and June 27, 2021, the total compensation cost related to non-vested time-based awards not yet recognized was $152 and $992, respectively, and is expected to be recognized on a straight-line basis over the next four years. As of the same dates, the total compensation cost related to non-vested performance-based awards not yet recognized was $33,041 and $33,042, respectively, and would only be recognized upon the consummation of a liquidity event.

The expected volatility is based on historical volatilities of companies considered comparable to the Company. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The average expected life represents the weighted average period of time that options granted are expected to be outstanding.

(16) Segment Information

The Company has one reporting segment, which consists of operating a bowling entertainment business. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. Management continually assesses the Company’s operating structure, and this structure could be modified further based on future circumstances and business conditions. Our CODM assesses performance based on consolidated as well as bowling center-level revenue and operating profit.

The Company attributes revenue to individual countries based on the Company’s bowling center locations. The Company’s bowling centers are located in the United States, Mexico, and Canada. The Company’s revenues generated outside of the United States and invoiced in Mexico and Canada for the quarters ended September 26, 2021 and September 27, 2020 were $1,300 and $133, respectively. The Company’s long-lived assets in Mexico and Canada based on country of location, which includes property and equipment, but excludes intangible assets and goodwill, net of related depreciation and amortization totalled $21,908 and $22,333, at September 26, 2021 and June 27, 2021, respectively.

BOWLERO CORP.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Amounts in thousands, except share amounts or otherwise noted)

(17) Concentrations

The Company’s operations are based primarily throughout the United States. Our sales outside of the United States for the quarters ended September 26, 2021 and September 27, 2020 were less than 1% of total revenue and net assets outside of the United States as of September 26, 2021 and September 27, 2020 were $279 and $3,551, respectively. The Company does not have any concentration of sales with any single customer.

(18) Subsequent Events

On July 1, 2021, Isos Acquisition Corporation, a special purpose acquisition company, entered into a definitive agreement for a business combination (the “Business Combination Agreement”) that upon closing of the transaction would result in Bowlero becoming a publicly listed company to be named “Bowlero” on the New York Stock Exchange (“NYSE”) under the new ticker symbols BOWL and BOWL WS for the common stock and public warrants, respectively. The boards of directors of both Bowlero and Isos have approved the proposed transaction, which is expected to close in December 2021, subject to, among other things, the approval by Isos’ stockholders and satisfaction or waiver of the other conditions stated in the definitive documentation.

Annex A-1

Execution Version

BUSINESS COMBINATION AGREEMENT*

dated as of

July 1, 2021

by and between

ISOS ACQUISITION CORPORATION

and

BOWLERO CORP.

____________

*         Certain exhibits and the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request, however the registrant may request confidential treatment of omitted items.

Annex A-1 Page
Article I
CERTAIN DEFINITIONS		A-1-2
1.01	Definitions	A-1-2
1.02	Terms Defined Elsewhere in This Agreement	A-1-17
1.03	Construction	A-1-20
1.04	Knowledge	A-1-20
Article II
DOMESTICATION; THE MERGER; CLOSING		A-1-20
2.01	Domestication	A-1-20
2.02	The Merger	A-1-21
2.03	Effects of the Merger	A-1-21
2.04	Closing	A-1-21
2.05	Governing Documents	A-1-21
2.06	Directors and Officers of the Surviving Company	A-1-21
Article III
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES		A-1-22
3.01	Conversion of Securities	A-1-22
3.02	Consideration Election Procedure	A-1-24
3.03	Exchange of Company Securities	A-1-25
3.04	Stock Transfer Books	A-1-27
3.05	Payment of Expenses	A-1-27
3.06	Appraisal Rights	A-1-28
3.07	Earnout Shares	A-1-28
Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-1-29
4.01	Corporate Organization of the Company; Subsidiaries	A-1-29
4.02	Due Authorization	A-1-30
4.03	No Conflict	A-1-30
4.04	Governmental Authorities; Consents	A-1-30
4.05	Capitalization	A-1-30
4.06	Financial Statements	A-1-32
4.07	Undisclosed Liabilities	A-1-32
4.08	Litigation and Proceedings	A-1-33
4.09	Compliance with Laws	A-1-33
4.10	Intellectual Property and Data Security	A-1-34
4.11	Contracts; No Defaults	A-1-36
4.12	Employees; Company Benefit Plans	A-1-38
4.13	Taxes	A-1-39
4.14	Brokers’ Fees	A-1-40
4.15	Insurance	A-1-40
4.16	Real Property; Assets	A-1-40
4.17	Environmental Matters	A-1-41
4.18	Absence of Changes	A-1-42
4.19	Affiliate Agreements	A-1-42
4.20	Information Supplied	A-1-42
4.21	Takeover Statutes and Charter Provisions	A-1-42

Annex A-1-i

Annex A-1 Page
4.22	No Outside Reliance	A-1-43
4.23	No Additional Representations and Warranties	A-1-43
Article V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR		A-1-43
5.01	Corporate Organization	A-1-43
5.02	Due Authorization	A-1-44
5.03	No Conflict	A-1-44
5.04	Litigation and Proceedings	A-1-45
5.05	Compliance with Laws	A-1-45
5.06	Employee Benefit Plans	A-1-45
5.07	Governmental Authorities; Consents	A-1-45
5.08	Financial Ability; Trust Account	A-1-45
5.09	Taxes	A-1-46
5.10	Brokers’ Fees	A-1-47
5.11	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act	A-1-47
5.12	Business Activities; Absence of Changes	A-1-48
5.13	Registration Statement	A-1-48
5.14	No Outside Reliance	A-1-48
5.15	Capitalization	A-1-49
5.16	NYSE Stock Market Quotation	A-1-49
5.17	Contracts; No Defaults	A-1-50
5.18	Title to Property	A-1-50
5.19	Investment Company Act	A-1-50
5.20	Affiliate Agreements	A-1-50
5.21	Takeover Statutes and Charter Provisions	A-1-50
5.22	Forward Purchase Contract; PIPE Investment Amount; Preferred Investment Amount; Subscription Agreements	A-1-51
5.23	No Additional Representation or Warranties	A-1-51
Article VI
COVENANTS OF THE COMPANY		A-1-51
6.01	Conduct of Business	A-1-51
6.02	No Claim Against the Trust Account	A-1-54
6.03	Requisite Approval	A-1-55
6.04	Anti-Takeover Matters	A-1-55
6.05	No Trading	A-1-55
6.06	Exclusivity	A-1-55
6.07	Cash Election Consideration Cap Increase	A-1-56
Article VII
COVENANTS OF ACQUIROR		A-1-56
7.01	Indemnification and Insurance	A-1-56
7.02	Conduct of Acquiror During the Interim Period	A-1-57
7.03	Trust Account; Proceeds and Related Available Equity	A-1-58
7.04	Acquiror NYSE Listing	A-1-59
7.05	Acquiror Public Filings	A-1-59
7.06	Financing	A-1-59
7.07	Section 16 Matters	A-1-60
7.08	Director and Officer Indemnity	A-1-60
7.09	Exclusivity	A-1-60

Annex A-1-ii

Annex A-1 Page
7.10	Acquiror Warrants	A-1-60
7.11	Termination of Certain Agreements	A-1-60
7.12	Employment Agreements	A-1-60
7.13	Preferred COD	A-1-60
Article VIII
JOINT COVENANTS		A-1-61
8.01	HSR Act and Regulatory Approvals	A-1-61
8.02	Support of Transaction	A-1-62
8.03	Preparation of Registration Statement; Special Meeting	A-1-62
8.04	Tax Matters	A-1-64
8.05	Confidentiality; Publicity	A-1-65
8.06	Post-Closing Cooperation; Further Assurances	A-1-65
8.07	Inspection	A-1-66
8.08	Acquiror Omnibus Incentive Plan.	A-1-66
8.09	Stockholder Litigation.	A-1-66
Article IX
CONDITIONS TO OBLIGATIONS		A-1-67
9.01	Conditions to Obligations of All Parties	A-1-67
9.02	Additional Conditions to Obligations of Acquiror	A-1-67
9.03	Additional Conditions to the Obligations of the Company	A-1-68
Article X
TERMINATION/EFFECTIVENESS		A-1-69
10.01	Termination	A-1-69
10.02	Effect of Termination	A-1-70
Article XI
MISCELLANEOUS		A-1-70
11.01	Waiver	A-1-70
11.02	Notices	A-1-70
11.03	Assignment	A-1-71
11.04	Rights of Third Parties	A-1-71
11.05	Governing Law	A-1-71
11.06	Captions; Counterparts	A-1-71
11.07	Schedules and Exhibits	A-1-71
11.08	Entire Agreement	A-1-71
11.09	Amendments	A-1-72
11.10	Severability	A-1-72
11.11	Jurisdiction; WAIVER OF TRIAL BY JURY	A-1-72
11.12	Enforcement	A-1-72
11.13	Non-Recourse	A-1-72
11.14	Nonsurvival of Representations, Warranties and Covenants	A-1-73
11.15	Acknowledgements	A-1-73
11.16	Conflicts and Privilege	A-1-74
Annex A-1-iii

Exhibits

Exhibit A	—	Acquiror Certificate of Incorporation
Exhibit B	—	Acquiror Bylaws
Exhibit C	—	Preferred COD
Exhibit D-1	—	Form of Common Subscription Agreement
Exhibit D-2	—	Form of Preferred Subscription Agreement
Exhibit E	—	Form of Sponsor Support Agreement
Exhibit F	—	Form of Registration Rights Agreement
Exhibit G	—	Form of Stockholders’ Agreement
Exhibit H	—	Form of Lock-Up Agreement
Exhibit I	—	Form of Stockholder Support Agreement
Exhibit J	—	Form of Acquiror Omnibus Incentive Plan
Exhibit K	—	Form of Acquiror Employee Stock Purchase Plan

Annex A-1-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”), dated as of July 1, 2021, is entered into by and between ISOS ACQUISITION CORPORATION, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance herewith, “Acquiror”), and BOWLERO CORP., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, immediately prior to the Closing, on the Closing Date, (a) Acquiror will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Cayman Islands Companies Act (As Revised) (the “Domestication”) and (b) in connection with such Domestication, the Acquiror Certificate of Incorporation in substantially the form attached hereto as Exhibit A and the Acquiror Bylaws in substantially the form attached hereto as Exhibit B will become the governing documents of Acquiror;

WHEREAS, in connection with the Domestication, Acquiror Class B Common Stock shall automatically convert into shares of Acquiror Class A Common Stock;

WHEREAS, immediately following the completion of the Domestication, Acquiror shall file the Preferred COD in substantially the form attached hereto as Exhibit C with the Secretary of State of the State of Delaware for the designation and creation of the Acquiror Preferred Stock;

WHEREAS, as of the date of this Agreement, Cobalt Recreation LLC, a Delaware limited liability company (“TS”), and A-B Parent LLC, a Delaware limited liability company (“Atairos”), own 100% of the issued and outstanding capital stock of the Company;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Acquiror and the Company will enter into a business combination transaction pursuant to which the Company will merge with and into Acquiror (the “Merger”), with Acquiror surviving the Merger (the “Surviving Company”);

WHEREAS, the respective board of directors of each of Acquiror and the Company have approved, declared advisable and resolved to recommend to their shareholders and stockholders respectively the Transactions upon the terms and subject to the conditions of this Agreement and, in the case of the Company, in accordance with the DGCL;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror and the FP Investors entered into the Forward Purchase Contract, pursuant to which the FP Investors, upon the terms and conditions set forth therein, are required to purchase an aggregate of 10,000,000 “Units”, at a price of $10.00 per Unit, which Units are comprised of 10,000,000 shares of Acquiror Class A Common Stock and 3,333,333 Acquiror Warrants (to be addressed in accordance with Section 7.10), for an aggregate purchase price of $100,000,000, in a private placement to be consummated concurrently with the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, (a) Acquiror and each of the parties subscribing for Acquiror Class A Common Stock thereunder (the “Common Subscribers”) have entered into certain subscription agreements, dated as of the date hereof (the “Common Subscription Agreements”), each substantially in the form set forth on Exhibit D-1, pursuant to which the Common Subscribers, upon the terms and subject to the conditions set forth therein, shall purchase shares of Acquiror Class A Common Stock at no less than $10.00 per share in a private placement or placements of Acquiror Class A Common Stock, and (b) Acquiror and each of the parties subscribing for Acquiror Preferred Stock thereunder (the “Preferred Subscribers” and together with the Common Subscribers and Atairos, the “Subscribers”) have entered into certain subscription agreements, dated as of the date hereof (the “Preferred Subscription Agreements” and together with the Common Subscription Agreements, the “Subscription Agreements”), each substantially in the form set forth on Exhibit D-2, pursuant to which Preferred Subscribers, upon the terms and

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subject to the conditions set forth therein, shall purchase shares of Acquiror Preferred Stock at no less than $1,000 per share in a private placement or placements of Acquiror Preferred Stock, in each case, to be consummated concurrently with the Closing and for which the Company is an express third party beneficiary;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company, Acquiror and Sponsor have entered into a Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit E, providing that, among other things, Sponsor will vote its Acquiror Class B Common Stock in favor of this Agreement and the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, and certain Company Stockholders have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit F to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, Sponsor, TS and Atairos have entered into that certain Stockholders’ Agreement (the “Stockholders’ Agreement”) in the form set forth on Exhibit G, to be effective upon the Closing;

WHEREAS, pursuant to the Acquiror Governing Documents, Acquiror shall provide an opportunity to its shareholders to have their Acquiror Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Governing Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the shareholders of Acquiror for the Merger (the “Offer”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Sponsor and certain Company Stockholders (including TS and Atairos) have entered into Lock-Up Agreements (the “Lock-Up Agreements”) in the form set forth on Exhibit H, to be effective upon the Closing;

WHEREAS, following the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and the Requisite Stockholders will enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), substantially in the form set forth on Exhibit I, pursuant to which, among other things, certain Requisite Stockholders will vote their Company Shares in favor of this Agreement, the Merger and the other Transactions;

WHEREAS, prior to the consummation of the Transactions, Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt an omnibus incentive plan (the “Acquiror Omnibus Incentive Plan”) and an employee stock purchase plan (the “Acquiror Employee Stock Purchase Plan”), substantially in the form set forth on Exhibit J and Exhibit K, respectively;

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (iii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”), and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror Benefit Plan” means each Benefit Plan that is (a) maintained or contributed to by Acquiror for the benefit of any employee, director or individual independent contractor of Acquiror or (b) for which Acquiror has any Liability.

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“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Business Combination Proposal” shall mean any inquiry, proposal, offer or indication of interest, written or oral, from any Person (other than the Company or any of its Affiliates) concerning a Business Combination.

“Acquiror Bylaws” means the bylaws of Acquiror following the Domestication in substantially the form attached hereto as Exhibit B.

“Acquiror Certificate of Incorporation” means the certificate of incorporation of Acquiror following the Domestication in substantially the form attached hereto as Exhibit A.

“Acquiror Class A Common Stock” means (i) prior to the Domestication, the Class A ordinary shares, par value $0.0001 per share, of Acquiror, and (ii) following the Domestication, the Class A Common Stock of Acquiror, par value $0.0001 per share, authorized pursuant to the Acquiror Certificate of Incorporation.

“Acquiror Class B Common Stock” means (i) prior to the Domestication, the Class B ordinary shares of Acquiror, par value $0.0001 per share, and (ii) following the Domestication, the Class A Common Stock of Acquiror, par value $0.0001 per share, authorized pursuant to the Acquiror Certificate of Incorporation.

“Acquiror Domestication Documents” means the documents required to be filed with the Registrar of Companies of the Cayman Islands under Part XII of the Cayman Islands Companies Act (As Revised) in connection with the Domestication.

“Acquiror Governing Documents” means, at any time prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Acquiror, and at any time following the Domestication, the Acquiror Certificate of Incorporation and the Acquiror Bylaws, in each case as in effect at such time and as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Material Adverse Effect” means any Effect that has a material adverse effect on (i) the assets, business, liabilities, results of operations or financial condition of Acquiror; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect” (except in the case of clauses (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects Acquiror as compared to other similarly situated Persons operating in the industries in which Acquiror operates (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been an Acquiror Material Adverse Effect)): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Acquiror operates, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with the Acquiror’s customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Acquiror Material Adverse Effect” in the representations and warranties set forth in Section 5.03, 5.07, and 5.17(b), and, to the extent related thereto, the condition in Section 9.03(a)), (d) any change generally affecting any of the industries or markets in which Acquiror operates or the economy as a whole, (e) the taking of any action required to be taken by this Agreement, or failure to take any action prohibited by this Agreement (other than Section 7.02, unless consented to by the Company) (provided that the exception in this clause (e) shall not be deemed to apply to references to “Acquiror Material Adverse Effect” in the representations and warranties set forth in Section 5.03, 5.07, and 5.17(b), and, to the extent related thereto, the condition in Section 9.03(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), public health emergencies, government required shutdowns, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions (including any escalation thereof), including (i) large scale civil unrest, (ii) the engagement by the United States or such other countries in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (iii) the occurrence of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (h) any failure of Acquiror to meet any projections,

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forecasts or budgets; provided that this clause (h) shall not prevent or otherwise affect a determination that any Effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, an Acquiror Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Acquiror Material Adverse Effect), or (ii) the ability of Acquiror to timely perform its obligations under this Agreement or the other Transaction Documents to which it is a party or to consummate the Transactions.

“Acquiror Ordinary Resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the Acquiror Stockholders who attend and vote at the Special Meeting.

“Acquiror Preferred Stock” means the series of preferred stock of Acquiror titled “Series A Convertible Preferred Stock”, par value $0.0001 per share, the terms of which are in the Preferred COD.

“Acquiror Related Parties” means any of Acquiror’s or Sponsor’s former, current or future general or limited partners, shareholders, stockholders, Controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, Controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing.

“Acquiror Representations” means the representations and warranties of Acquiror set forth in Article V of this Agreement, as qualified by the Acquiror Schedules in accordance with (and subject to) Section 11.07. For the avoidance of doubt, the Acquiror Representations are solely made by Acquiror.

“Acquiror Schedules” means sections of the disclosure letter of Acquiror.

“Acquiror Special Resolution” means a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the votes cast by the Acquiror Stockholders who attend and vote at the Special Meeting.

“Acquiror Stockholder” means a holder of Acquiror Class A Common Stock or Acquiror Class B Common Stock.

“Acquiror Warrant” means a warrant entitling the holder to purchase one share of Acquiror Class A Common Stock per warrant.

“Action” means any lawsuit, claim, action, cause of action, demand, judgment, suit, assessment, arbitration, complaint, citation, summons, subpoena, litigation or proceeding (whether civil, criminal, administrative or judicial, whether formal or informal, whether public or private), at law or in equity, in each case that is commenced, brought, conducted or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, such specified Person, through one or more intermediaries or otherwise; provided, that (other than for purposes of Section 8.05(b), Section 8.07 Article X and Section 11.13) in no event shall the Company or any of its Subsidiaries be considered an Affiliate of any portfolio company or investment entity, fund or equivalent affiliated with Atairos Group, Inc. nor shall any portfolio company or investment entity, fund or equivalent affiliated with Atairos Group, Inc., be considered to be an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Closing Common Stock Consideration” means the aggregate number of shares of Surviving Company Class A Common Stock and Surviving Company Class B Common Stock into which Company Common Stock is converted pursuant to Section 3.01(b) (other than Earnout Shares) or Section 3.01(d)(i)(2).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign or domestic Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

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“Anti-Money Laundering Laws” means all applicable U.S. laws that: (A) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (B) regulate commercial transactions with comprehensively sanctioned countries or sanctioned individuals identified by the U.S. Treasury Department as being terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (C) require identification and documentation of the parties with whom a financial institution conducts business; or (D) are designed to disrupt the flow of funds through financial institutions to terrorist organizations.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Apollo Fee Letter” means that certain letter agreement, dated as of the date hereof, by and among Acquiror, Apollo SPAC Fund I, L.P., Apollo Atlas Master Fund, LLC and Apollo A-N Credit Fund (Delaware), L.P.

“Applicable Surviving Company Common Stock” means (i) with respect to Thomas F. Shannon and TS and its Affiliates, Surviving Company Class B Common Stock, and (ii) with respect to all other holders of Company Common Stock (including Atairos and its Affiliates), Surviving Company Class A Common Stock.

“Atairos Preferred Exchange Shares” means a number of shares of Company Common Stock held by Atairos with an aggregate value (based on the Per Share Merger Consideration Value) equal to the Preferred Exchange Amount.

“Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation each bonus, retirement, deferred compensation, equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), severance, pension, savings, profit sharing, incentive compensation, retention, change-in-control, vacation, paid time off, holiday pay, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, disability, sick pay, workers compensation, unemployment, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice and (iii) any employment, consulting or other individual services agreement.

“Business” means the business of the Company and its Subsidiaries as conducted as of the date of this Agreement.

“Business Combination” means “business combination” as such term is defined in the Acquiror Governing Documents as of the date of this Agreement.

“Business Data” means all data and information that is (a) Personal Information or (b) confidential, proprietary, sensitive or non-public Proprietary Information.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cardholder Data” means all data considered as “cardholder data” or “Sensitive Authentication Data” by the PCI Security Standards Council.

“Cash Election Consideration Cap” means the sum of (a) $289,000,000, plus (b) the amount, if any, by which (i) the Option Election Consideration Cap exceeds (ii) the aggregate Option Spread of the Cash Electing Options, minus (c) the product of (i) 95% multiplied by (ii) the Redemption Amount as such sum may be adjusted for any election made by the Company pursuant to Section 9.03(g).

“Closing Acquiror Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; minus (b) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Class A Common Stock pursuant to the Offer (to the extent not already paid); plus (c) the amount actually received by Acquiror pursuant to the Forward Purchase Contract prior to or substantially concurrently with the Closing; plus (d) the amount of the PIPE Investment Amount

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actually received by Acquiror prior to or substantially concurrently with the Closing (including amounts received pursuant to Section 7.03(b)); plus (e) the amount of the Preferred Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing.

“Company Acquisition Proposal” shall mean any inquiry, proposal, offer or indication of interest, written or oral, from any Person (other than Acquiror or any of its Affiliates) concerning (a) any acquisition or purchase, direct or indirect, of (i) 20% or more of the consolidated assets of the Group Companies or (ii) 20% or more of any class of equity or voting securities of (A) the Company or (B) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of the Group Companies; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of the Group Companies; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of the Group Companies, in each case, except as permitted in Section 6.01.

“Company Affiliated Person” shall mean (a) any former or present director, manager, trustee or officer of any of the Group Companies, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Group Companies or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

“Company Benefit Plan” means each Benefit Plan (a) that is sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any of their Affiliates, or to which the Company, any of its Subsidiaries or any of their Affiliates is required to contribute or is a party to, for the benefit of any Company Employee or any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries or their spouses, beneficiaries or dependents or (b) for which the Company or any of its Subsidiaries has any Liability.

“Company Board” means the board of directors of the Company.

“Company Charter” means the Company’s Amended and Restated Certificate of Incorporation, as amended and as in effect as of the date of this Agreement.

“Company Common Stock” means the common stock of the Company, $0.0001 par value per share.

“Company Employee” means an employee of the Company or any of its Subsidiaries.

“Company IP” means, collectively, all Owned IP and Licensed IP.

“Company IT Systems” means all IT Systems owned, controlled, held, licensed, used or leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that has a material adverse effect on (i) the assets, business, liabilities, results of operations or financial condition of the Group Companies, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” (except in the case of clauses (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects the Group Companies, taken as a whole, as compared to other similarly situated Persons operating in the indoor family entertainment center industry (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect)): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company operates, (c)  the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with the Company’s customers, suppliers, licensors, distributors, partners, providers and employees

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(provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.03, 4.04 or 4.11(b), and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e)  the taking of any action required to be taken by this Agreement, or failure to take any action prohibited by this Agreement (other than Section 6.01 or with the prior written consent of Acquiror) (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.03, 4.04 or 4.11(b), and, to the extent related thereto, the condition in Section 9.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), public health emergencies, government required shutdowns, weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions (including any escalation thereof), including (i) large scale civil unrest, (ii) the engagement by the United States or such other countries in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (iii) the occurrence of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that this clause (h) shall not prevent or otherwise affect a determination that any Effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect), or (ii) the ability of TS, Atairos or any of the Group Companies to timely perform their obligations under this Agreement or the other Transaction Documents to which such Person is a party or to consummate the Transactions.

“Company Option Plan” means the 2017 Bowlmor AMF Corp. Stock Incentive Plan.

“Company Options” means all options (whether or not vested or exercisable) to purchase Company Common Stock from the Company outstanding immediately prior to the Effective Time under the Company Option Plan.

“Company Outstanding Shares” means the total number of issued and outstanding shares of Company Common Stock as of immediately prior to the Closing, plus the total number of shares of Company Common Stock issuable upon the exercise of all Participating Company Options using the treasury method of accounting. For the avoidance of doubt, “Company Outstanding Shares” shall not include any shares of Company Common Stock issuable (but not issued) upon the conversion of any Company Preferred Stock.

“Company Preferred Stock” means the preferred stock of the Company, $0.0001 par value per share, including the Company Series A Preferred Stock.

“Company Privacy Policies” means, collectively, (a) all of the Company’s and its Subsidiaries’ data privacy and security policies, notices, terms, agreements, commitments and statements regarding the Processing of Protected Information or otherwise relating to the privacy of any Person, whether applicable internally, or linked to, available from or published on any websites, applications or platforms, in connection with the distribution, licensing, or sale of any products or services, or otherwise made available by or on behalf of Company or any Subsidiary to any Person and (b) all public statements, notices and representations (including on any websites, applications or platforms or in connection with the distribution, licensing, or sale of any products or services) or other policies, notices, terms, agreements, statements or commitments adopted by or applicable to Company or any Subsidiary pertaining to data privacy or any Processing of Protected Information.

“Company Related Parties” means the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, Controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, Controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Company Representations” means the representations and warranties of the Company and its Subsidiaries set forth in Article IV of this Agreement, as qualified by the Schedules in accordance with (and subject to) Section 11.07. For the avoidance of doubt, the Company Representations are solely made by the Company.

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“Company’s Required Funds” means five hundred and twenty million dollars ($520,000,000).

“Company Securities” means the Company Common Stock, the Company Preferred Stock and the Company Options.

“Company Series A Preferred Stock” means the shares of the Company Preferred Stock designated as Series A Preferred Stock in the Company Charter.

“Company Shares” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Source Code” means any Software included in the Owned IP, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code comprising such Software.

“Company Stockholder” means the holder of a share of Company Common Stock or Company Preferred Stock.

“Company Stockholder Approval” means the approval and adoption of the Merger, this Agreement and the Transactions by the requisite affirmative vote or written consent of the Company Stockholders in accordance with the DGCL and the Company Charter.

“Company Suppliers” means any of the Company’s or its Subsidiaries’ respective contractors, vendors, processors, service providers, manufacturers, distributors, assemblers, retailers, re-sellers, agents, independent contractors or other direct or indirect providers of any products or services.

“Confidentiality Agreement” means that certain letter agreement, dated March 17, 2021, by and between Acquiror and the Company.

“Contracts” means any contracts, agreements, subcontracts, licenses, instruments, documents, indentures, notes, bonds, leases, mortgages, undertakings, obligations (contingent or otherwise), in each case, including any extension, renewal, amendment or other modification thereof and whether written or oral.

“Control” (including the terms “Controls”, “Controlled by”, “Controlling” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract (including proxies or powers of attorney) or otherwise.

“COVID-19” shall mean SARS-CoV-2, coronavirus or COVID-19, and any evolutions, variations or mutations thereof or related or associated health conditions, epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “non-essential business order,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Data Processing Agreement” means any Contract to which any of the Group Companies is a party involving any collection, use, disclosure or other Processing of Protected Information or Proprietary Information.

“Data Requirements” means all (a) Privacy and Security Laws, (b) Company Privacy Policies, (c) IT and Security Policies, (d) Data Processing Agreements and (e) Contracts to which any of the Group Companies is a party or by which any of the Group Companies or any of their respective properties are bound with any Company Suppliers, customers, clients, users, licensees or other Persons that are applicable to or otherwise implicate any Processing of Protected Information.

“Data Security Incident” means any actual or reasonably suspected (a) breaches of security or other unauthorized access to, or use of, or other compromise to, the integrity or availability of any IT Systems (including any Company IT Systems), (b) unauthorized access to, or unauthorized acquisition, modification, loss, theft, corruption, or other Processing of, any Protected Information or (c) compromise, intrusion, misuse, interference or unauthorized access to any Company IT Systems or any unauthorized Processing of any Protected Information or

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other business information hosted, stored on or accessed therefrom, including any ransomware attack, distributed denial-of-service attack or any other similar incident, in each instance, regardless of whether any such an incident or breach triggers any notice or reporting obligations under applicable Laws.

“Earnout Pro Rata Portion” means the Stockholder Earnout Pro Rata Portion and the Non-Stockholder Earnout Pro Rata Portion, as applicable.

“Earnout Shares” means the shares of Applicable Surviving Company Common Stock that may be issued pursuant to Section 3.07 and Annex I.

“Effect” means any event, change, circumstance, development, occurrence, state of facts, condition or effect.

“Environmental Claim” means any written claim, proceeding, complaint or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means all foreign federal, state or local Laws, arising out of or relating to: (a) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); and (b) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material.

“Environmental Permits” means the Permits required under Environmental Laws.

“Equity Value” means $1,601,053,751.89.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person, trade or business which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Agreements” means the Existing First Lien Credit Agreement and the Existing Incremental Liquidity Facility Credit Agreement.

“Existing First Lien Credit Agreement” means that certain First Lien Credit Agreement, dated as of July 3, 2017, by and among the Company, Kingpin Intermediate Holdings LLC, JPMorgan Chase Bank, N.A., and lenders from time to time party thereto, as amended by (i) that certain First Incremental Amendment, dated as of March 28, 2018 (ii) that certain Second Amendment, dated as of July 5, 2018, (iii) that certain Third Incremental Amendment, dated as of November 20, 2019, (iv) that certain Fourth Amendment, dated as of June 10, 2020, and (v) that certain Fifth Amendment, dated as of September 25, 2020 (as amended, restated, supplemented or otherwise modified from time to time).

“Existing Incremental Liquidity Facility Credit Agreement” means that certain First Lien Credit Agreement, dated as of September 25, 2020, by and among the Company, Kingpin Intermediate Holdings LLC, JPMorgan Chase Bank, N.A. and the lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time).

“Existing Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of June 6, 2017, by and among the Company, TS, Atairos, Thomas F. Shannon and Atairos Group, Inc.

“Forward Purchase Contract” means that certain Amended and Restated Forward Purchase Contract, dated as of the date hereof, by and among Acquiror and the FP Investors.

“FP Investors” means Apollo Credit Strategies Master Fund Ltd., Apollo PPF Credit Strategies, LLC, Apollo Atlas Master Fund, LLC, Apollo A-N Credit Fund (Delaware), L.P. and Apollo SPAC Fund I, L.P.

“Fraud” means intentional common law fraud (and not constructive fraud or negligent or reckless misrepresentation or omission) under Delaware law with respect to the making by the applicable party of the representations in Article IV or Article V of this Agreement or any certificate delivered in accordance with Section 9.02(c) or Section 9.03(c) of this Agreement (as applicable).

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“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means the Company and its Subsidiaries, and “Group Company” means any of them.

“Hazardous Materials” means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is now or hereafter listed, defined, identified or regulated as “hazardous”, “toxic”, a “pollutant”, a “contaminant” or words of similar meaning pursuant to any Environmental Law, including petroleum, petroleum products, by-products or derivatives, asbestos, and polychlorinated biphenyls, urea formaldehyde and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security or similar instruments, (c) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) with respect to each of the foregoing, any unpaid interest, breakage costs, termination, prepayment or redemption penalties or premiums, or other unpaid fees or obligations and (f) all Indebtedness of third parties that are not Affiliates of the Group Companies referred to in clauses (a) through (e) above guaranteed directly or indirectly, jointly or severally. For the avoidance of doubt, Indebtedness shall not include Taxes.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means any and all of the following as may exist, be created, or recognized, in any jurisdiction throughout the world: (a) all patents, patent applications, patent disclosures and rights in inventions, utility models, utility model applications, statutory invention registrations, certificates of invention, rights in designs, design registrations and applications, and all other governmental grants for the protection of any inventions and industrial designs, and any and all reissues, divisions, renewals, extensions, provisionals, non-provisionals, reexaminations, restorations, continuations and continuations in part of any of the foregoing, (b) all Proprietary Information, (c) all Trademarks, (d) all Internet domain names, including all rights therein and all registrations thereof, (e) all copyrights, copyrightable subject matter, works of authorship, mask works, rights of publicity and all other rights in any works of authorship and all derivative works, translations, adaptations and combinations of any of the foregoing, all applications and registrations and applications therefor, and renewals, extensions and reversions thereof, (f) all moral and economic rights of authors and inventors, however denominated, (g) all rights in databases and data collections, (h) all other intellectual property and proprietary rights in all forms and media, and all goodwill

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associated therewith, now known or hereafter recognized in any jurisdiction worldwide, (i) any similar or equivalent rights to any of the foregoing, including those arising under international treaties and convention rights, (j) all rights and powers to assert, defend and recover title to any of the foregoing, (k) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing, (l) all proceeds, income, royalties, damages and payments now or hereafter due and payable under or in respect of all of the foregoing (including with respect to past, present or future infringement, misuse, misappropriation, impairment, unauthorized use or other violation thereof) and (m) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, reversions, restorations and extensions of legal protection pertaining to any of the foregoing.

“Intervening Event” means any Effect occurring or arising after the date of this Agreement that is material to the Acquiror and (a) was not known and was not reasonably foreseeable by any member of the Acquiror Board as of or prior to the execution of this Agreement (or the consequences (or magnitude) of which were not known and were not reasonably foreseeable by the Acquiror Board), which becomes known to the Acquiror Board prior to the time the Acquiror Stockholder Approval is obtained and (b) does not in any way involve or relate to (i) an Acquiror Business Combination Proposal, (ii) any actions taken, or not taken (due to prohibition), pursuant to this Agreement, including clearance of the Transactions under the HSR Act or any other applicable Laws and any action in connection therewith taken pursuant to or required to be taken pursuant to Section 8.01, (iii) any changes in the market price or trading volume of Acquiror Class A Common Stock or Acquiror Class B Common Stock or the major stock indexes in the U.S. market, (iv) any changes in Acquiror’s credit ratings, (v) the PIPE Investment Amount, the Preferred Investment Amount, the Subscription Agreements or the Forward Purchase Contract, (vi) any redemptions of Acquiror Class A Common Stock or (vii) any Effect that may not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (it being understood that with respect to each of the foregoing clauses (iii) through (vi), the Effect giving rise or contributing to such excluded change or event may be taken into account when determining whether an Intervening Event has occurred to the extent not otherwise excluded from this definition).

“IRS“ means the United States Internal Revenue Service.

“IT and Security Policies” mean any and all policies, programs, standards, controls, terms, commitments, requirements and procedures established, implemented or maintained by, or otherwise applicable to, Company or any of its Subsidiaries relating to IT Systems (e.g., acceptable use policies, access terms, terms of service, etc.), data protection, data privacy, data security, cybersecurity, incident response, breach notification, business interruption, disaster recovery or business continuity.

“IT Systems” means information technology systems, resources, Software, hardware, devices, networks, equipment, including all servers, workstations, routers, hubs, switches, data lines, dashboards, portals, storage, databases, mail servers and firewalls.

“Law” means any statute, law, ordinance, treaty, code, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Liability” shall mean any liability, debt, loss, damage, claim, cost, expense or obligation of any nature (including costs of investigation and defense and attorney’s fees, costs and expenses), in each case, whether direct or indirect, known or unknown, accrued or unaccrued, fixed or contingent or liquidated or unliquidated.

“Licensed IP” means all Intellectual Property licensed or otherwise made available to the Company or any of its Subsidiaries (in whole or in part) by any Person.

“Lien” means any lien, mortgage, charge, deed of trust, pledge, hypothecation, encumbrances, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, collateral assignments, title defect, title retention devices (including the interest of a seller having substantially the same economic effect as any of the foregoing), encroachment or other survey defect, or other lien, claims or encumbrance of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), except for (a) any restrictions arising under any applicable Securities Laws, and (b) any Taxes not yet due or payable.

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“Malicious Code” means any program routine, device, code or instructions or other undisclosed feature, including any time bomb, virus, software lock, self-destruction, drop-device, malicious logic, “denial of service” or phishing attacks, worm, Trojan horse, trap door, “disabling”, “lock out”, “metering” device, undocumented code, or any malicious code that is code that is able to delete, damage, disable, corrupt, deactivate, interfere with or otherwise harm any IT Systems with which same interacts.

“Milestone” means each of the $15.00 Share Price Milestone and the $17.50 Share Price Milestone.

“Non-Scheduled Licenses” means any (a) license for “shrink-wrap,” “click-through” or other “off-the-shelf” software that is not customized and commercially available to the public generally with annual license, maintenance, support and other fees of less than $20,000 in the aggregate, (b) licenses entered into in the ordinary course of business, (c) licensing relating to Open Source Software and (d) website, software or “app” terms of service, terms of use, end user license agreement or similar terms located on third party, social networking or similar publicly available platforms involving the royalty-free license or access without charge to non-customized and commercially available software.

“Non-Stockholder Earnout Holder” means a Person entitled to a Non-Stockholder Earnout Pro Rata Portion of the Earnout Shares as of the Effective Time.

“Non-Stockholder Earnout Pro Rata Portion” means, with respect to:

(a) each holder (other than TS, Atairos and Brett I. Parker and their respective Permitted Transferees (as defined in the Stockholders’ Agreement, and in the case of Brett I. Parker, applying such definition of Permitted Transferee to Brett I. Parker on a mutatis mutandis basis relative to Thomas F. Shannon)) of outstanding shares of Company Common Stock (or of Cancelled Options) as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Applicable Surviving Company Common Stock into which such holder’s shares of Company Common Stock may be converted in accordance with Section 3.01(b) (or in consideration for which such Cancelled Options may be cancelled pursuant to Section 3.01(d) assuming that all holders of Cancelled Options had made the Option Stock Election) divided by (ii) the sum of (x) the total number of shares of Applicable Surviving Company Common Stock into which all outstanding shares of Company Common Stock may be converted in accordance with Section 3.01(b) (calculated as if (A) the Preferred Exchange Amount were zero and (B) each holder of Company Common Stock made a Stock Election with respect to each share of Company Common Stock held by such holder) (or in consideration for which such Company Options may be cancelled pursuant to Section 3.01(d) assuming that all holders of Cancelled Options had made the Option Stock Election), plus (y) the total number of shares of Applicable Surviving Company Common Stock that would have been issued at the Effective Time in respect of each Converted Option assuming that the holder of such Converted Option had elected to have the provisions of Section 3.01(d)(i)(2) apply; and

(b) each holder (other than Thomas F. Shannon and Brett I. Parker and their Permitted Transferees (as defined in the Stockholders’ Agreement, and in the case of Brett I. Parker, applying such definition of Permitted Transferee to Brett I. Parker on a mutatis mutandis basis relative to Thomas F. Shannon)) of outstanding Company Options as of immediately prior to the Effective Time that are converted into Converted Options pursuant to Section 3.01(e), a fraction expressed as a percentage equal to (i) the number of shares of Applicable Surviving Company Common Stock that would have been issued at the Effective Time in respect of each Converted Option assuming that the holder of such Converted Option had elected to have the provisions of Section 3.01(d)(i)(2) apply, divided by (ii) the sum of (x) the total number of shares of Applicable Surviving Company Common Stock into which all outstanding shares of Company Common Stock may be converted in accordance with Section 3.01(b) (calculated as if (A) the Preferred Exchange Amount were zero and (B) each holder of Company Common Stock made a Stock Election with respect to each share of Company Common Stock held by such holder) (or in consideration for which Company Options may be cancelled pursuant to Section 3.01(d) assuming that all holders of Cancelled Options had made the Option Stock Election), plus (y) the total number of shares of Applicable Surviving Company Common Stock that would have been issued at the Effective Time in respect of each Converted Option assuming that the holder of such Converted Option had elected to have the provisions of Section 3.01(d)(i)(2) apply. For purposes of clauses (a)(ii)(x) and (b)(ii)(x) of this definition, “outstanding shares of Company Common Stock” shall be deemed to include all shares of Company Common Stock that would be outstanding at the time of measurement if the “Mandatory Conversion Time” (as such term is defined in the Company Charter) had occurred as of immediately prior to the time of measurement and that the “price per share of the Common Stock sold in such public offering” contemplated by the Company Charter were the Per Share Merger Consideration Value

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“NYSE” means the New York Stock Exchange, or any other substantially equivalent national securities exchange registered under Section 6 of the Exchange Act (such as NASDAQ).

“Open Source Software” means all Software and other materials that are distributed as “free software”, “open source software,” “shareware” or under a similar licensing or distribution model (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License, BSD Licenses and any other license for Software that meets the “Open Source Definition” promulgated by the Open Source Initiative or that includes similar terms).

“Option Election Consideration Cap” means (a) $20,000,000.00 minus (b) the product of (i) 5% multiplied by (ii) the Redemption Amount, as adjusted for any election made by the Company pursuant to Section 9.03(g); provided that if any Participating Company Options are exercised prior to the Closing, the dollar amount set forth in clause (a) of this definition shall be reduced in proportion to the total number of shares of Company Common Stock underlying such exercised Participating Company Options (calculated using the treasury method of accounting) relative to the total number of shares of Company Common Stock underlying all Participating Company Options outstanding on the date hereof (calculated using the treasury method of accounting), and the dollar amount set forth in clause (a) of the Cash Election Consideration Cap shall be increased by a corresponding dollar amount.

“Option Spread” means, with respect to a Company Option, the product of (a) the number of shares of Company Common Stock subject to such Company Option immediately before the Effective Time multiplied by (b) the excess of (i) the Per Share Merger Consideration Value over (ii) the per share exercise price of such Company Option.

“Owned IP” means all Intellectual Property owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI Requirements” means the standards and binding guidelines established by the Payment Card Industry (“PCI”), including the PCI Data Security Standard (“PCI-DSS”) and the Payment Application Data Security Standard (“PA-DSS”).

“Per Share Forfeited Share Consideration” means, (a) with respect to each share of Company Common Stock owned by Atairos as of immediately prior to the Effective Time, a number of shares of Applicable Surviving Company Common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Company Common Stock owned by Atairos, (b) with respect to each share of Company Common Stock held by TS or Thomas F. Shannon as of immediately prior to the Effective Time, a number of shares of Applicable Surviving Company Common Stock equal to (i) 50% multiplied by the number Forfeited Shares (as defined in the Sponsor Support Agreement) divided by (ii) the total number of shares of Company Common Stock held by TS or Thomas F. Shannon as of immediately prior to the Effective Time; and (c) with respect to each share of Company Common Stock held by any other Person, 0.

“Per Share Merger Consideration Value” means (a) the Equity Value divided by (b) the Company Outstanding Shares.

“Per Share Preferred Stock Cash Consideration” means an amount in cash equal to the Series A Per Share Liquidation Preference as of the Effective Time.

“Per Share Stock Consideration” means a number of shares of Applicable Surviving Company Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) ten (10).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that relate to amounts not yet delinquent or (B) that are being contested in good faith through appropriate Actions and appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase

Annex A-1-13

price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and in each case for which appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including, without limitation, easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vi) requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities, which are not violated in any material respect by the current use or occupancy of any Real Property, (viii) statutory Liens of landlords securing unpaid rent, (ix) Liens securing Indebtedness outstanding under any Existing Credit Agreement, (x) in the case of the Leased Real Property, any Lien to which fee simple interest (or any superior leasehold interest) is subject; (xi) any Lien arising under the Existing Stockholders’ Agreement, (xi) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Group Companies’ assets that are subject thereto and (xii) Liens described on Schedule 1.01(c).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means all (a) data and information that identifies, relates to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with an identifiable natural person or household, (b) data and information considered “personal information,” “personally identifiable information”, “individually identifiable health information,” “protected health information”, “user data”, “customer data”, “sensitive data”, “individual data”, “personal financial information” or “personal data” (or similar term or terminology), under any Privacy and Security Laws, (c) Cardholder Data or (d) data and information protected by, covered by or subject to any Laws.

“Preferred COD” means the Certificate of Designations of the Company for the designation and creation of the Acquiror Preferred Stock in substantially the form attached hereto as Exhibit C.

“Preferred Exchange Amount” means $105,000,000.

“Preferred Stock Cash Consideration” means an amount in cash equal to the Series A Per Share Liquidation Preference multiplied by the number of shares of Company Series A Preferred Stock issued and outstanding.

“Privacy and Security Laws” means any and all (a) Laws and binding industry self-regulatory principles applicable to or otherwise concerning data privacy, data secrecy, data protection, information security, data disposal, data transfers, data breaches (including incident reporting and breach notification), behavioral advertising, digital advertising, cross-device tracking, direct marketing, e-mails, text messages, telemarketing or consumer protection, (b) Laws applicable to collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring, storing and/or otherwise Processing Protected Information, (c) PCI Requirements or (d) binding guidance issued by a Governmental Authority that pertains to one of the Laws, rules or standards referenced in clause (a) or (b).

“Process” or “Processing” means, with respect to data, the use, collection, creation, processing, receipt, storage, hosting, recording, organization, structuring, licensing, aggregation, anonymizing, monitoring, alteration, transfer, transmission, retrieval, disclosure, dissemination, inspection, analysis, disposal, erasure or destruction of such data.

“Proprietary Information” means all trade secrets, confidential or proprietary information, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, methodologies, processes, techniques, ideas, discoveries, research and reports, specifications, algorithms, programming code, plans, proposals, invention disclosures, improvements, models, devices, prototypes, data analysis, schematics, tools, sketches, drawings, samples, data compilations, databases, data maps, data extracts, data annotations, build instructions, current and anticipated customer and product requirements, technology and system data, metadata, methods, network configurations, analyses and architectures, programs, protocols, product and service specifications, plans and roadmaps, financial, technical, marketing and business data and information, sales, pricing, projection and cost information, customer, client, employee, individual data, Personal Information, personnel, vendor, supplier, partner and other information and lists.

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“Protected Information” means all data and information that (a) is Business Data or (b) is subject to any Data Requirements or any confidentiality, non-disclosure or similar obligation applicable to the Company or any of its Subsidiaries.

“Proxy Statement” means the proxy statement filed by Acquiror on Schedule 14A as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Class A Common Stock in conjunction with a stockholder vote on the Merger).

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Class A Common Stock for cash in connection with the Transactions and in accordance with the Acquiror Governing Documents.

“Redemption Amount” means an amount determined by the Company up to the amount, if any, by which the Closing Acquiror Cash is less than $600,000,000.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other Governmental Authority with jurisdiction over enforcement of any applicable Antitrust Law, as applicable.

“Related Party” means a Company Related Party or an Acquiror Related Party, as applicable.

“Remedial Action” means all action required under applicable Environmental Laws: (x) to cleanup, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Requisite Stockholders” means the persons or entities listed on Schedule 1.01(d).

“Sanctioned Person” means at any time any Person (a) listed on any sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) other similar Governmental Authority from time to time.

“Schedules” means sections of the disclosure letter of the Company and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Series A Per Share Liquidation Preference” has the meaning set forth in the Company Charter.

“Significant Capital Lease” means any lease to which any of the Group Companies is a party that is required by GAAP (as in effect on the dated of this agreement) to be recorded as a capitalized lease and which has an outstanding principal balance as of the date of this Agreement of at least $25,000,000;

Annex A-1-15

“Software” means all computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, systems, specifications, network tools, data, databases, firmware, designs and documentation thereto, software code of any nature (including all source code, object code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, development tools, templates and user interfaces.

“Special Meeting” means an extraordinary general meeting of the Acquiror to be held for the purpose of approving the Proposals.

“Sponsor” means Isos Acquisition Sponsor LLC, a Delaware limited liability company.

“Sponsor Shares” means (i) prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror, and (ii) following the Domestication, the Class A Common Stock of Acquiror, par value $0.0001 per share, authorized pursuant to the Acquiror Certificate of Incorporation.

“Stockholder Earnout Holder” means a Person entitled to a Stockholder Earnout Pro Rata Portion of the Earnout Shares as of the Effective Time.

“Stockholder Earnout Pro Rata Portion” means, with respect to (i) TS and Thomas F. Shannon, collectively, (A) 47.59% multiplied by (B) 100% minus the aggregate Non-Stockholder Earnout Pro Rata Portion, (ii) Atairos, (A) 47.59% multiplied by (B) 100% minus the aggregate Non-Stockholder Earnout Pro Rata Portion and (iii) Brett I. Parker (A) 4.82% multiplied by (B) 100% minus the aggregate Non-Stockholder Earnout Pro Rata Portion. The Stockholder Earnout Pro Rata Portion attributable to TS and Thomas F. Shannon shall be allocated among such Persons on a pro rata basis based on their relative ownership of shares of Company Common Stock (calculated as if Thomas F. Shannon made an Option Stock Election with respect to each Company Option held by him).

“Subsidiary” means, with respect to a Person, (a) solely for purposes of Section 4.03(b), Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.18(a), Section 4.20 and Section 6.01, any Affiliate directly or indirectly Controlled by such Person that is a concession company, (b) any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or (c) any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Company Class A Common Stock” means the common stock of the Surviving Company, $0.0001 par value per share, designated as Class A Common Stock in the Surviving Company Certificate of Incorporation.

“Surviving Company Class B Common Stock” means the common stock of the Surviving Company, $0.0001 par value per share, designated as Class B Common Stock in the Surviving Company Certificate of Incorporation.

“Surviving Company Preferred Stock” means the series of preferred stock of the Surviving Company titled “Series A Convertible Preferred Stock”, par value $0.0001 per share.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Opinion” means an opinion of Tax Opinion Counsel, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Annex A-1-16

“Tax Opinion Counsel” means Paul, Weiss, Rifkind, Wharton & Garrison LLP (or if Paul, Weiss, Rifkind, Wharton & Garrison LLP is unable to or prior to the Closing does not deliver the Tax Opinion, Hughes Hubbard & Reed LLP).

“Tax Return” means any return, report, statement, refund, claim, disclosure, declaration, information report or return, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names and other source or business identifiers, trade dress, look and feel, product and service names, logos, brand names, designs, slogans, common law trademarks and service marks and other distinctive identification and/or indicia of origin and/or source, whether or not registered, including all common law rights thereto, and all applications, renewals, extensions and registrations therefor, and all goodwill associated with or related to any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Tranche 2 Options” means, collectively, the Company Options described on Schedule 1.01(e).

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Stockholders’ Agreement, the Forward Purchase Contract, the Subscription Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Stockholder Support Agreements, the Lock-Up Agreements and any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 2, 2021, between Acquiror and Continental Stock Transfer& Trust Company, as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Terms Defined Elsewhere in This Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
$15.00 Earnout Shares	Annex I
$15.00 Share Price Milestone	Annex I
$15.00 Share Price Milestone Date	Annex I
$17.50 Earnout Shares	Annex I
$17.50 Share Price Milestone	Annex I
$17.50 Share Price Milestone Date	Annex I
Acceleration Event	Annex I
Acquiror	Preamble
Acquiror Adjournment Proposal	8.03(d)
Acquiror Affiliate Agreement	5.20
Acquiror Board Recommendation	8.03(g)
Acquiror Change in Recommendation	8.03(g)
Acquiror Change in Recommendation Notice	8.03(g)
Acquiror Change in Recommendation Notice Period	8.03(g)
Acquiror Cure Period	10.01(c)
Acquiror Debt Limit	7.02(a)(viii)
Acquiror Employee Stock Purchase Plan	Recitals

Annex A-1-17

Term	Section
Acquiror Employee Stock Purchase Plan Proposal	8.03(d)
Acquiror Parties	11.16(a)
Acquiror Omnibus Incentive Plan	Recitals
Acquiror Omnibus Incentive Plan Proposal	8.03(d)
Acquiror Public Stockholders	6.02
Acquiror SEC Reports	5.11(a)
Acquiror Stockholder Approval	5.02(b)
Additional Proposal	8.03(d)
Agreement	Preamble
Aggregate Cash Election Amount	3.01(b)(i)
Atairos	Recitals
Audited Financial Statements	4.06(a)
Cancelled Option	3.01(d)(i)
Cancelled Shares	3.01(c)
Cash Electing Option	3.01(d)(i)(1)
Cash Electing Share	3.01(b)(i)
Cash Election	3.01(b)(i)
Cash Fraction	3.01(b)(i)
Certificate of Merger	2.02
Change of Control	Annex I
Closing	2.04
Closing Date	2.04
Closing Preferred Stock Consideration	3.01(b)(ii)
Code	Recitals
Common Subscribers	Recitals
Common Subscription Agreements	Recitals
Company	Preamble
Company Affiliate Agreement	4.19
Company Board Recommendation	6.03
Company Cure Period	10.01(b)
Company Parties	11.16(b)
Company Registered IP	4.10(d)
Company Stockholders Meeting	6.03
Converted Option	3.01(e)(i)
Davis Polk	11.16(b)
Defending Party	8.09
DGCL	Recitals
Dissenting Shares	3.06(a)
Domestication	Recitals
Domestication Proposal	8.03(d)
Earnout Shares	Annex I
Effective Time	2.02
Election Date	3.02(c)
Exchange Agent	3.03(a)
Exchange Fund	3.03(a)
Financial Statements	4.06(a)
Form of Election	3.02(b)
Governing Document Proposal	8.03(d)
HHR	11.16(a)
Insurance Policies	4.15

Annex A-1-18

Term	Section
Intended Tax Treatment	Recitals
Interim Period	6.01
Last Audited Balance Sheet Date	4.06(a)
Last Unaudited Balance Sheet Date	4.06(a)
Leased Real Property	4.16(c)
Letter of Transmittal	3.03(b)
Lock-Up Agreements	Recitals
Material Contracts	4.11(a)
Material Lease	4.16(c)
Merger	Recitals
NYSE Proposal	8.03(d)
Offer	Recitals
Option Cash Election	3.01(d)(i)(1)
Option Stock Election	3.01(d)(i)(2)
Outstanding Acquiror Expenses	3.05(b)
Outstanding Company Expenses	3.05(a)
Owned Real Property	4.17
Per Share Cash Election Consideration	3.01(b)(i)
PIPE Investment Amount	5.22
Preferred Investment Amount	5.22
Preferred Subscribers	Recitals
Preferred Subscription Agreements	Recitals
Proposals	8.03(d)
PWRW&G	11.16(b)
Real Property	4.17
Registration Rights Agreement	Recitals
Registration Statement	1.01(a)
Released Claims	6.02
Stock Election	3.01(b)(ii)
Stockholders’ Agreement	Recitals
Stockholder Support Agreement	Recitals
Subscribers	Recitals
Subscription Agreements	Recitals
Sponsor Support Agreement	Recitals
Surviving Company	Recitals
Surviving Company Board	2.06
Surviving Company Bylaws	2.05(b)
Surviving Company Certificate of Incorporation	2.05(a)
Surviving Provisions	10.02
Terminating Acquiror Breach	10.01(c)
Terminating Company Breach	10.01(b)
Termination Date	10.01(b)
Transaction Proposal	8.03(d)
Trust Account	5.08
Trust Agreement	5.08
Trustee	5.08
TS	Recitals
Unaudited Interim Financial Statements	1.01(a)
Unaudited Financial Statements	4.06(a)
Written Consent	6.03

Annex A-1-19

1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

(h) With respect to any Person acquired by the Company or any of its Subsidiaries after the date of this Agreement and disclosed on Schedule 6.01(h), (i) no representations and warranties (including those set forth in Article IV) are made with respect to any such Person, (ii) for purposes of determining whether the conditions set forth in Section 9.02(a) and Section 9.02(b) have been satisfied, any such Person shall be excluded, and (iii) any such Person shall be the subject of any covenant contained in this Agreement only from and after the closing of such acquisition.

1.04 Knowledge.

As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, the persons set forth on Schedule 1.04(a), and in the case of Acquiror, the persons set forth on Acquiror Schedule 1.04(b), in each case, after reasonable inquiry.

Article II
DOMESTICATION; THE MERGER; CLOSING

2.01 Domestication. Subject to receipt of the Acquiror Stockholder Approval, prior to the Closing, Acquiror shall cause the Domestication to become effective in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (As Revised), including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Acquiror Certificate of Incorporation in the form attached hereto as Exhibit A, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under Part XII of the Cayman Islands Companies Act (As Revised) in connection with the Domestication and (c) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror

Annex A-1-20

Stockholder, (i) each Class A ordinary share of Acquiror outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Acquiror Class A Common Stock, (ii) each Class B ordinary share of Acquiror outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Acquiror Class A Common Stock and (iii) the Governing Documents of the Acquiror shall be the Acquiror Certificate of Incorporation and the Acquiror Bylaws. For the avoidance of doubt, prior to Closing, Acquiror shall cause the Acquiror Bylaws to be in the form attached hereto as Exhibit B until thereafter amended in accordance with the provisions thereof, the Acquiror Certificate of Incorporation and the DGCL. The Company will reasonably cooperate with Acquiror with respect to the Domestication. Immediately following the completion of the Domestication, Acquiror shall file the Preferred COD in accordance with the DGCL with the Secretary of State of the State of Delaware.

2.02 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, following the Domestication and in accordance with the DGCL, at the Effective Time, the Company shall be merged with and into Acquiror. As a result of the Merger, the separate corporate existence of the Company shall cease and Acquiror shall continue as the Surviving Company. At the Closing and following the Domestication, Acquiror shall file a certificate of merger with respect to the Merger in accordance with this Agreement and the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Merger shall become effective immediately upon filing of the Certificate of Merger (the “Effective Time”).

2.03 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company shall vest in the Surviving Company, and all of the debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

2.04 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger and the other Transactions contemplated by the Transaction Documents to be effected at or immediately prior to or immediately following the Effective Time or otherwise on the date of the Merger (the “Closing”) shall take place electronically through the exchange of documents via email or facsimile on the date which is five (5) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.05 Governing Documents. At the Effective Time:

(a) the Acquiror Certificate of Incorporation shall become the certificate of incorporation of the Surviving Company until thereafter supplemented or amended in accordance with its terms and the DGCL, except that references to the name of Acquiror shall be replaced with references to the name of the Company (the “Surviving Company Certificate of Incorporation”); and

(b) the Acquiror Bylaws shall become the bylaws of the Surviving Company until thereafter supplemented or amended in accordance with its terms, the Surviving Company Certificate of Incorporation and the DGCL (subject to Section 7.01), except that references to the name of Acquiror shall be replaced with references to the name of the Company (the “Surviving Company Bylaws”).

2.06 Directors and Officers of the Surviving Company. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, Acquiror shall take all actions necessary or appropriate to cause the individuals set forth on Schedule 2.06 (the “Designated Individuals”) to be members of the board of directors of the Surviving Company (the “Surviving Company Board”), and the officers of the Surviving Company as of immediately following the Effective Time to be comprised of the individuals set forth on Schedule 2.06 effective as of the Closing, each to hold office in accordance with the DGCL and the Surviving Company Certificate of Incorporation, the Surviving Company Bylaws and the Stockholders’ Agreement and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed;

Annex A-1-21

provided that, in each case, (a) there are no material changes after the date of this Agreement with respect to a Designated Individual such that such Designated Individual is ineligible to serve on the Surviving Company Board or as an officer of the Surviving Company, as applicable, under applicable Laws and listing requirements and (b) such Designated Individual remains willing to serve on the Surviving Company Board or as an officer of the Surviving Company, as applicable. If the Company wishes to designate any individual, other than a Designated Individual, to be a member of the Surviving Company Board or an officer of the Surviving Company, in each case, as of immediately following the Effective Time, Acquiror shall take all actions necessary or appropriate to cause such individual to be a member of the Surviving Company Board or an officer of the Surviving Company up to the maximum number specified in the Surviving Company Certificate of Incorporation and Surviving Company Bylaws if so specified; provided that (x) such individual is not ineligible to serve on the Surviving Company Board or as an officer of the Surviving Company, as applicable, under applicable Laws and listing requirements, (y) such individual is willing to serve on the Surviving Company Board or as an officer of the Surviving Company, as applicable, and (z) in the case of an individual designated to be a member of the Surviving Company Board, such designation complies with the terms of the Stockholders’ Agreement, which compliance will be determined by delivery by the Company of a certificate to that fact.

Article III
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES

3.01 Conversion of Securities.

(a) Conversion of Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or Company Stockholders, each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive an amount in cash, without interest, equal to the Per Share Preferred Stock Cash Consideration. All of the shares of Company Preferred Stock converted into the right to receive consideration as described in this Section 3.01(a) shall no longer be outstanding and shall cease to exist, and each holder of shares of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Preferred Stock Cash Consideration into which such share of Company Preferred Stock shall have been converted.

(b) Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or Company Stockholders, each share of Company Common Stock (other than Treasury Stock or shares of Company Common Stock held by Acquiror) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive (A) subject to the provisions of Annex I, the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 3.07 and Annex I, (B) the following:

(i) if the holder of such share of Company Common Stock makes a proper and timely election in accordance with Section 3.02 to receive cash (a “Cash Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 3.02 (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value (the ”Per Share Cash Election Consideration”); provided, however, that if (A) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (B) the Per Share Cash Election Consideration (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Election Consideration Cap, then each Cash Electing Share shall be converted into the right to receive (1) an amount in cash, without interest, equal to the product of (aa) the Per Share Cash Election Consideration and (bb) a fraction, the numerator of which shall be the Cash Election Consideration Cap and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (2) a number of validly issued, fully paid and nonassessable shares of Applicable Surviving Company Common Stock equal to the product of (x) the Per Share Stock Consideration and (y) one (1) minus the Cash Fraction; and

(ii) if the holder of such share makes a proper election to receive shares of Applicable Surviving Company Common Stock (a “Stock Election”) with respect to such share of Company Common Stock, which election has not been revoked pursuant to Section 3.02, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share in accordance with the procedures set forth in Section 3.02, the Per Share Stock Consideration; and

Annex A-1-22

(C) the Per Share Forfeited Share Consideration.

All of the shares of Company Common Stock converted into the right to receive consideration as described in this Section 3.01(b) shall no longer be outstanding and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.01(b) into which such share of Company Common Stock shall have been converted. Notwithstanding the foregoing, the Atairos Preferred Exchange Shares shall be converted, in the aggregate, into the right to receive a number of shares of Acquiror Preferred Stock having an aggregate initial liquidation preference equal to the Preferred Exchange Amount (the “Closing Preferred Stock Consideration”).

(c) Treasury Stock and Company Common Stock held by Acquiror. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, (i) each share of Company Common Stock and each share of Company Preferred Stock held in the treasury of the Company and (ii) each share of Company Common Stock held by Acquiror shall, in each case, be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto (such Company Shares, the “Cancelled Shares”).

(d) Cancellation of Company Options.

(i) Prior to the Effective Time, the Company shall provide each holder of Company Options (other than the Tranche 2 Options) (each a “Participating Company Option”) with the opportunity to elect, pursuant to such procedures as the Company shall reasonably determine, (i) whether to have the provisions of Section 3.01(d)(i)(1) apply, (ii) whether to have the provisions of Section 3.01(d)(i)(2) apply or (iii) whether to have the provisions of Section 3.01(e) apply. To the extent a holder of a Participating Company Option does not make an election, then Section 3.01(d)(i)(2) shall apply to such Participating Company Option. At the Effective Time, each Participating Company Option that is outstanding immediately prior to the Effective Time for which the holder of such Participating Company Option has elected to have the provisions of this Section 3.01(d)(i)(1) or Section 3.01(d)(i)(2) apply, or for which such holder does not make an election, shall be cancelled (each, a “Cancelled Option”) in consideration for the right to receive (A) subject to the provisions of Annex I, the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 3.07 and Annex I and (B) the following:

(1) if the holder of such Cancelled Option elects to have the provisions of Section 3.01(d)(i)(1) apply (an “Option Cash Election”) with respect to such Cancelled Option (each such Cancelled Option, a “Cash Electing Option”), an amount in cash for such Cash Electing Option, without interest, equal to the Option Spread with respect to such Cash Electing Option, except that if the aggregate Option Spread with respect to all Cash Electing Options exceeds the Option Election Consideration Cap, then the amount of cash payable with respect to such Cash Electing Option shall be reduced on a prorated basis, and the amount of such Option Spread that is not payable in cash due to such reduction shall be paid to such holder in a number of validly issued, fully paid and nonassessable shares of Applicable Surviving Company Common Stock equal to (x) such amount that is not payable in cash divided by (y) $10; and

(2) if the holder of such Cancelled Option elects to have the provisions of Section 3.01(d)(i)(2) apply (an “Option Stock Election”) with respect to such Company Option, or the holder of such Cancelled Option fails to make an Option Cash Election or Option Stock Election with respect to such Cancelled Option, a number of validly issued, fully paid and nonassessable shares of Applicable Surviving Company Common Stock equal to (x) the Option Spread with respect to such Cancelled Option divided by (y) $10.

(ii) At the Effective Time, each Tranche 2 Option that is outstanding immediately prior to the Effective Time shall be cancelled without payment to the holder thereof.

(iii) Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 3.01(d) under the Company Option Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Acquiror that all necessary determinations by the Company Board or applicable committee thereof to cancel Company Options in accordance with this Section 3.01(d) have been made.

Annex A-1-23

(e) Assumption of Company Options.

(i) At the Effective Time, each Participating Company Option that is outstanding immediately prior to the Effective Time for which the holder of such Participating Company Option has elected to have the provisions of this Section 3.01(e) apply shall be assumed by the Surviving Company and converted into (A) an option to purchase shares of Applicable Surviving Company Common Stock (each, a “Converted Option”) and (B) the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 3.07 and Annex I.

(ii) Each Converted Option will be issued under the Company Option Plan and will have and be subject to the same terms and conditions as were applicable to the applicable Participating Company Option immediately before the Effective Time, except that (A) from the Effective Time, each Converted Option will be fully vested and immediately exercisable for that number of shares of Applicable Surviving Company Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (y) the Per Share Stock Consideration; and (B) the per share exercise price for each share of Applicable Surviving Company Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (y) the Per Share Stock Consideration; provided, however, that the exercise price and the number of shares of Applicable Surviving Company Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(iii) In connection with the assumption of the Converted Options pursuant to this Section 3.01(e), the Company and Acquiror shall cause the Surviving Company to assume the Company Option Plan as of the Effective Time. Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 3.01(e) under the Company Option Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Acquiror that all necessary determinations by the Company Board or applicable committee thereof to assume and convert Company Options in accordance with this Section 3.01(e) have been made.

(f) Treatment of Acquiror Class A Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Acquiror Class A Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of the Surviving Company Class A Common Stock and each share of Acquiror Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding as an issued and outstanding share of the Surviving Company Preferred Stock. For the avoidance of doubt, immediately prior to the Effective Time (after effectiveness of the Domestication), there shall be no outstanding Acquiror Class B Common Stock.

3.02 Consideration Election Procedure.

(a) On or prior to the Election Date, each Company Stockholder entitled to receive consideration pursuant to Section 3.01(b) shall be entitled to specify the number of such holder’s shares of Company Common Stock (other than Atairos Preferred Exchange Shares) with respect to which such holder makes a Cash Election or a Stock Election by complying with the procedures set forth in this Section 3.02.

(b) Acquiror shall prepare and file as an exhibit to the Registration Statement, a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. Acquiror shall cause the Exchange Agent to mail or otherwise deliver the Form of Election to each holder of record (as of such mailing) of Company Common Stock no later than the earlier of: (i) five (5) days following the effectiveness of the Registration Statement and (ii) twenty (20) days prior to the Election Date. Each Company Stockholder entitled to receive consideration pursuant to Section 3.01(b) may use the Form of Election to make a Cash Election or a Stock Election. In the event that any such Company Stockholder fails to make a Cash Election or a Stock Election with respect to any or all Company Common Stock held or beneficially owned by such holder (other than Atairos Preferred Exchange Shares), then such holder shall be automatically deemed to have made a Stock Election with respect to those shares.

Annex A-1-24

(c) Any applicable Company Stockholder’s election pursuant to the Form of Election will be deemed properly made only if the Exchange Agent has received at its designated office, by 5:00 p.m. (New York time) on the Business Day that is two (2) Business Days prior to the Closing or such other date as Acquiror and the Company will, prior to the Closing, mutually agree (the “Election Date”), a Form of Election properly completed and signed in accordance with the instructions therein and any other properly completed and executed documents required to be delivered by such Company Stockholder pursuant to this Agreement. Acquiror and the Company shall publicly announce the anticipated Election Date at least ten (10) Business Days prior to the anticipated Election Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and Acquiror and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Date; provided, that such subsequent announcement may be made five (5) Business Days prior to the Election Date.

(d) Any Form of Election may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent prior to the Election Date. In the event a Form of Election is validly revoked prior to the Election Date, the holders of the shares of Company Common Stock represented by such Form of Election shall be deemed to have made a Stock Election with respect to those shares, except to the extent a subsequent election is properly made prior to the Election Date. Any Cash Election or Stock Election as of the Election Date is final and irrevocable, unless (i) otherwise consented to in writing by the Company (which such consent may, in the Company’s sole discretion, be provided or denied), or (ii) this Agreement is validly terminated in accordance with Article X, in which case all Cash Elections and Stock Elections shall automatically be revoked concurrently with the termination of this Agreement. Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election or a Stock Election is validly made or deemed to be made with respect to any shares of Company Common Stock, no further registration of transfers of such shares shall be made on the stock transfer books of the Company until the Closing, unless and until such Cash Election or Stock Election is validly revoked in accordance with this Section 3.02.

(e) The Company shall have sole discretion to determine if a Cash Election or a Stock Election is not properly made, changed or revoked with respect to any shares of Company Common Stock (none of the Company, Acquiror, or the Exchange Agent being under any duty to notify any holder of Company Common Stock of any applicable defect). In the event the Company makes a reasonable determination that a Cash Election or a Stock Election was not properly made (including as a result of the Exchange Agent not receiving a Form of Election by the Election Deadline), such Cash Election or Stock Election shall be deemed to be ineffective, and the shares of Company Common Stock covered by such Cash Election or Stock Election shall, for purposes hereof, be deemed to have made a Stock Election.

3.03 Exchange of Company Securities.

(a) Exchange Agent. Prior to the Effective Time, Acquiror shall enter into an agreement (in form and substance reasonably satisfactory to the Company) with a bank or trust company that shall be designated by the Company and is reasonably satisfactory to Acquiror (the “Exchange Agent”) to act as exchange agent for the payment of consideration to each Company Stockholder entitled to receive such consideration pursuant to Section 3.01(b). On or prior to the Closing Date, Acquiror shall provide notice to the Exchange Agent, for the benefit of the holders of Company Common Stock, of the aggregate exchange of such holders’ Company Common Stock in accordance with this Article III for all of the Aggregate Closing Common Stock Consideration and for the Closing Preferred Stock Consideration, and shall deposit or cause to be deposited an amount in cash payable by Acquiror pursuant to Section 3.01(a), Section 3.01(b) and Section 3.03(h) and all of the Aggregate Closing Common Stock Consideration (such amount of cash and such shares of Applicable Surviving Company Common Stock hereinafter referred to as the “Exchange Fund”). Acquiror shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the amount in cash payable by Acquiror pursuant to Section 3.01(a), Section 3.01(b) and Section 3.03(h) or the Per Share Stock Consideration or Closing Preferred Stock Consideration, as applicable, out of the Exchange Fund in accordance with the applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Acquiror; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three

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(3) months. To the extent such fund increases for any reason above the level required to make prompt payment of any outstanding Per Share Preferred Stock Cash Consideration to be paid pursuant to Section 3.01(a) or Per Share Cash Election Consideration to be paid in pursuant to Section 3.01(b)(i), the Surviving Company shall, following such prompt payment, be the sole owner of any amounts left over in such Exchange Fund.

(b) Exchange Procedures. Concurrently with the mailing or other delivery of the Form of Election, Acquiror shall direct the Exchange Agent to mail to each holder of Company Common Stock or Company Preferred Stock entitled to receive the Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable, pursuant to Section 3.01, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as mutually agreed to by the Company and Acquiror) for use in such exchange (each, a “Letter of Transmittal”). Each holder of shares of Company Common Stock and Company Preferred Stock that have been converted into the right to receive the Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable, pursuant to Section 3.01, shall be entitled to receive such Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable, upon receipt of a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. If a Company Stockholder has delivered to the Exchange Agent a properly completed and executed Form of Election and Letter of Transmittal in accordance with Section 3.02 and this Section 3.03 prior to the Closing Date, Acquiror shall cause the Exchange Agent to deliver to such Company Stockholder on the Closing Date the Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable, into which such Company Stockholder’s Company Common Stock and Company Preferred Stock have been converted into the right to receive pursuant to Section 3.01. No interest shall be paid or accrued upon the transfer of any share.

(c) No Further Rights in Company Common Stock or Company Preferred Stock. The Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration, the shares of Acquiror Preferred Stock and the Closing Preferred Stock Consideration, as applicable, payable upon conversion of the Company Shares in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares.

(d) Adjustments to Per Share Consideration. The Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, subdivision, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Company Common Stock, Company Preferred Stock, Acquiror Class A Common Stock, Acquiror Class B Common Stock or the Acquiror Preferred Stock occurring on or after the date hereof and prior to the Effective Time (including any of the foregoing in connection with the Domestication); provided, however, that this Section 3.03(d) shall not be construed to permit Acquiror or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one-year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Company Shares who have not theretofore complied with this Section 3.03 shall thereafter look only to the Surviving Company for the Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable. Any portion of the Exchange Fund remaining unclaimed by holders of Company Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. Neither the Exchange Agent nor the Surviving Company shall be liable to any holder of Company Shares for any such Company Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.

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(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Company, the Company and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of Company Options or Company Shares such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non U.S. Tax Law; provided, however, that, except as a result of a failure to deliver the IRS Form W-9 required under Section 8.04(d), before making any deduction or withholding pursuant to this Section 3.03(g), the Surviving Company and the Exchange Agent, as applicable, shall give the Company at least five (5) days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide the Company with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.03(g). To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding. To the extent that any withholding is required to be made with respect to consideration consisting of shares of Applicable Surviving Company Stock, the Surviving Company may take reasonable steps to satisfy its withholding obligation, including holding back shares and selling them in order to make required tax payments or alternatively conditioning delivery of such shares on the recipient paying sufficient cash to the Surviving Company to enable it to make the required tax payments.

(h) Fractional Shares. No certificates or scrip or shares representing fractional shares of Applicable Surviving Company Common Stock shall be issued upon the exchange of Company Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Surviving Company or a holder of shares of Applicable Surviving Company Common Stock. Each holder of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Applicable Surviving Company Common Stock (after aggregating all fractional shares that would otherwise be received by such holders into whole shares) shall receive, in lieu thereof, an amount in cash equal to such fractional amount multiplied by the average weighted price per share of Acquiror Class A Common Stock on the NYSE (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Acquiror and the Company) on each of the five (5) consecutive trading days ending with the last complete trading day prior to the Closing Date.

3.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock or Company Preferred Stock, except as otherwise provided in this Agreement or by Law.

3.05 Payment of Expenses.

(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of all of the following fees, costs, expenses and disbursements incurred by or on behalf of the Company in connection with or relating to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with the invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursement of outside counsel incurred in connection with the Transactions, (ii) the fees and expenses of any other agents, advisors, accountants, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions and (iii) transaction bonuses to the persons and in the amounts set forth on Schedule 3.05 (collectively, the “Outstanding Company Expenses”). On the Closing Date, following the Closing, the Surviving Company shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Company Expenses.

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(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all fees, costs, expenses and disbursements incurred by or on behalf of Acquiror or Sponsor for outside counsel, agents, advisors, accountants, consultants, experts, financial advisors and other service providers engaged by or on behalf of Acquiror or Sponsor incurred in connection with or relating to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Acquiror Expenses”). On the Closing Date, the Surviving Company shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Acquiror Expenses. On the Closing Date, the Surviving Company shall repay in full the outstanding amount, without interest, due under all loans (if any) made by the Sponsor or any of its Affiliates to Acquiror that are incurred as expressly permitted by Section 7.02(a)(viii), by payment to the payee designated by the Sponsor by wire transfer of immediately available funds to the account designated by the Sponsor, and Acquiror shall cause all other loans, whether or not made by the Sponsor or its Affiliates, made to Acquiror to be forgiven in full effective as of Closing.

(c) Except as set forth in this Section 3.05 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

3.06 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such Company Shares, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the Per Share Stock Consideration, the Per Share Preferred Stock Cash Consideration, the Per Share Cash Election Consideration or the Closing Preferred Stock Consideration, as applicable, unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of his, her or its Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, (i) in the case of any Dissenting Shares which are Company Common Stock, the Per Share Stock Consideration, and (ii) in the case of any Dissenting Shares which are Company Preferred Stock, the Per Share Preferred Stock Cash Consideration, in each case, without any interest thereon.

(b) Prior to the Closing, the Company shall give Acquiror (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

3.07 Earnout Shares. The Surviving Company will issue within five (5) Business Days following the occurrence of the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable, to each holder of Company Common Stock that had immediately prior to the Effective Time an Earnout Pro Rata Portion exceeding zero (0) a number of shares of Applicable Surviving Company Common Stock in accordance with Annex I hereto. In accordance with Annex I hereto, within five (5) Business Days following the Closing Date, the Surviving Company will issue under the Acquiror Omnibus Incentive Plan to each holder of Company Options (other than Thomas F. Shannon and his Permitted Transferees (as defined in the Stockholders’ Agreement)) that had immediately prior to the Effective Time an Earnout Pro Rata Portion exceeding zero (0) a number of Earnout Shares assuming the achievement of the $15.00 Share Price Milestone and the $17.50 Share Price Milestone, and based on the holder’s Earnout Pro Rata Portion, which Earnout Shares shall be subject to forfeiture to the extent the $15.00 Share Price Milestone and the $17.50 Share Price Milestone, as applicable, are not achieved within the timeframe set forth in Annex I. The issuance of the Earnout Shares or vesting of Earnout Shares, as applicable, shall be subject to withholding pursuant to Section 3.03(g). Notwithstanding anything contained herein to the contrary, except as otherwise agreed in writing by the Company or determined by the Surviving Company Board, (a) if any Non-Stockholder Earnout Holder is not employed by a Group Company on the $15.00 Share Price Milestone

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Date then such Non-Stockholder Earnout Holder’s Earnout Shares shall be forfeited prior to vesting and shall be reallocated to the Stockholder Earnout Holders in accordance with their respective Stockholder Earnout Pro Rata Portion (and such additional Earnout Shares shall be deemed to be part of such Stockholder Earnout Holders’ respective Earnout Pro Rata Portion for purposes of Annex I) and (b) if any Non-Stockholder Earnout Holder is not employed by a Group Company on the $17.50 Share Price Milestone Date then such Non-Stockholder Earnout Holder’s $17.50 Earnout Shares shall be forfeited prior to vesting and shall be reallocated to the Stockholder Earnout Holders in accordance with their respective Stockholder Earnout Pro Rata Portion (and such additional Earnout Shares shall be deemed to be part of such Stockholder Earnout Holders’ respective Earnout Pro Rata Portion for purposes of Annex I). The parties intend that none of the rights to receive the Earnout Shares and any interest therein shall be deemed to be a “security” for purposes of any securities Law of any jurisdiction. The right to receive the Earnout Shares are deemed contractual rights in connection with the Merger and the parties do not view the right to receive the Earnout Shares as an investment by the holders thereof. The right to receive the Earnout Shares will not be represented by any physical certificate or similar instrument. The right to receive the Earnout Shares does not represent an equity or ownership interest in any entity. No interest in the right to receive the Earnout Shares may be sold, transferred assigned, pledged, hypothecated, encumbered or otherwise disposed of, except by operation of law, and any attempt to do so shall be null and void. For the avoidance of doubt, once issued, the Earnout Shares shall be considered a “security” for purposes of any securities Law of any jurisidiction and the restrictions set forth in the foregoing sentence shall not apply to such issued Earnout Shares.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as qualified by the Schedules in accordance with (and subject to) Section 11.07, the Company represents and warrants to Acquiror as follows:

4.01 Corporate Organization of the Company; Subsidiaries.

(a) The Company is duly incorporated, is validly existing and in good standing under the Laws of Delaware. The Company has the requisite corporate power and authority to own, lease or operate all of its assets and properties and to conduct its business as it is now being conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Governing Documents of the Company, as previously delivered by the Company to Acquiror, are true, correct and complete and are in effect as of the date of this Agreement. The Company is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its Governing Documents. The Company is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, as of the date hereof is set forth on Schedule 4.01(b). The Subsidiaries of the Company have been duly formed or organized and are validly existing and in good standing under the Laws of their jurisdiction of formation or organization and have the requisite power and authority to own, lease or operate all of their respective assets and properties and to conduct their respective businesses as they are now being conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, have been previously made available to Acquiror by the Company, and are in effect as of the date of this Agreement. Each Subsidiary of the Company is, and at all times have been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in their respective Governing Documents. Each Subsidiary of the Company is duly licensed or qualified as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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4.02 Due Authorization.

(a) The Company has all requisite corporate and entity power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder, as applicable, and to consummate the Transactions. The execution, delivery and performance of this Agreement and such Transaction Document by the Company and the consummation of the Transactions has been duly and validly authorized and approved by the Company Board and, except for the Company Stockholder Approval, no other company or corporate proceeding on the part of the Company is or will be necessary to authorize this Agreement and each Transaction Document to which the Company is or will be a party and the Transactions. The Company Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Transaction Document and to approve the Transactions. This Agreement has been, and each Transaction Document to which the Company is or will be a party has been or will be on or prior to Closing, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and/or thereto, as applicable, constitutes, or on or prior to Closing, as applicable, will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and/or the other Transaction Documents to which the Company is or will be a party and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders and (ii) authorizing and approving the execution, delivery and performance by the Company of each such Transaction Document and the consummation of the Transactions.

4.03 No Conflict. Subject to the receipt of the Company Stockholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.04 or on Schedule 4.03, the execution, delivery and performance of this Agreement and each Transaction Document to which a Group Company is a party and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other Governing Documents of such Group Company, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to such Group Company, or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract, or any Real Property document to which such Group Company is a party or by which any of its assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of such Group Company, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.04 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Group Companies with respect to any Group Company’s execution, delivery or performance of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) applicable requirements of the HSR Act and any other applicable Antitrust Law and (c) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.05 Capitalization.

(a) The entire authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, 5,911,428 shares of which are issued and outstanding as of the date of this Agreement, and 200,000 shares of Company Preferred Stock, of which 150,000 shares are designated as Company Series A Preferred

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Stock and of which 106,378 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Series A Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Laws, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested (to the extent such concept is applicable).

(b) Schedule 4.05(b) lists as of the date of this Agreement (i) each outstanding Company Option, including grant date, number of shares of Company Common Stock subject to the Company Option and exercise price. Other than the Company Options and the Company Preferred Stock, there are (x) no subscriptions, calls, options, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound, or any other commitment, calls, conversion rights, rights of exchange or other agreements of any character to which the Company is bound providing for the issuance or sale of any shares of capital stock of, other equity interests in, the Company, or the value of which is determined by reference to shares of capital stock, other equity interest in, the Company, and, except as set forth on Schedule 4.05(b), there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of capital stock, other equity interest in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote.

(c) As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were duly issued in compliance in all material respects with applicable Securities Laws, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested. There are (A) no subscriptions, options, warrants, calls, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries, or any other commitments, calls, conversion rights, rights of exchange other agreement of any character to which any of the Company’s Subsidiaries is bound providing for the issuance or sale any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries or the value of which is determined by reference to shares or other equity interest of such Subsidiaries, and, except as set forth on Schedule 4.05(c), there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 4.05(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.05(c), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) Except as set forth on Schedule 4.05(d), the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.05(d), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

(e) The Company has reserved 2,036,158 shares of Company Common Stock for issuance under the Company Option Plan.

(f) The Company Common Stock and the Company Series A Preferred Stock have the rights, preferences, privileges and restrictions set forth in the Governing Documents.

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4.06 Financial Statements.

(a) Attached as Schedule 4.06 are (a) (i) true and complete copies of the audited consolidated balance sheets of the Group Companies as of June 30, 2019 and as of June 28, 2020 (the “Last Audited Balance Sheet Date”) and the audited consolidated statements of operations, statements of comprehensive loss, statements of cash flows and statements of stockholders’ equity of the Group Companies for the same period, together with the auditor’s reports thereon and (ii) the audited consolidated balance sheet of the Company as of June 30, 2019 and June 28, 2020, and the related audited consolidated statements of operations, comprehensive loss, cash flows, redeemable convertible preferred stock, redeemable common stock and stockholders’ equity of the Company and for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (collectively, the “Audited Financial Statements”) and (b) true and complete copies of the unaudited consolidated balance sheets of the Group Companies as of March 28, 2021 (the “Last Unaudited Balance Sheet Date”) and of the unaudited consolidated statement of operations and statement of cash flows of the Group Companies as of March 28, 2021 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP applied on a consistent basis for the periods involved and fairly present, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Group Companies as of the dates and for the periods indicated in such Financial Statements (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and subject to normal and recurring year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Group Companies. The Unaudited Interim Financial Statements when delivered by the Group Companies for inclusion in the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.03(a), will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(b) For the last three years, the books and records of each of the Group Companies have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements. To the knowledge of the Company, the books of account and other financial records of the Group Companies for the last three years: (i) reflect all material items of income and expense and all material assets and liabilities required to be reflected therein in accordance with GAAP applied on a consistent basis; (ii) are in all material respects true, correct and complete; and (iii) do not contain or reflect any material inaccuracies or discrepancies.

(c) The Group Companies’ system of internal controls over financial reporting is sufficient to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. The accounting controls of the Group Companies are sufficient to provide reasonable assurances in all material respects that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP, (C) access to the general ledger of the Group Companies is permitted only in accordance with management’s general or specific authorizations, (D) in the past two years, to the knowledge of the Company, there has not been any significant deficiency or material weakness in the accounting controls used by the Group Companies and (E) to the knowledge of the Company, in the past two years, there has not been any fraud or wrongdoing by any employee of the Group Companies who has or had a material role in the preparation of financial statements or the internal accounting controls used by the Group Companies. Since June 28, 2020, to the Company’s knowledge, none of the Group Companies has received or otherwise had or obtained any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Group Companies or their respective internal accounting controls that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. No attorney representing any of the Group Companies, whether or not employed by any of the Group Companies, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by any of the Group Companies or any of their respective representatives to the Company Board or any committee thereof or to any director or officer of the Company that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.07 Undisclosed Liabilities. There is no Liability of any of the Group Companies, except for Liabilities (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of

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business of the Group Companies, (c) that are Outstanding Company Expenses, (d) that arise under any Contract that relate to obligations that have not yet been performed, and are not yet required to be performed, (e) arising under this Agreement or the performance by the Company of its obligations hereunder, (f) that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (g) disclosed in Schedule 4.07.

4.08 Litigation and Proceedings. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations or inquiries, in each case, against any of the Group Companies, or otherwise affecting any of the Group Companies or their assets, including any condemnation or similar proceedings, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Group Companies nor any property, asset or business of any the Group Companies is subject to or bound by any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon a Group Company that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.09 Compliance with Laws.

(a) The Group Companies are and, since the Last Audited Balance Sheet Date, have been in compliance with and not in conflict with, or in default or violation of, the Laws applicable to each of the Group Companies, including Anti-Corruption Laws, in each case except to the extent that the failure to comply therewith has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the past three (3) years, none of the Group Companies has received any written notices of violation or non-compliance with respect to any Laws applicable to it, other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) In the last five (5) years, none of the Group Companies nor any of their respective officers, nor to the knowledge of the Company, any employees, agents, representatives, consultants, partners, licensors and subcontractors or any other Person acting on their behalf, has, directly or indirectly, (i) made, promised, offered or authorized (A) any unlawful payment or the unlawful transfer of anything of value, directly or indirectly, to any government official, employee or agent, political party or any official of such party, or political candidate or (B) any unlawful bribe, rebate, influence payment, kickback or similar unlawful payment or (ii) violated any Anti-Corruption Law applicable to the any of the Group Companies, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Group Companies with respect to the Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened or being investigated.

(c) In the last three (3) years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Group Companies nor any of their respective officers, nor to the knowledge of the Company, any employees, agents, representatives, consultants, partners, licensors and subcontractors or any other Person acting on their behalf, has violated any applicable Anti-Money Laundering Law, and no action, investigation, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Group Companies with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(d) None of the Group Companies nor any of their respective officers or employees, nor to the knowledge of Company, any agents, representatives, consultants, partners, licensors and subcontractors or any other Person acting on their behalf is currently, or has been in the past five (5) years, (i) a Sanctioned Person, (ii) knowingly transacting any business directly or indirectly with any Sanctioned Person in violation of Sanctions or (iii) taking any action that would cause a Group Company to violate any Sanctions. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving a Group Company with respect to Sanctions is pending or, to the knowledge of the Company, threatened or being investigated. The Group Companies have all Permits necessary for the lawful conduct of their respective businesses as presently conducted or to own, lease and operate their respective properties or assets, except where the failure to have any such Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Last Audited Balance Sheet Date, none of the Group Companies has received any written notice from any Governmental Authority regarding (i) any actual or possible material violation of any Permit, or any

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failure to comply in any respect with any term or requirement of any Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or adverse modification of any Permit, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Group Companies comply with the terms of all Permits, and no revocation, withdrawal, suspension, cancellation or adverse modification of any Permit is pending or, to the knowledge of the Company, threatened and none of the Group Companies has received any notice from any Governmental Authority threatening to revoke, withdraw, suspend, cancel or modify in an adverse manner any Permit, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Permit is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.10 Intellectual Property and Data Security.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies (i) exclusively own all right, title and interest in and to all Owned IP, free and clear of all Liens (other than Permitted Liens) and (ii) possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of the Business, including the Licensed IP.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company IP constitutes all Intellectual Property required or necessary for the conduct of the Business as currently conducted. Each item of Company IP will be owned or available for use by the Surviving Company and its Subsidiaries immediately following the Closing Date on substantially identical terms and conditions as it was available for use by the Company and its Subsidiaries prior to the Closing Date.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person, or has permitted (or is obligated to permit) any Person to retain, an ownership interest (including a joint-ownership interest) or any exclusive license or other exclusive rights in or to any Intellectual Property that is or was Company IP (except pursuant to Contracts otherwise disclosed in the Schedules).

(d) Schedule 4.10(d) sets forth an accurate and complete list of all Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application or filing before any Governmental Authority, Internet domain name registrar or other similar authority, including, for each item, relevant identifying information (the “Company Registered IP”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, all issuance, renewal, maintenance and other payments that are or have become due with respect to the Company Registered IP have been timely paid by or on behalf of the Group Companies and no registrations or applications for Company Registered IP have expired, lapsed, been cancelled, invalidated, challenged, revoked, withdrawn or abandoned.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the Business, including any use or exploitation of the Company Offering, has not and is not currently infringing, misappropriating or otherwise violating any Intellectual Property of any other Person, and no Group Company has received any written charge, complaint, claim, demand or notice alleging any such infringement, violation or misappropriation (including any offer or demand to license any Intellectual Property of any Person (e.g., as a means to avoid or settle alleged or actual infringement, violation or misappropriation). To the knowledge of the Company, no such written charge, complaint, claim, demand or notice, nor any Action, has been made, threatened or is pending (A) alleging any such infringement, misappropriation or violation or (B) challenging the validity, enforceability, registrability, use or ownership of any Owned IP, or challenging the Group Companies’ rights in or use of any Licensed IP.

(f) No Group Company has instituted or threatened in writing to institute any Actions, charges, complaints, demands, proceedings or claims against any Person alleging such Person is infringing, misappropriating or otherwise violating any Intellectual Property and, to the knowledge of the Company, no Person has violated, infringed upon or misappropriated any Owned IP in any material respect.

(g) The Owned IP is subsisting, and to the knowledge of the Company, valid and enforceable. The Group Companies have at all times taken commercially reasonable steps to protect the rights of the Group Companies in the material Owned IP.

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(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each former and current Company Employee and each current and former independent contractor of any Group Company who provides or provided services to any Group Company, in each instance, that was or is involved in the development of any Owned IP has executed a written agreement assigning to a Group Company all right, title and interest in and to such Intellectual Property developed during the course of their work for or provision of services to such Group Company, and has waived all moral rights therein to the extent legally permissible.

(i) To the knowledge of the Company, the Company IT Systems (i) are sufficient in all material respects for the current and contemplated operations of the Business, (ii) operate properly without any material defect, malfunction, unavailability or error, (iii) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, interference and malfunction and (iv) perform in all material respects in accordance with their documentation and otherwise as required by the Group Companies. To the knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company IT Systems contain any Malicious Code as of the date hereof.

(j) To the knowledge of the Company, no Group Company has utilized Open Source Software in connection with any Owned IP that is distributed or licensed to any third party in a manner that creates restrictions or obligations for such Group Company with respect to any Owned IP or that requires, as a condition of such use, distribution, modification or other exploitation, that other Software linked to, combined with, incorporated into, derived from or distributed with such Open Source Software be (x) publicly disclosed, distributed or otherwise made available, including in source code form, (y) contributed to the public domain or licensed for the purpose of making derivative works or reverse engineering, or (z) redistributable at no back charge or minimal charge. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company’s and its Subsidiaries’ use of Open Source Software has at all times complied with all Open Source Software licenses in all material respects, including any applicable notice, attribution, disclosure or other requirement.

(k) Neither the Group Companies nor, to the knowledge of the Company, any other Person, has licensed or disclosed any material Company Source Code to any Person except under appropriate non-disclosure agreements, and the Group Companies have taken commercially reasonable technical, physical and organizational security measures and actions to prevent any unauthorized access, use or disclosure of same. To the knowledge of the Company, no event has occurred and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will or would reasonably be expected to, nor will the execution, delivery or performance of this Agreement or any Transaction Document nor the consummation of the transactions contemplated hereby or thereby, result in any disclosure, delivery, availability, license or release of any material Company Source Code to any third party, whether by the Group Companies, their respective escrow agent(s) or any other Person.

(l) The Group Companies have, since January 1, 2018, established, maintained and implemented commercially reasonable IT and Security Policies designed to (i) identify and address internal and external risks to the security, confidentiality, integrity, availability and privacy of the Company IT Systems and the Protected Information, (ii) implement, monitor and improve technical, physical and organizational security measures, technologies and systems to mitigate such risks, (iii) maintain incident response, reporting and notification procedures with respect to security breaches and other incidents and (iv) implement and maintain disaster recovery, data backup and recovery and business continuity plans, procedures and facilities, in each instance above, in compliance with the Data Requirements and in a manner appropriate to the risks and requirements applicable to or represented by the Business.

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have at all times (a) made available, posted and published, as and where required by (and in compliance with) all Privacy and Security Laws and the Data Requirements, as applicable, internal and external privacy policies, disclosures and other Company Privacy Policies on their websites, portals, applications and Company Offerings and (b) complied with all Company Privacy Policies (including current and former versions thereof) and all other Data Requirements. Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies have since

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January 1, 2018 complied with all Data Requirements, and neither the Company Privacy Policies nor any of the disclosures made or contained therein or in any Contracts involving any Processing of Protected Information have been inaccurate, misleading, or deceptive or in violation of any applicable Laws.

(n) The Group Companies have, in all material respects since January 1, 2018 to the extent required by Privacy and Security Laws, required by written contract that each Person that Processes Protected Information by or on behalf of the Group Companies, including Company Suppliers, (i) comply with all Privacy and Security Laws and other applicable Data Requirements, and (ii) take commercially reasonable measures to ensure the security, confidentiality, integrity, availability and privacy of any Protected Information, including as required by applicable Privacy and Security Law.

(o) Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there have been no Data Security Incidents and no circumstance has arisen in which any Privacy and Security Laws or Data Requirements would require the Group Companies to report to or notify a Governmental Authority, data subject, employee, customer, user or any other Person and (b) to the knowledge of the Company, no third parties that have Processed any Protected Information on the Company’s behalf have (A) suffered any Data Security Incident, (B) breached any Contracts with the Group Companies involving or relating to the security, confidentiality, integrity, privacy or Processing of Protected Information or (C) violated any Data Requirements.

(p) No Group Company has received written notice of, and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Authority or dispute with any Person) that would reasonably be expected to give rise to, any material Action, Governmental Order, notice, complaint, claim or investigation, from a Governmental Authority or any other Person (including any data subject) alleging any non-compliance with or violation of any Data Requirements or Privacy and Security Laws.

(q) Neither the execution, delivery, or performance of this Agreement or any other Transaction Document nor the consummation of the Transactions will cause, constitute, or result in a material breach or violation of any Data Requirement or require the delivery of any notice to or consent from any Person to transfer, or prohibit the unqualified transfer of, the Protected Information pursuant to this Agreement.

4.11 Contracts; No Defaults.

(a) Schedule 4.11(a) contains a listing of all Contracts (other than purchase orders) described in the clauses below to which, as of the date of this Agreement, any Group Company is a party or by which they or any of their respective assets are bound (such Contracts, the “Material Contracts”). True, correct and complete copies of the Contracts listed on Schedule 4.11(a) have been made available to Acquiror or its agents or representatives prior to the date of this Agreement.

(i) any Contract which restricts in any material respect or contains any material limitations on the ability of any of the Group Companies to compete in any line of business or in any geographic territory, to develop, market or sell products or services, or to compete with any Person;

(ii) any Contract, including leases, rental or occupancy agreements, licenses, installment and conditional sales and other similar arrangements, that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real property or any personal property involving aggregate payments in excess of $1,000,000 per annum;

(iii) any Contract not disclosed pursuant to any other clause under this Section 4.11 and which either (A) resulted in revenue or required expenditures in excess of $1,000,000 per annum in the calendar year ended December 31, 2020 or (B) is a contract that either (i) expressly contemplates guaranteed payments to, or required expenditures of, the Group Companies in excess of $1,000,000 during the calendar year ending December 31, 2021 or (ii) has resulted in, during the calendar year ending December 31, 2021 but prior to the date of this Agreement, revenue or required expenditures in excess of $1,000,000;

(iv) any material Contract relating to the licensing of any Intellectual Property (1) by any of the Group Companies to any third party or (2) by any third party to any of the Group Companies (but excluding in each case Non-Scheduled Licenses);

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(v) any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness, including any agreement or commitment for future loans, credit or financing, but excluding (1) any Contract for Indebtedness involving less than $25,000,000, (2) any Contract for intercompany Indebtedness between the Company and any of its wholly-owned Subsidiaries or among any of its wholly-owned Subsidiaries and (3) any capitalized lease relating to the use of equipment having an outstanding principal amount less than $25,000,000;

(vi) any Contract under which any Group Company, directly or indirectly, has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly-owned Subsidiaries), in any such case which, individually, is in excess of $5,000,000;

(vii) other than any non-disclosure or confidentiality agreement, any Contract entered into from and after July 1, 2018 pursuant to which any of the Group Companies has acquired or disposed of or agreed to acquire or dispose of, directly or indirectly, by merger or otherwise, a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock or other equity interests or assets that contains currently active, material continuing rights or obligations of the Group Companies, including any indemnification, guarantee, “earn-out” or other contingent payment obligations, but excluding customary buy-side indemnification obligations and confidentiality obligations;

(viii) any Contract (A) establishing any partnership, joint venture, limited liability company or other similar equity investment agreements with any Person (other than any Subsidiary of the Company), or (B) with any material concession company affiliated with the Company;

(ix) any Contract (A) granting to any Person (other than the Group Companies) (x) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests or material assets in any Group Company, (y) rights of exclusivity or similar rights, or (z) “most favored nation” status, or (B) involving the obligation of a Group Company to sell to any Person or Persons (or pursuant to which such sale was made, if there are any ongoing obligations) any capital stock;

(x) any Contract that is a settlement, conciliation or similar Contract with any Governmental Authority (x) with ongoing Liability in excess of $3,000,000 or (y) that includes any obligation (other than the payment of money) to be performed (other than any non-disclosure or confidentiality obligations) or the admission of wrongdoing by any of the Group Companies or any of their respective officers or directors; and

(xi) any Contract that is a Company Affiliate Agreement that will not be terminated at or prior to the Closing.

(b) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date (i) all Material Contracts and Significant Capital Leases to which any of the Group Companies is a party or by which they are bound are in full force and effect and represent the legal, valid and binding obligations of Group Companies party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, as of the date of this Agreement, any other party thereto is in breach of or default (or would be in breach, violation or default but for the existence of a cure period) under any such Material Contract or Significant Capital Lease, (iii) since the Last Audited Balance Sheet Date through the date of this Agreement, none of the Group Companies have received any written or, to the knowledge of the Company, oral claim or notice of breach of or default under any such Material Contract or Significant Capital Lease, (iv) no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Material Contract or Significant Capital Lease by the Group Companies or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since the Last Audited Balance Sheet Date through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Material Contract or Significant Capital Lease that such party intends to terminate or not renew any such Material Contract or Significant Capital Lease.

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4.12 Employees; Company Benefit Plans.

(a) Schedule 4.12(a) sets forth a list of all material Company Benefit Plans (other than offer letters and similar agreements that are terminable “at will” or for convenience and without the payment of severance or other material obligations).

(b) With respect to each material Company Benefit Plan (whether or not listed on Schedule 4.12(a)), the Company has made available to Acquiror, copies of each plan document (or a written summary of any such unwritten Company Benefit Plan), as currently in effect, and to the extent applicable, (i) the most recent annual report (Form 5500 series) with any required schedules, accountant’s reports and other attachments filed with the IRS with respect to such Company Benefit Plan, (ii) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (iii) the most recent determination or opinion letter, if any, issued by the IRS with respect to such Company Benefit Plan and any pending application for an IRS determination or opinion letter and any correspondence with the IRS related thereto, (iv) the summary plan description, (v) any trust agreement, insurance contract or other funding agreement, and (vi) any administrative services, recordkeeping, investment advisory, investment management or other service agreement.

(c) The Group Companies are in compliance with all applicable Laws relating to the employment of labor, including, without limitation, those relating to, equal opportunity, wages and hours, immigration, discrimination, labor relations, layoffs or plant closings, the payment and withholding of Taxes and other sums, the maintenance and handling of personnel records and occupational health and safety with respect to all employees and individual independent contractors who have performed services for any Group Company, in each case, except to the extent that the failure to comply therewith has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Employees are, or within the last three years have been, covered by a collective bargaining agreement or represented by a union or other labor organization or bargaining agent and to the knowledge of the Company, no union organizing efforts are being, or within the last three years have been, conducted with respect to any Company Employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, within the last three years, there has been no strike, work slowdown, work stoppage or other labor dispute involving Company Employees, nor to the knowledge of the Company is any such strike, work slowdown, work stoppage or other labor dispute threatened. No Group Company is involved in, nor, to the knowledge of the Company, threatened with, any Action or investigation relating to labor or employment matters involving Company Employees, in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Group Companies have properly classified for all purposes (including for Tax purposes and for purposes of determining eligibility to participate in any Company Benefit Plan) all employees and individual independent contractors who have performed services for any Group Company and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Persons to any Group Company in accordance with such classifications, in each case, except to the extent that the failure to properly classify, withhold, pay or make a filing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Each Company Benefit Plan has been operated, administered and maintained in compliance with its terms and applicable Law, including ERISA and the Code, in each case, except to the extent that the failure to comply therewith has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and, to the knowledge of the Company, nothing has occurred since the date of such favorable determination or opinion letter which would adversely affect the qualified status of such plan. There are no pending or, to the knowledge of the Company, threatened Actions or investigations involving any Company Benefit Plan (other than routine claims for benefits) and the Company has no knowledge of any facts which could give rise to any such Actions or investigations (other than routine claims for benefits), in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Benefit Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is

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contemplated or under consideration, in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law, except to the extent that the failure to timely make such payment has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, individual independent contractors, or directors of a Group Company (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Benefit Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA, and no Group Company has any Liability, contingent or otherwise, with respect to any such plan.

(i) Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) materially increase the amount of compensation or benefits otherwise payable under any Company Benefit Plan, (ii) entitle any Company Employee or current or former employee, director or individual independent contractor of a Group Company to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, or (iii) give rise to the payment of any “excess parachute payment” within the meaning of Code Section 280G.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained and administered in operational and documentary compliance with Section 409A of the Code and all regulations and other applicable regulatory guidance issued thereunder, in each case, except to the extent that the failure to comply therewith has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Group Company has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, individual independent contractor, or director of a Group Company for any Taxes, interest or penalties incurred in connection with any Company Benefit Plan (including without limitation any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

4.13 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) the Group Companies have timely filed, taking into account any extensions, all Tax Returns required to be filed by them and all such Tax Returns are true, complete and accurate, (ii) the Group Companies have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate Actions, (iii) there are no Liens for Taxes on any assets of a Group Company other than Permitted Liens, (iv) no deficiency for any Tax has been asserted or assessed by a taxing authority against a Group Company which deficiency has not been paid or is not being contested in good faith in appropriate Actions, (v)  no Group Company is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or any agreement entered into in the ordinary course of business not primarily related to Taxes), (vi) no Group Company (x) has been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company or any predecessor thereof) or (y) has any Liability for the Taxes of any Person other than the Group Companies pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract and (vii) no Group Company has failed to withhold, collect or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder or any other Person.

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(b) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from a Group Company for any taxable period and no request for any such waiver or extension is currently pending.

(c) No audits or other examinations with regard to any Taxes of a Group Company are presently in progress or have been asserted or proposed in writing. Since January 1, 2016, no written claim has been made by a Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to any Taxes in that jurisdiction.

(d) Within the past two (2) years, no Group Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(e) No Group Company has been a party to a transaction that, as of the date hereof, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(f) The Group Companies are not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to a Group Company in respect of any taxable year for which the statute of limitations has not yet expired.

(g) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

(h) Notwithstanding anything to the contrary herein, the representations in Section 4.12 (to the extent a representation relates to Taxes) and this Section 4.13 are the sole representations of the Group Companies with respect to Tax matters. For clarity, nothing in this Section 4.13 or otherwise in this Agreement shall be construed to provide any representation or warranty as to the amount, condition or availability for use in any taxable period after the Closing Date of any net operating loss, capital loss or Tax credit carryforward or other similar Tax attribute of a Group Company.

4.14 Brokers’ Fees. Except as set forth on Schedule 4.14, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates for which any of the Group Companies has any obligation.

4.15 Insurance. The Company has made available to Acquiror, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Group Companies (collectively, the “Insurance Policies”). Except as would not reasonably expected have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Insurance Policies or renewals thereof are in full force and effect, (b) the Group Companies maintain insurance coverage in such amounts and against such risks as are adequate and customary in the industry for the operation of their respective businesses, (c) the Group Companies are in material compliance with the terms of such Insurance Policies, (d) the Insurance Policies are sufficient for compliance with all applicable Laws and material Contracts to which the Group Companies are a party or by which they are bound and (e) since the last Audited Balance Sheet Date until the date of this Agreement, none of the Group Companies has received any written notice of cancellation of, material premium increase with respect to, or alteration of coverage under, any Insurance Policy other than in the ordinary course of business. As of the date hereof, there is no claim by any of the Group Companies pending under any Insurance Policies that has been denied or disputed by the insurer, or in respect of which there is an outstanding reservation of rights, except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.16 Real Property; Assets.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies have good and marketable title to each parcel of real property owned in fee by the Group Companies (the “Owned Real Property”) (the Owned Real Property, together with the Leased Real Property, shall be referred to as the “Real Property”). A true and correct list of each Owned Real Property and its address is set forth on Schedule 4.16(a).

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(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Owned Real Property is free and clear of all Liens, other than Permitted Liens. No Group Company has leased, subleased, licensed, sublicensed or granted to any Person the right to use or occupy any portion of the Owned Real Property (other than leases or grants of use or occupancy rights whereby the Company received annual base rent or fee of $1,000,000 or less during the year ended December 31, 2020).

(c) The Company has made available to Acquiror true, correct and complete copies of all existing leases, subleases, licenses, sublicenses and other agreements existing as of the date hereof pursuant to which any Group Company uses or occupies, or has the right to occupy, now or in the future, any real property with annual base rent payable during the 2021 calendar year in excess of $1,000,000 (such properties, the “Leased Real Property” and each such lease, sublease, license, sublicense or other occupancy or use agreement, a “Material Lease”), including all modifications, amendments, assignments, guaranties, supplements renewals, extensions, side letters, deferred rent agreements, rent abatement agreements and similar agreements thereto. A list of such Material Leases are set forth on Schedule 4.16(c).

(d) As of the date of this Agreement, each Material Lease is in full force and effect and is binding upon the applicable Group Company, as applicable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies have a valid leasehold interest in the Leased Real Property, free and clear of all Liens, other than Permitted Liens. No Group Company has leased or granted to any Person the right to use or occupy any portion of the Leased Real Property.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company is in default under the Material Leases, and to the knowledge of the Company, there are no defaults by any lessor under the Material Leases. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company has received written notice within the twelve (12) months preceding the date hereof of any default under any Material Lease.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property are in reasonable operating condition and repair, ordinary wear and tear excepted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Real Properties and their condition are suitable for their current use by the Group Companies.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies enjoy peaceful and undisturbed possession of each Real Property.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Real Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no written notice of such a proposed condemnation has been received by the Group Companies.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the assets, properties and rights owned, used or held for use by the Group Companies directly, by Contract or otherwise, and that are related to the Business are sufficient for the Surviving Company to conduct the Business following the Closing substantially as the Business has been conducted on the date of this Agreement.

4.17 Environmental Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies are and since the Last Audited Balance Sheet Date have been in compliance with all Environmental Laws, including the possession of, and the compliance with, all Environmental Permits required under Environmental Laws;

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(b) neither the Group Companies nor any of their respective predecessors is subject to any order, decree or judgment that requires a Group Company to undertake any Remedial Action;

(c) there has not been any use, storage, handling, transport, disposal or release of any Hazardous Material by the Group Companies at the Real Property or at any other location and to the knowledge of the Company, no Hazardous Materials have been Released at the Real Property, in each case, in a manner that would reasonably be expected to give rise to a Liability to the Group Companies under any Environmental Laws;

(d) no Group Company has received any unresolved Environmental Claim, and to the knowledge of the Company, there are no Environmental Claims threatened in writing against a Group Company;

(e) the Owned Real Property and to the knowledge of the Company, the Leased Real Property is not subject to any Lien securing the costs of any Remedial Action arising under Environmental Laws; and

(f) the Company has made available to Acquiror copies of all material reports, studies or evaluations in the possession or reasonable control of the Group Companies prepared since the Last Audited Balance Sheet Date pertaining to the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release or removal of Hazardous Materials at, in, on or under the Real Property.

4.18 Absence of Changes.

(a) Since the Last Audited Balance Sheet Date, there has not been any Effect relating to any of the Group Companies which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Last Audited Balance Sheet Date through the date of this Agreement, excluding any deviations from the ordinary course of business of the Group Companies or any actions, activities or conduct of any Group Company taken (or not taken) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 on the Group Companies’ business, including the COVID-19 Measures, which shall be deemed to be taken in the “ordinary course of business” for purposes of this Section 4.18(b), the Group Companies have, in all material respects, conducted their business and operated their properties in the ordinary course of business and, except as required or contemplated by this Agreement, there has not been any action or activity taken by any of the Group Companies that would have been prohibited by Section 6.01 (other than clauses (c), (i) and (o) of Section 6.01) if such action or activity occurred during the Interim Period.

4.19 Affiliate Agreements. Except as set forth in Schedule 4.19, no Group Company is a party to (a) any Contract between any Group Company, on the one hand, and a Company Affiliated Person (other than employment agreements entered into with any director, manager, officer or employee of a Group Company in the ordinary course of business or any Company Benefit Plans), on the other hand, and (b) any other material business arrangement or relationship between such Group Company and any Company Affiliated Person (other than in the case of any director, manager, officer or employee of a Group Company, employment or consultancy relationships in the ordinary course of business) (each of the foregoing in clauses (a) and (b), a “Company Affiliate Agreement”).

4.20 Information Supplied. None of the information supplied or to be supplied by any Group Company, or by any other Person acting on behalf of any Group Company, in writing specifically for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Transaction Document; (b) in the Proxy Statement (or any amendment or supplement thereto); (c) in the Registration Statement; or (d) in the mailings or other distributions to the Acquiror’s stockholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (d), will, when first filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.21 Takeover Statutes and Charter Provisions. The Company Board has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the

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Transactions, including the Merger. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to any Group Company in connection with this Agreement, the Merger or any of the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which any Group Company is subject, party or otherwise bound.

4.22 No Outside Reliance. Notwithstanding anything contained in this Article IV or any other provision hereof, the Group Companies and their Affiliates and any of their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that the Group Companies have made their own investigation of the Acquiror and that neither the Acquiror nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those given by the Acquiror in Article V, any certificate delivered in accordance with Section 9.03(c) and the other Transaction Documents to which any such Person is a party, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Acquiror. Without limiting the generality of the foregoing, it is understood that, except to the extent covered by Section 5.13, any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its representatives) or reviewed by the Company pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Acquiror, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as set forth in Article V of this Agreement or any certificate delivered in accordance with Section 9.02(b).

4.23 No Additional Representations and Warranties. Except as otherwise provided in this Article IV (as modified by the applicable Schedules in accordance with (and subject to) Section 11.07) or any certificate delivered in accordance with Section 9.02(b), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Acquiror shall rely on their own examination and investigation thereof. None of the Company’s Affiliates nor any of their respective directors, officers, employees, stockholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such Related Party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR

Except as qualified by the Acquiror Schedules in accordance with (and subject to) Section 11.07, or as set forth in the Acquiror SEC Reports filed or furnished by Acquiror on or after December 29, 2020 (excluding (x) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), Acquiror represents and warrants to the Company as follows:

5.01 Corporate Organization. Acquiror is duly incorporated and is validly existing as an exempted company in good standing under the Laws of the Cayman Islands. From and after the Domestication and as of the Closing, Acquiror will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquiror has the requisite corporate power and authority to own, lease or operate all of its assets and properties and to conduct its business as it is now being conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. The copies of the Acquiror Governing Documents, as previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in the Acquiror Governing Documents. Acquiror is duly licensed or qualified and in good standing as a foreign entity in all jurisdictions in which its ownership of

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property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. Acquiror has no Subsidiaries or any equity or other interests in any Person.

5.02 Due Authorization.

(a) Acquiror has all requisite exempted company, corporate or entity power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party and (subject to the approvals described in Section 5.07), upon receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and each Transaction Document by Acquiror and the consummation of the Transactions have been duly and validly authorized and approved by all requisite action and, except for the Acquiror Stockholder Approval, no other corporate or equivalent proceeding on the part of Acquiror is or will be necessary to authorize this Agreement or such Transaction Documents or Acquiror’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Document has been or will be on or prior to Closing, duly and validly executed and delivered by Acquiror and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Document constitutes or will constitute, on or prior to Closing, a legal, valid and binding obligation of each of Acquiror, enforceable against Acquiror in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) At the Special Meeting, assuming that a quorum is present, (i) only an Acquiror Ordinary Resolution shall be required to approve the Transaction Proposal, the NYSE Proposal, the Acquiror Omnibus Incentive Plan Proposal, the Acquiror Employee Stock Purchase Plan Proposal and the Acquiror Adjournment Proposal, (ii) only an Acquiror Special Resolution shall be required to approve the Domestication Proposal and the Governing Document Proposal and (iii) with respect to any Additional Proposals proposed to the Acquiror Shareholders, only the requisite approval required under the Acquiror Governing Documents, the Companies Act or other applicable law (the approval by Acquiror Shareholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”). The Acquiror Stockholder Approval is the only vote of any of Acquiror’s capital stock necessary to adopt this Agreement and any Transaction Document and to approve the Transactions (including the filing of the Preferred COD with the Secretary of State of the State of Delaware).

(c) At a meeting duly called and held, the Acquiror Board has unanimously (i) determined that this Agreement and the Transactions are in the best interests of Acquiror and its shareholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the Transactions as a Business Combination; and (iv) resolved to recommend to the shareholders of Acquiror approval of each of the matters requiring the Acquiror Stockholder Approval.

5.03 No Conflict. Subject to the receipt of Acquiror Stockholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 5.07, the execution, delivery and performance of this Agreement and each of the other Transaction Documents by each of Acquiror and (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval, the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Governing Documents, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to Acquiror or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of Acquiror, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which has not had or would not reasonably be expected, individually or in the aggregate, to have an Acquiror Material Adverse Effect.

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5.04 Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the knowledge of Acquiror, threatened, Actions and there are no pending or, to the knowledge of Acquiror, threatened investigations, in each case, against Acquiror, or otherwise affecting Acquiror or its assets, including any condemnation or similar proceedings, which, if determined adversely, would reasonably be expected, individually or in the aggregate, to have an Acquiror Material Adverse Effect. As of the date of this Agreement, there is no unsatisfied judgment or any open injunction binding upon Acquiror which could, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

5.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, Acquiror is, and since December 29, 2020 has been, in compliance in all material respects with all applicable Laws. Acquiror has not received any written notice from any Governmental Authority of a violation of any applicable Law by Acquiror at any time since December 29, 2020, which violation would reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Since December 29, 2020, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, (i) there has been no action taken by Acquiror or, to the knowledge of Acquiror, any officer, director, manager, employee, agent or representative of Acquiror, in each case, acting on behalf of Acquiror, in violation of any applicable Anti-Corruption Law, (ii) Acquiror has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) Acquiror has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) Acquiror has not received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

5.06 Employee Benefit Plans. Except as may be contemplated by the Acquiror Omnibus Incentive Plan Proposal or the Acquiror Employee Stock Purchase Plan Proposal, there are no Acquiror Benefit Plans. The execution and delivery of this Agreement and the consummation of the Transactions will not (a) entitle any employee or individual independent contractor of Acquiror to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Acquiror Benefit Plan, or (b) give rise to the payment of any “excess parachute payment” within the meaning of Code Section 280G.

5.07 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Acquiror with respect to Acquiror’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) applicable requirements of the HSR Act and any other applicable Antitrust Laws, Securities Laws and NYSE, (c) the filing and effectiveness of the Acquiror Domestication Documents, and (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

5.08 Financial Ability; Trust Account

(a) As of the date hereof, there is at least two-hundred and forty-six million dollars ($246,000,000) invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated March 2, 2021, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated.

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To the knowledge of Acquiror, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Governing Documents and Acquiror’s final prospectus dated as of March 2, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions or investigations pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Since December 29, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). The Acquiror has not taken any actions to dissolve or liquidate pursuant to the Acquiror Organizational Documents or to dissolve and liquidate all of the assets of Acquiror.

5.09 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect:

(a) (i) Acquiror has timely filed, taking into account any extensions, all Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate, (ii) Acquiror has paid all Taxes required to be paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Actions, (iii) there are no Liens for Taxes on any assets of Acquiror other than Permitted Liens, (iv) no deficiency for any Tax has been asserted or assessed by a taxing authority against Acquiror which deficiency has not been paid or is not being contested in good faith in appropriate Actions, (v) Acquiror is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, (vi) Acquiror (x) has not been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or (y) does not have any Liability for the Taxes of any Person other than Acquiror pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract and (vii) Acquiror has not failed to withhold, collect or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, stockholder or any other Person.

(b) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Acquiror for any taxable period and no request for any such waiver or extension is currently pending.

(c) No audits or other examinations with regard to any Taxes of Acquiror are presently in progress or have been asserted or proposed in writing. No written claim has been made by a Governmental Authority in a jurisdiction where Acquiror does not file Tax Returns that Acquiror is or may be subject to any Taxes in that jurisdiction.

(d) Within the past two (2) years, Acquiror has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(e) Acquiror has not been a party to a transaction that, as of the date hereof, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(f) Acquiror is not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to Acquiror in respect of any taxable year for which the statute of limitations has not yet expired.

(g) To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

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(h) Notwithstanding anything to the contrary herein, the representations in Section 5.06 (to the extent a representation relates to Taxes) and this Section 5.09 are the sole representations of Acquiror with respect to Tax matters. For clarity, nothing in this Section 5.09 or otherwise in this Agreement shall be construed to provide any representation or warranty as to the amount, condition or availability for use in any taxable period after the Closing Date of any net operating loss, capital loss or Tax credit carryforward or other similar Tax attribute of Acquiror.

5.10 Brokers’ Fees. Except as set forth on Acquiror Schedule 5.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror or any of its Affiliates.

5.11 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Except as set forth on Acquiror Schedule 5.11(a), Acquiror has filed or furnished in a timely manner all required proxy statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 29, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

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5.12 Business Activities; Absence of Changes.

(a) Since its incorporation, Acquiror has not conducted any business activities other than activities related to its initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Governing Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, which have not had or would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is a Business Combination.

(c) There is no Liability of Acquiror, except for Liabilities (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended March 31, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period March 31, 2021in the ordinary course of business of Acquiror, (iii) that are Outstanding Acquiror Expenses, (iv) arising under this Agreement or the performance by Acquiror of its obligations hereunder, (v) that have not been and would not, individually or in the aggregate, reasonably be expected to be material to Acquiror or (vi) disclosed in Acquiror Schedule 5.12(c).

(d) (i) Since the date of Acquiror’s formation, there has not been any Effect relating to Acquiror which has had, or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect and (ii) from December 29, 2020 through the date of this Agreement, Acquiror has not taken any action that would require the consent of the Company pursuant to Section 7.02 if such action had been taken after the date hereof.

5.13 Registration Statement. None of the information relating to Acquiror supplied by Acquiror, or by any other Person acting on behalf of Acquiror, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the Acquiror Stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 5.13, no representation or warranty is made by Acquiror with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of Acquiror for use therein.

5.14 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those given by the Company in Article IV, any certificate delivered in accordance with Section 9.02(b) and the other Transaction Documents to which any such Person is a party, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, except to the extent covered by Section 4.20, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as set forth in Article IV of this Agreement or any certificate delivered in accordance with Section 9.02(c). Except as

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otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Group Companies are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any other certificate delivered in accordance with Section 9.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

5.15 Capitalization

(a) The authorized share capital of Acquiror consists of (i) 1,000,000 preference shares of a par value US$0.0001 each, of which none are issued and outstanding as of the date of this Agreement, (ii) 300,000,000 class A ordinary shares of a par value of US$0.0001 each, of which 25,483,700 are issued and outstanding as of the date of this Agreement; and (iii) 20,000,000 Class B ordinary shares of a par value of US$0.0001 each, of which 6,370,925 are issued and outstanding as of the date of this Agreement. As of the date of this Agreement, 13,892,394 Acquiror Warrants are issued and outstanding. All of the issued and outstanding Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Class B Common Stock held by the Sponsor.

(b) Except for this Agreement, the Acquiror Warrants, the Forward Purchase Contract and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Class A Common Stock, Acquiror Class B Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Governing Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Class A Common Stock, Acquiror Class B Common Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Forward Purchase Contract or the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.

(c) Subject to approval of the Proposals, the shares of Applicable Surviving Company Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be free and clear of all Liens (other than Liens arising pursuant to applicable securities Laws or under the Transaction Documents).

(d) Except (i) for the Registration Rights Agreement entered into on March 2, 2021 by and among the Acquiror and certain stockholders of Acquiror, (ii) as set forth in the Acquiror Governing Documents and (iii) in connection with the Transactions (including under the Subscription Agreements and Forward Purchase Contract), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Acquiror is a party or by which Acquiror is bound with respect to any ownership interests of Acquiror.

5.16 NYSE Stock Market Quotation. The issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ISOS”. Acquiror is in compliance in all material respects with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial

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Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or terminate the listing of Acquiror Class A Common Stock on the NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

5.17 Contracts; No Defaults.

(a) Acquiror Schedule 5.17(a) contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement, the Forward Purchase Contract and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Acquiror Schedule 5.17(a) have been delivered to or made available to the Company or its agents or representatives.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.17(a), whether or not set forth on Acquiror Schedule 5.17(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Acquiror and, to the knowledge of Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and are enforceable by Acquiror in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of Acquiror or, to the knowledge of Acquiror, as of the date of this Agreement, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 29, 2020, Acquiror has not received any written or, to the knowledge of Acquiror, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Acquiror or, to the knowledge of Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 29, 2020 through the date hereof, Acquiror has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.18 Title to Property. Except as set forth on Acquiror Schedule 5.18, Acquiror (a) does not own or lease any real or personal property or (b) is not a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.19 Investment Company Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940. Acquiror constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

5.20 Affiliate Agreements. Except as set forth on Acquiror Schedule 5.20, Acquiror is not a party to any Contract with any (i) present or former executive officer or director of any of Acquiror, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Acquiror or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing in clauses (i)-(iii), an “Acquiror Affiliate Agreement”).

5.21 Takeover Statutes and Charter Provisions. The Acquiror Board has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Transactions, including the Merger and the issuance of the Aggregate Closing Common Stock Consideration and the Closing Preferred Stock Consideration. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to Acquiror or any of its Subsidiaries in connection with this Agreement, the Merger, the issuance of the Aggregate Closing Common Stock Consideration or the Closing Preferred Stock Consideration or any of the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Acquiror or any of its Subsidiaries is subject, party or otherwise bound.

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5.22 Forward Purchase Contract; PIPE Investment Amount; Preferred Investment Amount; Subscription Agreements. Acquiror has delivered to the Company true, correct and complete copies of (i) the Forward Purchase Contract, (ii) each of the Common Subscription Agreements, pursuant to which the Common Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of Acquiror Class A Common Stock for an aggregate amount equal to one hundred fifty million dollars ($150,000,000) (such amount, the “PIPE Investment Amount”) and (iii) each of the Preferred Subscription Agreements, pursuant to which the Preferred Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of Acquiror Preferred Stock for an aggregate amount equal to ninety-five million dollars ($95,000,000) (such amount, the “Preferred Investment Amount”). The Forward Purchase Contract and each of the Subscription Agreements are each in full force and effect and are legal, valid and binding upon Acquiror and, to the knowledge of the Acquiror, the FP Investors or the Subscribers party thereto, as applicable, enforceable in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The Forward Purchase Agreement has not been, and none of the Subscription Agreements have been, withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Acquiror, no Subscribers has delivered notice of its intention to withdraw, terminate, amend or modify the Forward Purchase Agreement or any of the Subscription Agreements, and to the knowledge of the Acquiror, the commitments contained in the Forward Purchase Contract and the Subscription Agreements have not been withdrawn, terminated or rescinded by the Subscribers party thereto in any respect. There are no side letters or Contracts to which Acquiror is a party related to the provision or funding, as applicable, of the purchases contemplated by the Forward Purchase Contract and the Subscription Agreements or the Transactions other than as expressly set forth in this Agreement, the Forward Purchase Contract, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Forward Purchase Contract and the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Forward Purchase Contract and the Subscription Agreements. Acquiror has, and to the knowledge of Acquiror, the FP Investors that have executed the Forward Purchase Contract and the Subscribers that have executed Subscription Agreements have, complied in all material respects with all of its obligations under the Forward Purchase Contract and the Subscription Agreements. To the knowledge of the Acquiror, there are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Forward Purchase Contract and the Subscription Agreements, other than as expressly set forth in the Forward Purchase Contract and the Subscription Agreements. To the knowledge of Acquiror, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or the FP Investors party to the Forward Purchase Contract or (ii) constitute a default or breach on the part of Acquiror or the Subscribers party to Subscription Agreements. As of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause any condition to the consummation of the purchase under the Forward Purchase Contract not to be satisfied.

5.23 No Additional Representation or Warranties. Except as otherwise provided in this Article V (as modified by the applicable Acquiror Schedules in accordance with (and subject to) Section 11.07) or any certificate delivered in accordance with Section 9.03(c), the Acquiror expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Acquiror or the Acquiror’s assets. Except as set forth in (or pursuant to) the Transaction Documents, (a) none of the Acquiror’s Affiliates nor any of their respective directors, officers, employees, stockholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates, and (b) no such Related Party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.

Article VI
COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (w) as set forth on Schedule 6.01, (x) as expressly contemplated or permitted by this Agreement, (y) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or (z) as required by Law (including COVID-19 Measures), (i) use commercially

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reasonable efforts to conduct and operate its business in the ordinary course, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers, and (iv) use commercially reasonable efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor; provided that in the case of each of the preceding clauses (i)-(iv), the Company may, in connection with COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary (A) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or its Subsidiaries or to preserve its business or (B) to respond to third-party supply or service disruptions caused by COVID-19, including the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01. Without limiting the generality of the foregoing, except (w) as set forth on Schedule 6.01, (x) as expressly contemplated by this Agreement, (y) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or (z) required by Law (including COVID-19 Measures), the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change or amend the certificate of incorporation, bylaws or other Governing Documents of any Group Company in any material respect;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders or member, as applicable, of any of the Group Companies or make any other distribution in respect of any of the Group Companies’ capital stock or other equity interests, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary, (ii) effect any recapitalization, reclassification, combination, split or otherwise amend the terms of any shares or series of the Group Companies’ capital stock or equity interest, or effect other change in the capitalization of any of the Group Companies, (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or other equity interest or securities convertible into or exchangeable for shares of its capital stock or other equity interest, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock or other equity interest, or split, combine or reclassify any shares of its capital stock or other equity interest, other than (A) the issuance of shares upon the exercise of options outstanding as of the date of this Agreement and (B) transactions among the Company and its wholly-owned Subsidiaries or (iv) except pursuant to the Company Option Plan, purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of any of the Group Companies;

(c) amend or modify any material term of (in a manner materially adverse to the Group Companies), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.11(a)(i) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.11(a)(i)), or under any Material Lease or Significant Capital Lease other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

(d) sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Group Companies, taken as a whole (including Company IP), except for (i) transactions solely among the Company and its wholly-owned Subsidiaries or among the wholly-owned Subsidiaries of the Company, (ii) dispositions of obsolete or worthless assets, (iii) sales of inventory in the ordinary course of business, (iv) transactions pursuant to any Contract existing as of the date of this Agreement, (v) sales, abandonment, lapses of assets or items or materials (in each case other than Company IP) in an amount not in excess of $10,000,000 individually and $50,000,000 in the aggregate, (vi) Permitted Liens, and (vii) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole;

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(e) with respect to Owned IP, and notwithstanding Section 6.01(d), in any transaction or series of transactions, distribute, pledge, assign, sell, lease, transfer, exclusively license, waive, grant immunities, transfer, convey, abandon (including by means of failing to maintain, protect, renew or enforce, or failing to pay applicable maintenance, renewal, registration, license, usage or other fees or other dues), permit to lapse, or expire or otherwise dispose of any Owned IP or any portion thereof, except in the ordinary course of business;

(f) adopt or enter into a plan of, or enter into effect a, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Group Companies (other than the Transactions);

(g) sell, assign, transfer, convey, lease or otherwise dispose of any tangible assets or properties of the Group Companies that have a fair market value of greater than $10,000,000 individually or $50,000,000 in the aggregate, including the Real Property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business, (ii) transactions among the Group Companies and their wholly-owned Subsidiaries or among their wholly-owned Subsidiaries, (iii) sales of inventory in the ordinary course of business or (iv) pursuant to Contracts in effect as of the date hereof;

(h) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(i) (i) limit the right of any Group Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person, (ii) grant any exclusive or similar rights to any Person, or (iii) enter into, renew, amend, modify, terminate (excluding any expiration in accordance with its terms) or extend any other Contract of the type described in Section 4.11(a) to which any Group Company is or would be a party or by which any Group Company may be bound, except, in each case, to the extent such action (A) is taken in the ordinary course of business or (B) is not materially adverse to any of the Group Companies;

(j) (i) make (other than on an originally filed Tax Return), change or rescind any material Tax election, (ii) change any annual Tax accounting period or any material method of Tax accounting, (iii) file any amended material Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries, (iv) settle, compromise, or abandon any claim, investigation, audit or controversy relating to a material amount of Taxes, or (v) enter into a closing agreement with respect to any material amount of Tax;

(k) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(l) enter into, renew or amend in any material respect any Company Affiliate Agreement (or any Contract that, if existing on the date hereof, would constitute a Company Affiliate Agreement);

(m) waive, release, compromise, settle or satisfy any pending or threatened material investigation, claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any Liability, other than in the ordinary course of business or that otherwise do not exceed $1,000,000 in the aggregate in amounts payable by any of the Group Companies in settlement or satisfaction thereof, after contribution from available insurance proceeds;

(n) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $25,000,000 other than (x) solely between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, (y) amounts available in accordance with the terms of the revolving credit facility under the Existing First Lien Credit Agreement as of the date of this Agreement, and any refinancing thereof, or (z) capital leases in the ordinary course of business, provided that, in no event shall any such Indebtedness be subject to any material prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to any of the Group Companies the terms of or any agreement with respect to any such outstanding Indebtedness; provided, further, that any action permitted under this Section 6.01(n) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

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(o) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or in the ordinary course of business with respect to individuals with annual base compensation of less than $250,000: (A) increase the compensation of any current or former employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries; (B) increase the benefits payable to any current or former employee, officer, individual independent contractor, or director of the Company or any of its Subsidiaries; (C) grant, award or provide any bonus, severance, retention, change-in-control, equity or equity-based compensation, or similar benefit to any current or former employee, officer, individual independent contractor, or director of the Company or any of its Subsidiaries; (D) accelerate the payment or vesting of any compensation or benefit payable to any current or former employee, officer, individual independent contractor, or director of the Company or any of its Subsidiaries; (E) terminate (other than for cause) or hire (other than to replace an employee who has resigned or been fired for cause) any employee, officer or independent contractor (that is an individual) of the Company or any of its Subsidiaries with annual base compensation equal to or greater than $250,000; or (F) establish, adopt, enter into, terminate or materially amend any Benefit Plan (other than offer letters and similar agreements that are terminable “at will” or for convenience and without the payment of severance or other material obligations); and

(p) enter into any binding agreement to do any action prohibited under this Section 6.01.Notwithstanding anything to the contrary in this Section 6.01, the Group Companies’ failure to take any action prohibited by this Section 6.01 will not be a breach of the first sentence of this Section 6.01. In addition, the parties acknowledge and agree that an e-mail from an officer or director of Acquiror (or such other individuals as Acquiror may specify by notice to the Company) referencing this Section 6.01 and granting consent shall constitute valid form of consent of Acquiror for all purposes under this Section 6.01.

6.02 No Claim Against the Trust Account. Reference is made to the final prospectus of Acquiror, dated as of March 2, 2021 and filed with the SEC (File Nos. 333-252283 and 333-253811) on March 4, 2021. The Company hereby understands and acknowledges that Acquiror has established the Trust Account containing the proceeds of its initial public offering and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders (including Acquiror’s underwriters to the extent they have acquired overallotment shares, the “Acquiror Public Stockholders”) and that disbursements from the Trust Account are available only in certain limited circumstances in accordance with the Trust Agreement. Accordingly, for and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company (on behalf of itself and its Affiliates) hereby agrees that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating to, this Agreement or any other Transaction Document, any proposed or actual business relationship between Acquiror or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company (on behalf of itself and its Affiliates) hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy for monetary damages shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its Affiliates to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of a Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Acquiror Public Stockholders (solely in such capacity),

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whether in the form of money damages or injunctive relief, Acquiror and its Representatives, as applicable, shall be entitled to recover from the Company and its Affiliates the associated legal fees and costs in connection with any such action, in the event Acquiror or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding the other provisions of this Section 6.02, (i) references to distributions from the Trust Account (including “distributions therefrom”) means distributions to the Acquiror Public Stockholders and (ii) “Released Claims” do not include, and the release contained herein shall not apply to, any claim (A) that arises as a result of, in connection with or relating to a written agreement entered into following execution of this Agreement (except as set forth in such written agreement) (B) against monies released to the Company or Acquiror or any of its Affiliates in connection with a Business Combination or (C) claims by any person in a capacity as an Acquiror Public Stockholder.

6.03 Requisite Approval. Upon the terms set forth in this Agreement, the Company shall (a) seek the written consent, in form and substance reasonably acceptable to Acquiror, of the Company Stockholders constituting the Company Stockholder Approval in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement via written consent (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within three (3) Business Days after the Registration Statement becomes effective and (b) in the event the Company determines it is not able to obtain the Written Consent, the Company shall call and hold a meeting of holders of Company Shares for the purpose of voting solely upon the Company Stockholder Approval (the “Company Stockholders Meeting”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty-five (25) days after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Stockholders entitled to provide such written consent and (ii) solicit written consents from the Company Stockholders to give the Company Stockholder Approval. The Company Board shall recommend to the Company Stockholders that they approve and adopt this Agreement and approve the Merger and all other Transactions (the “Company Board Recommendation”). Neither the Company Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Acquiror the Company Board Recommendation.

6.04 Anti-Takeover Matters. The Company shall not adopt any stockholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Group Company would be or become subject, party or otherwise bound.

6.05 No Trading. The Company acknowledges and agrees that it is aware, and that its Subsidiaries, directors and officers have been made aware, of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not, and it shall cause its Subsidiaries not to, purchase or sell any securities of Acquiror in violation of such Laws, or cause or encourage any Person to do the foregoing.

6.06 Exclusivity. During the Interim Period, the Company shall not take, and shall direct its Affiliates and Representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Acquiror, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Company Acquisition Proposal. The Company shall, and shall direct its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal. To the extent any action is taken by any of the Company’s Affiliates or Representatives in breach of this Section 6.06, the Company shall be responsible for such breach as if such action was taken by the Company directly and as if such Affiliate or Representative was a party to this Agreement. The Company agrees that the rights and remedies for noncompliance with this Section 6.06 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Acquiror and that money damages would not provide an adequate remedy to Acquiror.

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6.07 Cash Election Consideration Cap Increase. At or prior to the Closing, at the election of the Company, the dollar amount set forth in clause (a) of the Cash Election Consideration Cap shall be increased by an amount specified by the Company not to exceed $30,000,000 with the prior written consent of (a) Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) Atairos.  The increase described in this Section 6.07 shall be in addition to, and not in limitation of, any increase in such amount contemplated by the definition of Option Election Consideration Cap.

Article VII
COVENANTS OF ACQUIROR

7.01 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless each present and former director and officer of Acquiror, the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Acquiror, the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other Governing Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Company shall (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws, memorandum and articles of association and other Governing Documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. The Surviving Company shall assume, and be liable for and honor each of the covenants in this Section 7.01.

(b) For a period of six (6) years from the Effective Time, the Surviving Company shall maintain in effect directors’ and officers’ liability insurance covering (i) those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) and (ii) those Persons who are currently covered by the Acquiror’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the Company or its agents or representatives), in each case, on terms not less favorable than the better of (A) the terms of the current directors’ and officers’ liability insurance policies in place for the Company’s and its Subsidiaries’ directors and officers, (B) the terms of the current directors’ and officers’ liability insurance policies in place for the Acquiror’s directors and officers, and (C) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Company (including the Company and its Subsidiaries); provided, that in no event shall the Surviving Company be required to pay an annual premium for such insurance in excess of the greater of 300% of the aggregate annual premium payable by the Company and its Subsidiaries or Acquiror for such applicable insurance policy for the year ended December 31, 2020; provided, however, that (i) the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.01 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Merger indefinitely and shall be binding on the Surviving Company and all successors and assigns of the Surviving Company. In the event that the Surviving Company or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any Person, then the Surviving Company shall ensure that proper provision shall be made so that the successors and

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assigns of the Surviving Company shall succeed to the obligations set forth in this Section 7.01. The obligations of the Surviving Company under this Section 7.01 shall not be terminated or modified in such a manner as to materially and adversely affect any present or former director or officer of Acquiror, the Company or each of its Subsidiaries to whom this Section 7.01 applies without the consent of the affected Person.

7.02 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as (w) set forth on Acquiror Schedule 7.02, (x) as expressly contemplated or permitted by this Agreement (including the Domestication and the Merger), (y) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as (z) required by Law, Acquiror shall not:

(i) seek any approval from the Acquiror Stockholders to change, modify or amend the Trust Agreement or the Acquiror Governing Documents or change, modify or amend the Trust Agreement or the Acquiror Governing Documents;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B)  split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any Acquiror Class A Common Stock required by the Offer or as otherwise required by Acquiror’s Governing Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii) (A) make (other than on an originally filed Tax Return), change or rescind any material Tax election, (B) change any annual Tax accounting period or any material method of Tax accounting, (C) file any amended material Tax Return that could materially increase the Taxes payable by Acquiror, (D) settle, compromise, or abandon any claim, investigation, audit or controversy relating to a material amount of Taxes, or (E) enter into a closing agreement with respect to any material amount of Tax;

(iv) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(v) enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would constitute an Acquiror Affiliate Agreement) other than as contemplated by clause (viii)(B) below;

(vi) enter into any material Contract or amend or modify any term of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any material Contract to which Acquiror is a party (including placement agent agreements);

(vii) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to any pending or threatened Action);

(viii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than Indebtedness that satisfies each of the following: (A) used solely for Acquiror’s (1) ordinary course administrative costs and expenses and transaction expenses incurred in connection with the Transactions (including performance under any Transaction Documents) in compliance with this Agreement and each other Transaction Document to which Acquiror is a party or (2) following consultation with the Company, non-ordinary course costs and expenses and transaction expenses, in each case, incurred in connection with the Transactions (including performance under any Transaction Documents) in compliance with (and not in breach of) this Agreement and each other Transaction Document to which Acquiror is a party; and (B) such Indebtedness is a loan made by the Sponsor or any of its Affiliates to Acquiror without interest or other fees, costs or expenses of Acquiror; provided that, any such Indebtedness, in the aggregate, does not to exceed $1,500,000 (the “Acquiror Debt Limit”) and to the extent that such Indebtedness does exceed the Acquiror Debt Limit, the Sponsor shall, or shall cause its Affiliates to, forgive any such amount in excess of the Acquiror Debt Limit;

(ix) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the Transactions (including the transactions

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contemplated by the Forward Purchase Contract or the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

(x) except as contemplated by the Acquiror Omnibus Incentive Plan, (A) adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement or (B) hire any employee or any other individual to provide services to Acquiror or its Subsidiaries following Closing;

(xi) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror (other than the Transactions);

(xii) make any capital expenditures;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv) enter into any new line of business outside of the business currently conducted by Acquiror as of the date of this Agreement;

(xv) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xvi) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and its assets and properties;

(xvii) form any Subsidiary; or

(xviii) enter into any agreement or undertaking to do any action prohibited under this Section 7.02.

(b) During the Interim Period, Acquiror shall comply in all material respects with, and continue performing under, as applicable, the Acquiror Governing Documents, the Trust Agreement and all other material Contracts to which Acquiror may be a party.

7.03 Trust Account; Proceeds and Related Available Equity.

(a) Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed at Closing in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Class A Common Stock in connection with the Offer; (ii) the payment of the Outstanding Company Expenses, Outstanding Acquiror Expenses and any loans made by the Sponsor or any of its Affiliates to Acquiror without interest (if any) pursuant to Section 3.05(a) and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.03(h); and (iii) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (i) and (ii), to be disbursed to Acquiror or at its direction in accordance with this Agreement.

(b) If the Closing Acquiror Cash as of the anticipated Closing (assuming satisfaction or waiver of the conditions set forth in Article IX) is reasonably expected to be less than the Company’s Required Funds, then the Acquiror and its Representatives, in cooperation with the Company and its Representatives, shall be entitled to solicit and arrange for and enter into a subscription agreement for the purchase by third Persons of, additional shares of Acquiror Class A Common Stock on the terms of the applicable Common Subscription Agreement (and at a subscription price of no less than $10 per share) in an aggregate amount such that the Closing Acquiror Cash is, at or immediately prior to the Closing, equal to the Company’s Required Funds (or such greater amount as agreed to by the Company in its sole discretion) after giving effect to such subscriptions, and such subscriptions made pursuant

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to this sentence shall be added to the definition and amount of Closing Acquiror Cash including for purposes of Section 9.03(g) (without duplication). Notwithstanding the foregoing, (i) the Acquiror shall not sell or issue more than 5,000,000 additional shares of Acquiror Class A Common Stock pursuant to this Section 7.03(b) without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed and (ii) in any event, the Acquiror may not sell or issue shares of Acquiror Class A Common Stock to the Persons set forth on Acquiror Schedule 7.03(b) or any of their Affiliates without the prior written consent of the Company as exercised in its sole discretion.

7.04 Acquiror NYSE Listing.

(a) From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Class A Common Stock to be listed on, the NYSE.

(b) Acquiror shall use reasonable best efforts to cause the Surviving Company Class A Common Stock to be issued in connection with the Transactions (including any shares of Surviving Company Class A Common Stock to be issued to holders of Converted Options in connection with an exercise of such Converted Options) to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

7.05 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.06 Financing. Acquiror shall use commercially reasonable efforts to take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Forward Purchase Contract and the Subscription Agreements), on or prior to the Closing Date, to consummate the transactions contemplated by the Forward Purchase Contract and the Subscription Agreements on the terms and conditions described or contemplated therein, including using commercially reasonable efforts to (a) comply with its obligations under the Forward Purchase Contract and the Subscription Agreements, (b) maintain in effect the Forward Purchase Contract and the Subscription Agreements in accordance with the terms and conditions thereof, (c) satisfy on a timely basis all conditions and covenants applicable to Acquiror set forth in the Forward Purchase Contract and the Subscription Agreements, (d) deliver notices to the counterparties to the Forward Purchase Contract and the Subscription Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Forward Purchase Contract and the Subscription Agreements, (e) enforce its rights under the Forward Purchase Contract and the Subscription Agreements to cause the FP Investors or a Subscriber, as applicable, to pay to (or as directed by) Acquiror the applicable purchase price (or other consideration) under the Forward Purchase Contract or such Subscriber’s applicable Subscription Agreement in accordance with its terms, and (f) in the event that all conditions in the Forward Purchase Contract and the Subscription Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Forward Purchase Contract and the Subscription Agreements at or prior to the Closing. The Company shall use commercially reasonable efforts to cooperate with Acquiror in Acquiror’s performance and satisfaction of the foregoing obligations. Acquiror shall not amend the terms or conditions of, or waive any provision or remedy (in whole or in part) under, or replace or terminate, the Forward Purchase Contract, the Apollo Fee Letter or any Subscription Agreement in any manner without the Company’s prior written consent. Acquiror shall give the Company prompt written notice upon having actual knowledge of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Forward Purchase Contract or any of the Subscription Agreements, (ii) the receipt of any written notice or other written communication from any party to the Forward Purchase Contract or any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the Forward Purchase Contract or any Subscription Agreement of any provisions of the Forward Purchase Contract or any Subscription Agreement, and (iii) any expected or actual underfunding of any amount under the Forward Purchase Contract or any Subscription Agreement.

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7.07 Section 16 Matters. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of equity securities of the Surviving Company pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Surviving Company following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.08 Director and Officer Indemnity. On the Closing Date, the Surviving Company shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Acquiror Schedule 7.08, which indemnification agreements shall continue to be effective following the Closing.

7.09 Exclusivity. During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Acquiror Business Combination Proposal. Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquiror Business Combination Proposal. Acquiror agrees that the rights and remedies for noncompliance with this Section 7.09 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

7.10 Acquiror Warrants. By virtue of the Domestication and without any action on the part of any holder of Acquiror Warrants, subject to the terms of the Sponsor Support Agreement, each Acquiror Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Acquiror Warrant shall entitle the holder thereof to acquire one share of Acquiror Class A Common Stock (after giving effect to the Domestication) at an exercise price of eleven dollars and fifty cents ($11.50), subject to adjustment as set forth in Section 4 of the Warrant Agreement.

7.11 Termination of Certain Agreements. On and as of the Closing, Acquiror shall (i) take all actions necessary to cause the Contracts listed on Acquiror Schedule 7.11 to be terminated without any further force and effect and without any cost or other Liability to Acquiror or the Surviving Company and its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing, (ii) waive, and caused to be waived, any anti-dilution or similar protections in favor of Acquiror or any of its stockholders (including those set forth in Section 17 of the Acquiror Governing Documents) and (iii) waive, and cause to be waived, any right in favor of Acquiror or any of its stockholders to convert any working capital loans into Acquiror Warrants.

7.12 Employment Agreements. Acquiror shall use commercially reasonable efforts to enter into employment agreements with each individual listed on Acquiror Schedule 7.12(a) in the form to be provided to Acquiror by the Company and each such individual, which employment agreements shall be in substantially the form of the individual’s current employment agreement, but with such additions, variations and changes as contemplated by Acquiror Schedule 7.12(b), and with such other additions, variations and changes that are not inconsistent with the terms and conditions described on Acquiror Schedule 7.12(b) as the Company and each such individual shall, in consultation with Acquiror, mutually agree. The Company shall consider in good faith any comments or suggestions from Acquiror regarding the terms of such employment agreements, and the Company shall keep Acquiror apprised of any recommendations that the Company shall receive from any third-party compensation consultant engaged to advise on the terms thereof.

7.13 Preferred COD. Acquiror shall take all action to cause the Acquiror Board to adopt and approve the Preferred COD and authorize the filing of the Preferred COD with the Secretary of State of the State of Delaware.

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Article VIII
JOINT COVENANTS

8.01 HSR Act and Regulatory Approvals.

(a) In connection with the Transactions, the parties shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The parties shall use their reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the other party as promptly as reasonably practicable all information required for any application or other filing required to be made by such party pursuant to any Antitrust Law. The parties shall substantially comply with any Information or Document Requests.

(b) The parties shall request early termination of any waiting period under the HSR Act (to the extent permitted by applicable Law) and exercise their reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) The parties shall cooperate in good faith with the Regulatory Consent Authorities and exercise their reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger; provided, however, that nothing in this Section 8.01 or any other provision of this Agreement shall require or obligate the Company or any of its Subsidiaries or Affiliates to, and Acquiror and its Affiliates shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company or any of its Subsidiaries or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or Affiliates, or any interest therein.

(d) Each party shall promptly notify the other party of any substantive communication with, and furnish to such party copies of any notices or written communications received by, the party or any of its Affiliates and any third party or Governmental Authority with respect to the Transactions, and such party shall permit counsel to the other party an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided that such party shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions without the written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Each party agrees to provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of such party, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided that each party may, as it deems advisable and necessary, designate any materials provided to the other party under this Section 8.01 as “outside counsel only.”

(e) Acquiror and the Company shall each be responsible for the payment of fifty percent (50%) of any filing fees payable to the Regulatory Consent Authorities or any other Governmental Authorities (including the SEC) in connection with the Transactions.

(f) Each party shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive

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agreement relating to, or the consummation of, such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transaction; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Transactions.

8.02 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 8.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.02, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company or its Subsidiaries; and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, the Company or its Subsidiaries be obligated to bear any expense or pay any fee (other than ordinary course legal fees and expenses or payments to a Governmental Authority) or, except for Acquiror and the Company in accordance with Section 8.01(e), grant any concession to a third party in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

8.03 Preparation of Registration Statement; Special Meeting.

(a) The Company agrees to use its reasonable best efforts to provide Acquiror with all information regarding the results of operations, management and business of the Company and its Subsidiaries required by Acquiror to be included in the Registration Statement, including unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in shareholder equity, and cash flows, of the Company as at and for the nine months ended March 28, 2021, in each case, prepared in accordance with GAAP and Regulation S-X (the “Unaudited Interim Financial Statements”). The Company shall use its reasonable best efforts, and the Company shall cause its Subsidiaries to use their reasonable best efforts, to cause their officers and employees to, in each case, during normal business hours and upon reasonable advanced notice, reasonably cooperate with Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall use its reasonable best efforts to reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Schedule 14A (it being understood that the obligation to prepare such financial statements shall be the obligation of Acquiror).

(b) As promptly as practicable following the execution and delivery of this Agreement (and in any event on or prior to the fifth (5th) Business Day following the delivery of the Unaudited Interim Financial Statements which fifth (5th) Business Day shall in no event be earlier than the twentieth (20th) day following the date of this Agreement), Acquiror and the Company shall prepare and mutually agree on (such agreement not to be unreasonably withheld or delayed), and Acquiror shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Surviving Company Class A Common Stock (including the Surviving Company Class A Common Stock into which shares of Surviving Company Class B Common Stock are convertible) to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. The Registration Statement shall include for registration all shares of Surviving Company Class A Common Stock (including the Surviving Company Class A Common Stock into which shares of Surviving Company Class B Common Stock or Surviving Company Preferred Stock are convertible, to the extent eligible for registration on the Registration Statement) to be issued under this Agreement, including the Earnout Shares.

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(c) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the Acquiror Stockholders in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Governing Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(d) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the adoption and approval of the Business Combination (as defined in the Acquiror Governing Documents) and this Agreement (the “Transaction Proposal”), (ii) the adoption and approval of the Domestication (the “Domestication Proposal”), (iii) the adoption and approval of the governing documents of Acquiror contemplated by the Acquiror Certificate of Incorporation (the “Governing Document Proposal”), (iv) to the extent required by the NYSE listing rules, the adoption and approval of the issuance of the Aggregate Closing Common Stock Consideration (together with the Earnout Shares), the Acquiror Class A Common Stock and the Acquiror Preferred Stock (including the underlying shares of Acquiror Class A Common Stock) pursuant to the Forward Purchase Contract, the Subscription Agreements or pursuant to Section 7.03(b) (the “NYSE Proposal”), (v) the adoption and approval of the Acquiror Omnibus Incentive Plan (the “Acquiror Omnibus Incentive Plan Proposal”), (vi) the adoption and approval of the Acquiror Employee Stock Purchase Plan (the “Acquiror Employee Stock Purchase Plan Proposal”), (vii) adjournment of the Special Meeting, if necessary, for up to 15 days to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Acquiror Adjournment Proposal”) and (viii) the adoption and approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transaction (the “Additional Proposal” and together with the Transaction Proposal, the Domestication Proposal, the Governing Document Proposal, the NYSE Proposal, the Acquiror Omnibus Incentive Plan Proposal, the Acquiror Employee Stock Purchase Plan Proposal and the Acquiror Adjournment Proposal, the “Proposals”). The Acquiror Omnibus Incentive Plan Proposal shall provide that an aggregate number of shares of Acquiror Class A Common Stock equal to the percentage set forth on Schedule 8.03(d) of the outstanding shares of Acquiror Class A Common Stock as of Closing shall be reserved for issuance pursuant to the Acquiror Omnibus Incentive Plan, subject to annual increases as provided therein, and the Acquiror Employee Stock Purchase Plan Proposal shall provide that an aggregate number of shares of Acquiror Class A Common Stock equal to the percentage set forth on Schedule 8.03(d) of the outstanding shares of Acquiror Class A Common Stock as of Closing shall be reserved for issuance pursuant to the Acquiror Employee Stock Purchase Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror Stockholders at the Special Meeting.

(e) Acquiror and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, Acquiror shall cause the Proxy Statement to be mailed to the Acquiror Stockholders. Each of Acquiror and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement.

(f) Except as required by applicable Law, no filing of, or amendment or supplement to the Registration Statement will be made by Acquiror or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed).  Acquiror and the Company each will advise the other,

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promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Surviving Company Class A Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(g) Acquiror shall (A) as promptly as practicable following the effectiveness of the Registration Statement (and in no event later than the date the Proxy Statement is required to be mailed in accordance with clause (B) below) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting (which Special Meeting shall be held not more than 25 days after the date on which Acquiror commences the mailing of the Proxy Statement to its stockholders of record in accordance with clause (B) below), (B) cause the Proxy Statement to be mailed to its stockholders of record, as of the record date, as promptly as practicable (but in no event later than three (3) Business Days except as otherwise required by applicable Law) following the earlier to occur of: (x) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (y) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, and (C) thereafter, solicit proxies from the Acquiror Stockholders to vote in accordance with the recommendation of the Acquiror Board with respect to each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement, unless the Acquiror Board shall have changed the recommendation in accordance with this Section 8.03(g). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided that if, at any time prior to obtaining the Acquiror Stockholder Approval, the Acquiror Board determines in good faith following receipt of a legal opinion from outside legal counsel that the failure to effect an Acquiror Change in Recommendation with respect to such Intervening Event would breach the Acquiror Board’s fiduciary duties under applicable Law then, in each case, Acquiror or the Acquiror Board may, prior to obtaining the Acquiror Stockholder Approval, make an Acquiror Change in Recommendation; provided, further, that Acquiror will not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (i) Acquiror delivers to the Company a written notice (an “Acquiror Change in Recommendation Notice”) advising the Company that the Acquiror Board proposes to take such action and containing a reasonable description of the Intervening Event that is the basis of the proposed action of the Acquiror Board, together with a copy of the aforementioned legal opinion from outside legal counsel (it being acknowledged that such Acquiror Change in Recommendation Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the tenth (10th) Business Day immediately following the day on which Acquiror delivered the Acquiror Change in Recommendation Notice (such period from the time the Acquiror Change in Recommendation Notice is provided until 5:00 p.m. New York City time on the tenth (10th) Business Day immediately following the day on which Acquiror delivered the Acquiror Change in Recommendation Notice, the “Acquiror Change in Recommendation Notice Period”), the Acquiror Board reaffirms in good faith following the receipt of a legal opinion from outside legal counsel that the failure to make an Acquiror Change in Recommendation would breach the Acquiror Board’s fiduciary duties under applicable Law.  If requested by the Company, Acquiror will and will use its reasonable best efforts to cause its Representatives to, during the Acquiror Change in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Acquiror Change in Recommendation. Acquiror’s obligations under this Section 8.03 to call and hold the Special Meeting with respect to all Proposals shall not be affected by any Acquiror Change in Recommendation.

8.04 Tax Matters.

(a) Tax Treatment. Acquiror and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent the Transactions from qualifying for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination), cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

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(b) The Company and Acquiror hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Each of Acquiror and the Company shall use their respective reasonable best efforts and cooperate with one another and Tax Opinion Counsel in order for (i) the Company to obtain the Tax Opinion and (ii) any Tax opinions required to be filed with the SEC in connection with the Registration Statement to be obtained. Each of Acquiror and the Company shall use reasonable best efforts to deliver to Tax Opinion Counsel customary representation letters, in form and substance reasonably acceptable to Tax Opinion Counsel, dated as of the Closing Date or such time or times as may be reasonably requested by Tax Opinion Counsel. The Company shall reasonably promptly notify Acquiror if the Company becomes aware of any fact or circumstance indicating that Paul, Weiss, Rifkind, Wharton & Garrison LLP will not deliver the Tax Opinion. If Tax Opinion Counsel will not deliver the Tax Opinion, the Company and Acquiror shall cooperate and use good faith efforts to consider and negotiate such amendments to this Agreement as may be reasonably required in order for Tax Opinion Counsel to deliver the Tax Opinion (it being understood that no party shall be required to agree to any such amendment which, in the good faith judgment of such party, would subject it to any material economic, legal, regulatory, reputational or other cost or detriment).

(d) At the Closing, the Company shall deliver to Acquiror a certificate and notice to the Internal Revenue Service that complies with Sections 897 and 1445 of the Code and the applicable Treasury Regulations certifying that interests in the Company are not U.S. real property interests within the meaning of Section 897 of the Code.

(e) Following the Closing, the Surviving Company shall provide former shareholders of Acquiror with any information required to file IRS Form 8621 (including any information necessary to make a qualified electing fund election) and/or IRS Form 5471 with respect to the period prior to the Domestication.

8.05 Confidentiality; Publicity.

(a) Each party hereto acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b) None of Acquiror, the Company or any of their respective Affiliates shall make, and the Company shall cause its Subsidiaries not to make and Acquiror shall direct the Sponsor not to make (and shall be liable for any breach of this Section 8.05(b) by the Sponsor as if Sponsor was a party to this Agreement) any public announcement or issue any public communication regarding this Agreement or the Transactions or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, (i) each party and its Affiliates may make customary disclosures of summarized information regarding this Agreement and the Transactions to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto and (ii) the Company and its Affiliates, without consulting with Acquiror, may provide ordinary course communications regarding this Agreement, any of the other Transaction Documents and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case of clauses (i) and (ii), who are subject to customary confidentiality restrictions; provided, further, that subject to Section 8.07 and this Section 8.05, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

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8.07 Inspection.

(a) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Group Companies by third parties that may be in the Group Companies’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the Transactions or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege or similar protection from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Group Companies are bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Group Companies, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Group Companies, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Group Companies that are in the possession of the Group Companies as such Representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Group Companies without the prior written consent of the Company. The parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

(b) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror by third parties that may be in Acquiror’s possession from time to time, and except for any information which (x) relates to the negotiation of this Agreement and the Transactions or (y) in the judgment of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege or similar protection from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror is bound, Acquiror shall, and shall cause its Subsidiaries to, afford the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Acquiror, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of the Acquiror as such Representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Acquiror without the prior written consent of the Acquiror. The parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time,

8.08 Acquiror Omnibus Incentive Plan.Acquiror shall, prior to the Effective Time, (i) adopt and approve the Acquiror Omnibus Incentive Plan to be effective in connection with the Closing, in the form set forth on Exhibit J and (ii) adopt and approve the Acquiror Employee Stock Purchase Plan, to be effective in connection with the Closing, in the form set forth on Exhibit K.

8.09 Stockholder Litigation.The Company shall promptly advise Acquiror, and Acquiror shall promptly advise the Company, as the case may be, of any Action commenced (or to the knowledge of the Company or the knowledge of Acquiror (as applicable), threatened) after the date of this Agreement against such party, any of its Subsidiaries or any of its directors (any such party, as applicable, a “Defending Party”) by any Company Stockholder or any Acquiror Stockholder relating to this Agreement, the Merger or any of the other Transactions, and the Defending Party shall keep the other party reasonably informed regarding any such litigation. The Defending Party shall control the defense of any such Action, provided that the Defending Party (a) shall give the other party a reasonable opportunity to participate (at its own expense) in the defense of (or any settlement discussions with respect to) any such Action against the Company or Acquiror or any of their respective directors, (b) shall keep the other party informed as to the status thereof and (c) shall not settle, compromise, come to an arrangement regarding or cease defending against (or agree or consent to any of the foregoing with respect to) any such Action against the Company or Acquiror or any of its directors without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

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Article IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been entered, enacted or promulgated any Law following the date of this Agreement enjoining or prohibiting the consummation of the Transactions.

(c) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d) Net Tangible Assets. Acquiror shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Offer.

(e) Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained.

(f) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(g) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC and not withdrawn.

(h) NYSE. The Surviving Company Class A Common Stock (i) to be issued in connection with the Transactions (including the Earnout Shares) and (ii) into which shares of Surviving Company Preferred Stock are convertible, in each case, shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(i) Acquiror Governing Documents. The Acquiror Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, substantially in the form attached hereto as Exhibit A, and Acquiror shall have adopted the Acquiror Bylaws, substantially in the form attached hereto as Exhibit B.

(j) Preferred COD. The Preferred COD shall have been filed with the Secretary of State of the State of Delaware.

(k) Tax Opinion. The Company and Acquiror shall have received the Tax Opinion.

9.02 Additional Conditions to Obligations of Acquiror. The obligation of Acquiror to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in Section 4.01(a) (Corporate Organization of the Company), Section 4.02 (Due Authorization) and Section 4.14 (Brokers’ Fees), in each case, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time.

(ii) The representations and warranties of the Company contained in Section 4.18(a) (Absence of Changes) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time.

(iii) The representations and warranties of the Company contained in Section 4.05(a) and (b) (Capitalization) shall be true and correct, other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

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(iv) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i), (ii) and (iii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) Agreements and Covenants. The covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) Material Adverse Effect. No Effect shall have occurred between the date of this Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Acquiror contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization) and Section 5.12(d)(i) (Business Activities; Absence of Changes), in each case shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time.

(ii) The representations and warranties of Acquiror contained in Section 5.15(a) and (b)(Capitalization) shall be true and correct, other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

(iii) Each of the representations and warranties of Acquiror contained in this Agreement (other than the representations and warranties of Acquiror described in Section 9.03(a)(i) and (ii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as if made anew at and as of that time, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. The covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) Existing Credit Agreements. Acquiror shall, in respect of the Existing First Lien Credit Agreement, comply with the requirements of clause (b) of the definition of “Holdings Reorganization Transaction” (as set forth in the Existing First Lien Credit Agreement) in a manner reasonably satisfactory to the Company; provided that delivery of a letter in substantially in the form previously provided to Acquiror, will be deemed reasonably satisfactory to the Company.

(e) Material Adverse Effect. No Effect shall have occurred between the date of this Agreement and the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

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(f) Resignations. The Company shall have received written copies of irrevocable resignations from all of the directors and executive officers of Acquiror (other than any director who will become a member of the Surviving Company Board or any executive officer who will be an executive officer of the Surviving Company in accordance with the express terms of this Agreement), in each case effective as of the Effective Time.

(g) Company’s Required Funds. The Closing Acquiror Cash shall equal or exceed the Company’s Required Funds; provided, however, that in the event the Closing Acquiror Cash is less than the Company’s Required Funds, the Company shall have the right to elect to (i) waive the condition set forth in this Section 9.03(g) and (ii) reduce the Cash Election Consideration Cap by up to 100% of such shortfall. If the Cash Election Consideration Cap is reduced in accordance with the immediately preceding sentence, the Option Election Consideration Cap shall be reduced by the same percentage by which the Cash Election Consideration Cap is reduced.

(h) Election of Directors and Appointment of Officers. The Company shall have received written evidence from Acquiror of the election of the individuals set forth on Schedule 2.06 to the Surviving Company Board in accordance with Section 2.06 and the appointment of the individuals set forth on Schedule 2.06 as the officers of the Surviving Company, in each case solely to the extent consistent with the requirements of Section 2.06.

Article X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of the Company and Acquiror;

(b) prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any of the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Unaudited Interim Financial Statements shall not have been delivered to Acquiror by the Company on or before November 1, 2021, (iii) the Closing has not occurred on or before February 1, 2022 (the “Termination Date”)), or (iv) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in material breach of its obligations under this Agreement on such date;

(c) prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that any of the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company is in material breach of its obligations under this Agreement on such date;

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(d) by written notice from either the Company or Acquiror to the other if the Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from Acquiror to the Company at any time prior to the delivery of the Written Consent if the Company does not deliver the Written Consent within five Business Days of the effectiveness of the Registration Statement; or

(f) by written notice from the Company to Acquiror, in the event of an Acquiror Change in Recommendation.

10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective direct or indirect equityholders, controlling persons, partners, members, managers, stockholders, directors, officers, employees, Affiliates, agents or other representatives of such party hereto or such party hereto’ s Affiliates or its or any of the foregoing’s successors or assigns, other than Liability of any party hereto for any Willful Breach of this Agreement or Fraud by such party occurring prior to such termination subject to Section 6.02. The provisions of Sections 6.02, 8.05, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI

MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.09 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when emailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror, to:

Isos Acquisition Corporation
55 Post Road W, Suite 200
Westport, CT 06880
	Attn:	Winston Meade
	Email:	wmeade@isoscap.com

with a copy to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York NY 10004
	Attn:	Anson B. Frelinghuysen
	Email:	anson.frelinghuysen@hugheshubard.com
(b)	If to the Company to:

Bowlero Corp.
222 West 44th Street
New York, NY 10036
	Attn:	Brett I. Parker
Email:

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with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn:	Jeffrey D. Marell
Michael Vogel
Email:	jmarell@paulweiss.com
mvogel@paulweiss.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, in the event the Closing occurs, (a) the present and former officers and directors of each of the Company, its Subsidiaries and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01, (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 10.02, 11.13 and 11.15, (c) the Company’s existing stockholders, and any of their respective Affiliates (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 3.07 and Annex I and (d) the Acquiror Parties, HHR, the Company Parties, PWRW&G and Davis Polk are intended third-party beneficiaries of, and may enforce, Section 11.16.

11.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.06 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.07 Schedules and Exhibits. The Schedules, Acquiror Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules, Acquiror Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules or Acquiror Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule or Acquiror Schedule. Certain information set forth in the Schedules and Acquiror Schedules is included solely for informational purposes.

11.08 Entire Agreement. This Agreement (together with the Schedules, Acquiror Schedules and Exhibits to this Agreement), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the parties except as expressly set forth or referenced in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

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11.09 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.09.

11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.11 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the Transactions, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Notwithstanding the foregoing, the parties may enforce the decision of such courts in any court of competent jurisdiction. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.11. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

11.12 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.12 shall not be required to provide any bond or other security in connection with any such injunction.

11.13 Non-Recourse. Each party to this Agreement agrees, on behalf of itself and its Related Parties, that all Actions (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Transaction Documents or any of the Transactions; (b) the negotiation, execution or performance of this Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Transaction Documents); (c) any breach or violation of this Agreement or any of the other Transaction Documents; and (d) any failure of any of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents and in accordance with, and subject to the terms and conditions

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of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each party to this Agreement agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with any of the Transactions or under any other Transaction Document will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any Liabilities (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action or Liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal Liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company or Acquiror, as applicable, may assert (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against the Company or Acquiror solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (iii) against any Person expressly identified as a party to, and solely pursuant to the terms and conditions of, such Transaction Documents. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, no Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Transaction Documents or any of the Transactions, or the termination or abandonment of any of the foregoing.

11.14 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

11.15 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (iii) the Acquiror Representations constitute the sole and exclusive representations and warranties of Acquiror; (iv) except for the Company Representations by the Company, the Acquiror Representations by Acquiror and the other representations expressly made by Persons in the Transaction Documents, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including, except to the extent covered by Section 4.20 and Section 5.13, (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror Representations by Acquiror and the other representations expressly made by Persons in the Transaction Documents.

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11.16 Conflicts and Privilege.

(a) The Company and Acquiror, each on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) Sponsor, the shareholders or holders of other equity interests of Acquiror or Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Acquiror Parties”), on the one hand, and (ii) the Surviving Company or any member of the Company Parties, on the other hand, any legal counsel, including Hughes Hubbard & Reed LLP (“HHR”), that represented Acquiror or Sponsor prior to the Closing may represent Sponsor or any other member of the Acquiror Parties, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company or Sponsor. The Company and Acquiror, each on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among Acquiror, Sponsor or any other member of the Acquiror Parties, on the one hand, and HHR, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Acquiror Parties after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Company.

(b) The Company and Acquiror, each on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Company Parties”), on the one hand, and (y) the Surviving Company or any member of the Acquiror Parties, on the other hand, any legal counsel, including Paul, Weiss, Rifkind, Wharton & Garrison LLP (“PWRW&G”) and Davis Polk & Wardwell LLP (“Davis Polk”), that represented the Company prior to the Closing may represent any member of the Company Parties in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company. The Company and Acquiror, each on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company or any member of the Company Parties, on the one hand, and PWRW&G or Davis Polk, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Parties after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror or Sponsor prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Company.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
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IN WITNESS WHEREOF, Acquiror and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

ISOS ACQUISITION CORPORATION
By:	/s/ George Barrios
	Name:	George Barrios
	Title:	Co-Chief Executive Officer
By:	/s/ Michelle Wilson
	Name:	Michelle Wilson
	Title:	Co-Chief Executive Officer
BOWLERO CORP.
By:	/s/ Thomas F. Shannon
	Name:	Thomas F. Shannon
	Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

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Annex I

Earnout Merger Consideration

This Annex I sets forth the terms for the calculation of the number (if any) of $15.00 Earnout Shares and $17.50 Earnout Shares, as applicable. Terms used but not defined in this Annex I shall have the meanings ascribed to such terms in the other parts of this Agreement to which this Annex I is a part. This Annex I shall be subject to Section 3.07 in all respects.

1. $15.00 Share Price Milestone. If the closing share price of Surviving Company Class A Common Stock equals or exceeds $15.00 per share for any 10 trading days within any consecutive 20-trading day period that occurs after the Closing Date and on or prior to the 5-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$15.00 Share Price Milestone”, and such date is referred to as the “$15.00 Share Price Milestone Date”), then the Surviving Company shall issue, as promptly as practicable, to each holder of Company Common Stock that as of immediately prior to the Effective Time had an Earnout Pro Rata Portion exceeding zero (0), and Earnout Shares issued to holders of Company Options pursuant to the second sentence of Section 3.07 shall vest to the extent of, a number of shares of Applicable Surviving Company Common Stock equal to such holder’s Earnout Pro Rata Portion of 10,375,000 shares (such number of shares being referred to as the “$15.00 Earnout Shares”).

2. $17.50 Share Price Milestone. If the closing share price of Surviving Company Class A Common Stock equals or exceeds $17.50 per share for any 10 trading days within any consecutive 20-trading day period that occurs after the Closing Date and on or prior to the 5-year anniversary of the Closing Date (the first occurrence of the foregoing is referred to herein as the “$17.50 Share Price Milestone”, and such date is referred to as the “$17.50 Share Price Milestone Date”), then the Surviving Company shall issue, as promptly as practicable, to each holder of Company Common Stock that as of immediately prior to the Effective Time had an Earnout Pro Rata Portion exceeding zero (0), and Earnout Shares issued to holders of Company Options pursuant to the second sentence of Section 3.07 shall vest to the extent of, a number of shares of Applicable Surviving Company Common Stock equal to such holder’s Earnout Pro Rata Portion of 10,375,000 shares (such number of shares being referred to as the “$17.50 Earnout Shares” and, together with the $15.00 Earnout Shares, the “Earnout Shares”).

3. For the avoidance of doubt, Earnout Shares in respect of each Milestone will be issued and/or earned only once and the aggregate Earnout Shares issued shall in no event exceed 20,750,000 shares of Applicable Surviving Company Common Stock.

4. If, prior to the 5-year anniversary of the Closing Date, the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone have not occurred, none of the Earnout Shares in respect of the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable, shall be issued and any applicable Earnout Shares that have been issued in respect of Company Options shall be forfeited.

5. No Person shall have the rights of a stockholder in respect of any Earnout Shares until such shares are issued to such Person. Subject to the limitations contemplated herein, each Person entitled to receive Earnout Shares when the applicable Milestones are achieved pursuant to this Annex I shall have the right to receive dividends and/or distributions equivalents, and each Person who holds Earnout Shares that will vest upon the achievement of the applicable Milestones pursuant to this Annex I shall have the right to receive dividends and/or distributions, made to the holders of Surviving Company A Common Stock and Surviving Company Class B Common Stock; provided, however, that any dividends or other distributions or their equivalents payable with respect to Earnout Shares or the right to receive Earnout Shares in respect of which the applicable Milestone has not yet been achieved shall be set aside by the Surviving Company and shall be paid to such Persons upon the achievement of the applicable Milestone and the issuance or, in the case of Earnout Shares issued to holders of Company Options pursuant to the second sentence of Section 3.07, vesting of the corresponding Earnout Shares (if at all).

6. In the event that after the Closing and prior the 5-year anniversary of the Closing Date, (i) there is a Change of Control (or a definitive agreement providing for a Change of Control has been entered into prior to the 5-year anniversary of the Closing Date and such Change of Control is ultimately consummated, even if such consummation occurs after the 5-year anniversary of the Closing Date), (ii) any liquidation, dissolution or winding up of the Surviving Company (whether voluntary of involuntary) is initiated, (iii) any bankruptcy, reorganization, debt arrangement or similar proceeding under any bankruptcy, insolvency or similar law, or any dissolution or liquidation proceeding, is

Annex A-1-76

instituted by or against the Surviving Company, or a receiver is appointed for the Surviving Company or a substantial part of its assets or properties or (iv) the Surviving Company makes an assignment for the benefit of creditors, or petitions or applies to any Governmental Authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties (each of clauses (i) through (iv), an “Acceleration Event”), then any Earnout Shares that have not been previously issued by the Surviving Company (whether or not previously earned) and any Earnout Share previously issued to holders of Company Options shall be deemed earned and issued by the Surviving Company to the holders of Company Securities as of immediately prior to the Acceleration Event upon such Acceleration Event pursuant to Section 3.01 and Section 3.07 unless, in the case of an Acceleration Event that is a Change of Control, the value of the consideration to be received by the holders of the Applicable Surviving Company Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable; provided, that the determinations of such consideration and value shall be determined in good faith by the disinterested members of the Surviving Company Board; and provided, further that such Earnout Shares that are not deemed earned as of such Change of Control transaction shall be cancelled to the extent that such Change of Control transaction consists of a sale of the Surviving Company by merger, business combination or otherwise in which the stockholders of the Surviving Company receive only cash consideration for their shares. In the case of a Change of Control transaction consisting of a sale of the Surviving Company by merger, business combination or otherwise in which the stockholders of the Surviving Company receive other than only cash consideration for their shares, the board of directors of the Surviving Company shall determine the treatment of the Earnout Shares in their sole discretion. For the avoidance of doubt, each holder of Company Common Stock and Earnout Shares issued in respect of Company Options, in each case as of immediately prior to the Effective Time that has a positive Earnout Pro Rata Portion shall be entitled to such holder’s full Earnout Pro Rata Portion of the Earnout Shares regardless of whether such holder has, following the Effective Time, sold or otherwise transferred any Surviving Company Class A Common Stock, Surviving Company Class B Common Stock or Surviving Company Preferred Stock that such holder received in the Merger.

7. For purposes hereof, a “Change of Control” means the occurrence in a single transaction or as a result of a series of related transactions, of one or more of the following events:

a. any person or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (i) TS (and its Permitted Transferees (as defined in the Stockholders’ Agreement), Atairos and their respective Affiliates, successors and assigns, or (ii) a corporation or other entity owned, directly or indirectly, by the stockholders of the Surviving Company in substantially the same proportions as their ownership of stock of the Surviving Company) (x) is or becomes the beneficial owner, directly or indirectly, of securities of the Surviving Company representing more than fifty percent (50%) of the combined voting power of the Surviving Company’s then outstanding voting securities or (y) has or acquires control of the Surviving Company Board;

b. a merger, consolidation, reorganization or similar business combination transaction involving the Surviving Company, and, immediately after the consummation of such transaction or series of transactions, either (x) the Surviving Company Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Surviving Company immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the person resulting from such transaction or series of transactions or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

c. the sale, lease or other disposition, directly or indirectly, by the Surviving Company of all or substantially all of the assets of the Surviving Company and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Surviving Company of all or substantially all of the assets of the Surviving Company and its Subsidiaries, taken as a whole, to an entity at least a majority of the combined voting power of the voting securities of which are owned by stockholders of the Surviving Company.

d. If the Surviving Company shall, at any time or from time to time, after the date hereof effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of Applicable Surviving Company Common Stock, the number of Earnout Shares issuable pursuant to, and the stock price targets set forth in, paragraphs 1, 2 and 3 of this Annex I, shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective (which shall be the “ex” date, if any, with respect to any such event).

Annex A-1-77

Exhibit C

[BOWLERO CORP.]

Certificate of Designations

Series A Convertible Preferred Stock

[•], 2021

Annex A-1-78

Annex A-1 Page
Section 1.	Definitions	A-1-81
Section 2.	Rules of Construction	A-1-88
Section 3.	The Convertible Preferred Stock	A-1-88
(a)	Designation; Par Value	A-1-88
(b)	Number of Authorized Shares	A-1-89
(c)	Form, Dating and Denominations	A-1-89
(d)	Method of Payment; Delay When Payment Date is Not a Business Day	A-1-89
(e)	Transfer Agent; Register	A-1-90
(f)	Legends	A-1-90
(g)	Transfers and Exchanges; Transfer Taxes; Certain Transfer Restrictions	A-1-90
(h)	Exchange and Cancellation of Convertible Preferred Stock to Be Converted or Repurchased	A-1-91
(i)	Status of Retired Shares	A-1-92
(j)	Replacement Certificates	A-1-92
(k)	Registered Holders	A-1-92
(l)	Cancellation	A-1-92
(m)	Shares Held by the Company or its Subsidiaries	A-1-92
(n)	Outstanding Shares	A-1-92
(o)	Repurchases by the Company and its Subsidiaries	A-1-92
(p)	Notations and Exchanges	A-1-93
(q)	CUSIP and ISIN Numbers	A-1-93
Section 4.	Ranking	A-1-93
Section 5.	Dividends	A-1-93
(a)	Generally	A-1-93
(b)	Participating Dividends	A-1-94
(c)	Treatment of Dividends Upon Repurchase or Conversion	A-1-94
Section 6.	Rights Upon Liquidation, Dissolution or Winding Up	A-1-94
(a)	Generally	A-1-94
(b)	Certain Business Combination Transactions Deemed Not to Be a Liquidation	A-1-95
Section 7.	Repurchase of the Convertible Preferred Stock Upon a Fundamental Change	A-1-95
(a)	Right of Holders to Require the Company to Repurchase Convertible Preferred Stock Upon a Fundamental Change	A-1-95
(b)	Funds Legally Available for Payment of Fundamental Change Repurchase Price.	A-1-95
(c)	Fundamental Change Repurchase Date	A-1-95
(d)	Fundamental Change Repurchase Price	A-1-95
(e)	Fundamental Change Notice	A-1-96
(f)	Procedures to Exercise the Fundamental Change Repurchase Right	A-1-96
(g)	Payment of the Fundamental Change Repurchase Price	A-1-97
(h)	Repurchase by Third Parties	A-1-97
(i)

No Requirement to Conduct an Offer to Repurchase Convertible Preferred Stock if the Fundamental Change Results in the Convertible Preferred Stock Becoming Convertible into an Amount of Cash Exceeding the Fundamental Change Repurchase Price

A-1-97
(j)	Compliance with Applicable Securities Laws	A-1-97
Section 8.	Covenants	A-1-97
(a)	Certain Information	A-1-97

Annex A-1-79

Annex A-1 Page
Section 9.	Voting Rights	A-1-98
(a)	Voting and Consent Rights with Respect to Specified Matters	A-1-98
(b)	Right to Vote with Holders of Common Stock on an As-Converted Basis	A-1-99
(c)	Procedures for Voting and Consents.	A-1-99
Section 10.	Conversion	A-1-100
(a)	Generally	A-1-100
(b)	Conversion at the Option of the Holders	A-1-100
(c)	Mandatory Conversion at the Company’s Election	A-1-100
(d)	Conversion Procedures	A-1-101
(e)	Settlement upon Conversion	A-1-102
(f)	Conversion Rate Adjustments	A-1-103
(g)	Voluntary Conversion Rate Increases	A-1-105
(h)	[Reserved]	A-1-105
(i)	Effect of Common Stock Change Event	A-1-105
(j)	Adjustments to the Conversion Rate in Connection with a Make-Whole Fundamental Change	A-1-106
Section 11.	Certain Provisions Relating to the Issuance of Common Stock	A-1-107
(a)	Equitable Adjustments to Prices	A-1-107
(b)	Reservation of Shares of Common Stock	A-1-108
(c)	Status of Shares of Common Stock	A-1-108
(d)	Taxes Upon Issuance of Common Stock	A-1-108
Section 12.	Calculations	A-1-108
(a)	Responsibility; Schedule of Calculations	A-1-108
(b)	Calculations Aggregated for Each Holder	A-1-108
Section 13.	Tax Treatment	A-1-108
Section 14.	Notices	A-1-108
Section 15.	No Other Rights	A-1-108

Exhibits

Exhibit A: Form of Preferred Stock Certificate	A-1-110
Exhibit B: Fundamental Change Repurchase Notice	A-1-114
Exhibit C: Optional Conversion Notice	A-1-115
Exhibit D: Form of Restricted Stock Legend	A-1-116

Annex A-1-80

Certificate of Designations

Series A Convertible Preferred Stock

On [•], 2021, the Board of Directors of [BOWLERO CORP.], a Delaware corporation (the “Company”), adopted the following resolution designating and creating, out of the authorized and unissued shares of preferred stock of the Company, two hundred thousand (200,000) authorized shares of a series of preferred stock of the Company titled the “Series A Convertible Preferred Stock”:

RESOLVED that, pursuant to the Certificate of Incorporation, the Bylaws and applicable law, a series of preferred stock of the Company titled the “Series A Convertible Preferred Stock,” and having a par value of $0.0001 per share and an initial number of authorized shares equal to two hundred thousand (200,000), is hereby designated and created out of the authorized and unissued shares of preferred stock of the Company, which series has the rights, designations, preferences, voting powers and other provisions set forth below:

Section 1. Definitions.

“Additional Shares” has the meaning set forth in Section 10(j)(i).

“Affiliate” of any Person means any Person, directly or indirectly, Controlling, Controlled by or under common Control with such Person.

“Board of Directors” means the Company’s board of directors or a committee of such board duly authorized to act on behalf of such board.

“Business Day” means any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Bylaws” means the Bylaws of the Company, as the same may be further amended, supplemented or restated.

“Capital Stock” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Certificate” means any Physical Certificate or Electronic Certificate.

“Certificate of Designations” means this Certificate of Designations, as amended or supplemented from time to time.

“Certificate of Incorporation” means the Company’s Certificate of Incorporation, as the same may be further amended, supplemented or restated.

“Close of Business” means 5:00 p.m., New York City time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means the Class A Common Stock, $0.0001 par value per share, of the Company, subject to Section 10(i).

“Common Stock Change Event” has the meaning set forth in Section 10(i)(i).

“Common Stock Liquidity Conditions” will be satisfied with respect to a Mandatory Conversion if:

(a) either (i) each share of Common Stock to be issued upon such Mandatory Conversion of any share of Convertible Preferred Stock would be eligible to be offered, sold or otherwise transferred by the Holder of such share of Convertible Preferred Stock pursuant to Rule 144, without any requirements as to volume, manner of sale, availability of current public information (whether or not then satisfied) or notice; or (ii) the offer and sale of such share of Common Stock by such Holder are registered pursuant to an effective registration statement under the Securities Act and such registration statement is reasonably expected by the Company to remain effective and usable, by the Holder to sell such share of Common Stock, continuously during the period from, and including, the date the related Mandatory Conversion Notice is sent to, and including, the thirtieth (30th) calendar day after the date such share of Common Stock is issued; provided that each Holder will supply all information reasonably requested

Annex A-1-81

by the Company for inclusion, and required to be included, in any registration statement or prospectus supplement related to the resale of the Common Stock issuable upon conversion of the Convertible Preferred Stock pursuant to this clause (a)(ii); provided further that if a Holder fails to provide such information to the Company within fifteen (15) calendar days following any such request, then this clause (a)(ii) and clause (b) will automatically be deemed to be satisfied with respect to such Holder; and

(b) each share of Common Stock referred to in clause (a) above (i) will, when issued (or, in the case of clause (a)(ii), when sold or otherwise transferred pursuant to the registration statement referred to in such clause) (1) be admitted for book-entry settlement through the Depositary with an “unrestricted” CUSIP number; and (2) not be represented by any Certificate that bears a legend referring to transfer restrictions under the Securities Act or other securities laws; and (ii) will, when issued, be listed and admitted for trading, without suspension or material limitation on trading, on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors).

“Common Stock Participating Dividends” has the meaning set forth in Section 5(b)(i).

“Company” has the meaning set forth in the preamble.

“Control” (including its correlative meanings “under common Control with” and “Controlled by”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership or other interests, by contract or otherwise.

“Conversion Consideration” means, with respect to the conversion of any Convertible Preferred Stock, the type and amount of consideration payable to settle such conversion, determined in accordance with Section 10.

“Conversion Date” means an Optional Conversion Date or a Mandatory Conversion Date.

“Conversion Price” means, as of any time, an amount equal to (A) one thousand dollars ($1,000) divided by (B) the Conversion Rate in effect at such time.

“Conversion Rate” initially means 76.9231 shares of Common Stock per $1,000 Liquidation Preference of Convertible Preferred Stock; provided, however, that the Conversion Rate is subject to adjustment pursuant to Section 10; provided, further, that whenever this Certificate of Designations refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate as of the Close of Business on such date.

“Conversion Share” means any share of Common Stock issued or issuable upon conversion of any Convertible Preferred Stock.

“Convertible Preferred Stock” has the meaning set forth in Section 3(a).

“Credit Facilities” means (i) that certain First Lien Credit Agreement, dated as of September 25, 2020 among Kingpin Intermediate Holdings LLC, the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A. (as amended, restated, amended and restated, extended, supplemented, replaced or otherwise modified from time to time, the “2020 Credit Agreement”) and (ii) the First Lien Credit Agreement, dated as of July 3, 2017, among Kingpin Intermediate Holdings LLC, the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A. (as amended, restated, amended and restated, extended, supplemented, replaced or otherwise modified from time to time, the “2017 Credit Agreement”).

“Depositary” means The Depository Trust Company or its successor.

“Dividend” means any Regular Dividend or Participating Dividend.

“Dividend Junior Stock” means any class or series of the Company’s stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the Convertible Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). Dividend Junior Stock includes the Common Stock. For the avoidance of doubt, Dividend Junior Stock will not include any securities of the Company’s Subsidiaries.

Annex A-1-82

“Dividend Parity Stock” means any class or series of the Company’s stock (other than the Convertible Preferred Stock) whose terms expressly provide that such class or series will rank equally with the Convertible Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, Dividend Parity Stock will not include any securities of the Company’s Subsidiaries.

“Dividend Payment Date” means each Regular Dividend Payment Date with respect to a Regular Dividend and each date on which any declared Participating Dividend is scheduled to be paid on the Convertible Preferred Stock.

“Dividend Senior Stock” means any class or series of the Company’s stock whose terms expressly provide that such class or series will rank senior to the Convertible Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, Dividend Senior Stock will not include any securities of the Company’s Subsidiaries.

“Electronic Certificate” means any electronic book-entry maintained by the Transfer Agent that represents any share(s) of Convertible Preferred Stock.

“Equity-Linked Securities” means any rights, options or warrants to purchase or otherwise acquire (whether immediately, during specified times, upon the satisfaction of any conditions or otherwise) any shares of Common Stock.

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expiration Date” has the meaning set forth in Section 10(f)(i)(2).

“Expiration Time” has the meaning set forth in Section 10(f)(i)(2).

“Fundamental Change” means any of the following events:

(a) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company, its Wholly Owned Subsidiaries, the employee benefit plans of the Company and its Wholly Owned Subsidiaries, or a Permitted Holder, files any report with the U.S. Securities and Exchange Commission indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of shares of the Company’s common equity representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding common equity;

(b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than solely to the Company or one or more of the Company’s Wholly Owned Subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (b)(ii);

(c) the Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or

Annex A-1-83

(d) the Common Stock ceases to be listed on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors);

provided, however, that a transaction or event described in clause (a) or (b) above will not constitute a Fundamental Change if at least ninety percent (90%) of the consideration received or to be received by the holders of Common Stock (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of shares of common stock listed (or depositary receipts representing shares of common stock, which depositary receipts are listed) on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event constitutes a Common Stock Change Event whose Reference Property consists of such consideration.

For the purposes of this definition, (x) any transaction or event described in both clause (a) and in clause (b)(i) or (ii) above (without regard to the proviso in clause (b)(ii)) will be deemed to occur solely pursuant to clause (b) above (subject to such proviso); and (y) whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Fundamental Change Notice” has the meaning set forth in Section 7(e).

“Fundamental Change Repurchase Date” means the date fixed for the repurchase of any shares of Convertible Preferred Stock by the Company pursuant to a Repurchase Upon Fundamental Change.

“Fundamental Change Repurchase Notice” means a notice (including a notice substantially in the form of the “Fundamental Change Repurchase Notice” set forth in Exhibit B) containing the information, or otherwise complying with the requirements, set forth in Section 7(f)(i) and Section 7(f)(ii).

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase any share of Convertible Preferred Stock upon its Repurchase Upon Fundamental Change, calculated pursuant to Section 7(d).

“Holder” means a person in whose name any Convertible Preferred Stock is registered in the Register.

“Incurrence Breach” means the Company’s breach of Section 8(b) and such breach is not cured within 60 days of the Company’s receipt of written notice of such failure.

“Indebtedness” has the meaning set forth in the 2020 Credit Agreement.

“Initial Issue Date” means [•], 2021.

“Initial Liquidation Preference” means one thousand dollars ($1,000) per share of Convertible Preferred Stock.

“Last Reported Sale Price” of the Common Stock for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of the Common Stock on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is then listed. If the Common Stock is not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per share of Common Stock on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per share of Common Stock on such Trading Day from each of at least three nationally recognized independent investment banking firms the Company selects in good faith.

“Liquidation Junior Stock” means any class or series of the Company’s stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the Convertible Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. Liquidation Junior Stock includes the Common Stock. For the avoidance of doubt, Liquidation Junior Stock will not include any securities of the Company’s Subsidiaries.

Annex A-1-84

“Liquidation Parity Stock” means any class or series of the Company’s stock (other than the Convertible Preferred Stock) whose terms expressly provide that such class or series will rank equally with the Convertible Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. For the avoidance of doubt, Liquidation Parity Stock will not include any securities of the Company’s Subsidiaries.

“Liquidation Preference” means, with respect to the Convertible Preferred Stock, an amount initially equal to the Initial Liquidation Preference per share of Convertible Preferred Stock; provided, however, that the Liquidation Preference is subject to adjustment pursuant to Sections 5(a)(ii)(1).

“Liquidation Senior Stock” means any class or series of the Company’s stock whose terms expressly provide that such class or series will rank senior to the Convertible Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. For the avoidance of doubt, Liquidation Senior Stock will not include any securities of the Company’s Subsidiaries.

“Make-Whole Fundamental Change” means (A) a Fundamental Change (determined after giving effect to the proviso immediately after clause (d) of the definition thereof, but without regard to the proviso in clause (b)(ii) of such definition) or (B) the sending of a Mandatory Conversion Notice pursuant to Section 10(c); provided that the sending of a Mandatory Conversion Notice will constitute a Make-Whole Fundamental Change only with respect to the shares of Convertible Preferred Stock subject to Mandatory Conversion pursuant to such Mandatory Conversion Notice and not with respect to any other shares of Convertible Preferred Stock.

“Make-Whole Fundamental Change Conversion Period” means, in respect of any Make-Whole Fundamental Change, the period from, and including, the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change to, and including, the thirty fifth (35th) Trading Day after such Make-Whole Fundamental Change Effective Date (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change (other than an Exempted Fundamental Change), to, but excluding, the related Fundamental Change Repurchase Date).

“Make-Whole Fundamental Change Effective Date” means (A) in respect of any Make-Whole Fundamental Change pursuant to clause (A) of the definition thereof, the date on which such Make-Whole Fundamental Change occurs or becomes effective, and (B) in respect of any Make-Whole Fundamental Change pursuant to clause (B) of the definition thereof, the applicable Mandatory Conversion Notice Date.

“Mandatory Conversion” has the meaning set forth in Section 10(c)(i).

“Mandatory Conversion Date” means a Conversion Date designated with respect to any Convertible Preferred Stock pursuant to Section 10(c)(i) and 10(c)(iii).

“Mandatory Conversion Notice” has the meaning set forth in Section 10(c)(iv).

“Mandatory Conversion Notice Date” means, with respect to a Mandatory Conversion, the date on which the Company sends the Mandatory Conversion Notice for such Mandatory Conversion pursuant to Section 10(c)(iv).

“Mandatory Conversion Right” has the meaning set forth in Section 10(c)(i).

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Common Stock is listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Officer” means the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, or any Vice-President of the Company.

“Open of Business” means 9:00 a.m., New York City time.

“Optional Conversion” means the conversion of any Convertible Preferred Stock other than a Mandatory Conversion.

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“Optional Conversion Date” means, with respect to the Optional Conversion of any Convertible Preferred Stock, the first Business Day on which the requirements set forth in Section 10(d)(ii) for such conversion are satisfied.

“Optional Conversion Notice” means a notice substantially in the form of the “Optional Conversion Notice” set forth in Exhibit C.

“Participating Dividend” has the meaning set forth in Section 5(b)(i).

“Permitted Holders” means each of (a) A-B Parent LLC and its Permitted Transferees, (b) Cobalt Recreation LLC and its Permitted Transferees and (c) any group (within the meaning of Section 13(d)(3) of the Exchange Act (or any successor provision)) the members of which include any of the Permitted Holders specified in clause (a) or (b) above (a “Permitted Holder Group”); provided that, in the case of any Permitted Holder Group, no Person or other group (other than the Permitted Holders specified in clause (a) or (b) above) owns, directly or indirectly, Capital Stock having more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding common equity held by such Permitted Holder Group.

“Permitted Indebtedness” means Indebtedness incurred by the Company or its subsidiaries that is permitted or not prohibited under the Credit Facilities.

“Permitted Transferee” has the meaning assigned to such term in the certain Stockholders’ Agreement dated as of the date hereof (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Company, Cobalt Recreation LLC, A-B Parent LLC, Thomas F. Shannon and Atairos Group, Inc.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Certificate of Designations.

“Physical Certificate” means any certificate (other than an Electronic Certificate) representing any share(s) of Convertible Preferred Stock, which certificate is substantially in the form set forth in Exhibit A, registered in the name of the Holder of such share(s) and duly executed by the Company and countersigned by the Transfer Agent.

“Record Date” means, with respect to any dividend or distribution on, or issuance to holders of, Convertible Preferred Stock or Common Stock, the date fixed (whether by law, contract or the Board of Directors or otherwise) to determine the Holders or the holders of Common Stock, as applicable, that are entitled to such dividend, distribution or issuance.

“Reference Property” has the meaning set forth in Section 10(i)(i).

“Reference Property Unit” has the meaning set forth in Section 10(i)(i).

“Register” has the meaning set forth in Section 3(e).

“Regular Dividend Payment Date” means, with respect to any share of Convertible Preferred Stock, each June 30th and December 31st of each year, beginning on [•], 2021 (or beginning on such other date specified in the Certificate representing such share).

“Regular Dividend Period” means each period from, and including, a Regular Dividend Payment Date (or, in the case of the first Regular Dividend Period, from, and including, the Initial Issue Date) to, but excluding, the next Regular Dividend Payment Date.

“Regular Dividend Rate” means five and one-half percent (5.5%) per annum; provided, that for any period of time during which an Incurrence Breach has occurred and is continuing, the Regular Dividend Rate shall be increased by 200 basis points (provided, that under no circumstances shall the Regular Divided Rate be increased by more than 200 basis points).

“Regular Dividend Record Date” has the following meaning: (a) June 15th, in the case of a Regular Dividend Payment Date occurring on June 30th; and (b) December 15th, in the case of a Regular Dividend Payment Date occurring on December 31st.

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“Regular Dividends” has the meaning set forth in Section 5(a)(i).

“Repurchase Upon Fundamental Change” means the repurchase of any share of Convertible Preferred Stock by the Company pursuant to Section 7.

“Restricted Stock Legend” means a legend substantially in the form set forth in Exhibit D.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security” means any Convertible Preferred Stock or Conversion Share.

“Stock Price” has the following meaning for any Make-Whole Fundamental Change: (A) if the holders of Common Stock receive only cash in consideration for their shares of Common Stock in a Make-Whole Fundamental Change and such Make-Whole Fundamental Change is pursuant to clause (b) of the definition of “Fundamental Change,” then the Stock Price is the amount of cash paid per share of Common Stock in such Make-Whole Fundamental Change; and (B) in all other cases, the Stock Price is the average of the Last Reported Sale Prices per share of Common Stock for the five (5) consecutive Trading Days ending on, and including, the Trading Day immediately before the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change.

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (b) any partnership or limited liability company where (x) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (y) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Successor Person” has the meaning set forth in Section 10(i)(iii).

“Tender/Exchange Offer Valuation Period” has the meaning set forth in Section 10(f)(i)(2).

“Termination Date” means each “Termination Date” under, and as defined in, each Credit Facility, in each case as in effect as of the date hereof.

“Total Leverage Ratio” means, on any date of calculation, the “Total Net Leverage Ratio” as defined in the 2020 Credit Agreement, as applied to the Company and its Subsidiaries as of the applicable calculation date mutatis mutandis, which shall be calculated giving effect to pro forma and other financial definition and calculation principles set forth in the 2020 Credit Agreement; provided, that, for any applicable calculation date prior to January 1, 2022 for which any period includes the fiscal quarters ended (i) March 29, 2020 or March 28, 2021, (ii) June 28, 2020 or June 27, 2021, (iii) September 27, 2020 or September 26, 2021 or (iv) December 27, 2020 or December 26, 2021, Consolidated Adjusted EBITDA (as defined in the 2020 Credit Agreement) for such fiscal quarter shall be deemed to be no less than (i) $75,475,000, (ii) $32,356,000, (iii) $31,830,000 and (iv) $58,184,000, respectively, in each case before giving effect to pro forma and other financial definition and calculation principles set forth in the 2020 Credit Agreement.

“Trading Day” means any day on which (a) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded; and (b) there is no Market Disruption Event. If the Common Stock is not so listed or traded, then “Trading Day” means a Business Day.

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“Transfer Agent” means the Company or its successor.

“Transfer-Restricted Security” means any Security that constitutes a “restricted security” (as defined in Rule 144); provided, however, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(a) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a registration statement that was effective under the Securities Act at the time of such sale or transfer;

(b) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a “restricted security” (as defined in Rule 144); and

(c) (i) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice; and (ii) the Company has received such certificates or other documentation or evidence as the Company may reasonably require to determine that the security is eligible for resale pursuant to clause (i) and the Holder, holder or beneficial owner of such Security is not, and has not been during the immediately preceding three (3) months, an Affiliate of the Company.

“Treasury Regulations” means the Treasury regulations promulgated under the Code, as amended.

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 2. Rules of Construction. For purposes of this Certificate of Designations:

(a) “or” is not exclusive;

(b) “including” means “including without limitation”;

(c) “will” expresses a command;

(d) the “average” of a set of numerical values refers to the arithmetic average of such numerical values;

(e) a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(f) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(g) “herein,” “hereof” and other words of similar import refer to this Certificate of Designations as a whole and not to any particular Section or other subdivision of this Certificate of Designations, unless the context requires otherwise;

(h) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(i) the exhibits, schedules and other attachments to this Certificate of Designations are deemed to form part of this Certificate of Designations.

Section 3. The Convertible Preferred Stock.

(a) Designation; Par Value. A series of stock of the Company titled the “Series A Convertible Preferred Stock” (the “Convertible Preferred Stock”) is hereby designated and created out of the authorized and unissued shares of preferred stock of the Company. The par value of the Convertible Preferred Stock is $0.0001 per share.

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(b) Number of Authorized Shares. The total authorized number of shares of Convertible Preferred Stock is Two Hundred Thousand (200,000); provided, however that, by resolution of the Board of Directors, the total number of authorized shares of Convertible Preferred Stock may hereafter be reduced to a number that is not less than the number of shares of Convertible Preferred Stock then outstanding.

(c) Form, Dating and Denominations.

(i) Form and Date of Certificates Representing Convertible Preferred Stock. Each Certificate representing any Convertible Preferred Stock will bear the legends required by Section 3(f) and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the Depositary.

(ii) Certificates.

(1) Generally. The Convertible Preferred Stock will be originally issued initially in the form of one or more Electronic Certificates. Electronic Certificates may be exchanged for Physical Certificates, and Physical Certificates may be exchanged for Electronic Certificates upon request by the Holder thereof pursuant to customary procedures.

(2) Electronic Certificates; Interpretation. For purposes of this Certificate of Designations, (A) each Electronic Certificate will be deemed to include the text of the stock certificate set forth in Exhibit A; (B) any legend or other notation that is required to be included on a Certificate will be deemed to be included in any Electronic Certificate notwithstanding that such Electronic Certificate may be in a form that does not permit affixing legends thereto; (C) any reference in this Certificate of Designations to the “delivery” of any Electronic Certificate will be deemed to be satisfied upon the registration of the electronic book-entry representing such Electronic Certificate in the name of the applicable Holder; and (D) upon satisfaction of any applicable requirements of the Delaware General Corporation Law, the Certificate of Incorporation and the Bylaws of the Company, and any related requirements of the Transfer Agent, in each case for the issuance of Convertible Preferred Stock in the form of one or more Electronic Certificates, such Electronic Certificates will be deemed to be executed by the Company and countersigned by the Transfer Agent.

(iii) No Bearer Certificates; Denominations. The Convertible Preferred Stock will be issued only in registered form and only in whole numbers of shares.

(iv) Registration Numbers. Each Certificate representing any Convertible Preferred Stock will bear a unique registration number that is not affixed to any other Certificate representing any other outstanding share of Convertible Preferred Stock.

(d) Method of Payment; Delay When Payment Date is Not a Business Day.

(i) Method of Payment. The Company will pay all cash amounts due on any Convertible Preferred Stock by check issued in the name of the Holder thereof; provided, however, that if such Holder has delivered to the Company, no later than the time set forth in the next sentence, a written request to receive payment by wire transfer to an account of such Holder within the United States, then the Company will pay all such cash amounts by wire transfer of immediately available funds to such account. To be timely, such written request must be delivered no later than the Close of Business on the following date: (x) with respect to the payment of any declared cash Dividend due on a Dividend Payment Date for the Convertible Preferred Stock, the related Record Date; and (y) with respect to any other payment, the date that is fifteen (15) calendar days immediately before the date such payment is due.

(ii) Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on any Convertible Preferred Stock as provided in this Certificate of Designations is not a Business Day, then, notwithstanding anything to the contrary in this Certificate of Designations, such payment may be made on the immediately following Business Day and no interest, dividend or other amount will accrue or accumulate on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a “Business Day.”

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(e) Transfer Agent; Register. The Company or any of its Subsidiaries may act as the Transfer Agent. The Company will, or will retain another Person (who may be the Transfer Agent) to act as registrar who will, keep a record (the “Register”) of the names and addresses of the Holders, the number of shares of Convertible Preferred Stock held by each Holder and the transfer, exchange, repurchase and conversion of the Convertible Preferred Stock. Absent manifest error, the entries in the Register will be conclusive and the Company and the Transfer Agent may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly. The Company will promptly provide a copy of the Register to any Holder upon its request.

(f) Legends.

(i) Restricted Stock Legend.

(1) Each Certificate representing any share of Convertible Preferred Stock that is a Transfer-Restricted Security will bear the Restricted Stock Legend.

(2) If any share of Convertible Preferred Stock is issued in exchange for, in substitution of, or to effect a partial conversion of, any other share(s) of Convertible Preferred Stock (such other share(s) being referred to as the “old share(s)” for purposes of this Section 3(f)(i)(2)), including pursuant to Section 3(h) or 3(j), then the Certificate representing such share will bear the Restricted Stock Legend if the Certificate representing such old share(s) bore the Restricted Stock Legend at the time of such exchange or substitution, or on the related Conversion Date with respect to such conversion, as applicable; provided, however, that the Certificate representing such share need not bear the Restricted Stock Legend if such share does not constitute a Transfer-Restricted Security immediately after such exchange or substitution, or as of such Conversion Date, as applicable.

(ii) Other Legends. The Certificate representing any Convertible Preferred Stock may bear any other legend or text, not inconsistent with this Certificate of Designations, as may be required by applicable law or by any securities exchange or automated quotation system on which such Convertible Preferred Stock is traded or quoted or as may be otherwise reasonably determined by the Company to be appropriate.

(iii) Acknowledgement and Agreement by the Holders. A Holder’s acceptance of any Convertible Preferred Stock represented by a Certificate bearing any legend required by this Section 3(f) will constitute such Holder’s acknowledgement of, and agreement to comply with, the restrictions set forth in such legend.

(iv) Legends on Conversion Shares.

(1) Each Conversion Share will bear a legend substantially to the same effect as the Restricted Stock Legend if the Convertible Preferred Stock upon the conversion of which such Conversion Share was issued was (or would have been had it not been converted) a Transfer-Restricted Security at the time such Conversion Share was issued; provided, however, that such Conversion Share need not bear such a legend if the Company determines, in its reasonable discretion, that such Conversion Share need not bear such a legend.

(2) Notwithstanding anything to the contrary in Section 3(f)(iv)(1), a Conversion Share need not bear a legend pursuant to Section 3(f)(iv)(1) if such Conversion Share is issued in an uncertificated form that does not permit affixing legends thereto, provided the Company takes measures (including the assignment thereto of a “restricted” CUSIP number) that it reasonably deems appropriate to enforce the transfer restrictions referred to in such legend.

(g) Transfers and Exchanges; Transfer Taxes; Certain Transfer Restrictions.

(i) Provisions Applicable to All Transfers and Exchanges.

(1) Generally. Subject to this Section 3(g), Convertible Preferred Stock represented by any Certificate, may be transferred or exchanged from time to time, and the Company will cause each such transfer or exchange to be recorded in the Register.

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(2) No Services Charge; Transfer Taxes. The Company will not impose any service charge on any Holder for any transfer, exchange or conversion of any Convertible Preferred Stock, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer or exchange of Convertible Preferred Stock, other than exchanges pursuant to Section 3(h) or Section 3(p) not involving any transfer.

(3) No Transfers or Exchanges of Fractional Shares. Notwithstanding anything to the contrary in this Certificate of Designations, all transfers or exchanges of Convertible Preferred Stock must be in an amount representing a whole number of shares of Convertible Preferred Stock, and no fractional share of Convertible Preferred Stock may be transferred or exchanged.

(4) Legends. Each Certificate representing any share of Convertible Preferred Stock that is issued upon transfer of, or in exchange for, another share of Convertible Preferred Stock will bear each legend, if any, required by Section 3(f).

(5) Settlement of Transfers and Exchanges. Upon satisfaction of the requirements of this Certificate of Designations to effect a transfer or exchange of any Convertible Preferred Stock as well as the delivery of all documentation reasonably required by the Transfer Agent or the Company in order to effect any transfer or exchange, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(ii) Transfers of Shares Subject to Repurchase or Conversion. Notwithstanding anything to the contrary in this Certificate of Designations, the Company will not be required to register the transfer of or exchange any share of Convertible Preferred Stock:

(1) that has been surrendered for conversion; or

(2) that has been delivered for repurchase pursuant to a Fundamental Change Repurchase Notice.

(h) Exchange and Cancellation of Convertible Preferred Stock to Be Converted or Repurchased.

(i) Partial Conversions or Repurchases of Certificates. If only a portion of a Holder’s Convertible Preferred Stock represented by a Certificate (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(h)(i)) is to be converted pursuant to Section 10 or repurchased pursuant to Section 7, then, as soon as reasonably practicable after such Certificate is surrendered for such conversion or repurchase, as applicable, the Company will cause such Certificate to be exchanged for (1) one or more Certificates that each represent a whole number of shares of Convertible Preferred Stock and, in the aggregate, represent a total number of shares of Convertible Preferred Stock equal to the number of shares of Convertible Preferred Stock represented by such old Certificate that are not to be so converted or repurchased, as applicable, and deliver such Certificate(s) to such Holder; and (2) a Certificate representing a whole number of shares of Convertible Preferred Stock equal to the number of shares of Convertible Preferred Stock represented by such old Certificate that are to be so converted or repurchased, as applicable, which Certificate will be converted or repurchased, as applicable, pursuant to the terms of this Certificate of Designations; provided, however, that the Certificate referred to in this clause (2) need not be issued at any time after which such shares subject to such conversion or repurchase, as applicable, are deemed to cease to be outstanding pursuant to Section 3(n).

(ii) Cancellation of Convertible Preferred Stock that Is Converted or Repurchased. If a Holder’s Convertible Preferred Stock represented by a Certificate (or any portion thereof that has not theretofore been exchanged pursuant to Section 3(h)(i)) (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(h)(ii)) is to be converted pursuant to Section 10 or pursuant to Section 7, then, promptly after the later of the time such Convertible Preferred Stock is deemed to cease to be outstanding pursuant to Section 3(n) and the time such Certificate is surrendered for such conversion or repurchase, as applicable, (A) such Certificate will be cancelled pursuant to Section 3(l); and (B) in the case of a partial conversion or repurchase, the Company will issue, execute and deliver to such Holder, and cause the Transfer Agent to countersign one or more Certificates that (x) each represent a whole number of shares of Convertible Preferred Stock and, in the aggregate, represent a total number of shares of Convertible Preferred Stock equal to the number of shares of Convertible Preferred Stock represented by such old Certificate that are not to be so converted or repurchased, as applicable; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 3(f).

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(i) Status of Retired Shares. Upon any share of Convertible Preferred Stock ceasing to be outstanding, such share will be deemed to be retired and to resume the status of an authorized and unissued share of preferred stock of the Company, and such share cannot thereafter be reissued as Convertible Preferred Stock.

(j) Replacement Certificates. If a Holder of any Convertible Preferred Stock claims that the Certificate(s) representing such Convertible Preferred Stock have been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, and cause the Transfer Agent to countersign, in each case in accordance with Section 3(c), a replacement Certificate representing such Convertible Preferred Stock upon surrender to the Company or the Transfer Agent of such mutilated Certificate, or upon delivery to the Company or the Transfer Agent of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Transfer Agent and the Company. In the case of a lost, destroyed or wrongfully taken Certificate representing any Convertible Preferred Stock, the Company and the Transfer Agent may require the Holder thereof to provide such security or indemnity that is reasonably satisfactory to the Company and the Transfer Agent to protect the Company and the Transfer Agent from any loss that any of them may suffer if such Certificate is replaced. Every replacement Convertible Preferred Stock issued pursuant to this Section 3(j) will, upon such replacement, be deemed to be outstanding Convertible Preferred Stock, entitled to all of the benefits of this Certificate of Designations equally and ratably with all other Convertible Preferred Stock then outstanding.

(k) Registered Holders. Only the Holder of any Convertible Preferred Stock will have rights under this Certificate of Designations as the owner of such Convertible Preferred Stock.

(l) Cancellation. The Company may at any time deliver Convertible Preferred Stock to the Transfer Agent for cancellation. The Company will cause the Transfer Agent to promptly cancel all shares of Convertible Preferred Stock so surrendered to it in accordance with its customary procedures.

(m) Shares Held by the Company or its Subsidiaries. Without limiting the generality of Sections 3(o) and 3(n), in determining whether the Holders of the required number of outstanding shares of Convertible Preferred Stock have concurred in any direction, waiver or consent, shares of Convertible Preferred Stock owned by the Company or any of its Subsidiaries will be deemed not to be outstanding.

(n) Outstanding Shares.

(i) Generally. The shares of Convertible Preferred Stock that are outstanding at any time will be deemed to be those shares of Convertible Preferred Stock that, at such time, have been duly executed by the Company and countersigned by the Transfer Agent, excluding those shares of Convertible Preferred Stock that have theretofore been (1) cancelled by the Transfer Agent or delivered to the Transfer Agent for cancellation in accordance with Section 3(l); (2) paid in full upon their conversion or repurchase in accordance with this Certificate of Designations; or (3) deemed to cease to be outstanding to the extent provided in, and subject to, clause (ii) or (iii) of this Section 3(n).

(ii) Replaced Shares. If any Certificate representing any share of Convertible Preferred Stock is replaced pursuant to Section 3(j), then such share will cease to be outstanding at the time of such replacement, unless the Transfer Agent and the Company receive proof reasonably satisfactory to them that such share is held by a “bona fide purchaser” under applicable law.

(iii) Shares to Be Converted. If any Convertible Preferred Stock is to be converted, then, at the Close of Business on the Conversion Date for such conversion (unless there occurs a default in the delivery of the Conversion Consideration due pursuant to Section 10 upon such conversion): (1) such Convertible Preferred Stock will be deemed to cease to be outstanding (without limiting the Company’s obligations pursuant to Section 5(c)); (2) Regular Dividends will cease to accumulate on such Convertible Preferred Stock from and after such Conversion Date; and (3) the rights of the Holders of such Convertible Preferred Stock, as such, will terminate with respect to such Convertible Preferred Stock, other than the right to receive such Conversion Consideration as provided in Section 10 (and, if applicable, declared Dividends as provided in Section 5(c)).

(o) Repurchases by the Company and its Subsidiaries. Without limiting the generality of Section 3(l) and the next sentence, the Company may, from time to time, repurchase Convertible Preferred Stock in open market purchases or in negotiated transactions without delivering prior notice to Holders. The Company will promptly deliver to the Transfer Agent for cancellation all Convertible Preferred Stock that the Company or any of its Subsidiaries have purchased or otherwise acquired.

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(p) Notations and Exchanges. Without limiting any rights of Holders pursuant to Section 9, if any amendment, supplement or waiver to the Certificate of Incorporation or this Certificate of Designations changes the terms of any Convertible Preferred Stock, then the Company may, in its discretion, require the Holder of the Certificate representing such Convertible Preferred Stock to deliver such Certificate to the Transfer Agent so that the Transfer Agent may place an appropriate notation prepared by the Company on such Certificate and return such Certificate to such Holder. Alternatively, at its discretion, the Company may, in exchange for such Convertible Preferred Stock, issue, execute and deliver, and cause the Transfer Agent to countersign, in each case in accordance with Section 3(c), a new Certificate representing such Convertible Preferred Stock that reflects the changed terms. The failure to make any appropriate notation or issue a new Certificate representing any Convertible Preferred Stock pursuant to this Section 3(p) will not impair or affect the validity of such amendment, supplement or waiver.

(q) CUSIP and ISIN Numbers. The Company may use one or more CUSIP or ISIN numbers to identify any of the Convertible Preferred Stock, and, if so, the Company will use such CUSIP or ISIN number(s) in notices to Holders; provided, however, that the effectiveness of any such notice will not be affected by any defect in, or omission of, any such CUSIP or ISIN number.

Section 4. Ranking. The Convertible Preferred Stock will rank (a) senior to (i) Dividend Junior Stock with respect to the payment of dividends; and (ii) Liquidation Junior Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up; (b) equally with (i) Dividend Parity Stock with respect to the payment of dividends; and (ii) Liquidation Parity Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up; and (c) junior to (i) Dividend Senior Stock with respect to the payment of dividends; and (ii) Liquidation Senior Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up.

Section 5. Dividends.

(a) Generally.

(i) Regular Dividends.

(1) Accumulation and Payment of Regular Dividends. The Convertible Preferred Stock will accumulate cumulative dividends at a rate per annum equal to the Regular Dividend Rate on the Liquidation Preference thereof (calculated in accordance with Section 5(a)(i)(2)), regardless of whether or not declared or funds are legally available for their payment (such dividends that accumulate on the Convertible Preferred Stock pursuant to this sentence, “Regular Dividends”). Subject to the other provisions of this Section 5 (including, for the avoidance of doubt, Section 5(a)(ii)(1)), such Regular Dividends will be payable when, as and if declared by the Board of Directors, out of funds legally available for their payment to the extent paid in cash, semi-annually in arrears on each Regular Dividend Payment Date, to the Holders as of the Close of Business on the immediately preceding Regular Dividend Record Date. Regular Dividends on the Convertible Preferred Stock will accumulate from, and including, the last date to which Regular Dividends have been paid (or, if no Regular Dividends have been paid, from, and including, the Initial Issue Date) to, but excluding, the next Regular Dividend Payment Date.

(2) Computation of Accumulated Regular Dividends. Accumulated Regular Dividends will be computed on the basis of a 360-day year comprised of twelve 30-day months. Regular Dividends on each share of Convertible Preferred Stock will accrue on the Liquidation Preference of such share as of immediately before the Close of Business on the preceding Regular Dividend Payment Date (or, if there is no preceding Regular Dividend Payment Date, on the Initial Liquidation Preference of such share).

(ii) Method of Payment; Payments in Kind.

(1) Generally. Subject to the next sentence, each declared Regular Dividend on the Convertible Preferred Stock will be paid in cash. Notwithstanding anything to the contrary in this Certificate of Designations, if as of the Close of Business on any Regular Dividend Payment Date, the Company has not paid all or any portion of the full amount of the Regular Dividends (regardless of whether or not declared) that have accumulated on the Convertible Preferred Stock in respect of the Regular Dividend Period ending on, but excluding, such Regular Dividend Payment Date, then, the dollar amount (expressed as an amount per share of Convertible Preferred Stock) of such Regular Dividend (or, if

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applicable, portion thereof) not paid in cash will (without duplication) be added, effective immediately before the Close of Business on the related Regular Dividend Payment Date, to the Liquidation Preference of each share of Convertible Preferred Stock outstanding as of such time.

(2) Construction. Any Regular Dividends the amount of which is added to the Liquidation Preference thereof pursuant to Section 5(a)(ii)(1) will be deemed to be “declared” and “paid” on the Convertible Preferred Stock for all purposes of this Certificate of Designations.

(b) Participating Dividends.

(i) Generally. Subject to Section 5(b)(ii), no dividend or other distribution on the Common Stock (whether in cash, securities or other property, or any combination of the foregoing) will be declared or paid on the Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid, respectively, on the Convertible Preferred Stock (such a dividend or distribution on the Convertible Preferred Stock, a “Participating Dividend,” and such corresponding dividend or distribution on the Common Stock, the “Common Stock Participating Dividend”), such that (1) the Record Date and the payment date for such Participating Dividend occur on the same dates as the Record Date and payment date, respectively, for such Common Stock Participating Dividend; and (2) the kind and amount of consideration payable per share of Convertible Preferred Stock in such Participating Dividend is the same kind and amount of consideration that would be payable in the Common Stock Participating Dividend in respect of a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable (determined in accordance with Section 10 but without regard to Section 10(e)(ii) and Section 10(e)(iii)) in respect of one (1) share of Convertible Preferred Stock that is converted with a Conversion Date occurring on such Record Date (subject to the same arrangements, if any, in such Common Stock Participating Dividend not to issue or deliver a fractional portion of any security or other property, but with such arrangement applying separately to each Holder and computed based on the total number of shares of Convertible Preferred Stock held by such Holder on such Record Date).

(ii) Common Stock Change Events and Stock Splits, Dividends and Combinations. Section 5(b)(i) will not apply to, and no Participating Dividend will be required to be declared or paid in respect of, a Common Stock Change Event, or an event for which an adjustment to the Conversion Rate is required (or would be required without regard to Section 10(f)(iii)) pursuant to Section 10(f)(i)(1), as to which Section 10(i) or Section 10(f)(i)(1), respectively, will apply.

(c) Treatment of Dividends Upon Repurchase or Conversion. If the Fundamental Change Repurchase Date or Conversion Date of any share of Convertible Preferred Stock is after a Record Date for a declared Dividend on the Convertible Preferred Stock and on or before the next Dividend Payment Date, then the Holder of such share at the Close of Business on such Record Date will be entitled, notwithstanding the related repurchase or conversion, as applicable, to receive, on or, at the Company’s election, before such Dividend Payment Date, such declared Dividend on such share. Solely for purposes of the preceding sentence, and not for any other purpose, a Regular Dividend will be deemed to be declared only to the extent that it is declared for payment in cash. Except as provided in this Section 5(c) or Section 7(d), Regular Dividends on any share of Convertible Preferred Stock will cease to accumulate from and after the Fundamental Change Repurchase Date or Conversion Date, as applicable, for such share, unless the Company defaults in the payment of the related Fundamental Change Repurchase Price or Conversion Consideration, as applicable.

Section 6. Rights Upon Liquidation, Dissolution or Winding Up.

(a) Generally. If the Company liquidates, dissolves or winds up, whether voluntarily or involuntarily, then, subject to the rights of any of the Company’s creditors or holders of any outstanding Liquidation Senior Stock, each share of Convertible Preferred Stock will entitle the Holder thereof to receive payment for the greater of the amounts set forth in clause (i) and (ii) below out of the Company’s assets or funds legally available for distribution to the Company’s stockholders, before any such assets or funds are distributed to, or set aside for the benefit of, any Liquidation Junior Stock:

(i) the sum of:

(1) the Liquidation Preference per share of Convertible Preferred Stock; and

(2) all unpaid Regular Dividends that will have accumulated on such share to, but excluding, the date of such payment; and

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(ii) the amount such Holder would have received in respect of the number of shares of Common Stock that would be issuable (determined in accordance with Section 10 but without regard to Section 10(e)(ii) and Section 10(e)(iii)) upon conversion of such share of Convertible Preferred Stock assuming the Conversion Date of such conversion occurs on the date of such payment.

Upon payment of such amount in full on the outstanding Convertible Preferred Stock, Holders of the Convertible Preferred Stock will have no rights to the Company’s remaining assets or funds, if any. If such assets or funds are insufficient to fully pay such amount on all outstanding shares of Convertible Preferred Stock and the corresponding amounts payable in respect of all outstanding shares of Liquidation Parity Stock, if any, then, subject to the rights of any of the Company’s creditors or holders of any outstanding Liquidation Senior Stock, such assets or funds will be distributed ratably on the outstanding shares of Convertible Preferred Stock and Liquidation Parity Stock in proportion to the full respective distributions to which such shares would otherwise be entitled.

(b) Certain Business Combination Transactions Deemed Not to Be a Liquidation. For purposes of Section 6(a), the Company’s consolidation or combination with, or merger with or into, or the sale, lease or other transfer of all or substantially all of the Company’s assets (other than a sale, lease or other transfer in connection with the Company’s liquidation, dissolution or winding up) to, another Person will not, in itself, constitute the Company’s liquidation, dissolution or winding up, even if, in connection therewith, the Convertible Preferred Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing.

Section 7. Repurchase of the Convertible Preferred Stock Upon a Fundamental Change.

(a) Right of Holders to Require the Company to Repurchase Convertible Preferred Stock Upon a Fundamental Change. Subject to the other terms of this Section 7, if a Fundamental Change occurs, then each Holder will have the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase such Holder’s shares (or any portion thereof) on the Fundamental Change Repurchase Date for such Fundamental Change for a cash purchase price equal to the Fundamental Change Repurchase Price.

(b) Funds Legally Available for Payment of Fundamental Change Repurchase Price. The Company will not voluntarily take any action, or voluntarily engage in any transaction, that would result in a Fundamental Change unless the Company will have on the date of payment sufficient funds legally available to fully pay the maximum aggregate Fundamental Change Repurchase Price that would be payable in respect of such Fundamental Change on all shares of Convertible Preferred Stock then outstanding.

(c) Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Company’s choosing that is no more than thirty-five (35), nor less than twenty (20), Business Days after the date the Company sends the related Fundamental Change Notice pursuant to Section 7(e); provided that, in respect of any Fundamental Change for which the effective date occurs prior to October 4, 2024, the related Fundamental Change Repurchase Date shall not occur prior to the Business Day immediately succeeding the latest Termination Date.

(d) Fundamental Change Repurchase Price. The Fundamental Change Repurchase Price for any share of Convertible Preferred Stock to be repurchased pursuant to a Repurchase Upon Fundamental Change following a Fundamental Change is an amount in cash equal to (I) the Liquidation Preference of such share at the Close of Business on the Fundamental Change Repurchase Date plus (II) accumulated and unpaid Regular Dividends on such share to, but excluding, such Fundamental Change Repurchase Date (to the extent such accumulated and unpaid Regular Dividends are not included in such Liquidation Preference); provided, however, that if such Fundamental Change Repurchase Date is after a Regular Dividend Record Date for a Regular Dividend on the Convertible Preferred Stock that has been declared for payment in cash and on or before the next Regular Dividend Payment Date, then (1) pursuant to Section 5(c), the Holder of such share at the Close of Business on such Regular Dividend Record Date will be entitled, notwithstanding such Repurchase Upon Fundamental Change, to receive, on or, at the Company’s election, before such Regular Dividend Payment Date, such declared cash Regular Dividend on such share; and (2) the Fundamental Change Repurchase Price will not include such declared cash Regular Dividend on such share (and, for the avoidance of doubt, any portion of the full Regular Dividend scheduled to be paid on such Regular Dividend Payment Date that is not declared and paid in cash and is added to the Liquidation Preference of such share pursuant to Section 5(a)(ii)(1) will be included in the Fundamental Change Repurchase Price).

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(e) Fundamental Change Notice. On or before the twentieth (20th) calendar day after the occurrence of a Fundamental Change, the Company will send to each Holder a notice of such Fundamental Change (a “Fundamental Change Notice”).

Such Fundamental Change Notice must state:

(i) briefly, the events causing such Fundamental Change;

(ii) the effective date of such Fundamental Change;

(iii) the procedures that a Holder must follow to require the Company to repurchase its shares of Convertible Preferred Stock pursuant to this Section 7, including the deadline for exercising the Fundamental Change Repurchase Right and the procedures for submitting and withdrawing a Fundamental Change Repurchase Notice;

(iv) the Fundamental Change Repurchase Date for such Fundamental Change;

(v) the Fundamental Change Repurchase Price for such Fundamental Change (and, if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Regular Dividend Payment Date, the amount, manner and timing of the Regular Dividend payable pursuant to the proviso to Section 7(d));

(vi) the Conversion Rate in effect on the date of such Fundamental Change Notice and a description and quantification of any adjustments to the Conversion Rate that may result from such Fundamental Change (including pursuant to Section 10(j));

(vii) that shares of Convertible Preferred Stock for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Company for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price; and

(viii) that shares of Convertible Preferred Stock that are subject to a Fundamental Change Repurchase Notice that has been duly tendered may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with this Certificate of Designations.

(f) Procedures to Exercise the Fundamental Change Repurchase Right.

(i) Delivery of Fundamental Change Repurchase Notice and Shares to Be Repurchased. To exercise its Fundamental Change Repurchase Right for shares of Convertible Preferred Stock following a Fundamental Change, the Holder thereof must deliver to the Company:

(1) before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date (or such later time as may be required by law), a duly completed, written Fundamental Change Repurchase Notice with respect to such shares; and

(2) such shares, duly endorsed for transfer.

(ii) Contents of Fundamental Change Repurchase Notices. Each Fundamental Change Repurchase Notice with respect to shares of Convertible Preferred Stock must state the number of such shares to be repurchased and that such Holder is exercising its Fundamental Change Repurchase Right with respect to such number of shares.

(iii) Withdrawal of Fundamental Change Repurchase Notice. A Holder that has delivered a Fundamental Change Repurchase Notice with respect to any shares of Convertible Preferred Stock may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Company at any time before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date. Such withdrawal notice must state the number of such shares to be withdrawn and the number of shares, if any, that remains subject to such Fundamental Change Repurchase Notice.

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(g) Payment of the Fundamental Change Repurchase Price. The Company will cause the Fundamental Change Repurchase Price for any share of Convertible Preferred Stock to be repurchased pursuant to a Repurchase Upon Fundamental Change to be paid to the Holder thereof on or before the later of the applicable Fundamental Change Repurchase Date and the date such share is tendered to the Transfer Agent or the Company.

(h) Repurchase by Third Parties. Notwithstanding anything to the contrary in this Section 7, the Company will be deemed to satisfy its obligations under this Section 7 if one or more third parties conduct any Repurchase Upon Fundamental Change and related offer to repurchase shares of Convertible Preferred Stock otherwise required by this Section 7 in a manner and time that would have satisfied the requirements of this Section 7 if conducted directly by the Company.

(i) No Requirement to Conduct an Offer to Repurchase Convertible Preferred Stock if the Fundamental Change Results in the Convertible Preferred Stock Becoming Convertible into an Amount of Cash Exceeding the Fundamental Change Repurchase Price. Notwithstanding anything to the contrary in this Section 7, the Company will not be required to send a Fundamental Change Notice pursuant to Section 7(e), or offer to repurchase or repurchase any shares pursuant to this Section 7, in connection with a Fundamental Change occurring pursuant to clause (b)(ii) (or pursuant to clause (a) that also constitutes a Fundamental Change occurring pursuant to clause (b)(ii)) of the definition thereof, if (i) such Fundamental Change constitutes a Common Stock Change Event whose Reference Property consists entirely of cash in U.S. dollars; (ii) immediately after such Fundamental Change, the shares of Convertible Preferred Stock become convertible into consideration that consists solely of U.S. dollars in an amount per share that equals or exceeds the Fundamental Change Repurchase Price per share (calculated assuming that the same includes the maximum amount of accumulated and unpaid Regular Dividends payable as part of the Fundamental Change Repurchase Price for such Fundamental Change); and (iii) the Company timely sends the notices required by Section 10(i)(iv) and, if applicable, Section 10(j)(iii).

(j) Compliance with Applicable Securities Laws. To the extent applicable, the Company will comply with all U.S. federal and state securities laws in connection with a Repurchase Upon Fundamental Change (including complying with Rules 13e-4 and 14e-1 under the Exchange Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Repurchase Upon Fundamental Change in the manner set forth in this Certificate of Designations; provided, however, that, to the extent that the Company’s obligations pursuant to this Section 7 conflict with any law or regulation that is applicable to the Company and enacted after the Initial Issue Date, the Company’s compliance with such law or regulation will not be considered to be a breach of such obligations.

Section 8. Covenants.

(a) Certain Information. At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Convertible Preferred Stock or any Conversion Shares shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Transfer Agent and, upon written request, any Holder, beneficial owner or prospective purchaser of such Convertible Preferred Stock or any Conversion Shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Convertible Preferred Stock or Conversion Shares pursuant to Rule 144A under the Securities Act. The Company shall take such further action as any Holder or beneficial owner of such Convertible Preferred Stock or such Conversion Shares may reasonably request to the extent from time to time required to enable such Holder or beneficial owner to sell such Convertible Preferred Stock or Conversion Shares in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

(b) Limitation on certain incurrences of indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company may incur Indebtedness, and any of its Subsidiaries may incur Indebtedness, if the Total Leverage Ratio for the most recently completed four consecutive fiscal quarters of the Company immediately preceding the applicable calculation date for which internal financial statements are available would have been equal to or less than 5.00 to 1.00.

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Section 9. Voting Rights. The Convertible Preferred Stock will have no voting rights except as set forth in this Section 9 or as provided in the Certificate of Incorporation or required by the Delaware General Corporation Law.

(a) Voting and Consent Rights with Respect to Specified Matters.

(i) Generally. Subject to the other provisions of this Section 9(a), while any Convertible Preferred Stock is outstanding, each following event will require, and cannot be effected (and shall be void ab initio) without, the affirmative vote or consent of at least two Holders not Affiliated with each other, representing a majority of the outstanding shares of Convertible Preferred Stock, if any:

(1) any amendment or modification of the Certificate of Incorporation to authorize or create, or to increase the authorized number of shares of, any class or series of, or Equity-Linked Security or other equity interest convertible into, Dividend Parity Stock, Liquidation Parity Stock, Dividend Senior Stock or Liquidation Senior Stock;

(2) any amendment, modification or repeal of any provision of the Certificate of Incorporation, Bylaws or this Certificate of Designations that adversely affects the rights, preferences or voting powers of the Convertible Preferred Stock (other than an amendment, modification or repeal permitted by Section 9(a)(ii));

(3) any amendment, alteration, repeal or change to the rights, preferences or privileges of the Convertible Preferred Stock;

(4) [Reserved];

(5) except to the extent any of the following would constitute a Fundamental Change (in which case the provisions of Section 7 shall apply), the Company’s consolidation or combination with, or merger with or into, another Person, or any binding or statutory share exchange or reclassification involving the Convertible Preferred Stock, in each case unless:

(A) the Convertible Preferred Stock either (x) remains outstanding after such consolidation, combination, merger, share exchange or reclassification; or (y) is converted or reclassified into, or is exchanged for, or represents solely the right to receive, preference securities of the continuing, resulting or surviving Person of such consolidation, combination, merger, share exchange or reclassification, or the parent thereof;

(B) the Convertible Preferred Stock that remains outstanding or such preference securities, as applicable, have rights, preferences and voting powers that, taken as a whole, are not materially less favorable (as determined by the Board of Directors in good faith) to the Holders or the holders thereof, as applicable, than the rights, preferences and voting powers, taken as a whole, of the Convertible Preferred Stock immediately before the consummation of such consolidation, combination, merger, share exchange or reclassification; and

(C) the issuer of the Convertible Preferred Stock that remains outstanding or such preference securities, as applicable, is a corporation duly organized and existing under the laws of the United States of America, any State thereof or the District of Columbia that, if not the Company, will succeed to the Company under this Certificate of Designations and the Convertible Preferred Stock; or

(6) agree or consent to any of the actions prohibited by this Section 9(a)(i);

provided, however, that (x) a consolidation, combination, merger, share exchange or reclassification that satisfies the requirements of clauses (A), (B) and (C) of Section 9(a)(i)(5) will not require any vote or consent pursuant to Section 9(a)(i)(1), 9(a)(i)(2), Section 9(a)(i)(3) or Section 9(a)(i)(6); and (y) each of the following will be deemed, without limitation, not to adversely affect the rights, preferences or voting powers of the Convertible

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Preferred Stock (or cause any of the rights, preferences or voting powers of any such preference securities to be “materially less favorable” for purposes of Section 9(a)(i)(5)(B)) and will not require any vote or consent pursuant to Section 9(a)(i)(1), 9(a)(i)(2), Section 9(a)(i)(3), 9(a)(i)(5) or Section 9(a)(i)(6):

(I) any increase in the number of the authorized but unissued shares of the Company’s undesignated preferred stock;

(II) the creation and issuance, or increase in the authorized or issued number, of any class or series of stock that constitutes both Dividend Junior Stock and Liquidation Junior Stock; and

(III) the application of Section 10(i), including the execution and delivery of any supplemental instruments pursuant to Section 10(i)(iii) solely to give effect to such provision.

(ii) Certain Amendments Permitted Without Consent. Notwithstanding anything to the contrary in Section 9(a)(i)(2) or Section 9(a)(i)(3), the Company may amend, modify or repeal any of the terms of the Convertible Preferred Stock without the vote or consent of any Holder to:

(1) cure any ambiguity or correct any omission, defect or inconsistency in this Certificate of Designations or the Certificates representing the Convertible Preferred Stock, including the filing of a certificate of correction, or a corrected instrument, pursuant to Section 103(f) of the Delaware General Corporation Law in connection therewith; or

(2) make any other change to the Certificate of Incorporation, this Certificate of Designations or the Certificates representing the Convertible Preferred Stock that does not, individually or in the aggregate with all other such changes, adversely affect the rights of any Holder (other than any Holders that have consented to such change), as such (as determined by the Board of Directors in good faith).

(b) Right to Vote with Holders of Common Stock on an As-Converted Basis. Subject to the other provisions of, and without limiting the other voting rights provided in, this Section 9, and except as provided in the Certificate of Incorporation or required by the Delaware General Corporation Law, the Holders will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock, and, for these purposes, (i) the Convertible Preferred Stock of each Holder will entitle such Holder to be treated as if such Holder were the holder of record, as of the record or other relevant date for such matter, of a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable (determined in accordance with Section 10(e), including Section 10(e)(ii), but without regarding to Section 10(e)(iii)) upon conversion of such Convertible Preferred Stock assuming such Convertible Preferred Stock were converted with a Conversion Date occurring on such record or other relevant date; and (ii) the Holders will be entitled to notice of all stockholder meetings or proposed actions by written consent in accordance with the Certificate of Incorporation, the Bylaws of the Company, and the Delaware General Corporation Law as if the Holders were holders of Common Stock.

(c) Procedures for Voting and Consents.

(i) Rules and Procedures Governing Votes and Consents. If any vote or consent of the Holders will be held or solicited, including at a regular annual meeting or a special meeting of stockholders, then (1) the Board of Directors will adopt customary rules and procedures at its discretion to govern such vote or consent, subject to the other provisions of this Section 9; and (2) such rules and procedures may include fixing a record date to determine the Holders that are entitled to vote or provide consent, as applicable, rules governing the solicitation and use of proxies or written consents.

(ii) Voting Power of the Convertible Preferred Stock. Each share of Convertible Preferred Stock will be entitled to one vote on each matter on which the Holders of the Convertible Preferred Stock are entitled to vote separately as a class and not together with the holders of any other class or series of stock.

(iii) Written Consent in Lieu of Stockholder Meeting. A consent or affirmative vote of the Holders pursuant to Section 9(a) may be given or obtained either in writing without a meeting or in person or by proxy at a regular annual meeting or a special meeting of stockholders.

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Section 10. Conversion.

(a) Generally.Subject to the provisions of this Section 10, the Convertible Preferred Stock may be converted only pursuant to a Mandatory Conversion or an Optional Conversion.

(b) Conversion at the Option of the Holders.

(i) Conversion Right; When Shares May Be Submitted for Optional Conversion. Holders will have the right to submit all, or any whole number of shares that is less than all, of their shares of Convertible Preferred Stock pursuant to an Optional Conversion at any time; provided, however, that, notwithstanding anything to the contrary in this Certificate of Designations,

(1) if a Fundamental Change Repurchase Notice is validly delivered pursuant to Section 7(f) with respect to any share of Convertible Preferred Stock, then such share may not be submitted for Optional Conversion, except to the extent (A) such share is not subject to such notice; (B) such notice is withdrawn in accordance with Section 7(f); or (C) the Company fails to pay the Fundamental Change Repurchase Price for such share in accordance with this Certificate of Designations; and

(2) shares of Convertible Preferred Stock that are subject to Mandatory Conversion may not be submitted for Optional Conversion after the Close of Business on the Business Day immediately before the related Mandatory Conversion Date.

(ii) Conversions of Fractional Shares Not Permitted. Notwithstanding anything to the contrary in this Certificate of Designations, in no event will any Holder be entitled to convert a number of shares of Convertible Preferred Stock that is not a whole number.

(iii) Contingent Conversion Notice. A Holder delivering an Optional Conversion Notice hereunder may specify in such Optional Conversion Notice that its election to effect such conversion is contingent upon the consummation of a Fundamental Change, in which case such Optional Conversion shall not occur until such time as such Fundamental Change has been consummated, and if such Fundamental Change is terminated or cancelled, such Optional Conversion Notice shall be deemed to be withdrawn. For the avoidance of doubt, any such contingent Optional Conversion shall occur prior to the Repurchase Upon a Fundamental Change that would have otherwise been effected in connection with such Fundamental Change and shall be deemed to occur during any related Make-Whole Fundamental Change Conversion Period.

(c) Mandatory Conversion at the Company’s Election.

(i) Mandatory Conversion Right. Subject to the provisions of this Section 10, the Company has the right (the “Mandatory Conversion Right”), exercisable at its election, to designate any Business Day after the second (2nd) year anniversary of the Initial Issue Date as a Conversion Date for the conversion (such a conversion, a “Mandatory Conversion”) of all, or any portion that is a whole number, of the outstanding shares of Convertible Preferred Stock, but only if the Last Reported Sale Price per share of Common Stock exceeds one hundred and thirty percent (130%) of the Conversion Price on (1) each of at least twenty (20) Trading Days (whether or not consecutive) during the thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the Mandatory Conversion Notice Date for such Mandatory Conversion and (2) the Trading Day immediately before the Mandatory Conversion Notice Date for such Mandatory Conversion. For the avoidance of doubt, the Mandatory Conversion of any shares of Convertible Preferred Stock will constitute a Make-Whole Fundamental Change with respect to such shares of Convertible Preferred Stock pursuant to clause (B) of the definition thereof.

(ii) Mandatory Conversion Prohibited in Certain Circumstances. The Company will not exercise its Mandatory Conversion Right, or otherwise send a Mandatory Conversion Notice, with respect to any Convertible Preferred Stock pursuant to this Section 10(c) unless the Common Stock Liquidity Conditions are satisfied with respect to the Mandatory Conversion. Notwithstanding anything to the contrary in this Section 10(c), the Company’s exercise of its Mandatory Conversion Right, and any related Mandatory Conversion Notice, will not apply to any share of Convertible Preferred Stock as to which a Fundamental Change Repurchase Notice has been duly delivered, and not withdrawn, pursuant to Section 7(f).

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(iii) Mandatory Conversion Date. The Mandatory Conversion Date for any Mandatory Conversion will be a Business Day of the Company’s choosing that is no more than twenty (20), nor less than ten (10), Business Days after the Mandatory Conversion Notice Date for such Mandatory Conversion.

(iv) Mandatory Conversion Notice. To exercise its Mandatory Conversion Right with respect to any shares of Convertible Preferred Stock, the Company must (x) send to each Holder of such shares a written notice of such exercise (a “Mandatory Conversion Notice”) and (y) substantially contemporaneously therewith, issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Mandatory Conversion Notice. Such Mandatory Conversion Notice must state:

(1) that the Company has exercised its Mandatory Conversion Right to cause the Mandatory Conversion of the shares, briefly describing the Company’s Mandatory Conversion Right under this Certificate of Designations;

(2) the Mandatory Conversion Date for such Mandatory Conversion and the date scheduled for the settlement of such Mandatory Conversion;

(3) that shares of Convertible Preferred Stock subject to Mandatory Conversion may be converted earlier at the option of the Holders thereof pursuant to an Optional Conversion at any time before the Close of Business on the Business Day immediately before the Mandatory Conversion Date;

(4) the Conversion Rate in effect on the Mandatory Conversion Notice Date for such Mandatory Conversion; and

(5) the CUSIP and ISIN numbers, if any, of the Convertible Preferred Stock.

(v) Selection and Optional Conversion of Convertible Preferred Stock Subject to Partial Mandatory Conversion. If less than all shares of Convertible Preferred Stock then outstanding are subject to Mandatory Conversion, then:

(1) the shares of Convertible Preferred Stock to be subject to such Mandatory Conversion will be selected by the Company pro rata; and

(2) if only a portion of the Convertible Preferred Stock is subject to Mandatory Conversion and a portion of such Convertible Preferred Stock is subject to Optional Conversion, then the converted portion of such Convertible Preferred Stock will be deemed to be from the portion of such Convertible Preferred Stock that was subject to Mandatory Conversion.

(d) Conversion Procedures.

(i) Mandatory Conversion. If the Company duly exercises, in accordance with Section 10(c), its Mandatory Conversion Right with respect to any share of Convertible Preferred Stock, then (1) the Mandatory Conversion of such share will occur automatically and without the need for any action on the part of the Holder(s) thereof; and (2) the shares of Common Stock due upon such Mandatory Conversion will be registered in the name of, and, if applicable, the cash due upon such Mandatory Conversion will be delivered to, the Holder(s) of such share of Convertible Preferred Stock as of the Close of Business on the related Mandatory Conversion Date.

(ii) Requirements for Holders to Exercise Optional Conversion Right.

(1) Generally. To convert any share of Convertible Preferred Stock pursuant to an Optional Conversion, the Holder of such share must (w) complete, manually sign and deliver to the Company an Optional Conversion Notice; (x) deliver any Physical Certificate(s) representing such Convertible Preferred Stock to the Company (at which time such Optional Conversion will become irrevocable); (y) furnish any endorsements and transfer documents that the Company may require; and (z) if applicable, pay any documentary or other taxes.

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(2) Optional Conversion Permitted only During Business Hours. Convertible Preferred Stock may be surrendered for Optional Conversion only after the Open of Business and before the Close of Business on a day that is a Business Day.

(iii) Treatment of Accumulated Regular Dividends upon Conversion.

(1) No Adjustments for Accumulated Regular Dividends. Without limiting the operation of Sections 5(a)(ii)(1) and 10(e)(i), the Conversion Rate will not be adjusted to account for any accumulated and unpaid Regular Dividends on any Convertible Preferred Stock being converted.

(2) Conversions Between A Record Date and a Dividend Payment Date. If the Conversion Date of any share of Convertible Preferred Stock to be converted is after a Record Date for a declared Dividend on the Convertible Preferred Stock and on or before the next Dividend Payment Date, then such Dividend will be paid pursuant to Section 5(c) notwithstanding such conversion.

(iv) When Holders Become Stockholders of Record of the Shares of Common Stock Issuable Upon Conversion. The Person in whose name any share of Common Stock is issuable upon conversion of any Convertible Preferred Stock will be deemed to become the holder of record of such share as of the Close of Business on the Conversion Date for such conversion.

(e) Settlement upon Conversion.

(i) Generally. Subject to Section 5(c), Section 10(e)(ii), Section 10(j) and Section 12(b), the consideration due upon settlement of the conversion of each share of Convertible Preferred Stock will consist of a number of shares of Common Stock equal to the quotient obtained by dividing (I) the sum of (x) the Liquidation Preference of such share of Convertible Preferred Stock immediately before the Close of Business on the Conversion Date for such conversion; and (y) an amount equal to accumulated and unpaid Regular Dividends on such share of Convertible Preferred Stock to, but excluding, such Conversion Date (but only to the extent such accumulated and unpaid Regular Dividends are not included in the Liquidation Preference referred to in the preceding clause (x)); by (II) the Conversion Price in effect immediately before the Close of Business on such Conversion Date.

(ii) Payment of Cash in Lieu of any Fractional Share of Common Stock. Subject to Section 12(b), in lieu of delivering any fractional share of Common Stock otherwise due upon conversion of any Convertible Preferred Stock, the Company will, to the extent it is legally able to do so and permitted under the terms of its indebtedness for borrowed money, pay cash based on the Last Reported Sale Price per share of Common Stock on the Conversion Date for such conversion (or, if such Conversion Date is not a Trading Day, the immediately preceding Trading Day).

(iii) Company’s Right to Settle Optional Conversion in Cash. If any Convertible Preferred Stock is to be converted pursuant to an Optional Conversion, then the Company will have the right to settle such Optional Conversion of such Convertible Preferred Stock (or any portion thereof that represents a whole number of shares) solely in cash in an amount equal to the product of (1) the number of shares of Common Stock that would be issuable upon such Optional Conversion of such Convertible Preferred Stock (or such portion thereof), determined in accordance with this Section 10 (but without regard to Section 10(e)(ii) or this Section 10(e)(iii)); and (2) the Last Reported Sale Price per share of Common Stock on the Conversion Date for such Optional Conversion. Such right can be exercised by the Company solely by providing written notice to the Holder of such Convertible Preferred Stock no later than the Business Day after such Conversion Date, which notice states (x) that the Company has elected to cash settle such Optional Conversion; and (y) the number of shares of such Convertible Preferred Stock as to which such election is made. Once such written notice is so provided exercising such right, such exercise will be irrevocable with respect to such Optional Conversion (without affecting the Company’s right to exercise or not exercise such right with respect to any other Optional Conversion). Notwithstanding anything to the contrary in this Section 10(e)(iii), the Company will not be entitled to exercise its right to settle any Optional Conversion of Convertible Preferred Stock in cash pursuant to this Section 10(e)(iii) unless the Company has sufficient funds legally available, and is permitted under the terms of its indebtedness for borrowed money, to fully pay the cash amounts that would be payable in respect of such election.

Annex A-1-102

(iv) Delivery of Conversion Consideration. Except as provided in Sections 10(f)(i)(2) and 10(i), the Company will pay or deliver, as applicable, the Conversion Consideration due upon conversion of any Convertible Preferred Stock on or before the second (2nd) Business Day immediately after the Conversion Date for such conversion.

(f) Conversion Rate Adjustments.

(i) Events Requiring an Adjustment to the Conversion Rate. The Conversion Rate will be adjusted from time to time as follows:

(1) Stock Dividends, Splits and Combinations. If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Company effects a stock split or a stock combination of the Common Stock (in each case excluding an issuance solely pursuant to a Common Stock Change Event, as to which Section 10(i) will apply), then the Conversion Rate will be adjusted based on the following formula:

where:

CR0	=

the Conversion Rate in effect immediately before the Close of Business on the Record Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the Close of Business on such Record Date or immediately after the Open of Business on such effective date, as applicable;
OS0	=

the number of shares of Common Stock outstanding immediately before the Close of Business on such Record Date or immediately before the Open of Business on such effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this Section 10(f)(i)(1) is declared or announced, but not so paid or made, then the Conversion Rate will be readjusted, effective as of the date the Board of Directors, or any Officer acting pursuant to authority conferred by the Board of Directors, determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Conversion Rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(2) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time by the Board of Directors) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Last Reported Sale Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Rate will be increased based on the following formula:

Annex A-1-103

where:

CR0	=	the Conversion Rate in effect immediately before the time (the “Expiration Time”) such tender or exchange offer expires;
CR1	=	the Conversion Rate in effect immediately after the Expiration Time;
SP	=

the average of the Last Reported Sale Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

OS0	=	the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);
AC	=

the aggregate value (determined as of the Expiration Time by the Board of Directors) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer; and

OS1	=	the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

provided, however, that the Conversion Rate will in no event be adjusted down pursuant to this Section 10(f)(i)(2), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Rate pursuant to this Section 10(f)(i)(2) will be calculated as of the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If the Conversion Date for any share of Convertible Preferred Stock to be converted occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(ii) No Adjustments in Certain Cases.

(1) Certain Events. Without limiting the operation of Sections 5(a)(ii)(1) and 10(e)(i), the Company will not be required to adjust the Conversion Rate except pursuant to Section 10(f)(i). Without limiting the foregoing, the Company will not be required to adjust the Conversion Rate on account of:

(A) except as otherwise provided in Section 10(f)(i), the sale of shares of Common Stock for a purchase price that is less than the market price per share of Common Stock or less than the Conversion Price;

(B) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;

(C) the issuance of any shares of Common Stock or options or rights to purchase shares of Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(D) the issuance of any shares of Common Stock pursuant to any option, warrant, right or convertible or exchangeable security of the Company outstanding as of the Initial Issue Date; or

(E) solely a change in the par value of the Common Stock.

Annex A-1-104

(iii) Adjustment Deferral. If an adjustment to the Conversion Rate otherwise required by this Certificate of Designations would result in a change of less than one percent (1%) to the Conversion Rate, then the Company may, at its election, defer such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest of the following: (1) when all such deferred adjustments would result in a change of at least one percent (1%) to the Conversion Rate; (2) the Conversion Date of any share of Convertible Preferred Stock; (3) the effective date of any Fundamental Change and/or any Make-Whole Fundamental Change Effective Date; and (4) the occurrence of any vote of the stockholders of the Company.

(iv) Stockholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Convertible Preferred Stock and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Convertible Preferred Stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan.

(v) Determination of the Number of Outstanding Shares of Common Stock. For purposes of Section 10(f)(i), the number of shares of Common Stock outstanding at any time will (1) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (2) exclude shares of Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distribution on shares of Common Stock held in its treasury).

(vi) Calculations. All calculations with respect to the Conversion Rate and adjustments thereto will be made to the nearest 1/10,000th of a share of Common Stock (with 5/100,000ths rounded upward).

(vii) Notice of Conversion Rate Adjustments. Upon the effectiveness of any adjustment to the Conversion Rate pursuant to Section 10(f)(i), the Company will, as soon as reasonably practicable an no later than ten (10) Business Days after the date of such effectiveness, send notice to the Holders containing (1) a brief description of the transaction or other event on account of which such adjustment was made; (2) the Conversion Rate in effect immediately after such adjustment; and (3) the effective time of such adjustment.

(g) Voluntary Conversion Rate Increases

(i) Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) increase the Conversion Rate by any amount if (1) the Board of Directors determines that such increase is in the Company’s best interest or that such increase is advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (2) such increase is in effect for a period of at least twenty (20) Business Days; and (3) such increase is irrevocable during such period; provided, however, that any such increase that would reasonably be expected to result in any income tax imposed on holders of Convertible Preferred Stock shall require the affirmative vote or consent of at least two Holders not Affiliated with each other representing a majority of the outstanding shares of Convertible Preferred Stock.

(ii) Notice of Voluntary Increase. If the Board of Directors determines to increase the Conversion Rate pursuant to Section 10(g)(i), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 10(g)(i), the Company will send notice to each Holder of such increase to the Conversion Rate, the amount thereof and the period during which such increase will be in effect.

(h) [Reserved]

(i) Effect of Common Stock Change Event

(i) Generally. If there occurs any:

(1) recapitalization, reclassification or change of the Common Stock, other than (x) changes solely resulting from a subdivision or combination of the Common Stock, (y) a change only in par value or from par value to no par value or no par value to par value or (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities;

(2) consolidation, merger, combination or binding or statutory share exchange involving the Company;

Annex A-1-105

(3) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(4) other similar event,

and, as a result of which, the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “Common Stock Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) share of Common Stock would be entitled to receive on account of such Common Stock Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in this Certificate of Designations,

(A) from and after the effective time of such Common Stock Change Event, (I) the consideration due upon conversion of any Convertible Preferred Stock will be determined in the same manner as if each reference to any number of shares of Common Stock in this Section 10 or in Section 11, or in any related definitions, were instead a reference to the same number of Reference Property Units; (II) for purposes of Section 7 and Section 10(c), each reference to any number of shares of Common Stock in such Sections (or in any related definitions) will instead be deemed to be a reference to the same number of Reference Property Units; and (III) for purposes of the definition of “Fundamental Change,” the terms “Common Stock” and “common equity” will be deemed to mean the common equity (including depositary receipts representing common equity), if any, forming part of such Reference Property; and

(B) for these purposes, the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities, will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of Common Stock, by the holders of Common Stock. The Company will notify the Holders of such weighted average as soon as practicable after such determination is made.

(ii) Compliance Covenant. The Company will not become a party to any Common Stock Change Event unless its terms are consistent with this Section 10(i).

(iii) Execution of Supplemental Instruments. On or before the date the Common Stock Change Event becomes effective, the Company and, if applicable, the resulting, surviving or transferee Person (if not the Company) of such Common Stock Change Event (the “Successor Person”) will execute and deliver such supplemental instruments, if any, as the Company reasonably determines are necessary or desirable to (1) provide for subsequent adjustments to the Conversion Rate pursuant to Section 10(f)(i) in a manner consistent with this Section 10(i); and (2) give effect to such other provisions, if any, as the Company reasonably determines are appropriate to preserve the economic interests of the Holders and to give effect to Section 10(i)(i). If the Reference Property includes shares of stock or other securities or assets of a Person other than the Successor Person, then such other Person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of Holders, including the provisions providing for the repurchase rights set forth in Section 7.

(iv) Notice of Common Stock Change Event. The Company will provide notice of each Common Stock Change Event to Holders no later than the second (2nd) Business Day after the effective date of the Common Stock Change Event.

(j) Adjustments to the Conversion Rate in Connection with a Make-Whole Fundamental Change.

(i) Generally. If a Make-Whole Fundamental Change occurs and the Conversion Date for the conversion of a share of Convertible Preferred Stock occurs during the related Make-Whole Fundamental Change Conversion Period or in respect of the related Mandatory Conversion, as applicable, then, subject to this Section 10(j), the Conversion

Annex A-1-106

Rate applicable to such conversion will be increased by a number of shares (the “Additional Shares”) set forth in the table below corresponding (after interpolation as provided in, and subject to, the provisions below) to the Make-Whole Fundamental Change Effective Date and the Stock Price of such Make-Whole Fundamental Change:

	$10.000	$11.000	$12.000	$13.000	$14.000	$15.000	$16.000	$16.900	$18.000	$20.000	$22.500	$25.000	$30.000
[Year 0]	23.0769	20.1355	16.9675	14.3915	12.2764	10.5260	9.0669	7.9550	6.8083	5.1825	3.7400	2.7316	1.4787
[Year 1]	23.0769	18.4300	15.1600	12.4885	10.2950	8.4907	7.0063	5.9006	4.7956	3.3320	2.1809	1.4748	0.7150
[Year 2 and thereafter]	23.0769	17.2655	13.8650	11.0108	8.5843	6.4973	4.6856	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such Make-Whole Fundamental Change Effective Date or Stock Price is not set forth in the table above, then:

(1) if such Stock Price is between two Stock Prices in the table above or the Make-Whole Fundamental Change Effective Date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices in the table above or the earlier and later dates in the table above, based on a three hundred sixty five (365) or three hundred sixty six (366)-day year, as applicable; and

(2) if the Stock Price is greater than $30.00 (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above are adjusted pursuant to Section 10(j)(ii)), or less than $10.00 (subject to adjustment in the same manner), per share, then no Additional Shares will be added to the Conversion Rate.

Notwithstanding anything to the contrary in this Certificate of Designations, in no event will the Conversion Rate be increased to an amount that exceeds 100.0000 shares of Common Stock per $1,000 Liquidation Preference of Convertible Preferred Stock, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Rate is required to be adjusted pursuant to Section 10(f).

For the avoidance of doubt, (x) the sending of a Mandatory Conversion Notice will constitute a Make-Whole Fundamental Change only with respect to the shares subject to Mandatory Conversion pursuant to such Mandatory Conversion Notice, and not with respect to any other shares; and (y) the Conversion Rate applicable to the shares not subject to such Mandatory Conversion will not be subject to increase pursuant to this Section 10(j) on account of such Mandatory Conversion Notice.

(ii) Adjustment of Stock Prices and Additional Shares. The Stock Prices in the first row (i.e., the column headers) of the table set forth in Section 10(j)(i) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted as a result of the operation of Section 10(f). The numbers of Additional Shares in the table set forth in Section 10(j)(i) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Rate is adjusted pursuant to Section 10(f).

(iii) Notice of the Occurrence of a Make-Whole Fundamental Change. If a Make-Whole Fundamental Change occurs pursuant to clause (A) of the definition thereof, then, in no event later than the Business Day immediately after the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change, the Company will notify the Holders and the Transfer Agent of the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change, briefly stating the circumstances under which the Conversion Rate will be increased pursuant to this Section 10(j) in connection with such Make-Whole Fundamental Change. The Company will notify the Holders and the Transfer Agent of each Make-Whole Fundamental Change occurring pursuant to clause (B) of the definition thereof in accordance with Section 10(c).

Section 11. Certain Provisions Relating to the Issuance of Common Stock.

(a) Equitable Adjustments to Prices. Whenever this Certificate of Designations requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate an adjustment to the Conversion Rate), the Company will make appropriate adjustments,

Annex A-1-107

if any, to those calculations to account for any adjustment to the Conversion Rate pursuant to Section 10(f)(i) that becomes effective, or any event requiring such an adjustment to the Conversion Rate where the Ex-Dividend Date, effective date or Expiration Date, as applicable, of such event occurs, at any time during such period.

(b) Reservation of Shares of Common Stock. The Company will reserve, out of its authorized, unreserved and not outstanding shares of Common Stock, for delivery upon conversion of the Convertible Preferred Stock, a number of shares of Common Stock that would be sufficient to settle the conversion of all shares of Convertible Preferred Stock then outstanding, if any. To the extent the Company delivers shares of Common Stock held in the Company’s treasury in settlement of any obligation under this Certificate of Designations to deliver shares of Common Stock, each reference in this Certificate of Designations to the issuance of shares of Common Stock in connection therewith will be deemed to include such delivery.

(c) Status of Shares of Common Stock. Each share of Common Stock delivered upon conversion of the Convertible Preferred Stock of any Holder will be a newly issued or treasury share and will be duly and validly issued, fully paid, non-assessable, free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of such Holder or the Person to whom such share of Common Stock will be delivered). If the Common Stock is then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each such share of Common Stock, when so delivered, to be admitted for listing on such exchange or quotation on such system.

(d) Taxes Upon Issuance of Common Stock. The Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of Common Stock upon conversion of the Convertible Preferred Stock of any Holder, except any tax or duty that is due because such Holder requests those shares to be registered in a name other than such Holder’s name.

Section 12. Calculations.

(a) Responsibility; Schedule of Calculations. Except as otherwise provided in this Certificate of Designations, the Company will be responsible for making all calculations called for under this Certificate of Designations or the Convertible Preferred Stock, including determinations of the Conversion Rate, the Last Reported Sale Prices and accumulated Regular Dividends on the Convertible Preferred Stock. The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of such calculations to any Holder upon written request.

(b) Calculations Aggregated for Each Holder. The composition of the Conversion Consideration due upon conversion of the Convertible Preferred Stock of any Holder will be computed based on the total number of shares of Convertible Preferred Stock of such Holder being converted with the same Conversion Date. For these purposes, any cash amounts due to such Holder in respect thereof will be rounded to the nearest cent.

Section 13. Tax Treatment. Notwithstanding anything to the contrary in this Certificate of Designations, for U.S. federal and other applicable state and local income tax purposes, it is intended that the Convertible Preferred Stock will not be treated as “preferred stock” within the meaning of Section 305(b)(4) of Code and Treasury Regulations Section 1.305-5(a). The Company will, and will cause its Subsidiaries and agents to, report consistently with, and take no positions or actions inconsistent with, the foregoing treatment unless otherwise required by a determination within the meaning of Section 1313(a) of the Code.

Section 14. Notices. The Company will send all notices or communications to Holders pursuant to this Certificate of Designations in writing and delivered personally, by facsimile or e-mail (with confirmation of receipt from the recipient, in the case of e-mail), or sent by nationally recognized overnight courier service to the Holder’s respective addresses shown on the Register. Notwithstanding anything in the Certificate of Designations to the contrary, any defect in the delivery of any such notice or communication will not impair or affect the validity of such notice or communication and the failure to give any such notice or communication to all the Holders will not impair or affect the validity of such notice or communication to whom such notice is sent.

Section 15. No Other Rights. The Convertible Preferred Stock will have no rights, preferences or voting powers except as provided in this Certificate of Designations or the Certificate of Incorporation or as required by applicable law.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Annex A-1-108

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be duly executed as of the date first written above.

[BOWLERO CORP.]

By:
Name:
Title:

[Signature Page to Certificate of Designations]

Annex A-1-109

EXHIBIT A

FORM OF CONVERTIBLE PREFERRED STOCK

[Bowlero Corp.]

Series A Convertible Perpetual Preferred Stock

[Certificate No.: [___]]	No. Shares[*] [___]]

[Bowlero Corp.], a Delaware corporation (the “Company”), certifies that [_______] is the registered owner of [___] shares of the Company’s Series A Convertible Preferred Stock (the “Convertible Preferred Stock”) represented by this certificate (this “Certificate”). The special rights, preferences and voting powers of the Convertible Preferred Stock are set forth in the Certificate of Designations of the Company establishing the Convertible Preferred Stock (the “Certificate of Designations”). Capitalized terms used in this Certificate without definition have the respective meanings ascribed to them in the Certificate of Designations.

Additional terms of this Certificate are set forth on the other side of this Certificate.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

____________

*    Insert number of shares for Physical Certificate only.

Annex A-1-110

IN WITNESS WHEREOF, [Bowlero Corp.] has caused this instrument to be duly executed as of the date set forth below.

[BOWLERO CORP.]

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

Annex A-1-111

TRANSFER AGENT’S COUNTERSIGNATURE

[legal name of Transfer Agent], as Transfer Agent, certifies that this Certificate represents shares of Convertible Preferred Stock referred to in the within-mentioned Certificate of Designations.

Date:	By:

Authorized Signatory

Annex A-1-112

REVERSE OF SECURITY

[Bowlero Corp.]

The Company will furnish without charge to each stockholder who so requests, a summary of the powers, designations and preferences, or other special rights of each class of stock of the Company and the qualifications, limitations or restrictions of such preferences and rights, and the variations in rights, preferences and limitations determined for each series, which are fixed by the Certificate of Incorporation of the Company, as amended, and the Resolutions of the Board of Directors of the Company, and the authority of the Board of Directors to determine variations for future series. Such request may be made to the office of the Secretary of the Company or to the Transfer Agent. The Board of Directors may require the owner of a lost or destroyed stock certificate, or his legal representatives to give the Company a bond to indemnify it and its transfer agents and registrars against any claim that may be made against them on account of the alleged loss or destruction of any such certificate.

This security has not been registered with the Securities and Exchange Commission or the securities commission of any State in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable federal, state and foreign securities laws. Notwithstanding the foregoing, the securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the securities.

FOR VALUE RECEIVED,	hereby sell, assign and transfer unto

(Insert assignee’s social security or tax identification number)

(Insert address and zip code of assignee)

Shares of the Series A Convertible Perpetual Preferred Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint agent to transfer the said shares of Series A Convertible Perpetual Preferred Stock evidenced hereby on the books of the within-named Company with full power of substitution in the premises.
Date:

Signature:

(Sign exactly as your name appears on the other side of this Series A Convertible Perpetual Preferred Stock)

Signature Guarantee:	*

____________

*    Signature must be guaranteed by an “eligible guarantor institution” that is a bank, stockbroker, savings and loan association or credit union reasonably acceptable to the Company or meeting the requirements of any transfer agent appointed by the Company from time to time, which requirements include membership or participation in the Securities Transfer Agents Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Annex A-1-113

EXHIBIT B

FUNDAMENTAL CHANGE REPURCHASE NOTICE

[Bowlero Corp.]

Series A Convertible Preferred Stock

Subject to the terms of the Certificate of Designations, by executing and delivering this Fundamental Change Repurchase Notice, the undersigned Holder of the Convertible Preferred Stock identified below directs the Company to repurchase (check one):

☐	all of the shares of Convertible Preferred Stock

☐	____________* shares of Convertible Preferred Stock

identified by CUSIP No. _________ and Certificate No. _____________.

The undersigned acknowledges that the Convertible Preferred Stock, duly endorsed for transfer, must be delivered to the Transfer Agent before the Fundamental Change Repurchase Price will be paid.

Date:
(Legal Name of Holder)
By:
Name:
Title:
Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program
By:
Authorized Signatory

____________

*    Must be a whole number.

Annex A-1-114

EXHIBIT C

OPTIONAL CONVERSION NOTICE

[Bowlero Corp.]

Series A Convertible Preferred Stock

Subject to the terms of the Certificate of Designations, by executing and delivering this Optional Conversion Notice, the undersigned Holder of the Convertible Preferred Stock identified below directs the Company to convert (check one):

☐	all of the shares of Convertible Preferred Stock

☐	____________* shares of Convertible Preferred Stock

identified by CUSIP No. ____________ and Certificate No. _____________.

Date:
(Legal Name of Holder)
By:
Name:
Title:
Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program
By:
Authorized Signatory

____________

*    Must be a whole number.

Annex A-1-115

EXHIBIT D

FORM OF RESTRICTED STOCK LEGEND

The offer and sale of this security and the shares of common stock issuable upon conversion of this security have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and this security and such shares may not be offered, sold or otherwise transferred except (a) pursuant to a Registration Statement that is effective under the Securities Act; or (b) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Annex A-1-116

Annex A-2

Execution Version

This Amendment No. 1 (this “Amendment”) is entered into as of November 1, 2021, by and between Bowlero Corp., a Delaware corporation (the “Company”) and ISOS Acquisition Corporation, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the Agreement, “Acquiror”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such term in the Agreement (as defined below).

Recitals

Whereas, the Company and Acquiror are party to that certain Business Combination Agreement dated July 1, 2021 (the “Agreement”);

Whereas, pursuant to Section 11.09 of the Agreement, the Agreement may be amended by a duly authorized agreement in writing by the parties; and

Whereas, the parties now desire to amend the Agreement, as set forth herein.

Agreements

Now, Therefore, for and in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend the Agreement as follows:

1. Exhibit A. Exhibit A of the Agreement is hereby amended by deleting it in its entirety and replacing it with the attached Exhibit I.

2. Continuing Effect. Other than as set forth in this Amendment, all of the contents of the Agreement shall remain in full force and effect.

3. Choice of Law. This Amendment shall be governed by and construed in accordance with the laws of the Delaware, without regard to the choice of law rules utilized in that jurisdiction.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

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In witness whereof, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first written above.

ISOS ACQUISITION CORPORATION
By:	/s/ Winston Meade
Name:	Winston Meade
Title:	Chief Financial Officer
BOWLERO CORP.
By:	/s/ Thomas F. Shannon
Name:	Thomas F. Shannon
Title:	Chief Executive Officer

[Signature Page to Amendment to Business Combination Agreement]

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STRICTLY CONFIDENTIAL
FINAL FORM

CERTIFICATE OF INCORPORATION

OF

ISOS ACQUISITION CORPORATION

ARTICLE I
NAME

The name of the corporation is Isos Acquisition Corporation.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

The Corporation is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock”, “Class B Common Stock” (together with the Class A Common Stock, the “Common Stock”) and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 2,400,000,000, divided into: (a) 2,000,000,000 shares of Class A Common Stock, having a par value of $0.0001 per share, (b) 200,000,000 shares of Class B Common Stock, having a par value of $0.0001 per share, and (c) 200,000,000 shares of Preferred Stock, having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. DEFINITIONS.

1. “Atairos” shall mean A-B Parent LLC, a Delaware limited liability company.

2. “Bowlero Legacy Stockholders” shall mean TS and Atairos.

3. “Business Combination Agreement” shall mean that certain Business Combination Agreement, dated as of July 1, 2021 (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and between the Corporation and Bowlero Corp., a Delaware corporation.

4. “Cause” shall mean, in the case of the Founder, “Cause” as such term (or a term of substantively similar meaning) is defined in the written employment agreement between the Founder and the Corporation or any of its subsidiaries in effect at the applicable time or, if the Founder does not have an employment agreement in effect with the Corporation or any of its subsidiaries as of such time, the written employment agreement most recently in effect between the Founder and the Corporation or any of its subsidiaries.

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5. “Disability” shall mean a permanent and total disability such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

6. “Effective Time” shall have the meaning set forth in the Business Combination Agreement.

7. “Family Member” shall mean any spouse, registered domestic partner, descendant (including any adopted descendant), parent, parent of the spouse or domestic partner of a natural person or any lineal descendants of any of the foregoing (including any adopted descendant).

8. “Founder” shall mean Thomas F. Shannon, a natural person.

9. “Independent Directors” shall mean members of the Board of Directors who are not the Founder, a Permitted Transferee, an affiliate of the Founder, an officer or other employee of the Corporation or its subsidiaries (provided, that a director shall not be considered an officer or employee of the Corporation solely due to such director’s position as a member of the Board of Directors or the board of directors or similar governing body of one or more subsidiaries of the Corporation) or any director nominated by TS pursuant to the Stockholders’ Agreement.

10. “Permitted Transferee” means collectively:

a. the Founder;

b. TS so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by TS;

c. any trust of which such the Founder and/or any one or more Family Members of the Founder and/or any organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code (but no other persons) are the only current beneficiaries, in each case, so long as the Founder continues to retain exclusive Voting Control over the shares of Class B Common Stock held by such trust; and

d. an entity in which all of the beneficial and economic interests are held, directly or indirectly, by any one or more of the Founder and any one or more Family Members (but no other persons), so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by such entity.

11. “Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, dated as of the date hereof (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Corporation, TS, Atairos, Founder and Atairos Group, Inc.

12. “Transfer” shall mean (i) the direct or indirect sale, transfer, pledge, assignment, gift, contribution, grant of a lien, or other disposal of any share of Class B Common Stock or any legal or any beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, whether directly or indirectly, including by merger, consolidation or otherwise or (ii) the deposit of any share of Class B Common Stock into a voting trust or entry into a voting agreement or arrangement with respect to any share of Class B Common Stock or the granting of any proxy or power of attorney with respect thereto. A “Transfer” will also be deemed to have occurred with respect to any share of Class B Common Stock beneficially held by an entity or trust if there is a transaction or other event such that the entity or trust ceases to constitute a Permitted Transferee, including the Founder ceasing to retain sole dispositive control (other than in the case of a trust referred to in clause A.10.b of the definition of Permitted Transferee) and exclusive Voting Control over the shares of Class B Common Stock held by such entity or trust. Notwithstanding the foregoing none of the following shall be considered a Transfer:

a. the granting of a revocable proxy to an officer or director of the Corporation at the request of the Board of Directors and approved by the Independent Directors in connection with actions to be taken at an annual or special meeting of stockholders;

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b. the pledge of shares of Class B Common Stock or granting a lien with respect thereto by a stockholder that creates a security interest in such shares pursuant to a bona fide loan or indebtedness transaction with a bona fide financial institution for so long as such stockholder continues to exercise sole dispositive control and exclusive Voting Control over such shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer;

c. the entering into, or reaching an agreement, arrangement or understanding regarding, a support, voting, tender or similar agreement or arrangement (with or without a proxy) in connection with a merger, asset transfer, asset acquisition or similar transaction approved by the Board of Directors;

d. the entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a broker or other nominee pursuant to which the holder entering into the plan retains exclusive Voting Control over the shares; provided, however, that a Transfer of such shares of Class B Common Stock by such broker or other nominee shall constitute a “Transfer” at the time of such Transfer; and

e. the entry into any legally binding contract or other arrangement providing for the Transfer of any share of Class B Common Stock during the period between (i) the entry into such contract or other arrangement and (ii) the settlement of such Transfer; provided that (x) the Founder continues to retain sole dispositive control and exclusive Voting Control over such shares of Class B Common Stock prior to the settlement and (y)  the settlement shall constitute a “Transfer” at the time of such settlement.

13. “TS” shall mean Cobalt Recreation LLC, a Delaware limited liability company.

14. “Voting Control” shall mean the power to vote or direct the voting of the applicable voting security by proxy, voting agreement or otherwise.

B. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time. Except as may otherwise be provided in this Certificate of Incorporation or by applicable law, each share of Class A Common Stock and each share of Class B Common Stock shall have identical powers, preferences and rights.

2. Voting. Except as otherwise provided in this Certificate of Incorporation or expressly required by applicable law, (a) each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter, and (b) each holder of Class B Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the Class A Common Stock and the Class B Common Stock shall vote together as a single class. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

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3. Conversion of Class B Common Stock.

a. Right to Convert. At any time, any holder of shares of Class B Common Stock, at the option of such holder, may convert any share of Class B Common Stock held by such holder at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one (1) share of Class A Common Stock.

b. Automatic Conversion. Each outstanding share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the earliest to occur of (i) the Founder ceasing to beneficially own (including by or through an entity), at or following the Effective Time, at least ten percent (10%) of the number of shares of Common Stock issued and outstanding at such time, (ii) the death or Disability of the Founder, (iii) the Founder’s employment as Chief Executive Officer being terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction) (or the cessation of the Founder’s employment as Chief Executive Officer for any reason, and following such cessation, circumstances existed when the Founder was employed as Chief Executive Officer that would have entitled the Founder to be terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction)) and (iv) the fifteen (15) year anniversary of the Effective Time (the earliest such date, the “Class B Mandatory Conversion Time”).

c. Transfers. Any share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the Transfer of such share of Class B Common Stock other than to a Permitted Transferee.

d. Mechanics of Conversion.

i. In the event of an optional conversion pursuant to Section B.3.a of this Article IV, before any holder of Class B Common Stock shall be entitled voluntarily to convert the same into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted, or, if the shares are uncertificated, immediately prior to the close of business on the date that the holder delivers notice of such conversion to the Corporation’s transfer agent, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

ii. If the conversion is in connection with the automatic conversion provisions set forth in Section B.3.b or Section B.3.c of this Article IV, such conversion shall be deemed to have been made (i) in the case of Section B.3.b of this Article IV, at the Class B Mandatory Conversion Time, and (ii) in the case of Section B.3.c of this Article IV, on the applicable date of Transfer, and the persons entitled to receive shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class A Common Stock as of the applicable date, and, until presented for transfer, certificates (if any) previously evidencing shares of Class B Common Stock shall represent the number of shares of Class A Common Stock into which such shares were automatically converted. Shares of Class B Common Stock converted pursuant to Section B.3.a, Section B.3.b or Section B.3.c of this Article IV shall be automatically retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

e. Policies and Procedures. The Board of Directors, or a committee thereof, may, from time to time, establish such policies and procedures, not in violation of applicable law or this Certificate of Incorporation, relating to the conversion of shares of Class B Common Stock into shares of Class A Common Stock as it may reasonably deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class B Common Stock and to confirm that a conversion to shares of Class A Common Stock

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has not occurred. A determination by the Board of Directors (or such committee of the Board of Directors), acting reasonably and in good faith, that shares of Class B Common Stock have been converted into shares of Class A Common Stock pursuant to this Article IV shall be conclusive.

f. No Further Issuance. Except for the issuance of shares of Class B Common Stock issuable to TS or the Founder at the Effective Time, a dividend payable in accordance with Section 4 of Article Fourth, or a reclassification, subdivision or combination in accordance with Section 6 of Article Fourth, the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock.

4. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends of cash, property or shares of capital stock of the Corporation on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

5. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

6. If the Corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as applicable, have been subdivided or combined.

C. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in this Certificate of Incorporation and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of such series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by applicable law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by applicable law or as shall expressly be granted by this Certificate of Incorporation (including any Certificate of Designation), holders of any series of Preferred Stock shall not be entitled to any voting power in respect of such Preferred Stock.

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The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation, it is further provided that:

A. Except as otherwise expressly provided by the DGCL, this Certificate of Incorporation or the Stockholders Agreement, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B. Each director shall hold office until his or her successor is duly elected or designated and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

C. Subject to the Stockholders Agreement, and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the Required Vote.

D. Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph A of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by

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applicable law or by this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the Required Vote.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

H. The name and mailing address of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders following the effectiveness of the filing of this Certificate of Incorporation or until his or her successor is duly elected and qualified, are set forth below:

Name	Mailing Address

ARTICLE VI
STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Time, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, the Secretary shall call special meetings of the stockholders of the Corporation, for any purpose or purposes, only upon request of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by or upon the request of any other person or persons; provided, that prior to the Voting Threshold Time, the Secretary shall call a special meeting of the stockholders of the Corporation upon the request of stockholders of the Corporation collectively holding a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

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D. “Required Vote” means: (a) prior to the Voting Threshold Time, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors and (b) from and after the Voting Threshold Time, the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors.

E. “Voting Threshold Time” means the first time on which the issued and outstanding shares of Class B Common Stock represent less than fifty percent (50%) of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

ARTICLE VII
INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE VIII
OPPORTUNITIES

A. In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of Atairos and its Related Parties may serve as directors of the Corporation and its Related Parties, and (ii) Atairos and its Related Parties may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and its Related Parties, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Related Parties, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation and its Related Parties with respect to certain classes or categories of business opportunities as they may involve (x) Atairos and its Related Parties and (y) any person or entity who, while a stockholder or director of the Corporation or any of its Related Parties, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Atairos and its Related Parties (each of the persons identified in the foregoing clauses (x) and (y), an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Related Parties and its and their respective stockholders, directors, officers, and agents in connection therewith, on the other. To the fullest extent permitted by applicable law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person (i) shall have the right to, and shall have no duty (contractual, fiduciary or otherwise, whether at law or in equity) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Related Parties or deemed to be competing with the Corporation or any of its Related Parties, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Related Party (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity with no obligation to offer to the Corporation or its subsidiaries or other Related Parties the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Related Parties or directly or indirectly competes with the Corporation or any of its Related Parties.

B. In the event that any Identified Person acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Related Parties could have an interest or expectancy (contractual, equitable or otherwise) (a “Competitive Opportunity”) or otherwise is then exploiting any Competitive Opportunity, to the fullest extent permitted under the DGCL and notwithstanding any other duty existing at law or in equity, the Corporation and its Related Parties will have no interest in, and no expectation (contractual, equitable or otherwise) that such

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Competitive Opportunity be offered to it. To the fullest extent permitted by applicable law, any such interest or expectation (contractual, equitable or otherwise) is hereby renounced so that such Identified Person shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation or its Related Parties, (ii) have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the account of the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Related Parties, members, financing sources, investors, direct or indirect managers, general or limited partners or assignees of any Identified Person or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its subsidiaries, Related Parties or direct or indirect equity holders and (iii) notwithstanding any provision in this Certificate of Incorporation to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Related Parties.

C. In the event of a conflict or other inconsistency between this Article VIII and any other Article or provision of this Certificate of Incorporation, this Article VIII shall prevail under all circumstances. Notwithstanding anything to the contrary in this Certificate of Incorporation, (i) the provisions of this Article VIII shall apply only to (or result in or be deemed to result in a limitation or elimination of any duty (contractual, fiduciary or otherwise, whether at law or in equity) owed by) any non-employee director of the Corporation or any of its subsidiaries, irrespective of whether such non-employee director otherwise would be an Identified Person, and any Competitive Opportunity waived or renounced by any person or entity pursuant to such other provisions of this Article VIII shall be expressly reserved and maintained by such person or entity, as applicable (and shall not be waived or renounced) and (ii) the provisions of this Article VIII (other than this paragraph C of this Article VIII) shall not apply to, and shall not result in the renunciation by the Corporation or any of its subsidiaries of any interest or expectancy in a Competitive Opportunity with respect to, an Identified Person who (a) first identified the applicable Competitive Opportunity through the disclosure of the Corporation’s or any of its subsidiaries’ confidential information in circumstances in which the Corporation had a reasonable expectation that such information would be held in confidence or (b) who is first offered the applicable Competitive Opportunity (including any opportunity in respect of any Competitive Business) that is expressly offered to him or her in writing in his or her capacity as a director of the Corporation. “Competitive Business” shall mean the business of owning, leasing and operating retail bowling centers anywhere in the United States or any other country in which the Corporation or any of its subsidiaries operates.

D. For the avoidance of doubt, subject to paragraph C of this Article VIII, this Article VIII is intended to constitute, with respect to the Identified Persons, a disclaimer and renunciation, to the fullest extent permitted under Section 122(17) of the DGCL, of any right of the Corporation or any of its Related Parties with respect to the matters set forth in this Article VIII, and this Article VIII shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the DGCL.

E. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article VIII, “Related Party” shall mean (a) with respect to Atairos, any person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with Atairos, but excluding (x) the Corporation, and (y) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (b) in respect of the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation.

ARTICLE IX
DIRECTOR LIABILITY

To the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or amendment or modification of this Article IX (including by changes in applicable law), or the adoption of any provision of this Certificate of Incorporation

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inconsistent with this Article IX, shall, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and shall not adversely affect any limitation on the personal liability of any director of the Corporation with respect to acts or omissions occurring prior to the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

ARTICLE X
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).  Notwithstanding anything contrary in the foregoing, this paragraph shall not apply to claims arising under the Securities Act of 1933 (as amended) (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

ARTICLE XI
DGCL SECTION 203

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B. Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1. prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

2. upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3. at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

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C. The restrictions contained in this Article XI shall not apply if:

1. a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

2. the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence of this Section C.2 of this Article XI; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section  251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the prior sentence of this Section C.2 of this Article XI.

D. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article XI, the term:

1. “Affiliate” shall mean, with respect to any person, any other person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with such person; provided, however, that “Affiliates” of Atairos shall be limited to A-B Parent LLC and its Permitted Transferees (as such term is defined in the Stockholders Agreement).

2. “associate”, when used to indicate a relationship with any person, shall mean: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3. “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, shall mean:

a. any merger or consolidation of the Corporation (other than a merger effected pursuant to Sections 253 or 267 the DGCL) or any direct or indirect majority-owned subsidiary of the Corporation: (i) with the interested stockholder; or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section B of this Article XI is not applicable to the surviving entity;

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b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g), Section 253 or Section 267 of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) – (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a)-(d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4. “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5. “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (1) (A) each Bowlero Legacy Stockholder, (B) each of their respective Affiliates and successors and (C) any “group”, and any member of any such group, to which any such persons described in

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clauses (A) or (B) are a party under Rule 13d-5 of the Exchange Act or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that, for purposes of this clause (2), such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. “owner”, including the terms “own” and “owned”, when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

a. beneficially owns such stock, directly or indirectly; or

b. has: (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

7. “person” means any individual, corporation, partnership, unincorporated association or other entity.

8. “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

9. “voting stock” means stock of any class or series entitled to vote generally in the election of directors. Every reference to an owner’s percentage of voting stock in this Article XI shall refer to the percentage of the total voting power of all outstanding stock (or all outstanding voting stock of the relevant class) to which such owner is entitled.

ARTICLE XII
AMENDMENTS

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law and subject to the Stockholders Agreement, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Section B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII.

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B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this ___ day of _________, 2021.

Name
Title:

[Signature Page to Certificate of Incorporation]

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Annex B

STRICTLY CONFIDENTIAL

FINAL FORM

CERTIFICATE OF INCORPORATION

OF

ISOS ACQUISITION CORPORATION

ARTICLE I
NAME

The name of the corporation is Isos Acquisition Corporation.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

The Corporation is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock”, “Class B Common Stock” (together with the Class A Common Stock, the “Common Stock”) and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 2,400,000,000, divided into: (a) 2,000,000,000 shares of Class A Common Stock, having a par value of $0.0001 per share, (b) 200,000,000 shares of Class B Common Stock, having a par value of $0.0001 per share, and (c) 200,000,000 shares of Preferred Stock, having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. DEFINITIONS.

1. “Atairos” shall mean A-B Parent LLC, a Delaware limited liability company.

2. “Bowlero Legacy Stockholders” shall mean TS and Atairos.

3. “Business Combination Agreement” shall mean that certain Business Combination Agreement, dated as of July 1, 2021 (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and between the Corporation and Bowlero Corp., a Delaware corporation.

4. “Cause” shall mean, in the case of the Founder, “Cause” as such term (or a term of substantively similar meaning) is defined in the written employment agreement between the Founder and the Corporation or any of its subsidiaries in effect at the applicable time or, if the Founder does not have an employment agreement in effect with the Corporation or any of its subsidiaries as of such time, the written employment agreement most recently in effect between the Founder and the Corporation or any of its subsidiaries.

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5. “Disability” shall mean a permanent and total disability such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

6. “Effective Time” shall have the meaning set forth in the Business Combination Agreement.

7. “Family Member” shall mean any spouse, registered domestic partner, descendant (including any adopted descendant), parent, parent of the spouse or domestic partner of a natural person or any lineal descendants of any of the foregoing (including any adopted descendant).

8. “Founder” shall mean Thomas F. Shannon, a natural person.

9. “Independent Directors” shall mean members of the Board of Directors who are not the Founder, a Permitted Transferee, an affiliate of the Founder, an officer or other employee of the Corporation or its subsidiaries (provided, that a director shall not be considered an officer or employee of the Corporation solely due to such director’s position as a member of the Board of Directors or the board of directors or similar governing body of one or more subsidiaries of the Corporation) or any director nominated by TS pursuant to the Stockholders’ Agreement.

10. “Permitted Transferee” means collectively:

a. the Founder;

b. TS so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by TS;

c. any trust of which such the Founder and/or any one or more Family Members of the Founder and/or any organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code (but no other persons) are the only current beneficiaries, in each case, so long as the Founder continues to retain exclusive Voting Control over the shares of Class B Common Stock held by such trust; and

d. an entity in which all of the beneficial and economic interests are held, directly or indirectly, by any one or more of the Founder and any one or more Family Members (but no other persons), so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by such entity.

11. “Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, dated as of the date hereof (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Corporation, TS, Atairos, Founder and Atairos Group, Inc.

12. “Transfer” shall mean (i) the direct or indirect sale, transfer, pledge, assignment, gift, contribution, grant of a lien, or other disposal of any share of Class B Common Stock or any legal or any beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, whether directly or indirectly, including by merger, consolidation or otherwise or (ii) the deposit of any share of Class B Common Stock into a voting trust or entry into a voting agreement or arrangement with respect to any share of Class B Common Stock or the granting of any proxy or power of attorney with respect thereto. A “Transfer” will also be deemed to have occurred with respect to any share of Class B Common Stock beneficially held by an entity or trust if there is a transaction or other event such that the entity or trust ceases to constitute a Permitted Transferee, including the Founder ceasing to retain sole dispositive control (other than in the case of a trust referred to in clause A.10.b of the definition of Permitted Transferee) and exclusive Voting Control over the shares of Class B Common Stock held by such entity or trust. Notwithstanding the foregoing none of the following shall be considered a Transfer:

a. the granting of a revocable proxy to an officer or director of the Corporation at the request of the Board of Directors and approved by the Independent Directors in connection with actions to be taken at an annual or special meeting of stockholders;

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                b. the pledge of shares of Class B Common Stock or granting a lien with respect thereto by a stockholder that creates a security interest in such shares pursuant to a bona fide loan or indebtedness transaction with a bona fide financial institution for so long as such stockholder continues to exercise sole dispositive control and exclusive Voting Control over such shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer;

c. the entering into, or reaching an agreement, arrangement or understanding regarding, a support, voting, tender or similar agreement or arrangement (with or without a proxy) in connection with a merger, asset transfer, asset acquisition or similar transaction approved by the Board of Directors;

d. the entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a broker or other nominee pursuant to which the holder entering into the plan retains exclusive Voting Control over the shares; provided, however, that a Transfer of such shares of Class B Common Stock by such broker or other nominee shall constitute a “Transfer” at the time of such Transfer; and

e. the entry into any legally binding contract or other arrangement providing for the Transfer of any share of Class B Common Stock during the period between (i) the entry into such contract or other arrangement and (ii) the settlement of such Transfer; provided that (x) the Founder continues to retain sole dispositive control and exclusive Voting Control over such shares of Class B Common Stock prior to the settlement and (y) the settlement shall constitute a “Transfer” at the time of such settlement.

13. “TS” shall mean Cobalt Recreation LLC, a Delaware limited liability company.

14. “Voting Control” shall mean the power to vote or direct the voting of the applicable voting security by proxy, voting agreement or otherwise.

B. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time. Except as may otherwise be provided in this Certificate of Incorporation or by applicable law, each share of Class A Common Stock and each share of Class B Common Stock shall have identical powers, preferences and rights.

2. Voting. Except as otherwise provided in this Certificate of Incorporation or expressly required by applicable law, (a) each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter, and (b) each holder of Class B Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the Class A Common Stock and the Class B Common Stock shall vote together as a single class. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Conversion of Class B Common Stock.

a. Right to Convert. At any time, any holder of shares of Class B Common Stock, at the option of such holder, may convert any share of Class B Common Stock held by such holder at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one (1) share of Class A Common Stock.

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                      b. Automatic Conversion. Each outstanding share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the earliest to occur of (i) the Founder ceasing to beneficially own (including by or through an entity), at or following the Effective Time, at least ten percent (10%) of the number of shares of Common Stock issued and outstanding at such time, (ii) the death or Disability of the Founder, (iii) the Founder’s employment as Chief Executive Officer being terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction) (or the cessation of the Founder’s employment as Chief Executive Officer for any reason, and following such cessation, circumstances existed when the Founder was employed as Chief Executive Officer that would have entitled the Founder to be terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction)) and (iv) the fifteen (15) year anniversary of the Effective Time (the earliest such date, the “Class B Mandatory Conversion Time”).

c. Transfers. Any share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the Transfer of such share of Class B Common Stock other than to a Permitted Transferee.

d. Mechanics of Conversion.

i. In the event of an optional conversion pursuant to Section B.3.a of this Article IV, before any holder of Class B Common Stock shall be entitled voluntarily to convert the same into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted, or, if the shares are uncertificated, immediately prior to the close of business on the date that the holder delivers notice of such conversion to the Corporation’s transfer agent, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

ii. If the conversion is in connection with the automatic conversion provisions set forth in Section B.3.b or Section B.3.c of this Article IV, such conversion shall be deemed to have been made (i) in the case of Section B.3.b of this Article IV, at the Class B Mandatory Conversion Time, and (ii) in the case of Section B.3.c of this Article IV, on the applicable date of Transfer, and the persons entitled to receive shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class A Common Stock as of the applicable date, and, until presented for transfer, certificates (if any) previously evidencing shares of Class B Common Stock shall represent the number of shares of Class A Common Stock into which such shares were automatically converted. Shares of Class B Common Stock converted pursuant to Section B.3.a, Section B.3.b or Section B.3.c of this Article IV shall be automatically retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

e. Policies and Procedures. The Board of Directors, or a committee thereof, may, from time to time, establish such policies and procedures, not in violation of applicable law or this Certificate of Incorporation, relating to the conversion of shares of Class B Common Stock into shares of Class A Common Stock as it may reasonably deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class B Common Stock and to confirm that a conversion to shares of Class A Common Stock has not occurred. A determination by the Board of Directors (or such committee of the Board of Directors), acting reasonably and in good faith, that shares of Class B Common Stock have been converted into shares of Class A Common Stock pursuant to this Article IV shall be conclusive.

f. No Further Issuance. Except for the issuance of shares of Class B Common Stock issuable to TS or the Founder at the Effective Time, a dividend payable in accordance with Section 4 of Article Fourth, or a reclassification, subdivision or combination in accordance with Section 6 of Article Fourth, the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock.

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4. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends of cash, property or shares of capital stock of the Corporation on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

5. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

6. If the Corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as applicable, have been subdivided or combined.

C. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in this Certificate of Incorporation and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of such series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by applicable law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by applicable law or as shall expressly be granted by this Certificate of Incorporation (including any Certificate of Designation), holders of any series of Preferred Stock shall not be entitled to any voting power in respect of such Preferred Stock.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation, it is further provided that:

A. Except as otherwise expressly provided by the DGCL, this Certificate of Incorporation or the Stockholders Agreement, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

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B. Each director shall hold office until his or her successor is duly elected or designated and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

C. Subject to the Stockholders Agreement, and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the Required Vote.

D. Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph A of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the Required Vote.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

H. The name and mailing address of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders following the effectiveness of the filing of this Certificate of Incorporation or until his or her successor is duly elected and qualified, are set forth below:

Name	Mailing Address

ARTICLE VI
STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Time, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary

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to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, the Secretary shall call special meetings of the stockholders of the Corporation, for any purpose or purposes, only upon request of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by or upon the request of any other person or persons; provided, that prior to the Voting Threshold Time, the Secretary shall call a special meeting of the stockholders of the Corporation upon the request of stockholders of the Corporation collectively holding a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

D. “Required Vote” means: (a) prior to the Voting Threshold Time, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors and (b) from and after the Voting Threshold Time, the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors.

E. “Voting Threshold Time” means the first time on which the issued and outstanding shares of Class B Common Stock represent less than fifty percent (50%) of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

ARTICLE VII
INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE VIII
OPPORTUNITIES

A. In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of Atairos and its Related Parties may serve as directors of the Corporation and its Related Parties, and (ii) Atairos and its Related Parties may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and its Related Parties, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Related Parties, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation and its Related Parties with respect to certain classes or categories of business opportunities as they may involve (x) Atairos and its Related

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Parties and (y) any person or entity who, while a stockholder or director of the Corporation or any of its Related Parties, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Atairos and its Related Parties (each of the persons identified in the foregoing clauses (x) and (y), an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Related Parties and its and their respective stockholders, directors, officers, and agents in connection therewith, on the other. To the fullest extent permitted by applicable law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person (i) shall have the right to, and shall have no duty (contractual, fiduciary or otherwise, whether at law or in equity) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Related Parties or deemed to be competing with the Corporation or any of its Related Parties, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Related Party (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity with no obligation to offer to the Corporation or its subsidiaries or other Related Parties the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Related Parties or directly or indirectly competes with the Corporation or any of its Related Parties.

B. In the event that any Identified Person acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Related Parties could have an interest or expectancy (contractual, equitable or otherwise) (a “Competitive Opportunity”) or otherwise is then exploiting any Competitive Opportunity, to the fullest extent permitted under the DGCL and notwithstanding any other duty existing at law or in equity, the Corporation and its Related Parties will have no interest in, and no expectation (contractual, equitable or otherwise) that such Competitive Opportunity be offered to it. To the fullest extent permitted by applicable law, any such interest or expectation (contractual, equitable or otherwise) is hereby renounced so that such Identified Person shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation or its Related Parties, (ii) have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the account of the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Related Parties, members, financing sources, investors, direct or indirect managers, general or limited partners or assignees of any Identified Person or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its subsidiaries, Related Parties or direct or indirect equity holders and (iii) notwithstanding any provision in this Certificate of Incorporation to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Related Parties.

C. In the event of a conflict or other inconsistency between this Article VIII and any other Article or provision of this Certificate of Incorporation, this Article VIII shall prevail under all circumstances. Notwithstanding anything to the contrary in this Certificate of Incorporation, (i) the provisions of this Article VIII shall apply only to (or result in or be deemed to result in a limitation or elimination of any duty (contractual, fiduciary or otherwise, whether at law or in equity) owed by) any non-employee director of the Corporation or any of its subsidiaries, irrespective of whether such non-employee director otherwise would be an Identified Person, and any Competitive Opportunity waived or renounced by any person or entity pursuant to such other provisions of this Article VIII shall be expressly reserved and maintained by such person or entity, as applicable (and shall not be waived or renounced) and (ii) the provisions of this Article VIII (other than this paragraph C of this Article VIII) shall not apply to, and shall not result in the renunciation by the Corporation or any of its subsidiaries of any interest or expectancy in a Competitive Opportunity with respect to, an Identified Person who (a) first identified the applicable Competitive Opportunity through the disclosure of the Corporation’s or any of its subsidiaries’ confidential information in circumstances in which the Corporation had a reasonable expectation that such information would be held in confidence or (b) who is first offered the applicable Competitive Opportunity (including any opportunity in respect of any Competitive Business) that is expressly offered to him or her in writing in his or her capacity as a director of the Corporation. “Competitive Business” shall mean the business of owning, leasing and operating retail bowling centers anywhere in the United States or any other country in which the Corporation or any of its subsidiaries operates.

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D. For the avoidance of doubt, subject to paragraph C of this Article VIII, this Article VIII is intended to constitute, with respect to the Identified Persons, a disclaimer and renunciation, to the fullest extent permitted under Section 122(17) of the DGCL, of any right of the Corporation or any of its Related Parties with respect to the matters set forth in this Article VIII, and this Article VIII shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the DGCL.

E. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article VIII, “Related Party” shall mean (a) with respect to Atairos, any person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with Atairos, but excluding (x) the Corporation, and (y) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (b) in respect of the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation.

ARTICLE IX
DIRECTOR LIABILITY

To the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or amendment or modification of this Article IX (including by changes in applicable law), or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and shall not adversely affect any limitation on the personal liability of any director of the Corporation with respect to acts or omissions occurring prior to the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

ARTICLE X
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware). Notwithstanding anything contrary in the foregoing, this paragraph shall not apply to claims arising under the Securities Act of 1933 (as amended) (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

ARTICLE XI
DGCL SECTION 203

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B. Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1. prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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2. upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3. at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C. The restrictions contained in this Article XI shall not apply if:

1. a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

2. the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence of this Section C.2 of this Article XI; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the prior sentence of this Section C.2 of this Article XI.

D. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article XI, the term:

1. “Affiliate” shall mean, with respect to any person, any other person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with such person; provided, however, that “Affiliates” of Atairos shall be limited to A-B Parent LLC and its Permitted Transferees (as such term is defined in the Stockholders Agreement).

2. “associate”, when used to indicate a relationship with any person, shall mean: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3. “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, shall mean:

a. any merger or consolidation of the Corporation (other than a merger effected pursuant to Sections 253 or 267 the DGCL) or any direct or indirect majority-owned subsidiary of the Corporation: (i) with the interested stockholder; or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section B of this Article XI is not applicable to the surviving entity;

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                    b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g), Section 253 or Section 267 of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) – (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a)-(d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4. “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5. “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (1) (A) each Bowlero Legacy Stockholder, (B) each of their respective Affiliates and successors and (C) any “group”, and any member of any such group, to which any such persons described in clauses (A) or (B) are a party under Rule 13d-5 of the Exchange Act or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that, for purposes of this clause (2), such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the

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person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. “owner”, including the terms “own” and “owned”, when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

a. beneficially owns such stock, directly or indirectly; or

b. has: (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

7. “person” means any individual, corporation, partnership, unincorporated association or other entity.

8. “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

9. “voting stock” means stock of any class or series entitled to vote generally in the election of directors. Every reference to an owner’s percentage of voting stock in this Article XI shall refer to the percentage of the total voting power of all outstanding stock (or all outstanding voting stock of the relevant class) to which such owner is entitled.

ARTICLE XII
AMENDMENTS

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law and subject to the Stockholders Agreement, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Section B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

Annex B-12

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this ___ day of _________, 2021.

Name
Title:

[Signature Page to Certificate of Incorporation]

Annex B-13

Annex C

STRICTLY CONFIDENTIAL

Final Form

Bylaws of

Isos Acquisition Corporation

(a Delaware corporation)

Annex C-i

Annex C-ii

Bylaws of

Isos Acquisition Corporation

Article I. Corporate Offices

Section 1.01 Registered Office.

The address of the registered office of 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

Section 1.02 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II. Meetings of Stockholders

Section 2.01 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

Section 2.02 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.04 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

Section 2.03 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

Section 2.04 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting in accordance with this Section 2.04. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board or any committee thereof, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or any committee thereof or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.04 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Section 2.04 in all applicable respects. Except with respect to the nomination or election of directors (which are governed by Section 2.05), the immediately foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the Corporation’s notice of meeting. Any business brought before a meeting in accordance with Section 2.04(a)(iii) is referred to as “Stockholder Business”. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.05, and this Section 2.04 shall not be applicable to nominations except as expressly provided in Section 2.05.

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(b) Subject to Section 2.04(h), for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.04. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting of the stockholders; provided, that if (A) the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date or (B) no annual meeting was held during the prior year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting and the tenth (10th) day following the day on which Public Disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that for purposes of the Corporation’s first annual meeting of stockholders after the closing of the Corporation’s business combination transaction with Bowlero Corp., a Delaware corporation, pursuant to that certain Business Combination Agreement, dated as of July 1, 2021, the date of the prior year’s annual meeting of stockholders shall be deemed to be July 1, 2021 (such notice within such time periods, “Timely Notice”). In no event shall any adjournment, postponement or deferral of an annual meeting or the Public Disclosure thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(c) For business to be properly brought before an annual meeting by a stockholder, it must be in proper form. To be in proper form for purposes of this Section 2.04, the notice to the Secretary of the Corporation shall set forth:

(i) the name and address of each stockholder proposing Stockholder Business (each, a “Proponent”) as they appear on the Corporation’s books and records;

(ii) the name and address of any Stockholder Associated Person;

(iii) as to each Proponent and any Stockholder Associated Person:

(A) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”)) by each such Proponent or Stockholder Associated Person and the date such shares were acquired;

(B) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among any Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing;

(C) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by any Proponent or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation;

(D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, by, or on behalf of, any Proponent or any Stockholder Associated Person and that remains in effect, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of any Proponent or any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”);

(E) a description in reasonable detail of any proxy (including revocable proxies), agreement, arrangement, understanding or other relationship pursuant to which any Proponent or any Stockholder Associated Person has a right to vote any shares of stock of the Corporation;

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(F) any performance-related fees (other than an asset-based fee) that any Proponent or any Stockholder Associated Person is entitled to be based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice;

(G) any material pending or threatened legal proceeding in which any Proponent or any Stockholder Associated Person is a party or material participant involving the Corporation or any of its affiliates, officers or directors;

(H) any other material relationship between any Proponent or any Stockholder Associated Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand; and

(I) any direct or indirect material interest in any material contract or agreement of any Proponent or any Stockholder Associated Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) (the disclosures made pursuant to Section 2.04(c)(i) through (iii) are referred to as “Stockholder Information”);

(iv) as to each item of Stockholder Business that the stockholder proposes to bring before the annual meeting, (A) a brief description of such Stockholder Business and any material interest in such Stockholder Business of each Proponent and any Stockholder Associated Person, (B) the text of the proposal or Stockholder Business (including the text of any resolutions proposed for consideration and in the event that such Stockholder Business includes a proposal to amend these bylaws, the language of the proposed amendment) and (C) the reasons for conducting such Stockholder Business at the meeting;

(v) a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by a qualified representative at the meeting to propose such Stockholder Business;

(vi) a representation as to whether any Proponent intends or is part of a group that intends to (A) deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise solicit proxies from stockholders in support of such Stockholder Business;

(vii) any other information relating to any Proponent or Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proponent or any Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; and

(viii) a representation that each Proponent shall provide all other information and affirmations, updates and supplements required pursuant to these bylaws.

(d) Each Proponent shall also provide any other information reasonably requested by the Corporation within ten (10) business days after each such request.

(e) Each Proponent shall affirm as true and correct the information provided to the Corporation in the notice provided pursuant to Section 2.04(c) or at the Corporation’s request pursuant to Section 2.04(d) (and shall update and supplement such information, if necessary, so that the information provided or required to be provided in such notice shall be true and correct) as of (i) the record date for stockholders entitled to vote at the meeting and (ii) the date that is ten (10) business days prior to the meeting and, if applicable, before reconvening any adjournment or postponement thereof. Such affirmation, update and/or supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than (A) five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the affirmation, update and/or supplement required to be made as of such record date) and (B) seven (7) business days prior to the date for the meeting (in the case of the affirmation, update and/or supplement required to be made as of ten (10) business days before the meeting or reconvening any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

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(f) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.04. Except to the extent otherwise determined by the Board, the presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.04, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(g) Except to the extent otherwise determined by the Board, if a Proponent (or a qualified representative of such Proponent) does not appear at the meeting of stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(h) This Section 2.04 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. Nothing in this Section 2.04 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. In addition to the requirements of this Section 2.04 with respect to any business proposed to be brought before an annual meeting, each Proponent shall comply with all applicable requirements of the Exchange Act with respect to any such business.

(i) For purposes of these bylaws, “present in person” shall mean that the stockholder proposing that the business be brought before a meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such meeting.

(j) For purposes of these bylaws, “Public Disclosure” shall mean disclosure in a press release reported by the Dow Jones News Services, Associated Press or a comparable U.S. national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(k) For purposes of these bylaws, a “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(l) For purposes of these bylaws, “Stockholder Associated Person” means with respect to any stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the stockholder or such beneficial owner.

Section 2.05 Notice of Nominations for Election to the Board.

(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the Corporation’s notice of meeting) may be made at such meeting only (i) as provided in that certain Stockholders Agreement, dated as of July 1, 2021, by and among the Corporation and certain stockholders of the Corporation (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”),] (ii) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (iii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.05 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.05 as to such notice and nomination. Persons nominated in accordance with Section 2.05(a)(iii) are referred to as “Stockholder Nominees”. A stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder”. Subject to Section 2.05(n), other than as provided in the Stockholders Agreement, the foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

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(b) Subject to Section 2.05(n), all nominations of Stockholder Nominees may only be made by timely written notice in proper form given by, or on behalf of, a stockholder of record of the Corporation. To be timely, such notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation, by the following dates:

(i) in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders at which directors are to be elected, the Nominating Stockholder must provide Timely Notice (as defined in Section 2.04) thereof in writing, in proper form and in accordance with this Section 2.05 to the Secretary of the Corporation at the principal executive offices of the Corporation; and

(ii) in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, the Nominating Stockholder must provide notice thereof in writing, in proper form and in accordance with this Section 2.05 to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting and the tenth (10th) day following the day on which Public Disclosure of the date of such special meeting was first made by the Corporation.

(c) In no event shall any adjournment, postponement or deferral, of an annual meeting or special meeting or the Public Disclosure thereof commence a new time period (or extend any time period) for the giving of a Nominating Stockholder’s notice as described above.

(d) In no event may a Nominating Stockholder provide timely notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. Notwithstanding anything to the contrary, if the number of directors to be elected to the Board at a meeting of stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days before the first anniversary of the preceding year’s annual meeting (in the case of an annual meeting) or before such special meeting (in the case of a special meeting), such notice shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the principal executive offices of the Corporation, addressed to the attention of the Secretary of the Corporation, no later than the close of business on the tenth (10th) day following the day on which such Public Disclosure is first made by the Corporation.

(e) To be in proper form for purposes of this Section 2.05, a Nominating Stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) as to each Nominating Stockholder and Stockholder Associated Person, the Stockholder Information (as defined in Section 2.04(c)(iii), except that for purposes of this Section 2.05, the term “Nominating Stockholder” shall be substituted for the term “Proponent” in all places it appears in Section 2.04(c)(iii) and the disclosure required by Section 2.04(c)(iii)(B) may be omitted for purposes of this Section 2.05(e)(i));

(ii) as to each Stockholder Nominee and Stockholder Associated Person, (A) all information relating to such Stockholder Nominee and Stockholder Associated Person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act (including such Stockholder Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith were the “registrant” for purposes of such rule and such Stockholder Nominee were a director or executive officer of such registrant and (C) a completed and signed questionnaire, representation and agreement as provided in Section 2.05(i);

(iii) a representation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by a qualified representative at the meeting to propose such nomination;

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(iv) a representation as to whether the Nominating Stockholders intend (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from stockholders in support of such nomination; and

(v) a representation that the Nominating Stockholders shall provide all other information and affirmations, updates and supplements required pursuant to these Bylaws.

(f) The Nominating Stockholders shall also provide any other information reasonably requested from time to time by the Corporation within ten (10) business days after each such request.

(g) A Nominating Stockholder shall affirm as true and correct the information provided to the Corporation in the notice provided pursuant to Section 2.05(e) or at the Corporation’s request pursuant to Section 2.05(f) and shall update and supplement such information, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of (i) the record date for stockholders entitled to vote at the meeting and (ii) the date that is ten (10) business days prior to the meeting and, if applicable, before reconvening any adjournment or postponement thereof. Such affirmation, update and/or supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than (A) five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the affirmation, update and/or supplement required to be made as of such record date) and (B) seven (7) business days prior to the date for the meeting (in the case of the affirmation, update and/or supplement required to be made as of ten (10) business days before the meeting or reconvening any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a Nominating Stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a Nominating Stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(h) In addition to the requirements of this Section 2.05 with respect to any nomination proposed to be made at a meeting, each Nominating Stockholder shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(i) To be qualified to be a candidate for election or reelection as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in this Section 2.05 and the candidate for election must deliver (in the case of a Stockholder Nominee, in accordance with the time period prescribed for delivery of a notice of nomination under Section 2.05(b), and in the case of a person nominated by or at the direction of the Board or any committee thereof, upon request of the Secretary of the Corporation from time to time) to the Secretary of the Corporation at the principal executive offices of the Corporation:

(i) a completed and signed written questionnaire (in a form provided by the Secretary of the Corporation) with respect to the background, qualifications, stock ownership and independence of such person and the background of any other person or entity on whose behalf the nomination is being made;

(ii) information as necessary to permit the Board to determine if such nominee (A) is independent under, and satisfies the audit, compensation or other board committee independence requirements under, the applicable rules and listing standards of the principal national securities exchanges upon which the stock of the Corporation is listed or traded, any applicable rules of the SEC or any other regulatory body with jurisdiction over the Corporation, or any publicly disclosed standards used by the Board in determining and disclosing the independence of the Directors and Board committee members, (B) is not or has not been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended from time to time, or (C) is not a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past 10 years ((A) through (C) collectively, the “Independence Standards”);

(iii) a written representation and agreement (in a form provided by the Secretary of the Corporation) that such candidate for nomination (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that

Annex C-6

could limit or interfere with such proposed nominee’s ability to comply with such proposed nominee’s fiduciary duties as a director under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, (C) will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director and (D) currently intends to serve as a director for the full term for which he or she is standing for election; and

(iv) such candidate’s written consent to being named as a nominee for election as a director and to serving as a director if elected.

The Secretary of the Corporation shall provide any stockholder the forms of the written questionnaire and written representation and agreement referred to in this Section 2.05(i) following written request therefor.

(j) The Board may also require any proposed candidate for election as a director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines if elected.

(k) No Stockholder Nominee shall be eligible for election as a director of the Corporation unless such Stockholder Nominee and the Nominating Stockholder seeking to place such Stockholder Nominee’s name in nomination has complied with this Section 2.05. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.05, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the Stockholder Nominee in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the Stockholder Nominee in question) shall be void and of no force or effect.

(l) Notwithstanding anything in these bylaws to the contrary, no candidate for election shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.05.

(m) If the Nominating Stockholder (or a qualified representative of the Nominating Stockholder) does not appear at the applicable stockholder meeting to nominate the Stockholder Nominee, such nomination shall be disregarded and such Stockholder Nominee shall not be qualified for election as a director, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(n) Nothing in this Section 2.05 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 2.06 Notice of Stockholders’ Meetings.

Whenever under the provisions of applicable law, the Certificate of Incorporation or these bylaws stockholders are required or permitted to take any action at a meeting, a notice of the meeting, whether annual or special, in the form of a writing or electronic transmission shall be given stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the Notice Record Date (as defined below) and the Voting Record Date (as defined below), if such date is different from the Notice Record Date, and, in the case of a special meeting, the purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given to each stockholder entitled to vote at such meeting as of the Notice Record Date in accordance with Article VIII not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.07 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except that

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when specified business is to be voted on by one or more classes or series of stock voting as a separate class, the holders of a majority of the voting power of the shares of such classes or series shall constitute a quorum of such separate class for the transaction of such business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present in person or represented by proxy at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) in the absence of such person, a majority in voting power of the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.08 until a quorum is present or represented. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.08 Adjourned Meeting; Notice.

If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. Any business that might have been transacted at the meeting as originally called may be transacted at the adjourned meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new Notice Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting. If after the adjournment a new Voting Record Date is fixed for the adjourned meeting, the Board shall fix a new Notice Record Date in accordance with Section 2.11(c) and shall give notice of such adjourned meeting to each stockholder entitled to vote at such meeting as of the Notice Record Date.

Section 2.09 Conduct of Business.

Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; and (d) limitations on the time allotted to questions or comments by participants. Subject to any prior, contrary determination by the Board, the presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. Unless otherwise designated by the Board, the Chief Executive Officer shall preside over the meeting and the Secretary or, in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board and, if the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting.

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Section 2.10 Voting.

At any meeting of stockholders, all matters other than the election of directors, and except as otherwise provided by the Certificate of Incorporation, these bylaws or any applicable law, shall be decided by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. At all meetings of stockholders for the election of directors, each director shall be elected by a plurality of the votes cast with respect to the director.

Section 2.11 Record Date for Stockholder Meetings and Other Purposes.

(a) For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. The Notice Record Date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of the meeting shall be the date for making such determination (the “Voting Record Date”). Subject to Section 2.15, for the purposes of determining the stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 10 days after the date on which the record date was fixed by the Board. For the purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, exercise any rights in respect of any change, conversion or exchange of stock or take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than sixty (60) days prior to such action.

(b) Subject to Section 2.15, if no such record date is fixed by the Board:

(i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board takes such prior action; and

(iii) the record date for the purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, exercise any rights in respect of any change, conversion or exchange of stock or take any other lawful action shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new Voting Record Date for the adjourned meeting, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for the adjourned meeting.

Section 2.12 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states

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on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

Section 2.13 List of Stockholders Entitled to Vote.

The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, at the stockholder’s expense, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network or other electronic means as permitted by applicable law, or (b) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

Section 2.14 Inspectors of Election.

Before any meeting of stockholders, the Board shall appoint an inspector or inspectors of election, who may be employees of the Corporation, to act at the meeting or its adjournment and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

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Section 2.15 Action Without a Meeting.

If, and only if, the Certificate of Incorporation permits action to be taken without a meeting, without prior notice and without a vote, then a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the first date on which a written consent is delivered to the Corporation in the manner required by this Section 2.15, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III. Directors

Section 3.01 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Section 3.03 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.04, and subject to the Certificate of Incorporation and the Stockholders Agreement, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders, citizens of the United States or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

Section 3.04 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairperson or the Secretary of the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. Subject to the Stockholders Agreement, when one or more directors so resigns and the resignation is effective at a

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future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.03.

Subject to the Stockholders Agreement, and unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 3.05 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

Section 3.06 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

Section 3.07 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile or electronic mail; or

(d) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

Section 3.08 Quorum; Action by Majority Vote.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the directors then in office shall constitute a quorum for the transaction of business; provided, that a quorum shall not be less than one third of the total number of directors assuming there were no vacancies. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws.

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Section 3.09 Adjourned Meetings.

A majority of the directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each director whether or not present at the time of the adjournment; provided, however, that notice of the adjourned meeting need not be given if (a) the adjournment is for 24 hours or less and (b) the time, place, if any, and means of remote communication, if any, are announced at the meeting at which the adjournment is taken. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.10 Notice Procedure.

Subject to Section 3.09 and Section 3.11, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, telecopy or by electronic mail or other means of electronic transmission. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting.

Section 3.11 Waiver of Notice.

Whenever the giving of any notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a written waiver signed by the director, or a waiver by electronic transmission by such director, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice.

Section 3.12 Organization.

At each meeting of the Board, the Chairperson or, in his or her absence, another director selected by the Board shall preside. The Secretary of the Corporation shall act as secretary at each meeting of the Board. If the Secretary of the Corporation is absent from any meeting of the Board, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.13 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

Section 3.14 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV. Committees

Section 4.01 Committees of Directors.

The Board may designate one (1) or more committees in accordance with Section 141(c) of the DGCL, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members

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thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

Section 4.02 Meetings and Actions of Committees.

Unless the Board provides otherwise, at all meetings of a committee, a majority of the then authorized number of members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting of such committee at which there is a quorum shall be the act of the committee. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.05 (Place of Meetings; Meetings by Telephone);

(b) Section 3.06 (Regular Meetings);

(c) Section 3.07 (Special Meetings; Notice);

(d) Section 3.13 (Board Action without a Meeting); and

(e) Section 7.12 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.02, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

Section 4.03 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V. Officers

Section 5.01 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation, except that only directors shall be eligible to be Chairperson or Vice Chairperson of the Board.

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Section 5.02 Appointment of Officers; Term of Office; Remuneration.

The Board shall elect the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03. Subject to Section 5.05, each officer once elected shall hold office until such officer’s successor has been elected and qualified or until such officer’s earlier death, resignation or removal.

Section 5.03 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.04 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.03.

Section 5.06 Representation of Shares of Other Entities.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote (including by written consent), represent and exercise on behalf of the Corporation all rights incident to any and all shares or voting securities of any other entities owned or held by the Corporation for itself, or for other parties in any capacity. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07 Authority and Duties of Officers.

(a) Chairperson. The Chairperson shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Board. Only Directors shall be eligible to be the Chairperson.

(b) Chief Executive Officer. The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board at which the Chairperson and the Vice Chairperson (if there be one) are not present. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these bylaws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may be determined from time to time by the Board. Unless there shall have been elected one or more Presidents of the Corporation, the Chief Executive Officer shall be the President of the Corporation.

(c) President. Each President shall have such general powers and duties of supervision over the business of the Corporation and other duties incident to the office of President, and any other duties as may from time to time be assigned to the President by the Board and subject to the control of the Board in each case. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except

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in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these bylaws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

(d) Vice Presidents. Vice Presidents shall have the duties incident to the office of Vice President and any other duties that may from time to time be assigned to the Vice President by the President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these bylaws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

(e) Secretary. The Secretary shall attend all meetings of the Board and of the stockholders, record all the proceedings of the meetings of the Board and of the stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Corporation, and the Secretary or an Assistant Secretary, shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chief Executive Officer, President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or the President.

(f) Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same, render to the Chief Executive Officer, President or the Board, whenever the Chief Executive Officer, President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or the President.

(g) Assistant Secretaries and Assistant Treasurers. Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, the Chief Executive Officer or the President.

Section 5.08 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI. Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular

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course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (a) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (b) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (c) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII. General Matters

Section 7.01 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02 Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 7.03 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.04 Lost Certificates.

Except as provided in this Section 7.04, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.05 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

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Section 7.06 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.07 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

Section 7.08 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.09 Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.10 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.11 Registered Stockholders.

The Corporation:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.12 Waiver of Notice.

Whenever notice is required to be given under any provision of applicable law, the Certificate of Incorporation or these bylaws, a written waiver, signed by the stockholder entitled to notice, or a waiver by electronic transmission by the stockholder entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

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Section 7.13 Time Periods.

In applying any provision of these bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used unless otherwise specified, the day of the doing of the act shall be excluded, and the day of the event shall be included.

Section 7.14 Conflict with Applicable Law or Certificate of Incorporation.

These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Article VIII. Notice

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(c) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (A) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (B) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX. Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

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Article X. Indemnification

Section 10.01 Right to Indemnification.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of the Corporation to procure a judgment in its favor) actually and reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.03, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

Section 10.02 Prepayment of Expenses.

To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article X or otherwise.

Section 10.03 Claims.

If a claim for indemnification or advancement of expenses under this Article X is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 10.04 Nonexclusivity of Rights.

The rights conferred on any Covered Person by this Article X shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of these bylaws, the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

Section 10.05 Other Sources.

The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.

Section 10.06 Amendment or Repeal.

Any amendment or repeal of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment or repeal.

Section 10.07 Other Indemnification and Prepayment Expenses.

This Article X shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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Article XI. Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex D

SUBSCRIPTION AGREEMENT

July 1, 2021

ISOS Acquisition Corporation
55 Post Road W, Suite 200
Westport, CT 06880

Bowlero Corp.
222 W 44th Street
New York, NY 10036

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is entered into this 1st day of July, 2021, by and among ISOS Acquisition Corporation, a Cayman Islands exempted company (including any successor thereto pursuant to the terms of the Transaction Agreement (as defined hereafter), the “Issuer”), and the undersigned (the “Subscriber”).

The Issuer has entered into a Business Combination Agreement dated as of the date hereof (the “Transaction Agreement” and the transactions contemplated thereby, the “Transactions”), by and between the Issuer and Bowlero Corp., a Delaware corporation (the “Company”), pursuant to which, among other things the Company will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

In connection with the Transaction Agreement, the Issuer is seeking commitments to purchase shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share, or shares of common stock of the Issuer into which such Class A ordinary shares are converted in connection with the domestication (the “Domestication”) of the Issuer to Delaware (the “Shares”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Issuer (the “Offering”).

On even date herewith, the Issuer is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other subscribers (the “Other Subscribers”), pursuant to which the Other Subscribers, severally and not jointly, have agreed to purchase in the Offering, effective on the closing date of the Transactions, inclusive of the Shares to be purchased by the undersigned, an aggregate of 15,000,000 Shares, at the Purchase Price. In connection therewith, the undersigned subscriber (“Subscriber”) and the Issuer agree as follows:

1. Subscription. Subscriber hereby subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to issue and sell to Subscriber, such number of Shares as is set forth on the signature page of this Subscription Agreement (the “Subscriber Shares”) at the Purchase Price per Subscriber Share and on the terms provided for herein.

2. Closing; Delivery of the Subscriber Shares.

(a) The closing of the sale of the Subscriber Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transactions (the “Transaction Closing”). The Closing shall occur on the date of but immediately prior to the consummation of the Merger (it being understood that the sale of the Subscriber Shares shall occur immediately after the Domestication).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Issuer shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than two (2) Business Days after delivery of the Closing Notice, the Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Subscriber Shares to the Subscriber. No later than noon (Eastern time) two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. The Issuer shall deliver to Subscriber (i) at

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the Closing, the Subscriber Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of the Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Subscriber, as applicable, and (ii) as promptly as reasonably practicable after the Closing, evidence from the Issuer’s transfer agent of the issuance to Subscriber of the Subscriber Shares (in book entry form) on and as of the Closing Date. In the event that the consummation of the Merger does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Issuer and the Subscriber, the Issuer shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return the Purchase Price so delivered by Subscriber to the Issuer by wire transfer in immediately available funds to the account specified in writing by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 7 herein and subject to the satisfaction of the closing conditions set forth in Section 3 herein, Subscriber shall remain obligated (A) to redeliver funds to the Issuer in escrow following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to the consummation of the Merger. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Subscriber Shares, the Issuer shall promptly (but not later than three (3) Business Days thereafter) return the Purchase Price to Subscriber without any deduction for or on account of any tax, withholding, charges or set-off.

3. Closing Conditions. In addition to the conditions set forth in Section 2:

(a) General Conditions. The Closing is also subject to the satisfaction or valid waiver in writing by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Subscriber Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Subscription Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Subscription Agreement; and

(iii) all conditions precedent to each party’s obligation to effect the Transactions set forth in the Transaction Agreement, including all necessary approvals of the Issuer’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions that, by their nature, (x) may only be satisfied at the Transaction Closing (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of Shares pursuant to this Subscription Agreement and the Other Subscription Agreements), but subject to the satisfaction or waiver of such conditions as of the Transaction Closing, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements), and the Merger shall be scheduled to occur immediately following the Closing.

(b) Issuer Conditions. The obligations of the Issuer to consummate the Closing are also subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement as of the Closing Date or as of such specific date, as applicable; and

(ii) the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

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(c) Subscriber Conditions. The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer MAE (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer MAE, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by the Issuer of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date or as of such specific date, as applicable;

(ii) the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;

(iii) no amendment to, or modification or waiver of, the Transaction Agreement (as the same exists on the date hereof as provided to the Subscriber) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement;

(iv) the Shares shall be approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or the New York Stock Exchange (“NYSE”), as applicable, subject to official notice of issuance; and

(v) the Issuer shall not have entered into any Other Subscription Agreement with a lower purchase price than $10.00 per Share or other terms (economic or otherwise) substantially more favorable to such Other Subscriber than as set forth in this Subscription Agreement.

4. Issuer Representations and Warranties. The Issuer represents and warrants to the Subscriber that:

(a) Organization and Qualification. Prior to the Domestication, the Issuer is an exempted company limited by shares incorporated under the laws of the Cayman Islands duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, the Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Issuer, constitutes a valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) Issuance. As of the Closing Date, the Subscriber Shares will be duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Subscriber Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation (as in effect at such time of issuance), by contract, or under the Delaware General Corporation Law.

(d) No Conflicts. The execution, delivery and performance by the Issuer of this Subscription Agreement (including the issuance and sale of the Subscriber Shares by the Issuer), and the consummation of the transactions contemplated hereby, will not (i) conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on (A) the

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business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Issuer or the combined company after giving effect to Transactions, (B) the validity of the Subscriber Shares, or (C) the legal authority or ability of the Issuer to timely comply, in all material respects, with its obligations under the Transaction Agreement, this Subscription Agreement or the Other Subscription Agreements, including the issuance and sale of the Subscriber Shares (an “Issuer MAE”), (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer MAE.

(e) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Issuer is not required to obtain any consent, waiver, authorization, approval or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscriber Shares), other than (i) the filing with the Commission of a registration statement pursuant to Section 8, (ii) the filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 6(c), (iv) any filings or notices required by the NYSE, (v) those required to consummate the Transactions as provided under the Transaction Agreement, (vi) the filing of notification under HSR, if applicable, and (vii) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer MAE.

(f) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of (i) 300,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value of $0.0001 per share, and (iii) 1,000,000 preferred shares, par value $0.0001 per share. As of the date of this Subscription Agreement, (A) 25,483,700 Class A ordinary shares are issued and outstanding, (B) 6,370,925 Class B ordinary shares are issued and outstanding, (C) 8,494,566 redeemable public warrants to purchase Class A ordinary shares are issued and outstanding, (D) 5,397,828 private placement warrants to purchase Class A ordinary shares are issued and outstanding, and (E) no preferred shares are issued or outstanding. All (1) issued and outstanding Class A ordinary shares and Class B ordinary shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Issuer has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Shares or any Shares issued pursuant to the Other Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(g) Registration of Common Stock. As of the date of this Agreement, the issued and outstanding Class A ordinary shares of the Issuer are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the NYSE under the symbol “ISOS.” Following the Domestication, the Shares are expected to be registered under the Exchange Act. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Shares or prohibit or terminate the listing of the Shares on the NYSE.

(h) Regulatory Actions. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, an Issuer MAE, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer.

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(i) Compliance. The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer MAE. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer MAE. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, an Issuer MAE.

(j) Broker Fees. The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to the Placement Agents (as defined below), the Issuer is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Shares in the Offering.

(k) SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxies, registration statements and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Issuer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Issuer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Except for the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, the Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its initial registration of the Class A ordinary shares with the Commission. A copy of each SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. Notwithstanding anything in this Subscription Agreement to the contrary, no representation or warranty is made as to the accounting treatment of the Issuer’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to internal control over financial reporting or disclosure controls and procedures). Furthermore, Subscriber acknowledges and agrees that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) the Issuer continues to review the Statement and its implications, including on the financial statements and other information included in its SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports or any statements or information included therein in connection with such a review of the Statement or any subsequent related agreements or other guidance from the Staff of the SEC related thereto shall be deemed not to be material for purposes of this Subscription Agreement.

(l) Investment Company. The Issuer is not, and immediately after receipt of payment for the Shares being sold in the Offering, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Private Placement. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Subscriber Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Subscriber Shares under the

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Securities Act. The Subscriber Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(n) No Side Letters. Other than the Other Subscription Agreements, the Transaction Agreement, and other agreements and arrangements referred to therein (including the subscription agreements pursuant to which convertible preferred equity will be issued substantially concurrently with the issuance of the Shares in this Offering), the Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber in connection with such Other Subscriber’s investment in the Issuer through the Offering, except for side letters required to comply with an Other Subscriber’s policies and procedures, or rules and regulations applicable to the Other Subscriber. No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement to include any such terms and conditions. The Issuer has not entered into any side letter with any Public Stockholder in connection with their ownership of Class A Common Shares purchased in connection with the Issuer’s initial public offering pursuant to which such Public Stockholder has been granted redemption rights not granted to all Public Stockholders.

(o) No Bankruptcy. Neither the Issuer nor any of its subsidiaries, if any, has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary (if any), have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(p) Anti-Money Laundering Laws. The operations of the Issuer and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Issuer or any of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(q) Sanctions. Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of its subsidiaries is an individual or entity (a “Person”) that is, or is owned or controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the United States government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specifically designated national” or “blocked person”, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”). Since the Issuer’s inception, the Issuer and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

5. Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to the Issuer that:

(a) Subscriber Status. At the time the Subscriber was offered the Subscriber Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act) (an “Accredited Investor”) or a Qualified Institutional Buyer (as defined in 144A of the Securities Act) (a “QIB”), as indicated in the questionnaire attached as Exhibit A hereto (an “Investor Questionnaire”), (ii) an “institutional account”, as defined in FINRA Rule 4512(c) (an “Institutional Account”), (iii) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security

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or securities, including its participation in the Transactions and (iv) acquiring the Subscriber Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Subscriber Shares.

(b) Nature of Investment. The Subscriber understands that the Subscriber Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscriber Shares delivered at the Closing have not been registered under the Securities Act. The Subscriber understands that the Subscriber Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Subscriber Shares delivered at the Closing shall contain a legend or restrictive notation to such effect, and as a result of such restrictions, the Subscriber may not be able to readily resell the Subscriber Shares and may be required to bear the financial risk of an investment in the Subscriber Shares for an indefinite period of time. The Subscriber acknowledges that the Subscriber Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscriber Shares.

(c) Authorization and Enforcement. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound which would reasonably be expected to have an adverse effect on the legal authority of the Subscriber to enter into and perform its obligations under this Subscription Agreement, and will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(d) Other Representations. The Subscriber understands and agrees that the Subscriber is purchasing the Subscriber Shares directly from the Issuer. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by or on behalf of the Issuer, the Company, the Placement Agents, or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements made by the Issuer in this Subscription Agreement) or by implication, other than the representations, warranties, covenants and agreements herein.

(e) Tax Treatment. The Subscriber’s acquisition and holding of the Subscriber Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) Receipt of Disclosure. The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscriber Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the following items (collectively, the “Disclosure Documents”): (i) the final prospectus of the Issuer, dated as of March 4, 2021 and filed with the Commission (File No. 333-252283) on March 4, 2021 (the “SPAC Prospectus”), (ii) each filing made by the Issuer with the Commission following the filing of the SPAC Prospectus through the date of this Subscription Agreement, (iii) the Transaction Agreement, a copy of which will be filed by the Issuer with the Commission and (iv) the investor presentation by the Issuer and the Company, a copy of which will be furnished by the Issuer to the

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Commission. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Issuer’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscriber Shares.

(g) No General Solicitation. The Subscriber became aware of this Offering of the Subscriber Shares solely by means of direct contact between the Subscriber and the Issuer, the Company, a Placement Agent or a representative of any of the foregoing, and the Subscriber Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Issuer, the Company, a Placement Agent or a representative of any of the foregoing. The Subscriber acknowledges that the Issuer represents and warrants that the Subscriber Shares (i) were not offered to the Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Investment Risks. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscriber Shares, including risks similar to those set forth in the Disclosure Documents and in the Issuer’s filings with the Commission. The Subscriber is a sophisticated institutional investor and is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscriber Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscriber Shares and determined that the Subscriber Shares are a fit, proper and suitable investment for the Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscriber Shares. The Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Issuer. The Subscriber acknowledges specifically that a possibility of total loss exists.

(i) Compliance. The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Subscriber Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Issuer’s reports, schedules, forms, statements and other documents required to be filed by the Issuer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

(j) OFAC/Patriot Act. The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Subscriber Shares were legally derived.

(k) No Reliance on Any Placement Agent. In making its decision to purchase the Subscriber Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber, the investor presentation provided to Subscriber and the representations and warranties of the Issuer set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by J.P. Morgan Securities LLC (“JPM”) or LionTree Advisors LLC (“LionTree” and together with JPM, the “Placement Agents”) concerning the Issuer, the Company, or the Subscriber Shares, or the offer and sale of the Subscriber Shares. No disclosure or offering document has been provided by any Placement Agent in connection with the offer and sale of the Subscriber Shares. The Placement Agents and each of its respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect

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to the Issuer, the Company or the Subscriber Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer. In connection with the issue and purchase of the Subscriber Shares, no Placement Agent has made any recommendations regarding an investment in the Issuer or the Subscriber Shares. The Subscriber agrees and acknowledges that the Placement Agents are acting as the Issuer’s placement agents in connection with the transactions contemplated by this Subscription Agreement and has not acted as the Subscriber’s financial advisor or fiduciary.

(l) Due Diligence. The Subscriber has (i) received, reviewed and understood the offering materials made available to it in connection with the Transactions, (ii) had the opportunity to ask questions of and receive answers from the Issuer directly and (iii) conducted and completed its own independent due diligence with respect to the Transactions. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Placement Agents, the Subscriber has independently made its own analysis and decision to enter into the Transactions. Except for the representations, warranties and agreements of the Issuer expressly set forth in this Agreement, the Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

(m) Sufficient Funds. The Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2(b) on the date the Purchase Price would be required to be funded pursuant to Section 2(b).

(n) Placement Agent. The Subscriber acknowledges and agrees that (a) each of JPM and LionTree is acting solely as the Issuer’s placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Subscriber, the Issuer or any other person or entity in connection with the Transactions, (b) each of JPM and LionTree has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transactions, (c) each of JPM and LionTree will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Issuer or the Transactions, and (d) each of JPM and LionTree shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Issuer or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transactions.

(o) JPM as Advisor to Company and Issuer. The Subscriber (for itself and for each account for which it is acquiring the Shares) acknowledges that it is aware that JPM is acting (i) as one of the Issuer’s placement agents, (ii) as financial advisor to the Company in connection with the Merger and (iii) as capital markets advisor to the Issuer in connection with this Offering.

The Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Issuer.

6. Additional Covenants

(a) Transfer Restrictions.

The Subscriber Shares may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws. The Issuer shall use commercially reasonable efforts to cause the removal of all restrictive legends from all Subscriber Shares upon the receipt of a representation by the holder that the Subscriber Shares are being sold pursuant in compliance with federal and state securities laws without the necessity of the holder to produce a separate third party legal opinion. Additionally, the Issuer shall cause the removal of all restrictive legends from all Subscriber Shares once the Subscriber Shares are registered under the Registration Statement upon the receipt of a representation by the holder that it will only sell such shares pursuant to (i) the Registration Statement or another an effective resale registration statement covering the holder’s resale of the Subscriber Shares, which includes a prospectus that is current, and in the manner contemplated by such registration

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statement, including the “Plan of Distribution” contained therein, and that the holder will not sell such Subscriber Shares pursuant to such registration statement if it has received oral or written notice from the Company that use of the prospectus is suspended or that the prospectus otherwise may not be used for transfers of the Shares or (ii) the requirements of Rule 144 under the Securities Act or otherwise in accordance with the Securities Act.

(i) The Issuer acknowledges and agrees that the Subscriber may from time to time after the Closing pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Subscriber Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Subscriber may transfer pledged or secured Subscriber Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Issuer and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith; further, no notice shall be required of such pledge; provided that the Subscriber and its pledgee shall be required to comply with other provisions of this Section 6 in order to effect a sale, transfer or assignment of Subscriber Shares to such pledgee. At the Subscriber’s expense, the Issuer will execute and deliver such reasonable documentation as a pledgee or secured party of the Subscriber Shares may reasonably request in connection with a pledge or transfer of the Subscriber Shares.

(ii) The Subscriber agrees to the imprinting, so long as is required by this Section 6(a), of a legend on any of the Subscriber Shares in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE FEDERAL, STATE AND FOREIGN SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(iii) Subject to Section 6(a) hereof, the Subscriber agrees with the Issuer that the Subscriber will only sell Subscriber Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that, if Subscriber Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from instruments representing Subscriber Shares as set forth in this Section 6 is predicated upon the Issuer’s reliance upon this understanding.

(b) Furnishing of Information; Public Information. Until the second (2nd) anniversary of the Closing Date, the Issuer covenants to maintain the registration of the Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Issuer after the effective date of registration of the Shares pursuant to the Exchange Act.

(c) Public Disclosure. The Issuer shall (a) by 9:30 a.m. ET on the first Business Day following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby (“Disclosure Time”), and (b) file a Current Report on Form 8-K, including the Transaction Agreement and the investor presentation provided to Subscriber, or the material non-public information contained therein, as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Issuer represents to the Subscriber that it shall have publicly disclosed all material, non-public information delivered to the Subscriber by or on behalf of the Issuer, the Company or any of their respective officers, directors, employees or agents (including the Placement Agents) in connection with the transactions contemplated by this Subscription Agreement. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Issuer (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, neither the Issuer nor the Subscriber shall publicly disclose the name of any other party to this Agreement, or include the name of any other party in any filing with the Commission, any regulatory agency the NYSE or Nasdaq, as applicable, without the prior written consent of the party being disclosed, except to the extent such disclosure is required by applicable law,

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Commission, the NYSE or Nasdaq, as applicable, regulations or at the request of any governmental or regulatory agency or as required by legal process, in which case (to the extent legally permissible) written notice of such disclosure permitted under this clause shall be made to the other party prior to or as soon as reasonably practicable following such disclosure.

(d) Non-Public Information. Following the Disclosure Time or otherwise as required by applicable law, the Issuer covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Subscriber with any information that constitutes, material non-public information, unless prior thereto the Subscriber shall have consented in writing to the receipt of such information and agreed with the Issuer, as applicable, to keep such information confidential. The Issuer each understands and confirms that the Subscriber shall be relying on the foregoing covenant in effecting transactions in securities of the Issuer; provided, that each Subscriber shall be solely responsible for its compliance with federal, state and foreign securities laws.

(e) Other Subscription Agreements. No Other Subscription Agreements will be amended in any material respect following the date of this Subscription Agreement, and each Other Subscription Agreement will reflect the same Purchase Price per Share and terms that are not materially more favorable to such Other Subscriber thereunder than the terms of this Subscription Agreement.

(f) Certain Transactions and Confidentiality. The Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of the Issuer’s securities during the period that commenced at the time that the Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c). The Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by the Issuer pursuant to the initial press release as described in Section 6(c), the Subscriber will maintain the confidentiality of the existence and terms of the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, the Issuer expressly acknowledges and agrees that (i) the Subscriber makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Issuer after the time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c), and (ii) the Subscriber shall not be restricted or prohibited from effecting any transactions in any securities of the Issuer in accordance with applicable securities laws from and after the time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c). Notwithstanding the foregoing, (i) in the case that the Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets, this Section 6(f) shall only apply with respect to the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement and any other portfolio manager that has direct knowledge of this investment and (ii) the representations set forth in this Section 6(f) shall not apply to any other entity, affiliate or client under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the Transactions (including the Subscriber’s controlled affiliates and/or affiliates).

(g) Information Undertaking. The Issuer may request from the Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Subscriber Shares, and the Subscriber shall provide such information to the Issuer upon such request, and provided that the Issuer agrees to keep confidential any such information provided by the Subscriber.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms (without amendment thereto); (c) the event that any conditions contained in Section 3 herein are not satisfied or waived on or prior to the Closing and, as a result thereof, the Subscription and the other transactions contemplated by this Subscription Agreement are not or will not be consummated at the Closing; or (d) written notice by the Issuer to the Subscriber, or the Subscriber to the Issuer, to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to the “Agreement End Date” as defined in the Transaction Agreement, as it may be amended pursuant to the Transaction

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Agreement; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and (ii) each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement and the provisions of this Section 7 and Sections 9 and 10 will survive any termination of this Subscription Agreement and continue indefinitely.

8. Registration Rights.

(a) The Issuer agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense), a registration statement registering the resale of the Subscriber Shares (the initial registration statement and any other registration statement that may be filed by the Issuer under this Section 8, the “Registration Statement”), and the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Transaction Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided that if such day falls on a Saturday, Sunday or other day that the Commission is closed, the Effectiveness Date shall be extended to the next Business Day on which the Commission is open for business. The Issuer agrees that the Issuer will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two (2) years from the issuance of the Subscriber Shares, (ii) the date on which the Subscriber ceases to hold the Subscriber Shares covered by such Registration Statement, or (iii) the first date on which the Subscriber can sell all of its Subscriber Shares under Rule 144 of the Securities Act without restriction, including without limitation, any volume or manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Issuer’s obligations to include the Subscriber Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the Subscriber Shares as shall be reasonably requested by the Issuer to effect the registration of the Subscriber Shares (including disclosure of its beneficial ownership of the Subscriber Shares, as determined in accordance with Rule 13d-3 of the Exchange Act), and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscriber Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or for the Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth in this Section 8. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have an opportunity to withdraw from the Registration Statement, in which case the Issuer’s obligation to register the Subscriber Shares will be deemed satisfied, or (ii) be included as such in the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement (including the number of Subscriber Shares to be registered for the Subscriber) shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional Shares (including the applicable Subscriber Shares) and cause such amendment or Registration Statement to become effective as promptly as practicable. For purposes of this Section 8, “Shares” and “Subscriber Shares” shall mean, as of any date of determination, the Shares or Subscriber Shares, as applicable, and any other equity security of the Issuer issued or issuable with respect to such Shares or Subscriber Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

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(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii) advise Subscriber within three (3) Business Days:

(A) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(B) when any amendment requested in (A) above has been filed with the Commission and when such amendment thereto has become effective,

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Subscriber Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscriber Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Subscriber Shares to be listed on each securities exchange or market, if any, on which Shares have been listed; and

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscriber Shares contemplated hereby.

(c) The Issuer may delay filing or suspend the use of any such registration statement (x) if it determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year, or (z) if the Issuer’s Board of Directors, upon advice of legal counsel, reasonably believes that such filing or use would materially affect a bona fide business or financing

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transaction of the Issuer or any of its subsidiaries, or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay filing or suspend use of any registration statement on more than two occasions or for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case in any 12-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (i) immediately discontinue offers and sales of the Subscriber Shares under the Registration Statement until the Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Issuer that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by applicable law. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion, destroy all copies of the prospectus covering the Subscriber Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscriber Shares shall not apply to (i) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up. In addition to the removal of restrictive legends at the Subscriber’s request contemplated by Section 6(a)(iv), during any periods that a Registration Statement registering the resale of the Subscriber Shares is effective, the Issuer shall, at its expense, cause the Issuer’s transfer agent to remove any restrictive legends on any Subscriber Shares sold by the Subscriber within two (2) Business Days of the date that (i) such Subscriber Shares are sold, (ii) the Subscriber notifies the Issuer of such sale and (iii) the Subscriber provides the Issuer with any customary representations in connection therewith. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Subscriber Shares without any such legend.

(d) From and after the Closing, the Issuer shall indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), and the officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents of the Subscriber, and each person, if any, who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (the Subscriber and each of the foregoing, a “Subscriber Indemnified Party”), from and against any losses, judgments, claims, damages, liabilities or reasonable costs or expenses (including reasonable attorneys’ fees) (collectively, “Losses”), that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 8, except to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Closing, the Subscriber shall, severally and not jointly with any Other Subscriber, indemnify, defend and hold harmless the Issuer, and the officers, employees, affiliates, directors, partners, members, managers, attorneys and agents of the Issuer, and each person, if any, who controls the Issuer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any Losses, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission

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to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscriber Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, the Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

(f) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 8 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 8(f) shall be individual, not joint, and in no event shall the liability of the Subscriber under this Section 8(f) be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscriber Shares giving rise to such indemnification obligation.

(g) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(h) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscriber Shares purchased pursuant to this Subscription Agreement.

9. Trust Account Waiver. The Subscriber hereby represents and warrants that it has had the opportunity to read the SPAC Prospectus and understands that the Issuer has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Issuer’s public stockholders (including overallotment shares acquired by the Issuer’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the SPAC Prospectus, the Issuer may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Shares in connection with the consummation of the Issuer’s initial business

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combination (as such term is used in the SPAC Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Issuer fails to consummate a Business Combination within 24 months after the closing of the IPO (as may be extended), (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Issuer after or concurrently with the consummation of a Business Combination. For and in consideration of the Issuer entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that notwithstanding anything to the contrary contained in this Subscription Agreement, Subscriber does not now and shall not at any time hereafter have, and waives any and all right, title and interest, or any claims of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to Public Stockholders (“Public Distributions”), and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account or Public Distributions as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Subscriber commences any action or proceeding based upon, in connection with, as a result of or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Shares, which proceeding seeks, in whole or in part, monetary relief against the Issuer or its Representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s sole remedy shall be against funds held outside of the Trust Account (other than Public Distributions) and that such claim shall not permit the Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 9 to the contrary, nothing herein shall be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Shares other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Issuer. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives.

10. Miscellaneous.

(a) Transferability. Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Subscriber Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Issuer, and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the Closing the Subscriber may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Subscriber, or to any fund or account managed by the same investment manager as Subscriber, that is an Accredited Investor or a QIB and is also an Institutional Account, so long as the Subscriber provides the Issuer with at least three (3) Business Days’ prior written notice of such assignment and a completed Investor Questionnaire duly executed by such assignee; provided, further that (i) such assignee will be deemed to have made to the Issuer each of the representations, warranties and covenants of the Subscriber set forth in Section 5 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Subscriber will relieve the Subscriber of its obligations under this Subscription Agreement, and the Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.

(b) Reliance. The Subscriber acknowledges that the Issuer, the Placement Agents and the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement, provided, however, that the Closing may only be enforced against the Subscriber by the Issuer. Prior to the Closing, the Subscriber agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect and which would cause any of the conditions to Closing in Sections 3(a) or 3(b) to not be satisfied. The Issuer is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Issuer contained in this Subscription Agreement. Prior to the Closing, the Issuer agrees that it will promptly notify the Subscriber if any of its acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect and which would cause

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any of the conditions to Closing in Sections 3(a) or 3(c) to not be satisfied. The Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Survival. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(d) Amendments and Waivers. This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought. Section 4, Section 5 this Section 10(d), Section 10(o) and Section 11 may not be amended, modified, terminated or waived in any manner that is material and adverse to a Placement Agent without the written consent of such Placement Agent.

(e) Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the or the Issuer and the Subscriber in connection with the Offering).

(f) Successors and Assigns. This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(g) Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(h) Counterparts. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile, electronic mail or in .pdf (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including an injunction or injunctions, to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Each party hereto further agrees that none of the parties hereto or the Placement Agent or the Company shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10(i), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(j) GOVERNING LAW AND JURY TRIAL. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

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(k) Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if there is no federal jurisdiction, in the state courts sitting in New York County in the State of New York (the “Chosen Court”) for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. To the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Subscriber hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(l) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the addresses set forth on the applicable signature pages hereto.

(m) Headings and Certain Defined Terms. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement, and references to any Section or Subsection shall refer to the numbered and lettered Sections and Subsections of this Agreement. As used in this Subscription Agreement, the term: (x) “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Issuer will include the Issuer’s sponsor, ISOS Acquisition Sponsor LLC.

(n) Further Assurances. At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

(o) Third Party Beneficiaries. The parties hereto agree that (a) the Placement Agents are express third-party beneficiary of the representations, warranties and covenants of the Issuer contained in Section 4 and the representations, warranties and convents of the Subscriber contained in Section 5, and its express rights set forth in Section 10(d), this Section 10(o) and Section 11 and (b) the Company shall be, after the Closing, an express third-party beneficiary of this Agreement. Except for the foregoing, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

Annex D-18

11. Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Issuer. The Subscriber agrees that neither (i) any Other Subscriber pursuant to the Other Subscription Agreements (including the controlling persons, members, officers, directors, partners, agents, or employees of any such Other Subscriber) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscriber Shares.

12. Several not Joint. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under any Other Subscription Agreement or any other investor under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscriber Shares or enforcing its rights under this Subscription Agreement.

{SIGNATURE PAGES FOLLOW}

Annex D-19

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ISOS ACQUISITION CORPORATION
By:
Name:
Title:

Address for Notice:

Isos Acquisition Corporation
55 Post Road W, Suite 200
Westport, CT 06880
Attention: Winston Meade
Email: wmeade@isoscap.com

Copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Attention: Anson Frelinghuysen
Email: anson.frelinghuysen@hugheshubbard.com

[Signature Page to PIPE Subscription Agreement]

Annex D-20

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:
Signature of Authorized Signatory of Subscriber:
Name of Authorized Signatory:
Title of Authorized Signatory:

Address for Notice to Subscriber:

Attention:
Email:
Facsimile No.:
Telephone No.:

Address for Delivery of Subscriber Shares to Subscriber (if not same as address for notice):

Subscription Amount:	$
Number of Subscriber Shares:
EIN Number:
Jurisdiction of Organization of Subscriber (country and/or state):
Name of Account Nominee (if different than Name of Subscriber):

[Signature Page to PIPE Subscription Agreement]

Annex D-21

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “institutional account” as such term is defined in FINRA Rule 4512(c).

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) (1), (2), (3), (7) or (9) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

_______	(i)

A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_______	(ii)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
_______	(iii)

An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the Commission under the section 203(l) or (m) of the Investment Advisers Act;

_______	(iv)	An insurance company as defined in section 2(13) of the Exchange Act;
_______	(v)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;
_______	(vi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
_______	(vii)

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______	(viii)

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______	(ix)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
_______	(x)

An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

_______	(xi)

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Issuer;

_______	(xii)	an entity in which all of the equity owners are “accredited investors”;
_______	(xiii)	An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities and owning investments in excess of $5,000,000; and/or
_______	(xiv)	The Subscriber does not qualify under any of the investor categories set forth in (i) through (xiii) above.

Annex D-22

2.1	Type of the Subscriber. Indicate the form of entity of the Subscriber:
	☐	Limited Partnership	☐	Corporation
	☐	General Partnership	☐	Revocable Trust
	☐	Other Type of Trust (indicate type):
	☐	Other (indicate form of organization):
Subscriber:
Subscriber Name:

By:
Signatory Name:
Signatory Title:

Annex D-23

Annex E

SUBSCRIPTION AGREEMENT

July 1, 2021

ISOS Acquisition Corporation

55 Post Road W, Suite 200

Westport, CT 06880

Bowlero Corp.

222 W 44th Street

New York, NY 10036

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is entered into this 1st day of July, 2021, by and among ISOS Acquisition Corporation, a Cayman Islands exempted company (including any successor thereto pursuant to the terms of the Transaction Agreement (as defined hereafter), the “Issuer”), and the undersigned (the “Subscriber”).

The Issuer has entered into a Business Combination Agreement dated as of the date hereof (the “Transaction Agreement” and the transactions contemplated thereby, the “Transactions”), by and between the Issuer and Bowlero Corp., a Delaware corporation (the “Company”), pursuant to which, among other things the Company will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

In connection with the Transaction Agreement, the Issuer is seeking commitments to purchase Series A convertible preferred stock of the Issuer, par value $0.0001 per share (the “Preferred Shares”), with the terms set forth in the certificate of designations attached hereto as Exhibit A, for a purchase price of $1,000.00 per share (the “Purchase Price”), in a private placement to be conducted by the Issuer (the “Offering”).

On even date herewith, the Issuer is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other subscribers (the “Other Subscribers”), pursuant to which the Other Subscribers, severally and not jointly, have agreed to purchase in the Offering, effective on the closing date of the Transactions, inclusive of the Preferred Shares to be purchased by the undersigned, an aggregate of 95,000 Preferred Shares, at the Purchase Price. In connection therewith, the undersigned subscriber (“Subscriber”) and the Issuer agree as follows:

1. Subscription. Subscriber hereby subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to issue and sell to Subscriber, such number of Preferred Shares as is set forth on the signature page of this Subscription Agreement (the “Subscriber Preferred Shares” and the Class A Common Shares (as hereafter defined) into which such Subscriber Preferred Shares are convertible, the “Underlying Common Shares”) at the Purchase Price per Subscriber Preferred Share and on the terms provided for herein.

2. Closing; Delivery of the Subscriber Preferred Shares.

(a) The closing of the sale of the Subscriber Preferred Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transactions (the “Transaction Closing”). The Closing shall occur on the date of but immediately prior to the consummation of the Merger (it being understood that the sale of the Subscriber Preferred Shares shall occur immediately after the Domestication).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Issuer shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than two (2) Business Days after delivery of the Closing Notice, the Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Subscriber Preferred Shares to the Subscriber. No later than noon (Eastern time) two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. The Issuer shall deliver to Subscriber (i) at the

Annex E-1

Closing, the Subscriber Preferred Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of the Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Subscriber, as applicable, and (ii) as promptly as reasonably practicable after the Closing, evidence from the Issuer’s transfer agent of the issuance to Subscriber of the Subscriber Preferred Shares (in book entry form) on and as of the Closing Date. In the event that the consummation of the Merger does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Issuer and the Subscriber, the Issuer shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return the Purchase Price so delivered by Subscriber to the Issuer by wire transfer in immediately available funds to the account specified in writing by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 7 herein and subject to the satisfaction of the closing conditions set forth in Section 3 herein, Subscriber shall remain obligated (A) to redeliver funds to the Issuer in escrow following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to the consummation of the Merger. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Subscriber Preferred Shares, the Issuer shall promptly (but not later than three (3) Business Days thereafter) return the Purchase Price to Subscriber without any deduction for or on account of any tax, withholding, charges or set-off.

3. Closing Conditions. In addition to the conditions set forth in Section 2:

(a) General Conditions. The Closing is also subject to the satisfaction or valid waiver in writing by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Common Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Subscription Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Subscription Agreement; and

(iii) all conditions precedent to each party’s obligation to effect the Transactions set forth in the Transaction Agreement, including all necessary approvals of the Issuer’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions that, by their nature, (x) may only be satisfied at the Transaction Closing (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of Preferred Shares pursuant to this Subscription Agreement and the Other Subscription Agreements), but subject to the satisfaction or waiver of such conditions as of the Transaction Closing, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements), and the Merger shall be scheduled to occur immediately following the Closing.

(b) Issuer Conditions. The obligations of the Issuer to consummate the Closing are also subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement as of the Closing Date or as of such specific date, as applicable; and

(ii) the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

Annex E-2

(c) Subscriber Conditions. The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer MAE (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer MAE, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by the Issuer of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date or as of such specific date, as applicable;

(ii) the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;

(iii) no amendment to, or modification or waiver of, the Transaction Agreement (as the same exists on the date hereof as provided to the Subscriber) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement; and

(iv) the Underlying Common Shares shall be approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or the New York Stock Exchange (“NYSE”), as applicable, subject to official notice of issuance; and

(v) the Issuer shall not have entered into any Other Subscription Agreement with a lower purchase price than $1,000 per Preferred Share or other terms (economic or otherwise) substantially more favorable to such Other Subscriber than as set forth in this Subscription Agreement.

4. Issuer Representations and Warranties. The Issuer represents and warrants to the Subscriber that:

(a) Organization and Qualification. Prior to the Domestication, the Issuer is an exempted company limited by shares incorporated under the laws of the Cayman Islands duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, the Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Issuer, constitutes a valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) Issuance. As of the Closing Date, the Subscriber Preferred Shares will be duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Subscriber Preferred Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation (as in effect at such time of issuance), by contract, or under the Delaware General Corporation Law. The Underlying Common Shares issuable upon conversion of the Subscriber Preferred Shares, when issued in accordance with the terms of the Preferred Shares, will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation (as in effect at such time of issuance), by contract, or under the Delaware General Corporation Law.

(d) No Conflicts. The execution, delivery and performance by the Issuer of this Subscription Agreement (including the issuance and sale of the Subscriber Preferred Shares by the Issuer), and the consummation of the transactions contemplated hereby, will not (i) conflict with or result in a material breach or material violation of any

Annex E-3

of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on (A) the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Issuer or the combined company after giving effect to Transactions, (B) the validity of the Subscriber Shares, or (C) the legal authority or ability of the Issuer to timely comply, in all material respects, with its obligations under the Transaction Agreement, this Subscription Agreement or the Other Subscription Agreements, including the issuance and sale of the Subscriber Shares (an “Issuer MAE”), (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer MAE.

(e) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Issuer is not required to obtain any consent, waiver, authorization, approval or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscriber Preferred Shares), other than (i) the filing with the Commission of a registration statement pursuant to Section 8, (ii) the filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 6(c), (iv) any filings or notices required by the NYSE, (v) those required to consummate the Transactions as provided under the Transaction Agreement, (vi) the filing of notification under HSR, if applicable, and (vii) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer MAE.

(f) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of (i) 300,000,000 Class A ordinary shares, par value $0.0001 per share (such Class A ordinary shares, and the Class A common stock into which such shares will be converted in connection with the Domestication, the “Class A Common Shares”), (ii) 20,000,000 Class B ordinary shares, par value of $0.0001 per share (such Class B ordinary shares, and the Class B common stock into which such shares will be converted in connection with the Domestication “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”), and (iii) 1,000,000 preferred shares, par value $0.0001 per share. As of the date of this Subscription Agreement, (A) 25,483,700 Class A ordinary shares are issued and outstanding, (B) 6,370,925 Class B ordinary shares are issued and outstanding, (C) 8,494,566 redeemable public warrants to purchase Class A ordinary shares are issued and outstanding, (D) 5,397,828 private placement warrants to purchase Class A ordinary shares are issued and outstanding, and (E) no preferred shares are issued or outstanding. All (1) issued and outstanding Class A Common Shares and Class B Common Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Preferred Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Issuer has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Preferred Shares or any Preferred Shares issued pursuant to the Other Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(g) Registration of Common Stock. As of the date of this Agreement, the issued and outstanding Class A Common Shares of the Issuer are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the NYSE under the symbol “ISOS.” Following the Domestication, the Class A Common Shares are expected to be registered under the Exchange Act. There is no suit,

Annex E-4

action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Class A Common Shares or prohibit or terminate the listing of the Class A Common Shares on the NYSE.

(h) Regulatory Actions. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, an Issuer MAE, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer.

(i) Compliance. The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer MAE. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer MAE. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, an Issuer MAE.

(j) Broker Fees. The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to the Placement Agents (as defined below), the Issuer is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Preferred Shares in the Offering.

(k) SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxies, registration statements and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Issuer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Issuer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Except for the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, the Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its initial registration of the Class A Common Shares with the Commission. A copy of each SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. Notwithstanding anything in this Subscription Agreement to the contrary, no representation or warranty is made as to the accounting treatment of the Issuer’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to internal control over financial reporting or disclosure controls and procedures). Furthermore, Subscriber acknowledges and agrees that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) the Issuer continues to review the Statement and its implications, including on the financial statements and other information included in its SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports or any statements or information included therein in connection with such a review of the Statement or any subsequent related agreements or other guidance from the Staff of the SEC related thereto shall be deemed not to be material for purposes of this Subscription Agreement.

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(l) Investment Company. The Issuer is not, and immediately after receipt of payment for the Preferred Shares being sold in the Offering, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Private Placement. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Subscriber Preferred Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Subscriber Preferred Shares under the Securities Act. The Subscriber Preferred Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(n) No Side Letters. Other than the Other Subscription Agreements and the Transaction Agreement, the Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber in connection with such Other Subscriber’s investment in the Issuer through the Offering, except for side letters required to comply with an Other Subscriber’s policies and procedures, or rules and regulations applicable to the Other Subscriber. No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement to include any such terms and conditions. The Issuer has not entered into any side letter with any Public Stockholder in connection with their ownership of Class A Common Shares purchased in connection with the Issuer’s initial public offering pursuant to which such Public Stockholder has been granted redemption rights not granted to all Public Stockholders.

(o) No Bankruptcy. Neither the Issuer nor any of its subsidiaries, if any, has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary (if any), have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(p) Anti-Money Laundering Laws. The operations of the Issuer and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Issuer or any of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(q) Sanctions. Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of its subsidiaries is an individual or entity (a “Person”) that is, or is owned or controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the United States government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specifically designated national” or “blocked person”, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”). Since the Issuer’s inception, the Issuer and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

5. Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to the Issuer that:

(a) Subscriber Status. At the time the Subscriber was offered the Subscriber Preferred Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act) (an “Accredited Investor”) or a Qualified Institutional Buyer (as defined in 144A of the Securities Act) (a “QIB”), as indicated in the questionnaire attached as Exhibit B hereto (an “Investor Questionnaire”),

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(ii) an “institutional account”, as defined in FINRA Rule 4512(c) (an “Institutional Account”), (iii) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the Transactions and (iv) acquiring the Subscriber Preferred Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Subscriber Preferred Shares.

(b) Nature of Investment. The Subscriber understands that the Subscriber Preferred Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscriber Preferred Shares delivered at the Closing have not been registered under the Securities Act. The Subscriber understands that the Subscriber Preferred Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Subscriber Preferred Shares delivered at the Closing shall contain a legend or restrictive notation to such effect, and as a result of such restrictions, the Subscriber may not be able to readily resell the Subscriber Preferred Shares and may be required to bear the financial risk of an investment in the Subscriber Preferred Shares for an indefinite period of time. The Subscriber acknowledges that the Subscriber Preferred Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscriber Preferred Shares.

(c) Authorization and Enforcement. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound which would reasonably be expected to have an adverse effect on the legal authority of the Subscriber to enter into and perform its obligations under this Subscription Agreement, and will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(d) Other Representations. The Subscriber understands and agrees that the Subscriber is purchasing the Subscriber Preferred Shares directly from the Issuer. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by or on behalf of the Issuer, the Company, the Placement Agents, or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements made by the Issuer in this Subscription Agreement) or by implication, other than the representations, warranties, covenants and agreements herein.

(e) Tax Treatment. The Subscriber’s acquisition and holding of the Subscriber Preferred Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) Receipt of Disclosure. The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscriber Preferred Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the following items

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(collectively, the “Disclosure Documents”): (i) the final prospectus of the Issuer, dated as of March 4, 2021 and filed with the Commission (File No. 333-252283) on March 4, 2021 (the “SPAC Prospectus”), (ii) each filing made by the Issuer with the Commission following the filing of the SPAC Prospectus through the date of this Subscription Agreement, (iii) the Transaction Agreement, a copy of which will be filed by the Issuer with the Commission and (iv) the investor presentation by the Issuer and the Company, a copy of which will be furnished by the Issuer to the Commission. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Issuer’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscriber Preferred Shares.

(g) No General Solicitation. The Subscriber became aware of this Offering of the Subscriber Preferred Shares solely by means of direct contact between the Subscriber and the Issuer, the Company, a Placement Agent or a representative of any of the foregoing, and the Subscriber Preferred Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Issuer, the Company, a Placement Agent or a representative of any of the foregoing. The Subscriber acknowledges that the Issuer represents and warrants that the Subscriber Preferred Shares (i) were not offered to the Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Investment Risks. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscriber Preferred Shares, including risks similar to those set forth in the Disclosure Documents and in the Issuer’s filings with the Commission. The Subscriber is a sophisticated institutional investor and is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscriber Preferred Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscriber Preferred Shares and determined that the Subscriber Preferred Shares are a fit, proper and suitable investment for the Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscriber Preferred Shares. The Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Issuer. The Subscriber acknowledges specifically that a possibility of total loss exists.

(i) Compliance. The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Subscriber Preferred Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Issuer’s reports, schedules, forms, statements and other documents required to be filed by the Issuer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

(j) OFAC/Patriot Act. The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Subscriber Preferred Shares were legally derived.

(k) No Reliance on Any Placement Agent. In making its decision to purchase the Subscriber Preferred Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber, the investor presentation provided to Subscriber and the representations and warranties of the Issuer set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information

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provided by J.P. Morgan Securities LLC (“JPM”) or LionTree Advisors LLC (“LionTree” and together with JPM, the “Placement Agents”) concerning the Issuer, the Company, or the Subscriber Preferred Shares, or the offer and sale of the Subscriber Preferred Shares. No disclosure or offering document has been provided by any Placement Agent in connection with the offer and sale of the Subscriber Preferred Shares. The Placement Agents and each of its respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, the Company or the Subscriber Preferred Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer. In connection with the issue and purchase of the Subscriber Preferred Shares, no Placement Agent has made any recommendations regarding an investment in the Issuer or the Subscriber Preferred Shares. The Subscriber agrees and acknowledges that the Placement Agents are acting as the Issuer’s placement agents in connection with the transactions contemplated by this Subscription Agreement and has not acted as the Subscriber’s financial advisor or fiduciary.

(l) Due Diligence. The Subscriber has (i) received, reviewed and understood the offering materials made available to it in connection with the Transactions, (ii) had the opportunity to ask questions of and receive answers from the Issuer directly and (iii) conducted and completed its own independent due diligence with respect to the Transactions. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Placement Agents, the Subscriber has independently made its own analysis and decision to enter into the Transactions. Except for the representations, warranties and agreements of the Issuer expressly set forth in this Agreement, the Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

(m) Sufficient Funds. The Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2(b) on the date the Purchase Price would be required to be funded pursuant to Section 2(b).

(n) Placement Agent. The Subscriber acknowledges and agrees that (a) each of JPM and LionTree is acting solely as the Issuer’s placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Subscriber, the Issuer or any other person or entity in connection with the Transactions, (b) each of JPM and LionTree has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transactions, (c) each of JPM and LionTree will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Issuer or the Transactions, and (d) each of JPM and LionTree shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Issuer or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transactions.

(o) JPM as Advisor to Company and Issuer. The Subscriber (for itself and for each account for which it is acquiring the Subscriber Preferred Shares) acknowledges that it is aware that JPM is acting (i) as one of the Issuer’s placement agents, (ii) as financial advisor to the Company in connection with the Merger and (iii) as capital markets advisor to the Issuer in connection with this Offering.

The Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Issuer.

6. Additional Covenants

(a) Transfer Restrictions.

The Subscriber Preferred Shares (and the Underlying Common Shares) may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws. The Issuer shall use commercially reasonable efforts to cause the removal of all restrictive legends from all Preferred Shares upon the receipt of a representation by the holder that the Preferred Shares are being sold pursuant in compliance with federal and state securities laws without the necessity of the holder to produce a separate third party legal opinion.

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Additionally, the Issuer shall use commercially reasonable efforts to cause the removal of all restrictive legends from all Underlying Common Shares once the Underlying Common Shares are registered under the Registration Statement upon the receipt of a representation by the holder that it will only sell such shares pursuant to (i) the Registration Statement or another an effective resale registration statement covering the holder’s resale of the Underlying Common Shares, which includes a prospectus that is current, and in the manner contemplated by such registration statement, including the “Plan of Distribution” contained therein, and that the holder will not sell such Underlying Common Shares pursuant to such registration statement if it has received oral or written notice from the Company that use of the prospectus is suspended or that the prospectus otherwise may not be used for transfers of the Shares or (ii) the requirements of Rule 144 under the Securities Act or otherwise in accordance with the Securities Act.

(i) The Issuer acknowledges and agrees that the Subscriber may from time to time after the Closing pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Subscriber Preferred Shares (or the Underlying Common Shares) to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Subscriber may transfer pledged or secured Subscriber Preferred Shares (or, following conversion, Underlying Common Shares) to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Issuer and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith; further, no notice shall be required of such pledge; provided that the Subscriber and its pledgee shall be required to comply with other provisions of this Section 6 in order to effect a sale, transfer or assignment of Subscriber Preferred Shares (or Underlying Common Shares) to such pledgee. At the Subscriber’s expense, the Issuer will execute and deliver such reasonable documentation as a pledgee or secured party of the Subscriber Preferred Shares may reasonably request in connection with a pledge or transfer of the Subscriber Preferred Shares (or Underlying Common Shares).

(ii) The Subscriber agrees to the imprinting, so long as is required by this Section 6(a), of a legend on any of the Subscriber Preferred Shares (and any Underlying Common Shares) in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE FEDERAL, STATE AND FOREIGN SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(iii) Subject to Section 6(a) hereof, the Subscriber agrees with the Issuer that the Subscriber will only sell Subscriber Preferred Shares (and any Underlying Common Shares) pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that, if Subscriber Preferred Shares (or Underlying Common Shares) are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from instruments representing Subscriber Preferred Shares (or Underlying Common Shares) as set forth in this Section 6 is predicated upon the Issuer’s reliance upon this understanding.

(b) Furnishing of Information; Public Information. Until the second (2nd) anniversary of the Closing Date, the Issuer covenants to maintain the registration of the Common Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Issuer after the effective date of registration of the Common Shares pursuant to the Exchange Act.

(c) Public Disclosure. The Issuer shall (a) by 9:30 a.m. ET on the first Business Day following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby (“Disclosure Time”), and (b) file a Current Report on Form 8-K, including the Transaction Agreement and the investor presentation provided to Subscriber, or the material non-public information contained therein, as exhibits

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thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Issuer represents to the Subscriber that it shall have publicly disclosed all material, non-public information delivered to the Subscriber by or on behalf of the Issuer, the Company or any of their respective officers, directors, employees or agents (including the Placement Agents) in connection with the transactions contemplated by this Subscription Agreement. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Issuer (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, neither the Issuer nor the Subscriber shall publicly disclose the name of any other party to this Agreement, or include the name of any other party in any filing with the Commission, any regulatory agency the NYSE or Nasdaq, as applicable, without the prior written consent of the party being disclosed, except to the extent such disclosure is required by applicable law, Commission, the NYSE or Nasdaq, as applicable, regulations or at the request of any governmental or regulatory agency or as required by legal process, in which case (to the extent legally permissible) written notice of such disclosure permitted under this clause shall be made to the other party prior to or as soon as reasonably practicable following such disclosure.

(d) Non-Public Information. Following the Disclosure Time or otherwise as required by applicable law, the Issuer covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Subscriber with any information that constitutes material non-public information, unless prior thereto the Subscriber shall have consented in writing to the receipt of such information and agreed with the Issuer, as applicable, to keep such information confidential. The Issuer each understands and confirms that the Subscriber shall be relying on the foregoing covenant in effecting transactions in securities of the Issuer; provided, that each Subscriber shall be solely responsible for its compliance with federal, state and foreign securities laws.

(e) Other Subscription Agreements. No Other Subscription Agreements will be amended in any material respect following the date of this Subscription Agreement, and each Other Subscription Agreement will reflect the same Purchase Price per Preferred Share and terms that are not materially more favorable to such Other Subscriber thereunder than the terms of this Subscription Agreement.

(f) Certain Transactions and Confidentiality. The Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of the Issuer’s securities during the period that commenced at the time that the Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c). The Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by the Issuer pursuant to the initial press release as described in Section 6(c), the Subscriber will maintain the confidentiality of the existence and terms of the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, the Issuer expressly acknowledges and agrees that (i) the Subscriber makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Issuer after the time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c), and (ii) the Subscriber shall not be restricted or prohibited from effecting any transactions in any securities of the Issuer in accordance with applicable securities laws from and after the time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 6(c). Notwithstanding the foregoing, (i) in the case that the Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets, this Section 6(f) shall only apply with respect to the portfolio manager that made the investment decision to purchase the Preferred Shares covered by this Subscription Agreement and any other portfolio manager that has direct knowledge of this investment and (ii) the representations set forth in this Section 6(f) shall not apply to any other entity, affiliate or client under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the Transactions (including the Subscriber’s controlled affiliates and/or affiliates).

(g) Information Undertaking. The Issuer may request from the Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Subscriber Preferred Shares, and the Subscriber shall provide such information to the Issuer upon such request, and provided that the Issuer agrees to keep confidential any such information provided by the Subscriber.

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(h) No Short Sales. The Subscriber hereby agrees that, from the date of this Agreement until the Closing Date, neither Subscriber nor any person or entity acting on behalf of Subscriber or pursuant to any understanding with Subscriber will engage in any Short Sales with respect to securities of the Issuer. For purposes of this Section 6(h), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscriber Preferred Shares.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms (without amendment thereto); c) the event that any conditions contained in Section 3 herein are not satisfied or waived on or prior to the Closing and, as a result thereof, the Subscription and the other transactions contemplated by this Subscription Agreement are not or will not be consummated at the Closing; or (d) written notice by the Issuer to the Subscriber, or the Subscriber to the Issuer, to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to the “Agreement End Date” as defined in the Transaction Agreement, as it may be amended pursuant to the Transaction Agreement; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and (ii) each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement and the provisions of this Section 7 and Sections 9 and 10 will survive any termination of this Subscription Agreement and continue indefinitely.

8. Registration Rights.

(a) The Issuer agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense), a registration statement registering the resale of the Underlying Common Shares (the initial registration statement and any other registration statement that may be filed by the Issuer under this Section 8, the “Registration Statement”), and the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Transaction Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided that if such day falls on a Saturday, Sunday or other day that the Commission is closed, the Effectiveness Date shall be extended to the next Business Day on which the Commission is open for business. The Issuer agrees that the Issuer will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two (2) years from the issuance of the Subscriber Preferred Shares, (ii) the date on which the Subscriber ceases to hold the Subscriber Preferred Shares (or the Underlying Common Shares), the applicable Underlying Common Shares of which are covered by such Registration Statement, or (iii) the first date on which the Subscriber can sell all of its Subscriber Preferred Shares (or Underlying Common Shares) under Rule 144 of the Securities Act without restriction, including without limitation, any volume or manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Issuer’s obligations to include the Underlying Common Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the Underlying Common Shares as shall be reasonably requested by the Issuer to effect the registration of the Underlying Common Shares (including disclosure of its beneficial ownership of the

Annex E-12

Subscriber Preferred Shares or the Underlying Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act), and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscriber Preferred Shares or the Underlying Common Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or for the Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth in this Section 8. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have an opportunity to withdraw from the Registration Statement, in which case the Issuer’s obligation to register the Underlying Common Shares will be deemed satisfied, or (ii) be included as such in the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the Common Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of Common Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Common Shares which is equal to the maximum number of Common Shares as is permitted by the Commission. In such event, the number of Common Shares to be registered for each selling stockholder named in the Registration Statement (including the number of Underlying Common Shares to be registered for the Subscriber) shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Common Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional Common Shares (including the applicable Underlying Common Shares) and cause such amendment or Registration Statement to become effective as promptly as practicable. For purposes of this Section 8, “Common Shares” and “Underlying Common Shares” shall mean, as of any date of determination, the Common Shares or Underlying Common Shares, as applicable, and any other equity security of the Issuer issued or issuable with respect to such Common Shares or Underlying Common Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii) advise Subscriber within three (3) Business Days:

(A) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(B) when any amendment requested in (A) above has been filed with the Commission and when such amendment thereto has become effective,

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Underlying Common Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Underlying Common Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Underlying Common Shares to be listed on each securities exchange or market, if any, on which the Class A Common Shares have been listed; and

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Underlying Common Shares contemplated hereby.

(c) The Issuer may delay filing or suspend the use of any such registration statement (x) if it determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year, or (z) if the Issuer’s Board of Directors, upon advice of legal counsel, reasonably believes that such filing or use would materially affect a bona fide business or financing transaction of the Issuer or any of its subsidiaries, or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay filing or suspend use of any registration statement on more than two occasions or for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case in any 12-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (i) immediately discontinue offers and sales of the Underlying Common Shares under the Registration Statement until the Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Issuer that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by applicable law. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion, destroy all copies of the prospectus covering the Underlying Common Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Underlying Common Shares shall not apply to (i) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up. In addition to the removal of restrictive legends at the Subscriber’s request contemplated by Section 6(a)(iv), during any periods that a Registration Statement registering the resale of the Underlying Common Shares is effective, the Issuer shall, at its expense, cause the Issuer’s transfer agent to remove any restrictive legends on any Underlying Common Shares sold by the Subscriber within two (2) Business Days of the date that (i) such Underlying Common Shares are sold, (ii) the Subscriber notifies the Issuer of such sale and (iii) the Subscriber provides the Issuer with any customary representations in connection therewith. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Underlying Common Shares without any such legend.

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(d) From and after the Closing, the Issuer shall indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), and the officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents of the Subscriber, and each person, if any, who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (the Subscriber and each of the foregoing, a “Subscriber Indemnified Party”), from and against any losses, judgments, claims, damages, liabilities or reasonable costs or expenses (including reasonable attorneys’ fees) (collectively, “Losses”), that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 8, except to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Closing, the Subscriber shall, severally and not jointly with any Other Subscriber, indemnify, defend and hold harmless the Issuer, and the officers, employees, affiliates, directors, partners, members, managers, attorneys and agents of the Issuer, and each person, if any, who controls the Issuer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any Losses, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Underlying Common Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, the Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

(f) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 8 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 8(f) shall be individual, not joint, and in no event shall the liability of the Subscriber under this Section 8(f) be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Underlying Common Shares giving rise to such indemnification obligation.

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(g) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(h) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscriber Preferred Shares (or Underlying Common Shares) purchased pursuant to this Subscription Agreement.

9. Trust Account Waiver. The Subscriber hereby represents and warrants that it has had the opportunity to read the SPAC Prospectus and understands that the Issuer has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Issuer’s public stockholders (including overallotment shares acquired by the Issuer’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the SPAC Prospectus, the Issuer may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Class A Common Shares in connection with the consummation of the Issuer’s initial business combination (as such term is used in the SPAC Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Issuer fails to consummate a Business Combination within 24 months after the closing of the IPO (as may be extended), (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Issuer after or concurrently with the consummation of a Business Combination. For and in consideration of the Issuer entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that notwithstanding anything to the contrary contained in this Subscription Agreement, Subscriber does not now and shall not at any time hereafter have, and waives any and all right, title and interest, or any claims of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Preferred Shares (or any Underlying Common Shares), in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to Public Stockholders (“Public Distributions”), and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account or Public Distributions as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Preferred Shares (or the Common Shares into which such Subscriber Preferred Shares are convertible), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Subscriber commences any action or proceeding based upon, in connection with, as a result of or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscriber Preferred Shares (or the Common Shares into which such Subscriber Preferred Shares are convertible), which proceeding seeks, in whole or in part, monetary relief against the Issuer or its Representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s sole remedy shall be against funds held outside of the Trust Account (other than Public Distributions) and that such claim shall not permit the Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 9 to the contrary, nothing herein shall be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Class A Common Shares by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Issuer. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives.

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10. Miscellaneous.

(a) Transferability. Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Subscriber Preferred Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Issuer, and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the Closing the Subscriber may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Subscriber, or to any fund or account managed by the same investment manager as Subscriber, that is an Accredited Investor or a QIB and is also an Institutional Account, so long as the Subscriber provides the Issuer with at least three (3) Business Days’ prior written notice of such assignment and a completed Investor Questionnaire duly executed by such assignee; provided, further that (i) such assignee will be deemed to have made to the Issuer each of the representations, warranties and covenants of the Subscriber set forth in Section 5 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Subscriber will relieve the Subscriber of its obligations under this Subscription Agreement, and the Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.

(b) Reliance. The Subscriber acknowledges that the Issuer, the Placement Agents and the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement, provided, however, that the Closing may only be enforced against the Subscriber by the Issuer. Prior to the Closing, the Subscriber agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect and which would cause any of the conditions to Closing in Sections 3(a) or 3(b) to not be satisfied. The Issuer is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Issuer contained in this Subscription Agreement. Prior to the Closing, the Issuer agrees that it will promptly notify the Subscriber if any of its acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect and which would cause any of the conditions to Closing in Sections 3(a) or 3(c) to not be satisfied. The Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Survival. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(d) Amendments and Waivers. This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought. Section 4, Section 5 this Section 10(d), Section 10(o) and Section 11 may not be amended, modified, terminated or waived in any manner that is material and adverse to a Placement Agent without the written consent of such Placement Agent.

(e) Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the or the Issuer and the Subscriber in connection with the Offering).

(f) Successors and Assigns. This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(g) Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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(h) Counterparts. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile, electronic mail or in .pdf (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including an injunction or injunctions, to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Each party hereto further agrees that none of the parties hereto or the Placement Agent or the Company shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10(i), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(j) GOVERNING LAW AND JURY TRIAL. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if there is no federal jurisdiction, in the state courts sitting in New York County in the State of New York (the “Chosen Court”) for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. To the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Subscriber hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(l) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the addresses set forth on the applicable signature pages hereto.

(m) Headings and Certain Defined Terms. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement, and references to any Section or Subsection shall refer to the numbered and lettered

Annex E-18

Sections and Subsections of this Agreement. As used in this Subscription Agreement, the term: (x) “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Issuer will include the Issuer’s sponsor, ISOS Acquisition Sponsor LLC.

(n) Further Assurances. At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

(o) Third Party Beneficiaries. The parties hereto agree that (a) the Placement Agents are express third-party beneficiary of the representations, warranties and covenants of the Issuer contained in Section 4 and the representations, warranties and convents of the Subscriber contained in Section 5, and its express rights set forth in Section 10(d), this Section 10(o) and Section 11 and (b) the Company shall be, after the Closing, an express third-party beneficiary of this Agreement. Except for the foregoing, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

11. Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Issuer. The Subscriber agrees that neither (i) any Other Subscriber pursuant to the Other Subscription Agreements (including the controlling persons, members, officers, directors, partners, agents, or employees of any such Other Subscriber) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscriber Preferred Shares.

12. Several not Joint. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under any Other Subscription Agreement or any other investor under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscriber Preferred Shares or enforcing its rights under this Subscription Agreement.

{SIGNATURE PAGES FOLLOW}

Annex E-19

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ISOS ACQUISITION CORPORATION

By:
Name:
Title:

Address for Notice:

Isos Acquisition Corporation
55 Post Road W, Suite 200
Westport, CT 06880

Attention: Winston Meade

Email: wmeade@isoscap.com

Copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Attention: Anson Frelinghuysen

Email: anson.frelinghuysen@hugheshubbard.com

[Signature Page to Convertible Preferred PIPE Subscription Agreement]

Annex E-20

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:

Signature of Authorized Signatory of Subscriber:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Subscriber:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Subscriber Preferred Shares to Subscriber (if not same as address for notice):

Subscription Amount:	$

Number of Subscriber Preferred Shares:

EIN Number:
Jurisdiction of Organization of Subscriber (country and/or state):

Name of Account Nominee (if different than Name of Subscriber):

[Signature Page to Convertible Preferred PIPE Subscription Agreement]

Annex E-21

Exhibit A

Certificate of Designations

[See attached]

Annex E-22

Exhibit B

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit B shall have the meanings given in the Subscription Agreement to which this Exhibit B is attached.

The undersigned represents and warrants that the undersigned is an “institutional account” as such term is defined in FINRA Rule 4512(c).

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) (1), (2), (3), (7) or (9) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

_______   (i)       A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_______   (ii)      A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

_______   (iii)     An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the Commission under the section 203(l) or (m) of the Investment Advisers Act;

_______   (iv)     An insurance company as defined in section 2(13) of the Exchange Act;

_______   (v)      An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

_______   (vi)     A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______   (vii)    A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______   (viii)   An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______   (ix)     A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______   (x)      An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

_______   (xi)     A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Issuer;

_______   (xii)    an entity in which all of the equity owners are “accredited investors”;

_______   (xiii)   An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities and owning investments in excess of $5,000,000; and/or

_______   (xiv)   The Subscriber does not qualify under any of the investor categories set forth in (i) through (xiii) above.

Annex E-23

2.1            Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Limited Partnership ☐	Corporation
☐	General Partnership ☐	Revocable Trust
☐	Other Type of Trust (indicate type):
☐	Other (indicate form of organization):
Subscriber:
Subscriber Name _____________________
By ________________________________
Signatory Name:
Signatory Title:

Annex E-24

Annex F

AMENDED AND RESTATED FORWARD PURCHASE CONTRACT

This Amended and Restated Forward Purchase Contract (this “Agreement”) is entered into as of July 1, 2021, among Isos Acquisition Corporation, a Cayman Islands exempted company (the “Company”), and each of the undersigned subscribers (each individually, a “Subscriber” or “you”).

RECITALS

WHEREAS, the Company and each of the Subscribers is party to a Forward Purchase Contract dated March 2, 2021 (the “Existing FPC”);

WHEREAS, pursuant to the Existing FPC, certain of the Subscribers (the “Original Subscribers”) agreed to purchase Units of the Company in an aggregate amount equal to Twenty-Five Percent (25%) of the Units sold in the Company’s IPO (subject to the terms and conditions set forth in the Existing FPC and allocated to the Original Subscribers as described in the Existing FPC);

WHEREAS, the Subscribers and the Company wish to amend and restate the Existing FPC in its entirety to, among things, provide for the purchase of additional Units from the Company by new Subscribers (the “New Subscribers”) on the terms and subject to the conditions set forth herein;

NOW THEREFORE, in consideration of the premises, representations, warranties and mutual covenants contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1. Certain Definitions. As used herein, the following terms shall have the following meanings:

1.1. “Business Combination” means the Company’s proposed initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

1.2. “Business Combination Agreement” means the Business Combination Agreement, dated as of July 1, 2021, by and between the Company and Bowlero Corp., a Delaware corporation (the “Target”), as it may be amended or supplemented from time to time.

1.3. “Class A Common Stock” or “Shares” means shares of Class A common stock of the Company, par value $0.0001 per share;

1.4. “Commission” means the Securities and Exchange Commission;

1.5. “IPO” means the Company’s initial public offering of Units which closed on March 5, 2021;

1.6. “Net Redemptions” means an amount equal to (i) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Class A Common Stock pursuant to the Offer (as defined in the Business Combination Agreement), minus, to the extent applicable (ii) the aggregate amount of proceeds from Additional PIPEs actually received by Acquiror prior to or substantially concurrently with the closing of the transactions contemplated by the Business Combination Agreement (but in no event less than zero).

1.7. “NYSE” means the New York Stock Exchange;

1.8. “Securities” means the Units and the securities underlying the Units and, in respect of a Subscriber, the Securities purchased by such Subscriber hereunder;

1.9. “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.10. “SPAC Prospectus” means the final prospectus of the Company dated as of March 2, 2021, filed with the Commission (File No. 333-252283) on March 4, 2021;

1.11. “Sponsor” means Isos Acquisition Sponsor LLC, a Delaware limited liability company, and sponsor of the Company;

Annex F-1

1.12. “Units” means units of the Company comprised of one Share and one-third of one Warrant; and

1.13. “Warrants” means warrants of the Company, each of which is exercisable to purchase one Share at an exercise price of $11.50 per Share during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO, and (ii) thirty (30) days following the consummation of the Company’s Business Combination, and expiring on the five year anniversary of the consummation of the Business Combination.

2. Purchase of the Securities.

2.1. Subject to the terms and conditions of this Agreement, the Company agrees to sell the number of Units to each Subscriber set forth opposite its name under the heading “Total Units” on Schedule I, and each Subscriber hereby agrees to purchase the number of Units from the Company set forth opposite its name under the heading “Total Units” on Schedule I, in a private placement at a purchase price of $10.00 per Unit. The Subscribers obligations hereunder are several and not joint obligations and no Subscriber shall have any liability to any person for the performance or non-performance of any obligation by any other Subscriber hereunder.

2.2. The Warrants included in the Units to be purchased pursuant hereto shall, so long as such Warrants are held by the Subscribers, be identical to the private placement warrants purchased by the Sponsor in a private placement concurrent with the IPO (that is, the Warrants will not be redeemable and will be exercisable on a cashless basis).

2.3. The parties hereby agree and acknowledge that, at the closing of the Business Combination, the Company may deliver to each Subscriber the number of Shares and Warrants that would have been included in the Units to be purchased by such Subscriber pursuant hereto, in lieu of delivering such Units.

3. Representations, Warranties and Agreements.

3.1. Subscriber’s Representations, Warranties and Agreements. To induce the Company to issue the Securities to the Subscribers, each Subscriber hereby represents and warrants to the Company and agrees with the Company as follows with respect to itself only and not any other Subscriber:

3.1.1 No Government Recommendation or Approval. Such Subscriber understands that no federal or state agency has passed upon or made any recommendation or endorsement of the offering of the Securities.

3.1.2 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Subscriber of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) the formation and governing documents of such Subscriber, (ii) any agreement, indenture or instrument to which such Subscriber is a party, (iii) any law, statute, rule or regulation to which such Subscriber is subject, or (iv) any agreement, order, judgment or decree to which such Subscriber is subject.

3.1.3 Organization and Authority. Such Subscriber possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement. Upon execution and delivery by such Subscriber, this Agreement is a legal, valid and binding agreement of such Subscriber, enforceable against such Subscriber in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.1.4 Experience, Financial Capability and Suitability. Such Subscriber is: (i) sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Securities and protect its own interests and (ii) able to bear the economic risk of its investment in the Securities for an indefinite period of time because the Securities have not been registered under the Securities Act and therefore cannot be sold by such Subscriber unless subsequently registered under the Securities Act or an exemption from such registration is available. Such Subscriber is able to afford a complete loss of its investment in the Securities.

3.1.5 Access to Information; Independent Investigation. Prior to the execution of this Agreement, such Subscriber has had the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained. In determining whether to make this investment, such Subscriber has relied solely on its own knowledge and understanding of the Company and its business based upon its own due diligence investigation and the information furnished pursuant to this paragraph. Such Subscriber understands that no person has been authorized to give

Annex F-2

any information or to make any representations which were not furnished pursuant to this Agreement and such Subscriber has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or its prospects.

3.1.6 Regulation D Offering. Such Subscriber represents that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act and acknowledges the sale contemplated hereby is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal or state law.

3.1.7 Investment Purposes. Such Subscriber is purchasing the Securities solely for investment purposes and not with a view towards the further distribution thereof. The Subscriber did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 under the Securities Act.

3.1.8 Restrictions on Transfer; Shell Company. Such Subscriber understands the Securities are being offered in a transaction not involving a public offering within the meaning of the Securities Act. Such Subscriber understands the Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and such Subscriber understands that any certificates representing the Securities will contain a legend in respect of such restrictions. If in the future such Subscriber decides to offer, resell, pledge or otherwise transfer the Securities, such securities may be offered, resold, pledged or otherwise transferred only pursuant to: (i) registration under the Securities Act, or (ii) an available exemption from registration. Such Subscriber agrees that if any transfer of its Securities or any interest therein is proposed to be made, as a condition precedent to any such transfer, such Subscriber may be required to deliver to the Company an opinion of counsel satisfactory to the Company with respect to compliance with the foregoing sentence. Absent registration or an exemption, such Subscriber agrees not to resell the Securities. Such Subscriber further acknowledges that because the Company is a shell company, Rule 144 may not be available to such Subscriber for the resale of the Securities until one (1) year following consummation of the Business Combination, despite technical compliance with the requirements of Rule 144.

3.1.9 No Governmental Consents. No governmental, administrative or other third party consents or approvals are required, necessary or appropriate on the part of such Subscriber in connection with the transactions contemplated by this Agreement.

3.1.10 Sufficient Funds. Such Subscriber will have sufficient immediately available funds at the Closing to pay the purchase price for the number of Units set forth opposite its name under the heading “Total Units” on Schedule I.

3.2. Company’s Representations, Warranties and Agreements. To induce the Subscribers to purchase the Securities, the Company hereby represents and warrants to each Subscriber and agrees with each Subscriber as follows:

3.2.1 Organization and Corporate Power. The Company is a Cayman Islands exempted company (and following the Domestication (as defined in the Business Combination Agreement), the Company will be a Delaware corporation). The Company possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement. Upon execution and delivery by the Company of this Agreement, the Agreement will constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2.2 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) the Memorandum & Articles of Association of the Company (the “Charter”), (ii) any agreement, indenture or instrument to which the Company is a party or (iii) any law, statute, rule or regulation to which the Company is subject, or (iv) any agreement, order, judgment or decree to which the Company is subject.

3.2.3 Title to Securities. Upon issuance in accordance with, and payment pursuant to, the terms hereof, the Securities will be duly and validly issued, fully paid and non-assessable. Upon issuance in accordance with, and payment pursuant to, the terms hereof each Subscriber will have or receive good title to the Securities, free and clear of all liens, claims and encumbrances of any kind, other than (a) transfer restrictions under federal and state securities laws, and (b) liens, claims or encumbrances imposed due to the actions of the Subscriber.

Annex F-3

3.2.4 No Adverse Actions. There are no actions, suits, investigations or proceedings pending, threatened against or affecting the Company which: (i) seek to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or (ii) question the validity or legality of any transactions or seeks to recover damages or to obtain other relief in connection with any transactions.

3.2.5 No Governmental Consents. No governmental, administrative or other third party consents or approvals are required, necessary or appropriate on the part of the Company in connection with the transactions contemplated by this Agreement, other than (i) the filing of a Form D with the Commission and such state Blue Sky, FINRA and consents and approvals of the NYSE as may be required, (ii) the filing with the Commission of the Registration Statement, (iii) the filings required by applicable state or federal securities laws, (iv) those required to consummate the transactions contemplated by the Business Combination Agreement as provided under the Business Combination Agreement, (v) the filing of notification under HSR Act (as defined in the Business Combination Agreement), if applicable, and (vi) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Business Combination Agreement).

3.2.6 No General Solicitation. No form of general solicitation or general advertising within the meaning of Regulation D of the Securities Act (including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising) was used by the Company or any of its representatives in connection with the offer and sale of the Securities.

3.2.7 No Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith, in each case, for which any Subscriber could become liable.

3.2.8 Arms-Length. The purchase and sale of the Securities contemplated by this Agreement is an arms-length transaction between the Subscribers and the Company.

3.2.9 PIPE Investments. The Company has entered into subscription agreements (the “PIPE Subscription Agreements”), pursuant to which the subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of Class A Common Stock for an aggregate purchase price equal to $150.0 million. As of the date hereof, each of the PIPE Subscription Agreements is in full force and effect and is legal, valid and binding upon the Company and, to the knowledge of the Company, the subscribers party thereto, enforceable in accordance with it terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. As of the date hereof, none of the PIPE Subscription Agreements have been withdrawn, terminated, amended or modified, and, to the knowledge of the Company, no such withdrawal, termination, amendment or modification is contemplated, and the commitments contained in the PIPE Subscription Agreements have not been withdrawn, terminated or rescinded by the subscribers party thereto in any respect.

3.2.10 Preferred Investment. The Company has entered into subscription agreements (the “Preferred Subscription Agreements”), pursuant to which subscribers party thereto have committed, subject to the terms and conditions therein, to purchase Series A convertible preferred shares of the Company for an aggregate purchase price equal to $95.0 million. As of the date hereof, each of Preferred Subscription Agreements is in full force and effect and is legal, valid and binding upon the Company and, to the knowledge of the Company, the subscribers party thereto, enforceable in accordance with it terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. As of the date hereof, none of the Preferred Subscription Agreements has been withdrawn, terminated, amended or modified, and, to the knowledge of the Company, no such withdrawal, termination, amendment or modification is contemplated, and the commitments contained in the Preferred Subscription Agreements have not been withdrawn, terminated or rescinded by the subscriber party thereto in any respect.

4. Settlement Date and Delivery.

4.1. Closing of Purchase of Securities. The consummation and settlement of the forward purchase contract for the purchase and sale of the Securities hereunder (the “Closing”) shall be held at the same date and immediately prior to the closing of the Business Combination contemplated by the Business Combination Agreement (the date of the Closing

Annex F-4

being referred to as the “Closing Date”). No later than two business days prior to the Closing Date, each Subscriber shall deliver the purchase price for the Units purchased by such Subscriber hereunder in cash via wire transfer to an account specified in writing by the Company to such Subscriber at least five business days prior to the Closing Date. Upon the Closing, the Company will issue to each Subscriber the Units being purchased hereunder by such Subscriber, each registered in the name of such Subscriber, against delivery of the purchase price by such Subscriber.

4.2. Conditions to Closing of the Company.

The Company’s obligations to sell and issue the Securities at the Closing are subject to the fulfillment (or waiver by the Company) of the following conditions:

4.2.1 Representations and Warranties Correct. The representations and warranties made by each Subscriber in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) with the same force and effect as if they had been made on and as of said date.

4.2.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Subscribers on or prior to the Closing shall have been performed or complied with in all material respects.

4.2.3 Blue Sky. The Company shall have obtained all necessary Blue Sky law permits and qualifications, or secured an exemption therefrom, required by any state for the offer and sale of the Securities.

4.3. Conditions to Closing of the Subscribers.

Each Subscriber’s obligation to purchase the Securities at the Closing is subject to the fulfillment (or waiver by such Subscriber) on or prior to the Closing Date of each of the following conditions:

4.3.1 Representations and Warranties Correct. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date), with the same force and effect as if they had been made on and as of said date.

4.3.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with in all material respects.

4.3.3 Blue Sky. The Company shall have obtained all necessary Blue Sky law permits and qualifications, or secured an exemption therefrom, required by any state for the offer and sale of the Securities.

4.3.4 Approvals. The Business Combination contemplated by the Business Combination Agreement and the transactions contemplated by this Agreement, including all necessary approvals of the Company’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (as determined by the parties to the Business Combination Agreement) and other than those conditions that, by their nature, may only be satisfied at the closing of the Business Combination under the Business Combination Agreement (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of shares pursuant to this Agreement, the PIPE Subscription Agreements and the Preferred Subscription Agreements), but subject to the satisfaction or waiver of such conditions as of the closing of the Business Combination under the Business Combination Agreement.

4.3.5 Listing. The Shares and the Warrants shall have been approved for listing on the NYSE, subject to official notice of issuance.

In addition, each New Subscriber’s obligation to purchase the number of Units set forth opposite such New Subscriber’s name under the heading “Total Units” on Schedule I at the Closing is subject to the fulfillment (or waiver by such New Subscriber) on or prior to the Closing Date of the following condition (it being understood, for the avoidance of doubt, that each Original Subscriber’s obligation to purchase the number of Units set forth opposite such Original Subscriber’s name under the heading “Total Units” on Schedule I at the Closing shall not be subject to the fulfillment on or prior to the Closing Date of the following condition):

4.3.6 Net Redemptions. Net Redemptions shall not exceed $165.75 million.

Annex F-5

5. Restrictions on Transfer. Each Subscriber hereby agrees not to sell, transfer, pledge, hypothecate or otherwise dispose of all or any part of the Securities unless, prior thereto (a) a registration statement on the appropriate form under the Securities Act and applicable state securities laws with respect to the Securities proposed to be transferred shall then be effective or (b) the Company has received an opinion of counsel for the Company that such registration is not required because such transaction is exempt from registration under the Securities Act and the rules promulgated by the Commission thereunder and under all applicable state securities laws. All certificates representing the Securities shall have endorsed thereon a legend substantially as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL, IS AVAILABLE.”

The Company agrees to cause its counsel to deliver an opinion to the Company’s transfer agent directing the removal of the foregoing legends once able to do so pursuant to applicable securities laws.

Other than the restrictions on transfer pursuant to the Securities Act and set forth in this Section 5, the Subscribers shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934, as amended, with respect to the Securities.

6. Registration Rights.

6.1. The Company agrees that the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares and Warrants (comprising a Unit) (the “Registration Statement”) as soon as practicable but in any event no later than thirty (30) calendar days after the Closing Date and shall have the Registration Statement declared effective as soon as practicable thereafter but in any event no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the Closing and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided that if such day falls on a Saturday, Sunday or other day that the Commission is closed, the Effectiveness Date shall be extended to the next Business Day on which the Commission is open for business. The Company’s obligations to include the Subscriber and Shares and Warrants in the Registration Statement are contingent upon each Subscriber furnishing in writing to the Company such information regarding such Subscriber, the securities of the Company held by such Subscriber and the intended method of disposition of the Shares and Warrants as shall be reasonably requested by the Company to effect the registration of the Shares and Warrants, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations (other than lock-up or similar agreements).

7. Other Agreements.

7.1. Equity Issuances. Prior to Closing, the Company shall not offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Warrants outstanding on the date hereof, (ii) in connection with this Agreement, the PIPE Subscription Agreements and the Preferred Subscription Agreements, (iii) in connection with the transactions contemplated by the Business Combination Agreement, or (iv) additional shares of Class A Common Stock issued in a private placement (the “Additional PIPE”) on terms that are substantially similar to the terms of the PIPE Subscription Agreements; provided in the case of clause (iv) that such issuance is at a purchase price equal to or greater than $10.00 per share;

7.2. No More Favorable Terms. After the date of this Agreement and prior to the closing of the Business Combination contemplated by the Business Combination Agreement, the Company shall not amend any of the PIPE Subscription Agreements or Preferred Subscription Agreements, or enter into any future agreements relating
Annex F-6

to the subscription or purchase of Securities with future investors, or amend any existing agreements relating to the subscription or purchase of Securities with any existing investors (including the Sponsor), but excluding, for the avoidance of doubt, the Business Combination Agreement, that have the effect of establishing rights or obligations in a manner more favorable in any material respect to such investor or prospective investor than the rights and obligations established in this Agreement (to the extent applicable), or waive any analogous rights or obligations binding any existing or future investors unless, in any such case and only to the extent applicable, the Subscribers have also been provided with such rights and obligations; provided that it is understood and agreed that the entry into of an agreement relating to the subscription or purchase subscription agreement with respect to an Additional PIPE on terms that are substantially similar to the terms of the PIPE Subscription Agreements (and at a subscription price of no less than $10.00 per share) shall not be deemed to be more favorable in any material respect to such investor or prospective investor.

7.3. Net Redemptions. If Net Redemptions exceed $10,000,000, any such excess shall reduce, on a dollar-for-dollar basis, the cash consideration payable in respect of the Company Common Stock and Company Common Options (in each case, as defined in the Business Combination Agreement) at the closing of the Business Combination pursuant to the Business Combination Agreement.

7.4. Warrants. At any time prior to Closing, the Company shall have outstanding a maximum of 17,225,728 Warrants (subject to any share splits, conversions, etc.), of which 3,333,333 Warrants shall be issued to the Subscribers pursuant to this Agreement.

7.5. Further Assurances. Each of the Company and the Subscribers agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

7.6. Notices. All notices, statements or other documents which are required or contemplated by this Agreement shall be: (i) in writing and delivered personally or sent by first class registered or certified mail or overnight courier service, (ii) by facsimile and (iii) by electronic mail, in each case to the address, facsimile number or email address as set forth on the signature page hereto. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

7.7. Entire Agreement. This Agreement, together with the Registration Rights Agreement, embodies the entire agreement and understanding between the Subscribers and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

7.8. Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

7.9. Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by all parties hereto. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

7.10. Assignment. The rights and obligations under this Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties; provided that each Subscriber may assign its rights and obligations to an affiliate without the prior consent of the other parties; and such affiliate shall be joined to this Agreement as an Original Subscriber (in the case of an Original Subscriber assignment) or as a New Subscriber (in the case of a New Subscriber assignment); provided, further, that no such assignment by such Subscriber will relieve such Subscriber of its obligations under this Agreement.

7.11. Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement; provided that

Annex F-7

the Target is an express third-party beneficiary of this Agreement and shall be entitled to enforce the terms hereof, including an injunction, temporary restraining order or other equitable relief pursuant to Section 12, to prevent breaches of this Agreement by the parties hereto, in addition to any other remedy at law or equity.

7.12. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of New York applicable to contracts wholly performed within the borders of such state, without giving effect to the conflict of law principles thereof.

7.13. Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it reasonable and enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

7.14. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.15. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties.

7.16. Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.17. Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.18. Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

7.19. Mutual Drafting. This Agreement is the joint product of the Subscribers, on the one hand, and the Company, on the other hand, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8. Indemnification. The Subscribers, on the one hand, and the Company, on the other hand, shall indemnify the Company or the Subscribers, as applicable, against any reasonable loss, cost or damages (including reasonable attorney’s fees and expenses) incurred as a result of such party’s breach of any representation, warranty, covenant or agreement in this Agreement, as determined by a final non-appealable judgment of a court of competent jurisdiction.

Annex F-8

9. Term. The Subscribers’ obligation to acquire the Securities hereunder, and the Company’s obligation to sell the Securities hereunder, shall be in effect until the earliest of (i) the liquidation of the Company in the event that the Company is unable to consummate the Business Combination within the time frame permitted by the Charter (including any extensions thereunder), (ii) the mutual written agreement of each of the parties hereto to terminate this Agreement, (iii) such date and time as the Business Combination Agreement is terminated in accordance with its terms, or (iv) written notice by the Company to the Subscriber, or the Subscriber to the Company, to terminate this Agreement if the transactions contemplated by this Agreement are not consummated prior to the earlier of (x) the “Agreement End Date” as defined in the Business Combination Agreement, as it may be amended pursuant to the Business Combination Agreement and (y) March 1, 2022; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and (ii) each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify the Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement and the provisions of Sections 7, 9 and 11 survive any termination of this Forward Purchase Agreement and continue indefinitely.

10. Disclosure. The Subscribers hereby acknowledge that (i) the terms of this Agreement will be publicly disclosed in a Registration Statement on Form S-4 to be filed by the Company with the Commission in connection with the Business Combination, and (ii) this Agreement will be described in and filed with a Current Report on Form 8-K to be filed by the Company with the Commission. The Subscribers shall have a reasonable opportunity to review and comment on the proposed disclosure prior to such filings.

11. Trust Account Waiver. Each Subscriber hereby represents and warrants that it has had the opportunity to read the SPAC Prospectus and understands that the Company has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the SPAC Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Shares in connection with the consummation of the Issuer’s initial Business Combination or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within the time frame permitted by the Charter (including any extensions thereunder), and (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Subscriber hereby agrees that notwithstanding anything to the contrary contained in this Agreement, such Subscriber does not now and shall not at any time hereafter have, and waives any and all right, title and interest, or any claims of any kind it has or may have in the future as a result of, or arising out of, this Agreement, the transactions contemplated hereby or the Securities to be issued to such Subscriber hereunder, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to Public Stockholders (“Public Distributions”), and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account or Public Distributions as a result of, or arising out of, this Agreement, the transactions contemplated hereby or such Securities, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent a Subscriber commences any action or proceeding based upon, in connection with, as a result of or arising out of, this Agreement, the transactions contemplated hereby or any Securities, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, such Subscriber hereby acknowledges and agrees that such Subscriber’s sole remedy shall be against funds held outside of the Trust Account (other than Public Distributions) and that such claim shall not permit such Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 11 to the contrary, nothing herein shall be deemed to limit a Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of Shares other than pursuant to this Agreement, including but not limited to any redemption right with respect to any such securities of the Company. For purposes of this Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives.

Annex F-9

12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Each party hereto further agrees that none of the parties hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

[Signature Page Follows]

Annex F-10

If the foregoing accurately sets forth our understanding and agreement, please sign the enclosed copy of this Agreement and return it to us.

The parties hereto have executed this Agreement to be effective as of the date first set forth above.

ISOS ACQUISITION CORPORATION

By:	/s/ George Barrios
Name:	George Barrios
Title:	Co-Chief Executive Officer
Address:	55 Post Road West, Suite 200 Westport, CT 06880
Email:	xxxxxx
By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Co-Chief Executive Officer
Address:	55 Post Road West, Suite 200 Westport, CT 06880
Email:	xxxxxx

Annex F-11

APOLLO CREDIT STRATEGIES MASTER FUND LTD. By: Apollo ST Fund Management LLC, its investment manager

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO PPF CREDIT STRATEGIES, LLC By: Apollo Credit Strategies Master Fund Ltd., its member By: Apollo ST Fund Management LLC, its investment manager
By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ATLAS MASTER FUND, LLC By: Apollo Atlas Management, LLC, its investment manager
By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO A-N CREDIT FUND (DELAWARE), L.P. By: Apollo A-N Credit Management, LLC, its investment manager
By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO SPAC FUND I, L.P.. By:
By:	/s/ Joseph D. Glatt
Name:
Title:

Annex F-12

Annex G

Execution Version

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”), dated as of July 1, 2021, is entered into by and among ISOS ACQUISITION CORPORATION, a Cayman Islands exempted company (“Acquiror”), Cobalt Recreation LLC, a Delaware limited liability company (the “Shannon Stockholder”), A-B Parent LLC, a Delaware limited liability company (the “Atairos Stockholder” and collectively with the Shannon Stockholder, the “Stockholders”) and, solely with respect to Section 26 and Section 27, Bowlero Corp., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company and Acquiror entered into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, inter alia, the Company will be merged with and into the Acquiror (the “Merger”) with Acquiror continuing as the Surviving Company on the terms and subject to the conditions set forth in the Business Combination Agreement (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, as of the date hereof, the Shannon Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote 2,069,000 shares of Company Common Stock (the “Shannon Owned Shares”; the Shannon Owned Shares and any additional Company Shares (or any securities convertible into or exercisable or exchangeable for Company Shares) in which the Shannon Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Shannon Covered Shares”);

WHEREAS, as of the date hereof, the Atairos Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of and is entitled to dispose of and vote 106,378 shares of Company Preferred Stock and 3,842,428 shares of Company Common Stock (the “Atairos Owned Shares” and collectively with the Shannon Owned Shares, the “Owned Shares”; the Atairos Owned Shares and any additional Company Shares (or any securities convertible into or exercisable or exchangeable for Company Shares) in which the Atairos Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Atairos Covered Shares” and collectively with the Shannon Covered Shares, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror to enter into the Business Combination Agreement, Acquiror and the Stockholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror and each Stockholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 5, the Atairos Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Atairos Covered Shares to, validly execute and deliver to the Company, no later than the third (3rd) Business Day following the date that the Registration Statement becomes effective, a written consent in favor of adopting the Business Combination Agreement in respect of all of the Atairos Covered Shares. In addition, prior to its Termination Date (as defined herein), the Atairos Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of

Annex G-1

the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Atairos Stockholder shall, and shall cause any other holder of record of any of the Atairos Covered Shares, to:

(a) if and when such meeting is held, appear at such meeting or otherwise cause the Atairos Covered Shares, to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Atairos Covered Shares, owned as of the record date for such meeting (or the date that any written consent is executed by the Atairos Stockholder) in favor of the Merger and the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the Company or the Acquiror for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Atairos Covered Shares, against (i) any Company Acquisition Proposal or any proposal relating to a Company Acquisition Proposal (in each case, other than the Transactions), (ii) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company (other than the Business Combination Agreement and the Transactions), and (iii) any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement that would result in the failure of any condition set forth in Section 9.01, Section 9.02 or Section 9.03 of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Atairos Stockholder contained in this Agreement.

2. Waiver of Appraisal and Dissenters’ Rights. The Stockholders, solely in their capacities as stockholders of the Company, hereby (a) irrevocably and unconditionally waive, and agree to cause to be waived and to prevent the exercise of, any rights of appraisal and dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger or any of the other Transactions that the Stockholders or any other holder of record of any of the Shannon Covered Shares or Atairos Covered Shares, as applicable, may have by virtue of, or with respect to, ownership of the Shannon Covered Shares or Atairos Covered Shares, as applicable, (including any and all such rights under Section 262 of the DGCL) and (b) withdraw all written objections to the Merger, demands for appraisal and/or exercises of dissenter’s rights, if any, with respect to the Shannon Covered Shares or Atairos Covered Shares, as applicable.

3. Amendments. Acquiror shall not agree to amend, modify or waive the Business Combination Agreement or any other Transaction Document without the prior written consent of each Stockholder (such consent not to be unreasonably, withheld, conditioned or delayed).

4. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not, at any time prior to the Termination Date, (a) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (c) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

5. Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (a) the Effective Time, (b) the termination of the Business Combination Agreement in accordance with its terms and (c) the time this Agreement is terminated upon the mutual written agreement of Acquiror and the Stockholders. (the earliest such date under clause (a), (b) or (c), the “Termination Date”). Notwithstanding any such termination, (x) the provisions set forth in Sections 12 to 26 shall survive the termination of this Agreement and (y) the termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of, or Fraud in connection with, this Agreement prior to such termination.

Annex G-2

6. Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Acquiror as to itself (and not to any other Stockholder) as follows:

(a) Such Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, such Stockholder’s Covered Shares, free and clear of Liens other than as created by this Agreement, the Existing Stockholders’ Agreement and restrictions on Transfer arising under generally applicable Securities Laws or under the Existing Stockholders’ Agreement. As of the date hereof, other than such Stockholder’s Owned Shares, such Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).

(b) Such Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares (other than under the Existing Stockholders’ Agreement), (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares (other than under the Existing Stockholders’ Agreement) and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, other than the Existing Stockholders’ Agreement.

(c) Such Stockholder (i) is a limited liability company, validly existing and in good standing under the Laws of Delaware, and (ii) has the limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted and to execute and deliver this Agreement and each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. This Agreement has been, and each applicable Transaction Document will be, duly and validly executed and delivered by such Stockholder and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each applicable Transaction Document will constitute, a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement.

(e) The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement does not and will not, (i) conflict with or violate any provision of, or result in the breach of, the certificate of formation, the limited liability company agreement or other organizational documents of such Stockholder, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which such Stockholder is a party or by which any of their respective assets or properties may be bound or affected, (iii) assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby) compliance with the matters referred to in Section 6(d), conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to such Stockholder or any of its properties or assets or (iv) result in the creation of any Lien upon any of the properties, equity interests or assets of such Stockholder, except, in the case of clause (ii), (iii) or (iv) above, for such violations, conflicts, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Business Combination Agreement.

Annex G-3

(f) As of the date of this Agreement, there are no pending or, to the knowledge of such Stockholder, threatened, Actions and there are no pending or, to the knowledge of such Stockholder, threatened investigations, in each case, against such Stockholder that questions the beneficial or record ownership of such Stockholder’s Owned Shares, the validity of this Agreement or the performance by such Stockholder of its obligations under this Agreement.

(g) No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission for which Acquiror or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of such Stockholder, on behalf of such Stockholder, other than, for the avoidance of doubt, the Company’s engagement of any investment banker, broker, finder or other intermediary as set forth in the Schedules.

(h) Such Stockholder has had the opportunity to read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors.

7. Certain Covenants of each Stockholder. Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees as follows:

(a) During the Interim Period, such Stockholder shall not take, and shall direct its Representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than Acquiror, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any Company Acquisition Proposal that would be consummated prior to Closing; provided, that nothing shall prohibit such Stockholder (or its Representatives) from contacting any Person (or such Person’s Representatives) who has made a Company Acquisition Proposal solely for the purpose of declining such Company Acquisition Proposal or notifying such Person of its obligations hereunder. Such Stockholder shall, and shall direct its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal that would be consummated prior to Closing; provided, that nothing shall prohibit such Stockholder (or its Representatives) from contacting such Person (or such Person’s Representatives) solely for the purpose of ceasing such negotiations or discussions.

(b) Such Stockholder hereby agrees that it shall not, and shall cause any other holder of record of any of the Atairos Covered Shares or Shannon Covered Shares, as applicable (including any Permitted Transferee (as defined in the Existing Stockholders’ Agreement), not to, directly or indirectly, prior to its Termination Date, except in connection with the consummation of the Merger, (i) sell, offer to sell, contract, agree to sell, transfer, hypothecate, pledge, grant any option to purchase, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily or enter into any Contract or option with respect to the Transfer of any of such Stockholder’s Covered Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Atairos Covered Shares or Shannon Covered Shares, as applicable, (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii) (collectively, “Transfer”), or (iv) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to a Permitted Transferee of such Stockholder (as defined in the Existing Stockholders’ Agreement) or exercising Company Options. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prohibit any direct or indirect transfer of equity or other interests in any Stockholder. Such Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(c) The Shannon Stockholder hereby agrees to (i) make a proper and timely Stock Election with respect to Shannon Covered Shares in accordance with the Business Combination Agreement to exchange all of the Shannon Covered Shares for shares of Applicable Surviving Company Common Stock and (ii) make a proper and timely Option Stock Election with respect to any Company Option held by the Shannon Stockholder that is outstanding immediately prior to the Effective Time.

Annex G-4

(d) The Atairos Stockholder hereby agrees to make a proper and timely Cash Election and Stock Election with respect to Atairos Covered Shares that are Company Common Stock in accordance with the Business Combination Agreement to exchange Atairos Covered Shares for 100% of the Cash Election Consideration Cap at the Closing and the remainder for shares of Applicable Surviving Company Common Stock.

8. No Trading. Each Stockholder acknowledges and agrees that it is aware, and that its directors and officers, if applicable, have been made aware, of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company (including the Acquiror).

9. Disclosure. Each Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of such Stockholder’s Covered Shares and the nature of such Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided such Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

10. Irrevocable Proxy. The Atairos Stockholder hereby revokes any proxies that it has heretofore granted with respect to its Atairos Owned Shares, hereby irrevocably constitutes and appoints Acquiror as attorney-in-fact and proxy in accordance with the DGCL for and on its behalf, for and in the Atairos Stockholder’s name, place and stead, solely in the event that the Atairos fails to comply in any material respect with its obligations hereunder in a timely manner, to vote the Atairos Owned Shares of the Atairos Stockholder and grant all written consents thereto, in each case in accordance with the provisions of Section 1 and represent and otherwise act for the Atairos Stockholder in the same manner and with the same effect as if the Atairos Stockholder were personally present at any meeting held for the purpose of voting on the foregoing. The foregoing proxy is coupled with an interest, is irrevocable and shall not be terminated by operation of Law or upon the occurrence of any other event other than following a termination of this Agreement pursuant to Section 5. The Atairos Stockholder authorizes such attorney-in-fact to file this proxy and any substitution or revocation with the Secretary of the Company. The Atairos Stockholder hereby affirms that, subject to the last sentence of this Section 10, the irrevocable proxy set forth in this Section 10 is given in connection with the execution by Acquiror of the Business Combination Agreement and that such irrevocable proxy is given to secure the obligations of the Atairos Stockholder under this Agreement. The irrevocable proxy set forth in this Section 10 is executed and intended to be irrevocable, subject to the last sentence of this Section 10. The Atairos Stockholder agrees not to grant any proxy that conflicts or is inconsistent with the proxy granted to Acquiror in this Agreement. The proxy set forth in this Section 10 shall be automatically revoked upon the Termination Date.

11. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

12. Amendment, Waiver and Modification. This Agreement may be amended, modified or waived, in whole or in part, only by a duly authorized agreement in writing executed by the parties hereto which makes reference to this Agreement.

13. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to the Shannon Stockholder, to it at:

9001 Collins Avenue

Apartment 409

Surfside, FL 33154

Attn:      Thomas Shannon

E-mail:   tshannon@bowlerocorp.com

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                             with a copy (which shall not constitute notice) to:

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attn:      Ronald R. Papa

E-mail:   rpapa@proskauer.com

if to the Atairos Stockholder, to it at:

c/o Atairos Management, L.P.

620 Fifth Avenue

New York, NY 10020

Attn:      Rachael Wagner

E-mail:

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn:      William J. Chudd Harold Birnbaum

E-mail:   william.chudd@davispolk.com harold.birnbaum@davispolk.com

if to Acquiror, to it at:

Isos Acquisition Corporation

55 Post Road W, Suite 200

Westport, CT 06880

Attn:      Winston Meade

E-mail:   wmeade@isoscap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attn:      Anson B. Frelinghuysen

E-mail:   anson.frelinghuysen@hugheshubard.com

14. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidents of ownership of or with respect to the Covered Shares of each Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of each Stockholder shall remain vested in and belong to such Stockholder, and Acquiror shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct any Stockholder in the voting or disposition of any of such Stockholder’s Covered Shares, except as otherwise provided herein.

15. Entire Agreement; No Survival.

(a) This Agreement, the Business Combination Agreement and the other Transaction Documents constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby.

(b) No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Business Combination Agreement. None of the representations, warranties, covenants, obligations or other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof).

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16. No Third-Party Beneficiaries. Each Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

17. Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Any Action based upon, arising out of or related to this Agreement shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 17. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18. Assignment; Successors. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 18 shall be null and void, ab initio.

19. Trust Account Waiver. Each Stockholder hereby understands and acknowledges that Acquiror has established the Trust Account containing the proceeds of its initial public offering and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of Acquiror Public Stockholders and that disbursements from the Trust Account are available only in certain limited circumstances. Accordingly, each Stockholder (on behalf of itself and its Affiliates) hereby agrees neither such Stockholder nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each Stockholder (on behalf of itself and its Affiliates) hereby irrevocably waives any Released Claims that such Stockholder or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement). Each Stockholder agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter into this Agreement, and each Stockholder further intends and understands such waiver to be valid, binding and enforceable against such Stockholder and each of its Affiliates under applicable Law. To the extent any Stockholder or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, such Stockholder hereby acknowledges and agrees that such Stockholder’s and its Affiliates’ sole remedy for monetary damages shall be against funds held outside of the Trust Account and that such claim shall not permit such Stockholder or its Affiliates to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event any Stockholder or any of

Annex G-7

its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of a Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Acquiror Public Stockholders (solely in such capacity), whether in the form of money damages or injunctive relief, Acquiror and its Representatives, as applicable, shall be entitled to recover from such Stockholder and its Affiliates the associated legal fees and costs in connection with any such action, in the event Acquiror or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding the other provisions of this Section 19, (i) references to distributions from the Trust Account (including “distributions therefrom”) means distributions to the Acquiror Public Stockholders and (ii) “Released Claims” do not include, and the release contained herein shall not apply to, any claim (A) that arises as a result of, in connection with or relating to a written agreement entered into following execution of this Agreement (except as set forth in such written agreement), (B) against monies released to such Stockholder or Acquiror or any of its Affiliates in connection with a Business Combination or (C) claims by any person in a capacity as an Acquiror Public Stockholder.

20. Non-Recourse. Each party to this Agreement agrees, on behalf of itself and its Related Parties, that all Actions (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or any of the Transactions; (b) the negotiation, execution or performance of this Agreement; (c) any breach or violation of this Agreement; and (d) any failure of any of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement and in accordance with, and subject to the terms and conditions of, this Agreement. Notwithstanding anything in this Agreement, each party to this Agreement agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or in connection with any of the Transactions will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any Liabilities (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action or Liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal Liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that any Stockholder or Acquiror, as applicable, may assert against the other Stockholder or Acquiror, as applicable, solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement, no Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the Transactions, or the termination or abandonment of any of the foregoing.

21. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including each Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, without proof of damages, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 21 shall not be required to provide any bond or other security in connection with any such injunction.

22. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this

Annex G-8

Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

23. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24. Interpretation and Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the term “Section,” refers to the specified Section of this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

25. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any Affiliate, director, officer, employee or designee of such Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

26. Waiver; Termination of Affiliate Agreements.

(a) Pursuant to Section 8.5(a) of the Existing Stockholders’ Agreement, the Company and each Stockholder, by signing this Agreement, hereby expressly and irrevocably waive the applicability of Section 8.4(b) of the Existing Stockholders’ Agreement with respect to each Stockholder entering into this Agreement in connection with the Business Combination Agreement.

(b) Pursuant to Section 8.5(a) of the Existing Stockholders’ Agreement, the Company and each Stockholder, by signing this Agreement, hereby expressly and irrevocably waive the applicability of Section 2.12(b) of the Existing Stockholders’ Agreement with respect to each of (i) the Business Combination Agreement and (ii) the Merger and the other Transactions, including each Stockholder’s prior approval of the foregoing.

(c) Each Stockholder and the Company hereby irrevocably agrees that the Existing Stockholders’ Agreement shall be terminated effective as of, and contingent upon, the Closing; and

(d) The Atairos Stockholder agrees to cause Atairos Management L.P. to terminate that certain Expense Reimbursement Agreement, dated July 3, 2017, by and between Bowlmor AMF Corp. and Atairos Management, L.P. effective as of, and contingent upon, the Closing.

27. Expense Reimbursement. The Company shall reimburse the Atairos Stockholder for or pay the reasonable legal fees incurred by the Atairos Stockholder or any of its Affiliates relating to the negotiation and preparation of this Agreement, the Business Combination Agreement and the other Transaction Documents; provided, however that such reimbursement for legal fees shall not exceed $475,000.

[The remainder of this page is intentionally left blank.]

Annex G-9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

ISOS ACQUISITION CORPORATION
By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex G-10

Cobalt Recreation LLC
By:
Name:
Title:

BOWLERO CORP., entering into this Agreement solely with respect to Section 26 and Section 27

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex G-11

A-B Parent LLC
By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Annex G-12

Annex H

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of July 1, 2021, by and among Isos Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), LionTree Partners LLC, a Delaware limited liability company (“LionTree” and together with the Sponsor, each, a “Sponsor Vehicle”), Isos Acquisition Corporation, a Cayman Islands corporation (the “Company”), and Bowlero Corp., a Delaware corporation (“Target”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor owns 5,814,636 shares (the “Sponsor Initial Shares,” of which 4,814,636 of such shares shall be “Sponsor Subject Shares”), of Class B common stock of the Company, par value $0.0001 per share (the “Class B Common Stock”) and 3,963,458 redeemable private placement warrants (the “Sponsor Subject Warrants”) of the Company;

WHEREAS, as of the date hereof, LionTree owns 556,289 shares (the “LionTree Subject Shares” and together with the Sponsor Subject Shares, the “Subject Shares”) of Class B Common Stock and 1,434,370 redeemable private placement warrants (the “LionTree Subject Warrants” and together with the Sponsor Subject Warrants, the “Subject Warrants”) of the Company;

WHEREAS, Article 17.1 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Company’s M&A”) provides, among other matters, that the Class B Common Stock will automatically convert into shares of Class A common stock of the Company, par value $0.0001 per share (the “Class A Common Stock” and together with the Class B Common Stock, the “Company Common Stock”), following consummation of a Business Combination (as defined in the Company’s M&A), subject to adjustments if, among other things, additional shares of Class A Common Stock are issued or deemed issued in excess of the amounts issued and sold in the Company’s initial public offering (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, the Company and the Target have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Business Combination Agreement”); and

WHEREAS, as a condition and inducement to the Target’s and the Company’s willingness to enter into the Business Combination Agreement and to consummate the Transactions, the Target and the Company have required that each Sponsor Vehicle enter into this Sponsor Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

Section 1.1 “Applicable Portion” means a fraction, expressed as a percentage (not to exceed 100%), equal to (i) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Class A Common Stock pursuant to the Offer, not to exceed $80,000,000, divided by (ii) $80,000,000.

Section 1.2 “$15.00 Share Price Milestone” shall have the meaning ascribed to such term in the Business Combination Agreement.

Section 1.3 “$17.50 Share Price Milestone” shall have the meaning ascribed to such term in the Business Combination Agreement.

Section 1.4 “Earnout Expiry Date” means the fifth (5th) anniversary of the Closing Date.

Annex H-1

Section 1.5 “Earnout Period” means the period commencing on the Closing Date and ending five (5) years thereafter.

Section 1.6 “LionTree First Trigger Securities” means 83,444 LionTree Vesting Shares and 215,156 LionTree Vesting Warrants.

Section 1.7 “LionTree Second Trigger Securities” means the remaining 83,443 LionTree Vesting Shares and 215,155 LionTree Vesting Warrants.

Section 1.8 “Lock-up Period” means the period beginning on the Closing Date and ending on the date that is the twelve (12) month anniversary of the Closing Date.

Section 1.9 “Lock-up Shares” means the Subject Shares and the Subject Warrants (and any shares of Company Common Stock issuable upon exercise of any Subject Warrants).

Section 1.10 “Permitted Transferees” means any person or entity to whom a Sponsor Vehicle is permitted to Transfer Lock-up Shares prior to the expiration of the Lock-up Period in accordance with the terms of Section 3.2.

Section 1.11 “Share Price Milestone” means each of the $15.00 Share Price Milestone and the $17.50 Share Price Milestone.

Section 1.12 “Sponsor First Trigger Securities” means 722,196 Sponsor Vesting Shares and 594,519 Sponsor Vesting Warrants.

Section 1.13 “Sponsor Second Trigger Securities” means the remaining 722,195 Sponsor Vesting Shares and 594,518 Sponsor Vesting Warrants.

Section 1.14 “Vesting Securities” means the LionTree Vesting Securities and the Sponsor Vesting Securities, collectively.

ARTICLE II
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 2.1 New Shares. In the event that any Company Common Stock, Company warrants or other equity securities of Company are issued to a Sponsor Vehicle after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or Subject Warrants of, on or affecting the Subject Shares or Subject Warrants (such Company Common Stock, Company warrants or other equity securities of Company, collectively the “New Securities”), then such New Securities acquired by such Sponsor Vehicle shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Subject Shares or Subject Warrants owned by such Sponsor Vehicle as of the date hereof.

Section 2.2 Sponsor Vehicle Agreements.

(a) At any meeting of the stockholders of Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Company is sought, each Sponsor Vehicle shall (i) appear at each such meeting or otherwise cause all of its Company Common Stock (including in the case of the Sponsor, all Sponsor Initial Shares, and in the case of LionTree, all LionTree Subject Shares) to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Company Common Stock:

(1) in favor of each Proposal (including the Transaction Proposal) and any other matters necessary or reasonably requested by the Target for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement;

(2) against any Acquiror Business Combination Proposal or any proposal relating to an Acquiror Business Combination Proposal (in each case, other than the Transaction Proposal);

(3) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company (other than the Business Combination Agreement and the Transactions);

Annex H-2

(4) against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Business Combination Agreement or the Transactions, or (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement; and

(5) against any change in the Board of Directors of Company (other than as provided for in the Business Combination Agreement).

Each Sponsor Vehicle agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor Vehicle agrees and acknowledges that it shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, and shall not amend, modify or waive any provision of, that certain Letter Agreement, dated as of March 2, 2021 (the “Insider Letter”), by and among the Sponsor, LionTree and the Company. In addition to, and not in limitation of, the foregoing, each Sponsor Vehicle agrees that it shall not, and shall cause any of its respective Permitted Transferees not to, redeem any Company Common Stock owned by such Sponsor Vehicle in connection with the Transaction. Prior to any valid termination of the Business Combination Agreement, each Sponsor Vehicle shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and each of the other Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement. The obligations of the Sponsor Vehicles specified in this Section 2.2(b) shall apply whether or not the Merger or any of the other Transactions is recommended by the Company’s board of directors or the Company’s board of directors has effected an Acquiror Change in Recommendation.

(c) Each Sponsor Vehicle, solely in connection with and only for the purpose of the proposed Transaction, hereby waives, to the fullest extent permitted by law, (i) the Anti-Dilution Right, and agrees that the Sponsor Initial Shares (in the case of the Sponsor) and the LionTree Subject Shares (in the case of LionTree) will convert only at the Initial Conversion Ratio (as defined in the Company’s M&A) in connection with the Transaction and (ii) any rights of the such Sponsor Vehicle and its Affiliates to convert any loans made by such person to the Company into warrants to purchase Company Common Stock. This waiver shall be void and of no force and effect upon the valid termination of the Business Combination Agreement in accordance with its terms. All other terms related to the Sponsor Initial Shares and the LionTree Subject Shares shall remain in full force and effect, except as modified as set forth directly above, which modification shall be effective only upon the consummation of the Transaction.

Section 2.3 Forgiveness of Indebtedness.

(a) Immediately prior to the Closing, to the extent the Company has incurred Indebtedness in accordance with Section 7.02(a)(viii) of the Business Combination Agreement, the Sponsor shall, and shall cause its Affiliates to, forgive any such Indebtedness that remains outstanding immediately prior to the Closing in excess of the Acquiror Debt Limit, including executing any documents, and performing any further acts, as may be reasonably necessary or appropriate to give full effect to the forgiveness of such excess Indebtedness.

(b) Except as disclosed in the Company’s final prospectus dated as of March 2, 2021, no Sponsor Vehicle or any Affiliate thereof, and no director or officer of the Company, shall receive from the Company any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of the Company’s initial Business Combination (regardless of the type of transaction that it is, but including, for the avoidance of doubt, the Merger), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: (i) repayment of any Indebtedness incurred in accordance with Section 7.02(a)(viii) of the Business Combination Agreement, (ii) the option fee payable to certain of the Sponsor’s members pursuant to the Apollo Fee Letter (as defined in the Business Combination Agreement), (iii) the placement agent fees payable to LionTree or an Affiliate thereof in connection with the PIPE offerings, or (iv) the financial advisory fees payable to LionTree or an Affiliate thereof in connection with the Business Combination.

Section 2.4 Termination of Administrative Agreement. The Sponsor shall cause the Administrative Support Agreement, dated March 2, 2021, by and between the Company and Isos Capital Management L.P. to be terminated in connection with the Closing.

Annex H-3

ARTICLE III
TRANSFER rESTRICTIONS

Section 3.1 Lock-Up. Subject to Section 3.2, each Sponsor Vehicle agrees that it shall not, and shall cause its Permitted Transferees not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Lock-up Shares owned by such Sponsor Vehicle, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Lock-up Shares owned by such Sponsor Vehicle, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i) – (iii) collectively, “Transfer”) any Lock-up Shares prior to the expiration of the Lock-up Period.

Section 3.2 Certain Permitted Transfers. Notwithstanding the provisions set forth in Section 3.1, each Sponsor Vehicle and its Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors or (iii) any direct or indirect partners, members or equity holders of such Sponsor Vehicle or Permitted Transferee, any affiliates of such Sponsor Vehicle or Permitted Transferee, or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, and the sole trustee of which is such individual; (c) by gift to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) to the Company; or (g) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors of the Company or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property subsequent to the Closing Date; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Article III and the voting obligations in Section 2.2.

ARTICLE IV
forfeiture and VESTING

Section 4.1 Forfeiture of Subject Shares. Immediately prior to, and contingent upon, the Closing, (the “Cancellation Effective Time”), (i) the Sponsor shall transfer to the Company for forfeiture and cancellation the sum of (a) 722,196 Sponsor Subject Shares, plus (b) the Applicable Portion of an additional 1,203,659 Sponsor Subject Shares, and (ii) LionTree shall transfer to the Company for forfeiture and cancellation the sum of (a) 83,443 LionTree Subject Shares, plus (b) the Applicable Portion of an additional 139,072 LionTree Sponsor Shares. For purposes of this Agreement, any Shares forfeited pursuant to this Section 4.1 shall be “Forfeited Shares.”

Section 4.2 Unvested Company Securities.

(a) The Sponsor agrees that upon the Cancellation Effective Time, (i) 1,444,391 of the Sponsor Subject Shares (such shares, the “Sponsor Vesting Shares”), and (ii) 1,189,037 of the Sponsor Subject Warrants (the “Sponsor Vesting Warrants” and together with the Sponsor Vesting Shares, the “Sponsor Vesting Securities”) shall be unvested at Closing and shall be subject to the vesting and forfeiture provisions set forth in this Article IV (with the remaining Sponsor Subject Shares (and any Sponsor Initial Shares that are not Sponsor Subject Shares) and Sponsor Subject Warrants being vested at Closing and not subject to forfeiture).

(b) LionTree agrees that upon the Cancellation Effective Time, (i) 166,887 of the LionTree Subject Shares (such shares, the “LionTree Vesting Shares”), and (ii) 430,311 of the LionTree Subject Warrants (the “LionTree Vesting Warrants” and together with the LionTree Vesting Shares, the “LionTree Vesting Securities”) shall be unvested at Closing and shall be subject to the vesting and forfeiture provisions set forth in this Article IV (with the remaining LionTree Subject Shares and LionTree Subject Warrants being vested at Closing and not subject to forfeiture).

Annex H-4

Section 4.3 Performance Vesting.

(a) The Sponsor, the Company and the Target agree that of the Sponsor Vesting Securities:

(i) the Sponsor First Trigger Securities shall vest (and not be subject to forfeiture) upon the occurrence of the $15.00 Share Price Milestone; and

(ii) the Sponsor Second Trigger Securities shall vest (and not be subject to forfeiture) upon the occurrence of the $17.50 Share Price Milestone.

(b) LionTree, the Company and the Target agree that of the LionTree Vesting Securities:

(i) the LionTree First Trigger Securities shall vest (and not be subject to forfeiture) upon the occurrence of the $15.00 Share Price Milestone; and

(ii) the LionTree Second Trigger Securities shall vest (and not be subject to forfeiture) upon the occurrence of the $17.50 Share Price Milestone.

(c) If a Share Price Milestone does not occur during the period commencing on the Closing Date and ending on the Earnout Expiry Date, the applicable securities that were eligible to vest as provided in this Section 4.3 shall not vest, and shall be forfeited, deemed transferred by the forfeiting holder to the Company, and shall be cancelled by the Company and cease to exist.

(d) To effect the forfeiture and cancellation of any Vesting Securities that have not vested in accordance with the terms of this Sponsor Agreement upon the expiry of the Earnout Period (such unvested Vesting Securities, the “Forfeited Vesting Securities”), on the Earnout Expiry Date:

(i) the applicable Sponsor Vehicle shall transfer the applicable Forfeited Vesting Securities to the Company for cancellation in exchange for no consideration;

(ii) the Company shall immediately retire and cancel all of the Forfeited Vesting Securities (and shall direct the Company’s transfer agent (or such other intermediaries as appropriate) to take any and all such actions incident thereto); and

(iii) the applicable Sponsor Vehicle shall take such other actions as reasonably requested by the Company (at the Company’s sole cost and expense) to cause the applicable Forfeited Vesting Securities to be retired and cancelled, after which such Forfeited Vesting Securities shall no longer be issued or outstanding.

Section 4.4 Company Sale. In the event that an Acceleration Event (as defined in the Business Combination Agreement) occurs after the Closing but on or prior to the Earnout Expiry Date, then any Vesting Securities that have not previously vested shall be deemed vested to the holders of such Vesting Securities as of immediately prior to the Effective Time upon such Acceleration Event, unless, in the case of an Acceleration Event that is a Change of Control (as defined in the Business Combination Agreement), the value of the consideration to be received by the holders of Surviving Company Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $15.00 Share Price Milestone and/or the $17.50 Share Price Milestone, as applicable; provided, that the determinations of such consideration and value shall be determined in good faith by the disinterested members of the Surviving Company Board; and provided, further that such Vesting Securities that are not deemed vested as of such Change of Control transaction shall be cancelled to the extent that such Change of Control transaction consists of a sale of the Surviving Company by merger, business combination or otherwise in which the stockholders of the Surviving Company receive only cash consideration for their shares. In the case of a Change of Control transaction consisting of a sale of the Surviving Company by merger, business combination or otherwise in which the stockholders of the Surviving Company receive other than only cash consideration for their shares, the board of directors of the Surviving Company shall determine the treatment of the Vesting Securities in their sole discretion; provided that the Vesting Securities shall be entitled to the same treatment granted to a majority of the Earnout Shares (taking into account the Earnout Shares that are already issued).

Annex H-5

Section 4.5 Rights over Unvested Securities. Subject to the limitations contemplated herein, with respect to the Vesting Securities, the applicable Sponsor Vehicle (and/or its Permitted Transferee(s)) shall have the right to receive dividends and/or distributions made to the holders of Company Common Stock and to voting rights generally granted to holders of Company Common Stock; provided, however, that any dividends or other distributions payable with respect to such unvested Vesting Securities shall be set aside by the Company and shall be paid to the applicable Sponsor Vehicle (and/or its Permitted Transferee(s)) upon the vesting of the applicable Vesting Securities (if at all); provided, further, that to the extent not yet vested, the Vesting Securities shall not entitle the holder thereof to consideration in connection with any sale or other transaction except as provided in Section 4.4 and other than for any permitted transfers pursuant to Article III, may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by a Sponsor Vehicle (and/or its Permitted Transferee(s)), as the case may be, or be subject to execution, attachment or similar process, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Vesting Securities shall be null and void.

ARTICLE V
REPRESENTATIONS and WARRANTIES

Section 5.1 Each party to this Sponsor Agreement represents and warrants to the other parties hereto as follows as of the date hereof:

(a) Such party is an entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of such party. Such party possesses all requisite entity power and authority necessary to carry out the transactions contemplated by this Sponsor Agreement.

(b) The execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby have been duly authorized by such party.

(c) This Sponsor Agreement has been duly executed and delivered by such party and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, constitutes a legally valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) The execution and delivery by such party of this Sponsor Agreement and the fulfillment of and compliance with the terms hereof by such party will not (i) conflict with or result in a violation of the organizational documents of such party or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such party or, in the case of the Sponsor, the Sponsor Initial Shares and the Subject Warrants, and in the case of LionTree, the LionTree Subject Shares and the LionTree Subject Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such party of its obligations under this Sponsor Agreement.

(e) There are no Actions pending against such party or, to the knowledge of such party, threatened against such party, before (or, in the case of threatened Actions that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such party of its obligations under this Sponsor Agreement.

(f) No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such party or any of its Affiliates, except, (i) in the case of the Target, as set forth on Schedule 4.14 of the Business Combination Agreement, (ii) in the case of the Company, as set forth on Acquiror Schedule 5.10 of the Business Combination Agreement, or (iii) as otherwise set forth in this Agreement.

(g) Such party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such party’s obligations hereunder.

Annex H-6

Section 5.2 Each Sponsor Vehicle further represents and warrants to the Target and the Company as follows as of the date hereof:

(a) It has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked.

(b) It has had the opportunity to read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors.

Section 5.3 The Sponsor further represents and warrants to the Target and the Company as follows as of the date hereof:

(a) The Sponsor has good title to all Sponsor Initial Shares and Sponsor Subject Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Sponsor Initial Shares or Sponsor Subject Warrants (other than transfer restrictions under the Securities Act)) affecting any such Sponsor Initial Shares or Sponsor Subject Warrants, other than pursuant to (i) this Sponsor Agreement, (ii) the Company’s M&A, (iii) the Business Combination Agreement, (iv) the Registration Rights Agreement, dated as of March 2, 2021, by and among the Company, the Sponsor and the other parties thereto, (v) restrictions on transfer in the Sponsor’s limited liability company agreement, or (vi) any applicable securities laws.

(b) The Sponsor Initial Shares and Sponsor Subject Warrants are the only shares of Company Common Stock and the only warrants to purchase Company Common Stock owned of record or beneficially owned by the Sponsor as of the date hereof, and none of such Sponsor Initial Shares or Sponsor Subject Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Sponsor Initial Shares or Sponsor Subject Warrants, except as provided in this Sponsor Agreement.

Section 5.4 LionTree further represents and warrants to the Target and the Company as follows as of the date hereof:

(a) LionTree has good title to all LionTree Subject Shares and LionTree Subject Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such LionTree Subject Shares or LionTree Subject Warrants (other than transfer restrictions under the Securities Act)) affecting any such LionTree Subject Shares or LionTree Subject Warrants, other than pursuant to (i) this Sponsor Agreement, (ii) the Company’s M&A, (iii) the Business Combination Agreement, (iv) the Registration Rights Agreement, dated as of March 2, 2021, by and among the Company, the Sponsor and the other parties thereto, (v) restrictions on transfer in LionTree’s limited liability company agreement, or (vi) any applicable securities laws.

(b) The LionTree Subject Shares and LionTree Subject Warrants are the only shares of Company Common Stock and the only warrants to purchase Company Common Stock owned of record or beneficially owned by LionTree as of the date hereof, and none of such LionTree Subject Shares or LionTree Subject Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such LionTree Subject Shares or LionTree Subject Warrants, except as provided in this Sponsor Agreement.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the termination of the Business Combination Agreement in accordance with Article X thereof. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any willful and material breach of this Sponsor Agreement prior to such termination.

Annex H-7

Section 6.2 Changes in Capital Stock. If, and as often as, there are any changes in the Company or the Company Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company, the Sponsor and LionTree, the Sponsor Initial Shares, the Subject Shares, the Subject Warrants and the Vesting Securities as so changed.

Section 6.3 Governing Law. This Sponsor Agreement, the rights and duties of the parties hereto, any disputes (whether in contract, tort or statute), and the legal relations between the parties arising hereunder shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware without reference to the conflicts of laws provisions thereof.

Section 6.4 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Sponsor Agreement shall be brought against any of the parties in the United States District Court for the District of Delaware or any Delaware state court located in Wilmington, Delaware, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 6.5 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS SPONSOR AGREEMENT.

Section 6.6 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder may be assigned (including by operation of law) without the prior written consent of the parties hereto. Any attempted assignment in violation of the terms of this Section 6.6 shall be null and void, ab initio.

Section 6.7 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief in the chancery court or any other state or federal court within the State of Delaware, to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Sponsor Agreement in accordance with Section 6.1, this being in addition to any other remedy to which they are entitled under this Sponsor Agreement, and (b) the right of specific enforcement is an integral part of the transaction contemplated by this Sponsor Agreement and without that right, none of the parties would have entered into this Sponsor Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in accordance with this Section 6.7 shall not be required to provide any bond or other security in connection with any such injunction.

Section 6.8 Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 6.9 Severability. In the event that any provision of this Sponsor Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Annex H-8

Section 6.10 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours, addressed as follows:

If to Company:

Isos Acquisition Corporation

55 Post Road W, Suite 200

Westport, CT 06880

Attention: Winston Meade

Email: wmeade@isoscap.com

with a copy to (which will not constitute notice):

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

Attention: Anson Frelinghuysen

Email: anson.frelinghuysen@hugheshubbard.com

If to Target:

Bowlero Corp.

222 West 44th Street

New York, NY 10036

Attn: Brett I. Parker

Email:

with a copy to (which will not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Jeffrey D. Marell; Michael Vogel

Email: jmarell@paulweiss.com; mvogel@paulweiss.com

If to Sponsor:

Isos Acquisition Sponsor LLC

55 Post Road W, Suite 200

Westport, CT 06880

Attention: Winston Meade

Email: wmeade@isoscap.com

with a copy to (which will not constitute notice):

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

Attention: Anson Frelinghuysen

Email: anson.frelinghuysen@hugheshubbard.com

Annex H-9

If to LionTree:

LionTree Partners LLC

660 Madison Avenue

New York, New York 10065

Attention: Ehren Stenzler

Email: estenzler@liontree.com

with a copy to (which will not constitute notice):

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attention: Sidney Burke

Email: sidney.burke@dlapiper.com

Section 6.11 No Joint Venture. Nothing contained in this Sponsor Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Sponsor Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Sponsor Agreement, prior to the Effective Time, (i) no party shall have the power by virtue of this Sponsor Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Sponsor Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 6.11.

Section 6.12 Construction. Unless the context of this Sponsor Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (d) the terms “Article” and “Section” refer to the specified Article or Section of this Sponsor Agreement unless otherwise specified, (e) the word “including” shall mean “including without limitation”, (f) the word “or” shall be disjunctive but not exclusive, (g) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, and (h) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The language used in this Sponsor Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party. Whenever this Sponsor Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

Section 6.13 Counterparts. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 6.14 Entire Agreement. This Sponsor Agreement, together with the Business Combination Agreement and the agreements contemplated thereby, constitutes the full and entire understanding and agreement among the parties, and supersedes any prior agreement or understanding among the parties, with regard to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein.

[Signature page follows]

Annex H-10

IN WITNESS WHEREOF, the parties hereto have caused this Sponsor Agreement to be duly executed as of the date first written above.

SPONSOR:
Isos Acquisition Sponsor LLC
By:
Name:
Title:
LIONTREE:
LionTree Partners LLC
By:
Name:
Title:
COMPANY:
Isos Acquisition Corporation
By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

Annex H-11

TARGET:
Bowlero Corp.
By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

Annex H-12

Annex I

Confidential
Execution Version

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of July 1, 2021 by and among (i) Isos Acquisition Corporation, a Cayman Islands exempted company corporation (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the BCA, as defined below) (together with its successors, “Acquiror”), (ii) Bowlero Corp., a Delaware corporation (the “Company”), and (iii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the BCA.

WHEREAS, on or about the date hereof, Acquiror and the Company entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “BCA”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Acquiror and the Company will enter into a business combination transaction pursuant to which the Company will merge with and into the Acquiror (the “Merger”), with the Acquiror surviving the Merger, and as a result of which all of the Company Preferred Stock will be converted into the right to receive an amount in cash, and all of the Company Common Stock will be converted into the right to receive Applicable Surviving Company Common Stock or cash, at the holder’s election, along with Earnout Shares, all on the terms and subject to the conditions set forth in the BCA;

WHEREAS, as of the date hereof, Holder is a holder of Company Common Stock and/or Company Options, in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the BCA, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the Applicable Surviving Company Common Stock (including, for the avoidance of doubt, any Earnout Shares) and/or Converted Options to be received by Holder as consideration in the Merger, including any Applicable Surviving Company Common Stock underlying the Converted Options (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.      Lock-Up Provisions.

(a)     Holder hereby agrees not to, without the prior written consent of the Acquiror in accordance with Section 2(h), during the period (the “Lock-Up Period”) commencing from the Closing and ending on the Lock-Up Expiry Date: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Restricted Securities owned by Holder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities owned by Holder, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”); provided that any pledge, hypothecation or other grant of a security interest in Restricted Securities to one or more lending institutions as collateral or security for or in connection with any margin loan, or other loans, advances or extensions of credit entered into by Holder or any of its affiliates or any refinancings thereof and any transfers of such Restricted Securities upon foreclosure, shall not be deemed a Prohibited Transfer, so long as such lending institutions agree in writing to be bound by the restrictions set forth in this Agreement as Permitted Transferees; and provided, further, that, for the avoidance of doubt, to the extent the undersigned has demand, piggyback and/or other registration rights, the foregoing shall

Annex I-1

not prohibit the undersigned from notifying the Acquiror privately that it is or will be exercising its demand and/or piggyback registration rights following the expiration of the Lock-Up Period and requiring preparations related thereto, including confidential submission of a registration statement with the SEC. The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (as defined below), (III) by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement or (IV) in connection with the Acquiror’s consummation of a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction that results in all of Acquiror’s stockholders having the right to exchange their equity holdings in Acquiror for cash, securities or other property; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to Acquiror and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (A) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (B) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (C) if Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (D) if Holder is an entity, any direct or indirect partners, members or equity holders of Holder, any affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates and (E) in the case of TS or Atairos (each, a “Major Holder”), any Permitted Transferee of such Holder as defined in the Stockholders’ Agreement as in effect as of the Closing. Holder further agrees to execute such agreements as may be reasonably requested by Acquiror or the Company that are consistent with the foregoing or that are necessary to give further effect thereto.

The “Lock-Up Expiry Date” shall be the earliest to occur of (x) the date that is 180 days after the Closing Date, (y) the date after the Closing on which the Acquiror consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction that results in all of the Acquiror’s stockholders having the right to exchange their equity holdings in the Acquiror for cash, securities or other property, and (z) the satisfaction (or deemed satisfaction) of the Fall-Away Condition.

The “Fall-Away Condition” shall be satisfied if, after the Closing, the closing price of the Surviving Company Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period following the Closing Date, provided that if the Fall-Away Condition is satisfied prior to the 90th day following the Closing Date, the Fall-Away Condition shall only be deemed to be satisfied on the 90th day following the Closing Date.

(b)    If any Prohibited Transfer is made contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Acquiror may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period, except in compliance with the foregoing restrictions. If Acquiror waives or terminates any of the restrictions in this Agreement in connection with a transfer of Restricted Securities, with respect to any of the securities of any other Major Holder, then the provisions of this Agreement shall be waived or terminated as to Holder, as applicable, to the same extent and on the same terms with respect to the same pro rata percentage of Restricted Securities of Holder as the percentage of Restricted Securities being waived or terminated represent with respect to the Restricted Securities held by such other Major Holder.

Annex I-2

(c)     During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF JULY 1, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly after the expiration of the Lock-Up Period, Acquiror will remove such legend from the certificates evidencing the Restricted Securities.

(d)    For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of Acquiror during the Lock-Up Period, including the right to vote any Restricted Securities.

2.      Miscellaneous.

(a)     Termination of BCA. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the BCA is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b)    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Acquiror in accordance with Section 2(h). Each of Acquiror and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c)     Third Parties. Except for the rights of the Sponsor (or its assignee) as provided in Section 2(h), nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)    Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 11.05 and 11.11 of the BCA shall apply to this Agreement mutatis mutandis.

(e)     Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(f)     Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email during

Annex I-3

normal business hours, (iii) by FedEx or other nationally recognized overnight courier service or (iv) after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, and otherwise on the next Business Day, addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Acquiror prior to the Closing, to:	With a copy (which will not constitute notice) to:

Isos Acquisition Corporation	Hughes Hubbard & Reed LLP
55 Post Road W, Suite 200	One Battery Park Plaza
Westport, CT 06880	New York, New York 10004
Attention: Winston Meade	Attention: Anson Frelinghuysen
Email: wmeade@isoscap.com	Email: anson.frelinghuysen@hugheshubbard.com

If to the Company, to:	With a copy (which shall not constitute notice) to:

Bowlero Corp.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
222 West 44th Street	1285 Avenue of the Americas
New York, NY 10036	New York, New York 10019
Attn: Brett I. Parker	Attention: Jeffrey D. Marell; Michael Vogel
Email:	Email: jmarell@paulweiss.com;
mvogel@paulweiss.com

If to Acquiror from and after the Closing, to:	With copies (which shall not constitute notice) to:

Bowlero Corp.	Bowlero Corp.
c/o Isos Acquisition Sponsor LLC	222 West 44th Street
55 Post Road W, Suite 200	New York, NY 10036
Westport, CT 06880	Attn: Brett I. Parker
Attention: Winston Meade	Email:
Email: wmeade@isoscap.com
and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey D. Marell; Michael Vogel
Email: jmarell@paulweiss.com;
mvogel@paulweiss.com

and

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Attention: Anson Frelinghuysen
Email: anson.frelinghuysen@hugheshubbard.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(g)    Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Acquiror, the Company and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Annex I-4

(h)    Authorization on Behalf of Acquiror. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any and all determinations, actions or other authorizations under this Agreement on behalf of Acquiror from and after the Closing, including enforcing Acquiror’s rights and remedies under this Agreement, or providing any waivers or amendments with respect to this Agreement or the provisions hereof, shall solely be made, taken and authorized by, or as directed by, Acquiror’s sponsor, Isos Acquisition Sponsor LLC (the “Sponsor”); provided, that the Sponsor may, without being required to obtain the consent of any party hereto, assign all of its rights under this Agreement to any Affiliate of the Sponsor to whom the Sponsor’s Acquiror shares are transferred after the Closing. Without limiting the foregoing, in the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of Acquiror or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of Acquiror or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(i)      Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j)     Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Acquiror and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Acquiror and the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k)     Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the BCA or any Ancillary Agreements. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Acquiror and the Company or any of the obligations of Holder under any other agreement between Holder and Acquiror or the Company or any certificate or instrument executed by Holder in favor of Acquiror or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Acquiror or the Company or any of the obligations of Holder under this Agreement.

(l)     Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m)   Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex I-5

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Acquiror:
Isos Acquisition Corporation
By:
Name:
Title:

The Company:
Bowlero Corp.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex I-6

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder: [_______________________________]

By:
Name:
Title:

Number and Type of Company Securities:

Company Common Stock:
Company Options:

Address for Notice:

Address:

Facsimile No.:
Telephone No.:
Email:

[Signature Page to Lock-Up Agreement]

Annex I-7

Annex J

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

by and among

ISOS ACQUISITION CORPORATION,

and

THE STOCKHOLDERS THAT ARE SIGNATORIES HERETO

Dated as of July 1, 2021

Exhibit A	Joinder Agreement

Annex J-i

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of July 1, 2021 (as amended, restated, supplemented or otherwise modified from time to time, this “ Agreement”), is made and entered into by and among (i) Isos Acquisition Corporation, a Cayman Islands exempted company (the “Company”), (ii) the stockholders of the Company party hereto (the “Stockholders”) and (iii) any person or entity who hereafter becomes a party to this Agreement pursuant to Section 4.06 of this Agreement (each, a “Holder” and collectively with the Stockholders, the “Holders”).

RECITALS:

WHEREAS, the Company and Bowlero Corp., a Delaware corporation (“Bowlero”) have entered into a Business Combination Agreement, dated as of July 1, 2021 (as amended from time to time on or prior to the date hereof, the “Business Combination Agreement”), pursuant to which Bowlero will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”);

WHEREAS, the Company and Isos Acquisition Sponsor LLC, a Delaware limited liability company and a Stockholder (the “ Sponsor”) are parties to that certain Registration and Shareholder Rights Agreement, dated as of March 2, 2021 (the “Original Registration Rights Agreement”), which shall be amended and restated by this Agreement;

WHEREAS, following the closing of the Merger (the “ Closing”), the Sponsor and the other Stockholders will own shares of Class A Common Stock, par value $0.0001 per share of the Company (the “Class A Common Stock”), Class A Common Stock Equivalents (as defined herein), shares of Class B Common Stock, par value $0.0001 per share of the Company (the “Class B Common Stock”), which are convertible on a share for share basis into shares of Class A Common Stock and/or Class B Common Stock Equivalents (as defined herein);

WHEREAS, in connection with the Merger, the Company has agreed to provide the registration rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Article 1
Certain Definitions

Section 1.01. Definitions. As used herein, the following terms shall have the following meanings:

“Additional Piggyback Rights” has the meaning ascribed to such term in Section 2.03(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such Person. For the purposes of this definition “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, neither the Company nor any Person controlled by the Company shall be deemed to be an Affiliate of any Holder.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Automatic shelf registration statement” has the meaning ascribed to such term in Section 2.04.

“Board” means the Board of Directors of the Company.

“Bowlero” has the meaning ascribed to such term in the Recitals.

“Business Combination Agreement” has the meaning ascribed to such term in the Recitals.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Claims” has the meaning ascribed to such term in Section 2.09(a).

“Class A Common Stock” has the meaning ascribed to such term in the recitals.

Annex J-1

“Class A Common Stock Equivalents” means all shares of Class B Common Stock, all Class B Common Stock Equivalents, and all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Class A Common Stock (including any note or debt security convertible into or exchangeable for shares of Class A Common Stock).

“Class B Common Stock” has the meaning ascribed to such term in the recitals.

“Class B Common Stock Equivalents” means all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject), shares of Class B Common Stock (including any note or debt security convertible into or exchangeable for shares of Class B Common Stock).

“Common Stock” means all shares existing or hereafter authorized of the Class A Common Stock and Class B Common Stock, and any class of common stock of the Company and any and all securities of any kind whatsoever which may be issued after the date hereof in respect of, or in exchange for, such shares of common stock of the Company pursuant to a merger, consolidation, stock split, stock dividend or recapitalization of the Company or otherwise.

“Company” has the meaning ascribed to such term in the Preamble.

“Confidential Information” has the meaning ascribed to such term in Section 4.15.

“Demand Exercise Notice” has the meaning ascribed to such term in Section 2.01(b)(i).

“Demand Registration” has the meaning ascribed to such term in Section 2.01(b)(i).

“Demand Registration Period” has the meaning ascribed to such term in Section 2.01(b)(i).

“Demand Registration Request” has the meaning ascribed to such term in Section 2.01(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Expenses” means any and all fees and expenses incident to the Company’s performance of or compliance with Article 2, including: (i) SEC, stock exchange, FINRA and all other registration and filing fees and all listing fees and fees with respect to the inclusion of securities on the NYSE or on any other U.S. or non-U.S. securities market on which the Registrable Securities are listed or quoted, (ii) fees and expenses of compliance with state securities or “blue sky” laws of any state or jurisdiction of the United States or compliance with the securities laws of foreign jurisdictions and in connection with the preparation of a “blue sky” survey, including reasonable fees and expenses of outside “blue sky” counsel and securities counsel in foreign jurisdictions, (iii) word processing, printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) fees and disbursements of counsel for the Company, (vii) with respect to each registration or underwritten offering, the reasonable fees and disbursements of one counsel for the Initiating Holder and one counsel for all other Participating Holder(s) collectively (selected by the holders of a majority of the Registrable Securities held by such other Participating Holder(s)), together in each case with any local counsel, provided that expenses payable by the Company pursuant to this clause (vii) shall not exceed (1) $150,000 for the first registration pursuant to this Agreement and (2) $100,000 for each subsequent registration, (viii) fees and disbursements of all independent public accountants (including the expenses of any opinion and/or audit/review and/or “comfort” letter and updates thereof) and fees and expenses of other Persons, including special experts, retained by the Company, (ix) fees and expenses payable to a Qualified Independent Underwriter (but expressly excluding any underwriting discounts and commissions), (x) fees and expenses of any transfer agent or custodian, (xi) any other fees and disbursements of underwriters, if any, customarily paid by issuers or sellers of securities, including reasonable fees and expenses of counsel for the underwriters in connection with any filing with or review by FINRA (but expressly excluding any underwriting discounts and commissions) and (xii) rating agency fees and expenses.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Initiating Holders” has the meaning ascribed to such term in Section 2.01(b)(i).

Annex J-2

“Joinder Agreement” means a writing in the form set forth in Exhibit A hereto whereby a new Holder of Registrable Securities becomes a party to, and agrees to be bound, to the same extent as its transferor, as applicable, by the terms of this Agreement.

“Major Holders” means (i) A-B Parent LLC, a Delaware limited liability company, and (ii) collectively, Cobalt Recreation LLC, a Delaware limited liability company, and Thomas F. Shannon.

“Majority Participating Holders” means Participating Holders holding more than 50% of the Registrable Securities proposed to be included in any offering of Registrable Securities by such Participating Holders pursuant to Section 2.01 or Section 2.02.

“Manager” means the lead managing underwriter of an underwritten offering.

“Minimum Threshold” means $50.0 million.

“Opt-Out Request” has the meaning ascribed to such term in Section 4.16.

“Participating Holders” means all Holders of Registrable Securities which are proposed to be included in any offering of Registrable Securities pursuant to Section 2.01 or Section 2.02.

“Person” means any individual, firm, corporation, company, limited liability company, partnership, trust, joint stock company, business trust, incorporated or unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“Piggyback Notice” has the meaning ascribed to such term in Section 2.02(a).

“Piggyback Shares” has the meaning ascribed to such term in Section 2.03(a)(ii).

“Postponement Period” has the meaning ascribed to such term in Section 2.01(c).

“Qualified Independent Underwriter” means a “qualified independent underwriter” within the meaning of FINRA Rule 5121.

“Registrable Securities” means (a) any shares of Class A Common Stock held by the Holders at any time (including those held as a result of, or issuable upon, the conversion or exercise of Class A Common Stock Equivalents), whether now owned or acquired by the Holders at a later time, (b) any shares of Class A Common Stock issued or issuable, directly or indirectly, in exchange for or with respect to the Class A Common Stock referenced in clause (a) above by way of stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, merger, share exchange, consolidation or other reorganization and (c) any securities other than Class B Common Stock or Class B Common Stock Equivalents issued in replacement of or exchange for any securities described in clause (a) or (b) above. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (including upon conversion, exercise or exchange of any equity interests but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall not be required to convert, exercise or exchange such equity interests (or otherwise acquire such Registrable Securities) to participate in any registered offering hereunder until the closing of such offering. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities shall have been disposed of in compliance with the requirements of Rule 144, (C) such securities have been sold in a public offering of securities or (D) such securities have ceased to be outstanding.

“Rule 144” have the meaning ascribed to such term in Section 4.02.

“SEC” means the U.S. Securities and Exchange Commission or such other federal agency which at such time administers the Securities Act.

“Section 2.03(a) Sale Number” has the meaning ascribed to such term in Section 2.03(a).

“Section 2.03(b) Sale Number” has the meaning ascribed to such term in Section 2.03(b).

Annex J-3

“Section 2.03(c) Sale Number” has the meaning ascribed to such term in Section 2.03(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC issued under such Act, as they may from time to time be in effect.

“Shelf Registrable Securities” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Shelf Registration Statement” has the meaning ascribed to such term in Section 2.01(a)(i).

“Shelf Underwriting” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Shelf Underwriting Initiating Holders” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Shelf Underwriting Notice” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Shelf Underwriting Request” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Subsidiary” means any direct or indirect subsidiary of the Company on the date hereof and any direct or indirect subsidiary of the Company organized or acquired after the date hereof.

“Underwritten Block Trade” has the meaning ascribed to such term in Section 2.01(a)(ii).

“Valid Business Reason” has the meaning ascribed to such term in Section 2.01(c).

“WKSI” means a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act).

Article 2
Registration Rights

Section 2.01. Demand Registrations. (a) (i) As soon as practicable but no later than thirty (30) calendar days following the closing of the Merger (the “Filing Date”), the Company shall prepare and file with the SEC a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth (90th) calendar day following the Filing Date if the Commission notifies the Company that it will “review” the Shelf Registration Statement and (y) the tenth (10th) business day after the date the Company is notified in writing by the SEC that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Shelf Registration Statement on Form S-1, the Company shall use its commercially reasonable efforts to convert such Shelf Registration Statement to a Shelf Registration Statement on Form S-3 as soon as practicable after the Company is eligible to use Form S-3.

(ii) Subject to Section 2.01(c) and the provisions below with respect to the Minimum Threshold, following the expiration of any applicable lock-up restrictions, each Holder (or Holders) shall have the right at any time and from time to time to elect to sell all or any part of its Registrable Securities pursuant to an underwritten offering pursuant to the Shelf Registration Statement by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. The Holder or Holders shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such underwritten offering specifying the number of Registrable Securities that the Holder or Holders desire to sell pursuant to such underwritten offering (the “Shelf Underwriting”). With respect to any Shelf Underwriting Request, the Holder or Holders making such demand shall be referred to as the “Shelf Underwriting Initiating Holders”. As promptly as practicable, but no later than two (2) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request

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to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to Sections 2.03 and 2.06, shall include in such Shelf Underwriting (x) the Registrable Securities of the Shelf Underwriting Initiating Holders and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within five (5) days after the receipt of the Shelf Underwriting Notice. The Company shall, as expeditiously as possible (and in any event within fifteen (15) Business Days after the receipt of a Shelf Underwriting Request), but subject to Section 2.01(b), use its reasonable best efforts to effect such Shelf Underwriting. The Company shall, at the request of any Shelf Underwriting Initiating Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Shelf Underwriting Initiating Holders or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Notwithstanding anything to the contrary in this Section 2.01(a)(ii), each Shelf Underwriting must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Shelf Underwriting by all Participating Holders). In connection with any Shelf Underwriting (including an Underwritten Block Trade), the Shelf Underwriting Initiating Holders shall have the right to designate the Manager and each other managing underwriter in connection with any such Shelf Underwriting or Underwritten Block Trade; provided that in each case, each such underwriter is reasonably satisfactory to the Company, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, if a Shelf Underwriting Initiating Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, such Shelf Underwriting Initiating Holder only needs to notify the Company and the Major Holders of the Underwritten Block Trade three (3) Business Days prior to the day such offering is to commence and the other Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade. The Major Holders shall be entitled to, and shall have one (1) Business Day from receipt of such notice to determine whether to, participate in such Underwritten Block Trade.

(b) (i) If, following the first anniversary of the Closing Date, the Shelf Registration Statement required to be filed pursuant to Section 2.01(a) is not available for use by the Holders other than pursuant to Section 2.01(c) (a “Demand Registration Period”), then, at any time and from time to time during such Demand Registration Period, each Holder (or Holders) shall have the right to require the Company to effect one or more registration statements under the Securities Act covering all or any part of its Registrable Securities by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such registration and the intended method of distribution thereof. Any such request by any Holder or Holders pursuant to this Section 2.01(b)(i) is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Investor(s) making such demand for registration being referred to as the “Initiating Holders”).i Subject to Section 2.01(c), the Holders shall be entitled to request (and the Company shall be required to effect) an unlimited number of Demand Registrations. The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities in accordance with Section 2.02, and, subject to Sections 2.03 and 2.06, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to Section 2.02. Notwithstanding anything to the contrary in this Section 2.01(b)(i), each Demand Registration must include, in the aggregate, Registrable Securities having an aggregate market value of at least the Minimum Threshold (based on the Registrable Securities included in such Demand Registration by all Holders participating in such Demand Registration). In connection with any Demand Registration, the Initiating Holder shall have the right to designate the Manager and each other managing underwriter in connection with any underwritten offering pursuant to such registration; provided that in each case, each such underwriter is reasonably satisfactory to the Company, which approval shall not be unreasonably withheld or delayed.

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(ii) The Company shall, as expeditiously as possible, but subject to Section 2.01(c), use its reasonable best efforts to (x) file or confidentially submit with the SEC (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration and or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register for distribution in accordance with the intended method of distribution, and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

(c) Notwithstanding anything to the contrary in Section 2.01(a) or Section 2.01(b), the Shelf Underwriting and Demand Registration rights granted in Section 2.01(a) and Section 2.01(b) are subject to the following limitations: (i) the Company shall not be required to file or confidentially submit a registration statement pursuant to Section 2.01(b) or cause a registration statement filed or confidentially submitted pursuant to Section 2.01(b) to be declared effective within a period of ninety (90) days after the effective date of any other registration statement of the Company filed pursuant to the Securities Act (other than a Form S-4, Form S-8 or a comparable form or an equivalent registration form then in effect); (ii) the Company shall not be required to effect more than three (3) Demand Registrations or Shelf Underwritings on Form S-1 or any similar long-form registration statement at the request of the Holders in any twelve-month period; (iii) if the Board, in its good faith judgment, determines that any registration of Registrable Securities or Shelf Underwriting should not be made or continued because it would materially and adversely interfere with any existing or potential financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries or would otherwise result in the public disclosure of information that the Board in good faith has a bona fide business purpose for keeping confidential (a “Valid Business Reason”), then (x) the Company may postpone filing or confidentially submitting a registration statement relating to a Demand Registration Request or a prospectus supplement relating to a Shelf Underwriting Request until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty five (45) days after the date the Board determines a Valid Business Reason exists or (y) if a registration statement has been filed or confidentially submitted relating to a Demand Registration Request or a prospectus supplement has been filed relating to a Shelf Underwriting Request, if the Valid Business Reason has not resulted in whole or in part from actions taken or omitted to be taken by the Company (other than actions taken or omitted with the consent of the Initiating Holder (not to be unreasonably withheld or delayed)), the Company may, to the extent determined in the good faith judgment of the Board to be reasonably necessary to avoid interference with any of the transactions described above, suspend use of or, if required by the SEC, cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than forty five (45) days after the date the Board determines a Valid Business Reason exists (such period of postponement or withdrawal under this clause (iv), the “Postponement Period”). The Company shall give written notice to the Initiating Holders or Shelf Underwriting Initiating Holders and any other Holders that have requested registration pursuant to Section 2.02 of its determination to postpone or suspend use of or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or suspension or withdrawal no longer exists, in each case, promptly after the occurrence thereof; provided, however, that the Company shall not be entitled to more than two (2) Postponement Periods during any twelve (12) month period.

Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company that the Company has determined to suspend use of, withdraw, terminate or postpone amending or supplementing any registration statement pursuant to clause (c)(iii) above, such Holder will discontinue its disposition of Registrable Securities pursuant to such registration statement. If the Company shall have suspended use of, withdrawn or terminated a registration statement filed under Section 2.01(b)(i) (whether pursuant to clause (c)(iii) above or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), the Company shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement until the Company shall have permitted use of such suspended registration statement or filed a new registration statement covering the Registrable Securities covered by the withdrawn or terminated registration statement and such registration statement shall have been declared effective and shall not have been withdrawn. If the Company shall give any notice of suspension, withdrawal or postponement of a registration statement, the Company shall, not

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later than five (5) Business Days after the Valid Business Reason that caused such suspension, withdrawal or postponement no longer exists (but, with respect to a suspension, withdrawal or postponement pursuant to clause (c)(iii) above, in no event later than forty five (45) days after the date of the suspension, postponement or withdrawal), as applicable, permit use of such suspended registration statement or use its reasonable best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the withdrawn or postponed registration statement in accordance with this Section 2.01 (unless the Initiating Holders or Shelf Underwriting Initiating Holders shall have withdrawn such request, in which case the Company shall not be considered to have effected a Demand Registration for the purposes of this Agreement and such request shall not count as a Demand Registration Request under this Agreement), and following such permission or such effectiveness such registration shall no longer be deemed to be suspended, withdrawn or postponed pursuant to clause (iv) of Section 2.01(c) above.

(d) No Demand Registration shall be deemed to have occurred for purposes of Section 2.01(b) (i) if the registration statement relating thereto (x) does not become effective, (y) is not maintained effective for a period of at least one hundred eighty (180) days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold (provided, however, that such period shall be extended for a period of time equal to the period any Holder of Registrable Securities refrains from selling any securities included in such Registration Statement at the request of the Company or an underwriter of the Company), or (z) is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, (ii) for each Initiating Holder, if less than seventy five percent (75%) of the Registrable Securities requested by such Initiating Holder to be included in such Demand Registration are not so included pursuant to Section 2.03, (iii) if the method of disposition is a firm commitment underwritten public offering and less than seventy five percent (75%) of the applicable Registrable Securities have not been sold pursuant thereto (excluding any Registrable Securities included for sale in the underwriters’ overallotment option) or (iv) if the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a default or breach thereunder by such Initiating Holder(s) or its Affiliates or are otherwise waived by such Initiating Holder(s)).

(e) Any Initiating Holder may withdraw or revoke a Demand Registration Request delivered by such Initiating Holder at any time prior to the effectiveness of such Demand Registration by giving written notice to the Company of such withdrawal or revocation and such Demand Registration shall have no further force or effect and such request shall not count as a Demand Registration Request under this Agreement.

Section 2.02. Piggyback Registrations. (a) If the Company proposes or is required to register any of its equity securities for its own account or for the account of any other shareholder under the Securities Act (other than pursuant to registrations on Form S-4 or Form S-8 or any similar successor forms thereto), the Company shall give written notice (the “Piggyback Notice”) of its intention to do so to each of the Holders of record of Registrable Securities, at least five (5) Business Days prior to the filing of any registration statement under the Securities Act. Notwithstanding the foregoing, the Company may delay any Piggyback Notice until after filing a registration statement, so long as all recipients of such notice have five (5) days to determine whether to participate in an offering. Upon the written request of any such Holder, made within five (5) days following the receipt of any such Piggyback Notice (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof), the Company shall, subject to Sections 2.02(c), 2.03 and 2.06 hereof, use its reasonable best efforts to cause all such Registrable Securities, the Holders of which have so requested the registration thereof, to be registered under the Securities Act with the securities which the Company at the time proposes to register to permit the sale or other disposition by the Holders (in accordance with the intended method of distribution thereof) of the Registrable Securities to be so registered, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the registration statement filed by the Company or the prospectus related thereto. There is no limitation on the number of such piggyback registrations which the Company is obligated to effect pursuant to the preceding sentence. No registration of Registrable Securities effected under this Section 2.02(a) shall relieve the Company of its obligations to effect Demand Registrations under Section 2.01 hereof. For the avoidance of doubt, this Section 2.02 shall not apply to any Underwritten Block Trade.

(b) Other than in connection with a Demand Registration or a Shelf Underwriting, at any time after giving a Piggyback Notice and prior to the effective date of the registration statement filed in connection with such registration, if the Company shall determine for any reason not to register or to delay registration of such equity securities, the Company may, at its election, give written notice of such determination to all Holders of record of

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Registrable Securities and (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such abandoned registration, without prejudice, however, to the rights of Holders under Section 2.01, and (y) in the case of a determination to delay such registration of its equity securities, shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other equity securities.

(c) Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 2.02 by giving written notice to the Company of its request to withdraw; provided, however, that such request must be made in writing prior to the earlier of the execution by such Holder of the underwriting agreement or the execution by such Holder of the custody agreement with respect to such registration or as otherwise required by the underwriters.

Section 2.03. Allocation of Securities Included in Registration Statement. (a) If any requested registration or offering made pursuant to Section 2.01 (including a Shelf Underwriting) involves an underwritten offering and the Manager of such offering shall advise the Company in good faith that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, the Company or any other Persons exercising contractual registration rights (“Additional Piggyback Rights”) exceeds the largest number of securities (the “Section 2.03(a) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Initiating Holders and the Majority Participating Holders, the Company shall include in such underwritten offering:

(i) first, all Registrable Securities requested to be included in such underwritten offering by the Holders thereof (including pursuant to the exercise of piggyback rights pursuant to Section 2.02); provided, however, that if the number of such Registrable Securities exceeds the Section 2.03(a) Sale Number, the number of such Registrable Securities (not to exceed the Section 2.03(a) Sale Number) to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders (including each Initiating Holder) requesting that Registrable Securities be included in such underwritten offering (including pursuant to the exercise of piggyback rights pursuant to Section 2.02), based on the number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders requesting inclusion; and

(ii) second, to the extent that the number of Registrable Securities to be included pursuant to clause (i) of this Section 2.03(a) is less than the Section 2.03(a) Sale Number, any securities that the Company proposes to register for its own account, up to the Section 2.03(a) Sale Number; and

(iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.03(a) is less than the Section 2.03(a) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons other than Holders requesting that securities be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights (“Piggyback Shares”), based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.03(a) Sale Number.

(b) If any registration or offering made pursuant to Section 2.02 involves an underwritten primary offering on behalf of the Company and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such underwritten offering by the Holders of Registrable Securities, the Company or any other Persons exercising Additional Piggyback Rights exceeds the largest number of securities (the “Section 2.03(b) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Company, the Company shall include in such underwritten offering:

(i) first, all equity securities that the Company proposes to register for its own account; and

(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.03(b) is less than the Section 2.03(b) Sale Number, the remaining Registrable Securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.02(a), based on the aggregate number of Registrable Securities then owned by each such Holder requesting inclusion in relation to the aggregate number of Registrable Securities owned by all Holders

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requesting inclusion, up to the Section 2.03(b) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.03(b) is less than the Section 2.03(b) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.03(b) Sale Number.

(c) If any registration pursuant to Section 2.02 involves an underwritten offering that was initially requested by any Person(s) (other than a Holder) to whom the Company has granted registration rights which are not inconsistent with the rights granted in, and do not otherwise conflict with the terms of, this Agreement and the Manager shall advise the Company that, in its view, the number of securities requested to be included in such underwritten offering exceeds the largest number of securities (the “Section 2.03(c) Sale Number”) that can be sold in an orderly manner in such underwritten offering within a price range acceptable to the Company, the Company shall include in such underwritten offering:

(i) first, the shares requested to be included in such underwritten offering shall be allocated on a pro rata basis among such Person(s) requesting the registration and all Holders requesting that Registrable Securities be included in such underwritten offering pursuant to the exercise of piggyback rights pursuant to Section 2.02(a), based on the aggregate number of securities or Registrable Securities, as applicable, then owned by each of the foregoing requesting inclusion in relation to the aggregate number of securities or Registrable Securities, as applicable, owned by all such Persons and Holders requesting inclusion, up to the Section 2.03(c) Sale Number; and

(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.03(c) is less than the Section 2.03(c) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that Piggyback Shares be included in such underwritten offering pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.03(c) Sale Number; and (iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.03(c) is less than the Section 2.03(c)Sale Number, any equity securities that the Company proposes to register for its own account, up to the Section 2.03(c) Sale Number.

(d) If, as a result of the proration provisions set forth in clauses (a), (b) or (c) of this Section 2.03, any Holder shall not be entitled to include all Registrable Securities in an underwritten offering that such Holder has requested be included, such Holder may elect to withdraw such Holder’s request to include Registrable Securities in the registration to which such underwritten offering relates or may reduce the number requested to be included; provided, however, that (x) such request must be made in writing prior to the earlier of such Holder’s execution of the underwriting agreement or such Holder’s execution of the custody agreement with respect to such registration and (y) such withdrawal or reduction shall be irrevocable and, after making such withdrawal or reduction, such Holder shall no longer have any right to include Registrable Securities in the registration as to which such withdrawal or reduction was made to the extent of the Registrable Securities so withdrawn or reduced.

Section 2.04. Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to effect or cause the registration of and/or participate in any offering or sale of any Registrable Securities under the Securities Act as provided in this Agreement (or use reasonable best efforts to accomplish the same), the Company shall, as expeditiously as possible:

(a) prepare and file all filings with the SEC and FINRA required for the consummation of the offering, including preparing and filing with the SEC a registration statement on an appropriate registration form of the SEC for the disposition of such Registrable Securities in accordance with the intended method of disposition thereof, which registration form (i) shall be selected by the Company (except as provided for in a Demand Registration Request) and (ii) shall, in the case of a shelf registration, be available for the sale of the Registrable Securities by the selling Holders thereof and such registration statement shall comply as to form in all material respects with the requirements of the applicable registration form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its reasonable best efforts to cause such registration statement to become effective and remain continuously effective for such period as required by this Agreement (provided, however, that

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as far in advance as reasonably practicable before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or state “blue sky” laws of any jurisdiction, or any free writing prospectus related thereto, the Company will furnish to the Holders participating in the planned offering and to the Manager, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to their reasonable review and reasonable comment and the Company shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Initiating Holders, the Majority Participating Holders or the underwriters, if any, shall reasonably object); provided, however, that, notwithstanding the foregoing, in no event shall the Company be required to file any document with the SEC which in the view of the Company or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading;

(b) (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith and such free writing prospectuses and Exchange Act reports as may be necessary to keep such registration statement continuously effective for such period as required by this Agreement and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement, and any prospectus so supplemented to be filed pursuant to Rule 424 under the Securities Act, in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (ii) provide notice to such sellers of Registrable Securities and the Manager, if any, of the Company’s reasonable determination that a post-effective amendment to a registration statement would be appropriate;

(c) furnish, without charge, to each Participating Holder and each underwriter, if any, of the securities covered by such registration statement such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, each free writing prospectus utilized in connection therewith, in each case, in conformity with the requirements of the Securities Act, and other documents, as such seller and underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (the Company hereby consenting to the use in accordance with all applicable laws of each such registration statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) or free writing prospectus by each such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);

(d) use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or state “blue sky” laws of such jurisdictions as any sellers of Registrable Securities or any managing underwriter, if any, shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers or underwriter, if any, to consummate the disposition of the Registrable Securities in such jurisdictions (including keeping such registration or qualification in effect for so long as such registration statement remains in effect), except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

(e) promptly notify each Participating Holder and each managing underwriter, if any: (i) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto, any post-effective amendment to the registration statement or any free writing prospectus has been filed with the SEC and, with respect to the registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or state securities authority for amendments or supplements to the registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or state “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose; (v) of the existence of any fact of which the Company becomes aware which results in the registration statement or any amendment thereto, the prospectus related thereto or any supplement thereto, any document incorporated therein by reference, any free writing prospectus or the information

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conveyed at the time of sale to any purchaser containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not misleading; and (vi) if at any time the representations and warranties contemplated by any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects (unless otherwise qualified by materiality in which case such representations and warranties shall cease to be true and correct in all respects); and, if the notification relates to an event described in clause (v), unless the Company has declared that a Postponement Period exists, the Company shall promptly prepare and furnish to each such seller and each underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading;

(f) comply (and continue to comply) with all applicable rules and regulations of the SEC (including maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) in accordance with the Exchange Act), and make generally available to its security holders (including by way of filings with the SEC), as soon as reasonably practicable after the effective date of the registration statement, an earnings statement (which need not be audited) covering the period of at least twelve (12) consecutive months beginning with the first day of the Company’s first calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(g) (i) (A) use its reasonable best efforts to cause all such Registrable Securities covered by such registration statement to be listed on the principal securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (B) if no similar securities are then so listed, use its reasonable best efforts to either cause all such Registrable Securities to be listed on a national securities exchange or to secure designation of all such Registrable Securities as a New York Stock Exchange “national market system security” within the meaning of Rule 11Aa2-1 of the Exchange Act or, failing that, secure New York Stock Exchange authorization for such shares and, without limiting the generality of the foregoing, take all actions that may be required by the Company as the issuer of such Registrable Securities in order to facilitate the managing underwriter’s arranging for the registration of at least two market makers as such with respect to such shares with FINRA, and (ii) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to the Company, including all corporate governance requirements;

(h) cause its senior management, officers and employees to participate in, and to otherwise facilitate and cooperate with the preparation of the registration statement and prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;

(i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement and, in the case of any secondary equity offering, provide and enter into any reasonable agreements with a custodian for the Registrable Securities;

(j) enter into such customary agreements (including, if applicable, an underwriting agreement) and take such other actions as the Initiating Holder or the Majority Participating Holders or the underwriters shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (it being understood that the Holders of the Registrable Securities which are to be distributed by any underwriters shall be parties to any such underwriting agreement and may, at their option, require that the Company make for the benefit of such Holders the representations, warranties and covenants of the Company which are being made to and for the benefit of such underwriters);

(k) use its reasonable best efforts (i) to obtain opinions from the Company’s counsel, including local and/or regulatory counsel, and a “comfort” letter and updates thereof from the independent public accountants who have certified the financial statements of the Company (and/or any other financial statements) included or incorporated by reference in such registration statement, in each case, in customary form and covering such matters as are customarily covered by such opinions and “comfort” letters (including, in the case of such “comfort” letter, events subsequent to the date of such financial statements) delivered to underwriters in underwritten public

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offerings, which opinions and letters shall be dated the dates such opinions and “comfort” letters are customarily dated and otherwise reasonably satisfactory to the underwriters, if any, and (ii) furnish to each Participating Holder and to each underwriter, if any, a copy of such opinions and letters addressed to such underwriter;

(l) deliver promptly to counsel for the Majority Participating Holders and to each managing underwriter, if any, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement, and, upon receipt of such confidentiality agreements as the Company may reasonably request, make reasonably available for inspection by counsel for the Majority Participating Holders, by counsel for any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by the Majority Participating Holders or any such underwriter, during regular business hours, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such counsel for the Majority Participating Holders, counsel for an underwriter, attorney, accountant or agent in connection with such registration statement;

(m) use its reasonable best efforts to prevent the issuance or obtain the prompt withdrawal of any order suspending the effectiveness of the registration statement, or the prompt lifting of any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, in each case, as promptly as reasonably practicable;

(n) provide a CUSIP number for all Registrable Securities, not later than the effective date of the registration statement;

(o) use its reasonable best efforts to make available its senior management for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account the Company’s reasonable business needs and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten offering;

(p) promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing or confidential submission of such registration statement), and prior to the filing or use of any free writing prospectus, provide copies of such document to counsel for the Majority Participating Holders and to each managing underwriter, if any, and make the Company’s representatives reasonably available for discussion of such document and make such changes in such document concerning the information regarding the Participating Holders contained therein prior to the filing thereof as counsel for the Majority Participating Holders or underwriters may reasonably request (provided, however, that, notwithstanding the foregoing, in no event shall the Company be required to file or confidentially submit any document with the SEC which in the view of the Company or its counsel contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading);

(q) furnish to counsel for the Majority Participating Holders and to each managing underwriter, without charge, upon request, at least one conformed copy of the registration statement and any post-effective amendments or supplements thereto, including financial statements and schedules, all documents incorporated therein by reference, the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), any other prospectus and prospectus supplement filed under Rule 424 under the Securities Act and all exhibits (including those incorporated by reference) and any free writing prospectus utilized in connection therewith;

(r) cooperate with the Participating Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of the Participating Holders at least two (2) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof (and, in the case of Registrable Securities registered on a Shelf Registration Statement, at the request of any Holder, prepare and deliver certificates representing such Registrable Securities not bearing any restrictive legends and deliver or cause to be delivered an opinion or instructions to the transfer agent in order to allow such Registrable Securities to be sold from time to time);

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(s) include in any prospectus or prospectus supplement if requested by any managing underwriter updated financial or business information for the Company’s most recent period or current quarterly period (including estimated results or ranges of results) if required for purposes of marketing the offering in the view of the managing underwriter;

(t) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, however, that to the extent that any prohibition is applicable to the Company, the Company will use its reasonable best efforts to make any such prohibition inapplicable;

(u) use its reasonable best efforts to cause the Registrable Securities covered by the applicable registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Participating Holders or the underwriters, if any, to consummate the disposition of such Registrable Securities;

(v) take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities;

(w) take all reasonable action to ensure that any free writing prospectus utilized in connection with any registration covered by Section 2.01 or 2.02 complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, prospectus supplement and related documents, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(x) in connection with any underwritten offering, if at any time the information conveyed to a purchaser at the time of sale includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, promptly file with the SEC such amendments or supplements to such information as may be necessary so that the statements as so amended or supplemented will not, in the light of the circumstances, be misleading;

(y) to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter; and

(z) use reasonable best efforts to cooperate with the managing underwriters, Participating Holders, any indemnitee of the Company and their respective counsel in connection with the preparation and filing of any applications, notices, registrations and responses to requests for additional information with FINRA, NYSE, or any other national securities exchange on which the shares of Class A Common Stock are listed.

To the extent the Company is a WKSI at the time any Demand Registration Request is submitted to the Company, the Company shall file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) on Form S-3 which covers those Registrable Securities which are requested to be registered. If the Company does not pay the filing fee covering the Registrable Securities at the time the automatic shelf registration statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold in compliance with the SEC rules. If the automatic shelf registration statement has been outstanding for at least three (3) years, at or prior to the end of the third year the Company shall refile a new automatic shelf registration statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to refile the shelf registration statement on Form S-3 and, if such form is not available, Form S-1 and keep such registration statement effective during the period which such registration statement is required to be kept effective.

If the Company files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, and the Holders do not request that their Registrable Securities be included in such Shelf Registration Statement, the Company agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

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The Company may require as a condition precedent to the Company’s obligations under this Section 2.04 that each Participating Holder as to which any registration is being effected (i) furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request (including as required under state securities laws), provided that such information is necessary for the Company to consummate such registration and shall be used only in connection with such registration and (ii) provide any underwriters participating in the distribution of such securities such information as the underwriters may request and execute and deliver any agreements, certificates or other documents as the underwriters may request.

Each Holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clause (v) of paragraph (e) of this Section 2.04, such Holder will discontinue such Holder’s disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.04 and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice. In the event the Company shall give any such notice, the applicable period mentioned in paragraph (b) of this Section 2.04 shall be extended by the number of days during such period from and including the date of the giving of such notice to and including the date when each Participating Holder covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (e) of this Section 2.04.

The Company agrees not to file or make any amendment to any registration statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Holder covered thereby by name, or otherwise identifies such Holder, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by law, in which case the Company shall provide written notice to such Holders no less than five (5) Business Days prior to the filing.

Section 2.05. Registration Expenses. (a) The Company shall pay all Expenses with respect to any registration or offering of Registrable Securities pursuant to Article 2, whether or not a registration statement becomes effective or the offering is consummated.

(b) Notwithstanding the foregoing, (x) the provisions of this Section 2.05 shall be deemed amended to the extent necessary to cause these expense provisions to comply with state “blue sky” laws of each state in which the offering is made and (y) in connection with any underwritten offering hereunder, each Participating Holder shall pay all underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale of such Registrable Securities, pro rata with respect to payments of discounts and commissions in accordance with the number of shares sold in the offering by such Participating Holder.

Section 2.06. Certain Limitations on Registration Rights. In the case of any registration under Section 2.01 involving an underwritten offering, or, in the case of a registration under Section 2.02, if the Company has determined to enter into an underwriting agreement in connection therewith, all securities to be included in such underwritten offering shall be subject to such underwriting agreement and no Person may participate in such underwritten offering unless such Person (i) agrees to sell such Person’s securities on the basis provided therein and completes and executes all reasonable questionnaires, and other documents (including custody agreements and powers of attorney) which must be executed in connection therewith; provided, however, that all such documents shall be consistent with the provisions hereof and (ii) provides such other information to the Company or the underwriter as may be necessary to register such Person’s securities.

Section 2.07. Limitations on Sale or Distribution of Other Securities. (a) Each Holder agrees, to the extent requested by the Manager of any underwritten public offering pursuant to a registration or offering effected pursuant to Section 2.01 (including any Shelf Underwriting pursuant to Section 2.01) or Section 2.02 (including any offering effected by the Company for its own account ), not to sell, transfer or otherwise dispose of, including any sale pursuant to Rule 144, any Class A Common Stock or Class A Common Stock Equivalents (other than as part of such underwritten public offering) during the time period reasonably requested by the Manager, not to exceed the period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as the Manager, the Company or any executive officer or director of the Company shall agree to and subject to customary carve-outs and exceptions.

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(b) The Company hereby agrees that, in connection with an offering pursuant to Section 2.01 (including any Shelf Underwriting pursuant to Section 2.01(e)) or 2.02, the Company shall not sell, transfer, or otherwise dispose of, any Class A Common Stock or Class A Common Stock Equivalent (other than as part of such underwritten public offering, a registration on Form S-4 or Form S-8 or any successor or similar form which is (x) then in effect or (y) shall become effective upon the conversion, exchange or exercise of any then outstanding Class A Common Stock Equivalent), until a period from seven days prior to the pricing date of such offering until ninety (90) days after the pricing date of such offering or such shorter period as the Manager, the Company or any executive officer or director of the Company shall agree to and subject to customary carve-outs and exceptions.

Section 2.08. No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement. A Holder is not required to include any of its Registrable Securities in any registration statement, is not required to sell any of its Registrable Securities which are included in any effective registration statement, and may sell any of its Registrable Securities in any manner in compliance with applicable law (subject to applicable lock-up restrictions) even if such shares are already included on an effective registration statement.

Section 2.09. Indemnification. (a) In the event of any registration or offer and sale of any securities of the Company under the Securities Act pursuant to this Article 2, the Company will (without limitation as to time), and hereby agrees to, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Participating Holder, its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns (and the directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns thereof), each other Person who participates as a seller (and its directors, officers, employees, stockholders, members, general and limited partners, agents, affiliates, representatives, successors and assigns), underwriter or Qualified Independent Underwriter, if any, in the offering or sale of such securities, each officer, director, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such underwriter or Qualified Independent Underwriter, and each other Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such seller or any such underwriter or Qualified Independent Underwriter and each director, officer, employee, stockholder, managing director, agent, affiliate, representative, successor, assign or partner of such controlling Person, from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) and expenses (including reasonable fees of counsel and any amounts paid in any settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed) to which each such indemnified party may become subject under the Securities Act or otherwise in respect thereof (collectively, “Claims”), insofar as such Claims arise out of, are based upon, relate to or are in connection with (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities were registered under the Securities Act or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus or any amendment or supplement thereto, together with the documents incorporated by reference therein, or any free writing prospectus utilized in connection therewith, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact in the information conveyed by the Company or any underwriter to any purchaser at the time of the sale to such purchaser, or the omission or alleged omission to state therein a material fact required to be stated therein, or (iv) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company and relating to any action required of or inaction by the Company in connection with any such offering of Registrable Securities, and the Company will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such indemnified party in any such case to the extent such Claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in such registration statement or amendment thereof or supplement thereto or in any such prospectus or any preliminary, final or summary prospectus or free writing prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use therein. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such seller.

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(b) Each Participating Holder shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 2.09) to the extent permitted by law the Company, its officers and its directors, each Person controlling the Company within the meaning of the Securities Act and all other prospective sellers and their directors, officers, stockholders, fiduciaries, managing directors, agents, affiliates, representatives, successors, assigns or general and limited partners and respective controlling Persons with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus utilized in connection therewith, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Participating Holder specifically for use therein, and each such Participating Holder shall reimburse such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the aggregate amount which any such Participating Holder shall be required to pay pursuant to this Section 2.09 (including pursuant to indemnity, contribution or otherwise) shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement giving rise to such Claim; provided, further, that such Participating Holder shall not be liable in any such case to the extent that prior to the filing or confidential submission of any such registration statement or prospectus or amendment thereof or supplement thereto, or any free writing prospectus utilized in connection therewith, such Participating Holder has furnished in writing to the Company information expressly for use in such registration statement or prospectus or any amendment thereof or supplement thereto or free writing prospectus which corrected or made not misleading information previously furnished to the Company. The Company and each Participating Holder hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such Participating Holders to the contrary, for all purposes of this Agreement, the only information furnished or to be furnished to the Company for use in any such registration statement, preliminary, final or summary prospectus or amendment or supplement thereto, or any free writing prospectus, are statements specifically relating to (i) the beneficial ownership of shares of Common Stock by such Participating Holder and its Affiliates and (ii) the name and address of such Participating Holder. If any additional information about such Holder or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such Holder shall not unreasonably withhold its agreement referred to in the immediately preceding sentence. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder.

(c) Indemnification similar to that specified in the preceding paragraphs (a) and (b) of this Section 2.09 (with appropriate modifications) shall be given by the Company and each Participating Holder with respect to any required registration or other qualification of securities under any applicable securities and state “blue sky” laws.

(d) Any Person entitled to indemnification under this Agreement shall notify promptly the indemnifying party in writing of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 2.09, but the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.09, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 2.09. In case any action or proceeding is brought against an indemnified party and such indemnified party shall have notified the indemnifying party of the commencement thereof (as required above), the indemnifying party shall be entitled to participate therein and, unless in the reasonable opinion of outside counsel to the indemnified party a conflict of interest between such indemnified and indemnifying parties exists in respect of such Claim, to assume the defense thereof jointly with any other indemnifying party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party that it so chooses, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within twenty (20) days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; or (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal or equitable defenses available to such indemnified party

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which are not available to the indemnifying party or which may conflict with or be different from those available to another indemnified party with respect to such Claim; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have made a conclusion described in clause (ii) or (iii) above) and the indemnifying party shall be liable for any expenses therefor. No indemnifying party shall be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent or if there be a final judgment for the plaintiff, such indemnifying party agrees to indemnify each indemnified party from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (B) does not include a statement as to or an admission of fault or culpability, by or on behalf of any indemnified party.

(e) If for any reason the foregoing indemnity is unavailable, unenforceable or is insufficient to hold harmless an indemnified party under Sections 2.09(a), (b) or (c), then each applicable indemnifying party shall contribute to the amount paid or payable to such indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such Claim. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. If, however, the allocation provided in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if any contribution pursuant to this Section 2.09(e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of this Section 2.09(e). The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything in this Section 2.09(e) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this Section 2.09(e) to contribute any amount greater than the amount of the net proceeds received by such indemnifying party from the sale of Registrable Securities pursuant to the registration statement giving rise to such Claim, less the amount of any indemnification payment made by such indemnifying party pursuant to Sections 2.09(b) and (c). In addition, no Holder of Registrable Securities or any Affiliate thereof shall be required to pay any amount under this Section 2.09(e) unless such Person or entity would have been required to pay an amount pursuant to Section 2.09(b) if it had been applicable in accordance with its terms.

(f) The indemnity and contribution agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Securities by any such party.

(g) The indemnification and contribution required by this Section 2.09 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

Section 2.10. No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities that is inconsistent in any material respects with the rights granted to the Holders in this Agreement.

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Article 3
Underwritten Offerings

Section 3.01. Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering pursuant to a registration requested under Section 2.01, the Company shall enter into a customary underwriting agreement with the underwriters. Such underwriting agreement shall (i) be satisfactory in form and substance to the Initiating Holders and the Majority Participating Holders, (ii) contain terms not inconsistent with the provisions of this Agreement and (iii) contain such representations and warranties by, and such other agreements on the part of, the Company and such other terms as are generally prevailing in agreements of that type, including indemnities and contribution agreements on substantially the same terms as those contained herein or as otherwise customary for the lead underwriter. Every Participating Holder shall be a party to such underwriting agreement. Each Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement for indemnity, contribution or otherwise shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

Section 3.02. Piggyback Underwritten Offerings. In the case of a registration pursuant to Section 2.02, if the Company shall have determined to enter into an underwriting agreement in connection therewith, all of the Participating Holders’ Registrable Securities to be included in such registration shall be subject to such underwriting agreement. Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than customary representations of a selling shareholder, including representations, warranties or agreements regarding its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement shall in no case be greater than the amount of the net proceeds received by such Participating Holder upon the sale of Registrable Securities pursuant to such registration statement and in no event shall relate to anything other than information about such Holder specifically provided by such Holder for use in the registration statement and prospectus.

Article 4
General

Section 4.01. Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all shares of capital stock of the Company, any successor or assign of the Company (whether by merger, share exchange, consolidation, sale of assets or otherwise) or any Subsidiary or parent company of the Company which may be issued in respect of, in exchange for or in substitution of, Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

Section 4.02. Rule 144. The Company covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1)(i) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144, or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will promptly deliver to such Holder a written statement as to whether it has complied with such requirements.

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Section 4.03. Nominees for Beneficial Owners. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of shares constituting Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by this Agreement); provided, however, that the Company shall have received evidence reasonably satisfactory to it of such beneficial ownership.

Section 4.04. Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any Holder unless such modification, amendment or waiver is approved in writing by the Company and the Holders holding a majority of the Registrable Securities then held by all Holders; provided that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a Holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof or of any other or future exercise of any such right, power or privilege.

Section 4.05. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (iv) if delivered by facsimile transmission, upon confirmation of successful transmission, (x) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, and (y) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, or is transmitted on a day that is not a Business Day, or (v) if via e-mail communication, on the date of delivery. All notices, demands and other communications hereunder shall be delivered as set forth below and to any subsequent holder of Stock subject to this Agreement at such address as indicated by the Company’s records, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Isos Acquisition Corporation

55 Post Road W, Suite 200

Westport, CT 06880

Attn: Winston Meade

Email: wmeade@isoscap.com

with a copy to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York NY 10004

Attn:    Anson B. Frelinghuysen

Email:  anson.frelinghuysen@hugheshubard.com

if to any Holder, to the address set forth opposite the name of such Holder on the signature pages hereto or such other address indicated in the records of the Company.

Section 4.06. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, permitted assigns, heirs and personal representatives of the parties hereto, whether so expressed or not. This Agreement may not be assigned by the Company without the prior written consent of the Holders. No Holder shall have the right to assign all or part of its or his rights and obligations under this Agreement to any Person without the consent of the Company (not to be unreasonably withheld or delayed) unless such Person duly executes and delivers to the Company a Joinder Agreement. Upon any such assignment, such assignee shall have and be able to exercise and enforce all rights of the assigning Holder which are assigned to it and, to the extent such rights are assigned, any reference to the assigning Holder shall be treated as a reference to the assignee. If any Holder shall acquire additional Registrable Securities,

Annex J-19

such Registrable Securities shall be subject to all of the terms, and entitled to all the benefits, of this Agreement. Additional Persons may become parties to this Agreement as Holders with the consent of the Company (not to be unreasonably withheld or delayed), by executing and delivering to the Company the Joinder Agreement.

Section 4.07. Termination. (a) The obligations of the Company and a Holder under this Agreement, in each case solely with respect to such Holder, will terminate upon the earlier of:

(i) the date on which such Holder no longer holds any Registrable Securities; or

(ii) the later of (A) the date on which such Holder no longer beneficially owns at least 1% of the then outstanding Class A Common Stock or Class A Common Stock Equivalents, and such Holder (notwithstanding any beneficial ownership of Class A Common Stock or Class A Common Stock Equivalents by such Holder) is not an Affiliate of the Company and (B) the date on which such the Holder is eligible to sell its Registrable Securities pursuant to Rule 144 (without limitation as to volume or manner of sale).

(b) This Agreement shall terminate on the date that is ten (10) years from date hereof.

(c) Notwithstanding clauses (a) and (b) above, Section 2.05, Section 2.09, Section 4.09 and Section 4.13 shall survive termination of this Agreement.

Section 4.08. Entire Agreement. This Agreement and the other documents referred to herein or delivered pursuant hereto which form part hereof constitute the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

Section 4.09. Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

(b) Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought against any of the parties in the United States District Court for the Southern District of New York or any New York state court located in New York, New York, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

Section 4.10. Interpretation; Construction. (a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 4.11. Counterparts. This Agreement may be executed and delivered in any number of separate counterparts (including by facsimile or electronic mail), each of which shall be an original, but all of which together shall constitute one and the same agreement.

Section 4.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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Section 4.13. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 4.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 4.14. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.15. Confidentiality. Each Holder agrees that any non-public information which they may receive relating to the Company and its Subsidiaries (the “Confidential Information”) will be held strictly confidential and will not be disclosed by it to any Person without the express written permission of the Company; provided, however, that the Confidential Information may be disclosed (i) in the event of any compulsory legal process or compliance with any applicable law, subpoena or other legal process, as required by an administrative requirement, order, decree or the rules of any relevant stock exchange or in connection with any filings that the Holder may be required to make with any regulatory authority; provided, however, that in the event of compulsory legal process, unless prohibited by applicable law or that process, each Holder agrees (A) to give the Company prompt notice thereof and to cooperate with the Company in securing a protective order in the event of compulsory disclosure and (B) that any disclosure made pursuant to public filings will be subject to the prior reasonable review of the Company, (ii) to any foreign or domestic governmental or quasi-governmental regulatory authority, including any stock exchange or other self-regulatory organization having jurisdiction over such party, (iii) to each Holder’s or its Affiliate’s, officers, directors, employees, partners, accountants, lawyers and other professional advisors for use relating solely to management of the investment or administrative purposes with respect to such Holder and (iv) to a proposed transferee of securities of the Company held by a Holder; provided, however, that the Holder informs the proposed transferee of the confidential nature of the information and the proposed transferee agrees in writing to comply with the restrictions in this Section 4.15 and delivers a copy of such writing to the Company.

Section 4.16. Opt-Out Requests. Each Holder shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company or any other Holders otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Holder that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement the Company and other Holders shall not be required to, and shall not, deliver any notice or other information required to be provided to Holders hereunder to the extent that the Company or such other Holders reasonably expect would result in a Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Requests; provided that each Holder shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests.

Section 4.17. Original Registration Rights Agreement. The Sponsor hereby agrees that upon effectiveness of this Agreement by the Sponsor, the Original Registration Rights Agreement shall be automatically terminated and superseded in its entirety by this Agreement.

Section 4.18. Effectiveness; Termination of Business Combination Agreement. This Agreement shall take effect immediately, and without any further action by any Person, upon the Closing. This Agreement shall automatically terminate upon a termination of the Business Combination Agreement prior to the Closing in accordance with its terms.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

THE COMPANY:
ISOS ACQUISITION CORPORATION
By:
Name:
Title:

[Signature Page to Amended and Registration Rights Agreement]

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HOLDERS
A-B PARENT LLC
By:
Name:
Title:
COBALT RECREATION LLC
By:
Name:
Title:

Name: Brett I. Parker

[Signature Page to Amended and Registration Rights Agreement]

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Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of [ ], by [and among [ ] (the “Transferring Holder”) and] [ ] (the “New Holder”), in accordance with that certain Amended and Restated Registration Rights Agreement, dated as of July 1, 2021 (as amended from time to time, the “Agreement”), by and among Isos Acquisition Corporation (the “Company”) and the other Holders party thereto.

WHEREAS, the Agreement requires the New Holder to become a party to the Agreement by executing this Joinder Agreement, and upon the New Holder signing this Joinder Agreement, the Agreement will be deemed to be amended to include the New Holder as a Holder thereunder:

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Party to the Agreement. By execution of this Joinder Agreement, as of the date hereof the New Holder is hereby made a party to the Agreement as a Holder. The New Holder hereby agrees to become a party to the Agreement and to be bound by, and subject to, all of the representations, covenants, terms and conditions of the Agreement in the same manner as if the New Holder were an original signatory to the Agreement. Execution and delivery of this Joinder Agreement by the New Holder shall also constitute execution and delivery by the New Holder of the Agreement, without further action of any party.

Section 2. Defined Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement unless otherwise noted.

Section 3. Representations and Warranties of the New Holder.

3.1. Authorization. The New Holder has all requisite power and authority and has taken all action necessary in order to duly and validly approve the New Holder’s execution and delivery of, and performance of its obligations under, this Joinder Agreement. This Joinder Agreement has been duly executed and delivered by the New Holder and constitutes a legal, valid and binding agreement of the New Holder, enforceable against the New Holder in accordance with its terms.

3.2. No Conflict. The New Holder is not under any obligation or restriction, nor shall it assume any such obligation or restriction, that does or would materially interfere or conflict with the performance of its obligations under this Joinder Agreement.

Section 4. Further Assurances. The parties agree to execute and deliver any further instruments or perform any acts which are or may become necessary to effectuate the purposes of this Joinder Agreement.

Section 5. Governing Law. This Joinder Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

Section 6. Counterparts. This Joinder Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument.

Section 7. Entire Agreement. This Joinder Agreement and the Agreement contain the entire understanding, whether oral or written, of the parties hereto with respect to the matters covered hereby. Any amendment or change in this Joinder Agreement shall not be valid unless made in writing and signed by each of the parties hereto.

[Signature pages follow]

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IN WITNESS WHEREOF, intending to be legally bound hereby, the undersigned parties have executed this Joinder Agreement as of the date first above written.

[TRANSFERRING HOLDER]
[_____]
By:
Name:
Title:
NEW HOLDER
[_____]
By:
Name:
Title:
NEW HOLDER
[_____]
By:
Name:
Title:
Notice Address: [_____________________]
[_____]
[_____]
Attn: [_____]
Facsimile: [____]

Accepted and Agreed to as of
the date first written above:

COMPANY
[NEW BOWLERO]
By:
Name:
Title:

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Annex K

Bowlero Corp.
2021 Omnibus Incentive Plan

1. Purpose. The Bowlero Corp. 2021 Omnibus Incentive Plan (as amended from time to time, the “Plan”) is intended to help Bowlero Corp., a Delaware corporation (including any successor thereto, the “Company”), and its Affiliates (i) attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Common Stock or a targeted dollar value if denominated in cash, and (ii) align the interests of key personnel with those of the Company’s stockholders.

2. Effective Date; Duration. The effective date of the Plan is [        ] 2021 (the “Effective Date”), which is the date that the Plan was approved by the stockholders of the Company. The expiration date of the Plan, on and after which date no Awards may be granted, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

3. Definitions. The following definitions shall apply throughout the Plan:

(a) “Affiliate” means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award, or Other Cash-Based Award granted under the Plan.

(c) “Award Agreement” means the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan.

(d) “Beneficial Ownership” has the meaning set forth in Rule 13d-3 promulgated under Section 13 of the Exchange Act.

(e) “Board” means the Board of Directors of the Company.

(f) “Cause” in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) shall have the meaning given such term (or term of similar import) in any employment, consulting, change-in-control, severance or any other agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, in either case in effect at the time of the Participant’s termination of employment or service with the Company and its Affiliates, or (ii) if “cause” or term of similar import is not defined in, or in the absence of, any such employment, consulting, change-in-control, severance or any other agreement between the Participant and the Company or an Affiliate, or severance plan in which the Participant is eligible to participate, means: (A) embezzlement, theft, misappropriation or conversion, or attempted embezzlement, theft, misappropriation or conversion, by the Participant of any property, funds or business opportunity of the Company or any of its Subsidiaries; (B) willful failure or refusal by the Participant to perform any directive of the Board or the Chief Executive Officer (or his or her delegate), or the duties of his or her employment which continues for a period of thirty (30) days following notice thereof by the Board or the Chief Executive Officer to the Participant; (C) any act by the Participant constituting a felony (or its equivalent in any non-United States jurisdiction) or otherwise involving theft, fraud, dishonesty, misrepresentation or moral turpitude; (D) indictment for, conviction of, or plea of nolo contendere (or a similar plea) to, or the failure of the Participant to contest his or her prosecution for, any other criminal offense; (E) any violation of any law, rule or regulation relating in any way to the business or activities of the Company or its Subsidiaries, or other law that is violated during the course of the Participant’s performance of services, regulatory disqualification or failure to comply with any legal or compliance policies or code of ethics, code of business conduct, conflicts of interest policy or similar policies of the Company or its Subsidiaries; (F) gross negligence or material willful misconduct on the part of the Participant in the performance of his or her duties as an employee, officer or director of the Company or any of its Subsidiaries; (G) the Participant’s breach of fiduciary duty or duty of loyalty to the Company or any of its Subsidiaries; (H) any act or omission to act of the Participant intended to materially harm or damage the business, property, operations, financial condition or reputation of

Annex K-1

the Company or any of its Subsidiaries; (I) the Participant’s failure to cooperate, if requested by the Board, with any investigation or inquiry into the business practices, whether internal or external, or the Company and its Subsidiaries or the Participant, including the Participant’s refusal to be deposed or to provide testimony or evidence at any trial, proceeding or inquiry; (J) any chemical dependence of the Participant which materially interferes with the performance of his or her duties and responsibilities to the Company or any of its Subsidiaries; or (K) the Participant’s voluntary resignation or other termination of employment effected by the Participant at any time when the Company could effect such termination with Cause.

(g) “Change in Control” means, in the case of a particular Award, unless the applicable Award Agreement (or any employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate) states otherwise, the first to occur of any of the following events:

(i) the acquisition by any Person or related “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) of Persons, or Persons acting jointly or in concert (any such Person, related “group” of Persons, or Persons acting jointly or in concert, an “Acquiror”)), of Beneficial Ownership (including control or direction) of 50% or more (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, including Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the “Outstanding Company Common Stock”), or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote in the election of directors (the “Outstanding Company Voting Securities”), but excluding any acquisition by the Company or any of its Subsidiaries or by any employee benefit plan sponsored or maintained by the Company or any of its Affiliates; provided, however, that the acquisition of (x) Outstanding Company Common Stock by any Acquiror that, as of immediately prior to such acquisition, had Beneficial Ownership (including control or direction) of 50% or more (on a fully diluted basis) of the then-outstanding Outstanding Company Common Stock or (y) Outstanding Company Voting Securities by any Acquiror that, as of immediately prior to such acquisition, had Beneficial Ownership (including control or direction) of 50% or more (on a fully diluted basis) of the then-outstanding Outstanding Company Voting Securities shall in either case not constitute a “Change in Control”; provided further, that the “Transfer” by the “Founder” (or its “Permitted Transferees”) of any shares of “Class B Common Stock” to any “Permitted Transferee” (as such terms are defined in the Certificate of Incorporation of the Company) shall be disregarded for purposes of determining whether a “Change in Control” has occurred pursuant to this clause (i);

(ii) a change in the composition of the Board such that members of the Board during any consecutive 12-month period (the “Incumbent Directors”) cease to constitute a majority of the Board. Any person becoming a director through election or nomination for election approved by a valid vote of at least two-thirds of the Incumbent Directors shall be deemed an Incumbent Director; provided, however, that no individual becoming a director as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, shall be deemed an Incumbent Director;

(iii) the approval by the stockholders of the Company of a plan of complete dissolution or liquidation of the Company; and

(iv) the consummation of a reorganization, recapitalization, merger, amalgamation, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (a “Business Combination”), or sale, transfer or other disposition of all or substantially all of the business or assets of the Company to an entity that is not an Affiliate of the Company (a “Sale”), unless immediately following such Business Combination or Sale: (A) more than 50% of the total voting power of the entity resulting from such Business Combination or the entity that acquired all or substantially all of the business or assets of the Company in such Sale (in either case, the “Surviving Company”), or the ultimate parent entity that has Beneficial Ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination or Sale (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination or Sale), and such voting power among the holders thereof

Annex K-2

is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination or Sale, (B) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company), and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination or Sale were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination or Sale.

(h) “Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. References to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successors thereto.

(i) “Committee” means the Compensation Committee of the Board or subcommittee thereof if required with respect to actions taken to comply with Rule 16b-3 promulgated under the Exchange Act in respect of Awards or, if no such Compensation Committee or subcommittee thereof exists, or if the Board otherwise takes action hereunder on behalf of the Committee, the Board.

(j) “Common Stock” means the Class A Common Stock of the Company, par value $0.0001 per share and any stock or other securities into which such Class A Common Stock may be converted or into which it may be exchanged; provided that, solely in the case of the Shannon Class B Option, the Class B Common Stock of the Company, par value $0.0001 per share and any stock or other securities into which such Class A Common Stock may be converted or into which it may be exchanged.

(k) “Disability” means cause for termination of the Participant’s employment or service due to a determination that the Participant is disabled in accordance with a long-term disability insurance program maintained by the Company or a determination by the U.S. Social Security Administration that the Participant is totally disabled.

(l) “$” shall refer to the United States dollars.

(m) “Eligible Director” means a director who satisfies the conditions set forth in Section 4(a) of the Plan.

(n) “Eligible Person” means any (i) individual employed by the Company or a Subsidiary; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person, (ii) director or officer of the Company or a Subsidiary, (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable on Form S-8 under the Securities Act, or (iv) prospective employee, director, officer, consultant or advisor who has accepted an offer of employment or service from the Company or its Subsidiaries (and would satisfy the provisions of clause (i), (ii) or (iii) above once such individual begins employment with or providing services to the Company or a Subsidiary).

(o) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(p) “Exercise Price” has the meaning set forth in Section 7(b) of the Plan.

(q) “Fair Market Value” means, (i) with respect to Common Stock on a given date, (x) if the Common Stock is listed on a national securities exchange, the closing sales price of a share of Common Stock reported on such exchange on such date, or if there is no such sale on that date, then on the last preceding date on which such a sale was reported, or (y) if the Common Stock is not listed on any national securities exchange, the amount determined by the Committee in good faith to be the fair market value of the Common Stock, or (ii) with respect to any other property on any given date, the amount determined by the Committee in good faith to be the fair market value of such other property as of such date.

(r) “Immediate Family Members” has the meaning set forth in Section 14(b)(ii) of the Plan.

(s) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

Annex K-3

(t) “Indemnifiable Person” has the meaning set forth in Section 4(e) of the Plan.

(u) “Intrinsic Value” with respect to an Option or SAR means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(v) “NYSE” means the New York Stock Exchange.

(w) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(x) “Option” means an Award granted under Section 7 of the Plan.

(y) “Option Period” has the meaning set forth in Section 7(c) of the Plan.

(z) “Other Cash-Based Award” means an Award granted under Section 10 of the Plan that is denominated and/or payable in cash, including cash awarded as a bonus or upon the attainment of specific performance criteria or as otherwise permitted by the Plan or as contemplated by the Committee.

(aa) “Other Stock-Based Award” means an Award granted under Section 10 of the Plan.

(bb) “Participant” has the meaning set forth in Section 6 of the Plan.

(cc) “Performance Conditions” means specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, units, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis, including without limitation, on the following measures: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis; (viii) earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘‘value creation’’ metrics; (xvii) enterprise value; (xviii) stockholder return; (xix) client or customer retention; (xx) competitive market metrics; (xxi) employee retention; (xxii) personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxiii) system-wide sales; (xxiv) cost of capital, debt leverage year-end cash position or book value; (xxv) strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; (xxvi) store growth or (xxvii) same store sales growth; or any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the of the Company and/or one or more Affiliates as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a group of comparator companies, or a published or special index that the Committee deems appropriate, or as compared to various stock market indices. The Performance Conditions may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Committee shall have the authority to make equitable adjustments to the Performance Conditions as may be determined by the Committee, in its sole discretion.

(dd) “Permitted Transferee” has the meaning set forth in Section 14(b)(ii) of the Plan.

Annex K-4

(ee) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company.

(ff) “Released Unit” has the meaning set forth in Section 9(d)(ii) of the Plan.

(gg) “Restricted Period” has the meaning set forth in Section 9(a) of the Plan.

(hh) “Restricted Stock” means an Award of Common Stock, subject to certain specified restrictions, granted under Section 9 of the Plan.

(ii) “Restricted Stock Unit” means an Award of an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain specified restrictions, granted under Section 9 of the Plan.

(jj) “SAR Period” has the meaning set forth in Section 8(c) of the Plan.

(kk) “Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or other interpretive guidance.

(ll) “Shannon Class B Option” means the Option to purchase [_____]1 shares of the Class B Common Stock of the Company, par value $0.0001 per share, to be granted to Thomas F. Shannon shortly after the Effective Date.

(mm) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(nn) “Strike Price” has the meaning set forth in Section 8(b) of the Plan.

(oo) “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

(pp) “Substitute Awards” has the meaning set forth in Section 5(e) of the Plan.

4. Administration.

(a) The Committee shall administer the Plan, and shall have the sole and plenary authority to (i) designate the Participants, (ii) determine the type, size, and terms and conditions of Awards to be granted and to grant such Awards, (iii) determine the method by which an Award may be settled, exercised, canceled, forfeited, suspended, or repurchased by the Company, (iv) determine the circumstances under which the delivery of cash, property or other amounts payable with respect to an Award may be deferred, either automatically or at the Participant’s or Committee’s election, (v) interpret, administer, reconcile any inconsistency in, correct any defect in and supply any omission in the Plan and any Award granted under 1 Note to Draft: Insert number of shares equal to 18,881, as converted in connection with the transactions contemplated by the BCA. the Plan, (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan, (vii) accelerate the vesting, delivery or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards, and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan or to comply with any applicable law. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if applicable and if the Board is not acting as the Committee under the Plan), or any exception or exemption under applicable securities laws or the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, as applicable, it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan,

____________

1        Note to Draft: Insert number of shares equal to 18,881, as converted in connection with the transactions contemplated by the BCA.

Annex K-5

be (1) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and/or (2) an “independent director” under the rules of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation (“Eligible Director”). However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted or action taken by the Committee that is otherwise validly granted or taken under the Plan.

(b) The Committee may delegate all or any portion of its responsibilities and powers to any person(s) selected by it, except for grants of Awards to persons who are non-employee members of the Board or are otherwise subject to Section 16 of the Exchange Act. Any such delegation may be revoked by the Committee at any time.

(c) As further set forth in Section 14(f) of the Plan, the Committee shall have the authority to amend the Plan and Awards to the extent necessary to permit participation in the Plan by Eligible Persons who are located outside of the United States on terms and conditions comparable to those afforded to Eligible Persons located within the United States; provided, however, that no such action shall be taken without stockholder approval if such approval is required by applicable securities laws or regulation or NYSE listing guidelines.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons and entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board or the Committee, nor any employee or agent of the Company (each such person, an “Indemnifiable Person”), shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or willful criminal omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be involved as a party, witness or otherwise by reason of any action taken or omitted to be taken or determination made under the Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval (not to be unreasonably withheld), in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of recognized standing of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or willful criminal omission or that such right of indemnification is otherwise prohibited by law or by the Company’s certificate of incorporation or by-laws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s certificate of incorporation or by-laws, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) The Board may at any time and from time to time grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

Annex K-6

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Awards. The Committee may grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b) Share Limits. Subject to Section 11 of the Plan and subsection (e) below, the following limitations apply to the grant of Awards: (i) no more than [X]2 shares of Common Stock may be reserved for issuance and delivered in the aggregate pursuant to Awards granted under the Plan, subject to an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 2% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the Board (the “Share Pool”); (ii) no more than [insert same number of shares as in clause (i)] shares of Common Stock may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum amount (based on the Fair Market Value of shares of Common Stock on the date of grant as determined in accordance with applicable financial accounting rules) of Awards that may be granted in any single fiscal year to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board in respect of service as a member of the Board during such fiscal year, shall be $[500,000]; provided, that the foregoing limitation shall not apply in respect of any Awards issued to (x) a non-employee director in respect of any one-time equity grant upon his or her appointment to the Board or (y) a non-executive chairman of the Board, provided, that the non-employee director receiving such additional compensation does not participate in the decision to award such compensation.

(c) Share Counting. The Share Pool shall be reduced, on the date of grant, by the relevant number of shares of Common Stock for each Award granted under the Plan that is valued by reference to a share of Common Stock; provided that Awards that are valued by reference to shares of Common Stock but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool. If and to the extent that Awards originating from the Share Pool terminate, expire, or are cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested, or settled, the shares of Common Stock subject to such Awards shall again be available for Awards under the Share Pool; provided, however, that the following shares of Common Stock shall not become available for issuance under the Plan: (i) shares of Common Stock tendered by the Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of Stock Options granted under the Plan; (ii) shares of Common Stock reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon the exercise of the Stock Appreciation Rights; and (iii) shares of Common Stock withheld by, or otherwise remitted to, the Company to satisfy a Participant’s tax withholding obligations upon the exercise, lapse of restrictions on, or settlement of, Awards granted under the Plan].

(d) Source of Shares. Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Substitute Awards. The Committee may grant Awards in assumption of, or in substitution for, outstanding awards previously granted by the Company or any Affiliate or an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”), and such Substitute Awards shall not be counted against the aggregate number of shares of Common Stock available for Awards (i.e., Substitute Awards will not be counted against the Share Pool); provided, that Substitute Awards issued or intended as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of Incentive Stock Options available under the Plan.

____________

2        NTD: Insert number of shares equal to the sum of (a) 15% of the outstanding shares of the Company’s common stock immediately following the Closing (including, for clarity, the Class B shares issued in respect of the transaction bonus payable to Thomas Shannon) plus (b) the number of earnout shares issued under the BCA to holders of options plus (c) the number of shares covered by the stock options that are expected to be granted to Thomas Shannon and Brett Parker at or shortly after the Closing (the aggregate number of such shares is 26,043 on a pre-conversion basis).

Annex K-7

6. Eligibility. Participation shall be limited to Eligible Persons who have been selected by the Committee and who have entered into an Award Agreement with respect to an Award granted to them under the Plan (each such Eligible Person, a “Participant”).

7. Options.

(a) Generally. Each Option shall be subject to the conditions set forth in the Plan and in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the Award Agreement expressly states otherwise. Incentive Stock Options shall be granted only subject to and in compliance with Section 422 of the Code, and only to Eligible Persons who are employees of the Company and its Affiliates and who are eligible to receive an Incentive Stock Option under the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option properly granted under the Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per share of Common Stock for each Option (that is not a Substitute Award) shall not be less than 100% of the Fair Market Value of such share, determined as of the date of grant. Any modification to the Exercise Price of an outstanding Option shall be subject to the prohibition on repricing set forth in Section 13(b).

(c) Vesting, Exercise and Expiration. The Committee shall determine the manner and timing of vesting, exercise and expiration of Options. The period between the date of grant and the scheduled expiration date of the Option (“Option Period”) shall not exceed ten years, unless the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider-trading policy or a Company-imposed “blackout period,” in which case the Option Period shall be extended automatically (other than with respect to Options with an Exercise Price as of the end of the Option Period (prior to any such extension) that is not less than the Fair Market Value of a share of Common Stock at such time) until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code). The Committee may accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect any other terms and conditions of such Option.

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be delivered pursuant to any exercise of an Option until the Participant has paid the Exercise Price to the Company in full, and an amount equal to any U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. Options may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Option and the Award Agreement accompanied by payment of the Exercise Price and such applicable taxes. The Exercise Price shall be payable (i) in cash or by check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual delivery of such shares to the Company) or any combination of the foregoing; provided, that such shares of Common Stock are not subject to any pledge or other security interest; or (ii) by such other method as elected by the Participant and that the Committee may permit, in its sole discretion, including without limitation: (A) in the form of other property having a Fair Market Value on the date of exercise equal to the Exercise Price and all applicable required withholding taxes; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price and all applicable required withholding taxes against delivery of the shares of Common Stock to settle the applicable trade; or (C) by means of a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise deliverable in respect of an Option that are needed to pay for the Exercise Price and all applicable required withholding taxes. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Common Stock, or whether such fractional shares of Common Stock or any rights thereto shall be canceled, terminated or otherwise eliminated.

Annex K-8

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date on which the Participant makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instruction from such Participant as to the sale of such Common Stock.

(f) Compliance with Laws. Notwithstanding the foregoing, in no event shall the Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation service on which the Common Stock of the Company is listed or quoted.

(g) Incentive Stock Option Grants to 10% Stockholders. Notwithstanding anything to the contrary in this Section 7, if an Incentive Stock Option is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of a parent or subsidiary of the Company (within the meaning of Sections 424(e) and 424(f) of the Code), the Option Period shall not exceed five years from the date of grant of such Option and the Exercise Price shall be at least 110% of the Fair Market Value (on the date of grant) of the shares subject to the Option.

(h) $100,000 Per Year Limitation for Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

8. Stock Appreciation Rights (SARs).

(a) Generally. Each SAR shall be subject to the conditions set forth in the Plan and the Award Agreement. Any Option granted under the Plan may include a tandem SAR. The Committee also may award SARs independent of any Option.

(b) Strike Price. The strike price (“Strike Price”) per share of Common Stock for each SAR (that is not a Substitute Award) shall not be less than 100% of the Fair Market Value of such share, determined as of the date of grant; provided, however, that a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option. Any modification to the Strike Price of an outstanding SAR shall be subject to the prohibition on repricing set forth in Section 13(b).

(c) Vesting and Expiration. A SAR granted in tandem with an Option shall vest and become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independently of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting or exercisability dates set by the Committee, the Committee may accelerate the vesting and/or exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to vesting and/or exercisability. If the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy or a Company-imposed “blackout period,” the SAR Period shall be automatically extended (other than with respect to SARs with a Strike Price as of the end of the SAR Period (prior to any such extension) that is not less than the Fair Market Value of a share of Common Stock at such time) until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code).

(d) Method of Exercise. SARs may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

Annex K-9

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the holder thereof an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value as determined on the date of exercise, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each Restricted Stock and Restricted Stock Unit Award shall be subject to the conditions set forth in the Plan and the applicable Award Agreement. The Committee shall establish restrictions applicable to Restricted Stock and Restricted Stock Units, including the period over which the restrictions shall apply (the “Restricted Period”), and the time or times at which Restricted Stock or Restricted Stock Units shall become vested (which, for the avoidance of doubt, may include service-and/or performance-based vesting conditions). To the extent permitted in the Committee’s sole discretion, and subject to such rules, approvals, and conditions as the Committee may impose from time to time, an Eligible Person who is a non-employee director may elect to receive all or a portion of such Eligible Person’s cash director fees and other cash director compensation payable for director services provided to the Company by such Eligible Person in any fiscal year, in whole or in part, in the form of Restricted Stock Units (which may be fully vested from the date of receipt). The Committee may accelerate the vesting and/or the lapse of any or all of the restrictions on Restricted Stock and Restricted Stock Units which acceleration shall not affect any other terms and conditions of such Awards. No share of Common Stock shall be issued at the time an Award of Restricted Stock Units is made, and the Company will not be required to set aside a fund for the payment of any such Award.

(b) Stock Certificates; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions. The Committee may also cause a stock certificate registered in the name of the Participant to be issued. In such event, the Committee may provide that such certificates shall be held by the Company or in escrow rather than delivered to the Participant pending vesting and release of restrictions, in which case the Committee may require the Participant to execute and deliver to the Company or its designee (including third-party administrators) (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock. If the Participant shall fail to execute and deliver the escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the Award Agreement, the Participant shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock.

(c) Restrictions; Forfeiture. Restricted Stock and Restricted Stock Units awarded to the Participant shall be subject to forfeiture until the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, and shall be subject to the restrictions on transferability set forth in the Award Agreement. In the event of any forfeiture, all rights of the Participant to such Restricted Stock (or as a stockholder with respect thereto), and to such Restricted Stock Units, as applicable, including to any dividends and/or dividend equivalents that may have been accumulated and withheld during the Restricted Period in respect thereof, shall terminate without further action or obligation on the part of the Company. The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant of the Restricted Stock Award or Restricted Stock Unit Award, such action is appropriate.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock and the attainment of any other vesting criteria, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect, except as set forth in the Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall deliver to the Participant or such Participant’s beneficiary (via book-entry notation or, if applicable, in stock certificate form) the shares of Restricted Stock with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that

Annex K-10

may have been withheld by the Committee and attributable to the Restricted Stock shall be distributed to the Participant in cash or in shares of Common Stock having a Fair Market Value (on the date of distribution) (or a combination of cash and shares of Common Stock) equal to the amount of such dividends, upon the release of restrictions on the Restricted Stock.

(ii) Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or such Participant’s beneficiary (via book-entry notation or, if applicable, in stock certificate form), one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit that has not then been forfeited and with respect to which the Restricted Period has expired and any other such vesting criteria are attained (“Released Unit”); provided, however, that the Committee may elect to (A) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Released Units or (B) defer the delivery of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the shares of Common Stock would have otherwise been delivered to the Participant in respect of such Restricted Stock Units.

(iii) To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, if determined by the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends as of the date of payment (or a combination of cash and shares of Common Stock) (and interest may, if determined by the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled (in the case of Restricted Stock Units, following the release of restrictions on such Restricted Stock Units), and if such Restricted Stock Units are forfeited, the holder thereof shall have no right to such dividend equivalent payments.

(e) Legends on Restricted Stock. Each certificate representing Restricted Stock awarded under the Plan, if any, shall bear a legend substantially in the form of the following in addition to any other information the Company deems appropriate until the lapse of all restrictions with respect to such Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE BOWLERO CORP. 2021 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT, DATED AS OF _______, BETWEEN BOWLERO CORP. AND _______. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF BOWLERO CORP.

10. Other Stock-Based Awards and Other Cash-Based Awards. The Committee may issue unrestricted Common Stock, rights to receive future grants of Awards, or other Awards denominated in Common Stock (including performance shares or performance units), or Awards that provide for cash payments based in whole or in part on the value or future value of shares of Common Stock (“Other Stock-Based Awards”) and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time determine. Each Other Stock-Based Award shall be evidenced by an Award Agreement, which may include conditions including, without limitation, the payment by the Participant of the Fair Market Value of such shares of Common Stock on the date of grant.

11. Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or

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changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation service, accounting principles or law, such that in any case an adjustment is determined by the Committee to be necessary or appropriate, then the Committee shall (other than with respect to Other Cash-Based Awards) make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award and/or (3) any applicable performance measures (including, without limitation, Performance Conditions and performance periods);

(ii) providing for a substitution or assumption of Awards (or awards of an acquiring company), accelerating the delivery, vesting and/or exercisability of, lapse of restrictions and/or other conditions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than (10) days) for the Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate or become no longer exercisable upon the occurrence of such event); and

(iii) cancelling any one or more outstanding Awards (or awards of an acquiring company) and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per-share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect any “equity restructuring” (within the meaning of the Financial Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)). Except as otherwise determined by the Committee, any adjustment in Incentive Stock Options under this Section 11 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 11 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 promulgated under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes. In anticipation of the occurrence of any event listed in the first sentence of this Section 11, for reasons of administrative convenience, the Committee in its sole discretion may refuse to permit the exercise of any Award during a period of up to 30 days prior to, and/or up to 30 days after, the anticipated occurrence of any such event.

12. Effect of Termination of Service or a Change in Control on Awards.

(a) Termination. To the extent permitted under Section 409A of the Code, the Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and to the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant’s termination of service prior to the end of a performance period or vesting, exercise or settlement of such Award.

(b) Change in Control. In the event of a Change in Control, notwithstanding any provision of the Plan to the contrary, the Committee may provide for: (i) continuation or assumption of such outstanding Awards under the Plan by the Company (if it is the surviving corporation) or by the surviving corporation or its parent; (ii) substitution by the surviving corporation or its parent of awards with substantially the same terms and value for such outstanding

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Awards (in the case of an Option or SAR, the Intrinsic Value at grant of such Substitute Award shall equal the Intrinsic Value of the Award); (iii) acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or other performance conditions deemed met at target) or right to exercise such outstanding Awards immediately prior to or as of the date of the Change in Control, and the expiration of such outstanding Awards to the extent not timely exercised by the date of the Change in Control or other date thereafter designated by the Committee; or (iv) in the case of an Option or SAR, cancelation in consideration of a payment in cash or other consideration to the Participant who holds such Award in an amount equal to the Intrinsic Value of such Award (which may be equal to but not less than zero), which, if in excess of zero, shall be payable upon the effective date of such Change in Control. For the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SARs for which the Exercise Price or Strike Price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor.

13. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of any securities exchange or inter-dealer quotation service on which the shares of Common Stock may be listed or quoted, for changes in GAAP to new accounting standards); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary, unless the Committee determines that such amendment, alteration, suspension, discontinuance or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 13(b) without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent not inconsistent with the terms of any applicable Award Agreement or the Plan, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after the Participant’s termination of employment or service with the Company); provided, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation; provided, further, that except as otherwise permitted under Section 11 of the Plan, if (i) the Committee reduces the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee cancels any outstanding Option or SAR and replaces it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash in a manner that would either (A) be reportable on the Company’s proxy statement or Form 10-K (if applicable) as Options that have been “repriced” (as such term is used in Item 402 of Regulation S-K promulgated under the Exchange Act), or (B) result in any “repricing” for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment), (iii) the Committee takes any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, or (iv) the Committee cancels any outstanding Option or SAR that has a per-share Exercise Price or Strike Price (as applicable) at or above the Fair Market Value of a share of Common Stock on the date of cancellation, and pays any consideration to the holder thereof, whether in cash, securities, or other property, or any combination thereof, then, in the case of the immediately preceding clauses (i) through (iv), any such action shall not be effective without stockholder approval.

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14. General.

(a) Award Agreements; Other Agreements. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto. In the event of any conflict between the terms of the Plan and any Award Agreement or employment, change-in-control, severance or other agreement in effect with the Participant, the terms of the Plan shall control.

(b) Nontransferability.

(i) Each Award shall be exercisable only by the Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may permit Awards (other than Incentive Stock Options) to be transferred by the Participant, without consideration, subject to such rules as the Committee may adopt, to (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statements promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant or the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) any other transferee as may be approved either (1) by the Board or the Committee, or (2) as provided in the applicable Award Agreement (each transferee described in clause (A), (B), (C) or (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding paragraph shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award Agreement, to the Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the transferred Award, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement; and (E) any non-competition, non-solicitation, non-disparagement, non-disclosure, or other restrictive covenants contained in any Award Agreement or other agreement between the Participant and the Company or any Affiliate shall continue to apply to the Participant and the consequences of the violation of such covenants shall continue to be applied with respect to the transferred Award, including without limitation the clawback and forfeiture provisions of Section 14(t) of the Plan.

(c) Dividends and Dividend Equivalents. The Committee may provide the Participant with dividends or dividend equivalents as part of an Award, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company
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subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards; provided, that no dividends or dividend equivalents shall be payable (i) in respect of outstanding Options or SARs or (ii) in respect of any other Award unless and until the Participant vests in such underlying Award; provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate).

(d) Tax Withholding.

(i) The Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right (but not the obligation) and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to the Participant, the amount (in cash, Common Stock, other securities or other property) of any required withholding taxes (up to the maximum statutory withholding amounts or such higher amounts as provided pursuant to the next sentence) in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action that the Committee or the Company deem necessary to satisfy all obligations for the payment of such withholding taxes. To the extent permitted by the Committee in its sole discretion, the Company may (at the advance written request of a Participant) withhold amounts in respect of an Award, its exercise, or any payment or transfer under an Award in excess of the maximum statutory withholding amounts, up to the Participant’s maximum individual tax rate in each relevant jurisdiction applicable to the Participant at the applicable time of withholding, so long as such withholdings do not result in such Award being classified as a liability-based award in accordance with applicable accounting standards.

(ii) Without limiting the generality of paragraph (i) above, the Committee may permit the Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) payment in cash, (B) the delivery of shares of Common Stock (which shares are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value on such date equal to such withholding liability or (C) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value on such date equal to such withholding liability. In addition, subject to any requirements of applicable law, the Participant may also satisfy the tax withholding obligations by other methods, including selling shares of Common Stock that would otherwise be available for delivery, provided that the Board or the Committee has specifically approved such payment method in advance.

(e) No Claim to Awards; No Rights to Continued Employment, Directorship or Engagement. No employee, director of the Company, consultant providing service to the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of the Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among the Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, or to continue in the employ or the service of the Company or an Affiliate, nor shall it be construed as giving any Participant who is a director any rights to continued service on the Board.

(f) International Participants. With respect to the Participants who reside or work outside of the United States, the Committee may amend the terms of the Plan or appendices thereto, or outstanding Awards, with respect to such Participants, in order to conform such terms with or accommodate the requirements of local laws, procedures or practices or to obtain more favorable tax or other treatment for the Participant, the Company or its Affiliates. Without limiting the generality of this subsection, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability, retirement or other terminations of employment, available methods of exercise or settlement of an Award, payment of income, social insurance contributions or payroll taxes, withholding procedures and handling of any stock certificates or other indicia of ownership that vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

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(g) Beneficiary Designation. The Participant’s beneficiary shall be the Participant’s spouse (or domestic partner if such status is recognized by the Company and in such jurisdiction), or if the Participant is otherwise unmarried at the time of death, the Participant’s estate, except to the extent that a different beneficiary is designated in accordance with procedures that may be established by the Committee from time to time for such purpose. Notwithstanding the foregoing, in the absence of a beneficiary validly designated under such Committee-established procedures and/or applicable law who is living (or in existence) at the time of death of a Participant residing or working outside the United States, any required distribution under the Plan shall be made to the executor or administrator of the estate of the Participant, or to such other individual as may be prescribed by applicable law.

(h) Termination of Employment or Service. The Committee, in its sole discretion, shall determine the effect of all matters and questions related to the termination of employment of or service of a Participant. Except as otherwise provided in an Award Agreement, or any employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate, unless determined otherwise by the Committee: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if the Participant’s employment with the Company or its Affiliates terminates, but such Participant continues to provide services with the Company or its Affiliates in a non-employee capacity (including as a non-employee director) (or vice versa), such change in status shall not be considered a termination of employment or service with the Company or an Affiliate for purposes of the Plan.

(i) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(j) Government and Other Regulations.

(i) Nothing in the Plan shall be deemed to authorize the Committee or Board or any members thereof to take any action contrary to applicable law or regulation, or rules of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted.

(ii) The obligation of the Company to settle Awards in Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, U.S. federal securities laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such shares or other securities of the Company are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates of Common Stock or other securities of the Company or any Affiliate delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

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(iii) The Committee may cancel an Award or any portion thereof if it determines that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company and/or the Participant’s sale of Common Stock to the public markets illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless prevented by applicable laws, the Company shall pay to the Participant an amount equal to the excess (if any) of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(k) Payments to Persons Other Than the Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for such person’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or such person’s estate (unless a prior claim therefor has been made by a duly appointed legal representative or a beneficiary designation form has been filed with the Company) may, if the Committee so directs the Company, be paid to such person’s spouse, child, or relative, or an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or to otherwise segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. The Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

(n) Reliance on Reports. Each member of the Committee and each member of the Board (and each such member’s respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent registered public accounting firm of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

(o) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(p) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(q) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in

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the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(r) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company.

(s) Section 409A of the Code.

(i) It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) Notwithstanding anything in the Plan to the contrary, if the Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” within the meaning of Section 409A of the Code or, if earlier, the Participant’s date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) In the event that the timing of payments in respect of any Award that would otherwise be considered “deferred compensation” subject to Section 409A of the Code would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “disability” pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder.

(t) Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, the Committee may cancel an Award if the Participant, without the consent of the Company, (A) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Company or any Affiliate while employed by or providing services to the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities or (B) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company or any Affiliate, as determined by the Committee, or if the Participant’s employment or service is terminated for Cause. The Committee may also provide in an Award Agreement that in any such event the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of shares of Common Stock acquired in respect of such Award, and must promptly repay such amounts to the Company. The Committee may also provide in an Award Agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by the Committee, then the Participant shall be required to promptly repay any such excess amount to the Company. In addition, the Company shall retain the right to bring an action at equity or law to enjoin the Participant’s activity and recover damages resulting from such activity. Further, to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common

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Stock is listed or quoted, or if so required pursuant to a written policy adopted by the Company, Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding Award Agreements).

(u) No Representations or Covenants With Respect to Tax Qualification. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or non-U.S. tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

(v) No Interference. The existence of the Plan, any Award Agreement, and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(w) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(x) Whistleblower Acknowledgments. Notwithstanding anything to the contrary herein, nothing in this Plan or any Award Agreement will (i) prohibit a Participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its Affiliates of any reporting described in clause (i).

*            *            *

As adopted by the Board of Directors of the Company on [_____], 2021.

As approved by the stockholders of the Company on [_____], 2021.

Annex K-19

Exhibit K

Form of Acquiror Employee Stock Purchase Plan
[See attached.]

Annex K-20

Bowlero Corp.
Employee Stock Purchase Plan

1. Purpose. The purpose of this Employee Stock Purchase Plan (the “Plan”) of Bowlero Corp, a Delaware corporation (the “Company”), is to provide eligible Employees of the Company and its Designated Subsidiaries with a convenient opportunity to purchase Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions. The following definitions shall apply throughout the Plan.

(a) “Board” means the Board of Directors of the Company.

(b) “Code” means the United States Internal Revenue Code of 1986, as amended, and any successor thereto. References to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successors thereto.

(c) “Committee” means a committee appointed by the Board. In the absence of a contrary designation by the Board, the Compensation Committee of the Board shall be the Committee hereunder.

(d) “Common Stock” means the Class A Common Stock of the Company, par value $0.0001 per share and any stock or other securities into which such Class A Common Stock may be converted or into which it may be exchanged.

(e) “Company” has the meaning set forth in Section 1.

(f) “Compensation” means the base pay (determined on such date as may be established by the Committee) received by an Employee from the Company or a Designated Subsidiary. Base pay shall (i) be determined prior to any salary reduction contributions under a cafeteria plan pursuant to Section 125 of the Code, any salary reduction amounts pursuant to a qualified transportation benefit program pursuant to Section 132(f) of the Code, and any elective deferrals to a nonqualified deferred compensation plan and to a cash or deferred plan pursuant to Section 401(k) of the Code and (ii) exclude any imputed income arising under any group insurance or benefit program, travel expenses, business and relocation expense, and income received in connection with stock options or other equity-based awards.

(g) “Continuous Status as an Employee” means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of (i) sick leave, military leave, or other bona fide leave of absence that is required by law to be considered uninterrupted service or that is otherwise approved by the Committee if the period of such leave does not exceed 90 days, or if longer, so long as the individual’s right to reemployment as an Employee is guaranteed either by contract or statute; or (ii) transfers between locations of the Company or between and among the Company and its Designated Subsidiaries. For purposes of clarification, the disposition of a Designated Subsidiary shall constitute a termination of the Continuous Status as an Employee of any Employee employed by such Designated Subsidiary.

(h) “Contributions” means all amounts credited to the notional account of a Participant pursuant to the Plan.

(i) “Corporate Transaction” means a sale of all or substantially all of the Company’s assets, or a merger, consolidation, or other capital reorganization of the Company with or into another corporation, or any other transaction or series of related transactions in which the Company’s stockholders immediately prior thereto own less than 50% of the voting stock of the Company (or its successor or ultimate parent company) immediately thereafter, but excluding any acquisition of voting stock by the Company or any of its affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its affiliates.

(j) “Designated Subsidiaries” means all Subsidiaries, except with respect to any of such Subsidiaries that the Committee has determined is not eligible to participate in the Plan.

(k) “Employee” means any person who (i) has had Continuous Status as an Employee of the Company or one of its Designated Subsidiaries for a period of at least sixty (60) days, (ii) is customarily employed thereby for at least 20 hours per week and more than five (5) months in a calendar year, and (iii) is classified as an employee for tax purposes.

Annex K-21

(l) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(m) “Fair Market Value” means, for any date, with respect to a Share, the closing sales price of a Share on the primary exchange on which the Common Stock is traded on such date or, in the event that the Common Stock is not traded on such date, then the immediately preceding trading date. In the absence of an established market for Common Stock, the Fair Market Value of a Share shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons. The “Fair Market Value” of all other property shall be determined in good faith by the Committee, and such determination shall be conclusive and binding on all persons.

(n) “Indemnifiable Person” shall have the meaning ascribed to it in Section 27.

(o) “Maximum Number of Shares” means, with respect to a given Offering Period, a number of Shares equal to the quotient of (x) $25,000 divided by (y) the Fair Market Value of a Share on the Offering Date.

(p) “New Purchase Date” shall have the meaning ascribed to it in Section 16(b).

(q) “Offering Date” means the first day of each Offering Period, as determined in accordance with Section 3.

(r) “Offering Period” means a period described in Section 3.

(s) “Plan” has the meaning set forth in Section 1.

(t) “Plan Administrator” means the Committee, or such other institution selected by the Committee.

(u) “Participant” means an eligible Employee who has elected to participate in the Plan in accordance with Section 5.

(v) “Purchase Date” means, unless otherwise determined by the Committee, December 31 of each calendar year or, in the event that the Common Stock is not traded on such date, the immediately preceding trading date, as applicable.

(w) “Purchase Price” means, with respect to a given Offering Period, an amount equal to 85% (or such greater percentage as designed by the Committee) of the Fair Market Value of a Share on (i) the Purchase Date or (ii) the Offering Date, whichever amount is lower; provided, that the Purchase Price will in no event be less than the par value of a Share.

(x) “Reserves” shall have the meaning ascribed to it in Section 16(a).

(y) “Rule 16b-3” means Rule 16b-3 adopted under Section 16 of the Exchange Act.

(z) “Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(aa) “Share” means a share of Common Stock, as adjusted in accordance with Section 16.

(bb) “Subsidiary” means a corporation which is a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code.

3. Offering Periods. The Plan shall be implemented by a series of consecutive Offering Periods commencing on January 1 and ending on December 31 of each calendar year. The Committee shall have the authority to change the duration (subject to a maximum Offering Period of 27 months), frequency, start date, and end dates of Offering Periods.

4. Eligibility. Subject to the requirements of Section 5 and the limitations imposed by Section 423(b) of the Code (and unless different dates are established by the Committee in respect of any Offering Period), a person shall be eligible to participate in an Offering Period if such person is an Employee as of the date on which an election for

Annex K-22

participation in the Offering is required pursuant to Section 5(b) below; provided, however, that the Committee may provide that an Employee shall not be eligible to participate in an Offering Period if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Committee pursuant to Section 423(b)(4) (A) of the Code (which service requirement may not exceed two years); and/or (iii) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Common Stock under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Common Stock under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Committee in its sole discretion; provided, further, that any exclusion in clause (i), (ii) or (iii) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

5. Participation.

(a) Participation in the Plan is completely voluntary. Except as set forth in Section 7(b) below, participation in one or more of the offerings under the Plan shall neither limit, nor require, participation in any other offering.

(b) An eligible Employee may become a Participant in respect of an Offering Period by electing to participate in the manner approved by the Committee. An Employee who elects to participate in an Offering Period shall do so at least ten (10) days prior to the Offering Date, unless a different time for electing to participate (including following the Offering Date) is set by the Committee.

(c) A Participant’s election shall indicate either a fixed dollar amount or a percentage of such Participant’s Compensation, in either case, as may be determined by the Committee, to be contributed during the applicable Offering Period; provided, however, that a Participant’s election shall be subject to the limitations of Section 7(b).

(d) The deduction rate selected by a Participation shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new election in the manner approved by the Committee, (ii) withdraws from the Plan, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

6. Method of Payment of Contributions.

(a) Payroll deductions shall be made from a Participant’s Compensation during an Offering Period in an aggregate amount equal to the Participant’s contribution election for such Offering Period. All payroll deductions made by a Participant shall be credited to his or her notional account under the Plan. Participant may not make a prepayment or any additional payments into such notional account. Payroll deductions in respect of any Offering Period shall commence on the Offering Date and shall end on the final day of the final payroll period ending on or prior to the applicable Purchase Date, unless sooner terminated by the Participant as provided in Section 10.

(b) Participants on an authorized leave of absence during an Offering Period may continue to participate in such Offering Period; provided, however, that a Participant on an authorized leave of absence will have contributions suspended during such leave of absence and, absent any other instruction from such Participant, such contributions will resume upon the next payroll following such Participant’s return from such leave of absence.

(c) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 7(b) herein, a Participant’s payroll deductions may be decreased by the Company to zero during any Offering Period.

7. Grant of Option.

(a) On each Offering Date, each Participant shall be deemed to have been granted an option to purchase as many Shares (rounded down to the nearest whole Share) as may be purchased with his or her Contributions during the related Offering Period at the Purchase Price; provided, however, that such option shall be subject to the limitations set forth in Section 7(b) below and Section 11, and may be reduced pursuant to Section 6, in each case, if applicable.

Annex K-23

(b) Notwithstanding any contrary provisions of the Plan, each option to purchase Shares under the Plan shall be limited as necessary to prevent any Employee from (i) immediately after the grant, owning capital stock of the Company and holding outstanding options to purchase capital stock of the Company possessing, in the aggregate, more than 5% of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, including for this purpose any stock attributed to such Employee pursuant to Section 424(d) of the Code, (ii) acquiring rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Code or any other similar arrangements maintained by the Company or any of its Subsidiaries) of the Company and its Subsidiaries which accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding and exercisable at any time, or (iii) purchasing, in respect of any Offering Period, more than the Maximum Number of Shares.

8. Exercise of Option; Interest.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of Shares will be exercised automatically on the applicable Purchase Date, and the number of full Shares subject to the option will be purchased at the applicable Purchase Price with the accumulated Contributions in his or her notional account. No fractional Shares shall be issued. Any amounts accumulated in a Participant’s notional account that are not used to purchase Shares (other than any amount that is not sufficient to purchase a full Share, which shall be automatically carried forward to the next Offering Period) shall be refunded to the Participant as soon as practicable following the Purchase Date. Notwithstanding Section 9 below, the Shares purchased upon exercise of an option hereunder shall be deemed to be transferred to the Participant as of the Purchase Date. During his or her lifetime, a Participant’s option to purchase Shares hereunder is exercisable only by him or her.

(b) At the time an option granted under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued to a Participant under the Plan is disposed of, the Participant must make adequate provisions for any applicable federal, state, or other tax withholding obligations, if any, that arise upon the Purchase Date or the disposition of the Common Stock. At any time, the Company or a Designated Subsidiary may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or disposition of Common Stock by the Participant earlier than as described in Section 423(a)(1) of the Code.

(c) No interest will be paid or allowed on any money paid into the Plan or credited to the notional account of any Participant.

9. Delivery. As promptly as practicable after each Purchase Date, the number of Shares purchased by each Participant upon exercise of his or her option shall be deposited into an account established in the Participant’s name with the Plan Administrator. The Committee may determine that no Share purchased in respect of an offering may be transferred out of such Participant’s account with the Plan Administrator other than in connection with a “disposition” (as such term is used in Section 423(a)(1) of the Code) of such Share for the longer of (x) two (2) years following the Offering Date applicable to such Share and (y) one (1) year following the Purchase Date applicable to such Share.

10. Voluntary Withdrawal; Termination of Employment.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her notional account under the Plan at any time prior to the applicable Purchase Date by giving written notice to the Plan Administrator in the manner directed by the Company. All of the Participant’s Contributions credited to his or her notional account with respect to an Offering Period will be paid to him or her as soon as administratively practicable after receipt of his or her notice of withdrawal, his or her option for the current Offering Period will be automatically terminated, and no further Contributions for the purchase of Shares may be made by the Participant with respect to such Offering Period. A Participant’s withdrawal from the Plan during an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding Offering Period or in any similar plan that may hereafter be adopted by the Company.

(b) Upon termination of the Participant’s Continuous Status as an Employee prior to a Purchase Date for any reason, including retirement or death, the Contributions credited to his or her notional account will be returned to him or her, and his or her option will be automatically terminated; provided, however, that in the event of the death of a

Annex K-24

Participant, the Company shall deliver the Contributions to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such amounts to the spouse or to any one or more dependents or relatives of the Participant.

11. Shares.

(a) Subject to adjustment as provided in Section 16, the maximum number of Shares that shall be made available for sale under the Plan shall be [X]1 subject to an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the least of (i) 1% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year, (ii) [_____]2 Shares and (iii) such number of shares as is determined by the Board. If the Committee determines at any time that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed the number of Shares that are available for sale under the Plan on such Purchase Date, the Company shall make a pro rata allocation of the Shares available for purchase on such Purchase Date, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and the Committee may, in its discretion (x) continue all Offering Periods then in effect, or (y) terminate any or all Offering Periods then in effect pursuant to Section 17 below.

(b) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

12. Administration.

(a) Subject to the express provisions of the Plan, the Committee shall administer the Plan and shall have the sole and plenary power to (i) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan; (ii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, including, without limitation to the foregoing, by changing the duration (subject to a maximum Offering Period of 27 months), frequency, start date, and end dates of Offering Periods and/or the Purchase Dates. The authority of the Committee includes, without limitation, the authority to (x) determine procedures for setting or changing payroll deduction percentages, and obtaining necessary tax withholdings, and (y) adopt amendments to the Plan in accordance with Section 17. All designations, determinations, interpretations, and other decisions by the Committee (or its delegate) regarding the Plan shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any affiliate, any Participant, any holder or beneficiary of any option, and any shareholder of the Company. The expenses of administering the Plan shall be borne by the Company.

(b) The Committee may delegate any or all of its authority and obligations under this Plan to such committee or committees (including without limitation, a committee of the Board) or officer(s) of the Company as they may designate.

(c) Nothing in the Plan shall be deemed to authorize the Committee to take any action contrary to applicable law or regulation, or rules of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted.

(d) Notwithstanding any delegation of authority hereunder, the Board may itself take any action permitted under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Committee shall be construed to apply equally to the Board. Any references to the Board mean the Board only.

13. Transferability. Neither amounts accumulated in a Participant’s notional account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will or by the laws of descent and distribution, or as provided in Section 10) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

____________

1         Note to Draft: Insert number of shares equal to 3% of the outstanding shares of the Company’s common stock immediately following the Closing (including, for clarity, the Class B shares issued in respect of the transaction bonus payable to Thomas Shannon).

2         Note to Draft: Exact number TBD; will be close to 1% of the Shares outstanding as of the closing.

Annex K-25

14. Use of Funds. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions.

15. Reports. Statements of account will be made available to Participants by the Company or the Plan Administrator in the form and manner designated by the Committee.

16. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Subject to any required action by the stockholders of the Company, (i) the number of Shares covered by each option under the Plan that has not yet been exercised, (ii) the number of Shares that have been authorized for issuance under the Plan but that have not yet been placed under option (collectively, the “Reserves”), (iii) the number of Shares set forth in Section 11 above, and (iv) the Purchase Price for each then-current Offering Period shall, if applicable, be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, a reverse stock split, a stock dividend, a subdivision, combination, or reclassification of the Common Stock (including any such change in the number of shares of Common Stock effected in connection with a change in domicile of the Company), or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company, or any increase or decrease in the value of a Share resulting from a spinoff or split-up; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided above, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b) In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Committee. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation (or its parent or subsidiary) refuses to assume or substitute for outstanding options, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set by the Committee (the “New Purchase Date”), as of which New Purchase Date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the Corporate Transaction, and the Company shall notify each Participant in writing, at least ten (10) days prior to the New Purchase Date, that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 10. For purposes of this Section 16, an option granted under the Plan shall be deemed to be assumed, without limitation, if at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of Shares or the same amount of property or cash, or number of securities (or combination thereof) as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of shares of Common Stock covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 16); provided, however, that if the consideration received in the transaction is not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent or subsidiary equal in Fair Market Value to the per-Share consideration received by holders of Common Stock in the transaction.

(c) If the Company consummates the sale or transfer of a Designated Subsidiary, business unit, or division to an unaffiliated person or entity, or the spin-off of a Designated Subsidiary, business unit, or division to shareholders during an Offering Period, the Contributions credited to the notional account of each Participant employed by such Designated Subsidiary, business unit, or division, as applicable, as of the time of such sale, transfer, or spin-off with respect the offering to which such Offering Period relates will be returned to the Participant without interest, and the Participant’s option will be automatically terminated.

(d) The existence of the Plan shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the

Annex K-26

Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior-preference stocks whose rights are superior to or affect the Common Shares or the rights thereof or that are convertible into or exchangeable for Common Shares, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

17. Amendment or Termination.

(a) The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of any securities exchange or inter-dealer quotation service on which the Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such amendment, alteration, suspension, discontinuance, or termination is either required or advisable in order for the Company or the Plan to satisfy any applicable law or regulation.

(b) Except as provided in Section 16, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board’s setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting principles applicable to the Plan.

(c) Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld that may be made during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable that are consistent with the Plan.

18. No Rights to Continued Employment. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an affiliate, or to continue in the employ or the service of the Company or an affiliate.

19. Beneficiary Designation. The Participant’s beneficiary shall be the Participant’s spouse (or domestic partner if such status is recognized by the Company and in such jurisdiction), or if the Participant is otherwise unmarried at the time of death, the Participant’s estate, except to the extent that a different beneficiary is designated in accordance with procedures that may be established by the Committee from time to time for such purpose. Notwithstanding the foregoing, in the absence of a beneficiary validly designated under such Committee-established procedures and/or applicable law who is living (or in existence) at the time of death of a Participant residing or working outside the United States, any required distribution under the Plan shall be made to the executor or administrator of the estate of the Participant, or to such other individual as may be prescribed by applicable law.

20. Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all eligible Employees who are granted options under the Plan shall have the same rights and privileges.

21. No Rights as a Shareholder. Except as otherwise specifically provided in the Plan, no person shall be entitled to the privileges of ownership in respect of Shares that are subject to options hereunder until such Shares have been issued or delivered to that person.

Annex K-27

22. Withholding. To the extent required by applicable federal, state, or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan.

23. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

24. Conditions Upon Issuance of Shares.

(a) The Plan and the issuance and delivery of Shares under the Plan are subject to compliance with all applicable U.S. federal, state, local, and non-U.S. laws, rules, and regulations (including but not limited to state, U.S. federal, and non-U.S. securities law, and margin requirements) and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such laws, rules, and regulations.

(b) Notwithstanding any terms or conditions of the Plan to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Shares pursuant to the Plan unless such Shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such Shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, U.S. federal securities laws, or the rules, regulations, and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such Shares are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations, and other requirements, and the Committee may cause a legend or legends to be put on any such certificates of Common Stock delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock delivered under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders.

25. Term of Plan; Effective Date. The Plan was adopted by the Board on [            ], 2021, and approved by the Company’s stockholders [            ], 2021. The Plan shall be effective on [             ], 2021 (the “Effective Date”), and shall continue in force and effect until terminated under Section 17. Unless sooner terminated by the Board, the Plan shall terminate upon the ten (10) year anniversary of the Effective Date.

26. Additional Restrictions of Rule 16b-3. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

27. Indemnification. No member of the Board or the Committee, nor any employee or agent of the Company exercising authority delegated by the Board or the Committee hereunder (each such person, an “Indemnifiable Person”), shall be liable for any action taken or omitted to be taken or any determination made in the administration of the Plan (unless constituting fraud or a willful criminal act or willful criminal omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be involved as a party or witness or otherwise by reason of any action taken or omitted to be taken or determination made under the Plan and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval (not to be unreasonably withheld) in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such

Annex K-28

Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of recognized standing of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or willful criminal omission or that such right of indemnification is otherwise prohibited by law or by the Company’s certificate of incorporation or by-laws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s certificate of incorporation or by-laws, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

28. Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

29. No Trust or Fund Created. The Plan shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or to otherwise segregate any assets, nor shall the Company maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

30. Reliance on Reports. Each member of the Committee and each member of the Board (and each such member’s respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent registered public accounting firm of the Company and its affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

31. Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan.

32. Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

33. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity, or would disqualify the Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, such provision shall be construed or deemed stricken as to such jurisdiction, person, or entity, and the remainder of the Plan shall remain in full force and effect.

34. Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

*            *            *

Annex K-29

Annex L

Bowlero Corp.
Employee Stock Purchase Plan

1. Purpose. The purpose of this Employee Stock Purchase Plan (the “Plan”) of Bowlero Corp, a Delaware corporation (the “Company”), is to provide eligible Employees of the Company and its Designated Subsidiaries with a convenient opportunity to purchase Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions. The following definitions shall apply throughout the Plan.

(a) “Board” means the Board of Directors of the Company.

(b) “Code” means the United States Internal Revenue Code of 1986, as amended, and any successor thereto. References to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successors thereto.

(c) “Committee” means a committee appointed by the Board. In the absence of a contrary designation by the Board, the Compensation Committee of the Board shall be the Committee hereunder.

(d) “Common Stock” means the Class A Common Stock of the Company, par value $0.0001 per share and any stock or other securities into which such Class A Common Stock may be converted or into which it may be exchanged.

(e) “Company” has the meaning set forth in Section 1.

(f) “Compensation” means the base pay (determined on such date as may be established by the Committee) received by an Employee from the Company or a Designated Subsidiary. Base pay shall (i) be determined prior to any salary reduction contributions under a cafeteria plan pursuant to Section 125 of the Code, any salary reduction amounts pursuant to a qualified transportation benefit program pursuant to Section 132(f) of the Code, and any elective deferrals to a nonqualified deferred compensation plan and to a cash or deferred plan pursuant to Section 401(k) of the Code and (ii) exclude any imputed income arising under any group insurance or benefit program, travel expenses, business and relocation expense, and income received in connection with stock options or other equity-based awards.

(g) “Continuous Status as an Employee” means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of (i) sick leave, military leave, or other bona fide leave of absence that is required by law to be considered uninterrupted service or that is otherwise approved by the Committee if the period of such leave does not exceed 90 days, or if longer, so long as the individual’s right to reemployment as an Employee is guaranteed either by contract or statute; or (ii) transfers between locations of the Company or between and among the Company and its Designated Subsidiaries. For purposes of clarification, the disposition of a Designated Subsidiary shall constitute a termination of the Continuous Status as an Employee of any Employee employed by such Designated Subsidiary.

(h) “Contributions” means all amounts credited to the notional account of a Participant pursuant to the Plan.

(i) “Corporate Transaction” means a sale of all or substantially all of the Company’s assets, or a merger, consolidation, or other capital reorganization of the Company with or into another corporation, or any other transaction or series of related transactions in which the Company’s stockholders immediately prior thereto own less than 50% of the voting stock of the Company (or its successor or ultimate parent company) immediately thereafter, but excluding any acquisition of voting stock by the Company or any of its affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its affiliates.

(j) “Designated Subsidiaries” means all Subsidiaries, except with respect to any of such Subsidiaries that the Committee has determined is not eligible to participate in the Plan.

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(k) “Employee” means any person who (i) has had Continuous Status as an Employee of the Company or one of its Designated Subsidiaries for a period of at least sixty (60) days, (ii) is customarily employed thereby for at least 20 hours per week and more than five (5) months in a calendar year, and (iii) is classified as an employee for tax purposes.

(l) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(m) “Fair Market Value” means, for any date, with respect to a Share, the closing sales price of a Share on the primary exchange on which the Common Stock is traded on such date or, in the event that the Common Stock is not traded on such date, then the immediately preceding trading date. In the absence of an established market for Common Stock, the Fair Market Value of a Share shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons. The “Fair Market Value” of all other property shall be determined in good faith by the Committee, and such determination shall be conclusive and binding on all persons.

(n) “Indemnifiable Person” shall have the meaning ascribed to it in Section 27.

(o) “Maximum Number of Shares” means, with respect to a given Offering Period, a number of Shares equal to the quotient of (x) $25,000 divided by (y) the Fair Market Value of a Share on the Offering Date.

(p) “New Purchase Date” shall have the meaning ascribed to it in Section 16(b).

(q) “Offering Date” means the first day of each Offering Period, as determined in accordance with Section 3.

(r) “Offering Period” means a period described in Section 3.

(s) “Plan” has the meaning set forth in Section 1.

(t) “Plan Administrator” means the Committee, or such other institution selected by the Committee.

(u) “Participant” means an eligible Employee who has elected to participate in the Plan in accordance with Section 5.

(v) “Purchase Date” means, unless otherwise determined by the Committee, December 31 of each calendar year or, in the event that the Common Stock is not traded on such date, the immediately preceding trading date, as applicable.

(w) “Purchase Price” means, with respect to a given Offering Period, an amount equal to 85% (or such greater percentage as designed by the Committee) of the Fair Market Value of a Share on (i) the Purchase Date or (ii) the Offering Date, whichever amount is lower; provided, that the Purchase Price will in no event be less than the par value of a Share.

(x) “Reserves” shall have the meaning ascribed to it in Section 16(a).

(y) “Rule 16b-3” means Rule 16b-3 adopted under Section 16 of the Exchange Act.

(z) “Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(aa) “Share” means a share of Common Stock, as adjusted in accordance with Section 16.

(bb) “Subsidiary” means a corporation which is a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code.

3. Offering Periods. The Plan shall be implemented by a series of consecutive Offering Periods commencing on January 1 and ending on December 31 of each calendar year. The Committee shall have the authority to change the duration (subject to a maximum Offering Period of 27 months), frequency, start date, and end dates of Offering Periods.

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4. Eligibility. Subject to the requirements of Section 5 and the limitations imposed by Section 423(b) of the Code (and unless different dates are established by the Committee in respect of any Offering Period), a person shall be eligible to participate in an Offering Period if such person is an Employee as of the date on which an election for participation in the Offering is required pursuant to Section 5(b) below; provided, however, that the Committee may provide that an Employee shall not be eligible to participate in an Offering Period if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Committee pursuant to Section 423(b)(4) (A) of the Code (which service requirement may not exceed two years); and/or (iii) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Common Stock under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Common Stock under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Committee in its sole discretion; provided, further, that any exclusion in clause (i), (ii) or (iii) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

5. Participation.

(a) Participation in the Plan is completely voluntary. Except as set forth in Section 7(b) below, participation in one or more of the offerings under the Plan shall neither limit, nor require, participation in any other offering.

(b) An eligible Employee may become a Participant in respect of an Offering Period by electing to participate in the manner approved by the Committee. An Employee who elects to participate in an Offering Period shall do so at least ten (10) days prior to the Offering Date, unless a different time for electing to participate (including following the Offering Date) is set by the Committee.

(c) A Participant’s election shall indicate either a fixed dollar amount or a percentage of such Participant’s Compensation, in either case, as may be determined by the Committee, to be contributed during the applicable Offering Period; provided, however, that a Participant’s election shall be subject to the limitations of Section 7(b).

(d) The deduction rate selected by a Participation shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new election in the manner approved by the Committee, (ii) withdraws from the Plan, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

6. Method of Payment of Contributions.

(a) Payroll deductions shall be made from a Participant’s Compensation during an Offering Period in an aggregate amount equal to the Participant’s contribution election for such Offering Period. All payroll deductions made by a Participant shall be credited to his or her notional account under the Plan. Participant may not make a prepayment or any additional payments into such notional account. Payroll deductions in respect of any Offering Period shall commence on the Offering Date and shall end on the final day of the final payroll period ending on or prior to the applicable Purchase Date, unless sooner terminated by the Participant as provided in Section 10.

(b) Participants on an authorized leave of absence during an Offering Period may continue to participate in such Offering Period; provided, however, that a Participant on an authorized leave of absence will have contributions suspended during such leave of absence and, absent any other instruction from such Participant, such contributions will resume upon the next payroll following such Participant’s return from such leave of absence.

(c) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 7(b) herein, a Participant’s payroll deductions may be decreased by the Company to zero during any Offering Period.

7. Grant of Option.

(a) On each Offering Date, each Participant shall be deemed to have been granted an option to purchase as many Shares (rounded down to the nearest whole Share) as may be purchased with his or her Contributions during the related Offering Period at the Purchase Price; provided, however, that such option shall be subject to the limitations set forth in Section 7(b) below and Section 11, and may be reduced pursuant to Section 6, in each case, if applicable.

Annex L-3

(b) Notwithstanding any contrary provisions of the Plan, each option to purchase Shares under the Plan shall be limited as necessary to prevent any Employee from (i) immediately after the grant, owning capital stock of the Company and holding outstanding options to purchase capital stock of the Company possessing, in the aggregate, more than 5% of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, including for this purpose any stock attributed to such Employee pursuant to Section 424(d) of the Code, (ii) acquiring rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Code or any other similar arrangements maintained by the Company or any of its Subsidiaries) of the Company and its Subsidiaries which accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding and exercisable at any time, or (iii) purchasing, in respect of any Offering Period, more than the Maximum Number of Shares.

8. Exercise of Option; Interest.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of Shares will be exercised automatically on the applicable Purchase Date, and the number of full Shares subject to the option will be purchased at the applicable Purchase Price with the accumulated Contributions in his or her notional account. No fractional Shares shall be issued. Any amounts accumulated in a Participant’s notional account that are not used to purchase Shares (other than any amount that is not sufficient to purchase a full Share, which shall be automatically carried forward to the next Offering Period) shall be refunded to the Participant as soon as practicable following the Purchase Date. Notwithstanding Section 9 below, the Shares purchased upon exercise of an option hereunder shall be deemed to be transferred to the Participant as of the Purchase Date. During his or her lifetime, a Participant’s option to purchase Shares hereunder is exercisable only by him or her.

(b) At the time an option granted under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued to a Participant under the Plan is disposed of, the Participant must make adequate provisions for any applicable federal, state, or other tax withholding obligations, if any, that arise upon the Purchase Date or the disposition of the Common Stock. At any time, the Company or a Designated Subsidiary may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or disposition of Common Stock by the Participant earlier than as described in Section 423(a)(1) of the Code.

(c) No interest will be paid or allowed on any money paid into the Plan or credited to the notional account of any Participant.

9. Delivery. As promptly as practicable after each Purchase Date, the number of Shares purchased by each Participant upon exercise of his or her option shall be deposited into an account established in the Participant’s name with the Plan Administrator. The Committee may determine that no Share purchased in respect of an offering may be transferred out of such Participant’s account with the Plan Administrator other than in connection with a “disposition” (as such term is used in Section 423(a)(1) of the Code) of such Share for the longer of (x) two (2) years following the Offering Date applicable to such Share and (y) one (1) year following the Purchase Date applicable to such Share.

10. Voluntary Withdrawal; Termination of Employment.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her notional account under the Plan at any time prior to the applicable Purchase Date by giving written notice to the Plan Administrator in the manner directed by the Company. All of the Participant’s Contributions credited to his or her notional account with respect to an Offering Period will be paid to him or her as soon as administratively practicable after receipt of his or her notice of withdrawal, his or her option for the current Offering Period will be automatically terminated, and no further Contributions for the purchase of Shares may be made by the Participant with respect to such Offering Period. A Participant’s withdrawal from the Plan during an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding Offering Period or in any similar plan that may hereafter be adopted by the Company.

Annex L-4

(b) Upon termination of the Participant’s Continuous Status as an Employee prior to a Purchase Date for any reason, including retirement or death, the Contributions credited to his or her notional account will be returned to him or her, and his or her option will be automatically terminated; provided, however, that in the event of the death of a Participant, the Company shall deliver the Contributions to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such amounts to the spouse or to any one or more dependents or relatives of the Participant.

11. Shares.

(a) Subject to adjustment as provided in Section 16, the maximum number of Shares that shall be made available for sale under the Plan shall be [X]1 subject to an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the least of (i) 1% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year, (ii) [_____]2 Shares and (iii) such number of shares as is determined by the Board. If the Committee determines at any time that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed the number of Shares that are available for sale under the Plan on such Purchase Date, the Company shall make a pro rata allocation of the Shares available for purchase on such Purchase Date, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and the Committee may, in its discretion (x) continue all Offering Periods then in effect, or (y) terminate any or all Offering Periods then in effect pursuant to Section 17 below.

(b) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

12. Administration.

(a) Subject to the express provisions of the Plan, the Committee shall administer the Plan and shall have the sole and plenary power to (i) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan; (ii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, including, without limitation to the foregoing, by changing the duration (subject to a maximum Offering 1 Note to Draft: Insert number of shares equal to 3% of the outstanding shares of the Company’s common stock immediately following the Closing (including, for clarity, the Class B shares issued in respect of the transaction bonus payable to Thomas Shannon). Period of 27 months), frequency, start date, and end dates of Offering Periods and/or the Purchase Dates. The authority of the Committee includes, without limitation, the authority to (x) determine procedures for setting or changing payroll deduction percentages, and obtaining necessary tax withholdings, and (y) adopt amendments to the Plan in accordance with Section 17. All designations, determinations, interpretations, and other decisions by the Committee (or its delegate) regarding the Plan shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any affiliate, any Participant, any holder or beneficiary of any option, and any shareholder of the Company. The expenses of administering the Plan shall be borne by the Company.

(b) The Committee may delegate any or all of its authority and obligations under this Plan to such committee or committees (including without limitation, a committee of the Board) or officer(s) of the Company as they may designate.

(c) Nothing in the Plan shall be deemed to authorize the Committee to take any action contrary to applicable law or regulation, or rules of the NYSE or any other securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted.

(d) Notwithstanding any delegation of authority hereunder, the Board may itself take any action permitted under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Committee shall be construed to apply equally to the Board. Any references to the Board mean the Board only.

____________

1        Note to Draft: Insert number of shares equal to 3% of the outstanding shares of the Company’s common stock immediately following the Closing (including, for clarity, the Class B shares issued in respect of the transaction bonus payable to Thomas Shannon).

Annex L-5

13. Transferability. Neither amounts accumulated in a Participant’s notional account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will or by the laws of descent and distribution, or as provided in Section 10) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

14. Use of Funds. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions.

15. Reports. Statements of account will be made available to Participants by the Company or the Plan Administrator in the form and manner designated by the Committee.

16. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Subject to any required action by the stockholders of the Company, (i) the number of Shares covered by each option under the Plan that has not yet been exercised, (ii) the number of Shares that have been authorized for issuance under the Plan but that have not yet been placed under option (collectively, the “Reserves”), (iii) the number of Shares set forth in Section 11 above, and (iv) the Purchase Price for each then-current Offering Period shall, if applicable, be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, a reverse stock split, a stock dividend, a subdivision, combination, or reclassification of the Common Stock (including any such change in the number of shares of Common Stock effected in connection with a change in domicile of the Company), or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company, or any increase or decrease in the value of a Share resulting from a spinoff or split-up; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided above, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b) In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Committee. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation (or its parent or subsidiary) refuses to assume or substitute for outstanding options, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set by the Committee (the “New Purchase Date”), as of which New Purchase Date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the Corporate Transaction, and the Company shall notify each Participant in writing, at least ten (10) days prior to the New Purchase Date, that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 10. For purposes of this Section 16, an option granted under the Plan shall be deemed to be assumed, without limitation, if at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of Shares or the same amount of property or cash, or number of securities (or combination thereof) as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of shares of Common Stock covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 16); provided, however, that if the consideration received in the transaction is not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent or subsidiary equal in Fair Market Value to the per- Share consideration received by holders of Common Stock in the transaction.

(c) If the Company consummates the sale or transfer of a Designated Subsidiary, business unit, or division to an unaffiliated person or entity, or the spin-off of a Designated Subsidiary, business unit, or division to shareholders during an Offering Period, the Contributions credited to the notional account of each Participant employed by such

Annex L-6

Designated Subsidiary, business unit, or division, as applicable, as of the time of such sale, transfer, or spin-off with respect the offering to which such Offering Period relates will be returned to the Participant without interest, and the Participant’s option will be automatically terminated.

(d) The existence of the Plan shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior-preference stocks whose rights are superior to or affect the Common Shares or the rights thereof or that are convertible into or exchangeable for Common Shares, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

17. Amendment or Termination.

(a) The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of any securities exchange or inter-dealer quotation service on which the Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such amendment, alteration, suspension, discontinuance, or termination is either required or advisable in order for the Company or the Plan to satisfy any applicable law or regulation.

(b) Except as provided in Section 16, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board’s setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting principles applicable to the Plan.

(c) Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld that may be made during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable that are consistent with the Plan.

18. No Rights to Continued Employment. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an affiliate, or to continue in the employ or the service of the Company or an affiliate.

19. Beneficiary Designation. The Participant’s beneficiary shall be the Participant’s spouse (or domestic partner if such status is recognized by the Company and in such jurisdiction), or if the Participant is otherwise unmarried at the time of death, the Participant’s estate, except to the extent that a different beneficiary is designated in accordance with procedures that may be established by the Committee from time to time for such purpose. Notwithstanding the foregoing, in the absence of a beneficiary validly designated under such Committee-established procedures and/or applicable law who is living (or in existence) at the time of death of a Participant residing or working outside the United States, any required distribution under the Plan shall be made to the executor or administrator of the estate of the Participant, or to such other individual as may be prescribed by applicable law.

20. Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all eligible Employees who are granted options under the Plan shall have the same rights and privileges.

Annex L-7

21. No Rights as a Shareholder. Except as otherwise specifically provided in the Plan, no person shall be entitled to the privileges of ownership in respect of Shares that are subject to options hereunder until such Shares have been issued or delivered to that person.

22. Withholding. To the extent required by applicable federal, state, or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan.

23. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

24. Conditions Upon Issuance of Shares.

(a) The Plan and the issuance and delivery of Shares under the Plan are subject to compliance with all applicable U.S. federal, state, local, and non-U.S. laws, rules, and regulations (including but not limited to state, U.S. federal, and non-U.S. securities law, and margin requirements) and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such laws, rules, and regulations.

(b) Notwithstanding any terms or conditions of the Plan to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Shares pursuant to the Plan unless such Shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such Shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, U.S. federal securities laws, or the rules, regulations, and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such Shares are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations, and other requirements, and the Committee may cause a legend or legends to be put on any such certificates of Common Stock delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock delivered under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders.

25. Term of Plan; Effective Date. The Plan was adopted by the Board on [            ], 2021, and approved by the Company’s stockholders [            ], 2021. The Plan shall be effective on [            ], 2021 (the “Effective Date”), and shall continue in force and effect until terminated under Section 17. Unless sooner terminated by the Board, the Plan shall terminate upon the ten (10) year anniversary of the Effective Date.

26. Additional Restrictions of Rule 16b-3. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

27. Indemnification. No member of the Board or the Committee, nor any employee or agent of the Company exercising authority delegated by the Board or the Committee hereunder (each such person, an “Indemnifiable Person”), shall be liable for any action taken or omitted to be taken or any determination made in the administration of the Plan (unless constituting fraud or a willful criminal act or willful criminal omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be involved as a party or witness or otherwise by reason of any action taken or omitted to be taken or determination made under the Plan and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval (not to be unreasonably

Annex L-8

withheld) in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of recognized standing of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or willful criminal omission or that such right of indemnification is otherwise prohibited by law or by the Company’s certificate of incorporation or by-laws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s certificate of incorporation or by-laws, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

28. Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

29. No Trust or Fund Created. The Plan shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or to otherwise segregate any assets, nor shall the Company maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

30. Reliance on Reports. Each member of the Committee and each member of the Board (and each such member’s respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent registered public accounting firm of the Company and its affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

31. Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan.

32. Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

33. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity, or would disqualify the Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, such provision shall be construed or deemed stricken as to such jurisdiction, person, or entity, and the remainder of the Plan shall remain in full force and effect.

34. Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

*            *            *

Annex L-9

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Isos’s amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Isos has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Isos against its obligations to indemnify its officers and directors.

Isos’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Isos and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Isos if (i) Isos has sufficient funds outside of the trust account or (ii) Isos consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Isos pursuant to the foregoing provisions, Isos has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit Number	Description
2.1	Business Combination Agreement dated as of July 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (included as Annex A-1 to the proxy statement/prospectus).
2.2	Amendment to Business Combination Agreement dated as of November 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (included as Annex A-2 to the proxy statement/prospectus).
2.3^	Form of Plan of Domestication of Isos Acquisition Corporation.
3.1^	Memorandum and Articles of Association of Isos Acquisition Corporation.
3.2

Form of Certificate of Incorporation of Isos Acquisition Corporation (a Delaware corporation) to become effective upon completion of the Domestication (including as Annex B to the proxy statement/prospectus).

3.3	Form of Bylaws of Isos Acquisition Corporation (a Delaware corporation) to become effective upon completion of the Domestication (included as Annex C to the proxy statement/prospectus).
3.4^	Form of Certificate of Domestication of Isos Acquisition Corporation.
3.5^	Form of Certificate of Designations of Series A convertible preferred stock.
4.1^	Specimen Class A common stock certificate.
4.2^	Specimen Class B common stock certificate.
4.3^	Form of specimen warrant certificate (incorporated bv reference to Exhibit 4.3 to the Company’s Amendment No. 1 to Form S-1 filed with the SEC on February 22, 2021).
5.1^	Opinion of Hughes Hubbard & Reed LLP as to validity of the securities being registered.
8.1^	Opinion of Hughes Hubbard & Reed LLP regarding certain U.S. income tax matters.
10.1	Form of Common Subscription Agreement (included as Annex D to the proxy statement/prospectus).
10.2	Form of Preferred Subscription Agreement (included as Annex E to the proxy statement/prospectus).

Exhibit Number	Description
10.3

Amended and Restated Forward Purchase Contract dated as of July 1, 2021, by and among Isos Acquisition Corporation and the subscribers named therein (included as Annex F to the proxy statement/prospectus).

10.4	Form of Stockholder Support Agreement (included as Annex G to the proxy statement/prospectus).
10.5	Form of Sponsor Support Agreement (included as Annex H to the proxy statement/prospectus).
10.6	Form of Lock-Up Agreement (included as Annex I to the proxy statement/prospectus).
10.7	Form of Registration Rights Agreement (included as Annex J to the proxy statement/prospectus).
10.8^	Stockholders Agreement, by and among Isos Acquisition Corporation, A-B Parent, LLC, Cobalt Recreation LLC, Thomas F. Shannon and Atairos Group, Inc., dated as of July 1, 2021.
10.9^	Investment Management Trust Agreement dated March 2, 2021, by and between Isos Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee.
10.10^

First Lien Credit Agreement, dated as of July 3, 2017, among A-B Merger Sub II LLC (to be merged with and into Kingpin Intermediate Holdings LLC), A-B Merger Sub I Inc. (to be merged with and into Bowlmor AMF Corp.), the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.11^

First Incremental Amendment to the First Lien Credit Agreement, dated as of March 28, 2018, among Kingpin Intermediate Holdings LLC, Bowlero Corp. (f/k/a Bowlmor AMF Corp.), the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.12^

Second Amendment to the First Lien Credit Agreement, dated as of July 5, 2018, among Kingpin Intermediate Holdings LLC, Bowlero Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.13^

Third Incremental Amendment to the First Lien Credit Agreement, dated as of November 20, 2019, among Kingpin Intermediate Holdings LLC, Bowlero Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.14^

Fourth Amendment to the First Lien Credit Agreement, dated as of June 10, 2020, among Kingpin Intermediate Holdings LLC, Bowlero Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.15^

Fifth Amendment to the First Lien Credit Agreement, dated as of September 25, 2020, among Kingpin Intermediate Holdings LLC, Bowlero Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.16^	First Lien Credit Agreement, dated as of September 25, 2020, among Kingpin Intermediate Holdings LLC, Bowlero Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
10.17^	Bowlero Corp. 2021 Omnibus Incentive Plan (included as Annex K to the proxy statement/prospectus).
10.18^	Bowlero Corp. Employee Stock Purchase Plan (included as Annex L to the proxy statement/prospectus).
10.19^	2017 Bowlmor AMF Corp. Stock Incentive Plan, as amended as of January 7, 2020.
10.20^	Form of Notice of Grant of Stock Option Award and Option Award Agreement under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.21^	Notice of Grant of Stock Option Award and Option Award Agreement for Thomas F. Shannon (Residual Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.22^	Notice of Grant of Stock Option Award and Option Award Agreement for Brett I. Parker (Residual Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.23^	Notice of Grant of Stock Option Award and Option Award Agreement for Thomas F. Shannon (Tranche 1 Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.24^	Notice of Grant of Stock Option Award and Option Award Agreement for Brett I. Parker (Tranche 1 Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.25^	Notice of Grant of Stock Option Award and Option Award Agreement for Thomas F. Shannon (Tranche 2 Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.
10.26^	Notice of Grant of Stock Option Award and Option Award Agreement for Brett I. Parker (Tranche 2 Pool Award) under the 2017 Bowlmor AMF Corp. Stock Incentive Plan.

Exhibit Number	Description
10.27^	Employment Agreement, dated as of June 6, 2017, by and between Bowlmor AMF Corp. and Thomas F. Shannon.
10.28^	Employment Agreement, dated as of June 6, 2017, by and between Bowlmor AMF Corp. and Brett I. Parker.
10.29^	Transaction Bonus Agreement, dated July 1, 2021, by and between Bowlero Corp. and Thomas F. Shannon.
10.30^	Transaction Bonus Agreement, dated July 1, 2021, by and between Bowlero Corp. and Brett I. Parker.
23.1	Consent of Marcum LLP.
23.2	Consent of KPMG LLP.
23.3^	Consent of Hughes Hubbard & Reed LLP (included as part of Exhibit 5.1).
24.1	Powers of Attorney (included on the signature page to this Registration Statement).
99.1^	Form of Proxy Card for the extraordinary general meeting.
99.2^	Consent of Thomas F. Shannon to be named as a director.
99.3^	Consent of Brett I. Parker to be named as a director.
99.4^	Consent of John A. Young to be named as a director.
99.5^	Consent of George Barrios to be named as a director.
99.6^	Consent of Michelle Wilson to be named as a director.
99.7^	Consent of Michael J. Angelakis to be named as a director.
99.8^	Consent of Rachael A. Wagner to be named as a director.
99.9^	Consent of Robert J. Bass to be named as a director.
99.10^	Consent of Sandeep Mathrani to be named as a director.
99.11^	Bowlero Stockholder Cash/Stock Election Form.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive File

____________

^        Previously filed.

Item 22.     Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                            iii.      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(9)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on November 15, 2021.

ISOS ACQUISITION CORPORATION
By:	/s/ Michelle Wilson
Michelle Wilson
Co-Chief Executive Officer
By:	/s/ George Barrios
George Barrios
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michelle Wilson	Co-Chair of the Board and Co-Chief Executive Officer	November 15, 2021
Michelle Wilson	(Co-Principal Executive Officer)

/s/ George Barrios	Co-Chair of the Board and Co-Chief Executive Officer	November 15, 2021
George Barrios	(Co-Principal Executive Officer)

/s/ Winston Meade	Chief Financial Officer	November 15, 2021
Winston Meade	(Principal Accounting Officer)

/s/ Derek Chang*	Director	November 15, 2021
Derek Chang

/s/ Barbara Daniel*	Director	November 15, 2021
Barbara Daniel

/s/ Jacqueline Hernandez*	Director	November 15, 2021
Jacqueline Hernandez

/s/ Perkins Miller*	Director	November 15, 2021
Perkins Miller

/s/ Dan Reed*	Director	November 15, 2021
Dan Reed

/s/ John Rose*	Director	November 15, 2021
John Rose
*By:	/s/ Michelle Wilson
Name: Michelle Wilson
Title: Attorney-in-Fact